Form 20-F/A
period 2020-12-31
Biophytis SA
filed 2021-03-18
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Biophytis S.A.

Sorbonne University—BC 9, Bȃtiment A 4ème étage

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒  No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) is being filed by Biophytis S.A. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original 20-F”), originally filed with the U.S. Securities and Exchange Commission on March 12, 2021. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 12, 2021.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

BIOPHYTIS S.A.

By:	/s/ Stanislas Veillet
Stanislas Veillet
Chief Executive Officer and Chairman

Date:  March 18, 2021