Form 20-F/A
period 2020-12-31
Biophytis SA
filed 2021-10-28
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 (“Amendment No. 2”) on Form 20-F/A to the annual report on Form 20-F of Biophytis S.A. for the year ended December 31, 2020 originally filed with the Securities and Exchange Commission on March 12, 2021 (the “Original Form 20-F”), and amended on March 18, 2021 (“Amendment No. 1”), is being filed to restate our consolidated financial statements as of and for the years ended December 31, 2019 and 2020. See Note 1, Restatement of Previously Issued Consolidated Financial Statements, in Part II, Item 17, Financial Statements, of this Amendment No. 2 for additional information. This Amendment No. 2 also amends certain other items in the Original Form 20-F, as listed in the section titled “Items Amended in this Amendment No. 2” below.

Unless otherwise indicated, “BIOPHYTIS,” “the Company,” “our company,” “we,” “us” and “our” refer to BIOPHYTIS S.A. and its consolidated subsidiaries.

Background of the Restatement

Subsequent to the period covered by the Original Form 20-F, the Company’s management and the audit committee of the Company’s board of directors, determined that it is necessary to restate the Company’s previously issued consolidated financial statements for the 2019 and 2020 financial years in order to make certain corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

These technical corrections address the inappropriate historical accounting practices relating to notes convertible into ordinary shares and/or redeemable for cash with attached warrants issued to convertible noteholders.

The fair values historically attributed to the attached warrants as well as the derivatives embedded in the convertible bonds and to the shares issued upon conversion were incorrect, and consequently induce material impacts on certain financial statement line items. As part of the reassessment of the fair value of the embedded derivatives, it was determined that the Company could not reliably estimate separately their fair value and therefore concluded that the entire hybrid contracts should be measured at fair value through profit or loss

Summary of the Restatement Adjustments

The following tables summarize the impact of the restatement on our financial statements for the years ended December 31, 2020 and December 31, 2019.

	As of and for the year ended			As of and for the year ended
	December 31, 2019			December 31, 2020
	As			As
	previously		As	previously		As
	reported	Adjustments	restated	reported	Adjustments	restated
Statement of consolidated financial position
Total shareholders’ equity	(7,526)	(758)	(8,284)	6,832	(4,564)	2,268
Non-current liabilities	5,540	—	5,540	2,021	—	2,021
Current financial liabilities	9,846	1,211	11,057	7,262	5,957	13,219
Provisions	—	—	—	1,396	(1,394)	2
Derivative instruments	451	(451)	—	—	—	—
Total liabilities and shareholders’ equity	17,672	—	17,672	27,210	—	27,210

Statement of consolidated financial operations
Net financial expenses	(2,134)	(1,210)	(3,344)	(3,112)	(8,463)	(11,575)
Income taxes benefit	28	52	80	—	—	—
Net loss	(17,788)	(1,158)	(18,946)	(17,054)	(8,463)	(25,517)

Internal Control Considerations

As part of the restatement, our management, including our principal executive officer and principal financial officer, re-evaluated our internal control over financial reporting and concluded that the failure to correctly apply IFRS 9 and its related interpretations and rules with respect to the accounting treatment of our convertible notes constituted a material weakness in the Company's internal control over financial reporting. Notwithstanding this material weakness, management has concluded that the audited financial statements included in this Amendment No. 2 are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

The Company continues to evaluate and will take steps to improve the Company’s internal financial controls and procedures regarding IFRS 9 Financial Instruments fair value assessments. The Company will provide updates on progress toward these goals in its upcoming financial reports.

Items Amended in this Amendment No. 2

The following items have been amended to reflect the restatement in this Amendment No. 2:

●	Part I, Item 3.D., Risk Factors
●	Part I, Item 5, Operating and Financial Review and Prospects
●	Part I, Item 8, Financial Information
●	Part II, Item 11, Quantitative and Qualitative Disclosures About Market Risk
●	Part II, Item 15, Disclosure Controls and Procedures
●	Part III, Item 17, Financial Statements

Except as set forth above, this Amendment No. 2 does not modify or update the disclosures in the Original Form 20-F. This Amendment No. 2 speaks as of the filing date of the Original Form 20-F and does not reflect events occurring after the filing date of the Original Form 20-F. Accordingly, this Amendment No. 2 should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F, as information in such filings may update or supersede certain information contained in this Amendment No. 2.

While we are amending only certain portions of our Original Form 20-F, for convenience and ease of reference, we are filing the entire annual report on Form 20-F/A, except for certain exhibits.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment No. 2 pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the timing, progress and results of clinical trials for our drug candidates, including statements regarding the timing of initiation and completion of clinical trials, dosing of subjects and the period during which the results of the clinical trials will become available;
●	the potential impact of COVID-19 on our clinical trials and our operations generally;
●	the timing, scope or likelihood of regulatory filings and approvals for our drug candidates;
●	our ability to successfully commercialize our drug candidates;
●	potential benefits of the clinical development and commercial experience of our management team;
●	our ability to effectively market any drug candidates that receive regulatory approval on our own or through third parties;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectation regarding the safety and efficacy of our drug candidates;
●	the potential clinical utility and benefits of our drug candidates;
●	our ability to advance our drug candidates through various stages of development, especially through pivotal safety and efficacy trials;
●	our estimates regarding the potential market opportunity for our drug candidates;
●	developments and projections relating to our competitors or our industry;
●	our ability to become profitable;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our ability to secure additional financing when needed on acceptable terms;
●	the impact of government laws and regulations in the United States, France and foreign countries;

●	the implementation of our business model, strategic plans for our business, drug candidates and technology;
●	our intellectual property position;
●	our ability to rely on orphan drug designation for market exclusivity;
●	our ability to attract or retain key employees, advisors or consultants; and
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

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

Our business is subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

●	Risks Related to Our Limited Operating History, Financial Condition, and Capital Requirements
o	Health pandemics or epidemics, including the current outbreak of COVID-19.
o	History of losses.
o	Our need for substantial additional financing to achieve our goals.
o	Limited resources and difficulties related to prioritizing drug candidate development.
o	Indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
o	Our debt agreements contain restrictions that limit our flexibility in operating our business.
●	Risks Related to Our Business
o	We are in the early stages of development.
o	Our ability to obtain regulatory approval for our drug candidates.
o	Our ability to enroll patients in our clinical trials.
o	Undesirable side effects that related to any of our drug candidates.
o	Failure to achieve physician acceptance and patient adoption.

o	Reliance on third parties for raw materials and to conduct our preclinical studies and clinical trials.
o	Competition.
o	Government restrictions on pricing and reimbursement.
o	Our ability to establish or secure sales capabilities.
o	Attracting and retaining senior management and key scientific personnel.
o	Product liability lawsuits.
o	The success of our existing and future collaborations.
o	Significant disruptions to our information technology systems or breaches of data security and/or misconduct by our employees or independence contractors.
o	Ability to comply with environmental laws and regulations.
●	Risks Related to Intellectual Property
o	Our ability to protect our intellectual property and proprietary rights.
o	Our ability to resolve disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others.
●	Risks Related to Government Regulation
o	The status of the COVID-19 pandemic and availability of vaccines.
o	Competition (including from generic drugs).
o	Our ability to obtain orphan drug designation, if we pursue it.
o	The impact of healthcare legislation on our business.
o	Our relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers.
o	The impact of U.S. and foreign anti-corruption and anti-money laundering laws on our business.
o	Our failure to maintain certain tax benefits applicable to French technology companies.
o	The impact of U.S. tax laws and regulations on our business.
●	Risks Related to the Ownership of the ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status
o	The requirements of being a U.S. public company.
o	The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in France, including our auditor.
o	An active trading market may not develop for our ADSs.

o	The market price of our equity securities may be volatile.
o	Foreign exchange risk.
o	Possible increased risk of securities class action litigation following our U.S. initial public offering.
o	Coverage of our company and business by securities or industry analysts.
o	No current intention to pay dividends.
o	Dilution to investors as a result of a significant number of outstanding warrants and convertible debt instruments.
o	The possibility of future sales of a substantial number of our securities could adversely affect the price of our securities.
o	U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this annual report.
o	ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement.
o	Our governing documents and French corporate law may delay or discourage a takeover attempt.
o	The ability of ADS holders to exercise voting rights, participate in any future preferential subscription rights, receive dividends, or transfer their ADSs.
o	Our status as a foreign private issuer and an “emerging growth company”.
o	Risks associated with being characterized a passive foreign investment company.
o	Our ability to maintain effective internal control over financial reporting.

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

We incurred losses of €14.0 million, €18.9 million (as restated) and €25.5 million ($31.2 million) (as restated) (translated solely for convenience into dollars at an exchange rate of €1.00=$1.223, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) for the years ended December 31, 2018, 2019 and 2020, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our preclinical and clinical programs and other research and development activities and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our drug candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

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

Our future capital requirements depend on many factors, including:

●	the scope, progress, data and costs of researching and developing our current drug candidates and any other drug candidates we may choose to pursue in the future, and conducting preclinical studies and clinical trials;
●	the timing of, and the costs involved in, obtaining regulatory approvals for our current drug candidates or any future drug candidates we may choose to pursue;
●	the number and characteristics of any additional drug candidates we develop or acquire;
●	any costs associated with manufacturing our current drug candidates and any future drug candidates;
●	the cost of sourcing purified extracts and a supply chain in sufficient quantity and quality to meet our needs;
●	the cost of commercialization activities associated with any of our current drug candidates or any future drug candidates that are approved for sale and that we choose to commercialize ourselves, including marketing, sales and distribution costs;
●	our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	any product liability or other lawsuits related to any current or future drug candidates that are approved for sale;
●	the expenses needed to attract, hire and retain skilled personnel;
●	the costs associated with being a public company;

●	the costs that become required as a result of modified or revised clinical protocols for our clinical trials;
●	the costs that become required due to necessity of having to perform additional clinical trials;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and
●	the timing, receipt and amount of sales of any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis on terms acceptable to us, we may be required to:

●	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our current drug candidates or any future drug candidate;
●	seek corporate partners for our drug candidates when we would otherwise develop our drug candidates on our own, or at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;
●	delay, limit, reduce or terminate our research and development activities; or
●	delay, limit, reduce or terminate any efforts to establish manufacturing and sales and marketing capabilities or other activities that may be necessary to commercialize our current drug candidates or any future drug candidates.

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

Our operating results may fluctuate significantly, which may make it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

●	the timing and cost of, and level of investment in, research, development and, if approved, any commercialization activities relating to our drug candidates, which may change from time to time;
●	the timing and status of enrollment for our clinical trials;
●	the cost of manufacturing our drug candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
●	expenditures that we may incur to acquire, develop or commercialize additional drug candidates;
●	the timing and amount of any future milestone, royalty or other payments due under any collaboration or license agreement;
●	future accounting pronouncements or changes in our accounting policies;
●	the timing and success or failure of preclinical studies and clinical trials for our drug candidates and/or redesign, delays and/or change of scope of our preclinical or clinical trials;
●	the timing of receipt of approvals for our drug candidates from regulatory authorities in the United States and internationally;
●	the timing and success of competing drug candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;
●	coverage and reimbursement policies with respect to our drug candidates, if approved; and
●	the level of demand for our products, if approved, which may vary significantly over time.

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

Our Venture Loan Agreement and Bonds Issue Agreement with Kreos and our convertible notes agreement with ATLAS Special Opportunities LLC, or ATLAS, impose certain operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

●	incur additional indebtedness;
●	create or incur liens;
●	sell or transfer assets; and
●	pay dividends and distributions.

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

In the future, we may also become dependent on other drug candidates that we may develop or acquire. The clinical and commercial success of our current drug candidates and any future drug candidates will depend on a number of factors, including the following:

●	our ability to raise any additional required capital on acceptable terms, or at all;
●	our ability to complete Investigational New Drug, or IND-enabling studies and successfully submit IND or comparable applications;
●	timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	whether we are required by the FDA, EMA or similar regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our drug candidates or any future drug candidates;
●	acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our drug candidates by the FDA, the EMA and similar regulatory authorities;
●	our ability to demonstrate to the satisfaction of the FDA, EMA and similar regulatory authorities the safety, efficacy and acceptable risk to benefit profile of our drug candidates or any future drug candidates;
●	our ability to perform clinical trials according to modified clinical trial protocols and to adapt to work environments that are changing due to the COVID-19 pandemic (e.g., a significant number of our employees who are working from home);
●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our drug candidates or future approved products, if any;

●	the timely receipt of necessary marketing approvals from the FDA, EMA and similar regulatory authorities;
●	achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with our contractual obligations and with all regulatory requirements applicable to our drug candidates or any future drug candidates or approved products, if any;
●	the ability of any third parties with whom we contract to manufacture adequate clinical trial and commercial supplies, if approved, of our current drug candidates or any future drug candidates, remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with applicable requirements including current good manufacturing practices, ("cGMP");
●	with respect to any approved drug candidates that we elect to commercialize ourselves, our ability to successfully develop a commercial strategy and thereafter commercialize such drug candidates, whether alone or in collaboration with others;
●	the convenience of our treatment or dosing regimen;
●	our sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs for clinical development and commercialization;
●	acceptance by physicians, payors and patients of the benefits, safety and efficacy of our drug candidates or any future drug candidates, if approved, including relative to alternative and competing treatments;
●	patient demand for our drug candidates, if approved;
●	our ability to maintain adequate drug diversion controls for Sarconeos (BIO101), which has a potential for misuse/abuse among body builders and other sportsmen as a result of its intended anabolic effect;
●	lifestyle and commercial restrictions as a result of the current outbreak of COVID-19;
●	the potential impact of changing government orders in response to upticks in COVID-19 cases and other limitations on our ability to conduct our business in the ordinary course;
●	prioritization of hospital resources toward the COVID-19 pandemic which would otherwise be used for clinical studies;
●	the ability of our participants to safely follow clinical trial protocols because of quarantines impeding patient movement or interrupting healthcare services, or due to potential patient concerns regarding interactions with medical facilities or staff as a result of the COVID-19 pandemic;
●	our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be delayed or disrupted, which may be adversely impact our clinical trial operations;
●	delays due to the COVID-19 pandemic, including due to reduced workforce productivity as a result of our implementation of a temporary work-from-home policy or illness among personnel, or due to delays at our third-party contract research organizations throughout the world for similar reasons or due to restirctions imposed by applicable governmental authorities;
●	the impact, if any on the data from ongoing studies that have been impacted by the initial and subsequent waves of the coronavirus pandemic effect, and whether changes that were made to accommodate the pandemic will allow regulatory acceptance of the resulting data or whether the data will be sufficient for regulatory review—the effect of such changes will not be known until we complete ongoing studies, data analysis, and submit the data for regulatory review;
●	our ability to establish and enforce intellectual property rights in and to our current drug candidates and any future drug candidates we may develop;

●	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims; and
●	risks related to COVID-19, the status of the ongoing pandemic, availability of vaccines, and pattern of spread (which may depend on persistence, or lack thereof, of antibodies which, as of the date of this annual report, is suspected to be no longer than six to 12 months).

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

The FDA, EMA or any foreign regulatory authorities can delay, limit or deny approval of our drug candidates for many reasons, including:

●	our inability to demonstrate to the satisfaction of the agency that a drug candidate is safe and effective for the requested indication;
●	the agency’s disagreement with, or questions on, our trial protocol or the interpretation of data from preclinical studies or clinical trials, including studies impacted by the coronavirus pandemic;

●	the agency’s refusal to accept the data that is produced from modified protocols (e.g., data collected from phone contacts instead of in-office and in-person checks and visits may not be sufficient for regulatory approval or clearance);
●	our inability to demonstrate that the clinical and other benefits of a drug candidate outweigh any safety or other perceived risks;
●	the agency’s requirement for additional preclinical studies or clinical trials;
●	the agency’s non-approval of the formulation, labeling or specifications of a drug candidate;
●	the agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers upon which we rely;
●	our inability to demonstrate to the satisfaction of the agency the sourcing of purified extracts and that our supply chain is in sufficient quantity and quality to meet product specifications; or
●	the potential for approval policies or regulations of the FDA, EMA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

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

●	the FDA, EMA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;
●	delays in obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly from one country to another, notably among different CROs and trial sites;
●	institutional review boards, ethics committee or IRB approval at each trial site;
●	recruiting an adequate number of suitable patients to participate in a trial;
●	having subjects complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	inability to access sites for initiation and patient monitoring and enrollment due to travel or quarantine restrictions imposed by national, federal, state or local governance;
●	addressing subject safety concerns that arise during the course of a trial;
●	adding a sufficient number of clinical trial sites;
●	sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs;
●	safety issues that are discovered in preclinical studies that will be conducted concurrently with the COVA clinical trial;
●	supply chain and sourcing may be slow or significantly delayed as the result of COVID-19 restrictions on movement suspensions of service, and temporary global border closings; or
●	obtaining sufficient product supply of drug candidate for use in preclinical studies, clinical trials, or during industrial scale up from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;
●	patient screening, new patient enrollment, monitoring and data collection may be affected or delayed as a result of restrictions imposed by national, federal, state or local governments due to COVID-19;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or be unable to source or provide us with sufficient purified extracts for product supply to conduct and complete preclinical studies or clinical trials of our drug candidates in a timely manner, or at all;
●	we or our investigators might have to suspend or terminate clinical trials of our drug candidates for various reasons, including non-compliance with regulatory requirements, inability to comply with applicable study protocol as a result of COVID-19 restrictions, a finding that our drug candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;
●	limitations occurring as a result of public health emergencies, such as COVID-19;
●	the impact, if any on the data from ongoing studies that have been impacted by the initial and subsequent waves of the coronavirus pandemic effect and whether changes to accommodate the pandemic will impact regulatory acceptance of the data or whether it will be sufficient for regulatory review, the effect of which will not be known until we complete ongoing studies, data analysis and submit the data for regulatory review;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the quality of our drug candidates or other materials necessary to conduct preclinical studies or clinical trials of our drug candidates may be insufficient or inadequate;
●	regulators may revise the requirements for approving our drug candidates, or such requirements may not be as we anticipate; and
●	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, we may:

●	incur unplanned costs;
●	be delayed in obtaining marketing approval for our drug candidates or, in due course, not obtain marketing approval at all;
●	obtain marketing approval in some countries and not in others;
●	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;
●	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;
●	be subject to additional post-marketing testing requirements; or
●	have the treatment removed from the market after obtaining marketing approval.

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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;
●	the size of the patient population required for analysis of the trial’s primary endpoints;
●	the proximity of patients to trial sites;
●	the ability of patients to be assessed in study sites, given potential lock-downs due to the COVID-19 pandemic;
●	the design of the trial;
●	patient enrollment may be delayed due to quarantines impeding patient movement or patient concerns regarding interaction and monitoring with medical facilities and staff;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating; and
●	our ability to obtain and maintain patient consents.

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

If any of our drug candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw their approval of the product;
●	we may be required to recall a product or change the way such product is administered to patients;
●	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;
●	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or other warnings, including a potential for abuse warning;
●	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients;

●	the sales of our product may decrease significantly and the product may become less competitive; and
●	our reputation may suffer.

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

Even if one or more of our drug candidates receives the necessary regulatory approvals, the commercial success of any of our current or future drug candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. Our drug candidates may not be commercially successful. For a variety of reasons, including among other things, competitive factors, pricing or physician preference, reimbursement by insurers, the degree and rate of physician and patient adoption of our current or future drug candidates, if approved, will depend on a number of factors, including:

●	the clinical indications for which the product is approved and patient demand for approved products that treat those indications;
●	the safety and efficacy of our product as compared to other available therapies;
●	the feasabilty of adhering to heightened drug diversion protocols for drug product Sarconeos (BIO101) which has the potential for misuse/abuse by body builders and other sportsmen;
●	the availability of coverage and adequate reimbursement from managed care plans, insurers and other healthcare payors for any of our drug candidates that may be approved;
●	acceptance by physicians, operators of clinics and patients of the product as a safe and effective treatment;
●	overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved indications;
●	public misperception regarding the use of our therapies, or public bias against “anti-aging” companies;
●	patient satisfaction with the administration and effectiveness of our drug candidates and overall treatment experience, including, for example, the convenience of any dosing regimen and storage method;
●	the cost of treatment with our drug candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved, on the part of insurance companies and other third-party payers, physicians and patients;
●	the timing of market introduction of the drug candidate as well as competitive products;
●	the revenue and profitability that our products may offer a physician as compared to alternative therapies;
●	the prevalence and severity of side effects;
●	limitations or warnings contained in the approved labeling for our products;
●	any regulatory agency’s requirement to undertake a REMS;
●	the effectiveness of our sales, marketing and distribution efforts;

●	COVID-19 may be substantially eradicated prior to our development of a successful therapy in the COVA clinical program by one or more of the vaccines that have been or may in the future be authorized for use, or the therapy produced by the COVA clinical program may not be effective against other or future coronaviruses, reducing or eliminating the need for this therapy to treat the disease;
●	the SARS-CoV-2 virus could develop resistance to our treatment developed in the COVA clinical program, which could affect any long-term demand or sales potential for our potential therapies;
●	adverse publicity about our products or favorable publicity about competitive products; and
●	potential product liability claims.

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

The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may negatively affect our commercialization prospects, including:

●	our ability to set a price we believe is fair for our products, if approved;
●	our ability to obtain and maintain market acceptance by the medical community and patients;
●	our ability to generate revenues and achieve profitability; and
●	the availability of capital.

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

As of the date of this annual report, we have 25 full-time employees, 20 of whom are engaged in research and development activities and four of whom are engaged in general and administrative activities. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our drug candidates or any future drug candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

●	manage our clinical trials effectively;
●	identify, recruit, retain, incentivize and integrate additional employees;
●	manage our internal development and operational efforts effectively while carrying out our contractual obligations to and/or relations with third parties including regulatory agencies and market authorities;
●	continue to improve our operational, financial and management controls, reports systems and procedures; and
●	manage our information technology systems and data security.

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

●	decreased demand for our current or future drug candidates;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	costs to defend the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenue; and
●	the inability to commercialize our current or any future drug candidates.

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

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;
●	collaborators may not perform their obligations as expected;

●	collaborators may not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or drug candidates;
●	a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
●	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future drug candidates or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated, and, if terminated, this may result in a need for additional capital to pursue further development or commercialization of the applicable current or future drug candidates;
●	collaborators may own or co-own intellectual property covering products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;
●	disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and
●	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

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

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;
●	we may not have been the first to file patent applications for our drug candidates or the compositions we developed or for their uses;
●	others may independently develop identical, similar or alternative products or compositions and uses thereof;
●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
●	our compositions and methods may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
●	others may identify prior art or other bases which could invalidate our patents.

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

●	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
●	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future drug candidates.

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

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

●	cease developing, selling or otherwise commercializing our drug candidates;
●	pay substantial damages for past use of the asserted intellectual property;
●	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all;
●	harm our reputation and cause potential partners or academic entities to avoid working with us; and
●	in the case of trademark claims, redesign or rename trademarks we own to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

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

If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters;
●	seek an injunction or impose administrative, civil or criminal penalties;
●	suspend or withdraw regulatory approval;
●	suspend any of our clinical trials;
●	refuse to approve pending applications or supplements to approved applications submitted by us;
●	impose restrictions on our operations, including closing our contract manufacturers’ facilities;
●	seize or detain products, or require a product recall;
●	refuse product importation, subject the import shipments to scrutiny, or place us or our suppliers on the Import Alert program; or
●	refuse product importation, subject the import shipments to scrutiny, or place us or our suppliers on the Import Alert program.

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

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

●	an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
●	new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
●	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	creation of the Independent Payment Advisory Board, which, once empaneled, will have the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of Congress; and
●	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

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

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our drug candidates, if approved. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices and the introduction of such products into interstate commerce;
●	the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
●	the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
●	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers. For example, under French law, the regulation requires strict transparency of the links between the health care industry and other actors such as, but not limited to, health care practioners, and impose reporting on a public record all benefits granted to the various actors involved, in particular health professionals, as well as the existence of agreements concluded with these actors as well as remunerations paid. In addition to financial penalties, any violation of those requirements, such as misleading information or non-publication, could result in additional sanctions that may have harmful effect on the conduct of our business. More generally, as our business activity is heavily regulated and involves a significant interaction with government officials, our dealings with prescriber and authorities are subject to national anti-corruption laws of EU Member States. These laws notably prohibit us and our employees from improperly influencing government officials or commercial parties to obtain or retain business, direct business to any person or gain any advantage and also prohibit our third-party business partner’s representatives and agents from engaging in corruption and bribery. Under these applicable anti-corruption laws, we may be held liable for the acts or the corrupt activities of our third-party bunisess partners, intermerdiares, representatives, contractors, channel partners and agents, even if we don’t explicitly authorize or have knowledge of such activities. While we have a formal procedure that defines the process to be used to select our third-party partners, collaborate with them and monitor them in accordance with applicable anti-corruption laws, there is a risk that our third-party partners may act in violation of applicable laws, for which we may be ultimately held responsible. Any violation of applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, severe criminal, civil and administrative sanctions, suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations and financial condition. In addition, it is possible that as our business grows and evolves, we will become subject to additional compliance requirements, resulting for example from French the Sapin II law, which requires companies concerned by this regulation to implement a general anti-corruption compliance project under the control of the competent supervisory authority such as staff training, compliance documentation, audits and regular monitoring of commercial relationships. As the EU Commission has stated in one of its reports that the health sector is particularly vulnerable, our business may be subject to increased anti-corruption compliance monitoring.

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

The market price for our securities may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the price paid for the security. The market price for our securities may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	price and volume fluctuations attributable to inconsistent trading volume levels of our securities
●	additions or departures of key management or scientific personnel;

●	lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of ADSs or ordinary shares by us, our insiders or our other holders; and
●	general economic and market conditions.

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

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals by the EMA, FDA and other regulatory authorities and the timing thereof;
●	other actions, decisions or rules issued by regulatory authorities
●	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our drug candidates;
●	our ability to license and/or generate revenues other than through independent commercialization of our products;

●	the efforts of our collaborators and/or other partners, including licensees, with respect to the commercialization of, in due course, our products; and
●	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

Provisions contained in our Articles of Association and/or French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner of 90% of voting rights of a public company listed on a regulated market in a Member State of the EU or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;
●	under French law, a non-resident of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this annual report titled “Limitations Affecting Shareholders of a French Company”;
●	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office, provided that prior to such decision of the board of directors, the number of directors remaining in office exceeds the minimum required by law and our bylaws, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
●	our board of directors can be convened by our chairman (directly or upon request of our managing director), or, when no board meeting has been held for more than three consecutive months, by directors representing at least one third of the total number of directors;
●	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	under French law, certain investments in any entity governed by French law relating to certain strategic industries (such as research and development in biotechnologies and activities relating to public health) and activities by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France are subject to prior authorization of the Ministry of Economy; see “Limitations Affecting Shareholders of a French Company”;
●	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

●	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
●	our bylaws can be changed in accordance with applicable laws;
●	the crossing of certain thresholds has to be disclosed and can impose certain obligations;
●	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and
●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

We must establish and maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

We must establish and maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2022 and the filing of our second annual report with the SEC.

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

We have identified a material weakness in our internal control over financial reporting as of December 31, 2020 related to the adequate appreciation of the fair value of our convertible notes linked to IFRS 9. If we are unable to establish and maintain an effective system of internal control over financial reporting in this matter, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Subsequent to the period covered by the Original Form 20-F, the Company’s Management and the Audit Committee, determined that it is necessary to restate the Company’s previously issued consolidated financial statements for the 2019 and 2020 financial years in order to make certain corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

As part of such process, we identified a material weakness in our internal controls over financial reporting related to our failure to correctly apply IFRS 9 “Financial Instruments” to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

In response to the control deficiencies described above, the Company’s management is developing and intends to implement a remediation plan, which is expected to include the following:

●	Updating the Company’s policies and procedures and redesigning controls to include evaluation of existing accounting for financial instruments at each reporting period.
●	Improving documentation of control procedures over review of qualified third-party specialist analyses.
●	Providing additional training to staff and management on accounting for financial instruments.
●	Implementing a formal system of tracking and analyzing key provisions of all financial instrument contracts for compliance with relevant accounting standards and disclosures.

The Company’s Management believes that the measures described above will remediate the material weakness that has been identified and is committed to improving the Company’s disclosure controls and procedures and internal control over financial reporting. As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

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

If authorized by regulatory authorities for commercial use, we believe there is market potential for Sarconeos (BIO101) in hospitalized patients with COVID-19 who are not yet in ICUs. To our knowledge, there are currently only a few drugs approved for COVID-19 treatments (such as Veklury (Remdesivir), which was approved for certain patient populations, and bamlanivimab (LY-

CoV55)) and based on our research, none are specifically targeting the modulation of the RAS, to restore respiratory function. However, there have been multiple clinical trials testing repositioned drugs and new drug candidates or vaccines in 2020. A few vaccines have now been authorized around the globe; while many more remain in development.

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

No. of treated subjects with TEAE
Dose	(Type of TEAE)	No. of placebo subjects with TEAE
350 mg q.d. (once daily)	2 subjects (mainly wound and pain in extremity).	3 subjects (mainly musculoskeletal and connective tissues (back pain, spasms and stiffness) and nervous system (dizziness and headache)).
350 mg b.i.d. (twice daily)	7 subjects (mainly gastrointestinal (constipation, diarrhea and bloating), and musculoskeletal and connective tissue (back pain, spasms and stiffness)).
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

Sarconeos (BIO101) for sarcopenia (the SARA program)

Phase 2 Clinical Trial (SARA-OBS and SARA-INT)

The SARA clinical program contains 2 studies:

●	SARA-OBS was an observational study that recruited 218 participants, of whom 185 have completed the 6-months follow-up, between April 2017 and April 2019. This study was designed to characterize the target population of elderly patients (65 years old and above), who are at risk for mobility disability. This study was executed in 11 sites, in the United States, France, Italy and Belgium. The study was finalized and a preliminary analysis of the SARA-OBS study was presented at the 12th Annual Congress of SCWD in Berlin, Germany in December 2019. The first presentation of the final results was given at the virtual 13th annual congress of SCWD on December 12, 2020.
●	SARA-INT is a global, double-blind, placebo-controlled study, with 233 participants, who receive Sarconeos (BIO101) at doses of 175 or 350 mg b.i.d. or placebo, for 6 months. This study is executed in 22 centers in the United States and Belgium. Recruitment was completed in March 2020 and despite impediments posed by the COVID-19 pandemic, such as the interruption of in-office study visits and other disruptions, we were able to retain most of the study participants. The last patient completed his final on-treatment visit in December 2020 and top-line results from this study are expected during the second quarter of 2021.

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

Age:	79.29
BMI:	29.3
SPPB:	6.12
Gait speed:	<0.8 m/s
6-minute walk test:	295.14 meters

The final results, on the main endpoints, for the 185 completers are:

	Baseline	M6	Change	P-value
400MWT	0.866	0.835	-0.027	0.064
SPPB score	6.562	7.078	0.439	0.439
6MWT	297.561	284.841	-16.655	0.006
Chair-stand	1.732	1.774	0.007	0.929
Handgrip	23.739	24.464	0.957	0.077

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

In addition, two pre-defined subgroup analyses will be performed:

●	a “very low walking speed subpopulation,” defined as having a gait speed® 0.8 m/s in the 4-meter walk test, a component of the SPPB; and
●	“subpopulation with sarcopenic obesity” defined by a body fat percentage of > 25% for men and > 35% for women.

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

COVID-19 is caused by the SARS-CoV-2 virus. In its severe form, COVID-19 is associated with a plethora of complications, including:

●	Acute pneumonia and ARDS;
●	Cardiac injury, including myocarditis and pericarditis;
●	Renal failure;
●	Hepatitis;
●	Vasculitis and thromboembolic events, leading to cardiac and cerebral strokes and pulmonary thromboembolism;
●	Coagulopathy;
●	Muscle injury; and
●	Long-term symptoms such as fatigue, depressive symptoms and respiratory difficulties.

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

The absence of dystrophin in muscle severely weakens the structural and membrane stability of the muscle fibers. During normal muscle contraction and stretching the muscle fibers become damaged and eventually undergo necrosis (i.e., cell death). In order to compensate for the increased necrosis, muscle tissue regeneration is accelerated. This process soon becomes exhausted and muscle degeneration accelerates as muscle fibers are replaced by fat and connective tissue (fibrosis), resulting in the loss of muscle strength and mobility. DMD evolves according to a very well understood progression with symptoms that are similar to those associated with accelerated aging across all stages. DMD progression can be summarized as follows:

●	muscle damage characterized by loss of myofibers, inflammation, and fibrosis beginning at an early age;
●	lower extremity muscle weakness and progressive loss of muscle function beginning in the first few years of life;
●	decline of ambulation and respiratory function after the age of seven;
●	total loss of ambulation where the use of a wheelchair is essential in the pre-teenage or early teenage years;
●	progressive loss of upper extremity function during mid to late-teens; and
●	respiratory and/or cardiac failure, resulting in death around the age of 30.

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

We have designed our MYODA clinical program to specifically address the following known challenges in DMD clinical development:

●	Currently, DMD programs are very lengthy and may take up to 10 years to finalize. With such a high unmet-need and a situation where young children lose function and experience a much shorter life span, there is a need to utilize fast and robust designs and expedite the development process.
●	A very crowded space, with a lot of competing development programs, which are mostly focusing on ambulatory patients, leading to difficulties in recruitment, while there is very little development that targets non-ambulatory patients—a disease state, where deterioration in respiratory function is becoming a leading cause for mortality.

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

Our study design and clinical trial protocols are subject to regulatory approval and will be submitted to regulatory agencies for review. We plan to work with the agencies to finalize the protocols. Additional challenges and risks remain with our innovative clinical trial program, including:

●	Challenges in achieving regulatory approval in each country for the MYODA clinical trial. We received feedback from the CHMP in December 2018 on our trial design concepts and will continue to work in concert with the relevant regulatory agencies. However, the trial protocol and applications are not yet finalized and may be subject to further regulatory review, comments and changes prior to approval, if at all, at this stage, we have received approval to proceed from 2 countries: United States and Belgium. We will be seeking additional approval from other agencies.
●	Challenges in pediatric dosing of Sarconeos (BIO101). We have modeled a weight-adjusted dosing regimen to treat children and young adults with Sarconeos (BIO101) based on data from animal studies and safety and PK observations from the SARA-PK Phase 1 trial in healthy adult and elderly volunteers.

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

Part	Goal	Number of participants
1	Allow recruitment into Part 2, based on safety data. Obtain indication of activity of BIO101, about the effect of BIO101 in preventing further respiratory deterioration.	50 1:1 randomization
2	Re-assessment of the sample size for Part 2.	155 (an addition of 105 participants) 1:1 randomization
	Confirmation of the effect of BIO101 in preventing further respiratory deterioration and obtaining a conditional marketing authorization.	310, potentially increased by 50% (up to 465, based on interim analysis 2) 1:1 randomization

During the study parts, two IAs will be conducted by an independent DMC:

●	IA1, on the data from the intervention period (28 days or until reaching the study endpoint, whatever comes first), of the 50 participants of Part 1:
o	To analyze the safety and tolerability of Sarconeos (BIO1010) in the target population and begin recruitment into Part 2; and
o	To obtain early evidence of activity of Sarconeos (BIO101)—the outcome of this will be disclosed only if there is a need to do so, in the interest of public health and based on consultation with the regulatory authorities.
●	IA2, on the data from the intervention period, in half of the original sample size (i.e. the 50 participants of Part 1 and an addition or 105 participants from Part 2), to re-assess the final sample size of the study, based on the efficacy data. The sample size can be increased according to this analysis by up to 50%, to 465 participants in both parts.

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

We have received an IND “may proceed” letter from the FDA (in the United States) and a CTA approval from ANVISA (Brazil), ANSM (France), MHRA (UK) and FAMHP (Belgium). A total of 17 centers are now actively recruiting in Belgium, Brazil, France and the United States among a targeted number of around 30 to be opened for the second part of the COVA study. Recruitment started in July 2020, and the following milestones are projected, subject to the overall development of the COVID-19 pandemic:

●	Enrollment for Part 1 completed on: January 21, 2021
●	Enrollment for Part 2 to be completed: Q1 2021
●	Final results and submission to obtain EUA in the United States and conditional marketing authorization in Europe: Q2 2021.

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

AMD

AMD is one of the leading causes of irreversible vision loss and blindness in the people over the age of 50 worldwide, according to the BrightFocus Foundation’s Age-Related Macular Degeneration:

Facts & Figures Fact Sheet. AMD affects the central part of the retina, known as the macula, which is responsible for central vision and its sharpness. There are two types of AMD:

●	Dry AMD is a multistage process leading to the progressive loss of vision. Early-stage dry AMD is characterized by small drüsen accumulation, which may not cause changes in vision, but as drüsen grow in size and increase in number, they may lead to a dimming or distortion of vision that people find most noticeable when they read. Intermediate stage dry AMD is defined by more abundant and larger drüsen and the appearance of early atrophies. Patients at this stage are at high-risk of advancing into geographic atrophy, or GA, a late stage form of AMD. Patients in the late stage of AMD may have blind spots in the center of their vision and may lose central vision.

●	Wet AMD is a late stage form of AMD, which is characterized by abnormal growth of blood vessels from the choroid underneath the macula. This is called choroidal neovascularization. These blood vessels leak blood and fluid into the retina, causing distortion of vision that makes straight lines look wavy, as well as blind spots and loss of central vision. These abnormal blood vessels and their bleeding eventually form a scar, leading to permanent loss of central vision.

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

The main competitors for each target indication of our drug candidates include:

●	Sarcopenia: We are not currently aware of any approved medications for sarcopenia. Pharmaceutical development of myostatin inhibitors and SARM have been halted, due to lack of evidence of benefit in multiple Phase 2 studies. Therapy development focuses mostly on exercise (including devices that can improve physical function), food supplements and dietary measures. Early stage development of cell therapy and agents that aim to improve muscle function has also started, but these have not yet reached human studies.
●	COVID-19: There are many ongoing clinical studies for COVID-19. A few anti-viral agents (including Veklury (remdesivir) and bamlanivimab (LY-CoV55)) have already received authorizations in the United States and the EU; in addition, certain anti-inflammatory agents (including Il-6 antagonists and dexamethasone) have been shown to be effective in patients who are on a respirator. Moreover, a few vaccines have have now been authorized around the globe; while many more remain in development.
●	Duchenne Muscular Dystrophy: Corticosteroids are the standard drug therapy for DMD patients in many countries throughout the world, this includes Emflaza (deflazacort, by PTC therapeutics), which was approved by the FDA in 2017, however their benefit for non-ambulatory patients with evidence of respiratory deterioration is limited. To our knowledge, three targeted therapies have been approved to date, which all are treatments that target the genetic mutation: Exondys51 (eteplirsen, by Sarepta), Vyondys53 (golodirsen, by Sarepta) and Amondys 45 (casimersen, by Sarepta) in the United States, and Translarna (ataluren, by PTC therapeutics) in Europe. While many new therapies are in development, most focus on ambulatory children. Only very few candidates, and in early stages, are being developed to treat patients who are non-ambulatory and with signs of respiratory deterioration.
●	Dry Age-Related Macular Degeneration: Based on our review of research in this area, currently there are no approved therapeutic treatments for dry AMD. We believe that a number of other companies are developing drugs that may treat or alter the progression of the disease. Such competitors include, but are not limited to Allegro Ophthalmics, Apellis Pharmaceuticals, Astellas, Hemera Biosciences, Ionis Pharmaceuticals, Ophthotech Corporation, Roche and Stealth Biotherapeutics.

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

Our drug candidates rely upon one or more patent rights protecting various technologies, including rights related to:

●	the use of phytoecdysones in the preparation of a composition to act on metabolic syndrome (Patent family No. S1 “metabolic syndrome”);
●	the use of phytoecdysones in stabilizing weight in overweight or obese subjects after dieting (Patent family No. S2 “weight stabilization”);
●	the use of phytoecdysones to improve muscular quality in obese and/or sarcopenic mammals (Patent family No. S3 “muscular quality”);
●	a process whereby new chemical entities are used in the preparation of medicines (Patent family No. S4 “phytoecdysone analogue”);
●	a process for extracting purified 20-hydroxyecdysone and the therapeutic use of these extracts to improve muscle function or treat cardiovascular disease (Patent family No. S5 “20-hydroxyecdysone; extracts”);
●	the use of 20-hydroxyecdysone components and their derivatives to treat myopathies and other muscular dystrophies (Patent family No. S6 “20-hydroxyecdysone”);
●	the use of phytoecdysones to prevent loss of muscular strength after immobilization (Patent family No. S7 “Loss of muscle strength”);
●	the use of phytoecdysones in a treatment of neuromuscular disease (Patent family No. S8 “Phytoecdysones in neuromuscular diseases”);
●	the use of phytoecdysones in a treatment of impaired respiratory function (Patent family No. S9 “Phytoecdysones in respiratory diseases);
●	the use of a composition of bixin and norbixin to protect the skin against sun damage (Patent family No. MI “Photo-protection”);
●	the use of bixin and norbixin compounds to protect the eye against AMD (Patent family No. MII “AMD”);
●	the use of a composition using norbixin in the treatment of AMD (Patent family No. MIII “Composition for protecting retinal epithelial cells”); and
●	the use of compounds from the family of flavonoids and anthocyanidins for the treatment, prevention and/or stabilization of AMD and/or Stargardt’s disease, pigmentary retinopathy and/or diabetic retinopathy (Patent family MIV “Use of 3-deoxyanthocyanidins for the treatment of eye diseases”).

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

Our issued patents and patent applications (if issued) will expire as follows (unless extended):

Patent family No. S1:

●	Patent No. FR2924346 expires November 30, 2027.
●	Patent Nos. AU2008332981, CN102231986, BRPI0820455-1, EP2217255, RU2010126625 and US8236359 expire November 19, 2028.

Patent family No. S2:

●	Patent No. FR2982489 expires November 10, 2031.
●	Patent Nos. CN103957727, EP2775859, JP6346094 and JP6462918 expire November 12, 2032.

Patent family No. S3:

●	Patent No. FR2983733 expires December 13, 2031.
●	Patent No. EP2790706 expires December 13, 2032.

Patent family No. S4:

●	Patent No. FR3021318 expires May 20, 2034.
●	Patent Nos. AU2015263121, CN106536539, EP3145942, JP6621217, RU2724329, US9938315 and US10316056 expire May 20, 2035.

Patent family No. S5:

●	Patent No. FR3065644 expires April 28, 2037.

Patent family No. S6:

●	Patent No. FR3065642 expires August 31, 2037.

Patent family No. S7:

●	Patent No. FR3078252 expires February 28, 2038.

Patent family No. S8:

●	Patent No. FR3093640 expires March 15, 2039.

Patent family No. S9:

●	Patent No. FR3093641 expires March 15, 2039.

Patent family No. MI

●	Patent Nos. FR2947173 and FR2955767 expire June 25, 2029
●	Patent Nos. BR1010113-6, EP2445476 and US9173823 expire June 25, 2030

Patent family No. MII

●	Patent Nos. FR2975008 and FR2996773 expire May 13, 2031.
●	Patent Nos. EP2717891, JP6421306, and JP6432913 expire May 14, 2032.

Patent family No. MIII

●	Patent No. FR3035589 expires April 30, 2035.
●	Patent Nos. EP3288551, JP6660401, MX/a/2017/013918, RU2715889 and US10314804 expire April 28, 2036.

Patent family No. MIV

●	Patent No. FR1554761 expires May 27, 2035.
●	Patent Nos. EP33302463, JP6738412, RU2730854 and US10513503 expire May 27, 2036.

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

We are required to make certain payments under the S-Commercialization Agreement and M-Commercialization Agreement as follows:

●	under the S-Commercialization Agreement, (i) beginning in the year following the first marketing of a product and in any event no later than 2023, we will pay a guaranteed annual minimum amount of €40 thousand, which will be deducted from the amount of royalties due annually (as described below), (ii) for direct commercialization by the us, the agreement provides for annual single-digit royalties based on the net sales of products, distinguishing between sales of nutraceutical and medicinal products, and (iii) for indirect commercialization by a third party, the agreement provides for annual royalties (10-20%) based on income received from licensees, distinguishing (a) between the sales of nutraceutical products (10-20% royalties) and drug products (10-20% royalties or single-digit royalties) and (b) the product development phase (Phase 1, 2 or 3) at the time of the conclusion of the licensing agreement; and
●	under the M-Commercialization Agreement, (i) since 2020, we are paying a guaranteed annual minimum amount of €15 thousand, which will be deducted from the amount of royalties due annually, when applicable (as described below), (ii) beginning in the year following the first marketing of a drug product and in any event no later than 2026, the Company will pay an annual guaranteed minimum amount of €50 thousand, which will be deducted from the amount of royalties due annually (as described below), (iii) for direct commercialization by the us, the agreement provides for annual single-digit royalties based on the net sales of products, distinguishing between sales of nutraceutical and medicinal products, and (iii) for indirect commercialization by a third party, the agreement provides for annual royalties (10-20%) based on income received from licensees, distinguishing (a) between the sales of nutraceutical products (10-20% royalties) and drug products (10-20% or single-digit royalties) and (b) the product development phase (Phase 1, 2 or 3) at the time of the conclusion of the licensing agreement. The payments made under the S-Commercialization Agreement and the M-Commercialization Agreement will end upon termination of these agreements.

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

Intellectual Property Agreement with Stanislas Veillet

Our CEO, who is a corporate officer (mandataire social) but not an employee of the Company under French law, is involved in our research and development activities. He has developed inventions with us for which we have submitted patent applications in which he is listed as a co-inventor and other inventions that we expect may give rise to patent applications in the future for which we expect he will be included as a co-inventor. As an inventor, our CEO has certain rights under French intellectual property law. These rights are distinct from the statutory rights that usually apply to employee inventors under French law. In order to define a framework within which any intellectual property resulting from our CEO’s research and development activities is properly assigned to us, we have entered into an agreement with our CEO, which has been approved by our board of directors, pursuant to which he is entitled to the following payments for his contributions:

●	a first lump sum cash payment of €90 thousand to be paid within 30 days of filing of a patent application based on the assigned rights;
●	a second lump sum cash payment of €90 thousand to be paid within 30 days of publication of a patent application based on the assigned rights; and

●	a 6.5% royalty payment with respect to any license income and/or any net sales by us of products manufactured with the patents filed on the basis of the assigned rights.

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

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests, preclinical animal studies, and toxicity data, all performed in accordance with the GLP regulations;
●	submission to the FDA of an IND, which must become effective before human clinical studies may begin;
●	approval by an independent IRB or ethics committee representing each clinical site before each clinical study may be initiated;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug candidate for each proposed indication;
●	preparation of and submission to the FDA of a NDA after completion of all pivotal clinical studies;
●	review of the product application by an FDA advisory committee, where appropriate and if applicable;
●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the drug candidate is produced to assess compliance with cGMP; and
●	FDA review and approval of an NDA or Biologic License Application, or BLA, prior to any commercial marketing or sale of the drug in the United States.

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

●	Phase 1. The drug is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

●	Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.
●	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational product and to provide an adequate basis for product approval.
●	Phase 4. In some cases, the FDA may condition approval of an NDA for a drug candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may commit to conducting or voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.

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

With the declaration of COVID-19 as a worldwide pandemic and public health emergency, several programs have been utilized, to expedite review of medications. These include:

●	EUA authority allows the FDA to help strengthen the nation’s public health protections against chemical, biological, radiological and nuclear threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under section 564 of the Federal Food, Drug and Cosmetic Act, or FD&C Act, the FDA Commissioner may allow unapproved medical products, or unapproved uses of approved medical products, to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives. The EUA allows temporary use of the medical product, based on efficacy data, which is usually not sufficient on its own for approval. For example, Veklury (Remdesivir) received an EUA for the treatment of COVID-19 for certain patient populations based on one double-blind study, which was conducted by the National Institutes of Health, or NIH, between February and April 2020. An EUA may be revoked at the conclusion of a public health emergency, and there may be certain limitations to its uses, such as label statements specifying that the product only has an EUA, and that it has not received the FDA’s clearance or approval.
●	In Europe, the EMA has put in place a COVID-19 task force, to provide scientific advice and review interim data, on a rolling basis, as a part of a conditional marketing authorization.
●	In the United Kingdom, the MHRA has put in place a process for a temporary authorization for the supply of an unlicensed medicinal product for use in response to certain specific types of public health threat—under regulation 174.

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

●	restrictions on the marketing or manufacturing of the product;
●	complete withdrawal of the product from the market or product recalls;
●	fines, Form 483 observations, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

The European Commission may also grant a “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medical products), if:

●	the risk-benefit balance of the product candidate is positive;
●	it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data;
●	the product fulfills an unmet medical need; and
●	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

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

Orphan Drugs

In the European Union, Regulation (EC) No 141/2000 of the European Parliament and of the Council of December 16, 1999 on orphan medicinal products, as amended, states that a drug shall be designated as an orphan drug if its sponsor can establish that the three following cumulative conditions are met:

●	the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	the prevalence of the conditions is not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and
●	that there is no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

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

Notwithstanding the foregoing, a MA may be granted, for the same therapeutic indication, to a similar drug if:

●	the holder of the MA for the original orphan drug has given its consent to the second applicant;
●	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or

●	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

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

C.Organizational Structure

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

Restatement of Previously Issued Financial Statements

This Operating and Financial Review and Prospects has been restated to give effect to the restatement of our Original Form 20-F. We are restating our historical financial results to make certain corrections required to reflect the proper accounting treatment of the Company’s convertible notes. Other than as disclosed in the Explanatory Note and with respect to the impact of the restatement, no other information in this Item 5 has been amended and this Item 5 does not reflect any events occurring after the Original Form 20-

F. The impact of the restatement is more fully described in Note 1 to our restated consolidated financial statements included in Item 17 of Part III of this Amendment and Item 15: Disclosure Controls and Procedures, both contained herein.

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

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our drug candidates, including:

●	personnel-related costs, such as salaries, bonuses, benefits, travel and other related expenses, including share-based compensation;
●	expenses incurred under our agreements with CROs, clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials;
●	costs associated with regulatory filings;
●	costs of acquiring preclinical study and clinical trial materials, and costs associated with preclinical development formulation and process development;
●	depreciation, maintenance and other facility-related expenses; and
●	as an offset of our research and development expenses, the CIR.

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

Net Financial Income (Expense)

Subsequent to the period covered by the Original Form 20-F, it was determined that historical accounting practices relating to our convertible notes was inappropriate and required correction.

Due to specific contractual terms of the convertible notes contracts, measuring the embedded derivative separately either at issuance date or at the end of a subsequent financial reporting period was considered as not appropriate. The entire hybrid contracts are now to be calculated at a fair value in accordance with IFRS 9 (based on a binomial valuation model), and the consecutive impacts vs the nominal value of the convertible to be registered in financial income (expense). To account for the overall costs at start, a “day one” loss has been recognized in financial expense for the difference between the fair value of the hybrid contract at issuance date and the nominal value of the debt adjusted for the equity instruments related to the attached warrants (if any). Transaction costs incurred in relation to the issuance of convertible notes were recognized in financial expense at issuance date.

Net financial income (expense) as restated includes amortized cost of the reimbursable advances and non-convertible bonds, fair value adjustments on convertible notes, other financial income and expense, the financial expense related to the warrants attached to the convertible notes, the net financial income related to NEGMA returning to us cash settlement related to contractual terms in relation with the NEGMA litigation (as described in further detail in the paragraph “Results of Operations” below and in Note 13.2.1 to the restated audited consolidated financial statements).

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

Critical Accounting Policies and Significant Judgments And Estimates

Our restated audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3.2 to our audited consolidated financial statements as of December 31, 2019 and 2020 and for each of the three years ended December 31, 2018, 2019 and 2020.

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

In accordance with IFRS 9 Financial Instruments, we measured the fair value of the equity instrument based on the Black-Scholes option valuation model and the fair value of the convertible notes based on a binomial valuation model, which makes assumptions about complex and subjective variables. These variables notably include the value of our shares, the expected volatility of the share price over the lifetime of the instrument, and the assumed present and future behavior (including estimated timing of exercise, conversion and other decisions) of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of financial instruments and equity instruments in accordance with IAS 32 Financial Instruments: presentation, and IFRS 9 Financial Instruments.

In accordance with IFRS 9 Financial Instruments, convertible notes were measured at fair value on the date of issuance (based on a binomial valuation model) with recognition of the changes in fair value in the consolidated statement of operations. At issuance date, a “day one” loss has been recognized in financial expense for the difference between the fair value of the convertible notes and the nominal value of the debt adjusted of the equity instruments related to the attached warrants (if any).

The warrants issued are recognized at fair value at the issuance date through equity in accordance with IFRS 9 Financial Instruments.

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

We recognized in 2018:

●	a deferred tax liability with respect to the equity component of the non-convertible bonds issued in 2018 for €72 thousand, as a decrease of equity on initial recognition under IAS 12 Income Taxes; and
●	a deferred tax asset with respect to net operating losses (NOLs) carried forward as a result of the deferred tax liabilities generated, resulting in deferred tax income of €72 thousand in the statement of consolidated operations.

We recognized in 2019:

●	a deferred tax liability with respect to the equity component of the non-convertible bonds issued in 2019 for €80 thousand (as restated), as a decrease of equity on initial recognition under IAS 12 Income Taxes; and
●	a deferred tax asset with respect to net operating losses (NOLs) carried forward as a result of the deferred tax liabilities generated, resulting in deferred tax income of €80 thousand in the statement of consolidated operations.

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

A.	Operating Results

Comparison for the years ended December 31, 2019 and 2020

	December 31,	December 31,
	2019	2020
	(As	(As
(Amounts in thousands of euros)	restated)	restated)
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development, net	(9,089)	(9,921)
General and administrative expenses	(6,593)	(4,021)
Operating loss	(15,682)	(13,942)
Financial expenses	(1,496)	(1,531)
Financial income	18	34
Change in fair value of convertible notes	(1,867)	(10,080)
Net financial expense	(3,344)	(11,575)
Loss before taxes	(19,026)	(25,517)
Income taxes benefit	80	—
Net loss	(18,946)	(25,517)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2019 and 2020.

	December 31,	December 31,
(Amounts in thousands of euros)	2019	2020
Personnel expenses	(3,063)	(2,553)
Purchases and external expenses	(8,660)	(10,459)
Other	(214)	(251)
Research and development expenses	(11,937)	(13,263)
Research tax credit	2,807	3,328
Subsidies	41	14
Research tax credit and Subsidies	2,848	3,342
Research and development, net	(9,089)	(9,921)

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

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2019 and 2020.

	December 31,	December 31,
(Amounts in thousands of euros)	2019	2020
Personnel costs	(1,998)	(1,796)
Purchases and external expenses	(2,393)	(2,188)
Other	(2,203)	(37)
General and administrative expenses	(6,593)	(4,021)

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

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2019 and 2020.

	December 31,	December 31,
	2019	2020
	(As	(As
(Amounts in thousands of euros)	restated)	restated)
Financial interest and amortized cost of the non-convertible bonds	(1,125)	(817)
Change in fair value of convertible notes	(1,867)	(10,080)
Other financial expenses	(51)	(231)
Transaction costs related to the issuance of convertible notes	(320)	(453)
Net financial income related to NEGMA returning to Biophytis damages paid	—	34
Other financial income	4	1
Foreign exchange gains (losses)	14	(29)
Net financial expense	(3,344)	(11,575)

Net financial expense was €(3,344) thousand (as restated) and €(11,575) thousand (as restated) for the years ended December 31, 2019 and 2020, respectively.

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

Pursuant to this agreement, the board of directors approved the issuance of the following convertible notes and warrants during the year ended December 31, 2019:

●	A first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 ORNANE, with attached warrants to purchase 585,936 shares (BSAT1), resulting in gross proceeds to us of €3 million; and
●	A second tranche on December 27, 2019 of 300 ORNANE, out of which 50% were paid by NEGMA as of December 31, 2019, resulting in gross proceeds to us of €1.5 million and with attached warrants to purchase 694,444 shares (BSAT2).

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

Following this termination, NEGMA undertook legal action in order to claim damages of €910,900 from us as well as the delivery of 7,000,000 ordinary shares, that NEGMA considers it was entitled to pursuant to the only ORNANES still held by NEGMA, issued in consideration for a loan of €1,400,000 (140 bonds with par value of €10 thousand each).

The sum of €910,900 claimed by NEGMA corresponds to the contractual penalties alleged by NEGMA under the terms of our agreement with NEGMA, which provided for the payment of such penalties in the event of conversion of bonds into shares when the stock price is below the par value of the shares. We vigorously dispute this legal action and these requests for payment and delivery of shares.

Pursuant to a summary judgment dated May 7, 2020, NEGMA obtained a decision partially responding to its claims ordering us, under penalty (which amounted to €7 thousand), to pay €378 thousand as a settlement according to the contractual terms of the Negma agreement on ORNANE for which Negma had sent a conversion notice before April 6, 2020 and deliver 2,050,000 ordinary shares to NEGMA.

The Company and NEGMA appealed the decision of the Paris Commercial Court (see Note 14).

On November 18, 2020, the Paris Court of Appeal cancelled the May decision and and ordered NEGMA to return to us the 2,050,000 shares previously delivered to NEGMA as well as the provision of €378 thousand. In addition, NEGMA is required to pay €41 thousand to us as additional compensation recorded under the financial result of the period.

As of December 31, 2020, the Company recognized the right to receive the 2,050,000 shares to be returned by Negma in equity for €1,210 thousand in counterparts of the recognition of a financial liability. As of December 31, 2020, the financial liability due to Negma amounted to €7,357 thousand (as restated) which represent 7,000,000 shares at fair value (€6,447 thousand (as restated)) and the contractual penalties alleged by NEGMA (€910 thousand (as restated)).

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

Comparison for the years ended December 31, 2018 and 2019

The following table sets forth our results of operations for the years ended December 31, 2018 and 2019.

	December 31,	December 31,
	2018	2019
(Amounts in thousands of euros)		(As restated)
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development, net	(9,513)	(9,089)
General and administrative expenses	(4,348)	(6,593)
Operating loss	(13,861)	(15,682)
Financial expenses	(215)	(1,496)
Financial income	17	18
Change in fair value of convertible notes	—	(1,867)
Net financial expense	(198)	(3,344)
Loss before taxes	(14,059)	(19,026)
Income taxes benefit	72	80
Net loss	(13,987)	(18,946)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2018 and 2019.

	December 31,	December 31,
(Amounts in thousands of euros)	2018	2019
Personnel expenses	(2,962)	(3,063)
Purchases and external expenses	(9,539)	(8,660)
Other	(190)	(214)
Research and development expenses	(12,691)	(11,937)
Research tax credit	3,133	2,807
Subsidies	45	41
Research tax credit and Subsidies	3,178	2,848
Research and development, net	(9,513)	(9,089)

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

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2018 and 2019.

	December 31,	December 31,
(Amounts in thousands of euros)	2018	2019
Personnel costs	(1,804)	(1,998)
Purchases and external expenses	(2,428)	(2,393)
Other	(116)	(2,203)
General and administrative expenses	(4,348)	(6,593)

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

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2018 and 2019.

		December 31,
	December 31,	2019
(Amounts in thousands of euros)	2018	(As restated)
Other financial expenses	(38)	(51)
Financial interest and amortized cost of the non-convertible bonds	(189)	(1,125)
Change in fair value of convertible notes	—	(1,867)
Transaction costs related to the issuance of convertible notes	—	(320)
Other financial income	10	4
Foreign exchange gains (losses)	19	14
Net financial expense	(198)	(3,344)

Net financial expense was €(198) thousand and €(3,344) thousand (as restated) for the years ended December 31, 2018 and 2019, respectively.

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

Pursuant to this agreement, the board of directors approved the issuance of the following convertible notes and warrants during the year ended December 31, 2019:

●	a first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 ORNANE, with attached warrants to purchase 585,936 shares, resulting in gross proceeds to us of €3 million; and
●	a second tranche on December 26, 2019 of 300 ORNANE, of which 50% were paid by NEGMA as of December 31, 2019, resulting in gross proceeds to us of €1.5 million, together with attached warrants to purchase 694,444 shares.

In accordance with IFRS 9 Financial Instruments, the convertible notes were measured at fair value on the date of issuance (based on a binomial valuation model) with recognition of the changes in fair value in the consolidated statement of operations.

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

Our future funding requirements will depend on many factors, including the following:

●	the scope, rate of progress, results and cost of our preclinical studies and clinical trials and other related activities;
●	the cost of formulation, development, manufacturing of clinical supplies and establishing commercial supplies of our drug candidates and any other drug candidates that we may develop, in-license or acquire;
●	the cost, timing and outcomes of pursuing regulatory approvals;
●	the cost and timing of establishing administrative, sales, marketing and distribution capabilities, to the extent we undertake to commercialize our products directly;
●	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder; and
●	the emergence of competing technologies and their achieving commercial success before we do or other adverse market developments.

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

Cash Flows

	Year Ended
	December 31,
		2019	2020
(Amounts in thousands of euros)	2018	(As restated)	(As restated)
Net cash (used in) provided by:
Operating activities	(12,057)	(15,055)	(9,974)
Investing activities	(104)	(278)	(12,713)
Financing activities	6,771	7,280	22,184
Effect of exchange rate changes on cash and cash equivalents	(61)	(18)	13
Net increase (decrease) in cash and cash equivalents	(5,451)	(8,069)	(490)

Operating Activities

Net cash used in operating activities were €12,057 thousand, €15,055 thousand (as restated) and €9,974 thousand (as restated) for the years ended December 31, 2018, 2019 and 2020, respectively. The increase in net cash used from 2018 to 2019 is mainly related to the €2,225 thousand in fees incurred in connection with our 2019 Nasdaq listing application, which was later withdrawn. The decrease in net cash used from 2019 to 2020 is mainly related to the one-off fees related to the postponed Nasdaq listing in July 2019 and the decrease in research tax credit receivables from 2019 to 2020.

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

Financing Activities

Net cash provided by financing activities were €6,771 thousand, €7,280 thousand (as restated) and €22,184 thousand (as restated) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Pursuant to a summary judgement dated May 7, 2020, we were required under penalty (which amounted to €7 thousand) to pay €378 thousand as a settlement according to contractual terms of the Negma agreement on ORNANE for which Negma had sent a conversion notice before April 6, 2020 and deliver 2,050,000 ordinary shares to NEGMA. Following the decision of the Paris Court of Appeal in November 2020, we received an indemnity from NEGMA of €419 thousand.

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

In April, June and August 2020, we issued three tranches of convertible notes to ATLAS for €3,000 thousand each. As of December 31, 2020, 330 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 17,178,683 new shares pursuant to Tranche 1, 2 and 3. 30 notes issued with the third tranche have been repaid in cash for a total amount of €863 thousand. In relation to these debt issuances, we incurred costs of €435 thousand.

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

Following this termination, NEGMA undertook legal action in order to claim damages of €910,900 from us as well as the delivery of 7,000,000 of our ordinary shares that NEGMA considers it was entitled to pursuant to the only Biophytis ORNANES still held by NEGMA, issued in consideration for a loan of €1,400,000 in principal (140 bonds with par value of €10 thousand each).

The sum of €910,900 claimed by NEGMA corresponds to the contractual penalties alleged by NEGMA under the terms of the NEGMA contract 2019, which provided for the payment of such penalties in the event of conversion of bonds into shares when the stock price is below the par value of the shares. Biophytis vigorously disputes this legal action and these requests for payment and delivery of shares.

Pursuant to a summary judgment dated May 7, 2020, NEGMA obtained a decision partially responding to its claims ordering us under penalty (which amounted to €7 thousand), to pay to NEGMA in an amount of €378 thousand (plus €7 thousand in penalties) as a settlement according to the contractual terms of the Negma agreement on ORNANE for which Negma had sent a conversion notice before April 6, 2020 and to deliver to NEGMA 2,050,000 of our ordinary shares.

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

The ORNANE have a par value of €25,000 and are issued at a subscription price of 97% of the nominal value. They do not bear interest and have a 24-month maturity from issuance. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, we will be able to redeem the ORNANE in cash. At the end of the maturity period, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them.

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

Future events could cause actual payments to differ from these estimates.

		2021
	Year ended	Less	2022 –	2024 –
	December 31,	than	2023	2025	Thereafter
	2020 Total	1 year	1 – 3	3 – 5	More than
(Amounts in thousands of euros)	(As restated)	(As restated)	yrs	yrs	5 yrs
Non-convertible bonds(a)	4,800	3,840	960	—	—
Convertible notes—NEGMA(c)	7,357	7,357	—	—	—
Conditional advances	1,232	292	786	155	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,252	2,252	—	—	—
Bank overdrafts	—	—	—	—	—
Lease liability(b)	—	—	—	—	—
Operating lease obligations(b)	153	153	—	—	—
Licence agreements(d)	195	15	70	110	—
Total	15,989	13,908	1,816	265	—
(a)	The contractual obligations related to non-convertible bonds include the principal repayments and the 10% annual interest payments.
(b)	Given the contractual terms of our main leases (low-value asset leases and short-term agreements of less than 12 months), the mandatory application of IFRS 16 Lease as January 1, 2019 had no impact on our financial statements as of December 31, 2019 and 2020. Our lease arrangement with Sorbonne University was finalized in late 2020 and expires on December 15, 2021, unless otherwise agreed by the Parties. Our operating lease obligation as of the date of this annual report has been estimated at €153 thousand.
(c)	The NEGMA contract was terminated in April 2020. The fair value of the convertible notes issued to NEGMA in accordance with IFRS 9 amounts to €7,357 (as restated) thousand as of the date of this annual report. In April 2020, we signed a new convertible note financing of €24 million from ATLAS to continue the development of Sarconeos (BIO101) through the issuance of multiple convertible notes. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, we will be able to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them. We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020 and a third tranche of €3 million on August 28, 2020. As of the date of this annual report, there are no outstanding convertible notes issued to ATLAS, as the Company has repaid in 2020 €863 thousand for the remaining 30 convertible notes that were issued to ATLAS with a redemption value of €750,000.
(d)	We have signed several agreements to license industrial property to further our research and developments efforts with royalties due to the counterparties that are variable starting the year after the first marketing of a product and royalty arrangements. However, there are certain guaranteed annual minimum amounts due starting in various future years. These guaranteed annual minimum amounts are shown in the table above. Other than these minimum guaranteed amounts (as further described below), amounts of royalties to be paid after 2024 cannot be determined precisely and therefore, no royalties amounts are included in the table above.

The following table discloses the commitments given as part of the licensing agreements mentioned above:

Agreements for the exploitation of industrial property	Commitments given
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

G.Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management

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

B.Compensation

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

Total
Compensation(1)
Name	(€)
Stanislas Veillet	60,000
Dimitri Batsis	45,000
Nadine Coulm	60,000
Jean Franchi	42,500
Jean Mariani	55,000
(1)	Represents meeting attendance fees paid to or earned by directors.

Chief Executive Officer Compensation

The following table sets forth information regarding compensation paid to or earned by our Chief Executive Officer during the year ended December 31, 2020.

Amounts
Paid
or Earned
Nature of Compensation	(€)
Fixed remuneration(1)	250,000
Variable annual remuneration(2)	30,000
Benefits in kind(3)	33,896
Total	313,896
(1)	Mr. Veillet receives a fixed annual remuneration of €250,000 payable over 12 months.
(2)	Mr. Veillet was entitled to receive variable annual remuneration of up to €75,000 for the year ended December 31, 2019, based on satisfaction of the following annual targets: (i) finalization of patient recruitment for the SARA-INT clinical program before the end of fiscal year 2019, (ii) recruitment of the first patient for the MYODA clinical program before the end of fiscal year 2019, (iii) obtaining the results for the MACA-Phase clinical program by the end of fiscal year 2019, and (iv) securing a financing of at least €20,000,000 through the issuance of shares or bonds, a Nasdaq listing or any other financing before the end of fiscal year 2019. Based on partial satisfaction of these targets, the Compensation and Governance Committee determined that Mr. Veillet was entitled to receive €30,000, which amount was paid to him in July 2020.
(3)	Mr. Veillet benefits from a “GSC” private unemployment insurance policy. In France, directors and officers do not have employee status and are not covered by the legal unemployment regime. “GSC” enables directors and officers to receive income in the event of unemployment.

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted two different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

●	founders’ share warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), which are granted to our officers and employees; and

●	share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors;

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

	Number of
	ordinary
	shares				Purchase				Number	Founders’
	underlying		Date of	Date of	Price			Exercise	of Shares	warrants
	Founders’		General	Board	per share	Start Date	Expiration	Price	subscribed	outstanding as
Name	warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	to date	of 2/26/2021
Stanislas Veillet	148,000	(1)	6/16/2017	7/21/2017	0	7/21/2017	7/21/2021	3.30	0	148,000
	940,249	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	626,832
René Lafont	29,000	(1)	6/16/2017	7/21/2017	0	7/21/2017	7/21/2021	3.30	0	29,000
	310,209	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	310,209
Waly Dioh	15,000	(1)	6/16/2017	7/21/2017	0	7/21/2017	7/21/2021	3.30	0	15,000
	79,201	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	79,201
	158,401	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	158,401
Pierre Dilda	15,000	(1)	6/16/2017	7/21/2017	0	7/21/2017	7/21/2021	3.30	0	15,000
	50,424	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	50,424
	100,848	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	100,848
Sam Agus	50,424	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	50,424
	100,848	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	100,848
Evelyne Nguyen	50,424	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	50,424
	100,848	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	100,848
Nadine Coulm	103,946	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	103,946
	207,892	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
Jean Franchi	103,946	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	103,946
	207,892	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
Dimitri Batsis	103,946	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	103,946
	207,892	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
Jean Mariani	103,946	(2)	8/8/2019	4/3/2020	0	4/8/2020	4/8/2026	0.27	0	103,946
	207,892	(3)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
(1)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the first anniversary of the grant date, (ii) for 66.66% between the first anniversary of the grant date and the second anniversary of the grant date and (iii) in full, beginning on the second anniversary of the grant date.
(2)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(3)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.

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

	Number of
	ordinary				Purchase			Exercise	Number of	Warrants
	shares		Date of	Date of	Price			Price per	Shares	outstanding
	underlying		General	Board	per share	Start Date	Expiration	share	subscribed to	as of
Name	share warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	date	2/26/2021
Nadine Coulm	18,000	(1)	6/16/2017	7/21/2017	18.00	11/28/2017	11/28/2021	3.30	0	18,000
	27,956	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	27,956
Jean Franchi	18,000	(1)	6/16/2017	7/21/2017	18.00	11/28/2017	11/28/2021	3.30	0	18,000
	20,000	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000
Dimitri Batsis	329,218	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000
Jean Mariani	25,566	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	25,566
Stanislas Veillet	2,935,701	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	2,266,583	689,118
René Lafont	20,000	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000
Sam Agus	20,000	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000
Pierre Dilda	20,000	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000
Waly Dioh	26,428	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	26,428
Evelyne Nguyen	20,000	(2)	8/8/2019	4/3/2020	0.06	4/30/2020	4/30/2025	0.27	0	20,000

(1)	These share warrants are exercisable for (i) 33.33% between the subscription date and the first anniversary of the subscription date, (ii) for 66.66% between the first anniversary of the subscription date and the second anniversary of the subscription date and (iii) in full, beginning on the second anniversary of the subscription date.
(2)	These share warrants are exercisable in full, beginning on the subscription date.

C.Board Practices

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

		Year of	Term
	Current	Initial	Expiration
Name	Position	Appointment	Year
Stanislas Veillet	Chairman	2015	2021
Dimitri Batsis	Director	2018	2021
Nadine Coulm	Director	2015	2021
Jean M. Franchi	Director	2017	2023
Jean Mariani	Director	2019	2023	(1)
(1)	Jean Mariani was appointed director by the board of directors on October 29, 2019 in replacement of Eric Rowinsky, who resigned from his office at the same date. The appointment of Jean Mariani as a director was ratified by the shareholders’ meeting dated May 28, 2020 for a three-year term, which will expire at the end of the ordinary shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2022.

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

The Audit Committee is responsible for assisting the board of directors in:

●	ensuring the truthfulness of the financial statements, the quality of internal controls and the quality and relevance of the financial information provided;
●	assessing the existence and relevance of the financial control and internal audit procedures;
●	assessing the relevance of the Company’s accounting policy;
●	examining the accounts of the Company, as well as the information issued before their submission to the board of directors;
●	examining the changes and adaptations of accounting principles and rules used in the context of drawing up of financial statements, as well as their relevance;
●	examining the candidates proposed to the positions of statutory auditor or substitute auditor, or proposing the appointment of the auditors;
●	guaranteeing the independence and competence of auditors and ensuring the proper performance of their duties; and
●	examining the significant risks for the Company and notably the off-balance-sheet risks and commitments.

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

The Compensation and Governance Committee is responsible for:

●	making recommendations to the board of directors (i) on remuneration (fixed and variable) of company officers and key executives and notably contributing to the review of remuneration procedures, setting objectives and bonuses for objectives reached and incentives for the company’s officers; (ii) the recruitment, training, development, retention of employees with remuneration programs; and (iii) the shareholder policy and incentive tools for managers and employees, taking into account the objectives of the Company and individual and collective performance, including the fixing and/or modification of the conditions for the award or exercise of securities granted to the officers or of the employees, and, where appropriate, the achievement of objectives permitting the exercise of the said securities, as provided under the terms and conditions of the said securities;
●	participating in the implementation of the Company’s governing bodies;
●	identifying, assessing and proposing the appointment of independent directors with a view to the good governance of the Company; and
●	pronouncing on any other issue relating to human resources which it considers appropriate or which is referred to it by the board of directors.

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

Since October 26, 2017, the Scientific Committee has consisted of:

●	Professor Jean Mariani, hospital practitioner at Charles Foix Hospital, Director of the Charles Foix Institute of Longevity, Chairman of the Scientific Committee;
●	Professor José-Alain Sahel, Ophthalmologist, Chair of the Department of Ophthalmology at the University of Pittsburgh School of Medicine, director of the UPMC Eye Center, and the Eye and Ear Foundation Chair of Ophthalmology, Founder

and Director of the Institute of Vision in Paris; Professor at the Sorbonne’s medical school Université Pierre-et-Marie-Curie, member of the Academy of Sciences, Professor of Biomedical Sciences (Cumberlege Chair) at the Institute of Ophalmology, University College London and Visting Professor at the Hebrew University of Jerusalem, Israel;
●	Professor René Lafont, Emeritus Professor at Sorbonne University, Scientific Advisor at Biophytis;
●	Professor Ivana Kim, Associate Professor of Ophthalmology, Massachusetts Eye and Ear, Harvard Medical School; Co-Director of the Harvard Medical School Department of Ophthalmology AMD Center of Excellence; Associate Scientist, Massachusetts Eye and Ear;
●	Professor Roger A. Fielding, Professor of Medicine at Tufts University School of Medicine, Professor of Nutrition at the Tufts University Friedman School of Nutrition Science and Policy and Tufts University; Lecturer, Physical Medicine and Rehabilitation, Harvard Medical School, Department of Physical Medicine and Rehabilitation; and Director and Senior Scientist at the Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University; and
●	Professor Thomas Voit, Director of the Biomedical Research Center of the Great Ormond Street Hospital for Children NHS Foundation Trust and the Institute of Child Health, University College London; former Medical and Scientific Director of the Myology Institute and Director of an INSERM/CNRS research centre and former professor and director of the paediatric department at Essen University Hospital.

The Scientific Committee is responsible for assisting the board of directors in:

●	The study of development plans for nutraceuticals or drug candidates, to formulate an opinion on their scientific or regulatory consistency;
●	Analysis of the main scientific or clinical results, to participate in their interpretation and to formulate an opinion whether to continue, redirect or terminate a research project at certain key stages;
●	The scientific assessment of new research projects, before they are submitted if they are the subject of an application for subsidies and/or before their actual start-up, in order to position the project in the global scientific and regulatory context and to specify its innovative character; and
●	The study of the main scientific and regulatory dossiers prepared by the Company for approval and suggestions for possible additions/improvements, before being filed with the regulatory agencies (FDA, EFSA, EMA, etc.).

The Scientific Committee meets as often as it considers necessary, but at least once a year.

The Scientific Committee reports on its mission to the board of directors and communicates its recommendations, specifications, and opinions.

D.Employees

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

E.Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.  Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 26, 2021 for:

●	each beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

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

	Number of Ordinary
Owner	Shares	Percentage
Directors and Executive Officers:
Stanislas Veillet(1)	3,986,389	3.4%
Dimitri Batsis(2)	123,946	*
Nadine Coulm(3)	151,152	*
Jean M. Franchi(4)	141,946	*
Jean Mariani(5)	129,512	*
René Lafont(6)	219,069	*
Evelyne Nguyen(7)	70,424	*
Samuel Agus(8)	70,424	*
Pierre Dilda(9)	85,424	*
Waly Dioh(10)	136,036	*
All directors, executive officers and key employees as a group (10 persons)(11)	5,114,322	4.3%
*	Represents beneficial ownership of less than 1%.
(1)	The shares beneficially owned by Mr. Veillet include 837,118 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021. Of these shares, 440,000 ordinary shares have been pledged to Neuflize-ABN AMRO Bank as security for a personal loan.
(2)	The shares beneficially owned by Mr. Batsis include 123,946 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(3)	The shares beneficially owned by Ms. Coulm include 149,902 shares issuable upon the exercise of warrants that are currently exerciable or exercisable within 60 days of February 26, 2021.

(4)	The shares beneficially owned by Ms. Franchi consist of 141,946 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(5)	The shares beneficially owned by Mr. Mariani include 129,512 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(6)	The shares beneficially owned by Mr. Lafont include 152,403 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(7)	The shares beneficially owned by Ms. Ngyuen 70,424 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(8)	The shares beneficially owned by Ms. Agus 70,424 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(9)	The shares beneficially owned by Mr. Dilda consist of 85,424 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(10)	The shares beneficially owned by Mr. Dioh include 111,036 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.
(11)	The shares beneficially owned by our officers and directors as a group include an aggregate of 1,872,135 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 26, 2021.

B.Related Party Transactions

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

Transactions with Our Affiliates, Principal Shareholders, Directors and Executive Officers

Intellectual Property Agreement with Stanislas Veillet

Our CEO, who is a corporate officer (mandataire social) but not an employee of the Company under French law, is involved in our research and development activities. He has developed inventions with us for which we have submitted patent applications in which he is listed as a co-inventor and other inventions that we expect may give rise to patent applications in the future for which we expect he will be included as a co-inventor. As an inventor, our CEO has certain rights under French intellectual property law. These rights are distinct from the statutory rights that usually apply to employee inventors under French law. In order to define a framework within which any intellectual property resulting from our CEO’s research and development activities is properly assigned to us, we entered into an agreement on May 22, 2019 and into an amendment agreement to this agreement on April 6, 2020, both of which were approved by our board of directors. Pursuant to this agreement (as amended), our CEO is entitled to the following payments for his contributions:

●	a first lump sum cash payment of €90 thousand to be paid within 30 days of filing of a patent application based on the assigned rights;
●	a second lump sum cash payment of €90 thousand, to be paid within 30 days of publication of a patent application based on the assigned rights; and
●	a 6.5% royalty payment with respect to any license income and/or any net sales by us of products manufactured with the patents filed on the basis of the assigned rights.

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

C.Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our restated consolidated financial statements are appended at the end of this annual report, starting at page F-1, and are incorporated by reference herein.

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

B.Significant Changes

Not applicable

Item 9.  The Offer and Listing.

A.Offer and Listing Details

Our ADS have been listed on the Nasdaq Capital Market under the symbol “BPTS” since February 10, 2021. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Growth Paris under the symbol “ALBPS” since July 13, 2015. Prior to that date, there was no public trading market for our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “BPTS” since February 10, 2021 and our ordinary shares have been trading on Euronext Growth Paris under the symbol “ALBPS” since July 13, 20215.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

C.Material Contracts

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

D.Exchange Controls

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

E.Taxation

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

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	an entity subject to special tax rules prescribed pursuant to Section 7874 of the Code (as defined below);
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	S corporations;
●	certain former citizens or long term residents of the United States;
●	persons that received ADSs as compensation for the performance of services;
●	persons acquiring ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment in France;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
●	holders that have a “functional currency” other than the U.S. dollar.

For the purposes of this description, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a domestic corporation; or
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

●	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000); or

●	the depositary or other financial institution managing the securities account in the United States of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €12,057 thousand, €15,051 thousand (as restated) and €9,743 (as restated) thousand for the years ended December 31, 2018, 2019 and 2020, respectively.

The Financial Statements have been approved on a going concern basis by the Board of Directors (refer to Item 17 note 3.1).

The Company will continue to have major funding requirements in the future to support the development of its drug candidates. The precise extent of funding required is difficult to predict.

Item 12. Description of Securities Other than Equity Securities.

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

A.Disclosure Controls and Procedures

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

We initially carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020 in connection with the preparation of our Original Form 20-F. We disclosed in the Original Form 20-F that, based upon this evaluation, our chief executive officer and chief financial officer concluded that, as at December 31, 2020, our disclosure controls and procedures were effective.

In connection with the restatement of our consolidated financial statements, as described in more detail elsewhere in this Amendment No. 2, management of the Company, including our chief executive officer and chief financial officer re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. As a result of that re-evaluation, our chief executive officer and chief financial officer have determined that due to the material weakness in our internal controls over financial reporting related to our failure to correctly apply IFRS 9 and its related interpretations and rules with respect to the accounting treatment of our convertible notes described elsewhere in this Amendment No. 2, the Company’s disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by the Original Form 20-F. Additional information regarding the restatement is contained in Note 1 to the Notes to Consolidated Financial Statements included in this Amendment No. 2.

B.Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.Changes in Internal Control Over Financial Reporting

Other than the material weakness described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

1.1

By-laws (status) of the registrant (English translation) dated February 26, 2021 (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.2	Form of American Depositary Receipt (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.3	Description of Ordinary Shares (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.1

Venture Loan Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.2

Bonds Issue Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.3†

Goodwill Pledge Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.4†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A. and L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale (English translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.5†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique (English translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

- 151

4.6†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated April 2, 2019 (English translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.7†

Amendment No. 2 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated November 6, 2020 (English translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.8†

Amendment No. 3 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.9†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.10†

Co-ownership Agreement relating to patents S1 by and between Biophytis S.A., Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated July 10, 2008 with effect as from November 30, 2007 (English translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.11†

Co-ownership Agreement relating to patents S2 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated March 29, 2016 with effect as from November 10, 2011 (English translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.12†

Co-ownership Agreement Considered as Partial Transfer of Share Patent relating to patents S3 by and between Biophytis S.A., L’Institut National de la Recherche Agronomque and Universite Pierre et Marie Curie, dated July 6, 2017 with effect as from December 13, 2011 (English translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.13†

Co-ownership Agreement relating to patents S4 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated November 18, 2016 with effect as from May 20, 2014 (English translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.14

Co-ownership Agreement Constituting Partial Transfer of Shares by and between Biophytis S.A., Sorbonne Universite and Le Centre National de la Recherche Scientifique, dated October 9, 2019 (English translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.15†

Co-ownership Agreement Considered as a Transfer of Sale relating to patents MI by and between the Institut Biophytis and Universite Pierre et Marie Curie, dated November 10, 2014 with effect as from June 25, 2009 (English translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.16†

Co-ownership Agreement a Partial Assignment of Share relating to patents MII by and between the Institut Biophytis, Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated May 11, 2017 with effect as from May 13, 2011 (English translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.17†

Co-ownership Agreement Constituting the Partial Transfer of the Share relating to patents MIII by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated October 16, 2017 with effect as from April 30, 2015 (English translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

- 152

4.18†

Co-ownership Agreement relating to patents MIV by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated December 18, 2017 with effect as from May 27, 2015 (English translation) (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.19†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre de la Recherche Scientifique and Institut National de la Santé et de la Recherche Médicale dated March 2, 2020 (English translation) (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.20†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique dated February 1, 2019 (English translation) (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.21†

Amendment No. 1 to the Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique (English translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.22†

Collaboration Agreement by and between Biophytis S.A., Universite Paris Descartes and SATT Ile de France Innov with effect as from September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.23

Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.24

Amendment 1 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated July 20, 2018 (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.25

Amendment 2 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated October 31, 2019 (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.26†

Amendment 3 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated March 3, 2020 (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.27

Services Agrement regarding SARA DATA/OBS clinical platform between Biophytis S.A. and BlueCompanion Ltd., dated May 16, 2017 (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.28

Amendment 1 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.29

Amendment 2 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 7, 2018 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.30

Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated March 22, 2019 (English translation) (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

- 153

4.31

Amendment No. 1 to the Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated June 7, 2019 (English translation) (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.32

Assignment Agreement between Biophytis S.A. and Stanislas Veillet, dated May 22, 2019 (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.33

Amendment to Assignment Agreement between Biophytis S.A. and Sanislas Veillet, dated April 6, 2020 (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.34†

Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2019 (English translation) (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.35

Amendment No. 1 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2020 (English translation) (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.36

Amendment No. 2 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated March 9, 2020 (English translation) (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.37†

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated April 5, 2020 (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.38†

Amendment Agreement to the Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 18, 2020 (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.39

Services Agreement by and between Biophytis S.A. and Institut Biophytis Do Brasil, dated July 1, 2020 (English translation) (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101.INS XBRL Instance Document*

101.SCH XBRL Taxonomy Extension Schema Document**

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document**

- 154

101.DEF XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB XBRL Taxonomy Extension Label Linkbase Document**

101.PRE XBRL Taxonomy Presentation Linkbase Document**
†	Confidential portions of the exhibit have been omitted.
*	Filed herewith.
**	Furnished herewith.

- 155

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPHYTIS S.A.

By:	/s/ Stanislas Veillet
Stanislas Veillet
Chief Executive Officer and Chairman

Date:  October 28, 2021

- 156

BIOPHYTIS S.A.

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

Restatement of 2020 and 2019 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2020 and 2019 consolidated financial statements have been restated to correct a misstatement.

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

Neuilly-sur-Seine et Paris-La Défense, France

March 12, 2021, except for Note 1, as to which the date is October 28, 2021

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

		AS OF DECEMBER 31,
		2019	2020
		(As	(As
		restated)	restated)
(amounts in thousands of euros)	Notes	[Note 1]	[Note 1]
ASSETS
Patents and software	4	2,400	2,673
Property, plant and equipment	5	185	114
Other non-current financial assets	6, 10	382	413
Total non-current assets		2,967	3,200

Other receivables	8, 10	7,893	5,239
Other current financial assets	7	475	12,924
Cash and cash equivalents	9, 10	6,337	5,847
Total current assets		14,705	24,010

TOTAL ASSETS		17,672	27,210

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	4,793	20,151
Premiums related to the share capital	11	45,478	22,538
Treasury shares	20	(17)	(42)
Foreign currency translation adjustment		(82)	(72)
Accumulated deficit - attributable to shareholders of Biophytis		(39,479)	(14,759)
Net loss - attributable to shareholders of Biophytis		(18,946)	(25,517)
Shareholders' equity - attributable to shareholders of Biophytis		(8,253)	2,299
Non-controlling interests		(31)	(31)
Total shareholders' equity		(8,284)	2,268

Liabilities
Employee benefit obligations	14	142	188
Non-current financial liabilities	10, 13	5,398	1,833
Total non-current liabilities		5,540	2,021

Current financial liabilities	10, 13	11,057	13,219
Provisions	15	—	2
Trade payables	10,16.1	7,866	7,985
Tax and social liabilities	16.2	1,263	1,446
Other creditors and miscellaneous liabilities	16.3	230	269
Total current liabilities		20,416	22,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		17,672	27,210

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED OPERATIONS

		FOR THE YEARS ENDED DECEMBER 31,
			2019	2020
			(As restated)	(As restated)
(amounts in thousands of euros, except share and per share data)	Notes	2018	[Note 1]	[Note 1]
Revenue		—	—	—
Cost of sales		—	—	—
Gross margin		—	—	—

Research and development expenses, net	17.1	(9,513)	(9,089)	(9,921)
General and administrative expenses	17.2	(4,348)	(6,593)	(4,021)
Operating loss		(13,861)	(15,682)	(13,942)

Financial expenses		(215)	(1,496)	(1,531)
Financial income		17	18	34
Change in fair value of convertible notes		—	(1,867)	(10,080)
Net financial expense	18	(198)	(3,344)	(11,575)

Loss before taxes		(14,059)	(19,026)	(25,517)

Income taxes benefit		72	80	—
Net loss		(13,987)	(18,946)	(25,517)

Attributable to shareholders of Biophytis		(13,987)	(18,946)	(25,517)
Non-controlling interests		—	—	—

Basic and diluted weighted average number of shares outstanding		13,374,426	16,882,661	59,974,486
Basic loss per share (€/share)	20	(1.05)	(1.12)	(0.43)
Diluted loss per share (€/share)	20	(1.05)	(1.12)	(0.43)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

	FOR THE YEARS ENDED
	DECEMBER 31,
		2019	2020
		(As	(As
		restated)	restated)
(amounts in thousands of euros)	2018	[Note 1]	[Note 1]
Net loss for the year	(13,987)	(18,946)	(25,517)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	(42)	87	(14)
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	(64)	(18)	10
Other comprehensive income (loss)	(106)	69	(4)

Total comprehensive loss	(14,093)	(18,877)	(25,521)

Attributable to shareholders of Biophytis	(14,093)	(18,877)	(25,521)
Non-controlling interests	—	—	—

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

								Split
								accounting
								impact
								related to
								non-
								convertible
								bonds and
								warrants
		Share		Premiums		Foreign		issued		Shareholders' equity -
		capital –		related to	Accumulated	currency	Share	related to		Attributable	Non-
		number of		the share	deficit	translation	based	convertible	Treasury	to shareholders	controlling	Shareholders'
(amounts in thousands of euros, except share data)	Notes	shares	Share capital	capital	and net loss	adjustment	payment	notes	Shares	of Biophytis	interests	equity
As of January 1, 2018		13,463,413	2,693	44,708	(30,951)	0	4,386	521	(138)	21,219	(31)	21,188
Net loss for the period		—	—	—	(13,987)	—	—	—	—	(13,987)	—	(13,987)
Other comprehensive income (loss)		—	—	—	(42)	(64)	—	—	—	(106)	—	(106)
Total comprehensive income (loss)		—	—	—	(14,029)	(64)	—	—	—	(14,093)	—	(14,093)
Issuance of warrants attached to non-convertible bonds	13	—	—	—	—	—	—	289	—	289	—	289
Deferred tax liabilities on the issuance of warrants		—	—	—	—	—	—	(72)	—	(72)	—	(72)
Treasury shares net movements	11	—	—	—	—	—	—	—	(13)	(13)	—	(13)
Gains and losses, net related to treasury shares		—	—	—	(135)	—	—	—	—	(135)	—	(135)
Equity settled share-based payments	12	—	—	—	—	—	287	—	—	287	—	287
Costs incurred in relation to equity transactions (1)		—	—	(445)	—	—	—	—	—	(445)	—	(445)
As of December 31, 2018		13,463,413	2,693	44,263	(45,115)	(64)	4,673	738	(151)	7,037	(31)	7,006
Net loss for the period (as restated)		—	—	—	(18,946)	—	—	—	—	(18,946)	—	(18,946)
Other comprehensive income (loss)		—	—	—	87	(18)	—	—	—	69	—	69
Total comprehensive income (loss) (as restated)		—	—	—	(18,860)	(18)	—	—	—	(18,878)	—	(18,878)
Conversion of convertible notes (as restated)	13	10,499,841	2,100	771	—	—	—	—	—	2,871	—	2,871
Issuance of warrants attached to non-convertible bonds (as restated)	13	—	—	—	—	—	—	286	—	286	—	286
Deferred tax liabilities on the issuance of warrants (as restated)		—	—	—	—	—	—	(80)	—	(80)	—	(80)
Treasury shares net movements	11	—	—	—	—	—	—	—	134	134	—	134
Gains and losses, net related to treasury shares		—	—	—	(131)	—	—	—	—	(131)	—	(131)
Equity settled share-based payments	12	—	—	—	—	—	63	—	—	63	—	63
Costs incurred in relation to equity transactions (1)		—	—	445	—	—	—	—	—	445	—	445
As of December 31, 2019 (as restated)		23,963,254	4,793	45,478	(64,105)	(82)	4,736	944	(17)	(8,253)	(31)	(8,284)
Net loss for the period (as restated)		—	—	—	(25,517)	—	—	—	—	(25,517)	—	(25,517)
Other comprehensive income (loss)		—	—	—	(14)	10	—	—	—	(4)	—	(4)
Total comprehensive income (loss) (as restated)		—	—		(25,531)	10	—	—	—	(25,521)	—	(25,521)
Conversion of convertible notes (as restated)	13	22,628,683	4,526	10,186	—	—	—	—	—	14,712	—	14,712
Share capital increase (as restated)	13	49,295,005	9,858	13,628	—	—	—	—	—	23,486	—	23,486
Exercise of warrants	12	4,870,155	974	341	—	—	—	—	—	1,315	—	1,315
Subscription of warrants	12	—	—	449	—	—	—	—	—	449	—	449
Allocation of premiums to retained earnings (2)		—	—	(44,047)	(44,047)	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	—	(25)	(25)	—	(25)
Gains and losses, net related to treasury shares		—	—	—	61	—	—	—	—	61	—	61
Equity settled share-based payments	12	—	—	—	—	—	785	—	—	785	—	785
Biophytis shares to be received from Negma (3) (as restated)	13.2.1	—	—	—	(1,212)	—	—	—	—	(1,212)	—	(1,212)
Costs incurred in relation to public offering on the Nasdaq	11	—	—	(787)	—	—	—	—	—	(787)	—	(787)
Costs incurred in relation to equity transactions (4)	11	—	—	(2,709)	—	—	—	—	—	(2,709)	—	(2,709)
As of December 31, 2020 – as restated		100,757,097	20,151	22,538	(46,741)	(72)	5,521	944	(42)	2,299	(31)	2,268
(1)	Costs directly attributable to the proposed issuance of shares in connection with a listing of the Company’s equity securities on a U.S. stock exchange in 2018 were recognized as a reduction from shareholders’ equity for €(445) thousand. Following the Company’s decision to postpone the issuance of its shares, the related costs were recognized in the 2019 statement of consolidated operations.
(2)	The general meeting held on May 28, 2020 decided the allocation of premiums to accumulated deficit.
(3)	The judgment of the Paris Court of Appeal of November 18, 2020 ordered the return by Negma of the 2,050,000 Biophytis shares previously delivered following the judgment of May 7, 2020. As a result, the Company recognized at the date of the judgment of November 18, 2020 the right to receive the 2,050,000 shares to be returned by Negma in equity for € 1,212 thousand (as restated) and a corresponding increase of the financial liability (see notes 13.2 and 15).
(4)	Costs incurred by the Company in relation to private placements totaling €23.5 million that occurred in February, June, July and October 2020.

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED CASH FLOWS

		FOR THE YEARS ENDED DECEMBER 31,
			2019	2020
			(As	(As
			restated)	restated)
(amounts in thousands of euros)	Notes	2018	[Note 1]	[Note 1]
Cash flows from operating activities
Net loss for the period		(13,987)	(18,946)	(25,517)
Adjustments to reconcile net loss to cash flows from operating activities
Amortization and depreciation of intangible and tangible assets	4, 5	227	262	280
Additions of provisions, net of reversals	14, 15	108	(33)	34
Expenses associated with share-based payments	12	287	63	785
Change in deferred tax		(72)	(80)	-
Costs incurred in relation to equity transactions, initially recognized as a reduction from shareholders’ equity		-	445	-
Financial interest and conversion settled with cash payment		135	1,080	628
Conversion settled with cash payment			301
Changes in fair value of convertible notes	13.2	-	1,867	10,080
Interests on investment accounts		(9)	(4)	(1)
Financial indemnity, net, Negma	13.2	-	-	(34)
Unwinding of conditional advances and other financial expenses	13.1, 18	(11)	-	452
Amortized cost of non-convertible bonds	13.2	54	328	189
Operating cash flows before change in working capital requirements		(13,268)	(14,718)	(13,104)
(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)		(1,211)	333	(3,361)
(Decrease) increase in other non-current financial assets		17	—	(4)
(Decrease) increase in other receivables		1,372	2,941	(2,654)
Decrease (increase) in trade payables		(2,305)	(2,641)	(479)
Decrease (increase) in tax and social security liabilities		(282)	137	(183)
Decrease (increase) in other creditors and miscellaneous liabilities		(13)	(104)	(41)

Cash flows used in operating activities		(12,057)	(15,051)	(9,743)

Cash flows used in investing activities
Acquisition of intangible and tangible assets	4, 5	(113)	(282)	(214)
Interests on investment accounts		9	4	1
Purchase of term deposits classified as other current financial assets (1)	7	—	—	(12,500)
Cash flows used in investing activities		(104)	(278)	(12,713)

Cash flows from financing activities
Proceeds from share capital increase	11	—	—	23,486
Costs paid in relation to equity transactions	11	(286)	—	(3,496)
Costs incurred in relation to the issuance of warrants attached to non-convertible bonds		(30)	—	-
Net additional compensation received from Negma	13	—	—	34
Subscription of warrants (BSA)	12	—	—	271
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	12	—	—	862
Proceeds from research tax credit prefinancing, net of guarantee deposit	13	—	4,355	1,964
Reimbursement of the prefinanced CIR receivables	13	—	—	(4,589)
Proceeds from conditional advances, net of repayment	13.1	329	73	(136)
Proceeds from borrowings, net of repayment		(23)	—	-
Financial interest paid		(135)	(1,080)	(628)
Conversion settled with cash payment			(301)
Net proceeds from the issuance of convertible notes and non-convertible bonds	13.2	7,260	6,920	8,730
Repayment of non-convertible bonds	13.2	-	(2,292)	(3,214)
Repayment of convertible notes				(863)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	13.2	(305)	(350)	(453)
Repayment of obligations under finance lease		(47)	(47)	—
Change in short-term bank overdrafts		8	-	(15)
Cash flows from financing activities		6,771	7,278	21,953

Net effect of exchange rate changes on cash and cash equivalents		(61)	(18)	13

Increase (decrease) in cash and cash equivalents		(5,451)	(8,069)	(490)

Cash and cash equivalents at the beginning of the period		19,857	14,406	6,337
Cash and cash equivalents at the end of the period		14,406	6,337	5,847
(1)	The Company purchased term deposits of €12.5 million in 2020, which are considered by the Company to be liquid investments and presented as current financial assets.

The accompanying Notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousand euros unless otherwise noted, except for share and per share data)

Note 1: Restatement

Subsequent to the Company’s filing of its Annual Report on Form 20-F on March 12, 2021, it was determined that the annual consolidated financial statements for the years ended December 31, 2019 and 2020 required correction for the accounting treatment of the convertible notes.

These technical corrections relate to the inappropriate historical accounting practices relating to notes convertible into ordinary shares and/or redeemable for cash with attached warrants issued to convertible noteholders.

The company assessed that the fair values historically attributed to the attached warrants as well as the derivatives embedded in the convertible bonds and to the shares issued upon conversion were incorrect, which had a significant impact on the consolidated financial statements.

As part of the Company’s reassessment of the fair value of the embedded derivatives, it was determined that the Company could not reliably estimate separately their fair value and therefore concluded that the entire hybrid contracts should be measured at fair value through profit or loss. In addition, given the uncertainties associated with the pending outcome of the ongoing litigation with Negma, the Company concluded that the accounting for its liability to Negma should have reflected initial contractual obligations.

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2020 and 2019 and for the years then ended. The previously reported amounts reflect those included in the Original Form 20-F as of and for the year ended December 31, 2020 filed with the SEC on March 12, 2021. These amounts are labeled as “As filed” in the tables below. The amounts labeled “Restatement” represent the effects of this restatement due to the corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	AS OF
	DECEMBER 31, 2019
(amounts in thousands of euros)	As filed	Restatements	As restated

ASSETS
Total non-current assets	2,967	—	2,967

Total current assets	14,705	—	14,705

TOTAL ASSETS	17,672	—	17,672

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	4,793	—	4,793
Premiums related to the share capital	45,237	241	45,478
Treasury shares	(17)	—	(17)
Foreign currency translation adjustment	(82)	—	(82)
Accumulated deficit - attributable to shareholders of Biophytis	(39,638)	157	(39,479)
Net income (loss) - attributable to shareholders of Biophytis	(17,788)	(1,158)	(18,946)
Shareholders' equity - attributable to shareholders of Biophytis	(7,495)	(760)	(8,253)
Non-controlling interests	(31)	—	(31)
Total shareholders' equity	(7,526)	(760)	(8,284)

Total non-current liabilities	5,540	—	5,540

Current financial liabilities	9,846	1,211	11,057
Provisions	—	—	—
Trade payables	7,866	—	7,866
Tax and social liabilities	1,263	—	1,263
Derivative liabilities	451	(451)	—
Other creditors and miscellaneous liabilities	232	—	230
Total current liabilities	19,658	760	20,416

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,672	—	17,672

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	AS OF
	DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
ASSETS
Total non-current assets	3,200	—	3,200

Total current assets	24,010	—	24,010

TOTAL ASSETS	27,210	—	27,210

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	20,151	—	20,151
Premiums related to the share capital	17,821	4,717	22,538
Treasury shares	(42)	—	(42)
Foreign currency translation adjustment	(72)	—	(72)
Accumulated deficit - attributable to shareholders of Biophytis	(13,941)	(818)	(14,759)
Net income (loss) - attributable to shareholders of Biophytis	(17,054)	(8,463)	(25,517)
Shareholders' equity - attribuable to shareholders of Biophytis	6,863	(4,564)	2,299
Non-controlling interests	(31)	—	(31)
Total shareholders' equity	6,832	(4,564)	2,268

Total non-current liabilities	2,021	—	2,021

Current financial liabilities	7,262	5,958	13,219
Provisions	1,396	(1,394)	2
Trade payables	7,985	—	7,985
Tax and social liabilities	1,446	—	1,446
Other creditors and miscellaneous liabilities	268	—	269
Total current liabilities	18,357	4,564	22,921

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,210	—	27,210

STATEMENT OF CONSOLIDATED OPERATIONS

	FOR THE YEAR ENDED
	DECEMBER 31, 2019
(amounts in thousands of euros)	As filed	Restatements	As restated

Gross margin	—	—	—

Research and development expenses, net	(9,089)	—	(9,089)
General and administrative expenses	(6,593)	—	(6,593)
Operating loss	(15,682)	—	(15,682)

Financial expenses	(2,878)	1,382	(1,496)
Financial income	18	—	18
Change in fair value of convertible notes	726	(2,593)	(1,867)
Net Financial expense	(2,134)	(1,210)	(3,344)

Loss before taxes	(17,816)	(1,210)	(19,026)

Income taxes benefit	28	52	80
Net loss	(17,788)	(1,158)	(18,946)

Attributable to shareholders of Biophytis	(17,788)	(1,158)	(18,946)
Non-controlling interests	—	—	—

Basic and diluted weighted average number of shares outstanding	16,882,661	16,882,661	16,882,661
Basic loss per share (€/share)	(1.05)	(0.07)	(1.12)
Diluted loss per share (€/share)	(1.05)	(0.07)	(1.12)

STATEMENT OF CONSOLIDATED OPERATIONS

		FOR THE YEAR ENDED
		DECEMBER 31, 2020
(amounts in thousands of euros)	Note	As filed	Restatements	As restated

Gross margin		—	—	—

Research and development expenses, net		(9,921)	—	(9,921)
General and administrative expenses		(4,021)	—	(4,021)
Operating loss		(13,942)	—	(13,942)

Financial expenses		(6,364)	4,833	(1,531)
Financial income		421	(387)	34
Change in fair value of convertible notes		2,831	(12,911)	(10,080)
Net Financial expense		(3,112)	(8,463)	(11,575)

Loss before taxes		(17,054)	(8,463)	(25,517)

Income taxes benefit		—	—	—
Net loss		(17,054)	(8,463)	(25,517)

Attributable to shareholders of Biophytis		(17,054)	(8,463)	(25,517)
Non-controlling interests		—	—	—

Basic and diluted weighted average number of shares outstanding		59,974,486	59,974,486	59,974,486
Basic loss per share (€/share)		(0.28)	(0.15)	(0.43)
Diluted loss per share (€/share)		(0.28)	(0.15)	(0.43)

	FOR THE YEAR ENDED DECEMBER 31, 2019
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the year	(17,788)	(1,158)	(18,946)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	87	—	87
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	(18)	—	(18)
Other comprehensive income (loss)	69	—	69

Total comprehensive loss	(17,719)	(1,158)	(18,877)

Attributable to shareholders of Biophytis	(17,719)	(1,158)	(18,877)
Non-controlling interests	—	—	—

	FOR THE YEAR ENDED
	DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the year	(17,054)	(8,463)	(25,517)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	(14)	—	(14)
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	10	—	10
Other comprehensive income (loss)	(4)	—	(4)

Total comprehensive loss	(17,058)	(8,463)	(25,521)

Attributable to shareholders of Biophytis	(17,058)	(8,463)	(25,521)
Non-controlling interests	—	—	—

	AS OF DECEMBER 31, 2019
	As filed	Restatements	As restated

	Shareholders’ equity - Attributable to
(amounts in thousands of euros)	shareholders of Biophytis
As of January 1, 2019	7,037	—	7,037
Net loss for the period	(17,788)	(1,158)	(18,946)
Other comprehensive income (loss)	69	—	69
Total comprehensive income (loss)	(17,719)	(1,158)	(18,878)
Conversion of convertible notes	2,629	241	2,871
Issuance of warrants (BSA) attached to convertible bonds	75	211	286
Deferred tax liabilities on the issuance of warrants (BSA)	(28)	(52)	(80)
Treasury shares movements, net	134	—	134
Gains and losses, net related to treasury shares	(131)	—	(131)
Equity settled share-based payments	63	—	63
Cost incurred in relation to equity transaction	445	—	445
As of December 31, 2019	(7,495)	(758)	(8,253)

	AS OF DECEMBER 31, 2020
	As filed	Restatements	As restated

(amounts in thousands of euros)	Shareholders’ equity - Attributable to
	shareholders of Biophytis
As of January 1, 2020	(7,495)	(758)	(8,253)
Net loss for the period	(17,054)	(8,463)	(25,517)
Other comprehensive income (loss)	(4)	—	(4)
Total comprehensive income (loss)	(17,058)	(8,463)	(25,521)
Conversion of convertible notes	8,841	5,871	14,712
Share capital increase	24,880	(1,394)	23,486
Exercise of warrants (BSA) and founders' warrants (BSPCE)	1,315	—	1,315
Subscription of warrants (BSA)	449	—	449
Allocation of premiums to retained earnings	—	—	—
Treasury shares movements, net	(25)	—	(25)
Gains and losses, net related to treasury shares	61	—	61
Equity settled share-based payments	785	—	785
Biophytis shares to be received from Negma	(1,394)	182	(1,212)
Cost incurred in relation to public offering on the NASDAQ	(787)	—	(787)
Cost incurred in relation to equity transaction	(2,709)	—	(2,709)
As of December 31, 2020	6,863	(4,564)	2,299

STATEMENT OF CONSOLIDATED CASH FLOWS

	AS OF
	DECEMBER 31, 2019
(amounts in thousands of euros)	As filed	Restatements	As restated

Net loss for the period	(17,788)	(1,158)	(18,946)
Amortization and depreciation of intangible and tangible assets	262	—	262
Additions of provisions, net of reversals	(33)	—	(33)
Expenses associated with share-based payments	63	—	63
Change in deferred tax	(28)	(52)	(80)
Costs incurred in relation to equity transactions, initially recognized as a reduction from shareholders’ equity	445	—	445
Financial interests and conversion settled with cash payment	1,080	—	1,080
Conversion settled with cash payment	—	301	301
Changes in fair value of convertible notes	(726)	2,592	1,867
Interest on investment accounts	(4)	—	(4)
Unwinding of conditional advances and other financial expenses	62	(62)	—
Amortized cost of non-convertible bonds	1,729	(1,401)	328
Operating cash flows before change in working capital requirements	(14,939)	221	(14,718)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	333	—	333

Cash flows from operating activities	(15,272)	220	(15,051)

Cash flows used in investing activities	(278)	—	(278)

Cash flows from financing activities
Proceeds from research tax credit prefinancing, net of guarantee deposit	4,355	—	4,355
Proceeds from conditional advances, net of repayment	73	—	73
Financial interests paid	(1,080)	—	(1,080)
Conversion settled with cash payment	—	(301)	(301)
Proceeds from the issuance of convertible notes and non-convertible bonds	6,840	80	6,920
Repayment of non-convertible bonds	(2,292)	—	(2,292)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	(350)	—	(350)
Repayment of obligations under finance lease	(47)	—	(47)
Cash flows from financing activities	7,500	(220)	7,280

Net effect of exchange rate changes on cash and cash equivalents	(18)	—	(18)

Increase (decrease) in cash and cash equivalents	(8,069)	—	(8,069)

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	14,406	—	14,406
Cash and cash equivalents at the end of the period (including bank overdrafts)	6,337	—	6,337

STATEMENT OF CONSOLIDATED CASH FLOWS

	AS OF
	DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated

Net loss for the period	(17,054)	(8,463)	(25,517)
Amortization and depreciation of intangible and tangible assets	280	—	280
Additions of provisions, net of reversals	1,428	(1,394)	34
Expenses associated with share-based payments	785	—	785
Financial interests and conversion settled with cash payment	118	510	628
Changes in fair value of convertible notes	(2,831)	12,911	10,080
Financial indemnity, net, NEGMA	(34)	—	(34)
Interest on investment accounts	(1)	—	(1)
Unwinding of conditional advances and other financial expenses	65	387	452
Amortized cost of non-convertible bonds	4,374	(4,185)	189
Operating cash flows before change in working capital requirements	(12,871)	(233)	(13,104)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(3,007)	(354)	(3,361)

Cash flows from operating activities	(9,864)	121	(9,743)

Cash flows used in investing activities	(12,713)	—	(12,713)

Cash flows from financing activities
Proceeds from share capital increase, net of NEGMA indemnity	23,486	—	23,486
Costs paid in relation to equity transactions	(3,496)	—	(3,496)
Net financial indemnity received from (paid to) NEGMA	34	—	34
Subscription of warrants (BSA)	271	—	271
Exercise of warrants (BSA) and founders' warrants (BSPCE)	862	—	862
Proceeds from research tax credit prefinancing, net of guarantee deposit	1,964	—	1,964
Reimbursement of the prefinanced CIR receivables, net of the guarantee deposit	(4,589)		(4,589)
Proceeds from conditional advances, net of repayment	(136)	—	(136)
Financial interests paid	(908)	280	(628)
Proceeds from the issuance of convertible notes and non-convertible bonds	9,000	(270)	8,730
Repayment of non-convertible bonds	(3,964)	750	(3,214)
Repayment of convertible notes		(863)	(863)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	(435)	(18)	(453)
Change in short-term bank overdrafts	(15)	—	(15)
Cash flows from financing activities	22,074	(121)	21,953

Net effect of exchange rate changes on cash and cash equivalents	13	—	13

Increase (decrease) in cash and cash equivalents	(490)	—	(490)

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	6,337	—	6,337
Cash and cash equivalents at the end of the period (including bank overdrafts)	5,847	—	5,847

In addition, amounts were restated in the following:

●	Note 3.1: Principles used in preparing the Financial Statements - Going concern,
●	Note 10: Financial assets and liabilities and impact on statements of consolidated operations,
●	Note 11: Share capital,
●	Note 13: Borrowings,
●	Note 13.2: Convertible notes and non-convertible bonds,
●	Note 15: Provisions,
●	Note 18: Net financial expense,
●	Note 19: income taxes,
●	Note 20: earnings per share,
●	Note 23: Management and assessment of financial risks

Note 2: General information about the Company

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

The consolidated financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on March 9, 2021, except for Note 1, as to which the date is October 22, 2021.

Note 3: Accounting principles, rules and methods

3.1 Principles used in preparing the Financial Statements

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

Going concern

The Board of Directors approved the Financial Statements on a going concern basis despite the 2020 loss as restated of €25,517 thousand. This analysis takes into account:

●	Cash and cash equivalents as of December 31, 2020 amounted to €5.8 million.
●	Liquid investments recorded under current financial assets (Short-term deposit) amounted to €12.5 million as of December 31, 2020;
●	The potential use of a funding line of convertible notes set up with Atlas (2020 Atlas contract) that could lead up to additional funding of up to € 15 million (see Note 13.2); and
●	The net proceeds of the U.S. Initial Public Offering, which closed on February 12, 2021, of approximately $16.35 million (or €13.49 million) after deducting underwriting discounts and commissions, management fee, and other offering expenses payable by the Company (see Note 24).

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

Accounting methods

The accounting principles adopted for the Financial Statements as of and for the year ended December 31, 2020 are the same for the year ended December 31, 2019 with the exception of the following new standards, amendments and interpretations whose application was mandatory for the Company as of January 1, 2020:

●	Amendments to References to the Conceptual Framework in IFRS Standards, issued on March 29, 2018 and whose application is mandatory from January 1, 2020;
●	Amendments to IAS 1 and IAS 8: Definition of Material, issued on October 31, 2018 and whose application is mandatory from January 1, 2020;
●	Amendments to IFRS 9, IAS 39 and IFRS 17: Interest Rate Benchmark Reform, issued on September 26, 2019 and whose application is mandatory from January 1, 2020; and
●	Amendments to IFRS 3 Business Combinations, issued on October 22, 2018 and whose application is mandatory from January 1, 2020.

Adoptions of these standards have not had a material impact on the Financial Statements.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued on January 23, 2020 and July 15, 2020 respectively and whose application is for annual reporting periods beginning on or after January 1, 2023;
●	Amendments to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, Annual Improvements 2018-2020, all issued May 14, 2020 and whose application is for annual reporting periods beginning on or after January 1, 2022; and

●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 issued on August 27, 2020 and whose application is for annual reporting periods beginning on or after January 1, 2021.

The Company has not early adopted these new accounting standards, amendments and interpretations. It currently does not anticipate any significant impact on its Financial Statements at adoption date.

3.2 Use of judgments and estimates

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

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees and board members:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment; and
o	The valuation assumptions adopted are disclosed in Note 12.
●	The fair value measurement of non-convertible bonds with attached warrants issued to Kreos and warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Kreos and Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9 Financial Instruments (“IFRS 9”); and
o	The valuation assumptions utilized are disclosed in Note 13.2.
●	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with attached warrants issued to Negma and notes convertible into ordinary shares and/or redeemable in cash with Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas is based on the binomial valuation model which makes use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company's shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of convertible notes in accordance with IFRS 9; and
o	The main valuation inputs and assumptions utilized are disclosed in Note 13.2.

●	Non-recognition of deferred tax assets net of deferred tax liabilities:
o	The determination of the amount of deferred tax assets which can be recognized requires that management makes estimates on both the consumption period of tax losses carried forward, and the level of future taxable income, in terms of strategies for fiscal management; and
o	The accounting principles applied by the Company in terms of recognition of deferred tax assets are detailed in Note 3.21.

3.3 Consolidation scope and methods

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

An investor must possess all of the following elements to be deemed to control an investee:

●	Control over the investee, which is described as having existing rights that give the current ability to direct the activities of the investee that significantly affect the investee’s returns;
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	Ability to exert control over the investee to affect the amount of the investor’s returns.

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

As of the date of publication of these Financial Statements, the Company has the control over the following two subsidiaries:

●	Instituto Biophytis Do Brasil, a company incorporated in July 2006 under Brazilian law and registered in the state of Sao Paulo. Biophytis holds a 94.6% ownership stake in this subsidiary; and
●	Biophytis Inc., a company incorporated in September 2015 under United States law and registered in the state of Delaware. Biophytis holds a 100% ownership stake in this subsidiary.

3.4 Foreign currency translation

For each entity, the Company determines the functional currency and items included in the Financial Statements of each entity are measured using that functional currency.

The parent company’s functional currency is the euros (€), which is the reporting currency of the Company and represented in the Financial Statements.

3.4.1 Recognition of transactions in foreign currencies

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

3.4.2 Translation of the financial statements of foreign subsidiaries

The financial statements of entities whose functional currency is not the euro are translated as follows:

●	assets and liabilities are translated using the closing rate of the period;
●	income statement items are translated using the average rate of the period; and
●	equity items are translated using the historical rate.

The exchange differences arising on translation are directly recognized in shareholders’ equity under “Foreign currency translation adjustment.”

The exchange rates used for the preparation of the Financial Statements are as follows:

				Average rate
	Closing rate			FOR THE YEAR ENDED
EXCHANGE RATE	AS OF DECEMBER 31,			DECEMBER 31
	2018	2019	2020	2018	2019	2020
BRL	4.4440	4.5157	6.3735	4.3085	4.4134	5.8943
USD	1.1450	1.1234	1.2271	1.1810	1.1195	1.1422

3.5 Impact of the COVID-19 health crisis on the December 31, 2020 accounts

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

As of the approval date of the accounts by the Board of Directors, the Company noted limited impacts on its operations.

In addition, as part of the provisions provided by the French State, the Company has:

●	requested to benefit from a deferral of its payment deadlines for social security contributions (amounting to €168 thousand), rents and various tax; and

●	implemented partial activity measures for all staff from March 23, 2020 until June 30, 2020.

The compensation received from the French State for partial unemployment amounted to €46 thousand for the year ended December 31, 2020 and was recorded as a reduction of payroll expenses.

3.6 Intangible assets

3.6.1 Research and development expenses

Research and development costs are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are fulfilled:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;
●	management intends to complete the intangible asset and use or sell it;
●	there is an ability to use or sell the intangible asset;
●	it can be demonstrated how the intangible asset will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
●	the expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of management, due to uncertainties inherent in the development of the Company’s drug candidates, the criteria for research and development costs to be recognized as an intangible asset, as prescribed by IAS 38 Intangible Assets, have not been met and all research and development costs historically have been expensed.

3.6.2 Patents and software

Patents and software license acquisition costs are recorded as assets based on the costs incurred to acquire the related patents and licenses.

3.6.3 Amortization duration and expense

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

3.7 Property, plant and equipment

Property, plant and equipment are valued at their cost of acquisition (purchase price and incidental expenses to ready the assets for their intended use) or their cost of production by the Company.

Assets are depreciated on a straight-line basis over their useful life. They are depreciated using the straight-line method over the following periods:

Items	Depreciation periods
General facilities, fixtures and fittings	3 to 15 years
Technical installations, equipment and tooling	5 to 7 years
Office and IT equipment	3 to 5 years
Furniture	3 to 5 years
Transport equipment	3 to 5 years

The depreciation expenses for property, plant and equipment are recognized in the statement of consolidated operations under:

●	“General and administrative expenses” for depreciation of facilities, fixtures and fittings, office and IT equipment, and furniture; and
●	“Research and development expenses” for depreciation of laboratory equipment.

3.8 Lease agreements

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

3.9 Recoverable value of non-current assets

Assets with an indefinite useful life are not depreciated and are subjected to an annual impairment test. Definite-lived assets are subject to an impairment test whenever there is any internal or external indicator that their value may be impaired.

3.10 Financial assets

As of December 31, 2019, and 2020, the financial assets of the Company are classified into two categories depending on their nature and objectives for keeping such assets in accordance with IFRS 9:

●	financial assets at fair value through profit or loss; and
●	financial assets at amortized costs.

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

3.11 Cash, cash equivalents and financial instruments

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

3.12 Fair value of financial instruments

Borrowings and financial debts (excluding convertible notes) are initially recognized at fair value and subsequently measured at amortized cost, measured using the effective interest rate (EIR) method.

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

The Company has distinguished three categories of financial instruments depending on their valuation methods and uses this classification to disclose some of the information required by IFRS 7 Financial Instruments: Disclosures:

●	Level 1: financial instruments listed on an active market;
●	Level 2: financial instruments whose valuation methods rely on observable inputs; and
●	Level 3: financial instruments whose valuation methods rely entirely or partly on unobservable inputs, an unobservable input being defined as one whose measurement relies on assumptions or correlations that are not based on the prices of observable market transactions for a given instrument or on observable market data on the valuation date.

The Company’s financial instruments that are recognized at fair value through profit or loss are:

●	short term deposits which are classified as Level 1; and
●	convertible notes (see Note 13.2), which are classified as Level 3.

3.13 Liquidity agreement

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

3.14 Public subsidies

Conditional advances

The Company benefits from conditional advances. The detail of these public grants is provided in Note 13.1.

They are recognized in accordance with IAS 20 Accounting for government’s grants and disclosures of governments assistance. These are financial advances granted at interest rates lower than those of the market and are valued at amortized cost in accordance with IFRS 9, as follows:

●	The rate advantage is determined by using a discount rate corresponding to a market rate at the grant date. The amount resulting from the rate advantage obtained at the grant date of the conditional advance is considered as a subsidy recognized in the statements of consolidated operations; and
●	The financial cost of the conditional advances calculated at market rates is subsequently recognized in financial expenses.

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

3.15 Receivables

Receivables are valued at their nominal value.

Impairment allowances include expected losses as required by IFRS 9, rather than incurred losses. No impairment allowances were determined to be necessary as of December 31, 2020 or 2019.

Other receivables include the nominal value of the CIR research tax credit which is recognized when expenses eligible to the research tax credit are incurred.

3.16 Capital

Classification as equity depends on the specific analysis of the characteristics of each instrument issued. The Company’s ordinary shares are classified as equity instruments.

Costs directly attributable to the issuance of shares are recognized, net of tax, as a reduction from shareholders’ equity.

3.17 Share-based payments

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

The assumptions used in measuring the fair value of such compensation plan equity issuances are described in Note 12.

3.18 Employment benefit obligations

The French employees of the Company are entitled to retirement benefits provided for under French law, and include:

●	a retirement benefit, paid by the Company at the time of their retirement (defined benefit plan); and
●	payment of retirement pensions by the Social Security bodies, which are financed by contributions from companies and employees (defined contribution plan).

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

3.19 Provisions

A provision is recognized if, as a result of a past event, a company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date.

3.20 Financial liabilities

Financial liabilities are classified into two categories and include:

●	financial liabilities recognized at amortized cost; and
●	financial liabilities recognized at fair value through profit or loss.

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

The accounting treatment of this compound financial instrument is detailed in Note 13.2.3.

Financial liabilities recognized at fair value through profit or loss

During the year ended December 31, 2020, the Company issued notes convertible into ordinary shares and/or redeemable in cash, with attached warrants. This financial instrument includes: a hybrid component related to the convertible notes (measured at fair value through profit or loss in accordance with IFRS 9) and an equity instrument related to the warrants (measured at fair value at the issuance date in equity instruments in accordance with IAS 32). Transactions costs are recognized in financial expenses at the issuance date of the convertible notes.

At issuance date, a “day one” loss has been recognized in financial expense for the difference between the fair value of the convertible notes plus the fair value of the attached warrants (if any) as estimated by the Company on the one hand, and the transaction price (i.e. proceeds received on the other hand).

The accounting treatment of this hybrid financial instrument is detailed in Notes 13.2.1 and 13.2.2.

3.21 Income tax

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

3.22 Segment information

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

3.23 Earnings per share

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

Note 4: Patents and software

(amounts in thousands of euros)	Patents	Software	Total
GROSS AMOUNT
As of January 1, 2019	2,300	29	2,329
Addition	630	3	633
Disposal	—	—	—
As of December 31, 2019	2,930	32	2,962
Addition	450	—	450
Disposal	—	—	—
As of December 31, 2020	3,380	32	3,412

AMORTIZATION
As of January 1, 2019	413	6	419
Increase	134	9	143
Decrease	—	—	—
As of December 31, 2019	547	15	562
Increase	168	9	177
Decrease	—	—	—
As of December 31, 2020	715	24	739

NET BOOK VALUE
As of January 1, 2019	1,887	23	1,910
As of December 31, 2019	2,383	17	2,400
As of December 31, 2020	2,665	8	2,673

No impairment was recognized on intangible assets of the Company in the years ended December 31, 2019, and 2020, respectively. The Company determined there was limited impact of the COVID-19 pandemic on the Company’s assets.

The Company co-owns certain patents with state-owned partners.

As part of the Intellectual Property agreement signed with the Company’s CEO (see Note 21.2) and its amendment, the total patents rights acquired from the Company’s CEO as of December 31, 2020 amounted to €1,080 thousand and are amortized over a 19-year period.

Of this amount, €270 thousand was paid to the Company’s CEO in 2019 and €180 thousand in 2020. The remaining amount was applied to the CEO’s subscription and the exercise of Founders warrants (see Note 11).

Note 5: Property, plant and equipment

		Equipment	Fixture	Office, IT
	Equipment	and tooling	and	equipment,
(Amounts in thousands of euros)	and tooling	(finance lease)	fittings	furniture	Total
GROSS AMOUNT
As of January 1,2019	279	181	90	90	640
Addition	7	—	1	1	9
Exchange effect	(1)	—	(1)	1	(1)
As of December 31, 2019	285	181	90	92	648
Addition	30	—	—	5	35
Exchange effect	(18)	—	(5)	(3)	(26)
As of December 31, 2020	297	181	85	94	657

DEPRECIATION
As of January 1,2019	153	107	38	47	345
Increase	38	36	35	9	118
Exchange effect	(1)	—	(2)	3	—
As of December 31, 2019	190	143	71	59	463
Increase	40	37	18	9	104
Exchange effect	(18)	—	(4)	(1)	(23)
As of December 31, 2020	212	180	85	67	544

NET BOOK VALUE
As of January 1,2019	126	74	52	43	295
As of December 31, 2019	95	38	19	33	185
As of December 31, 2020	85	1	—	26	114

No impairment was recognized on tangible assets of the Company in the years ended December 31, 2019, and 2020, respectively.

Note 6 : Non-current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Cash reserve related to the liquidity agreement	45	80
Guarantee deposit related to the non-convertible bonds	320	320
Miscellaneous	17	13
Total non-current financial assets	382	413

Note 7: Other current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Guarantee deposit as part of the research tax credit prefinancing from NEFTYS (see note 13)	475	424
Short term deposits	—	12,500
Total other current financial assets	475	12,924

As of December 31, 2020, the Company owned three short-term deposits for a total amount of €12,500 thousand with an initial maturity of 6 months:

●	A short-term deposit of €1,000 thousand with a maturity in March 2021 and an interest rate of 0.05%;
●	A short-term deposit of €3,000 thousand with a maturity in March 2021 and an interest rate of 0.05%; and

●	A short-term deposit of €8,500 thousand with a maturity in April 7, 2021 and an interest rate of 0.02%.

In accordance with IAS 7, these short-term deposits have been recorded under current financial assets.

Note 8: Other receivables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Research tax credit (1)	5,940	3,199
Value added tax	1,786	1,562
Prepaid expenses	46	29
Suppliers – advances payment and debit balance	74	127
Receivable from CACEIS in relation with the exercises of BSA/BSPCE (3)	—	266
Miscellaneous	48	57
Total other receivables	7,893	5,239
(1)	Research tax credit (CIR)

CIR is payable by the government in the year following its recognition when there is no taxable net income to be offset.

CIR recorded for the years ended December 31, 2019 and December 31, 2020 are:

●	CIR 2019: €2,807 thousand; and
●	CIR 2020: €3,328 thousand.

In December 2019, a portion of the CIR receivables for 2018 and 2019 were prefinanced with NEFTYS, a specialized funding agency (see note 13).

CIR receivables for 2018 and 2019 were reimbursed by the French Tax Authorities in January 2020 and June 2020, respectively. The prefinanced receivables were then reimbursed directly to NEFTYS.

In December 2020, a portion of the CIR receivables for 2020 was prefinanced with NEFTYS (see note 13).

(2)	Prepaid expenses mainly relate to research services provided by an external provider.
(3)	On December 31, 2020 a receivable from CACEIS, a company providing financial services to institutional investors, was recognized for €266 thousand following the exercise of warrants and founders’ warrants on December 16, 2020.

Note 9: Cash and cash equivalents

Cash and cash equivalents are broken down as follows:

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Bank accounts	6,337	3,347
Short term deposits	—	2,500
Total cash and cash equivalents	6,337	5,847

As of December 31, 2020, the Company owned one short-term deposits with a maturity on January 18, 2021 and an interest rate of 0.03%. Its nominal value is €2,500 thousand.

In accordance with IAS 7, this short-term deposit was recorded under cash and cash equivalents.

Note 10: Financial assets and liabilities and impacts on statements of consolidated operations

The Company’s financial assets and liabilities are measured as follows as of December 31, 2019 and 2020, respectively:

	AS OF DECEMBER 31, 2019
			Value – Statement of
			financial position (IFRS 9)
	Value – Statement		Fair value
	of financial		through
(amounts in thousands of euros)	position	Fair value	profit or loss	Amortized cost
Non-current financial assets	382	382	—	382
Other receivables	7,893	7,893	—	7,893
Other current financial assets	475	475	—	475
Cash and cash equivalents	6,337	6,337	6,337	—
Total assets	15,087	15,087	6,337	8,750
Non-current financial liabilities	5,398	5,398	—	5,398
Current financial liabilities (as restated)	11,057	11,057	2,909	8,148
Trade payables	7,866	7,866	—	7,866
Total liabilities (as restated)	24,321	24,321	2,909	21,412

	AS OF DECEMBER 31, 2020
			Value – Statement of
			financial position (IFRS 9)
	Value – Statement		Fair value
	of financial		through
(amounts in thousands of euros)	position	Fair value	profit or loss	Amortized cost
Non-current financial assets	413	413	—	413
Other receivables	5,239	5,239	—	5,239
Other current financial assets	12,924	12,924	—	12,924
Cash and cash equivalents	5,847	5,847	5,847	—
Total assets	24,423	24,423	5,847	18,576
Non-current financial liabilities	1,833	1,833	—	1,833
Current financial liabilities (as restated)	13,219	13,219	7,357	5,862
Trade payables	7,985	7,985	—	7,985
Total liabilities (as restated)	23,037	23,037	7,357	15,680

The impact of the Company’s financial assets and liabilities on the statements of consolidated operations are as follows for the years ended December 31, 2018, 2019 and 2020:

	FOR THE YEARS ENDED DECEMBER 31,
	2018		2019		2020
		Change in fair		Change in fair		Change in fair
(amounts in thousands of euros)	Interest	value	Interest	value	Interest	value
Profit or loss impact of liabilities
Liabilities at fair value: convertible notes (as restated)	—	—	—	(1,867)	—	(10,080)
Liabilities at amortized cost: non-convertible bonds (as restated)	(189)	—	(1,125)	—	(817)	—
Liabilities at amortized cost: advances	(33)	—	(33)	—	(24)	—

Note 11: Share capital

	AS OF DECEMBER 31,
	2018	2019	2020
Share capital (in thousands of euros)	2,693	4,793	20,151

Number of outstanding shares	13,463,413	23,963,254	100,757,097

Nominal value per share (in euros)	0.20	€0.20	€0.20	€

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

As of December 31, 2020, the premiums of the Company were €22,538 thousand(as restated). It included the recognition of costs relating to capital increases for amount of €2,709 thousand and costs incurred as part of the IPO project for amount of €787 thousands.

The general meeting held on May 28, 2020 decided the allocation of premiums to accumulated deficit for amount of €44,047 thousand.

Changes in share capital

For the year ended December 31, 2018:

There were no changes in share capital during the year ended December 31, 2018.

Certain costs incurred in connection with a potential equity transaction that would result in the issuance of shares were recognized as a reduction from shareholders' equity.

For the year ended December 31, 2019:

242 bonds held by NEGMA Group Limited (see Note 13.2.1) were converted to the Company’s new shares through the issuance of 10,499,841 shares with a nominal value of €0.20 per share, representing a share capital increase of €2,100 thousand and a premium of €771 thousand(based on the fair value of shares issued at the date of conversion as restated).

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

For the year ended December 31, 2020:

The Company completed several private placements during the period totaling €23,486 thousand (share capital increase of €9,859 thousand and an issue premium of €13,627 thousand), which can be detailed as follows:

●	In February 2020: a private placement amounting to €3.3 million through the issuance of 12,394,071 new shares at a share price of €0.27. This transaction generated a share capital increase of €2,479 thousand and an issue premium of €868 thousand.
●	June 2020:
o	issuance of 2,050,000 new shares at a share price of €0.68, reserved for Negma, pursuant to summary judgement dated May 7, 2020 (see Note 13.2). This transaction generated a capital increase of €410 thousand and an issue premium of €984 thousand.
o	a private placement of €4.0 million by issuing 6,060,606 new shares at a share price of €0.66. This transaction generated a capital increase of €1,212 thousand and an issue premium of €2,788 thousand.
●	In July 2020: a private placement amounting to €6.1 million by issuing 9,563,732 new shares at a share price of €0.642. This transaction generated a capital increase of €1,913 thousand and an issue premium of €4,227 thousand.
●	In October 2020: a private placement amounting to €10 million through the issuance of 21,276,596 new shares at a share price of €0.47. This transaction generated a share capital increase of €4,255 thousand and an issue premium of €5,745 thousand.

The Company converted certain bonds into new shares in the year ended December 31, 2020 which can be detailed as follows:

●	68 bonds held by Negma were converted into new shares generating the issuance of 3,400,000 shares with a share price of €0.20, or a capital increase of €680 thousand, and an issue premium of -€6 thousand (based on the fair value of shares issued at the date of conversion as restated).
●	330 bonds held by Atlas were converted into new shares generating the issuance of 17,178,683 shares with a share price of €0.20, representing a capital increase of €3,436 thousand and an issue premium of €9,208 thousand(based on the fair value of shares issued at the date of conversion as restated).
●	Pursuant to a summary judgement dated May 7, 2020, 41 bonds held by Negma were converted into new shares generating the issuance of 2,050,000 shares with a share price of €0.20, representing a capital increase of €410 thousand and an issue premium of €984 thousand (as restated).

The costs incurred by the Company in connection with the 2020 share capital increases and the Initial Public Offering on Nasdaq Capital Market in February 2021 (see note 24) were recognized as a reduction from shareholders’ equity for respectively €2,709 thousand and €787 thousand.

Following the exercise of warrants during the period, the share capital was increased by €1,315 thousand through the issuance of 4,870,155 new shares, with a nominal value of €0.20, or €974 thousand,and an issue premium of €341 thousand.

Distribution of dividends

The Company did not distribute any dividends during the years ended December 31, 2019 and 2020, respectively.

Capital management

The Company’s policy is to maintain a solid capital base in order to preserve the confidence of investors and creditors and to support future growth.

In this respect, the Company entered into a liquidity agreement with Banque Parel. In connection with this liquidity agreement:

●	48,228 treasury shares were recognized at cost (€43 thousand) as a reduction from shareholders’ equity as of December 31, 2020, and 83,479 treasury shares were recognized at cost (€17 thousand) as a reduction from shareholders’ equity as of December 31, 2019; and
●	€80 thousand of cash was included in non-current financial assets as of December 31, 2020, and €45 thousand of cash was included in non-current financial assets as of December 31, 2019.

Note 12: Warrants and founders’ warrants

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

The Company’s CEO participated in the subscription and the exercise of the investors warrants which was settled by the amount of €630 thousand due to the Company’s CEO as part of the Intellectual Property agreement (see Notes 4 and 21.2) (€177 thousand for the subscription of warrants and €453 thousand for the exercise of warrants).

These BSA warrants are considered equity instruments and are recorded in shareholders’ equity at their subscription price in accordance with IAS 32.

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2019 are summarized in the table below:

							Number of
							shares
			Number of outstanding warrants				which
		As of					can be
Type	Grant date	1/1/2019	Granted	Exercised	Lapsed	As of 12/31/2019	subscribed
Warrants 2015D	07/10/2015	189,748	—	—	(189,748)	—	—
Total		189,748	—	—	(189,748)	—	—

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2020 are summarized in the table below:

							Number of
							shares
			Number of outstanding warrants				which
		As of					can be
Type	Grant date	1/1/2020	Granted	Exercised	Lapsed	As of 12/31/2020	subscribed
Warrants 2015-D	07/10/2015	—	—	—	—	—	—
Warrants 2020	04/07/2020	—	7,475,708	3,860,142	—	3,615,566	3,615,566
Total		—	7,475,708	3,860,142	—	3,615,566	3,615,566

BSA warrants issued to Bracknor

In 2017, the Company issued warrants for the benefit of Bracknor Fund Ltd with an average exercise price of €3.48 per ordinary share for the purpose of a funding line that was fully repaid and is now terminated. The number of shares that can be issued if the warrants are exercised is 431,184 ordinary shares as of December 31, 2020.

BSA warrants issued to Negma

See Note 13.2.1.

BSA warrants issued pursuant to equity-compensation plan

The following table summarizes the data related to the warrants issued pursuant to equity-compensation plans as well as the assumptions adopted for valuation in accordance with IFRS 2:

							IFRS2
							Initial
		Characteristics			Assumptions		valuation
		Number of					(Black-Scholes)
		warrants	Maturity	Exercise			in thousands of
Type	Grant date	granted	date	price	Volatility	Risk-free rate	euros
Warrants 2015	08/04/2015	54,000	08/04/2019	€8.40	49.77%	-0.18%	481
Warrants 2017	07/21/2017	72,000	07/21/2021	€3.30	59.95%	-0.62%	153

All BSA warrants issued pursuant to equity-compensation plans were fully vested on the grant date.

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the year ended December 31, 2019 are summarized in the table below:

							Number of
							shares
		Number of outstanding warrants					which
		As of				As of	can be
Type	Grant date	1/1/2019	Granted	Exercised	Lapsed	12/31/2019	subscribed
Warrants 2015	08/04/2015	48,000	—	—	(48,000)	—	—
Warrants 2017	07/21/2017	72,000	—	—	—	72,000	72,000
Total		120,000	—	—	(48,000)	72,000	72,000

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the year ended December 31, 2020 are summarized in the table below:

							Number of
							shares
		Number of outstanding warrants					which
		As of				As of	can be
Type	Grant date	1/1/2020	Granted	Exercised	Lapsed	12/31/2020	subscribed
Warrants 2017	07/21/2017	72,000	—	—	—	72,000	72,000
Total		72,000	—	—	—	72,000	72,000

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics			Assumptions		IFRS 2 Initial
		Number					valuation (Black-
		of					Scholes) in
		warrants	Maturity	Exercise		Risk-free	thousands of
Type	Grant date	granted	date	price	Volatility	rate	euros
Founders’ warrants 2015-1	05/22/2015	195,000	05/22/2019	€2.06	49.09%	-0.13%	794
Founders’ warrants 2015-2	09/23/2015	424,200	09/23/2019	€10.70	53.16%	-0.19%	2,591
Founders’ warrants 2015-3	12/04/2015	20,000	12/04/2019	€10.70	53.79%	-0.22%	78
Founders’ warrants 2015-4	03/15/2016	39,700	03/15/2020	€6.09	56.74%	-0.41%	83
Founders’ warrants 2017-1	07/21/2017	227,000	07/21/2021	€3.30	54.07%	-0.53%	347
Founders’ warrants 2017-2	07/21/2017	127,000	07/21/2021	€3.30	57.25%	-0.65%	421
Founders’ warrants 2019-1	04/03/2020	1,333,333	04/03/2026	€0.27	48.36%	-0.62%	674
Founders’ warrants 2019-2	04/03/2020	666,667	04/03/2026	€0.27	53.32%	-0.56%	356
Founders’ warrants 2020-1	12/22/2020	999,393	12/22/2020	€0.47	57.80%	-0.77%	508
Founders’ warrants 2020-2	12/22/2020	499,696	12/22/2020	€0.47	57.91%	-0.77%	284

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2019 are summarized in the table below:

							Number of
							shares
		Number of outstanding warrants					which can
		As of				As of	be
Type	Grant date	1/1/2019	Granted	Exercised	Lapsed	12/31/2019	subscribed
Founders’ warrants 2015-1	05/22/2015	152,000	—	—	(152,000)	—	—
Founders’ warrants 2015-2	09/23/2015	384,500	—	—	(384,500)	—	—
Founders’ warrants 2015-3	12/04/2015	20,000	—	—	(20,000)	—	—
Founders’ warrants 2015-4	03/15/2016	39,700	—	—	(39,700)	—	—
Founders’ warrants 2017-1	07/21/2017	227,000	—	—	(79,000)	148,000	148,000
Founders’ warrants 2017-2	07/21/2017	116,334	—	—	(42,334)	74,000	74,000
Total		939,534	—	—	(717,534)	222,000	222,000

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2020 are summarized in the table below:

							Number of
		Number of outstanding warrants					shares
							which
		At				At	can be
Type	Grant date	1/1/2020	Granted	Exercised	Lapsed	31/12/2020	subscribed
Founders' warrants 2017-1	07/21/2017	148,000	—	—	—	148,000	148,000
Founders' warrants 2017-2	07/21/2017	74,000	—	(2,152)	(9,000)	62,848	62,848
Founders’ warrants 2019-1	04/03/2020	—	1,333,333	(313,417)	(8,607)	1,011,309	1,011,309
Founders’ warrants 2019-2	04/03/2020	—	666,667	—	(4,304)	662,363	662,363
Founders’ warrants 2020-1	12/22/2020	—	999,393	—	—	999,393	999,393
Founders’ warrants 2020-2	12/22/2020	—	499,696	—	—	499,696	499,696
Total		222,000	3,499,089	(315,569)	(21,911)	3,383,609	3,383,609

The vesting period of these BSPCE founder’s warrants are summarized in the table below:

Type	Vesting period
Founders' warrants 2017-1	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders' warrants 2017-2	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders' warrants 2019-1	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders' warrants 2019-2	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants 2020-1	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants 2020-2	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024

Free shares

IFRS 2
		Characteristics			Assumptions		Initial
valuation
		Number					(Black-
		of					Scholes) in
		Free Shares	Maturity	Exercise		Risk-free	thousands of
Type	Grant date	granted	date	price	Volatility	rate	euros
Free shares 2020	12/22/2020	2,500,911	N/A	N/A	N/A	N/A	2,311

Activity for the free shares that were outstanding during the year ended December 31, 2020 are summarized in the table below:

		Number of outstanding free shares
							Number of
							shares which
		As of				As of	can be
Type	Grant date	1/1/2020	Granted	Exercised	Lapsed	12/31/2020	subscribed
Free shares 2020	12/22/2020	—	2,500,911	—	—	2,500,911	2,500,911
Total		—	2,500,911	—	—	2,500,911	2,500,911

The vesting period of these free shares are summarized in the table below:

Type	Vesting period
Free shares 2020	Vesting period of 2 years followed by a holding period of 2 years

Stock based compensation expense recognized for the years ended December 31, 2019 and 2020.

(amounts in thousands of euros)

	DECEMBER 31, 2019				DECEMBER 31, 2020
		Cumulative				Cumulative		Cumulative
	Probable	expenses -	Expense	Cumulative	Probable	expenses -	Expense	expense
	cost of	beginning	for the	expense to	cost of	beginning	for the	to
Type	the plan	of period	period	date	the plan	of period	period	date
Warrants 2017	153	153	—	153	153	153	—	153
Founders’ warrants 2017-1	347	307	41	347	347	347	—	347
Founders’ warrants 2017-2	369	347	22	369	369	369	—	369
Founders’ warrants 2019-1	—	—	—	—	674	—	447	447
Founders’ warrants 2019-2	—	—	—	—	356	—	52	52
Founders’ warrants 2020-1	—	—	—	—	508	—	257	257
Founders’ warrants 2020-2	—	—	—	—	284	—	1	1
Free shares 2020	—	—	—	—	2,311	—	28	28
Total			63				785

Note 13: Borrowings and financial liabilities

	AS OF DECEMBER 31,
	2019	2020
	(As restated)	(As restated)
(amounts in thousands of euros)	[Note 1]	[Note 1]
Conditional advances	1,006	893
Non-convertible bonds	4,392	940
Non-current financial liabilities	5,398	1,833

Conditional advances	274	274
Non-convertible bonds	3,025	3,454
Convertible notes	2,909	7,357
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables (1)	4,834	2,134
Bank overdrafts	15	—
Current financial liabilities	11,057	13,219

Total financial liabilities	16,455	15,052
(1)	Financial liabilities related to the prefinancing of a portion of the research tax credit (CIR) receivables

In December 2019, a portion of the CIR receivables for 2018 and 2019 were prefinanced by FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 2020 with NEFTYS CONSEIL SARL as arranger, or NEFTYS. Consequently, the Company recorded:

●	a liability for the amount due to NEFTYS at the time of CIR collection;
●	a financial asset for the amounts deducted by NEFTYS on the receivables sold (considered as a guarantee deposit, see Note 7), and
●	a current asset for the CIR research tax credits payable by the French State.

In accordance with IFRS 9, the financial liability due to NEFTYS was determined using the amortized cost method for each year:

●	CIR 2018: €2,904 thousand; and
●	CIR 2019: €1,930 thousand.

CIR receivables for 2018 and 2019 were reimbursed by the French Tax Authorities in 2020.The prefinanced receivables were then reimbursed directly to NEFTYS (see Note 7).

In December 2020, a portion of the CIR 2020 receivables was prefinanced by NEFTYS. This operation followed the same rules described above.

In accordance with IFRS 9, the financial liability due to NEFTYS in relation to the CIR 2020 was determined using the amortized cost method for €2,134 thousand.

Breakdown of financial liabilities by maturity

The maturity of financial liabilities is broken down as follows:

	AS OF
	DECEMBER 31,	Current	Non-current
	2020	< 1 year	1 to 5 years	> 5 years
(amounts in thousands of euros)	as restated	as restated	as restated	as restated
Conditional advances	1,167	274	893	—
Non-convertible bonds	4,394	3,454	940	—
Convertible notes Negma	7,357	7,357	—	—
Convertible notes Atlas	—	—	—	—
Bank overdrafts	—	—	—	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,134	2,134	—	—
Total financial liabilities	15,052	13,219	1,833	—

13.1 Conditional advances

The table sets out the changes in conditional advances:

	BPI -	BPI –	AFM –
(amounts in thousands of euros)	Sarcob	BIO101	Téléthon	Total
As of January 1, 2019	182	1,025	—	1,207
(+) Proceeds from conditional advances	—	—	400	400
(-) Repayment	(52)	(275)	—	(327)
Subsidies	—	—	(34)	(34)
Financial expenses	6	24	4	33
As of December 31, 2019	135	774	370	1,279
(+) Proceeds from conditional advances	—	—	—	—
(-) Repayment	(26)	(110)	—	(136)
Subsidies	—	—	—	—
Financial expenses	3	13	8	24
As of December 31, 2020	112	677	378	1,167

Breakdown of conditional advances by maturity, at value on redemption

	BPI -	BPI –	AFM –
(amounts in thousands of euros)	Sarcob	BIO101	Téléthon	Total
As of December 31, 2020	118	715	400	1,232
Less than one year	72	220	—	292
One to five years	46	495	400	941
More than five years	—	—	—	—

13.1.1 BPI France conditional advance - “Sarcob” project

On February 4, 2015, Biophytis entered into an agreement with BPI France for an interest-free conditional advance of €260 thousand payable in milestone installments for the “in vitro, in vivo and pharmacokinetic characterization of a candidate drug.”

The Company received €260 thousand in aggregate in connection with this agreement. The project has been successfully completed.

This initial repayment schedule pursuant to the successful completion of the project is:

●	€6.5 thousand per quarter from June 30, 2017 to March 31, 2018 (4 payments);
●	€13 thousand per quarter from June 30, 2018 to March 31, 2021 (12 payments); and
●	€19.5 thousand per quarter from June 30, 2021 to March 31, 2022 (4 payments).

Following the COVID-19 health crisis, the Company managed to postpone the repayments of the first and second quarters of 2020 which extended the initial repayment schedule by two more quarters. The repayment schedule after considering these changes is as follows:

●	€13 thousand per quarter from June 30, 2020 to March 31, 2021 (3 repayments);
●	€19.5 thousand per quarter from June 30, 2021 to March 31, 2022 (4 repayments); and
●	€32.5 thousand per quarter from June 30, 2022 to December 30, 2022 (2 repayments).

The commitments provided by the Company pursuant to this agreement can be found in Note 22.2.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates (3-month Euribor + 2.5 percentage points = 2.56)% is considered as a public grant.

13.1.2 BPI France conditional advance – “BIO101” project

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

The Company received €1,100 thousand in aggregate in connection with this agreement. The project has been successfully completed. The initial repayment schedule pursuant to the successful completion of the project is:

●	€55 thousand per quarter from December 31, 2018 to September 30, 2023 (20 payments). The first quarterly repayment was made by the Company in January 2019.

Following the COVID-19 health crisis, the Company managed to postpone the repayments of the first and second quarters of 2020 which extended the initial repayment schedule by two more quarters. The repayment schedule after considering these changes is as follows:

●	€55 thousand per quarter from June 30, 2020 to March 31, 2024 (11 repayments).

The commitments provided by the Company pursuant to this agreement can be found in Note 22.2.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates (3-month Euribor + 2.5 percentage points = 2.19)% is considered as a public grant.

13.1.3 Collaboration agreement with AFM-Telethon – « BIO 101 » project

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

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates (3-month Euribor + 2.5 percentage points = 2.18)% is considered as a public grant.

13.2 Convertible notes and non-convertible bonds

13.2.1 Issuance of convertible notes to NEGMA

NEGMA
ORNANEBSA
(amounts in thousands of euros)	(As restated)
As of January 1, 2019	—
(+) Proceeds received	4,500
(-) Issuance of warrants attached to the convertible notes	(286)
(+) Change in fair value	(1,867)
(-) Conversion settled with issuance of shares	(2,870)
(-) Conversion settled with cash payment	(301)
As of December 31, 2019	2,909
(+) Change in fair value	5,304
(-) Shares issued pursuant to May 7, 2020 court decision	(1,394)
(-) Conversion settled with cash payment pursuant to May 7, 2020 court decision	(378)
(+) Shares to be returned pursuant November 18, 2020 court decision	1,212
(+) Cash returned pursuant to November 18, 2020 court decision	378
(-) Conversion settled with issuance of shares	(674)
As of December 31, 2020	7,357

On August 21, 2019, the Company signed an agreement with Negma Group Limited providing for up to €24 million in financing to the Company through the issuance of multiple tranches of convertible notes with attached warrants (ORNANEBSA), at the sole discretion of the Company.

Main characteristics of the ORNANE note warrants

The 2,400 4-year note warrants require their holder to exercise them, at the Company’s request, in tranches of 300 warrants each. Each note warrant grants its holder the right to one ORNANEBSA. Note warrants may not be transferred and will not be subject to a request for admission to trading on the Euronext Growth market. Note warrants will be detached immediately from ORNANE once ORNANEBSA are issued.

Main characteristics of the ORNANE

The ORNANE have a par value of 10,000 euros. They do not bear interest and have a 12-month maturity from issuance. Holders of ORNANE may request at any time to convert them during their term, and at that time, the Company has the option to redeem the ORNANE in cash. At the end of the maturity period, and if the ORNANE have not yet been converted, the ORNANE are automatically converted.

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /(CP), where

●	“N” is the number of shares yielded by the conversion,
●	“CA” is the par value of the ORNANEs, i.e., 10,000 euros,

●	“CP” is the conversion price, i.e., 92 % of the lowest volume weighted average price over the 15 trading days preceding the date on which conversion is requested.

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = CA/CP x closing VWAP on the conversion date.

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

Pursuant to this agreement, the Board of Directors decided the issuance of the following convertible notes and warrants during the year ended December 31, 2019:

●	A first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 ORNANE, with attached warrants to purchase 585,936 shares (BSAT1), resulting in gross proceeds to the Company of €3 million; and
●	A second tranche on December 27, 2019 of 300 ORNANE, out of which 50% were paid by Negma Group as of December 31, 2019, resulting in gross proceeds to the Company of €1.5 million and with attached warrants to purchase 694,444 shares (BSAT2).

On April 6, 2020, as part of the implementation of the Atlas agreement described below, the Company terminated unilaterlly the contract with Negma.

Following this termination, Negma undertook legal action in order to claim damages of €911 thousand from Biophytis as well as the delivery of 7,000,000 Biophytis shares, that Negma considers it was entitled to pursuant to the only Biophytis ORNANES still held by Negma, issued in consideration for a loan of €1,400 thousand (140 bonds with par value of €10 thousand each).

The sum of €911 thousand claimed by Negma corresponds to the contractual penalties alleged by Negma under the terms of the Negma Contract 2019, which provided for the payment of such penalties in the event of conversion of notes into shares when the stock price is below the par value of the shares. Biophytis vigorously disputed this legal action and these requests for payment and delivery of shares.

Pursuant to a summary judgment dated May 7, 2020, Negma obtained a decision partially responding to its claims ordering, under penalty (which amounted to €7 thousand), Biophytis to pay €378 thousand as a settlement according to contractual terms of the Negma agreement on ORNANE for which Negma had sent a conversion notice before April 6, 2020 and deliver 2,050,000 Biophytis shares.

Biophytis and Negma appealed the decision of the Paris Commercial Court.

On November 18, 2020, Paris Court of Appeal cancelled the May decision and sentenced Negma to return to Biophytis the 2,050,000 shares previously delivered as well as the provision of €378 thousand. In addition, Negma was ordered to pay €41 thousand to Biophytis as additional compensation recorded in financial income during the year ended December 31, 2020.

During the year 2020, 68 bonds held by Negma were converted into new shares generating the issuance of 3,400,000 shares under the formula mentioned above for tranche 1 and tranche 2.

Negma also exercised all BSAT2 during the year ended December 31, 2020 generating the issuance of 694,444 shares. All BSAT1 are still outstanding as of December 31, 2020.

Accounting treatment

The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds and therefore concluded that the entire hybrid contract should be measured at fair value through profit or loss until settlement.

Until December 31, 2019, the fair value was measured using a binomial valuation model. Given that the maturity of the bonds was expected to be short, the day one loss (including the redemption premium and/or issuance premium) was immediately recognized in profit or loss.

The delivery of 2,050,000 shares resulting from the May 2020 summary judgement valued at €1,394 thousand was treated as a conversion under the terms of our agreement with Negma.

As of the date of the decision rendered on November 18, 2020, the Company recognized the right to be returned the 2,050,000 Biophytis shares previously issued to Negma in equity for € 1,212 thousand based on the share price as of November 18, 2020) and a corresponding increase of the financial liability.

As of 31 December 2020, given the uncertainties associated with the pending outcome of the ongoing litigation with Negma, the Company measured the liability to Negma based on the fair value of the 7 million shares to be issued (€ 7,357 thousand based on the share price as of 31 Dec 2020) as well as additional contractual cash payments (€910 thousand) resulting from Negma’s conversion requests.

The table below summarizes the key inputs used to measure the fair value of the convertible notes:

Convertible notes	Tranche 1			Tranche 2
	As of the	As of	As of	As of the	As of	As of
	issue date	December 31,	December 31,	issue date	December 31,	December 31,
Negma	(08/21/2019)	2019	2020	(12/27/2019)	2019	2020
Number of outstanding convertible notes	300	58	—	150	150	99
Conversion price	€0.43	€0.18	—	€0.20	€0.20	N/A
Expected term	3 months	1 month	—	3 months	3 months	N/A
Volatility	83.16%	101.29%	—	119.15%	119.15%	N/A
Risk-free rate	-0.78%	-0.68%	—	-0.78%	-0.78%	N/A
Value of the convertible notes (in thousands of €) (as restated)	4,122	753		2,262	2,156	7,358

The fair value of the financial liabilities as of December 31, 2020 has been measured based on 7,000,000 shares to be issued at the closing rate (€0.921 per share) plus the contractual cash penalties alleged by Negma (€910 thousand).

Upon conversion of the notes, the difference between the fair value of the financial liabilities and the valuation of the shares issued at the spot rate is recorded in financial expense.

Pursuant to this agreement, when the conversion price is less than the nominal value of the share, a conversion penalty applies. This conversion penalty was paid to Negma (€301 thousand in 2019) at the time of the conversion.

As of December 31, 2019, 242 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 10,499,841 new shares pursuant to Tranche 1.

As of December 31, 2020, 310 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 13,359,841 (as restated) new shares pursuant to Tranche 1 and 500,000 (as restated) new shares pursuant to Tranche 2.

Main characteristics of the warrants

The warrants are detached from ORNANE immediately. They may be transferred by their holders only to Affiliates and will not be subject to a request for admission to trading on the Euronext Growth market. They may be exercised for a period of five years from their date of issuance. Each warrant gives its holder a right to subscribe one new Biophytis share for a fixed price determined at the issuance date of the Warrants.

The warrants issued to Negma as part of each tranche were recognized at fair value (based on the Black-Scholes valuation model) in equity instruments at the issuance date in accordance with IAS 32.

	Tranche 1	Tranche 2
	As of the issue	As of the issue
Warrants	date	date
NEGMA	(08/21/2019)	(12/27/2019)
Number of outstanding warrants	585,936	694,444
Exercise price per share	€0.64	€0.27
Maturity	5 years	5 years
Volatility	83.16%	119.15%
Risk-free rate	-0.96%	-0.96%
Value of the equity instrument (in thousands of €)	175	111

The Company recognized:

●	A deferred tax liability with respect to the equity instrument for €49 thousand in 2019, as a decrease of equity on initial recognition under IAS 12 Income Taxes; and
●	A deferred tax asset with respect to net operating losses (NOLs) carried forward as a result of the deferred tax liabilities generated, resulting in a deferred tax benefit of €49 thousand in 2019 in the statement of consolidated operations.

13.2.2 Issuance of convertible notes to ATLAS

ATLAS
ORNANE
(amounts in thousands of euros)	Restated
As of January 1, 2020	—
(+) Proceeds received	8,730
(+/-) Change in the fair value of financial liabilities	4,776
(-) Repayment	(863)
(-) Conversion	(12,643)
As of December 31, 2020	—

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

A commitment fee of €375 thousand was withheld from the proceeds of the first tranche. Other issuance costs were incurred by the Company for approximately €66 thousand (€16 thousand for the first tranche, €23 thousand for the second tranche and €27 for the third tranche). Transaction costs related to the issuance of convertible notes are recognized in financial expense at issuance date.

Main characteristics of the ORNANE note warrants

The 960 3-year ”note warrants” require their holder to exercise them, at the Company’s request, in tranches of 120 warrants each. Each warrant grants its holder the right to one ORNANE. “Note warrants” may not be transferred and are not subject to a request for admission to trading on the Euronext Growth market.

Main characteristics of the ORNANE

The ORNANE (Notes) have a par value of €25,000 and are issued at a subscription price of 97% of the nominal value.

They do not bear interest and have a 24-month maturity from issuance. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, the Company has to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted, the ORNANE are automatically converted.

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /CP, where

●	“N” is the number of shares yielded by the conversion,
●	“CA” is the par value of the ORNANEs, i.e., 25,000 euros,
●	“CP” is the conversion price, i.e., 97% of the lowest volume weighted average price over the 10 trading days preceding the date on which conversion is requested.

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = CA/CP x CPr, where

●	“V” is the amount redeemed to the holder,
●	“CPr” is the lowest price between (i) the weighted average closing price prior to the conversion and (ii) the lowest weighted average prices of the previous 10 trading days x 1.15.

ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for admission to trading on the Euronext Growth market.

Accounting treatment

The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds and therefore concluded that the entire hybrid contract should be measured at fair value through profit or loss until settlement.

The fair value is measured using a binomial valuation model. Given that the maturity of the bonds is expected to be short, the day one loss (including the redemption premium and/or issuance premium) is immediately recognized in profit or loss.

The table below summarizes the key inputs used to measure the fair value of the convertible notes:

Fair value of the convertible notes	Tranche 1		Tranche 2		Tranche 3
	As of the	As of	As of the	As of	As of the	As of
	issue date	December	issue date	December	issue date	December
ATLAS	(04/29/2020)	31, 2020	(06/19/2020)	31, 2020,	(08/28/2020)	31, 2020
Number of outstanding convertible notes	120	—	120	—	120	—
Conversion price	€0.94	—	€0.75	—	€0.62	—
Volatility	85.54%	—	68.05%	—	48.60%	—
Risk-free rate	-0.57%	—	0.55%	—	-0.59%	—
Fair value of the convertible notes (in thousands of €) (as restated)	4,031	—	4,001	—	3,542	—

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

13.2.3 Issuance of non-convertible bonds to Kreos

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

Note 14: Employee benefit obligation

The employee benefit obligation consists of the provision for retirement indemnity, assessed in accordance with the applicable collective bargaining agreement (i.e., the Collective Agreement of the “Pharmaceutical industry”).

This commitment only applies to employees under French law. The main actuarial assumptions used for the valuation of the retirement indemnity are as follows:

	AS OF DECEMBER 31,
	2019	2020

	Voluntary retirement
Retirement age	between 65 and 67 years old
	Pharmaceutical	Pharmaceutical
Collective agreement	industry	industry
Discount rate (IBOXX Corporates AA)	0.77%	0.33%
Mortality table	INSEE 2017	INSEE 2017
Salary increases	2.00%	2.00%
Turn-over	Medium	Medium
Social security contributions	43%	43%

The provision for the retirement indemnity has evolved as follows:

(amounts in thousands of euros)	Employee benefit obligation
As of January 1, 2019	189
Service cost	39
Interests cost	2
Actuarial gains and losses	(89)
As of December 31, 2019	142
Service cost	31
Interests cost	1
Actuarial gains and losses	14
As of December 31, 2020	188

Note 15: Provisions

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	01/01/2020	Additions	Reversals	provisions	12/31/2020
Provisions for litigation	—	—	—	—	—
Provisions for risks (1)	—	2	—	—	2
Total provisions	—	2	—	—	2
(1)	Provisions for risks

Provisions for risks are made of the additional contribution to pay when the free shares are granted at the term of the vesting period. This contribution is recognized on a straight-line basis over the vesting period.

Note 16: Current liabilities

16.1 Trade payables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Research and development suppliers	4,953	5,408
General and administrative suppliers	2,913	2,577
Total trade payables	7,866	7,985

The change in trade payables to research and development suppliers is primarily due to the increase in expenses associated with the Company’s ongoing clinical trials and research costs (refer to 17.1) and in particular, expenses related to the SARA clinical program and the launch of the COVA program.

The decrease in trade payables to general and administrative suppliers is primarily due to the reduction of the payment delays in 2020 and the payment of the 2019 suppliers balance which was partially postponed to 2020.

16.2 Tax and social liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020
Personnel expenses	315	521
Social security expenses	466	790
Other taxes	482	136
Total tax and social liabilities	1,263	1,446

16.3 Other creditors and miscellaneous liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2018	2019
Attendance fees	230	242
Other	2	27
Total other creditors and miscellaneous liabilities	232	269

Note 17: Details of expenses and products by function

17.1 Research and Development expenses

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

The decrease in purchases and external expenses related to the Company's studies and research costs in 2019 compared to 2018 is mainly due to budgetary constraints on current programs in favor of the development of the SARA study. This decision allowed the Company to accelerate patient recruitment in the SARA-INT study.

17.2 General and administrative expenses

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2018	2019	2020
Personnel expenses	(1,804)	(1,998)	(1,796)
Purchases and external expenses	(2,428)	(2,393)	(2,188)
Other expenses	(116)	(2,203)	(37)
General and administrative expenses	(4,348)	(6,593)	(4,021)

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

17.3 Personnel expenses

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2018	2019	2020
Wages and salaries	(4,479)	(4,998)	(3,564)
Share-based payments	(287)	(63)	(785)
Personnel expenses	(4,766)	(5,061)	(4,349)

The Company’s average headcount is 21 as of December 31, 2020 compared to 20 as of December 31, 2019 and to 21 as of December 31, 2018.

Note 18: Net financial expense

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2018	2019	2020
		(As restated)	(As restated)
		[Note 1]	[Note 1]
Financial interest and amortized cost of the non-convertible bonds (1)	(189)	(1,125)	(817)
Changes in fair value of convertible notes (1)	—	(1,867)	(10,080)
Other financial expenses	(38)	(51)	(231)
Transaction costs related to the issuance of convertible notes		(320)	(453)
Net financial income related to Negma returning to Biophytis damages paid (2)	—	—	34
Other financial income	10	4	1
Foreign exchange gains (losses)	19	14	(29)
Total net financial expense	(198)	(3,344)	(11,575)
(1)	Refer to Note 13.2 Convertible notes and non-convertible bonds
(2)	Refer to Note 13.2.1

Note 19: Income taxes

The Company has estimated carried-forward tax losses of €94,226 thousand as of December 31, 2020 comprising:

●	French tax losses which can be carried forward indefinitely for €92,949 thousand;
●	U.S. subsidiary tax losses which can be carried forward for €1,276 thousand (being $1,566 thousand translated using the December 31, 2020 exchange rate), of which:
o	€931 thousand indefinitely;
o	€173 thousand expiring in 2037;
o	€132 thousand expiring in 2036; and
o	€40 thousand expiring in 2035.
●	Brazilian subsidiary tax losses for €1 thousand which can be carried forward indefinitely.

The tax rate applicable to:

●	Biophytis, is the current rate in France, i.e. 28%. This rate will decrease gradually to reach 25% in 2022.
●	Instituto Biophytis Do Brasil, is the current rate in Brazil, i.e. 34%.
●	Biophytis Inc., is the current rate in the United States, i.e. 21%.

In accordance with the accounting principles described in Note 3.21, no deferred tax asset has been recognized in the Financial Statements apart from those to offset deferred tax liabilities.

Reconciliation between theoretical tax and effective tax

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)		2019	2020
		(As restated)	(As restated)
	2018	[Note 1]	[Note 1]
Net loss	(13,987)	(18,946)	(25,517)
Income taxes	72	80	—
Loss before taxes	(14,059)	(19,026)	(25,517)
Current tax rate in France	28.00%	28.00%	28.00%
Theoretical income tax (expense) benefit	3,937	5,327	7,145
Items not subject to tax deduction	845	502	788
Share based payments	(80)	(18)	(220)
Non recognition of deferred tax assets related to tax losses and temporary differences	(4,556)	(5,779)	(7,711)
Tax rate differences	(74)	48	(2)
Group income taxes (expense) benefit	72	80	—
Effective tax rate	-0.5%	-0.4%	0.0%

The permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

	AS OF DECEMBER 31,
	2018	2019	2020
(amounts in thousands of euros)		(as restated)	(as restated)
Temporary differences	95	277	1,381
Losses carried forward	13,155	18,082	23,505
Total of items with a nature of deferred tax assets	13,250	18,359	24,886

Temporary differences	(699)	(605)	(528)
Total of items with a nature of deferred tax liabilities	(699)	(605)	(528)

Net total of deferred tax assets (liabilities)	12,551	17,754	24,358
Unrecognized deferred tax	(12,551)	(17,754)	(24,358)
Net total of deferred tax	—	—	—

Note 20: Earnings (loss) per share

		FOR THE YEAR ENDED
		DECEMBER 31,
		2019	2020
		(As restated)	(As restated)
	2018	[Note 1]	[Note 1]
Weighted average number of outstanding shares	13,463,413	16,966,140	60,022,714
Treasury shares	88,987	83,479	48,228
Weighted average number of outstanding shares (without Treasury shares)	13,374,426	16,882,661	59,974,486

Net loss (in thousands of euros)	(13,987)	(18,946)	(25,517)
Basic loss per share (€/share)	(1.05)	(1.12)	(0.43)
Diluted loss per share (€/share)	(1.05)	(1.12)	(0.43)

None of the Company’s awards (warrants, free shares and founders’ warrants) are dilutive as of December 31, 2020 (see Notes 12 and 13.2)

Note 21: Related Parties

21.1 Compensation due to executive officers

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

21.2 Intellectual Property Agreement signed with the Company’s CEO

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

21.3 Company’s CEO’s Share loan agreement with Negma

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

21.4 Escrow Agreement

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

Note 22: Off-balance-sheet commitments

22.1 Commercial Leases

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

Brazil:

The Company does not currently have a lease agreement in this jurisdiction.

22.2 Commitments linked to financial debts

Commitments given

(Amounts in thousands of euros)			Residual
			amount as
		Nominal	of
Borrowing	Commitments given	amount	12/31/2020
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
BPI France conditional advance -"BIO101" project

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

Note 23: Management and assessment of financial risks

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

Equity risk

The Company does not hold long or short-term tradable securities on a regulated market. The Company entered into ORNANE agreement with Negma and Atlas providing financing through the issuance of multiple tranches of convertible notes eventually with attached warrants. As part of these agreements, the Company is exposed to changes in the market price of its own shares.

Credit risk

Credit risk is linked to deposits with banks and financial institutions.

The Company seeks to minimize the risk related to banks and financial institutions by placing cash deposits with highly rated financial institutions. The maximum level of the credit risk corresponds to the book value of the financial assets. As outstanding receivables consist primarily of Research Tax Credit "CIR" granted by the French government, the Company does not carry significant credit risk.

Liquidity risk

Since its incorporation, the Company has funded its operations and growth by strengthening its shareholders’ equity through capital increases (including the capital increase realized during its French IPO in July 2015), bank loans and notes, and obtaining public aid for innovation and reimbursement of CIR receivables, including the prefinancing arrangement initiated in 2020.

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €12,057 thousand, €15,051 thousand (as restated) and €9,743 thousand (as restated) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Financial Statements have been approved on a going concern basis by the Board of Directors (refer to Note 3.1).

The Company will continue to have major funding requirements in the future to support the development of its drug candidates. The precise extent of funding required is difficult to predict accurately and will depend in part on factors outside the Company’s control. Areas subject to significant uncertainty include, but are not limited to:

●	The Company's ability to conduct successful clinical trials, including the capacity to recruit patients in a timely-manner for the Company's clinical trials;
●	the change in the regulatory landscape; and
●	the approval for other drugs on the market that may potentially reduce the attractiveness for the Company's drug candidates.

Should the Company find itself unable to finance its own growth through partnership agreements, the Company would be dependent on other sources of financing, including equity and/or debt funding or research grants.

Note 24: Subsequent events

“COVA” Program

●	On January 19, 2021, Biophytis announced that the independent Data Monitoring Committee (DMC) recommends start of recruitment for Part 2 of the Phase 2-3 Study (“the COVA study”). The DMC’s recommendation is based on its review of the safety data analysis from the first 20 patients enrolled in the study.

Based on the DMC recommendation, patient recruitment will start as soon as regulatory/ethics approvals or permissions are obtained in the relevant jurisdictions.

●	On February 3, 2021, the Company announced the start of patient recruitment in Brazil and the USA for the part 2 of the Phase 2-3 COVA trial. Interim analysis of Part 1 is expected in Q1 2021. Results from the full study (Part 1 and Part 2) are expected in Q2 2021.
●	On February 17, 2021, the Company announced the expansion of Patient Recruitment for Part 2 of the Phase 2-3 COVA Trial (“COVA Study”) following Regulatory Authorities approvals in France and Belgium.

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

Deliberation is expected on March 16, 2021.

Initial Public Offering in the United States

●	On January 20, 2021, Biophytis announced that it has publicly filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) in relation to a proposed initial public offering of ordinary shares in the form of American Depositary Shares (“ADSs”) in the United States (the “ADS Offering”) and proposed Nasdaq listing in connection therewith.

●	On February 3, 2021, the Company announced the launch of its Proposed Public Offering in the United States and its intention to offer and sell up to 12 million ordinary shares represented by 1.2 million American Depositary Shares (“ADSs”), with each ADS representing ten ordinary shares, in the United States (the “ADS Offering”). H.C. Wainwright & Co. is acting as sole book-running manager for the ADS Offering. Biophytis intends to grant to H.C. Wrainwright & Co. a 30-day option to purchase up to 1.8 million additional ordinary shares represented by 180,000 ADSs in the ADS Offering (the “Option”). The offering price is expected to be between $15.00 and $18.00 per ADS, or between €1.25 and €1.50 per ordinary share.

●	On February 10, 2021, Biophytis announced pricing of its Initial Public Offering and the approval to List on Nasdaq Capital Market through a capital increase with 12 million new ordinary shares represented by 1.2 million Depositary Shares (“ADSs”), with each ADS representing 10 ordinary shares (the “ADS Offering”), at an initial public offering price of $16.75 per ADS (€1.38 per ordinary share), which represents a discount of 16.85% based on the closing price of $1.662 per share on February 9, 2021 and an exchange rate of €1.00 = 1.212$.

●	On February 12, 2021, Biophytis announced the closing of the ADS Offering. The gross proceeds from the Offering were approximately $20.1 million (€16.58 million, using the exchange rate of €1.00 = $1.212 on February 12, 2021, the closing date) and the aggregate net proceeds to Biophytis, after deducting underwriting discounts and commissions, management fee, and other offering expenses payable by the Company, were approximately $16.35 million (€13.49 million). All of the securities sold in the ADS Offering were offered by Biophytis. Biophytis’ ADSs began trading on the Nasdaq Capital Market on February 10, 2021, under the ticker symbol “BPTS”.