Form 20-F
period 2021-12-31
Biophytis SA
filed 2022-04-21
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary shares:  135,953,657 shares outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the timing, progress and results of clinical trials for our drug candidates, including statements regarding the timing of initiation and completion of clinical trials, dosing of subjects and the period during which the results of the clinical trials will become available;
●	the potential impact of COVID-19 on our clinical trials and our operations generally;
●	the timing, scope or likelihood of regulatory filings and approvals for our drug candidates;
●	our ability to successfully commercialize our drug candidates;
●	potential benefits of the clinical development and commercial experience of our management team;
●	our ability to effectively market any drug candidates that receive regulatory approval, emergency use authorization, or conditional marketing authorization on our own or through third parties;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectation regarding the safety and efficacy of our drug candidates;
●	the potential clinical utility and benefits of our drug candidates;
●	our ability to advance our drug candidates through various stages of development, especially through pivotal safety and efficacy trials;
●	the likelihood of success and difficulty in ensuring success of clinical investigations;
●	our estimates regarding the potential market opportunity for our drug candidates;
●	developments and projections relating to our competitors or our industry;
●	our ability to become profitable;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our ability to secure additional financing when needed on acceptable terms;
●	the impact of government laws and regulations in the United States, France and foreign countries;
●	the implementation of our business model, strategic plans for our business, drug candidates and technology;
●	our intellectual property position;
●	our ability to rely on orphan drug designation for market exclusivity;

●	our ability to attract or retain key employees, advisors or consultants;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and
●	whether we are classified as a passive foreign investment company (a “PFIC”) for current and future periods.

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

Our business is subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

●	Risks Related to Our Limited Operating History, Financial Condition, and Capital Requirements
o	We have been and may continue to be affected by health pandemics or epidemics, including the current outbreak of COVID-19, or emergence of other infectious diseases.
o	We are a clinical-stage biotechnology company with no products approved or authorized for sale and history of losses and we will need substantial additional financing to achieve our goals.
o	We are dependent on reimbursable financial advances and non-reimbursable subsidies from French government.
o	We have limited resources and may face challenges related to prioritizing drug candidate development.
o	Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
●	Risks Related to Our Business
o	Clinical development is lengthy and expensive and we may not be able to obtain regulatory approval or emergency use authorization for our drug candidates.
o	We may have difficulty enrolling patients or finding and retaining investigators that are needed to conduct the clinical studies.
o	Our drug candidates could cause undesirable side effects.
o	Our drug candidates may fail to achieve physician acceptance and patient adoption.

o	We rely on third parties for raw materials and to conduct our preclinical studies and clinical trials.
o	We face significant competition.
o	We will face government restrictions on pricing and reimbursement.
o	We will need to establish or secure sales capabilities.
o	We may face challenges attracting and retaining senior management and key scientific personnel.
o	We may face product liability lawsuits.
o	We may not be successful in our existing and future collaborations.
o	We may experience significant disruptions to our information technology systems or breaches of data security and/or misconduct by our employees or independence contractors.
o	Our employees and independent contracts may engage in misconduct or improper activities.
o	Ability to comply with environmental laws and regulations.
●	Risks Related to Intellectual Property
o	We must protect our intellectual property and proprietary rights.
o	Our ability to resolve disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others.
●	Risks Related to Government Regulation
o	Even if we obtain regulatory approval or authorization for our products, we will remain subject to ongoing regulatory scrutiny.
o	Changes in COVID-19 infectiousness or lethality rates, or eradication or substantial eradication of the disease could reduce or eliminate the demand for the investigational new drugs we are studying through our COVA program.
o	Regulatory agencies may change the policies and requirements regarding approvals and emergency use authorizations, or revoke emergency use authorizations that the agencies have already issued.
o	We may be unable to obtain orphan drug designation, if we pursue it.
o	Our business will be impacted by healthcare legislation and our relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers.
o	We will be impacted by U.S. and foreign anti-corruption and anti-money laundering laws on our business.
o	We may be unable to maintain certain tax benefits applicable to French technology companies.
o	We will be impacted by U.S. tax laws and regulations on our business.
●	Risks Related to the Ownership of the ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status
o	The requirements of being a U.S. public company may strain our resources.

o	An active trading market for our ADSs may not develop and the market price of our equity securities may be volatile.
o	We may be exposed to foreign exchange risk.
o	Investors may be diluted as a result of a significant number of outstanding warrants and convertible debt instruments and future sales of a substantial number of our securities could adversely affect the price of our securities.
o	U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this annual report and may not be entitled to a jury trial with respect to claims arising under the deposit agreement.
o	Our governing documents and French corporate law may delay or discourage a takeover attempt.
o	The ability of ADS holders to exercise voting rights, participate in any future preferential subscription rights, receive dividends, or transfer their ADSs.
o	Our status as a foreign private issuer and an “emerging growth company”.
o	Risks associated with being characterized a passive foreign investment company.
o	Our ability to establish and maintain effective internal control over financial reporting.

Risks Related to Our Limited Operating History, Financial Condition, and Capital Requirements

Our business has been and could in the future be materially adversely affected by the effects of health pandemics or epidemics, including COVID -19 and its related variants, or emergence of other infectious diseases, and in particular in regions where we or third parties on which we rely have significant manufacturing facilties, concentrations of clinical trial sites or other business operations.

Our business has been and could in the future be materially adversely affected by the effects of health pandemics or epidemics, including COVID -19 and its related variants, or emergence of other infectious diseases. COVID-19 has prompted severe lifestyle and commercial restrictions aimed at reducing the spread of the disease. Governments have imposed quarantines and other restrictions in response to the pandemic. We have also implemented social distancing and sanitary measures as well as a work-from-home policy for most of our employees. Some of our clinical study sites had to be temporarily closed during the pandemic, and we were forced to revise the protocols and obtain IRB review and approval to continue our SARA INT clinical trial, which has since been completed. Although the COVID-19 pandemic appears to be gradually subsiding as a result of widespread access to vaccines and other preventative measures, additional variants that are more infectious or deadly may emerge in the future, and any future restrictions implemented in response to COVID-19 or another health pandemic or epidemic, or emergence of other infectious diseases could negatively impact our productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions, among other factors. Although we do not currently anticipate any further impacts to our clinical programs from COVID-19 or another pandemic or endemic, or emergence of other infectious diseases, these and similar, and perhaps more severe, disruptions in our operations could negatively impact our business operating results and financial condition in the future.

Quarantines, shutdowns and shelter-in-place and similar government orders related to COVID -19 or other infectious diseases, or the perception that such events, orders or other restrictions on the conduct of business operations could occur, could impact personnel at third-party supplier, manufacturing or packaging facilities in the United States and other countries, or the availability or costs of materials, which could disrupt our supply chain. Although we do not currently anticipate any clinical supply issues or concerns for our planned clinical trials, any future restrictions resulting from the COVID -19 pandemic or other health pandemics or epidemics or emergence of other infectious diseases may disrupt our supply chain in the future and delay or limit our ability to obtain sufficient materials for our drug candidates.

In addition, our current clinical trial and planned clinical trials could be affected by a resurgence of COVID -19 (or emergence of new vaccine resistant strains) or emergence of new pandemics, epidemics or other infectious diseases. For example, site initiation and patient enrollment could be impacted by a resurgence of COVID-19 (or emergence of new vaccine resistant strains), and sites conducting potential patient enrollment may not be able or willing to comply with clinical trial protocols whether due to quarantines impeding patient movement or interrupting healthcare services, or due to potential patient concerns regarding interactions with medical facilities or staff. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID -19 or another virus, may be delayed or disrupted, which could adversely impact our clinical trial operations. Furthermore, when the primary endpoint of one of our studies is a site-based assessment, there is a risk that participants will not be able to or want to undergo this required in person assessment for safety reasons, resulting in a delay to our studies and potentially compromising the timing and results of our study. A resurgence of COVID -19 (or emergence of new vaccine resistant strains) or emergence of new pandemic, epidemic or other infectious diseases could also lead to increased costs, due to a prolonged study timeframe, resulting in the need to add study staff and the need to utilize additional technological tools, such as remote monitoring, remote source-data verification and remote audits.

Regulatory authorities may also experience a significantly increased workload, with requirements and demands for short review timelines for COVID -19 studies on the one hand and the need to amend study protocols to address COVID -19-related limitations in study conduct on the other hand. This can prolong review timelines and reduce the availability to run expedited programs, which put a high demand on regulatory staff. There is also a risk that the changes to protocols of ongoing clinical trials (other than for COVID -19 indications) that were made to address restrictions imposed in the context of the coronavirus pandemic will negatively impact the review conducted by the relevant regulatory agencies. In which case, such agencies may consider the data to be insufficient to support acceptance of the data and the statistical plan. For example, changing in-office and in-person checks and visits to phone contacts may not be sufficient for regulatory review. We will not know until we complete our ongoing studies, complete analysis, and submit such data to the regulatory authorities, what, if any, limitations and effects could result.

In addition, the global COVID-19 pandemic has adversely affected, and any future significant outbreak of contagious diseases could similarly adversely affect, the economics and financial markets of many countries, including the United States, resulting in an economic downturn that could reduce our ability to access capital, which could negatively affect our liquidity and ability to process our clinical trials and business operations and suppress demand for our future products. Any of these events could have a material adverse effect on our business, financial condition, results of operations or cash flow. In addition, a recession, down-turn or market correction resulting from the COVID-19 pandemic, other pandemic or epidemic, or emergence of other infectious diseases could materially adversely affect the value of our ADSs and ordinary shares.

We are a clinical-stage biotechnology company with no products approved or authorized for commercial sale. We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

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

We incurred losses of €18.9 million, €25.5 million and €31.2 million ($35.4 million) (translated solely for convenience into dollars at an exchange rate of €1.00=$1.1318, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021) for the years ended December 31, 2019, 2020 and 2021, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our preclinical and clinical programs and other research and development activities and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our drug candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or other operations.

Since our inception, we have invested a significant portion of our efforts and financial resources on our preclinical studies and clinical trials and other research and development activities. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the preclinical and clinical development of our current drug candidates and the discovery and development of any other drug candidates we may choose to pursue. These expenditures will include costs associated with conducting preclinical studies and clinical trials and obtaining regulatory approvals, emergency use authorizations, or conditional marketing authorization and any expenses associated with commercializing, marketing and selling products approved or authorized for sale that we elect to commercialize ourselves. In addition, other unanticipated costs may arise. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development of our current drug candidates or any future drug candidates we may choose to pursue.

As of December 31, 2021, we had capital resources consisting of cash and cash equivalents of €23.9 million ($27.1 million) (translated solely for convenience into dollars at an exchange rate of €1.00=$1.1318, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021). Since December 31, 2021, we drew down €4 million from our 2021 credit facility with ATLAS Special Opportunities LLC (“ATLAS”).

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

Our future capital requirements depend on many factors, including:

●	the scope, progress, data and costs of researching and developing our current drug candidates and any other drug candidates we may choose to pursue in the future, and conducting preclinical studies and clinical trials;
●	the timing of, and the costs involved in, obtaining regulatory approvals or authorizations for our current drug candidates or any future drug candidates we may choose to pursue;
●	the number and characteristics of any additional drug candidates we develop or acquire;
●	any costs associated with manufacturing our current drug candidates and any future drug candidates;
●	the cost of sourcing purified extracts and a supply chain in sufficient quantity and quality to meet our needs;
●	the cost of commercialization activities associated with any of our current drug candidates or any future drug candidates that are approved or authorized for sale and that we choose to commercialize ourselves, including marketing, sales and distribution costs;
●	our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	any product liability or other lawsuits related to any current or future drug candidates that are approved or authorized for sale;
●	the expenses needed to attract, hire and retain skilled personnel;
●	the costs associated with being a public company;
●	the costs that become required as a result of modified or revised clinical protocols for our clinical trials;
●	the costs that become required due to necessity of having to perform additional clinical trials;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and
●	the timing, receipt and amount of sales of any future approved or authorized products, if any.

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

We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, unless and until our drug candidates are clinically tested, approved or authorized for commercialization, and successfully marketed. To date, we have primarily financed our operations through the sale of debt and equity securities (including our U.S. initial public offering in February 2021), as well as public aid for innovation and reimbursement of the French research tax credit, described elsewhere in this annual report. We will need to seek additional funding in the future and currently intend to do so through collaborations, public or private equity offerings or debt financings, credit or loan facilities, public funding, or a combination of one or more of these funding sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we enter into arrangements with collaborators or others, we may be required to relinquish rights to some of our drug candidates that we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our shareholders will suffer dilution and the terms of any financing may adversely affect the rights of our shareholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing shareholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

We have benefited from certain reimbursable financial advances and non-reimbursable subsidies from the French government that if terminated or reduced may restrict our ability to successfully develop, manufacture and commercialize our drug candidates.

We have benefited from certain reimbursable advances and non-reimbursable subsidies from the French government and intend to continue to seek advances and/or subsidies from these agencies in the future in order to accelerate the development of our drug candidates. There is no assurance that these benefits will continue to be available to us in the future. If such benefits and programs were to be terminated or reduced, it could have an adverse effect on our business, operating results and financial condition and could deprive us of financial resources necessary for research and development of our drug candidates. Furthermore, the advances and subsidies are generally subject to contractual conditions, including our compliance with agreed upon preliminary budgets and scientific programs, informing the lender of any deviations from such agreed upon budgets and programs, and our compliance with certain financial ratios to ensure our solvency. In the event that we do not comply with the contractual conditions of the subsidies, we may be required to reimburse the French government for any outstanding payments (€1.0 million as of December 31, 2021) ($1.1 million) (translated solely for convenience into dollars at an exchange rate of €1.00=$1.1318, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021) on an accelerated basis and could be liable for any damages incurred by such agencies resulting from the breach of contract.

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

Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular drug candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, any decision to delay, terminate or collaborate with third parties in respect of certain programs may subsequently prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs, drug candidates, or misread trends in the aging or age-related disease space, or in the biotechnology industry, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other drug candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such drug candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain development and commercialization rights.

Our operating results may fluctuate significantly, which may make our future operating results difficult to predict.

Our operating results may fluctuate significantly, which may make it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

●	the timing and cost of, and level of investment in, research, development and, if approved or authorized, any commercialization activities relating to our drug candidates, which may change from time to time;
●	the timing and status of enrollment for our clinical trials, and availability of medical staff to conduct the clinical trials;
●	the effect of pandemics or endemics (including COVID-19), or emergence of other infectious diseases, on our clinical trials, including government-mandated or -recommended shutdowns, or other restrictions or limitations that are caused by the spread of viruses;
●	the further development and widespread adoption of COVID-19 vaccines and treatment options that could significantly reduce or eliminate the demand for our products;
●	the regulatory agencies’ revocation of emergency use authorizations, or conclusion of the public health emergency declaration;
●	the cost of manufacturing our drug candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
●	expenditures that we may incur to acquire, develop or commercialize additional drug candidates;
●	the timing and amount of any future milestone, royalty or other payments due under any collaboration or license agreement;
●	future accounting pronouncements or changes in our accounting policies;
●	the timing and success or failure of preclinical studies and clinical trials for our drug candidates and/or redesign, delays and/or change of scope of our preclinical or clinical trials;
●	the timing of receipt of approvals, emergency use authorizations, or conditional marketing authorizations for our drug candidates from regulatory authorities in the United States and internationally;
●	the timing and success of competing drug candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;
●	coverage and reimbursement policies with respect to our drug candidates, if approved or authorized for emergency use; and
●	the level of demand for our products, if approved or authorized for emergency use, which may vary significantly over time.

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

On September 10, 2018, we entered into a Venture Loan Agreement and Bonds Issue Agreement with Kreos Capital V (UK) Ltd., which provides for up to €10 million in financing to us. Pursuant to the terms of the agreements, Kreos agreed to subscribe for up to €10 million in non-convertible bonds, to be issued by us in up to four tranches of €2.5 million each. The first two tranches were issued in September 2018, a third tranche was issued in December 2018, and the final tranche was issued on March 1, 2019. Each tranche bears a 10% annual interest rate and must be repaid in 36 monthly installments, with monthly payments of €320,004 commencing in April 2019. In connection with the first tranche, we issued a warrant to Kreos giving them the right to purchase 442,477 new ordinary shares at an exercise price of €2.67 per share over a 7-year period from the issue date. Kreos waived its right to exercise the warrant when subscribing to the new financing structure described below.

In April 2020, we signed a convertible bond financing of €24 million with ATLAS to continue the development of Sarconeos (BIO101). Pursuant to the terms of the agreement (as amended), ATLAS agreed to subscribe for up to €24 million in convertible bonds, to be issued by us in up to eight tranches of €3 million each. We issued the eighth tranche in December 2021. On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. The first tranche has not been issued yet.

On November 19, 2021, we entered into a Subscription Agreement, a Straight Bonds Issue Agreement and a Convertible Bonds Issue Agreement with Kreos Capital VI (UK) Ltd. and Kreos Capital VI (Expert Fund) L.P., which provides for up to €10 million in financing to us. Pursuant to the terms of the agreements, Kreos agreed to subscribe for up to €7.75 million in convertible bonds and for up to €2.25 million in non-convertible bonds, to be issued by us in up to four tranches. The first two tranches were issued on November 22, 2021. Each tranche of non-convertible bonds bears a 10% annual interest rate and must be repaid in 36 monthly installments, with monthly payments commencing in April 2022. Each tranche of convertible bonds bears a 9.5% annual interest rate and must be repaid or converted into shares by 31 March 2025. In connection with the Kreos financing, we issued 2,218,293 warrants giving them the right to purchase 2,218,293 new ordinary shares at an exercise price of €0.56 per share over a seven year period from the issue date. By subscribing to the warrants, Kreos waived its right to exercise the warrants issued to Kreos within the framework of the 2018 loan structure described above.

Pursuant to the terms of the agreements with Kreos, we have the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the bonds, exclusively in full. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 10% per annum.

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

Our Venture Loan Agreement and Bonds Issue Agreement with Kreos and our convertible notes agreement with ATLAS impose certain operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

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

Risks Related to Our Business

Our business is dependent on the successful development, regulatory approval, emergency use authorization or conditional marketing authorization, manufacture and commercialization of our drug candidates.

We have no products approved or authorized for sale. Our lead drug candidate, Sarconeos (BIO101), is in clinical development and our second drug candidate, Macuneos (BIO201) is still in the preclinical development phase. Our life-cycle extension drug candidates, BIO103 and BIO203, are still in the preclinical development phase.

To secure marketing approval for our lead drug candidates, we will need to meet endpoints satisfactory to the U.S. Food and Drug Administration (“FDA”), and European Medicines Agency (“EMA”), in larger confirmatory clinical trials. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval, emergency use authorization or conditional marketing authorization, and commercialization of drug candidates. It may be many years, if we succeed at all, before we have demonstrated the safety and efficacy of a drug candidate sufficient to warrant approval, emergency use authorization or conditional marketing authorization for commercialization.

In the future, we may also become dependent on other drug candidates that we may develop or acquire. The clinical and commercial success of our current drug candidates and any future drug candidates will depend on a number of factors, including the following:

●	our ability to raise any additional required capital on acceptable terms, or at all;
●	our ability to complete Investigational New Drug (“IND”)-enabling studies and successfully submit IND or comparable applications;

●	timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	whether we are required by the FDA, EMA or similar regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval, authorization, and commercialization of our drug candidates or any future drug candidates;
●	acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our drug candidates by the FDA, the EMA and similar regulatory authorities;
●	our ability to demonstrate to the satisfaction of the FDA, EMA and similar regulatory authorities the safety, efficacy and acceptable risk to benefit profile of our drug candidates or any future drug candidates;
●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our drug candidates or future approved products, if any;
●	the timely receipt of necessary marketing approvals or authorizations from the FDA, EMA and similar regulatory authorities;
●	achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with our contractual obligations and with all regulatory requirements applicable to our drug candidates or any future drug candidates or approved products, if any;
●	the ability of any third parties with whom we contract to manufacture adequate clinical trial and commercial supplies, if approved or authorized, of our current drug candidates or any future drug candidates, remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with applicable requirements including current good manufacturing practices, (“cGMP”);
●	with respect to any approved or authorized drug candidates that we elect to commercialize ourselves, our ability to successfully develop a commercial strategy and thereafter commercialize such drug candidates, whether alone or in collaboration with others;
●	the convenience of our treatment or dosing regimen;
●	our sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs for clinical development and commercialization;
●	acceptance by physicians, payors and patients of the benefits, safety and efficacy of our drug candidates or any future drug candidates, if approved or authorized, including relative to alternative and competing treatments;
●	patient demand for our drug candidates, if approved or authorized;
●	our ability to maintain adequate drug diversion controls for Sarconeos (BIO101), which has a potential for misuse/abuse among body builders and other sportsmen as a result of its intended anabolic effect;
●	lifestyle and commercial restrictions as a result of a resurgence or continuation of the COVID -19 pandemic or other pandemics or epidemics, or emergence of other infectious diseases;
●	the potential impact of changing government orders in response to upticks in COVID -19 cases or as a result of new pandemics, epidemics, or other infectious diseases, and other limitations on our ability to conduct our business in the ordinary course;
●	prioritization of hospital resources toward the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases, which would otherwise be used for clinical studies;

●	the ability of our participants to safely follow clinical trial protocols because of quarantines impeding patient movement or interrupting healthcare services, or due to potential patient concerns regarding interactions with medical facilities or staff as a result of the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases;
●	our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID -19, other pandemics or epidemics, or emergence of other infectious diseases may be delayed or disrupted, which may be adversely impact our clinical trial operations;
●	delays due to the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases including due to reduced workforce productivity, illness among personnel, or due to delays at our third-party contract research organizations throughout the world for similar reasons or due to restrictions imposed or recommended by applicable governmental authorities;
●	the impact, if any, on the data from ongoing studies that have been impacted by the initial and subsequent waves of the COVID-19 pandemic effect, and whether changes that were made to accommodate the pandemic will allow regulatory acceptance of the resulting data or whether the data will be sufficient for regulatory review—the effect of such changes will not be known until we complete ongoing studies, data analysis, and submit the data for regulatory review;
●	our ability to establish and enforce intellectual property rights in and to our current drug candidates and any future drug candidates we may develop;
●	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims; and
●	risks related to COVID -19, the status of the ongoing pandemic, the availability and effectiveness of vaccines, and the pattern of spread (which may depend, in part, on persistence, or lack thereof, of antibodies which, as of the date of this annual report, is suspected to be no longer than six to 12 months).

These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or authorizations, or commercialize or license our drug candidates. Even if regulatory approvals or authorizations are obtained, we may never be able to successfully commercialize or license any of our drug candidates. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of our drug candidates or any future drug candidates we may develop to continue our business or achieve profitability.

We may not be able to obtain regulatory approval or emergency use authorization for our drug candidates under applicable regulatory requirements. The denial, delay or imposed limitations of or on any such approval or authorization would preclude, delay or limit the commercialization of our drug candidates and adversely impact our potential to generate revenue and/or raise financing, our business and our results of operations.

To gain approval or authorization to market our drug candidates, we must provide the FDA, EMA and other foreign regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of the drug candidate for the intended indication applied for in the applicable regulatory filing. Product development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical development programs. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after promising data in preclinical studies or earlier phase clinical trials. These setbacks have been caused by, among other things, new preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Success in preclinical testing and early phase clinical trials does not ensure that later phase clinical trials will be successful, and the results of clinical trials conducted by other parties may not be indicative of the results in trials we may conduct. Further, it is not currently known what effect, if any, modification of ongoing non-COVID-19 related studies resulting from the COVID-19 pandemic will have on the acceptability of data from such revised studies, mostly regarding conditions for our targeted patients to participate in our current or future trials.

The research, testing, manufacturing, packaging, labeling, approval, authorization, sale, marketing and distribution of drug and biologic products are subject to extensive regulation by the FDA, EMA and other foreign regulatory authorities, and such regulations differ from country to country. We are not permitted to market our investigational drug candidates in the EU, the United

States or any other country until they receive the requisite approval or authorization from the applicable regulatory authorities of such jurisdictions.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020. The FDA reported in July 2021 that the agency had largely returned to standard operations for domestic inspections; however, the agency’s foreign inspectional activities, including inspections for drug establishments, were still hampered by the pandemic. The FDA’s delayed inspections caused drug application delays, which meant that the applicants’ schedule for commercializing the drugs were affected negatively. In January 2022, the FDA again put certain inspectional activities on hold because of the spread of the Omicron variant of COVID-19. In February 2022, FDA announced that it will again resume its domestic inspectional activities, considering the decline in COVID-19 cases in the United States. FDA will continue with mission-critical foreign inspections, as well as any previously planned foreign surveillance inspctions with country clearance, and which are within the Center for Disease Control and Prevention’s Level 1 or Level 2 COVID-19 travel recommendation. Otherwise, FDA expects that it will resume additional foreign inspectional activities in April. It is possible that new variants will continue to emerge in the future, further interrupting and affecting the agency’s ability to carry out inspections in a timely manner. If global health concerns related to the emergence of new variants or new viruses prevent the FDA, EMA and other foreign regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, EMA or other foreign regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business.

The FDA, EMA or any foreign regulatory authorities can delay, limit or deny approval or authorization of our drug candidates for many reasons, including:

●	our inability to demonstrate to the satisfaction of the agency that a drug candidate is safe and effective for the requested indication;
●	the agency’s disagreement with, or questions on, our trial protocol or the interpretation of data from preclinical studies or clinical trials, including studies impacted by the coronavirus pandemic;
●	the agency’s refusal to accept the data that is produced from modified protocols (e.g., data collected from phone contacts instead of in-office and in-person checks and visits may not be sufficient for regulatory approval or authorization);
●	our inability to demonstrate that the clinical and other benefits of a drug candidate outweigh any safety or other perceived risks;
●	the agency’s requirement for additional preclinical studies or clinical trials;
●	the agency’s non-approval of the formulation, labeling or specifications of a drug candidate;
●	the agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers upon which we rely;
●	our inability to demonstrate to the satisfaction of the agency the sourcing of purified extracts and that our supply chain is in sufficient quantity and quality to meet product specifications; or
●	the potential for regulations and policies of the FDA, EMA or the applicable foreign regulatory agencies relating to drug approval or emergency use authorization to significantly change in a manner rendering our clinical data insufficient for approval or authorization.

In addition, the legal and regulatory basis for expedited and emergency programs related to COVID-19 may be revoked and withdrawn if the public health assessment warrants the removal of the pandemic and emergency status.

Of the large number of biotechnology and pharmaceutical products in development, only a small percentage successfully complete the applicable regulatory approval or authorization processes and are commercialized.

Even if we eventually complete clinical testing and receive approval or authorization from the FDA, EMA or applicable foreign authorities for any of our drug candidates, the applicable agency may grant approval or authorization contingent on the performance of costly additional clinical trials, which may be required after approval or authorization. The FDA, EMA or the applicable foreign regulatory agency also may approve or authorize our drug candidates for a more limited indication or a narrower patient population than we originally requested, and the applicable agency, may not approve or authorize our drug candidates with the labeling that we believe is necessary or desirable for the successful commercialization of such drug candidates.

Any delay in obtaining, or inability to obtain, applicable regulatory approval or authorization would delay or prevent commercialization of our drug candidates and would materially adversely impact our business and prospects.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the different phases, or stages, of the clinical trial process. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biotechnology, biopharmaceutical and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or earlier phase clinical trials. These setbacks have been caused by, among other things, new preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of our preclinical studies or in vivo and in vitro studies provide very limited data in diseases whose physiopathology is not well understood and may not be predictive of the results of study outcomes in human clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and early phase clinical trials. Notwithstanding any promising results in earlier studies, we cannot be certain that we will not face setbacks and receive less promising results in later studies. Even if we are able to initiate and complete clinical trials, including studies underway during the initial coronavirus pandemic, the safety and efficacy data may not be sufficient to obtain regulatory approval or authorization for our drug candidates.

We may experience delays in obtaining the necessary regulatory authorization for our various clinical programs, and initiating other planned studies and trials. Additionally, we cannot be certain that studies or trials for our drug candidates will begin on time, not require redesign, enroll an adequate number of subjects on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

●	the FDA, EMA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;
●	delays in obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly from one country to another, notably among different CROs and trial sites;
●	institutional review boards, ethics committee or IRB approval at each trial site;
●	recruiting an adequate number of suitable patients to participate in a trial;
●	having subjects complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	inability to access sites for initiation and patient monitoring and enrollment due to travel or quarantine restrictions imposed by national, federal, state or local governance;
●	addressing subject safety concerns that arise during the course of a trial;
●	adding a sufficient number of clinical trial sites;
●	sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs;

●	safety issues that are discovered in preclinical studies that will be conducted concurrently with our COVA study that is ending, and our planned future clinical trials;
●	supply chain and sourcing may be slow or significantly delayed as the result of COVID-19 or other pandemic or epidemic restrictions on movement suspensions of service, and temporary global border closings; or
●	obtaining sufficient product supply of drug candidate for use in preclinical studies, clinical trials, or during industrial scale up from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or authorization, or commercialize our drug candidates, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;
●	patient screening, new patient enrollment, monitoring and data collection may be affected or delayed as a result of restrictions imposed by national, federal, state or local governments due to COVID -19, other pandemics or epidemics, or emergence of other infectious diseases;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
●	our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or be unable to source or provide us with sufficient purified extracts for product supply to conduct and complete preclinical studies or clinical trials of our drug candidates in a timely manner, or at all;
●	we or our investigators might have to suspend or terminate clinical trials of our drug candidates for various reasons, including non-compliance with regulatory requirements, inability to comply with applicable study protocol as a result of COVID -19 or other pandemic, epidemics, or other infectious diseases, a finding that our drug candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;
●	limitations occurring as a result of public health emergencies, such as COVID-19;
●	the impact, if any on the data from ongoing studies that have been impacted by the initial and subsequent waves of the coronavirus pandemic effect and whether changes to accommodate the pandemic will impact regulatory acceptance of the data or whether it will be sufficient for regulatory review, the effect of which will not be known until we complete ongoing studies, data analysis and submit the data for regulatory review;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the quality of our drug candidates or other materials necessary to conduct preclinical studies or clinical trials of our drug candidates may be insufficient or inadequate;
●	regulators may revise the requirements for approving or authorizing our drug candidates, or such requirements may not be as we anticipate; and
●	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, we may:

●	incur unplanned costs;
●	be delayed in obtaining marketing approval or authorization for our drug candidates or, in due course, not obtain marketing approval at all;
●	obtain marketing approval in some countries and not in others;
●	obtain marketing approval or authorization for indications or patient populations that are not as broad as intended or desired;
●	obtain marketing approval or authorization with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;
●	be subject to additional post-marketing testing requirements; or
●	have the treatment removed from the market after obtaining marketing approval or authorization.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board (“DSMB”) for such trial or by the FDA, EMA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

If we experience delays in the completion, or termination, of any preclinical study or clinical trial of our drug candidates, the commercial prospects of our drug candidates may be harmed, and our ability to generate revenues from any of these drug candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs, slow down our drug candidate development and approval process and jeopardize our ability to commercialize our products and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval or authorization of our drug candidates. If one or more of our drug candidates prove to be ineffective, unsafe or commercially unviable, our entire platform and pipeline would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;
●	the size of the patient population required for analysis of the trial’s primary endpoints;
●	the number of COVID-19 patients in the area where clinical investigation sites are located;
●	the proximity of patients to trial sites;
●	the ability of patients to be assessed in study sites, given potential lock-downs due to the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases;
●	the design of the trial;
●	patient enrollment may be delayed due to quarantines impeding patient movement or patient concerns regarding interaction and monitoring with medical facilities and staff;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved or authorized for the indications we are investigating; and
●	our ability to obtain and maintain patient consents.

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

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates. The combined effects of high vaccination rates with reduction in patient numbers and mutations in the COVID-19 virus that may decrease its virulence and cause less severe disease, may decrease our ability to complete the study and file for approval.

A resurgence of COVID-19 (or emergence of new vaccine resistant strains), pandemic, endemic, or emergence of other infectious disease, may limit our ability or the investigators’ ability to find and retain medical staffs that are needed to conduct the clinical studies.

The COVID-19 pandemic has caused a shortage of labor force, including nurses, clinicians, and other medical staff. This shortage is causing medical institutions and other establishments to change their operations to accommodate the shortage, and in many cases, it results in increased personnel costs in finding and retaining the staffs that are necessary to conduct the institutions and establishments’ operations. While COVID-19 cases have been decreasing, due in part to more people being vaccinated, a resurgence of COVID-19 (or emergence of new vaccine resistant strains), or emergence of other pandemic, epidemic, or other infectious diseases, could cause or exacerbate a staffing shortage, our ability to conduct clinical trials may be negatively affected, and we may need to modify, suspend, or stop our clinical trials, or expend greater resource in identifying and retaining the appropriate personnel necessary for the clinical investigations.

Our participation in an expanded access program in Brazil could subject us to adverse event reporting requirements in the United States, potentially leading to modification, suspension, or stoppage of the ongoing investigations

We are planning to organize, subject to regulatory approval by ANVISA, an expanded access program (EAP) in Brazil for hospitalized patients with severe COVID-19 symptoms who are mechanically ventilated in intensive care units. Under FDA regulations we are required to review and submit IND safety reports for suspected adverse reactions whether such safety information is collected from foreign or domestic sources. If adverse reactions occur during the expanded access program in Brazil, we will need to review and submit the safety reports to FDA, even if the COVA clinical investigation has stopped recruiting new patients due to the lack of enrollment, and will be subsequently concluded. FDA may review the safety information for other uses of Sarconeos (BIO101) such as the expanded access program if it meets the applicable threshold, or other clinical investigations that study Sarconeos (BIO101).

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or authorization, limit the commercial profile of an approved or authorized label, or result in significant negative consequences following marketing approval or authorization, if any.

Undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval or authorization by the FDA, EMA or comparable foreign regulatory authorities. For example, one of our drug products, Sarconeos (BIO101), has been identified as having potential for misuse/abuse of the intended anabolic effect by body builders and sportsmen. Participants in clinical studies with Sarconeos (BIO101) are advised not to allow anyone access to the trial medication and the investigators specifically instruct subjects not to share their medicine. This risk is likely to become more significant after marketing authorization is granted, and the label for the drug, if it becomes approved or authorized, may have warnings and restrictions on the use and distribution of the product.

If unacceptable side effects arise in the development of our drug candidates, we, the FDA, EMA, the IRBs at the institutions in which our studies are conducted, or the DSMB could suspend or terminate our clinical trials or the FDA, EMA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval or authorization of our drug candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Failure to recognize or manage the potential side effects of our drug candidates could result in patient injury. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Even if we successfully advance any of our drug candidates into and through clinical trials, such trials will likely only include a limited number of subjects and limited duration of exposure to our drug candidates. As a result, we cannot be assured that adverse effects of our drug candidates will not be uncovered when a significantly larger number of patients are exposed to the drug candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of taking our drug candidates over a multi-year period. Certain clinical trial protocols that are revised because of the continuing COVID-19 pandemic may also make it more difficult to identify potential safety concerns early on.

If any of our drug candidates receives marketing approval or authorization, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw their approval or authorization of the product;
●	we may be required to recall a product or change the way such product is administered to patients;
●	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

●	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or other warnings, including a potential for abuse warning;
●	we may be required to implement a Risk Evaluation and Mitigation Strategy (“REMS”), or create a Medication Guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients;
●	the sales of our product may decrease significantly and the product may become less competitive; and
●	our reputation may suffer.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved or authorized, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our drug candidates prove to be unsafe, our entire platform and pipeline could be affected, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

Even if our current drug candidates or any future drug candidates obtain regulatory approval or authorization, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

Even if one or more of our drug candidates receives the necessary regulatory approvals or authorizations, the commercial success of any of our current or future drug candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved or authorized indications. Our drug candidates may not be commercially successful. For a variety of reasons, including among other things, competitive factors, pricing or physician preference, reimbursement by insurers, the degree and rate of physician and patient adoption of our current or future drug candidates, if approved or authorized, will depend on a number of factors, including:

●	the clinical indications for which the product is approved or authorized and patient demand for approved or authorized products that treat those indications;
●	the safety and efficacy of our product as compared to other available therapies;
●	the feasibility of adhering to heightened drug diversion protocols for drug product Sarconeos (BIO101), which has the potential for misuse/abuse by body builders and other sportsmen;
●	the availability of coverage and adequate reimbursement from managed care plans, insurers and other healthcare payors for any of our drug candidates that may be approved or authorized;
●	acceptance by physicians, operators of clinics and patients of the product as a safe and effective treatment;
●	overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved or authorized indications;
●	public misperception regarding the use of our therapies, or public bias against “anti-aging” companies;
●	patient satisfaction with the administration and effectiveness of our drug candidates and overall treatment experience, including, for example, the convenience of any dosing regimen and storage method;
●	the cost of treatment with our drug candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved or authorized, on the part of insurance companies and other third-party payers, physicians and patients;
●	the timing of market introduction of the drug candidate as well as competitive products;

●	the revenue and profitability that our products may offer a physician as compared to alternative therapies;
●	the prevalence and severity of side effects;
●	limitations or warnings contained in the approved or authorized labeling for our products;
●	any regulatory agency’s requirement to undertake a REMS;
●	the effectiveness of our sales, marketing and distribution efforts;
●	COVID-19 may be substantially eradicated prior to our development of a successful therapy in the COVA clinical program by one or more of the vaccines that have been or may in the future be authorized for use, or the therapy produced by the COVA clinical program may not be effective against other or future coronavirus variants, reducing or eliminating the need for this therapy to treat the disease;
●	the SARS-CoV-2 virus could develop resistance to our treatment developed in the COVA clinical program (which is concluding early due to the lack of enrollment), which could affect any long-term demand or sales potential for our potential therapies;
●	adverse publicity about our products, status of ongoing trials, or favorable publicity about competitive products; and
●	potential product liability claims.

We cannot assure you that our current or future drug candidates, if approved or authorized, will achieve broad market acceptance among physicians and patients. Any failure by our drug candidates that obtain regulatory approval or authorization to achieve market acceptance or commercial success would adversely affect our results of operations.

We rely on third parties to provide the raw materials necessary for our drug candidates and to manufacture preclinical and clinical supplies of our drug candidates and we intend to rely on third parties to produce commercial supplies of any approved or authorized drug candidate. The loss of these suppliers or manufacturers, or their failure to comply with applicable regulatory requirements or to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

We do not have nor do we plan to build or acquire the infrastructure or capability internally to source the raw materials necessary to produce our drug candidates and/or to manufacture our drug candidates on a preclinical, clinical or commercial scale.

Sarconeos (BIO101) is a pharmaceutical-grade purification of 20-hydroxyecdysone, which is derived from the Cyamnotis sp or Stemmacantha sp, a plant cultivated in China and used for medicinal purposes in traditional Chinese medicine. There are a limited number of growers of this plant and suppliers of the plant material and we must account for the lead time required to grow sufficient quantities of the plant to meet our needs. At this time we rely on one supplier for the plant quantities we require for our clinical trials. We have not entered into a long-term supply agreement with this supplier. We have already obtained good manufacturing practices (“GMP”) batches/GMP-compliant batches/batches produced in compliance with GMP of Sarconeos (BIO101) for our clinical trials and we believe we can secure sufficient quantities for our future clinical programs through our current supply chain up to regulatory approval and/or marketing authorization. If our current supplier is unable to provide sufficient quantities of the plant to produce Sarconeos (BIO101) for future clinical trials, our ability to obtain regulatory approval or authorization for Sarconeos (BIO101) would be affected. If we receive regulatory approval or authorization, we will likely need substantial quantities of plants to produce Sarconeos (BIO101) for commercial development. If our current supplier is unable to provide sufficient quantities of the plant to produce Sarconeos (BIO101) and if we are unable to find an alternative source, our ability to commercialize Sarconeos (BIO101) would be impaired. In order to address this issue, we are evaluating alternative methods for producing 20 -hydroxyecdysone in order to optimize the supply chain to support our projected commercial needs.

Macuneos (BIO201) is a pharmaceutical-grade purification of norbixin, which is derived from seeds of Bixa orellana L., a plant traditionally used for medicinal purposes in the Amazon and currently used for producing a food color in many countries. Although this plant is more widely available, there are a limited number of suppliers of the plant material that could meet our requirement for quality. At this time we rely on one supplier for the plant quantities we will require for our MACA clinical program. We have not entered into a long-term supply agreement with this supplier. If our current supplier is unable to provide sufficient supply to produce Macuneos (BIO201) for future clinical trials, our ability to obtain regulatory approval or authorization for Macuneos (BIO201) would be affected. If we receive regulatory approval or authorization, we will likely need substantial quantities of plants to produce Macuneos (BIO201) for commercial development. If our current supplier is unable to provide sufficient quantities of the plant to produce Macuneos (BIO201) and if we are unable to find an alternative source, our ability to commercialize Macuneos (BIO201) would be impaired. In order to address this issue, we are evaluating alternative methods for producing norbixin in order to optimize the supply chain to support our projected commercial needs.

Our contract manufacturing partner for both Sarconeos (BIO101) and Macuneos (BIO201) is Patheon, a part of Thermo Fisher Scientific, located in Germany. We have not entered into a long-term manufacturing agreement with Patheon or any other contract manufacturer.

The facilities used by our contract manufacturer to manufacture our drug candidates are subject to various regulatory requirements and may be subject to the inspection of the FDA, EMA or other regulatory authorities. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partner for compliance with the regulatory requirements, known as cGMPs. If our contract manufacturer cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or comparable regulatory authorities in foreign jurisdictions, we may not be able to rely on their manufacturing facilities for the manufacture of our drug candidates. In addition, we have limited control over the ability of our contract manufacturer to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority finds these facilities inadequate for the manufacture of our drug candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval or authorization for or market our drug candidates. Any significant delay in, or quality control problems with respect to, the supply of a drug candidate, or the raw material components thereof, for an ongoing study or trial could considerably delay completion of our preclinical studies or future clinical trials, product testing and potential regulatory approval or authorization of our drug candidates. Moreover, quarantines, shutdowns, shelter-in-place and other restrictions related to COVID-19 or other infectious diseases, or the perception that such events, orders or other restrictions on the conduct of business operations could occur, could impact personnel at manufacturing facilities which could disrupt our supply chain.

If any of our drug candidates is approved or authorized by the FDA, EMA and/or comparable foreign regulatory authorities and we choose to independently commercialize such drug candidate, we will need to engage manufacturers for the commercial supply of such drug candidates. However, we may be unable to enter into any such agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business. Moreover, if there is a disruption to one or more of our third-party manufacturers’ or suppliers’ relevant operations, or if we are unable to enter into arrangements for the commercial supply of our drug candidates, we will have no other means of producing our drug candidates until they restore the affected facilities or we or they procure alternative manufacturing facilities or sources of supply. Our ability to progress our preclinical and clinical programs could be materially and adversely impacted if any of the third party suppliers upon which we rely were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues. Additionally, any damage to or destruction of our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our drug candidates on a timely basis.

In addition, to manufacture our drug candidates in the quantities that we believe would be required to meet anticipated market demand, our third-party manufacturers would likely need to increase manufacturing capacity and, in some cases, we could be required to secure alternative sources of commercial supply, which could involve significant challenges and could require additional regulatory approvals. If new restrictions are imposed as a result of a COVID-19 resurgence, any new pandemic or epidemic, or emergence of other infectious diseases, we may not be able to develop or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels. In addition, the development of commercial-scale manufacturing capabilities could require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all. If our manufacturers or we are unable to purchase the raw materials necessary for the manufacture of our drug candidates on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the commercial launch of our drug candidates or any future drug candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such drug candidates, if approved.

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

We currently do not have the ability to independently conduct preclinical studies that comply with the regulatory requirements known as good laboratory practice (“GLP”) requirements. We also do not currently have the ability to independently conduct any clinical trials. The FDA, EMA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as good clinical practice (“GCP”) requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our drug candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP-compliant preclinical studies and our GCP-compliant clinical studies play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. In addition, third parties may have or adopt their own policies in response to continuing COVID-19 or other pandemics, epidemics, or other infectious diseases that may create delays or service disruptions, including work-from-home policies that lead to reduced workforce productivity. Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If the third parties conducting our preclinical studies or our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result we may not be able to obtain regulatory approval or authorization in a timely fashion, or at all, for the applicable drug candidate, our financial results and the commercial prospects for our drug candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We face significant competition in an environment of rapid technological and scientific change, and our drug candidates, if approved or authorized, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. A number of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

The biotechnology and pharmaceutical industries in particular are characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that we are developing. We face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, clinical trial expertise, intellectual property portfolios, experience in obtaining patents and regulatory approvals or authorizations for drug candidates and other resources than we do. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Mergers and acquisitions in the biotechnology and pharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, certain of our drug candidates, if approved, may compete with other products that treat age-related diseases, including over-the-counter (“OTC”) treatments, for a share of some patients’ discretionary budgets and for physicians’ attention within their clinical practices.

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

For DMD, our current focus on non-ambulatory patients with evidence of respiratory deterioration, puts us in a position to become one of the more advanced companies that develop medications for this population. Santhera Therapeutics, which was developing idebenone for this indication, has recently stopped their Phase 2/3 study and are no longer investing in this area. For dry AMD, we believe that we will compete with a number of companies that are developing drugs to treat this disease using different technologies (e.g., cellular and gene therapy, integrin regulation, and others), for example, Allegro Ophthalmics, Apellis Pharmaceuticals, Kodiak Sciences, Astellas, Hemera Biosciences, Ionis Pharmaceuticals, Ophthotech Corporation and Roche and Stealth Biotherapeutics.

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

Several public and private entities have been working to develop a therapy for COVID-19, and some of these therapies have already received approval or authorization for emergency usage. These entities may be more successful at developing, manufacturing or commercializing therapies for COVID-19, especially given that several of these other organizations are much larger than we are and have access to larger pools of capital, including U.S. government funding, and broader manufacturing infrastructure. The success or failure of other entities, or perceived success or failure, may adversely impact our ability to obtain any future funding for our development and manufacturing efforts or to ultimately commercialize a therapy for COVID-19, if approved or authorized.

Furthermore, there are a number of preventative vaccines in development and others that have already been authorized and widely distributed. If the COVID-19 pandemic subsides as a result of these vaccines, it may reduce demand for our product.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues and become profitable even if we obtain regulatory approval or authorization to market a product.

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

In the European Union (“EU”) coverage and reimbursement possibilities for drug products differ from one Member State to another. Each Member State has the ability to set the prices and restrict the range of medicinal products for which their national health insurance systems provide reimbursement. Factors contributing to price changes between Member States depend on different regulatory approaches and instruments used by each Member State to govern the supply and demand of medicinal products. For example, in France, a pharmaceutical company may freely set a price of a drug after obtaining a marketing authorization. However, in order for the product to be reimbursed under the French Social Security scheme, the pharmaceutical company must follow a specific process and submit an application to the French High Authority for Health, or HAS. The opinion issued by the HAS and its subcommittees (Transparency Commission or CT, and the Commission for Economic and Public Health Evaluation or CEESP, if applicable) is then transmitted to the French Economic Committee for Health Products, or CEPS—with which the pharmaceutical company has to negotiate the price of the product and the French National Union of Health Insurance Funds, or UNCAM which fixes the reimbursement rate of medicines covered by statutory health insurance. The final decision on price and reimbursement is issued by the French Minister of Health and can be revised afterwards, for example, depending on the cost/benefit balance of the medicinal product over time. Other EU countries may adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market as well as other price control mechanisms. In view of these differences from one Member State to another, there is still a risk that some EU countries do not allow favorable reimbursements and pricing arrangements.

The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may negatively affect our commercialization prospects, including:

●	our ability to set a price we believe is fair for our products, if approved or authorized;
●	our ability to obtain and maintain market acceptance by the medical community and patients;
●	our ability to generate revenues and achieve profitability; and
●	the availability of capital.

We cannot be sure that coverage and reimbursement will be available for any potential drug candidate that we may commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval or authorization. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any drug candidate for which we obtain marketing approval or authorization.

We expect that additional U.S. state and federal healthcare reform measures, as well as similar measures by non-U.S. governments, will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in additional pricing pressure or reduced demand for any drug candidate we develop.

In the event we elect to commercialize any of our drug candidates that receive regulatory approval or authorization, we will need to establish sales capabilities on our own or through third parties. If we are unsuccessful in our efforts, we may not be able to market and sell our drug candidates effectively in the United States, EU and/or other foreign jurisdictions, if approved or authorized, or generate product revenue.

We currently do not have a marketing or sales organization. In order to commercialize our drug candidates in the United States and foreign jurisdictions, we would need to establish marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If any of our drug candidates receive regulatory approval or authorization and we elect to independently commercialize such drug candidates, we would expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize each such drug candidate, which would be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. Alternatively, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our drug candidates. If we are not successful in commercializing our drug candidates or any future drug candidates, either on our own or through arrangements with one or more third parties, and are not otherwise able to license these products to third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of the date of this annual report, we have 25 full-time employees, 20 of whom are engaged in research and development activities and five of whom are engaged in general and administrative activities. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our drug candidates or any future drug candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

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

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of our current or any future drug candidates we develop. We currently carry product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval or authorization for marketing any of our drug candidates, we intend to expand our insurance coverage to include the sale of such drug candidate; however, we may be unable to obtain this liability insurance on commercially reasonable terms or at all.

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

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval or authorization efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged.

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

Under the data protection laws in the EU, and notably the General Data Protection Regulation (“GDPR”) No. 2016/679, which entered into force on May 25, 2018 and is applicable personal data that we process in relation to our presence in the EU, the offering of products or services to individuals in the EU or the monitoring of the behavior of individuals in the EU, we have also a legal responsibility to report personal data breaches to the competent supervisory authority. The GDPR includes a broad definition and a short deadline for the notification of personal data breaches, which may be difficult to implement in practice and requires that we implement robust internal processes. Under the GDPR, we have to report personal data breaches to the competent supervisory authority within 72 hours of the time we become aware of a breach “unless the personal data breach is unlikely to result in a risk to the right and freedoms of natural persons” (Article 33 of the GDPR). In addition, the GDPR requires that we communicate the breach to the data subject if the breach is “likely to result in a high risk to the rights and freedoms of natural persons” (Article 34 of the GDPR). In order to fulfil these requirements, we have to implement specific internal processes to be followed in case of a personal data breach, which will allow us to (a) contain and recover the breach, (b) assess the risk to the data subjects, (c) notify, and possibly communicate the breach to the data subjects, (d) investigate and respond to the breach. The performance of these processes involve substantial costs in resources and time.

Finally, as a consequence of the decision by the European Court of Justice issued on July 16, 2020 (known as the “Schrems II decision”), which invalidated the privacy shield for data transfers between the EU and the United States, a reassessment of both data transfers to and storage of EU data by our U.S. entities or other U.S. companies will be required. To the extent that the U.S. legal system is not considered as providing an adequate level of protection by the European authorities, and that the other safeguards provided by applicable regulation (e.g., Standard Contractual Clause (“SCCs”) in their form before June 2021) are not deemed to fully address such inadequacies, additional protective measures will have to be assessed on a case-by-case basis, and implemented in order to ensure the compliance of such transfers, based on the new SCCs, prior to adoption.

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

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals or authorization could be suspended, which could have a material adverse effect on our business, results of operations and financial condition.

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

Even if we have or obtain patents covering our drug candidates or compositions, we may still be barred from making, using and selling our drug candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to chemical compounds and therapeutic products, and some of these relate to compounds we intend to commercialize. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the allergy treatment field in which we are developing products. These could materially affect our ability to develop our drug candidates or sell our products if approved or authorized. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our drug candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us.

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

The patent positions of biotechnology companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biotechnology compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (“USPTO”) are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. For example, Patent No. EP2790706 (protecting Patent family S3 in various European countries) is currently subject to an opposition procedure before the European Patent Office. A final decision is expected by the end of 2022. It has been alleged that the Chinese patent protecting the same invention (Patent family S3) was invalidated by the Court of Revision of the Chinese Patent Office, further to a motion for invalidation brought by a third party based on similar arguments (including the insufficient description of the animal model used in the patent, the novelty of the patent, the extension beyond the application as filed and the inventive step). In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

Our Chief Executive Officer, who is a corporate officer (mandataire social) but not an employee of the Company under French law, is involved in our research and development activities. He has contributed to research results for which we have submitted patent applications in which he is listed as a co-inventor and other inventions that we expect may give rise to patent applications in the future for which we expect he will be included as a co-inventor. Under French intellectual property law, inventors who are employees of a company have legal rights that are typically circumscribed in France by a combination of French labor law and contractual arrangements. Because Mr. Veillet is our CEO, and not an employee, we have entered into an assignment agreement with him, pursuant to which he is entitled to certain payments as consideration for his prior and future contributions to our research projects and inventions. See “Intellectual Property Agreement with Stanislas Veillet” in the “Business” section of this annual report for additional information.

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

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our drug candidates, if approved or authorized.

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

Risks Related to Government Regulation

Even if we obtain regulatory approval or authorization for a drug candidate, our products will remain subject to regulatory scrutiny.

If our drug candidates are approved or authorization, they may be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application or authorization. Inspections by regulatory authorities and the potential need for subsequent corrective actions may require additional investment or changes to our manufacturing or suppliers’ manufacturing facilities, and may cause delays, interruptions, or complete stoppage of the manufacturing process. If certain drugs have a potential for misuse/abuse, manufacturers and manufacturers’ facilities must also comply with certain drug diversion regulatory and compliance programs. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Given that we expect to have a global supply chain, our supply chain may also be affected by the FDA’s enforcement activity at the U.S. border, such as import detentions, import holds, import refusals, or drug diversion oversight or refusals. Despite our investment in regulatory compliance, the FDA may raise issues with our regulatory compliance, and suppliers outside of our direct control may also fail to adhere to the FDA’s regulatory requirements, in which case our supply chain and business plans may be interrupted. Further import detentions, holds, or refusals may also occur while the FDA attempts to verify the imported products’ compliance with the law. Such detentions, holds, or refusals may affect our supply chain and business plans.

Authorities and policy makers are tightening controls on compliance by suppliers on environmental and social standards. We may be required to further tighten the audit of our suppliers, and to change suppliers in case of non-compliance. Independently, enforcement measures by government authorities such as import bans from suppliers suspected of such non-compliance may impact our supply chain.

We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions in the United States and the EU (both at EU and national level, for instance, in France) and must be consistent with the information in the product’s approved or authorized label. As such, we may not promote our products for indications or uses for which they do not have approval or authorization. The holder of an approved or authorized application must submit new or supplemental applications and obtain approval or authorization for certain changes to the approved or authorized product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval or authorization. In addition, under European regulation, certain of our drug candidates could be added to the list of drugs subject to additional monitoring and studies. Such list concerns drugs for which there is no experience due to their recent marketing or a lack of data on their long-term use. This classification would lead to additional requirements regarding post-marketing surveillance measures of our products or safety studies, which may require more resources on our end.

If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters;
●	carry out inspections;
●	seek an injunction or impose administrative, civil or criminal penalties or sanctions;
●	suspend or withdraw regulatory approval or authorization;
●	suspend any of our clinical trials;
●	refuse to approve or authorize pending applications or supplements to approved or authorized applications submitted by us;
●	impose restrictions on our operations, including closing our contract manufacturers’ facilities;
●	seize or detain products, or require a product recall; or
●	refuse product importation, subject the import shipments to scrutiny, or place us or our suppliers on the Import Alert program.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval or authorization is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA, EMA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval or authorization of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, in Europe, the United States or elsewhere. For example, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use was adopted in 2014 and became effective as of January 31, 2022 and could impact the administrative procedure that we will have to follow in order to obtain regulatory approval or authorization for our drug candidates. Depending on the date of our application for clinical trial authorization, we could be required to adapt quickly to the new requirements and procedures resulting from this new regulation, in particular regarding the new required deadlines that will require us to be reactive in the event of additional requests from the authorities. We are also anticipating further guidance and decisions from the European Commission, EMA and national regulators of Member States (such as ANSM for France) as those are involved in the process.

In addition, certain policies of the new Biden administration in the United States may impact our business and industry. Previously, the Trump administration enacted several executive actions, including the issuance of a number of Executive Orders that restricted the FDA’s ability to engage in routine oversight activities such as implementing rules through rulemaking. The Biden administration rescinded some of the Executive Orders, but it may also implement new policies and executive actions that could affect the FDA’s ability to exercise its authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or authorization that we may have obtained and we may not achieve or sustain profitability.

Changes in COVID-19 infectiousness or lethality rates, or eradication or substantial eradication of the disease could reduce or eliminate the demand for our product.

We are currently concluding the global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study (COVA) in patients with SARS-CoV-2 pneumonia. Widespread access to vaccines or other therapeutic options significantly reduced or eliminated our ability to enroll subjects in the COVA program. For example, On December 22, 2021, FDA issued an EUA for Paxlovid for the treatment of mild-to-moderate coronavirus disease 2019 (COVID-19) in adults and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) viral testing, and who are at high risk for progression to severe COVID-19, including hospitalization or death. On December 8, 2021, the FDA also issued an EUA for Evusheld for the pre-exposure prophylaxis (prevention) of COVID-19 in certain adults and pediatric individuals (12 years of age and older weighing at least 40 kilograms. On October 29, 2021, the FDA has officially granted Emergency Use Authorization of the Pfizer-BioNTech COVID-19 vaccine for children ages 5-11. A substantial proportion of the population has now had COVID-19, which may have provided further immunity and/or lead to a mild clinical course that only very rarely results in hospitalization (as is now seen with the Omicron variant).

In addition, spread of new COVID-19 variants that do not cause severe respiratory illnesses are reducing the demand for our product and impacting our ability to enroll subjects for the COVA study. For example, information that is known about the newer variants suggest that there is some possibility that while they are more infectious, they do not cause severe respiratory illnesses as frequently as the prior variants did. If this is the case, the demand for our Sarconeos (BIO101) could be significantly reduced.

Regulatory agencies may change the policies and requirements regarding approvals and emergency use authorizations, or revoke emergency use authorizations that the agencies have already issued.

Under section 564 of the Federal Food, Drug and Cosmetic Act (“FD&C Act”), following a public health emergency declaration by the Secretary of Health and Human Services (HHS), the FDA Commissioner may allow unapproved medical products, or unapproved uses of approved medical products, to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives. The EUA allows temporary use of the medical product, based on efficacy data, which is usually not sufficient on its own for approval. Many drugs and medical devices have received emergency use authorizations under this framework, and we plan to seek emergency use authorization for at least one of our drug candidates. There is some risk, however, that the public health emergency declaration could be terminated before or soon after we complete the development of our drug, or even if we obtain an EUA, that the FDA will revoke the EUA. In fact, the FDA has already begun promulgating guidance documents that discuss disposition of products that are distributed pursuant to EUAs. If this occurs, we may no longer be able to distribute our product, or our distribution and marketing efforts may be severely restricted.

If any of our drug candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), a pharmaceutical manufacturer may file an abbreviated new drug application (“ANDA”) seeking approval of a generic version of an approved, small molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application (“NDA”) under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and review) of an ANDA or 505(b)(2) NDA. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the Orange Book. If there are patents listed in the Orange Book for a product, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in their applications what is known as a “Paragraph IV” certification, challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the patent owner and NDA holder and if, within 45 days of receiving notice, either the patent owner or NDA holder sues for patent infringement, approval of the ANDA or 505(b)(2) NDA is stayed for up to 30 months.

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

We have received and may seek additional orphan drug designations for certain future drug candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

We obtained and may pursue orphan drug designation for certain of our future drug candidates. In the European Union, the EMA’s Committee for Orphan Medicinal Products (“COMP”) recommends orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition. Under the Orphan Drug Act, the FDA may designate a drug or biologic product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

In the European Union, orphan drug designation may entitle a party to financial incentives such as reduction of regulatory fees or fee waivers and ten years of market exclusivity following drug or biological product approval unless a derogation applies. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and application fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population.

We may seek additional orphan drug designations in the future for some of our future drug candidates but FDA or EMA may decline our application. Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a drug candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan drug designations are not in any way indicative of a drug’s likelihood of receiving the final marketing authorization from FDA. The FDA does not evaluate a drug candidate’s safety and effectiveness using the same standard as it would when reviewing a drug candidate’s safety and effectiveness prior to granting final marketing approvals. The FDA may grant orphan drug designations to multiple drugs intended for the same indication. Even after an orphan drug is approved, the EMA or FDA can subsequently approve the same drug with the same active moiety for the same condition if the EMA or FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval or authorization of and commercialize our drug candidates and may affect the prices we may set.

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “Affordable Care Act”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

●	an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;
●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
●	requirements to report certain financial arrangements with physicians, teaching hospitals, and other healthcare providers, including reporting “transfers of value” made or distributed to such healthcare providers and reporting ownership or investment interests held by physicians and their immediate family members;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;
●	a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
●	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
●	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

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

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our drug candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or at the Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers and payors. Generally, pricing negotiations with governmental authorities can take many months after the receipt of regulatory approval and product launch. In some EU Member States, such as in France, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products candidates with available therapies in order to obtain favorable reimbursement for the indications sought or pricing approval. Should reimbursement for our drug candidates be unavailable in any country in which we seek reimbursement, or be limited or subject to additional clinical trials, or should pricing be set at unsatisfactory levels, then this might have an impact on our operating results. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to commercialize our drug candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our drug candidates, if approved or authorized. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices and the introduction of such products into interstate commerce;
●	the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
●	the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, teaching hospitals, and other healthcare providers, as well as ownership and investment interests held by the physicians described above and their immediate family members;
●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
●	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers. For example, under French law, the regulation requires strict transparency of the links between the health care industry and other actors such as, but not limited to, health care practioners, and impose reporting on a public record all benefits granted to the various actors involved, in particular health professionals, as well as the existence of agreements concluded with these actors as well as remunerations paid. In addition to financial penalties, any violation of those requirements, such as misleading information or non-publication, could result in additional sanctions that may have harmful effect on the conduct of our business. More generally, as our business activity is heavily regulated and involves a significant interaction with government officials, our dealings with prescriber and authorities are subject to national anti-corruption laws of EU Member States. These laws notably prohibit us and our employees from improperly influencing government officials or commercial parties to obtain or retain business, direct business to any person or gain any advantage and also prohibit our third-party business partner’s representatives and agents from engaging in corruption and bribery. Under these applicable anti-corruption laws, we may be held liable for the acts or the corrupt activities of our third-party business partners, intermediaries, representatives, contractors, channel partners and agents, even if we don’t explicitly authorize or have knowledge of such activities. While we have a formal procedure that defines the process to be used to select our third-party partners, collaborate with them and monitor them in accordance with applicable anti-corruption laws, there is a risk that our third-party partners may act in violation of applicable laws, for which we may be ultimately held responsible. Any violation of applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, severe criminal, civil and administrative sanctions, suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations and financial condition. In addition, it is possible that as our business grows and evolves, we will become subject to additional compliance requirements, resulting for example from the French Sapin II Act, which requires companies concerned by this regulation to implement a general anti-corruption compliance project under the control of the competent supervisory authority such as staff training, compliance documentation, audits and regular monitoring of commercial relationships. As the EU Commission has stated in one of its reports that the health sector is particularly vulnerable, our business may be subject to increased anti-corruption compliance monitoring.

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

In addition, considering that our activity involves the processing of personal data, in particular sensitive data such as health data, our business activities are also subject to GDPR and other national data protection laws and guidelines with respect to such data, which implies that we must implement significant and continuous efforts to comply with these data protection regulations, as well as any applicable additional national health care regulations. The GDPR has allowed EU Member States to introduce additional requirements for the processing of health data. This means we must comply with both EU as well as national laws in order to conduct our activities as regards patient data. In particular, our GDPR compliance involves the precise identification of our data processing operations and the risks incurred, the implementation of an organization of our internal processes and the establishment of documentation relating to our compliance. Our GDPR compliance also means being very aware of the fulfilment of our third-party contractors’ obligations and their (own) GPDR compliance, which requires us to impose strict contractual provisions on our third-party contractors as processors or to ensure that they will not use the personal data for other purposes than agreed on. Moreover, the transfer of data from the EU to our U.S. entities or others U.S. companies must (i) have a legal basis in GDPR or other national data protection laws, and (ii) be subject to a valid legal mechanism for the lawful transfer of data, which may have to require some of our third-party contractors who process personal data to take additional privacy and security measures. Non-compliance could lead to severe impact for individuals and cause us to incur potential disruption and expense related to our business processes. Any violations of these laws and regulations could also result in substantial penalties and could materially damage our reputation.

Furthermore, following the European Court of Justice’s decision to invalidate the EU—U.S. Privacy Shield as part of the Schrems II decision, any transfer or storage of data from the EU by our U.S. entities, other U.S. companies or contractual counterparties will require the implementation of additional safeguards, which given the current status of regulations, will most certainly require further protection measures in order to ensure an adequate level of protection as defined by the EU and national authorities. In case such additional safeguards do not lead to sufficient protection of personal data, transfers must be suspended or not carried out at all.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We engage third-party investigators, CROs, and other consultants to design and perform preclinical studies of our drug candidates, and will do the same for any clinical trials. Also, once a drug candidate has been approved, authorized, and commercialized, we may engage third-party intermediaries to promote and sell our products abroad and/or to obtain necessary permits, licenses, and other regulatory approvals or authorizations. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, collaborators, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

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

As a French biotechnology company, we have benefited from certain tax advantages, including, for example, the research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €2.8 million, €3.3 million and €4.1 as of December 31, 2019, 2020 and 2021, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Future changes to applicable U.S. tax laws and regulations may have an adverse effect on our business, financial condition and results of operations.

In general, changes in laws and policy relating to taxes may have an adverse effect on our business, financial condition and results of operations. For example, at the end of 2017, the U.S. government enacted significant tax reform, with additional guidance from the U.S. Treasury and Internal Revenue Service (the “IRS”) still pending. Changes include, but are not limited to, a federal corporate tax rate decrease to 21% for tax years beginning after December 31, 2017, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, eliminating carrybacks of net operating losses, and providing for indefinite carryforwards for losses generated in tax years after December 31, 2017. The 2017 legislation remains unclear in many respects and could be subject to potential amendments and technical corrections or even outright changes. Additionally, current tax laws may continue to be subject to interpretations and implementing regulations by the U.S. Treasury and IRS, any of which could mitigate or increase certain adverse effects of prior legislation. In addition, it is unclear how future U.S. federal income tax changes will affect state and local taxation.

Risks Related to the Ownership of the ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company, we have and will continue to incur legal, accounting, and other expenses that we did not previously incur. Following our initial public offering of ADSs in the United States, we are now subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations has and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will in the future be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our cost and expense. If we fail to implement the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs and our ordinary shares could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets.

In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a U.S. public company and a French public company has and will continue to have an impact on our disclosure of information and requires compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

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

We incur portions of our expenses and may in the future derive revenues in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ADSs are quoted in U.S. dollars on the Nasdaq Capital Market and our ordinary shares trade in euros on the Euronext Growth Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value of the ADSs.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed and the price of our securities could decline as a result.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, authorization, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;

●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals or authorizations by the EMA, FDA and other regulatory authorities and the timing thereof;
●	other actions, decisions or rules issued by regulatory authorities
●	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our drug candidates;
●	our ability to license and/or generate revenues other than through independent commercialization of our products;
●	the efforts of our collaborators and/or other partners, including licensees, with respect to the commercialization of, in due course, our products; and
●	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

As of February 28, 2022, we had 140,084,309 ordinary shares issued and outstanding. In addition, as of that date we had outstanding warrants to acquire up to 11,970,284 ordinary shares, 2,500,911 free ordinary shares that were granted to our two founders on December 22, 2020 and will be delivered to them on December 22, 2022 after a two-year vesting period, and 6,631,068 free ordinary shares that were granted to our two founders on September 15, 2021 and will be delivered to them on September 15, 2022 after a one-year vesting period. The issuance of ordinary shares upon the exercise of warrants and convertible debt instruments would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our ordinary shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares.

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

All of the members of our board of directors and senior management and certain experts named in this annual report are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

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

Provisions contained in our Articles of Association and/or French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner of 90% of voting rights of a public company listed on a regulated market in a Member State of the EU or in a state party to the European Economic Area (“EEA”) Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

●	under French law, a non-resident of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this annual report titled “Limitations Affecting Shareholders of a French Company”;
●	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office, provided that prior to such decision of the board of directors, the number of directors remaining in office exceeds the minimum required by law and our bylaws, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
●	our board of directors can be convened by our chairman (directly or upon request of our managing director), or, when no board meeting has been held for more than three consecutive months, by directors representing at least one third of the total number of directors;
●	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	under French law, certain investments in any entity governed by French law relating to certain strategic industries (such as research and development in biotechnologies and activities relating to public health) and activities by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France are subject to prior authorization of the Ministry of Economy; see “Limitations Affecting Shareholders of a French Company”;
●	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
●	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
●	our bylaws can be changed in accordance with applicable laws;
●	the crossing of certain thresholds has to be disclosed and can impose certain obligations;
●	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and

●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

ADS holders may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

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

As a foreign private issuer, we are permitted and to and do follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of Nasdaq.

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

As a foreign private issuer, we are required to comply with certain Nasdaq rules and Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. However, under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

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

Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs, which may be volatile, from time to time. Based on the composition of our gross income, assets, activities, and market capitalization in 2021, and on reasonable assumptions, we believe that it is more likely than not that we were not a PFIC for our taxable year ending December 31, 2021. However, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2022 or for any prior or future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions regarding our PFIC status.

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

In the context of the ongoing COVID-19 pandemic, the Decree (décret) n°2020-892 dated July 22, 2020 as modified by the Decree (décret) n°2020-1729 dated December 28, 2020 and the Decree (décret) n°2021 1758 dated December 22, 2021, has created, until December 31, 2022, a new 10% threshold of the voting rights for the non-European investments in listed companies, in addition to the 25% abovementioned threshold.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2021 related to our failure to correctly apply IFRS 9 “Financial Instruments” to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment. We have implemented control procedures to mitigate this risk, but if we are still unable to establish and maintain an effective system of internal control over financial reporting in this matter, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with our fiscal 2021 audit, we identified a material weakness in our internal controls over financial reporting related to our failure to correctly apply IFRS 9 “Financial Instruments” to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

In response to the control deficiencies described above, our management is implementing a remediation plan, which it believes will remediate the material weakness that has been identified. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

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

We must establish and maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. This process is time-consuming, costly, and complicated.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Capital Market.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our shares.

Item 4.  Information on the Company.

A.	History and Development of the Company

We were incorporated as a société anonyme, or SA, on September 27, 2006. We are registered at the Paris Registre du Commerce et des Sociétés under the number 492 002 225. Our principal executive offices are located at Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France and our telephone number is +33 1 44 27 23 00. Our website address is www.biophytis.com. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this annual report.

Our actual capital expenditures for the years ended December 31, 2019, 2020 and 2021 amounted to €642 thousand, €484 thousand and €844, respectively. These capital expenditures primarily consisted of patents rights acquired from our CEO (€630 thousand in 2019, €450 thousand in 2020, €270 thousand in 2021) and rights of use for the headquarters of the Company in France (€500 thousand in 2021) recorded in accordance with IFRS 16 Lease. To date, we have expensed all research and development costs as incurred, as we do not currently meet the conditions to capitalize expenditures on drug development activities, as provided in IAS 38 Intangible Assets. Our research and development costs for the years ended December 31, 2019, 2020 and 2021 amounted to €9,089 thousand, €9,921 thousand and €19,213 thousand, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our drug candidates such as personnel-related costs, expenses incurred under our agreements with CROs, clinical sites, contract laboratories and costs of acquiring preclinical study and clinical trial materials. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance the clinical development of Sarconeos (BIO101) and Macuneos (BIO201), in the United States, Europe and elsewhere. We anticipate our capital expenditures and research and development costs in 2022 to be financed from our existing cash and cash equivalents, from the funding line of convertible notes set up with ATLAS. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

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

Overview

We are a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Our goal is to become a leader in the emerging field of aging science by delivering life-changing therapies to the growing number of patients in need. To accomplish this goal, we have assembled an experienced and skilled group of industry professionals, scientists, clinicians and key opinion leaders from leading industry and academic institutions from around the world.

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

COVID-19 was recognized as a worldwide pandemic by WHO in March 2020. There are many ongoing clinical studies to develop medical responses to COVID-19. A few anti-viral agents (including bamlanivimab and etesevimab (administered together), Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have already received authorizations in the United States for specific indications and patient groups, with Veklury (remdesivir) having been approved in the U.S. by the FDA for use in adults and pediatric patients (12 years of age and older and weighing at least 40 kg) for the treatment of COVID-19 requiring hospitalization. Moreover, a number of vaccines have now been authorized around the globe; while many more remain in development, including vaccines that are developed by Sanofi and GlaxoSmithKline. In the EU, Veklury (remdesivir) is conditionally approved while other drugs such as RoActemra and Kineret (anakinra) have received marketing authorizations or are currently being reviewed, including Paxlovid (PF-07321332 and ritonavir) and Lagevrio (molnupiravir). Furthermore, EMA’s Committee for Medicinal Products for Human Use (CHMP) issued so-called favorable Article 5(3) Opinions under Regulation (EC) No 726/2004 for the use of different treatment options (including Lagevrio, Bamlanivimab/etesevimab, Casirivimab/imdevimab, Dexamethasone, Paxlovid, Regdanvimab and Sotrovimab) and has started evaluating Evusheld (tixagevimab and cilgavimab). Age, co-morbidities, heavy smoking, male gender and several ethnic backgrounds are associated with worse outcomes. Our therapeutic approach is aimed at targeting and activating key biological resilience pathways that can protect against and counteract the effects of the multiple biological and environmental stresses, including inflammatory, oxidative, metabolic and viral stresses that lead to age-related diseases.

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

Sarconeos (BIO101) is also in development to treat patients with severe respiratory manifestations of COVID-19. We are currently concluding the COVA study, a global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study, in patients with SARS-CoV-2 pneumonia. We are planning to organize, subject to regulatory approval by ANVISA, in an expanded access program in Brazil for hospitalized patients with severe COVID-19 symptoms who are mechanically ventilated in intensive care units. Most people infected with the COVID-19 virus and its variants will experience mild to moderate respiratory illness and recover without requiring special treatment. Older people, and those with underlying medical problems like cardiovascular disease, diabetes, chronic respiratory disease and cancer are more likely to develop serious illness. In January 2022, we received approval from the ANVISA (Brazilian health authority) for an expanded access program to treat hospitalized patients with severe COVID-19 symptoms that are mechanically ventilated with Sarconeos (BIO101) and not eligible for the COVA study.

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

We have assembled an executive team of scientific, clinical, and business leaders with broad expertise in biotechnology and clinical drug development (see Item 6.A for more information on our directors and senior management).

Our Clinical Pipeline

We are developing a portfolio of programs targeting biological resilience pathways that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases. Our current pipeline of drug candidates is illustrated below.

Our Strategy

We are focused on the development of therapeutics that improve functional outcomes for patients suffering from age-related diseases. Our goal is to build Biophytis into a leading biotechnology company focused on targeting biological resilience pathways that slow the degenerative processes associated with age-related disease progression in order to improve the lives of millions of patients that have limited or no treatment options. We currently plan to develop our drug candidates and then seek licensing and/or partnership opportunities for further clinical development through regulatory approval and commercialization. To achieve our goal, we are pursuing the following strategies:

●	Demonstrate efficacy of Sarconeos (BIO101) in sarcopenia. Our resources and business efforts are significantly focused on advancing the clinical development of Sarconeos (BIO101) for the treatment of neuromuscular disorders, with an initial focus on sarcopenia. The topline data for our SARA-INT Phase 2b clinical trial was published in October 2021. Due to the effect of the pandemic on patient population, only 45 percent of the study subjects were able to complete the study with end-of-treatment efficacy assessments and the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met. Additional Phase 2 dose-finding studies are planned to identify an optimal dose or dosing regimens, and further inform the safety profile for higher dosing regimens and related safety information as well as pharmacokinetics data are planned.
●	Demonstrate the therapeutic benefit and obtain an EUA (US, Brazil) and conditional approval (EU) of Sarconeos (BIO101) for COVID-19 patients. We are concluding the enrollment part of the two-part Phase 2/3 COVA study in hospitalized COVID-19 patients with severe respiratory manifestations earlier than planned due to the progression of the pandemic and the difficulty we experienced in enrollment. Since April 2020, 237 patients have been enrolled in France, the United States, Belgium, and Brazil, in approximately 35 clinical centers. The initial target for enrollment was 310 pateints. We plan to conclude our data analysis by the end of the third quarter of 2022. Based on these results, we will further determine development and regulatory strategies.
●	Initiate clinical development of Sarconeos (BIO101) in DMD. Our efforts are also focused on leveraging our knowledge and the development of Sarconeos (BIO101) in sarcopenia to commence and advance the clinical development of Sarconeos (BIO101) for the treatment of non-ambulatory DMD patients with signs of respiratory deterioration, independent of genetic mutation and across the disease spectrum. We have already received an IND “may proceed” letter from the FDA in the United States and a CTA approval from FAMHP in Belgium. In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population and primary endpoint. We have incorporated the FDA’s recommendations and revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration and changed the primary endpoint to respiratory function. The revised protocol will be submitted as an amendment to the FDA and other regulatory authorities for review. We have delayed this study in order to focus on completing the COVA study and until such time as we have a clearer understanding of the course of the pandemic. We hope to initiate this study in the second half of 2022 or first half of 2023, subject to any COVID-19 -related delays and delays caused by its variants and the impact of the pandemic on our operational capabilities. The pandemic may also pose limitations on starting a study in this very vulnerable population.
●	Advance the development of our second drug candidate, Macuneos (BIO201). We are also working on continuing the preclinical development of our second drug candidate, Macuneos (BIO201), for the treatment of retinopathies, with an initial focus on dry AMD. We plan to start a Phase 1 clinical trial (MACA-PK) in healthy volunteers, in the second half of 2023, subject to regulatory review and approval and the ongoing impact of the current pandemic on our operation capabilities.
●	Expand our presence in the United States to support co-development in Europe and the United States. We plan to continue the expansion of our company in the United States and Europe. In 2018, we opened offices in Cambridge, Massachusetts to support our growing clinical, regulatory, and operational efforts. Our goal is to continue to build our clinical and regulatory operations in this country to support further clinical trials and, if successful, apply for regulatory approval in both the United States and Europe. We plan to work with patient associations, key experts, regulatory agencies, government and third-party payors and other key constituencies in both regions.
●	Expand our pipeline and explore potential strategic partnerships and alliances to maximize the value of our development programs. We plan to continue to leverage our collaborations with leading scientific and academic institutions in order to pursue new INDs for our existing drug candidates, including Sarconeos (BIO101), BIO103, and Macuneos (BIO201), as well as Macuneos (BIO203). We believe that our drug candidates may be applicable for additional age-related disease research and potential application. We plan to explore the commercial potential of our drug candidates after establishing clinical PoC through Phase 2/3.

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

In addition, MAS activation could potentially counter the deleterious effects of the SARS-CoV -2 infection. Data from models of ALI suggest a further protective role of Sarconeos (BIO101) on the pulmonary tissue. In light of this, we began investigating Sarconeos (BIO101) in the COVA study in patients with severe respiratory manifestations of COVID-19 as an initial potential indication for Sarconeos (BIO101). The enrollment for this study ended April 7, 2022, earlier than planned, due to our inability to recruit sufficient patients in a suitable timeframe as a result of the developing pandemic. It is now rare for patients with Covid-19 disease to be admitted to hospitals for respiratory failure, due to the combined effect of high vaccination rates, high numbers of patients becoming immune through prior infection and the mild disease from the predominant Omicron variant.

Another indication we are developing is sarcopenia, an age-related degeneration of skeletal muscle, which is characterized by a loss of muscle mass, strength, function and mobility disability, and increased risk of adverse health events and potential death resulting from falls, fractures, and physical disability. There is currently no approved prescription for sarcopenia, which is highly prevalent in the elderly (adults 65 years of age and older) with an estimated prevalence between six to 22% worldwide.

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

We utilized a reverse pharmacology approach starting with phenotypic screens of a collection of phytoecdysteroids that had been gathered for over 30 years by scientists from Sorbonne University, along with chemical analogs that we have synthesized for their ability to stimulate protein synthesis in muscle cells. We selected 20-hydroxyecdysone for clinical development based on its safety profile, pharmacological activity and potential in maintaining key muscle functions, including mobility and strength. This compound was tested in animal models submitted to different stresses, including metabolic stress (high fat dieting or diabetic models), age-related stress (sarcopenia and disuse models), and genetic-related stress (DMD and Spinal Muscular Atrophy models). We are also testing the compound for infectious-related disease stress (COVID-19). Once pharmacological effects were detected, we identified the molecular target(s) and potential mechanism-of-action.

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

Preclinical Development of Sarconeos (BIO101) in Sarcopenia.

We conducted numerous in vivo experiments in C57Bl/6J mouse models to assess the activity of Sarconeos (BIO101) within the context of aging, specifically studying a high fat diet and immobilization. Key in vivo results are summarized below.

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

Preclinical Development of Sarconeos (BIO101) in COVID-19

ALI is acute lung injury caused by non-cardiogenic pathogenic factors and may develop to acute respiratory distress syndrome (“ARDS”) in severe cases. One of the important causes of ALI is virus infection that in some cases (including SARS-CoV-2) can deregulate the expression of RAS components by accelerating the imbalance of RAS and the occurrence and development of ALI/ARDS. Of particular interest, Sarconeos (BIO101)’s active principle ingredient (“API”) has shown lung anti-inflammatory and lung protective effects in various in vivo models of ALI known for being associated with severe RAS imbalance. A 2021 preclinical study revealed that Sarconeos (BIO101) daily treatment prevents respiratory function deterioration in SARS-CoV-2-infected mammals and provided a preclinical proof of concept for the concluding phase 2/3 COVA clinical study.

Effect of Sarconeos (BIO101) on SARS-CoV-2 infected hamsters

Enhanced pause (Penh) evaluation after BIO101 IP treatment of Sars-CoV-2-infected hamsters. As demonstrated in (A) above, Penh is a classically used and derived measure of respiratory distress. Penh is derived by assessing several measures of the respiratory response curve (peak expiratory flow of breath (PEF), peak inspiratory flow of breath (PIF), time of expiratory portion of breath (Te) and time required to exhale 65% of breath volume (Tr). EEP: End expiratory Pause. As noted in (B) above, this histogram shows Penh values of control group (not infected with SARS-CoV-2), infected with SARS-CoV-2 and treated with the vehicle (SARS-CoV-2 + vehicle) or infected with the SARS-CoV-2 and treated with BIO101 IP (SARS-CoV-2 + BIO101) with * p <0.05, and ** p <0.01. This data was referenced at at the European Congress of Clinical Microbiology and Infectious Diseases (“ECCMID”) in July 2021.

In the graphs above: (A) Inspiration time, (B) expiration time and (C) End Expiratory Pause (EEP) time evaluation after BIO101 IP treatment of SARS-CoV-2 infected hamsters. Histograms show values of control group (not infected with SARS-CoV-2), infected with SARS-CoV-2 and treated with the vehicle (SARS-CoV-2 + vehicle) or infected with the SARS-CoV-2 and treated with BIO101 IP (SARS-CoV-2 + BIO101) with * p <0.05, and ** p <0.01. This data was also referenced at at the ECCMID in July 2021.

Preclinical Development of Sarconeos (BIO101) in DMD

We conducted various in vivo experiments in mdx mice, a commonly used model of DMD. The results from these mdx mice studies were consistent with the results on cellular activity and functional outcomes from both in vitro and in vivo studies of Sarconeos (BIO101) in sarcopenia. We believe these results provide additional support for our belief that Sarconeos (BIO101) has the potential for improving mobility and muscle strength. In addition, we believe these results suggest that Sarconeos (BIO101) may increase respiratory function and decrease fibrosis. Key in vivo results in DMD are summarized below.

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

Sarconeos (BIO101) clinical development

Phase 1 Clinical Trial (SARA-PK)

We conducted a dose-escalating Phase 1 clinical trial (SARA-PK) to evaluate the safety, PK and PD effects of Sarconeos (BIO101) in 54 healthy adult and elderly subjects. Based on the results of the SARA-PK Phase 1 clinical trial, we chose 175 and 350 mg b.i.d. (twice daily) as the safe, active dosing levels for the SARA-INT Phase 2b clinical trial.

Single Ascending Dose. In the single ascending dose(“SAD”) phase, subjects were dosed once with Sarconeos (BIO101) at a range between 100 to 1,400 mg or placebo. No abnormal clinical vital signs and/or serious adverse events were reported as treatment emergent adverse events, or TEAE. All TEAEs were mild in severity and were resolved by the end of the study. No serious adverse events, or SAEs, were reported in the SAD phase.

Multiple Ascending Dose. The multiple ascending dose(“MAD”) phase was conducted with three selected doses of Sarconeos (BIO101) that were orally administered to 30 patients in total broken into three groups of older adults between 65 and 85 years over 14 days. Each group consisted of eight active and two placebo per dose.

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

Effect of Sarconeos (BIO101) treatment for 14 days on the evolution of PD markers related to muscle anabolism (PIIINP) and to muscle catabolism (myoglobin)

Results from the SARA-PK Phase 1 clinical trial were released in April 2017 in an oral presentation at the International Conference on Frailty & Sarcopenia Research, in Barcelona, Spain. The results were used to establish the dosing levels for the recently completed SARA-INT Phase 2b clinical trial. Additional dosing studies are recommended by FDA to proceed.

Sarconeos (BIO101) for the treatment of age-related Sarcopenia

Biophytis is developing BIO101 to treat age-related degeneration of skeletal muscle. It is a major cause of mobility disability in the elderly, characterized by a loss of muscle mass, strength, balance and the ability to stand and/or walk, resulting in a loss of independence, increased risk of adverse health events and hospitalization, and potential death resulting from falls, fractures, and physical disability.

Sarcopenia was first defined in 1989 and officially classified as a disease in 2016 based on the establishment of a code from the WHO’s International Classification of Diseases, Tenth Revision, Clinical Modification (ICD-10-CM), used by physicians, researchers and health systems. There is currently no widely accepted standard of care for sarcopenia, however, to our knowledge, current non-medicinal treatment recommendations primarily focus on moderate physical activity, such as 30 minutes of walking per day or resistance-based (strength) training, as they exert effects on both the nervous and muscular systems that are critical to positive physiological and functional adaptations in older adults, and nutritional intervention. According to the International Clinical Practice Guidelines for Sarcopenia (ICFSR): Screening, Diagnosis and Management (Dent et al., J Nutr Health Aging. 2018;22(10):1148-1161) there is moderate certainty of evidence for the beneficial effects of physical therapy in treating patients with sarcopenia as most of the evidence for physical activity comes from studies of non-sarcopenic older adults or those with mild-moderate sarcopenia. The efficacy of more structured physical activity programs along with certain supplementation (i.e. dietary protein intake and/ or nutrients) for the treatment of sarcopenia is being assessed in various studies, including the SPRINTT trial. However, no consensus on nutritional intervention currently exists.

The SARA Program - Phase 2 Clinical Trial (SARA-OBS and SARA-INT)

The SARA clinical program contains two studies:

●	SARA-OBS was an observational study that recruited 218 participants, of whom 185 completed a 6-months follow-up, between April 2017 and April 2019. This study was designed to characterize the target population of elderly patients (65 years old and above), who are at risk for mobility disability. This study was executed in 11 sites in the United States, France, Italy and Belgium. The study was finalized and a preliminary analysis of the SARA-OBS study was presented at the 12th Annual Congress of SCWD in Berlin, Germany in December 2019. The first presentation of the final results was given at the virtual 13th annual congress of SCWD on December 12, 2020.
●	SARA-INT was a global, double-blind, placebo-controlled study, with 233 participants, who received Sarconeos (BIO101) at doses of 175 or 350 mg b.i.d. or placebo for 6 to 9 months. The study was executed in 22 centers in the United States and Belgium. Recruitment was completed in March 2020 with the last patient completing his final on-treatment visit in December 2020. Because of impediments posed by the COVID -19 pandemic, such as the interruption of in-office study visits and other disruptions, only 45 percent of the study subjects were able to complete the study with end-of-treatment efficacy assessments and the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met.

SARA-OBS Study

Objectives and Study Design. The SARA-OBS study aimed to characterize sarcopenia in patients over the age of 65 at risk of mobility disability. The mobility and physical performance of these participants, including body composition was evaluated over a six-month period. This observational phase included two visits, one at the baseline and one at the end of the study, supplemented by a telephone interview at three months to determine whether participants were complaining of a poor physical condition. The SARA-OBS study was designed and structured as a pre-selection for the SARA-INT Phase 2b clinical trial.

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

400MWT = 400-meters walk-test; SPPB score = Short-Performance Physical Battery; 6MWT = 6-minute walk-test; Chair-stand = the chair-stand component of the SPPB

SARA-INT Phase 2b Study

Objectives and Endpoints. The objectives and endpoints of the study are summarized below:

Objectives:

•     Evaluate the safety and effectiveness of two doses, 175 and 350 mg b.i.d. (twice daily) of Sarconeos (BIO101) administered orally with a meal for 26 weeks against a placebo in participants over 65 at risk of impaired mobility; and

•     Measure treatment effect on improvement of physical function and on decrease of risk of mobility disability after six-month treatment.

Primary Endpoint:	• The change from baseline in gait speed as measured in the 400MWT. A minimum clinically significant benefit is set at 0.10 meter per second in the mean difference between groups.
Key Secondary Endpoints:

•     Change from baseline in the hand grip strength.

•     Change from baseline and responder analysis on Physical Function domain (PF-10) of the SF-36 questionnaire.

•     Responder analysis from the 400MWT test with a responder definition of “study participant with an improvement of gait speed at 400MW test greater or equal to 0.1 m/s versus baseline”, at an individual level.

Other Secondary, Tertiary and Exploratory Endpoints:

•     Change from baseline of ALM and other parameters of body composition by DEXA; the rate of success to complete 400MW test after a 6-month treatment versus placebo; change from baseline of muscle strength as measured by knee extension and SCPT; change from baseline of the total SPPB score and of the sub-score of the repeated chair stands test; change from baseline using the SarQol, PAT-D, TSD-OC, SF-36 autoself-evaluation questionnaires.

•     exploratory endpoints: Plasma parameters including safety markers, biomarkers of the RAS (renin, aldosterone), inflammation (IL -6, CRP and hsCRP), and muscle metabolism (PIIINP, myoglobin, creatine kinase MM and creatine kinase MB) and actimetry

In addition, four pre-defined subgroup analyses were performed:

●	a “very low walking speed subpopulation,” defined as having a gait speed< 0.8 m/s in the 4-meter walk test, a component of the SPPB;
●	Subpopulation of participants with a chair stand sub-score of ≤2 of the SPPB;
●	“Subpopulation with sarcopenic obesity” defined by a body fat percentage of > 25% for men and > 35% for women; and
●	Subpopulation of participants who experience a deterioration in their ALM/BMI as measured by the DEXA scan at the end-of-treatment visit compared to the baseline measurement.

These subpopulations represented sarcopenia patients that were at a significantly high risk for deterioration and adverse outcomes.

Trial Design:    The trial design is summarized below:

Prospective participants were screened for a period of up to eight weeks prior to inclusion in the trial. The interventional phase was comprised of an inclusion visit (D0) where baseline measurements were taken on the first day and dosing started the following day (D1), a one-month safety visit (M1), a three-month follow-up visit (M3) with safety and reduced measurements in connection with the primary endpoint, a five-month telephone interview (M5), and a final six-month visit (M6) with safety and full measurements. For 50 patients who could not come to the scheduled end of treatment visit at month 6, treatment could be extended to at most 9 months, anticipating that thereafter Covid-19 restrictions would make it possible again for them to come to the site.

A total of 233 elderly patients with sarcopenia at risk of mobility disability were recruited in 22 clinical investigation centers in the United States and Belgium. Recruitment was completed in March 2020. During the first wave of the pandemic, clinical study sites were closed and we revised the protocols to continue our clinical trials. We informed the IRBs that oversee the clinical trials and received approvals for modifications resulting from COVID -19. Despite these and other impediments, we were able to retain most of the participants. A total of 196 participants completed the SARA-INT study, with or without an extension of up to 9 months of treatment. Of those, and due to COVID-19 restrictions, only 106 patients could perform the 400m walk test at the End-of-Study visit (M6/M9), which was the primary endpoint of our study (55% loss of efficacy data). This resulted in the study being underpowered. The last patient completed his final on-treatment visit in December 2020. Top-line results from this study were announced in August 2021, with Clinical Study Report (CSR) finalized in February 2022.

The effect of two doses of Sarconeos (BIO101), 175 mg bid and 350 mg bid, were compared to placebo in the Full Analysis Dataset (FAS) and in the Per-Protocol population (PP, subset of participants that complied to the clinical protocol), as well as in sub-populations of patients.

Results. Sarconeos (BIO101) at the highest dose of 350 mg bid showed an increase of 0.09 m/s in the FAS population and of 0.10 meters per second (m/s) in the PP population compared to placebo in observed data, for the 400-meter walking test (400MWT) in gait speed after 6 months of treatment in observed data. Statistical analyses based on Multiple and Bayesian imputation showed a LS Mean difference at Month 6 of 0.07 m/s in the FAS population (p=0.085) versus Placebo. Minimal Clinically Important Difference (MCID) for the 400MWT in sarcopenia is 0.1 m/s per the study protocol.

However, the increase was not statistically significant, and none of the primary or secondary efficacy endpoints reached statistical significance.

Several results from the SARA-INT Phase 2b trial of Sarconeos (BIO101) in sarcopenia were presented at the ICFSR on September 30, 2021. ICFSR is the key international scientific event on frailty and sarcopenia, and is attended by leading researchers, physicians, and personnel from the biotechnology and pharmaceutical companies. The results are provided in graphs.

Effect of Sarconeos (BIO101) on the 400 MWT gait speed in the FAS population at Month 6 based on multiple imputation for subjects without data on On-Site Visit

Sarconeos (BIO101) at 350mg bid showed an increase on the 400MWT gait speed in sub-population at higher risk of mobility disability such as slow walkers (LS mean difference of 0.07 m/s versus placebo), obese subgroup (LS mean difference of 0.09 m/s versus Placebo), chair stand sub-score ≤2 of the SPPB (LS mean difference of 0.09 m/s versus placebo, p= 0.004) in the PP population at Month 6.

Effect of Sarconeos (BIO101) on the 400MWT gait speed in sub-population with higher risk of mobility disability (chair stand subscore ≤2) at Month 6

The COVID-19 pandemic and its related restrictions had a significant impact on the conduct of the study, with 55% of total participants not allowed to perform their on-site End of Study visit, despite the extension of their treatment period. Only 45 percent of the study subjects were able to complete the end of study assessments at the clinic and thus the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met.

Safety analysis. The proportion of subjects with Treatment-Emergent Adverse Events (TEAEs) was 52 (64.2%), 51 (68.0%), and 44 (59.5%) in the placebo, 175 mg and 350 mg BIO101 groups. The proportion of subjects with serious TEAEs was 9 (11.1%), 10 (13.3%), and 2 (2.7%) in the placebo, 175 mg and 350 mg BIO101 groups. There was no noticeable difference in TEAS, related TEAEs or Serious Adverse Events (SAEs) between treatment groups.

A tabulated summary of safety data is presented below:

Adverse Events, Serious Adverse Events and Treatment Emergent Adverse Events in the Placebo, 175 mg bid and 350 mg bid groups in the SARA-INT study

Regulatory consultation with FDA

Upon review of the results, FDA reclassified the scheduled end-of-phase Type B meeting was reclassified to a Type C meeting. During the meeting, which was held on January 24, 2022, FDA discussed concerns that entering into Phase 3 would be premature, and recommended that we perform an additional Phase 2 dose-finding study to identify an optimal dose or dosing regimen, and further inform the safety profile for higher doses along with alternative dosing regimens, related safety information, and pharmacokinetics. We also discussed strategies to further define the proposed population and to refine the proposed indication, and development of other information and data that will assist us in preparing the chemistry, manufacturing, and control information to be submitted to FDA, as well as the regulatory non-clinical plan. We plan to assess, evaluate, and address FDA’s comments and recommendations in development of our continued Phase 2 part of a seamless Phase 2/3 program. We plan to have a Type C meeting with FDA in Q3 to discuss the clinical protocol design and the Clinical Outcome Asessments to be used in our next studies. Based on the comments from FDA, we plan to submit the protocols for our next studies in Q4 2022. We also anticipate discussions with the EMA in the first half of 2022, to get scientific advice including on the results of the Phase 2b study and potential progression into Phase 2/3.

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

Based on our review of publicly available information, currently, neither myostatin inhibitors nor SARMs are being tested in late-stage clinical trials for sarcopenia. Based on our review of research in this area, we believe Sarconeos (BIO101) is currently the most advanced drug candidate being tested in a clinical program for the treatment of sarcopenia and has the potential to improve the vital functional outcomes of mobility disability necessary for regulatory approval. To our knowledge, there is currently no widely accepted standard of care for sarcopenia. Current non-medicinal treatment recommendations primarily focus on moderate physical activity, such as 30 minutes of walking per day or resistance-based (strength) training, as they exert effects on both the nervous and muscular systems that are critical to positive physiological and functional adaptations in older adults, and nutritional intervention. Other potential drug modalities that have been tested in the clinic for sarcopenia have yet to demonstrate effectiveness on clinically meaningful outcomes (strength and mobility) and/or safety in larger clinical trials and/or have not progressed through the clinic. Based on our understanding and discussions with regulatory agencies, including the FDA and EMA, functional mobility endpoints must be achieved in order to obtain marketing approval for sarcopenia.

Sarconeos (BIO101) for treatment of severe respiratory manifestation of COVID-19

COVID-19 was recognized as a worldwide pandemic by the WHO in March 2020. As of March 1, 2022, approximately 435 million people have been identified as having been infected with the SARS-CoV-2 virus, and more than 5.9 million have died because of COVID-19. COVID-19 is caused by the SARS-CoV-2 virus. In its severe form, COVID-19 is associated with a plethora of complications, including:

●	Acute pneumonia and ARDS;
●	Cardiac injury, including myocarditis and pericarditis;
●	Renal failure;
●	Hepatitis;
●	Vasculitis and thromboembolic events, leading to cardiac and cerebral strokes and pulmonary thromboembolism;
●	Coagulopathy;
●	Muscle injury; and
●	Long-term symptoms such as fatigue, depressive symptoms and respiratory difficulties.

There are many ongoing clinical studies to develop medical responses to COVID -19. A few anti-viral agents (including bamlanivimab and etesevimab (administered together), Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have already received authorizations in the United States for specific indications and patient groups, with Veklury (remdesivir) having been approved in the U.S. by the FDA for use in adults and pediatric patients (12 years of age and older and weighing at least 40 kg) for the treatment of COVID-19 requiring hospitalization. Moreover, a number of vaccines have now been authorized around the globe; while many more remain in development. In the EU, Veklury (remdesivir) is conditionally approved whilst other drugs such as RoActemra and Kineret (anakinra) have received marketing authorizations or are currently being reviewed, including Paxlovid (PF-07321332 and ritonavir) and Lagevrio (molnupiravir). Furthermore, EMA’s Committee for Medicinal Products for Human Use (CHMP) issued so-called favorable Article 5(3) Opinions under Regulation (EC) No 726/2004 for the use of different treatment options (including Lagevrio, bamlanivimab/etesevimab, casirivimab/imdevimab, dexamethasone, Paxlovid, regdanvimab and sotrovimab) and has started evaluating Evusheld (tixagevimab and cilgavimab), Lagevrio (molnupiravir) and Olumiant (baricitinib).

Ample evidence points towards the membrane-bound ACE2 as the entryway of SARS-CoV -2 into the cells (in a manner similar to the previously described coronavirus-associated severe acute respiratory syndrome (SARS)). Data is emerging that in COVID -19 increased levels of Ang-II are observed and are linked to the severity of the clinical syndrome. Despite the difficulty in measuring Ang -1 -7, some evidence has emerged that the levels of these peptides are indeed decreased in COVID -19 as well.

While we do not yet have evidence of the benefit of Sarconeos (BIO101) in animal models of COVID -19, it is very plausible to hypothesize that by activation of the MAS-receptor, Sarconeos (BIO101) could mitigate some of the downstream effects of the interaction between SARS-CoV-2 and ACE2. Indeed, studies that were conducted in a model of ALI have shown that 20-hydroxyecdysone can mitigate inflammation and reduce the levels of inflammatory markers. We have performed additional studies in animal models of COVID-19, in parallel with the COVA clinical program with the University of Liège in Belgium and other research institutions.

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

The COVA Study

The COVA study is a global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study, with a total of 310-465 hospitalized patients in both parts. The final number of patients was recommended by the DMC based on the blinded second interim analyses and to protect the scientific integrity of the study. Since April 2020, however, only 237 patients meeting the study criteria have been enrolled in the trial in France, the United States, Belgium and Brazil, in approximately 35 clinical centers. Progression of the pandemic impacted our ability to enroll for the study.

The study focused on testing the benefit of Sarconeos (BIO101) in hospitalized patients 45 years old and older with severe respiratory manifestations of COVID-19. This study is intended to study Sarconeos (BIO101)’s effectiveness in hospitalized patients with severe respiratory manifestation.

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

During the study parts, two IAs were conducted by an independent DMC:

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

The primary endpoint of the COVA study is the proportion of participants with “negative” events (i.e. all-cause mortality and respiratory failure). The key secondary endpoint is: the proportion of participants with a “positive” event, i.e. discharge home due to improvement. Additional endpoints include: all-cause mortality, time to events, function scales and biomarkers.

We received an IND “may proceed” letter from the FDA (in the United States) and a CTA approval from ANVISA (Brazil), ANSM (France), MHRA (UK) and FAMHP (Belgium). Approximately 35 centers were planned for recruitment in Belgium, Brazil, France and the United States with a target of around 15 to 20 centers for the second part of the study. Recruitment for the Part 1 of the study began in July 2020. On January 8, 2021, the independent DMC of COVA reviewed the safety data analysis from the first 50 patients who were enrolled in the study, and recommended beginning recruitment for Part 2 of COVA. Following the DMC’s recommendation to begin the recruitment for Part 2 of COVA, authorization was obtained from the applicable regulatory authorities (national regulatory agencies and/or central IRB and/or local Ethics Committees) in Brazil and the United States for most clinical centers in the two countries for the start of Part 2 of the study. Similar authorizations to begin Part 2 of COVA were subsequently obtained from the applicable regulatory authorities in France and in Belgium. Enrollment for Part 1 was completed on January 21, 2021.

In September 2021, we received confirmation from the Data Monitoring Committee (DMC) to continue the Phase 2-3 COVA study without any modification of the protocol based on on the interim efficacy data that were reviewed by the DMC.

As of the date of this Annual Report, the COVA study has enrolled 237 patients hospitalized with severe pneumonia from COVID-19 infection in approximately 35 centers in the United States, Brazil, France and Belgium. Due to a variety of circumstances in the countries participating in this study (e.g., high vaccination rates and high rates of past infections providing (partial) immunity as well as the predominance of the Omicron variant that very rarely leads to hospitalization), recruitment has progressively slowed in the first months of 2022, with only 1 randomization in March. For these reasons, we have decided to stop enrollment in the study with immediate effect and we plan to obtain topline results after the end of the 28-day treatment period during the second quarter of 2022 and complete results in the third quarter of 2022.

Market opportunity

We believe there is a market opportunity for Sarconeos (BIO101) for the treatment of respiratory failure in COVID-19, subject to successful clinical trials and the FDA’s approval or authorization of Sarconeos (BIO101) for such indication. The COVID-19 pandemic continues to be a major public health issue, with a major impact on the economy of hundreds of countries. As of March 1, 2022, approximately 435 million people have been identified as having been infected with the SARS-CoV-2 virus, and more than 5.9 million have died because of COVID-19.

To our knowledge, although there are multiple initiatives to develop treatments, in the United States, Veklury (remdesivir) is the only product that has been approved for the treatment of COVID-19 requiring hospitalization, for adults and pediatric patients 12 years or older. Therapeutic products authorized by FDA under an EUA are the following: Olumiant (baracitinib), REGEN-COV (casirivimab and imdevimab), bamlanivimab and etesevimab, sotrovimab, Actemra (tocilizumab), Evusheld (tixagevimab co-packaged with cilgavimab), Paxlovid (nirmatrelvir and ritonavir), molnupiravir, and bebtelovimab.

In the EU, EMA has granted a marketing approval to the following drugs for the treatment of COVID-19: Kineret (anakinra), Regkirona (regdanvimab), RoActemra (tocilizumab), Ronapreve (casirivimab / imdevimab), and Xevudy (sotrovimab). The following drugs have received a conditonal marketing approval: Paxlovid (PF-07321332 / ritonavir), and Veklury (remdesivir). Marketing authorisation applications have been submitted for Olumiant (baricitinib), Evusheld (tixagevimab / cilgavimab) and Lagevrio (molnupiravir).

Finally, no treatment specifically targeting the stimulation of respiratory function in hospitalized COVID-19 patients has been approved or recommended for use in USA or in Europe.

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

Our Clinical Development Plans of Sarconeos (BIO101) in DMD (the MYODA program)

We have developed a formulation that is suitable to treat children, especially with swallowing difficulties. We have weight-adjusted the dose range of Sarconeos (BIO101) that we aim to test in the pediatric patient population based on modeling of data from animal studies and the SARA-PK Phase 1 trial in healthy adult and elderly participants. The low end of the dose range is driven by efficacy studies and the upper end of the dose range is driven by safety margins (toxicology and Phase 1). At the low end of the dose range, differences caused by the variance in animal models (i.e., species, age and size) could affect efficacy between animals and humans (both adults and children). At the high end of the dose range, differences in body composition, absorption and metabolism between the age and patient segments could affect safety margins and tolerability. We do not have actual experimental safety PK, PD or efficacy data from clinical testing in a pediatric patient population comprised of developing children (2-12 years), adolescents (12-16 years) or young adults. However, the MYODA clinical study is designed to fill this gap, by testing a range of doses in a dose escalating manner to address these potential differences in safety and efficacy.

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

In June 2018, we received orphan drug designation from the FDA and EMA for Sarconeos (BIO1010) in DMD. In December 2019, we received an IND “may proceed” letter from the FDA (USA) and we received a CTA approval from the FAMHP (Belgium) to start the MYODA study, and to investigate Sarconeos (BIO101) in non-ambulatory patients with signs of respiratory deterioration. In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population and primary endpoint. We have incorporated the FDA’s recommendations and revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration and changed the primary endpoint to respiratory function. The revised protocol will be submitted as an amendment to the FDA and other regulatory authorities for review. We hope to start this study, which will be a global, double-blind, placebo-controlled, group-sequential, Phase 1-3 seamless study, in the second half of 2022, subject to any COVID-19-related delays and the impact of the pandemic on our operational capabilities.

The MYODA study is expected to recruit up to 200 participants, as follows:

Part	Objective	Design	Doses of BIO101	Number of participants
1	To evaluate the safety, tolerability and PK profile of BIO101 and its main metabolites after a single dose (Day 1) and after multiple doses at Day 7, 14 and 56	Double-blind, placebo-controlled, ascending dose-cohorts	1.25, 2.5 and 5mg/kg, placebo	3 cohorts, 6 participants in each cohort
2	To evaluate the safety, tolerability, and efficacy on respiratory function, of BIO101 following 48 weeks double blind dosing, in a small population	Double-blind, placebo-controlled, parallel groups	TBD, placebo	An addition of 30 participants
3	To evaluate the safety, tolerability, and efficacy on respiratory function of BIO101 following 48 weeks double blind dosing, in a large population	Double-blind, placebo-controlled, parallel groups	TBD, placebo	An addition of participants, up to 200 in total

All the study participants will be treated for 48 weeks, followed by an open-label extension. Participants who are recruited during Part 1, to the lower dose cohorts, will be moved to a higher dose, once it is cleared to be used. An independent committee will oversee the study, will review the safety data and allow moving from one dose cohort to the next and will conduct IAs to allow progression from one part of the study to the next.

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

History and Development of Macuneos (BIO201)

Utilizing our expertise in functional screens and assays, we expanded our drug discovery efforts to other age-related diseases, with a focus on retinopathies. Using cellular models developed with the Institute of Vision at Sorbonne University in Paris, we screened a variety of carotenoids and flavonoids for their ability to protect retinal pigment epithelium (“RPE”) cells against the photo-oxidative stress induced by blue light in the presence of A2E, a phototoxic byproduct of the visual pigment cycle. We selected norbixin (an apo-carotenoid) for clinical development based on its pharmacological properties and safety profile in animal models of AMD and Stargardt disease. Next, we identified its molecular target(s) and identified a potential mechanism-of-action.

Potential mechanism-of-action

Inhibition of PPARs

Results from our preclinical studies support continued research to investigate whether Macuneos (BIO201) may protect RPE cells against the photo-oxidative stress induced by blue light in the presence of A2E through transrepression of peroxisome proliferator-activated receptors (“PPARs”). PPARs are nuclear receptors that primarily regulates carbohydrate and lipid metabolism in regenerative tissues only, and inflammatory processes in neuronal tissues, such as the brain or retina. Based on the result from our preclinical studies, we believe that Macuneos (BIO201) potentially counteracts the phototoxic effects of A2E by inhibition of PPARα and PPARγ responsible for the anti-oxidative, anti-inflammatory and anti-apoptotic activity observed in the retina. We believe that the mode of action (“MOA”) of BIO201 differs from the MOA of most PPAR activators that are typically associated with known side effects.

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

Macuneos (BIO201) for AMD

AMD is an age-related degeneration of the macula, the central part of the retina. It is one of the leading causes of irreversible vision loss and blindness in the people over the age of 50 worldwide, according to the BrightFocus Foundation’s Age-Related Macular Degeneration: Facts & Figures Fact Sheet. AMD affects the central part of the retina, known as the macula, which is responsible for central vision and its sharpness. There are two types of AMD:

●	Dry AMD is a multistage process leading to the progressive loss of vision. Dry AMD affects central vision and impairs many functions affecting quality of life and independent living such as reading, driving, and facial recognition. Early-stage dry AMD is characterized by small drüsen accumulation, which may not cause changes in vision, but as drüsen grow in size and increase in number, they may lead to a dimming or distortion of vision that people find most noticeable when they read. Intermediate stage dry AMD is defined by more abundant and larger drüsen and the appearance of early atrophies. Patients at this stage are at high-risk of advancing into geographic atrophy (“GA”), a late stage form of AMD. Patients in the late stage of AMD may have blind spots in the center of their vision and may lose central vision. The prevalence of dry AMD increases significantly with advancing age.
●	Wet AMD is a late stage form of AMD, which is characterized by abnormal growth of blood vessels from the choroid underneath the macula. This is called choroidal neovascularization. These blood vessels leak blood and fluid into the retina, causing distortion of vision that makes straight lines look wavy, as well as blind spots and loss of central vision. These abnormal blood vessels and their bleeding eventually form a scar, leading to permanent loss of central vision.

Approximately 85 to 90% of patients with AMD suffer from the dry (atrophic) form of AMD, called dry AMD, according to estimates provided by the American Macular Degeneration Foundation. We believe that photo-oxidative and inflammatory stresses induced by the accumulation of A2E in RPE cells are the main factors responsible for the degenerative process of the retina in diseases such as AMD. We believe the biggest opportunity in treating dry AMD is preventing advancement into the later stages, GA or wet AMD, where vision loss is severe and can lead to visual disability.

Clinical Development Plans

We are currently conducting chronic and acute rodent and non-rodent toxicology studies that we believe will be sufficient to support our IND and clinical trial applications for our MACA clinical development program. We plan to commence a Phase 1 clinical trial (MACA-PK) with BIO201 in single and multiple ascending doses in healthy volunteers to assess the safety, PK and PD, drug and food interaction of Macuneos (BIO201) in the second half of 2023, subject to regulatory review and approval, any COVID-19-related delays and the impact of the pandemic on our operational capabilities.

We also intend to investigate whether Macuneos (BIO201) may be an effective treatment for Stargardt disease, the most common form of inherited juvenile macular degeneration. The pathophysiology of Stargardt disease is linked to excessive oxidative stress and inflammation following the accumulation of lipofuscin in patients with deficiency of genes important for the visual process. A similar accumulation of Lipofuscin occurs with aging and is believed to be responsible for dry AMD. In both diseases it leads to an accelerated retinal degeneration resulting in loss of vision. Due to the similarity of the pathophysiological processes of Stargardt disease and AMD, and based on the mode of action of Macuneos, we plan to explore clinical development of Macuneos (BIO201) for Stargardt disease in 2023 following our MACA-PK Phase 1 clinical trial, subject to any COVID-19-related delays and the impact of the current pandemic on our operational capabilities.

Market Opportunity

We believe that there is market potential for Macuneos (BIO201) in dry AMD, if approved by regulatory authorities for commercial use. AMD is one of the leading causes of irreversible vision loss and blindness in people over the age of 50 worldwide, and its prevalence increases with advancing age. Based on our review of publicly available data and to our knowledge, there is currently no approved medication for dry AMD, which represents between 85 to 90% of all AMD cases according to the American Macular Degeneration Foundation, and, based on our estimates from publicly available information, affects approximately 170 million people worldwide, and is expected to increase over time as the population ages.

There are a number of companies currently developing treatments, including anti-complement or neuroprotective agents administered by intraocular injections that may treat or alter the progression of dry AMD. We believe the market for AMD will remain fragmented and will include stand-alone and combination treatments for all stages of the disease and that a large market exists for a drug that could be administered orally rather than by monthly intraocular injections. We will continue to study Macuneos (BIO201) to determine its clinical safety and effectiveness, and to explore the feasibility of oral administration, and to further explain its mode of action.

Preclinical and Discovery Pipeline

Our preclinical pipeline currently consists of Macuneos (BIO201), as well as BIO103 and BIO203, which are chemically synthesized life-cycle extension products for Sarconeos (BIO101) and Macuneos (BIO201), respectively, potentially with better pharmacological properties. We are testing these preclinical drug candidates in preclinical models for multiple age-related diseases. We plan to continue to identify new drug candidates through our drug discovery platform based on our functional assays and reverse pharmacology approach.

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

The main competitors for each target indication of our drug candidates include:

●	Sarcopenia: We are not currently aware of any approved medications for sarcopenia. Pharmaceutical development of myostatin inhibitors and SARM have been halted, due to lack of evidence of benefit in multiple Phase 2 studies. Therapy development focuses mostly on exercise (including devices that can improve physical function), food supplements and dietary measures. Early stage development of cell therapy and agents that aim to improve muscle function has also started.
●	COVID-19: There are many ongoing clinical studies to develop medical responses to COVID-19. To date, Veklury (remdesivir) is the only product that has been approved by FDA for the treatment of COVID-19 requiring hospitalization, for adults and pediatric patients 12 years or older. Therapeutic products authorized by FDA under an EUA are the following: Olumiant (baracitinib), REGEN-COV (casirivimab and imdevimab), bamlanivimab and etesevimab, sotrovimab, Actemra (tocilizumab), Evusheld (tixagevimab co-packaged with cilgavimab), Paxlovid (nirmatrelvir and ritonavir), molnupiravir, and bebtelovimab. Because the anti-SARS-CoV-2 mAbs bamlanivimab-etesevimab and casirivimab-imdevimab combinations are predicted to have markedly reduced activities against Omicron variant, and because real-time testing to identify rare, non-Omicron variants is not routinely available, FDA revised the authorization for these anti-SARS-CoV-2 mAbs to limit their use to only when the patient is likely to have been infected with or exposed to a variant that is susceptible to these treatments. In the EU, EMA has granted a marketing approval to the following drugs for the treatment of COVID-19: Kineret (anakinra), Regkirona (regdanvimab), RoActemra (tocilizumab), Ronapreve (casirivimab / imdevimab), and Xevudy (sotrovimab). The following drugs have received a conditonal marketing approval: Paxlovid (PF-07321332 / ritonavir) andVeklury (remdesivir). Marketing Authorisation applications have been submitted for Olumiant (baricitinib), Evusheld (tixagevimab / cilgavimab) and Lagevrio (molnupiravir).
●	Duchenne Muscular Dystrophy: Corticosteroids are the standard drug therapy for DMD patients in many countries throughout the world, this includes Emflaza (deflazacort, by PTC therapeutics), which was approved by the FDA in 2017, however their benefit for non-ambulatory patients with evidence of respiratory deterioration is limited. To our knowledge, three targeted therapies have been approved to date, which all are treatments that target the genetic mutation: Exondys51 (eteplirsen, by Sarepta), Vyondys53 (golodirsen, by Sarepta) and Amondys 45 (casimersen, by Sarepta) in the United States, and Translarna (ataluren, by PTC therapeutics) in Europe. While many new therapies are in development, most focus on ambulatory children. Only very few candidates, and in early stages, are being developed to treat patients who are non-ambulatory and with signs of respiratory deterioration.
●	Dry Age-Related Macular Degeneration: Based on our review of research in this area, currently there are no approved therapeutic treatments for dry AMD. We believe that a number of other companies are developing drugs that may treat or alter the progression of the disease. Such competitors include, but are not limited to Allegro Ophthalmics, Apellis Pharmaceuticals, Astellas, Hemera Biosciences, Ionis Pharmaceuticals, Ophthotech Corporation, Roche and Stealth Biotherapeutics.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for both preclinical studies and all phases of clinical trials, as well as for commercial production should any of our drug candidates receive marketing approval for commercialization. We obtain key raw materials for Sarconeos (BIO101) and Macuneos (BIO201) from third-party suppliers. We are developing at the pilot and industrial scales the manufacturing processes and transfer them through agreements to third party European and American Clinical Development Manufacturing Organizations (“CDMOs”). Non GMP and GMP batches are produced in compliance with regulations for preclinical and clinical studies, including in view of the relevant guidelines adopted by the EMA,

FDA, ANVISA and other regulatory authorities regarding the COVID-19 context. These batches allowed us to conduct all of our clinical programs. We plan to sign and signed agreements with the same and/or alternative manufacturers for industrial scale-up to submit the regulatory applications for approval and market access, subject to the global COVID-19 pandemic conditions and the impact of the current pandemic on operational capabilities. The manufacturing capacities allowed us to complete the SARA-INT clinical trial in sarcopenia and we currently have sufficient quantities to conclude COVA phase 2/3 clinical study with Sarconeos (BIO101) in COVID-19, as well as conduct the first two parts of the planned MYODA clinical trial in DMD.

Sarconeos (BIO101)

BIO101, the API of Sarconeos, is a pharmaceutical grade small molecule, 20-hydroxyecdysone (>97% purity of the active molecule). We have produced the API for preclinical and clinical development by purifying the active molecule from Cyanotis sp or Stemmacantha sp, plants cultivated in China and used for medicinal purposes in Traditional Chinese Medicine. We currently rely on one supplier for the quantities of starting material for all our studies. We have not entered into a long-term supply agreement with this supplier for commercial scale up. However, we currently have a supply agreement allowing enough quantities for our ongoing clinical programs, as well as for the manufacturing of validation and registration batches. BIO101 is purified for pharmaceutical use (>97% purity of the active molecule) using proprietary and patented processes, in compliance with GMP for pharmaceuticals, by Patheon/ThermoFisher Scientific our manufacturing partner located in Germany and Austria. We have not entered into a long-term supply agreement with Patheon/ThermoFisher. We have, by agreement, initiated the scaling-up of the manufacturing process for validation and registration batches. We believe that the supply chain we have developed over the last five years has been sufficiently scaled up, and we have already secured sufficient quantities to conduct the planned clinical trials.

We believe we can secure sufficient quantities for regulatory approval and marketing authorization for Sarconeos BIO101 in COVID-19, using our current supply chain, through scaling up production at the ThermoFisher’s sites of Linz (Austria) and Bourgoin (France) to industrial level capacity and GMP standards, subject to the impact of the current pandemic on operational capabilities. Depending on positive results of the clinical program, we will have to address significant upscaling of sourcing and manufacturing to support any commercial launch.

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

Pursuant to the terms of the research and collaboration agreements, each of the parties to the agreements remains the owner of intellectual property it owned prior to the time of the agreement, and all parties will have equal ownership of any patents resulting from the research conducted pursuant to such agreements. The parties must jointly agree as to whether the results of research conducted pursuant to the agreement should give rise to the filing of a patent application. In the event that one party does not wish to file a patent application but another party does and agrees to bear alone the cost of such filing, it will have the right to do so and the party who declined to pursue registration of the patent will be required to assign its co-ownership interest of the patent and patent applications to the other party at no charge. For any patent application that is filed, we are responsible for managing the patent application and all intellectual property registrations in France or abroad. In the event that a party desires to assign its co-ownership interest in a patent (except in the event of an assignment between Sorbonne University and CNRS or to one of the inventors within the team dedicated to the research), the other parties to the agreement will have a preemptive right to acquire such party’s co-ownership interest. We have an option to obtain exclusive commercial rights with respect to any products developed through the parties’ research pursuant to the terms of the collaboration agreements (whether patentable or not), which the Company exercised regarding patent families S1 through S10 and patent families MI through MV and still is in a position to exercise regarding ongoing researches and other patent families. The parties may use the results of research conducted pursuant to the agreements for other research purposes, subject to informing the other parties to the agreement if such research is to be carried out in collaboration with third parties.

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

We have a research and collaboration agreement with Sorbonne University and CNRS dated February 1, 2019 (as amended) relating to heart failure associated with DMD.

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

Current Intellectual Property Portfolio

Our patent portfolio covers 15 patent families, which include a total of 48 co-owned issued patents and a total of 48 co-owned patent applications. We have recently filed other patent applications that are currently under examination.

The issued patents in our portfolio consist of nine European patents, five U.S. patents, and 20 patents in other jurisdictions, including Australia, Brazil, China, Japan and Russia.

The pending patent applications in our portfolio consist of four European patent applications, five U.S. patent applications, and 31 patent applications pending in other jurisdictions, including Australia, Brazil, Canada, China, India, Japan, Mexico, Russia and South Korea.

Our patents and patent applications are all jointly owned by us and Sorbonne, and in some cases together with other academic research institutions (i.e., CNRS, INRA and INSERM). We hold exclusive commercial rights through licenses of each of our drug candidates.

Our drug candidates rely upon one or more patent rights protecting various technologies, including rights related to:

●	the use of phytoecdysones in the preparation of a composition to act on metabolic syndrome (Patent family No. S1 “metabolic syndrome”);
●	the use of phytoecdysones in stabilizing weight in overweight or obese subjects after dieting (Patent family No. S2 “weight stabilization”);
●	the use of phytoecdysones to improve muscular quality in obese and/or sarcopenic mammals (Patent family No. S3 “muscular quality”);
●	a process whereby new chemical entities are used in the preparation of medicines (Patent family No. S4 “phytoecdysone analogue”);
●	a process for extracting purified 20-hydroxyecdysone and the therapeutic use of these extracts to improve muscle function or treat cardiovascular disease (Patent family No. S5 “20-hydroxyecdysone; extracts”);
●	the use of 20-hydroxyecdysone components and their derivatives to treat myopathies and other muscular dystrophies (Patent family No. S6 “20-hydroxyecdysone”);
●	the use of phytoecdysones to prevent loss of muscular strength after immobilization (Patent family No. S7 “Loss of muscle strength”);
●	the use of phytoecdysones in a treatment of neuromuscular disease (Patent family No. S8 “Phytoecdysones in neuromuscular diseases”);
●	the use of phytoecdysones in a treatment of impaired respiratory function (Patent family No. S9 “Phytoecdysones in respiratory diseases);
●	the use of phytoecdysones and their derivatives for use in the treatment of impaired respiratory function during a viral infection (Patent family No.10 “Phytoecdysones in COVID-19 respiratory disease”);
●	the use of a composition of bixin and norbixin to protect the skin against sun damage (Patent family No. MI “Photo-protection”);
●	the use of bixin and norbixin compounds to protect the eye against AMD (Patent family No. MII “AMD”);
●	the use of a composition using norbixin in the treatment of AMD (Patent family No. MIII “Composition for protecting retinal epithelial cells”);
●	the use of compounds from the family of flavonoids and anthocyanidins for the treatment, prevention and/or stabilization of AMD and/or Stargardt’s disease, pigmentary retinopathy and/or diabetic retinopathy (Patent family MIV “Use of 3-deoxyanthocyanidins for the treatment of eye diseases”); and
●	The use of compounds targeting the eye and use thereof for treating ocular diseases (Patent family MV “Use of compounds targeting the eye for the treatment of ocular diseases”).

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

Our issued patents and patent applications (if issued) will expire as follows (unless extended):

Patent family No. S1:

●	Patent No. FR2924346 expires November 30, 2027.
●	Patent Nos. AU2008332981, CN102231986, BRPI0820455-1, EP2217255, RU2010126625 and US8236359 expire November 19, 2028.

Patent family No. S2:

●	Patent No. FR2982489 expires November 10, 2031.
●	Patent Nos. CN103957727, EP2775859, JP6346094 and JP6462918 expire November 12, 2032.

Patent family No. S3:

●	Patent No. FR2983733 expires December 13, 2031.
●	Patent No. EP2790706 expires December 13, 2032.

Patent family No. S4:

●	Patent No. FR3021318 expires May 20, 2034.
●	Patent Nos. AU2015263121, CN106536539, EP3145942, JP6621217, RU2724329, US9938315 and US10316056 expire May 20, 2035.

Patent family No. S5:

●	Patent No. FR3065644 expires April 28, 2037.

Patent family No. S6:

●	Patent No. FR3065642 expires August 31, 2037.

Patent family No. S7:

●	Patent No. FR3078252 expires February 28, 2038.

Patent family No. S8:

●	Patent No. FR3093640 expires March 15, 2039.

Patent family No. S9:

●	Patent No. FR3093641 expires March 15, 2039.

Patent family No. S10

●	Patent No. FR3108504 expires March 30, 2040.

Patent family No. MI

●	Patent Nos. FR2947173 and FR2955767 expire June 25, 2029
●	Patent Nos. BR1010113-6, EP2445476 and US9173823 expire June 25, 2030

Patent family No. MII

●	Patent Nos. FR2975008 and FR2996773 expire May 13, 2031.
●	Patent Nos. EP2717891, JP6421306, and JP6432913 expire May 14, 2032.

Patent family No. MIII

●	Patent No. FR3035589 expires April 30, 2035.
●	Patent Nos. EP3288551, JP6660401, MX/a/2017/013918, RU2715889 and US10314804 expire April 28, 2036.

Patent family No. MIV

●	Patent No. FR1554761 expires May 27, 2035.
●	Patent Nos. EP33302463, JP6738412, RU2730854 and US10513503 expire May 27, 2036.

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

Trademarks

In addition to patent protection, we have trademark protection in many countries for our name (Biophytis) and our drug candidates (in particular, “Macuneos” and “Sarconeos”). In total, we hold 42 trademarks or trademark applications. None of our trademarks are subject to a third-party license.

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

Government Regulation

Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing, and export and import of pharmaceutical products and active pharmaceutical ingredients, such as those we are developing. The process of obtaining regulatory approvals, authorizations, and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests, preclinical animal studies, and toxicity data, performed in accordance with the GLP regulations;
●	submission to the FDA of an IND, which must become effective before human clinical studies may begin;
●	approval by an independent IRB or ethics committee representing each clinical site before each clinical study may be initiated;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug candidate for each proposed indication;
●	preparation of and submission to the FDA of a NDA after completion of all pivotal clinical studies;
●	review of the product application by an FDA advisory committee, where appropriate and if applicable;
●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the drug candidate is produced to assess compliance with cGMP; and
●	FDA review and approval of an NDA or Biologic License Application, or BLA, prior to any commercial marketing or sale of the drug in the United States.

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

With the declaration of COVID-19 as a worldwide pandemic and public health emergency, several programs have been utilized, to expedite review of medications. These include:

●	EUA authority allows the FDA to help strengthen the nation’s public health protections against chemical, biological, radiological and nuclear threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under section 564 of the Federal Food, Drug and Cosmetic Act, or FD&C Act, the FDA Commissioner may allow unapproved medical products, or unapproved uses of approved medical products, to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives. The EUA allows temporary use of the medical product, based on efficacy data, which is usually not sufficient on its own for approval. For example, A few anti-viral agents (including Veklury (remdesivir) and Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have received emergency use authorizations for certain patient populations and indications. An EUA may be revoked at the conclusion of a public health emergency, and there may be certain limitations to its uses, such as label statements specifying that the product only has an EUA, and that it has not received the FDA’s clearance or approval.
●	In Europe, the EMA has put in place a COVID-19 task force, to provide rapid scientific advice and review interim data, on a rolling basis, as a part of a (conditional) marketing authorization or for an extension of indication in case of authorized medicines.
●	In the United Kingdom, the MHRA has put in place a process for a temporary authorization for the supply of an unlicensed medicinal product for use in response to certain specific types of public health threat—under regulation 174.

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

It is expected that, with respect to COVID-19-related EUA programs, data collection post-approval will be required, either in the form of a clinical trial, or by other methods (e.g. real-world data). Several anti-viral agents, for example Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have already received emergency use authorizations in the United States for specific indications and patient groups,.

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

To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use (“Clinical Trials Regulation”) was adopted in 2014 and will apply as from January 31, 2022. The Clinical Trials Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency, notably via a clinical trial information system set up by the EMA. The Clinical Trials Regulation applies as from January 31, 2022. The Clinical Trials Regulation allows to still start and conduct a clinical trial in accordance with Clinical Trials Directive 2001/20/EC during a transitional period of one year after application date (so until January 31, 2023). Clinical trials authorized under the Clinical Trials Directive 2001/20/EC can continue to be conducted under the Clinical Trials Directive 2001/20/EC until January 31, 2025. An application to transition ongoing trials from the Clinical Trials Directive 2001/20/EC to the Clinical Trials Regulation will need to be submitted and authorized before the end of the transitional period on January 31, 2025.

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

The Community MA is issued centrally by the European Commission through the Centralized Procedure, based on the opinion of the CHMP of the EMA and is valid throughout the entire territory of the EU and will be recognized in the other EEA Member States Norway, Iceland and Liechtenstein. The Centralized Procedure is mandatory for certain types of products such as orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of neurodegenerative disorders. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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

We lease approximately 504 square meters of office space at Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu, 75005 Paris, France for research and development and administrative activities. The lease agreement (convention d’occupation du domaine public) provides for a one-year renewable term. We incurred annual lease expense of €173 thousand for the year 2021. We believe that our existing facility is adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Item 4A.  Unresolved Staff Comments.

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in Phase 2 clinical trials in the United States and Europe (SARA-INT). It was also studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

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

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our drug candidates, including:

●	personnel-related costs, such as salaries, bonuses, benefits, travel and other related expenses, including share-based compensation;
●	expenses incurred under our agreements with CROs, clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials;
●	costs associated with regulatory filings;
●	costs of acquiring preclinical study and clinical trial materials, and costs associated with preclinical development formulation and process development;
●	depreciation, maintenance and other facility-related expenses; and
●	as an offset of our research and development expenses, the CIR, which is a French tax credit dedicated to R&D.

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

We expect our research and development expenses to increase for the foreseeable future as we progress our drug candidates into and through clinical trials. Furthermore, to the extent we undertake to commercialize any drug candidates approved or authorized for any indication for sale, our expenses will likely increase even more. The process of conducting the necessary clinical research to obtain regulatory approval or authorization of a drug candidate is costly and time consuming. We will require additional funding, beyond the proceeds raised in our U.S. initial public offering, to fund our continuing operations. The probability that any of our drug candidates receives regulatory approval or authorization and eventually is able to generate revenue depends on a variety of factors, including the quality of our drug candidates, early clinical data, investment in our clinical program and further clinical validation, competition, manufacturing capability and commercial viability. We may never succeed in obtaining regulatory approval or authorization for any of our drug candidates. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our drug candidates, if approved or authorized.

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

Net Financial Income (Expense)

Net financial income (expense) includes amortized cost of the reimbursable advances, amortized cost of non-convertible bonds and of the debt component of the convertible notes issued to Kreos Capital, change in fair value on derivative financial instruments related to the conversion option of the convertible notes issued to Kreos Capital and related to the warrants issued to Kreos Capital, fair value adjustments on convertible notes issued to NEGMA and ATLAS, the amortization of the day one losses related to the warrants attached to the convertible notes and to the debt component of the convertible notes issued to Kreos, other financial income and expense, the net financial income related to NEGMA returning to us cash settlement related to contractual terms in relation with the NEGMA litigation (as described in further detail in the paragraph “Results of Operations” below and in Note 12.2.1 to the audited consolidated financial statements), the financial indemnity paid to NEGMA in 2021 (as described in further detail in the paragraph “Results of Operations” below and in Note 13.2.1 to the audited consolidated financial statements) and foreign exchange gains and losses.

COVID-19 Impact

We have, like many other companies, experienced disruptions due to the COVID-19 pandemic. Although the COVID-19 pandemic appears to be gradually subsiding, given the rapid changes associated with COVID-19, we have and are continuing to take the necessary precautions to protect our employees, partners and operations. For example, we allow our employees to work from home on average two days a week and organize meetings and events in a virtual way whenever possible. We have also imposed restrictions on travel, which is now limited to professional imperatives only.

Our clinical studies have been impacted by COVID-19. Our SARA-INT trial in sarcopenia was impacted by the emergence of COVID-19 and lockdowns in Belgium and several American states (California and New York in particular). In light of the various measures adopted by governments and health authorities to restrict movement and protect the safety of patients, we had to adapt our SARA-INT protocol in order to ensure the continuity of the trial, in particular by closing all on-site activities, replacing them by phone calls, organizing Investigational Product delivery to patients’ homes, and expanding the treatment from six to nine months for some patients. Despite these interruptions of in-office study visits and other disruptions, we were able to retain most of the study participants, and a total of 203 participants completed the SARA-INT study. The last patient completed his final on-treatment visit in December 2020. However only 106 patients could perform the 400m walk test, which was the primary endpoint of our study.

In addition, our MYODA program in DMD and MACA program for dry AMD planned for 2022 and 2023, respectively, could be delayed if new lockdowns or other restrictions are put in place as a result of a resurgence of COVID-19 or emergence of new vaccine resistant strains.

Patient recruitment for our COVA trial to treat COVID-19 patients has ended earlier than planned as a result of the evolution of the pandemic. Due to a lack of subjects meeting enrollment criteria, we have decided to stop enrollment in the COVA study with immediate effect and we plan to obtain topline results after the end of the 28-day treatment period during the second quarter of 2022 and complete results in the third quarter of 2022.

Critical Accounting Policies and Significant Judgments And Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 2.3 to our audited consolidated financial statements as of December 31, 2020 and 2021 and for each of the three years ended December 31, 2019, 2020 and 2021.

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

During the year ended December 31, 2021, we issued notes convertible into ordinary shares and/or redeemable for cash to ATLAS and non-convertible bonds, convertible notes and warrants to Kreos Capital.

In accordance with IFRS 9 Financial Instruments, we measured the fair value of the convertible notes issued to NEGMA and ATLAS based on a binomial valuation model, which makes assumptions about complex and subjective variables. These variables notably include the value of our shares, the expected volatility of the share price over the lifetime of the instrument, and the assumed present and future behavior (including estimated timing of exercise, conversion and other decisions) of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of financial instruments and equity instruments in accordance with IAS 32 Financial Instruments: presentation, and IFRS 9 Financial Instruments.

In accordance with IFRS 9 Financial Instruments, convertible notes issued to NEGMA and ATLAS were measured at fair value on the date of issuance (based on a binomial valuation model) with recognition of the changes in fair value in the consolidated statement of operations. At issuance date, a day one loss has been recognized in financial expense for the difference between the fair value of the convertible notes and the nominal value of the debt adjusted of the equity instruments related to the attached warrants (if any).

The warrants issued to NEGMA in 2019 and KREOS in 2018 are recognized at fair value at the issuance date through equity in accordance with IFRS 9 Financial Instruments.

In accordance with IFRS 9 Financial Instruments, the convertible notes issued to Kreos Capital with warrants were considered as an hybrid contract with a debt component and derivative instruments related to the conversion option and the warrants.

The convertible notes were initially recognized at fair value (based on the black&scholes valuation model) and subsequently bifurcated in a debt component recorded at amortized cost and a derivative instrument recorded at fair value through profit or loss. The Company determined that the fair value of the convertible notes and warrants on initial recognition differs from the transation price. A day one loss has been recognized at issuance date as a separate asset under other non-current financial asset line item and is amortized over the maturity of the instruments.

Due to contractual clauses, the Company determined that the warrants could not be settled in all circumstances by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instrument. As a result, the warrants issued to KREOS in November 2021 at the same time as the loan arrangement with Kreos have been considered as derivative instruments recorded at fair value through profit or loss. Subsequent changes in fair value of the warrants are recognized in the statement of consolidated operations in accordance with IFRS 9 Financial Instruments.

The warrants issued to Kreos in 2018 were initially recognized as equity instruments. By subscribing to the 2021 warrants, Kreos Capital has expressly waived the right to exercise the 2018 warrants. As a result, the 2018 warrants were measured at fair value (based on the Black-Scholes valuation model) on November 19, 2021 and recognized as a reduction of equity.

Non-recognition of deferred tax assets net of deferred tax liabilities

The determination of the amount of deferred tax assets which can be recognized requires management to make estimates on both the period in which tax losses carried forward will be realizable, and the level of future taxable income.

As of December 31, 2019, 2020 and 2021, no deferred tax asset has been recognized in our financial statements except as a result of the expected taxable income to be derived from deferred tax liabilities.

We recognized in 2019:

●	a deferred tax liability with respect to the equity component of the non-convertible bonds issued in 2019 for €80 thousand, as a decrease of equity on initial recognition under IAS 12 Income Taxes; and
●	a deferred tax asset with respect to net operating losses (NOLs) carried forward as a result of the deferred tax liabilities generated, resulting in deferred tax income of €80 thousand in the statement of consolidated operations.

No deferred tax liability nor deferred tax assets were recognized in 2020 and in 2021.

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

A.	Operating Results

Comparison for the years ended December 31, 2020 and 2021

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development, net	(9,921)	(19,665)
General and administrative expenses	(4,021)	(7,150)
Operating loss	(13,942)	(26,815)
Financial expenses	(1,531)	(2,581)
Financial income	34	24
Change in fair value of convertible notes	(10,080)	(1,875)
Net financial expense	(11,575)	(4,432)
Loss before taxes	(25,517)	(31,247)
Income taxes benefit (expenses)	—	—
Net loss	(25,517)	(31,247)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2020 and 2021.

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Personnel expenses	(2,553)	(4,392)
Purchases and external expenses	(10,459)	(19,345)
Other	(251)	(264)
Research and development expenses	(13,263)	(24,001)
Research tax credit	3,328	4,080
Subsidies	14	256
Research tax credit and Subsidies	3,342	4,336
Research and development, net	(9,921)	(19,665)

Personnel costs, including stock-based payments for engineers and research personnel, were €2,553 thousand and €4,392 thousand for the years ended December 31, 2020 and 2021, respectively. The increase in personnel expenses in 2021 compared to 2020 was related to the staff reinforcement as part of the COVA clinical study and expenses relating to share-based payment for €2,125 thousand in 2021 compared to €367 thousand in 2020.

Purchases and external expenses related to our research activity were €10,459 thousand and €19,345 thousand for the years ended December 31, 2020 and 2021, respectively. The increase in purchases and external expenses related to our studies and research costs was primarily related to the progression of our COVA Phase 2-3 study as well as to the finalization for results publication of our SARA-INT phase 2 study. These expenses consisted primarily of the cost of CROs in conducting clinical trials and non-clinical studies, as well as the costs of CDMOs for the manufacturing scaling-up of Sarconeos (BIO101) in preparation of a potential filing with Regulatory Authorities upon positive results from COVA.

We have benefited from the Research Tax Credit (CIR) since our incorporation. The CIR amounted to €3,328 thousand and €4,080 thousand for the years ended December 31, 2020 and 2021, respectively. In December 2020, a portion of the CIR receivable for 2020 was prefinanced by the FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 2020 with NEFTYS CONSEIL SARL as arranger, or NEFTYS. In December 2021, a portion of the CIR 2021 receivable (€3,450 thousand) was prefinanced by NEFTYS.

As part of the BPI France conditional advance for the “BIO 201” project, the Company was entitled to receive a grant of €380 thousand, of which €202 thousand was recognized as a subsidy in 2021 since 53% of the budget of research and development expenses were incurred at the closing date.

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2020 and 2021.

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Personnel costs	(1,796)	(3,107)
Purchases and external expenses	(2,188)	(3,991)
Other	(37)	(52)
General and administrative expenses	(4,021)	(7,150)

Personnel costs, including share-based payments, for general management and administrative staff were €1,796 thousand and €2,836 thousand for the years ended December 31, 2020 and 2021, respectively. This increase was mainly due to the reinforcement of the Company’s staff, mostly for Business Development and Sox Compliance, as well as to the impact of the stock based compensation expense related to Founders’ warrants and free shares granted in late 2020 and in 2021.

Purchases and external expenses were €2,188 thousand and €3,991 thousand for the years ended December 31, 2020 and 2021, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since February 2021, accounting and audit fees, insurance and legal fees.

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2020 and 2021.

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Financial interest of the non-convertible bonds and convertible notes issued and amortized cost of the non-convertible to Kreos	(817)	(555)
Change in fair value of convertible notes issued to ATLAS and NEGMA and derivative instruments	(10,080)	(1,875)
NEGMA financial indemnity		(1,695)
Other financial expenses	(231)	(383)
Transaction costs related to the issuance of convertible notes	(453)	(166)
Net financial income related to NEGMA returning to Biophytis damages paid	34	20
Amortization of the day one losses		(54)
Other financial income	1	4
Foreign exchange gains (losses)	(29)	14
Net financial expense	(11,575)	(4,432)

Net financial expense was €(11,575) thousand and €(4,432) thousand for the years ended December 31, 2020 and 2021, respectively.

During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,307 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€3,017) thousand and (iii) the change in fair value of the derivative instruments for (€174) thousand.

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for (€5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€4,776) thousand.

NEGMA agreement

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

On April 6, 2020, as part of the implementation of the ATLAS agreement described below, we terminated the contract with NEGMA.

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

The Company and NEGMA appealed the decision of the Paris Commercial Court.

On November 18, 2020, the Paris Court of Appeal cancelled the May decision and ordered NEGMA to return to us the 2,050,000 shares previously delivered to NEGMA as well as the provision of €378 thousand. In addition, NEGMA is required to pay €41 thousand to us as additional compensation recorded under the financial result of the period.

As of December 31, 2020, the Company recognized the right to receive the 2,050,000 shares to be returned by Negma in equity for €1,210 thousand in counterparts of the recognition of a financial liability. As of December 31, 2020, the financial liability due to Negma amounted to €7,357 thousand which represent 7,000,000 shares at fair value (€6,447 thousand) and the contractual penalties alleged by NEGMA (€910 thousand). As of December 31, 2021, the Company has fulfilled all of its obligations under the judgment of the Paris-Commercial Court rendered on March 16, 2021 and under the judgement rendered on July 16, 2021 by the judge of the Paris Court of Justice in charge of overseeing the execution of judgments as detailed below. The financial liability due to Negma as of December 31, 2021 is nil.

During the year 2020, 68 bonds held by NEGMA were converted into new shares generating the issuance of 3,400,000 shares under the formula mentioned above for tranche 1 and tranche 2.

NEGMA also exercised all BSAT2 during the year ended December 31, 2020 generating the issuance of 694,444 shares. All BSAT1 were still outstanding as of December 31, 2020. During the year ended December 31, 2021, NEGMA exercised all BSAT1 generating the issuance of 585,936 shares at a share price of €0.64.

On March 16, 2021, the Paris Commercial Court rendered a judgement in NEGMA’s favor and ordered Biophytis to pay NEGMA a sum of €910 thousand in contractual penalties with late payment interest calculated at the LIBOR rate + 10%, to deliver to NEGMA 7,000,000 shares, subject to a penalty of €50 thousand per day of delay as from the tenth day after the notification of the judgment and for a period of 30 days and to pay NEGMA €100 thousand under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Biophytis filed a petition with the Paris Commercial Court on the ground of failure of the Judgment to rule on certain claims made by the Company in the proceedings and appealed the Judgment to the Paris Court of Appeal.

In addition, as regards to the execution of this Judgement, Biophytis has served NEGMA with a petition filed with the Presiding Judge of the Paris Court of Appeal requesting that immediate enforcement of the Judgment be stayed or, alternatively, that it be modified. Oral argument on this matter occurred on September 6, 2021 and the court is still deliberating.

In the meantime, on June 24, 2021, NEGMA served Biophytis with a petition filed with the judge of the Paris Court of Justice charged with overseeing the execution of judgments requesting (i) the payment of the fine for non-performance imposed by the Judgment in connection with its order to Biophytis to deliver 7,000,000 shares and (ii) that a final fine for non-performance be set.

Pursuant to a judgment rendered on July 16, 2021, the judge of the Paris Court of Justice in charge of overseeing the execution of judgments partially granted NEGMA’s claims (i) ordered Biophytis to pay the fine for non-performance imposed by the Judgment for €1,500 thousand, (ii) imposed a new provisional fine for non-performance of €50 thousand per day of delay in complying with the Judgment’s order against Biophytis, as of the tenth day from service of this judgment, for a period of 30 days, (iii) ordered Biophytis to pay NEGMA €8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) ordered Biophytis to pay the costs of the proceedings.

Biophytis has fulfilled all of its obligations under the above two judgments.

During the year ended December 31, 2021, the Company has paid (i) the contractual penalties (€910 thousand recorded in the financial liability due to NEGMA as of December 31, 2020), (ii) the fine for non-performance imposed by the Judgment €1,500 thousand, (iii) €108 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of €87 Thousand.

As a result, the Company recorded financial indemnities of €1,695 thousand in the statement of operations during the year ended December 31, 2021.

With regard in particular to the delivery of 7,000,000 shares to NEGMA, Biophytis has (i) delivered in August 2021 to NEGMA the 2,050,000 shares created and delivered to NEGMA in June 2020 and returned by NEGMA to Biophytis under the judgment of the Paris Court of Appeal dated November 18, 2020, which Biophytis had kept in self-holding for a total amount of €1,521 thousand and (ii) issued 4,950,000 new shares to NEGMA in August 2021 as part of a capital increase reserved for it on the basis of the 13th delegation of the general meeting of May 10, 2021 for a total amount of €3,619 thousand.

Biophytis has appealed against this judgment and, more generally, is taking all measures to safeguard its interests.

Following the delivery of the 2,050,000 shares and the issuance of the 4,950,000, the Company recorded in the statement of operations changes in fair value of the financial liability due to Negma of €1,307 thousand as of December 31, 2021.

Changes in fair value of the financial liability due to Negma amounted to (€5,304) thousand during the year ended December 31, 2020.

ATLAS contracts

In April 2020, we signed a new convertible bond financing of €24 million with ATLAS (the “2020 ATLAS Contract”) to continue the development of Sarconeos (BIO101). We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020, and a third tranche of €3 million on August 28, 2020.

In 2020, 330 convertible notes (nominal value of €25 thousand each) were converted and the remaining 30 notes were redeemed in cash. As of December 31, 2020, there were no outstanding convertible notes issued to ATLAS.

On May 27, 2021, we issued a fourth and fifth tranche of €3 million each. On September 20, 2021, we issued a sixth and seventh tranche of €3 million each. On December 20, 2021, we issued an eighth of €3 million.

As of December 31, 2021, 376 convertible notes had been converted and there are 224 convertible notes outstanding. Pursuant to the 2020 ATLAS Contract, all ORNANEs have been issued to ATLAS.

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes. As of December 31, 2021, no convertible notes have been issued as part of this contract. Since December 31, 2021, we drew down €4 million from our 2021 credit facility with ATLAS.

During the years ended December 31, 2021 and December 31, 2020, the Company recorded in the statement of operations changes in fair value of the convertible notes issued to Atlas for (€3,017) thousand and (€4,776) thousand, respectively.

Kreos agreements

In accordance with IFRS 9, the non-convertible debt component related to the 2018 Kreos venture loan agreement is measured according to the amortized cost method, which amounted to €0.9 million as of December 31, 2021 and to €4.4 million as of December 31, 2020.

On November 19, 2021, we signed a new venture loan agreement and bonds issue agreement which could provide for up to €10 million in financing to us through the issuance by us to Kreos of non-convertible bonds for €7.75 million (straight bonds) and convertible notes of €2.25 million, plus the issuance of attached warrants to the first tranche.

The loan agreement includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche limited to €677 thousand was drawn on December 29, 2021.

In accordance with IFRS 9, the non-convertible bonds related to the 2021 Kreos venture loan agreement are initially recognized at fair value and subsequently measured at amortized cost, which amounted to €5.2 million as of December 31, 2021.

Due to contractual clauses, the Company determined that the conversion option could not be settled in all circumstances by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instrument. As a result, in accordance with IFRS 9, the convertible notes were considered as an hybrid contract with a debt component and a derivative instrument related to the conversion option.

The conversion option was measured at fair value on the date of issuance (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the statement of consolidated operations in accordance with IFRS 9. As of December 31, 2021, the derivative financial instruments related to the warrants amounted to €839 thousand.

The warrants have been considered as derivative instruments due to parity not fixed. A deferred day one loss has been recognized as a financial asset for the fair value of the warrants at issuance date and amortized over the maturity of the warrants (84 months). Subsequent changes in fair value of the warrants are recognized in the statement of consolidated operations in accordance with IFRS 9. As of December 31, 2021, the derivative financial instruments related to the warrants amounted to €639 thousand.

During the year ended December 31, 2021, the Company recognized €555 thousand (€817 thousand in 2020) of interest expense and amortized costs related to Kreos loan agreements.

During the year ended December 31, 2021, the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to (€174) thousand.

Comparison for the years ended December 31, 2019 and 2020

	December 31,	December 31,
(Amounts in thousands of euros)	2019	2020
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development, net	(9,089)	(9,921)
General and administrative expenses	(6,593)	(4,021)
Operating loss	(15,682)	(13,942)
Financial expenses	(1,496)	(1,531)
Financial income	18	34
Change in fair value of convertible notes	(1,867)	(10,080)
Net financial expense	(3,344)	(11,575)
Loss before taxes	(19,026)	(25,517)
Income taxes benefit	80	—
Net loss	(18,946)	(25,517)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2019 and 2020.

	December 31,	December 31,
(Amounts in thousands of euros)	2019	2020
Personnel expenses	(3,063)	(2,553)
Purchases and external expenses	(8,660)	(10,459)
Other	(214)	(251)
Research and development expenses	(11,937)	(13,263)
Research tax credit	2,807	3,328
Subsidies	41	14
Research tax credit and Subsidies	2,848	3,342
Research and development, net	(9,089)	(9,921)

Personnel costs, including stock-based payments for engineers and research personnel, were €3,063 thousand and €2,553 thousand for the years ended December 31, 2019 and 2020, respectively. The decrease in personnel expenses in 2020 compared to

2019 was related to the downsizing of our structure initiated during the second half of 2019 and also to a lower average salary for new employees in 2020.

Purchases and external expenses related to our research activity were €8,660 thousand and €10,456 thousand for the years ended December 31, 2019 and 2020, respectively. The increase in purchases and external expenses related to our studies and research costs was primarily related to the progression of our SARA-INT study and the launch of our COVA study. These expenses consisted primarily of the cost of CROs in conducting clinical trials and non-clinical regulatory studies.

Research and development expenses related to activities in connection with conducting clinical trials and non-clinical studies of our drug candidates for the treatment of age-related diseases and the treatment of severe respiratory failure in patients suffering from COVID-19.

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

Personnel costs, including share-based payments, for general management and administrative staff were €1,998 thousand and €1,796 thousand for the years ended December 31, 2019 and 2020, respectively. This decrease was due to the downsizing of our G&A functions.

Purchases and external expenses were €2,393 thousand and €2,188 thousand for the years ended December 31, 2019 and 2020, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France, accounting and audit fees, and legal fees.

In its decision dated October 1, 2019, the French Financial Market Authority, or the AMF, imposed a financial penalty of €100 thousand on us for failing to immediately communicate to the market the privileged information relating to the significant delay in the entry in phase 2 of clinical studies of two drug candidates. The Company settled this liability along with a late-filing penalty of €10 thousand. This amount is included in the general and administrative expenses for 2019.

The overall decrease in general and administrative expenses for the year ended December 31, 2020, was primarily due to the one-off fees related to our attempted 2019 Nasdaq listing application.

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

Net financial expense was €(3,344) thousand and €(11,575) thousand for the years ended December 31, 2019 and 2020, respectively.

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for (€5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€4,776) thousand.

During the year ended December 31, 2019, the change in fair value of convertible notes and derivative instruments was related to the change in fair value of the ORNANE issued to Negma for (€1,867) thousand.

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

In April 2020, we signed a new convertible bond financing of €24 million with ATLAS to continue the development of Sarconeos (BIO101). We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020, and a third tranche of €3 million on August 28, 2020. In 2020, 330 convertible notes (nominal value of €25 thousand each) were converted and the remaining 30 notes were redeemed in cash. As of December 31, 2020, there were no outstanding convertible notes issued to ATLAS.

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

The Company and NEGMA appealed the decision of the Paris Commercial Court (see Note 14).

On November 18, 2020, the Paris Court of Appeal cancelled the May decision and ordered NEGMA to return to us the 2,050,000 shares previously delivered to NEGMA as well as the provision of €378 thousand. In addition, NEGMA is required to pay €41 thousand to us as additional compensation recorded under the financial result of the period.

As of December 31, 2020, the Company recognized the right to receive the 2,050,000 shares to be returned by NEGMA in equity for €1,210 thousand in counterparts of the recognition of a financial liability. As of December 31, 2020, the financial liability due to NEGMA amounted to €7,357 thousand which represent 7,000,000 shares at fair value (€6,447 thousand) and the contractual penalties alleged by NEGMA (€910 thousand).

During the year 2020, 68 bonds held by NEGMA were converted into new shares generating the issuance of 3,400,000 shares under the formula mentioned above for tranche 1 and tranche 2.

NEGMA also exercised all BSAT2 during the year ended December 31, 2020 generating the issuance of 694,444 shares. All BSAT1 were still outstanding as of December 31, 2020.

Income taxes

In 2019, a deferred tax asset was recognized through the consolidated statement of operations to offset the deferred tax liability related to the equity component of the non-convertible bonds and the convertible notes recorded in equity.

B.	Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of €23,926 thousand.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts and fixed bank deposits primarily in France.

Our operations have been financed primarily by capital contributions from our founders, capital increases carried out between 2006 and 2021, convertible debt instruments with warrants, non-convertible bonds and net proceeds from the initial public offering of our ordinary shares on the Euronext Growth Market in France in 2015 and, into 2021, from the proceeds from our U.S initial public offering. Our primary uses of capital are, and we expect will continue to be, third-party expenses associated with the planning and conduct of preclinical studies and clinical trials, costs of process development services and manufacturing of our drug candidates, and compensation-related expenses.

We do not expect to generate significant revenue from product sales unless and until we out-license one or more drug candidates or we obtain regulatory approval or authorization for and commercialize our current or any future drug candidates, either directly or through others. We anticipate that we will continue to generate losses for the foreseeable future, and we expect our losses to increase as we continue the development of and seek regulatory approvals and authorizations for our drug candidates and begin to commercialize any approved or authorized products.

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

Our future funding requirements will depend on many factors, including the following:

●	the scope, rate of progress, results and cost of our preclinical studies and clinical trials and other related activities;

●	the cost of formulation, development, manufacturing of clinical supplies and establishing commercial supplies of our drug candidates and any other drug candidates that we may develop, in-license or acquire;
●	the cost, timing and outcomes of pursuing regulatory approvals and authorizations;
●	the cost and timing of establishing administrative, sales, marketing and distribution capabilities, to the extent we undertake to commercialize our products directly;
●	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder; and
●	the emergence of competing technologies and their achieving commercial success before we do or other adverse market developments.

Our ability to achieve and maintain profitability will depend upon the successful development, regulatory approval, authorization, and commercialization of our drug candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical trials, funding may not be available to us on acceptable terms, or at all.

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

As of December 31, 2021, we had capital resources consisting of cash, cash equivalents of €23.9 million ($27.1 million, translated solely for convenience into dollars at an exchange rate of €1.00 = $1.1318, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021).

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes.

We expect that our existing capital resources as adjusted by the effect of those events, and including our ability to draw down on our credit facility with ATLAS (up to €32 million) will be sufficient to fund our current operations at least for the next 12 months. However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval and authorization for, and commercialize our drug candidates.

Cash Flows

	Year Ended
	December 31,
(Amounts in thousands of euros)	2019	2020	2021
Net cash (used in) provided by:
Operating activities	(15,051)	(9,743)	(23,795)
Investing activities	(278)	(12,713)	12,160
Financing activities	7,278	21,953	29,715
Effect of exchange rate changes on cash and cash equivalents	(18)	13	(1)
Net increase (decrease) in cash and cash equivalents	(8,069)	(490)	18,079

Operating Activities

Net cash used in operating activities were €15,051 thousand, €9,743 thousand and €23,795 for the years ended December 31, 2019, 2020 and 2021, respectively. The decrease in net cash used from 2019 to 2020 is mainly related to the one-off fees related to the postponed Nasdaq listing in July 2019 and the decrease in research tax credit receivables from 2019 to 2020. The increase in net cash used from 2020 to 2021 is mainly related to the research costs incurred as part of the COVA clinical study and SARA-INT.

Investing Activities

Net cash used in investing activities was €278 thousand and €12,713 thousand for the years ended December 31, 2019 and 2020, respectively. Net cash provided in investing activities was €12,160 thousand for the year ended December 31, 2021.

As part of the Intellectual Property Agreement signed with our CEO in 2019, we acquired from our CEO the rights to use patents for €1,350 thousand between 2019 and 2021, which are amortized over 19 years, €270 thousand of which was paid in 2019, €180 thousand in 2020 and €270 thousand of which was paid in 2021. The remaining amount was applied to the CEO’s subscription and the exercise of Founders warrants in 2020.

In 2020, we purchased short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7.

In 2021, we sold short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7.

Financing Activities

Net cash provided by financing activities were €7,278 thousand, €21,953 thousand and €29,715 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

In December 2019, a portion of the research tax credit receivables for 2019 and 2018 was prefinanced by NEFTYS for net proceeds of €4,355 thousand after deducting issuance costs, amortized costs and guarantee deposit.

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

Proceeds from the subscription of warrants and founders’ warrants amounted to €742 thousand in 2021.

In April, June and August 2020, we issued three tranches of convertible notes to ATLAS for €3,000 thousand each. 30 notes issued with the third tranche have been repaid in cash for a total amount of €863 thousand. In relation to these debt issuances, we incurred costs of €435 thousand.

On May 27, 2021, we issued a fourth and fifth tranche of €3 million each. On September 20, 2021, we issued a sixth and seventh tranche of €3 million each. On December 20, 2021, the Company issued an eighth of €3 million. In relation to these debt issuances, we incurred costs of €164 thousand.

We repaid €3,550 thousand of the Kreos non-convertible bonds in 2021 compared to €3,214 thousand in 2020 and €2,292 thousand in 2019.

We received proceeds from conditional advances of €400 thousand in 2021 compared to nil in 2020 and €73 thousand in 2019. We repaid €279 thousand in 2021 and €136 thousand in 2020.

We paid interest of €562 thousand, 628 thousand and €1,080 thousand for 2021, 2020 and 2019, respectively.

In December 2020, a portion of the research tax credit receivable for 2020 was prefinanced by NEFTYS for net proceeds of €1,964 thousand after deducting issuance costs, amortized costs and guarantee deposit. The prefinanced receivables for CIR 2018 and 2019 were reimbursed to NETFTYS for €4,589 thousand in 2020 after we received the CIR from the French Tax Authorities.

In December 2021, a portion of the research tax credit receivable for 2021 was prefinanced by NEFTYS for net proceeds of €3,011 thousand after deducting issuance costs, amortized costs and guarantee deposit. The prefinanced receivable for CIR 2020 was reimbursed to NETFTYS for €2,252 thousand in 2021 after we received the CIR from the French Tax Authorities.

On February 15, 2021, Biophytis closed its US IPO and Nasdaq listing. The total gross proceeds from the US IPO was €16,584 thousand. This transaction generated share capital increase of €2,400 thousand and an issue premium of €14,184 thousand. In relation to these equity transactions, we incurred costs of €2,099 thousand in 2021.

On November 19, 2021, the Company signed a new venture loan agreement and bonds issue agreement which could provide for up to €10 million in financing to the Company through the issuance by the Company to Kreos of non-convertible bonds for €7.75 million (straight bonds) and convertible notes of €2.25 million, plus the issuance of attached warrants to the first tranche. The loan agreement includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche limited to €676 thousand was drawn up on December 29, 2021.

Pursuant to judgements rendered on March 16, 2021 and July 16, 2021, we were ordered to pay to NEGMA contractual penalties of €910 thousand with late payment interest, the fine for non-performance imposed by the Judgment for €1,500 thousand and €108 thousand under article 700 of the French Code of Civil Procedure. Total financial indemnity paid to Negma amounted to €2,585 thousand during the year ended December 31, 2021.

In 2021, the Company repaid the financial liabilities related to lease obligation for €54 thousand.

Cash and Funding Sources

Research Tax Credit

We have benefited from the CIR since our incorporation. The CIR is usually payable by the French government in the year following its recognition when there is no taxable net income to be offset if certain business size criteria are met.

In December 2019, a portion of the CIR receivables for 2018 and 2019 were prefinanced by NEFTYS. CIR receivables for 2018 (€3,133 thousand) and 2019 (€3,243 thousand) were reimbursed by the French Tax Authorities in January 2020 and June 2020, respectively. The prefinanced receivables were then reimbursed directly to NEFTYS.

In December 2020, a portion of the CIR receivables for 2020 (€1,964 thousand) was prefinanced with NEFTYS. The CIR for 2020 (€3,328 thousand) was reimbursed in December 2021.

In December 2021, a portion of the CIR receivables for 2021 (€3,011 thousand) was prefinanced with NEFTYS. The CIR for 2021 (€4,080 thousand) is expected to be reimbursed in 2022.

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

On August 23, 2019, we entered into an agreement with BPI France for an interest-free conditional advance of €600 thousand payable in milestone installments for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD). The proceeds were subject to financial conditions that have been met in April 2021. The Company received €400 thousand in April 2021 in connection with this agreement. The balance of €200 thousand will be received once the Company finalizes the program. The repayment of this conditional advance is subject to the successful completion of the project: in case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received) and in case of successful completion, repayment over a 5-year period will commence in September 2022. As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2021, we recognized €202 thousand as subsidies since 53% of the budget of research and development expenses was incurred on that project at the closing date.

Non-convertible bonds issued to Kreos (2018 Kreos contract)

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

Non-convertible bonds and convertible notes issued to Kreos (2021 Kreos contract)

On November 19, 2021, we signed a new venture loan agreement and bonds issue agreement that could provide for up to €10 million in financing to us through the issuance by us to Kreos of non-convertible bonds for €7.75 million (straight bonds) and convertible notes of €2.25 million, plus the issuance of attached warrants to the first tranche. The loan agreement includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche limited to €676 thousand was drawn up before December 31, 2021, and the last tranche can be drawn up to March 31, 2022 if we comply with level of debt ratio.

Non-convertible bonds bears a 10% annual interest rate and must be repaid in cash in 36 monthly installments commencing on April 1, 2022. Convertible notes bears a 9.5% annual interest rate.

We must repay the convertible bonds at their principal amount at the latest March 31, 2025, unless they are converted prior to that time into shares, at the option of Kreos Capital, at a fixed conversion price of €0,648.

We issued for the benefit of Kreos Capital 2,218,293 warrants giving the right to subscribe to new Biophytis ordinary shares, on the basis of one share for one warrant. The warrants may be exercised over a 7-year period after being issued. The exercise price of the share warrants has been set at €0.56.

By subscribing to the BSAs, Kreos Capital has expressly waived the right to exercise the 2018 BSAs as held following their detachment from the non-convertible bonds subscribed on September 10, 2018 within the framework of the 2018 loan structure.

As required under the terms of the venture loan agreement, we pledged a security interest in our assets for the benefit of Kreos. We also granted a security interest in the business as a going concern (nantissement de fonds de commerce), including a portion of the Company’s patents, to Kreos.

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

Pursuant to the terms of the agreements, in the event conversion occurs on the repayment date, Kreos shall repay to Biophytis, upon issuance of the conversion shares, an amount equal to 10% of the total interest paid by Biophytis. In case of a partial conversion upon that date, the amount shall be reduced accordingly.

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

We appealed this decision to the Court of Appeals of Paris. By decision dated November 18, 2020, the Court of Appeal reversed the May 7, 2020 order and ordered NEGMA to pay the costs of the trial and appeal proceedings. As a result, NEGMA was ordered to return the 2,050,000 ordinary shares to us and pay us an amount of €378 thousand. NEGMA has satisfied these obligations as of the date of this annual report by paying €419 thousand (including penalty interest and legal costs) and delivering 2,050,000 ordinary shares to us on January 19, 2021. In addition, NEGMA initiated proceedings on the merits in order to obtain what had not been awarded by the May 7, 2020 court order. Since the decision of the Court of Appeals of Paris dated November 18, 2020, NEGMA has modified its claims on the merits in order to obtain 7,000,000 shares. Pursuant to a judgement dated March 16, 2021, NEGMA obtained an enforceable decision responding to its claims ordering us under penalty to pay to NEGMA in an amount of €910 thousand as a settlement according to the contractual terms of the Negma agreement and to deliver to NEGMA 7,000,000 of our ordinary shares. We appealed this decision to the Court of Appeals of Paris.

In April 2021, we entered into an escrow agreement with the Delubac bank pursuant to which we placed into escrow 2,050,000 of our ordinary shares.

On June 22, 2021, NEGMA undertook legal actions in order to liquidate the penalty ordered by the March 16, 2021 decision. Pursuant to an execution judgement dated July 16, 2021, NEGMA obtained the liquidation of €1.5 million penalty and added a new penalty to the execution of the March 16, 2021 decision. On July 27, 2021, we paid NEGMA the €1.5 million penalty. On July 30, 2021, we instructed Delubac to release the 2,050,000 shares into escrow to NEGMA and issued 4,950,000 new ordinary shares to NEGMA.

During the year ended December 31, 2021, the Company has paid (i) the contractual penalties (€910 thousand recorded in the financial liability due to NEGMA as of December 31, 2020), (ii) the fine for non-performance imposed by the Judgment €1,500 thousand, (iii) €100 thousand and €8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of €87 Thousand. As a result, the Company recorded financial indemnities of €1,695 thousand in the statement of operations during the year ended December 31, 2021.

As of the date of this Annual Report, the decision of the Court of Appeals of Paris has not been rendered.

In 2019, 242 convertible notes had been converted resulting in the issuance of 10,499,841 ordinary shares. In 2020, 68 bonds held by NEGMA were converted into ordinary shares generating the issuance of 3,400,000 shares.

NEGMA also exercised all BSAT2 in 2020 generating the issuance of 694,444 shares. NEGMA also exercised all BSAT1 in 2021 generating the issuance of 585,936 shares.

Convertible notes issued to ATLAS

In April 2020, we signed a convertible note financing of €24 million from ATLAS to continue the development of Sarconeos (BIO101).

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

We issued the eighth and last tranche of €3 million in December 2021. As of December 31, 2021, there are 224 outstanding convertible notes issued to ATLAS. A commitment fee of €375 thousand was withheld from the proceeds received for the first tranche. Other issuance costs were incurred by us for approximately €66 thousand (€16 thousand for the first tranche, €23 thousand for the second tranche and €27 thousand for the third tranche).

As of December 31, 2020, 330 convertible notes had been converted resulting in the issuance of 17,178,683 ordinary shares.

As of December 31, 2021, 376 convertible notes had been converted resulting in the issuance of 16,379,256 ordinary shares.

On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. The first tranche has not been issued yet.

Public Offering of Share Subscription Warrants

On April 3, 2020, we decided to launch a public offering of share subscription warrants. The main objective of the transaction was to allow existing shareholders to participate in the new COVA program and our future development, and eventually to consolidate its equity.

Upon completion of the public offering, we issued 7,475,708 share subscription warrants, after full exercise of the extension clause.

The subscription price was €0.06 per warrant. The warrants can be exercised for a period of 5 years from April 30, 2020, at an exercise price of €0.27 per new share.

Each warrant will give its holder the right to subscribe to one new Biophytis share.

Total subscriptions amounted to €449 thousand. In 2020, warrants were exercised for €833 thousand, and in 2021 warrants were exercised for €302 thousand

The subscription and the exercise of the investors warrants by our CEO was settled by the remaining amount of €630 thousand due our CEO as part of the Intellectual Property agreement (€177 thousand for the subscription of warrants and €453 thousand for the exercise of warrants).

Commitments provided as part of license agreements

We have signed several agreements to license industrial property to further our research and developments efforts with royalties due to the counterparties that are variable starting the year after the first marketing of a product and royalty arrangements. However, there are certain guaranteed annual minimum amounts due starting in various future years. These guaranteed annual minimum amounts are shown in the table above. Other than these minimum guaranteed amounts (as further described below), amounts of royalties to be paid after 2024 cannot be determined precisely.

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

C.Research and Development

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.1—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

To prepare the Financial Statements in accordance with IFRS, judgments and estimates were made by the Company’s management.

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

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees and board members:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment.
●	The fair value measurement of warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9.
●	The fair value measurement of convertible notes and non-convertible bonds issued to Kreos with attached warrants:
o	The fair value measurement of the derivative related to the conversion option to Kreos and the warrants issued to Kreos is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the convertible notes was determined by discounting cash flows at market rate (unobservable input). The accounting for the day one losses resulting from those valuation are consequently subject to judgement.
●	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with attached warrants issued to Negma and notes convertible into ordinary shares and/or redeemable in cash with Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas is based on the binomial valuation model which makes use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company’s shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of convertible notes in accordance with IFRS 9 and IAS 32.

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table presents information about our officers and directors as of the date of this annual report.

NAME	AGE	POSITION
Executive Officers
Stanislas Veillet	56	Chairman of the Board, Chief Executive Officer and Director
Philippe Rousseau	51	Chief Financial Officer
Benoit Canolle	44	Chief Business Officer
Pierre J. Dilda	52	Chief Scientific Officer
Waly Dioh	53	Chief Clinical Operations Officer
Rob Van Maanen	52	Chief Medical Officer

Non-Employee Directors
Claude Allary	67	Director
Dimitri Batsis	56	Director
Nadine Coulm	59	Director
Jean Mariani	72	Director

There are no family relationships among any of our executive officers or directors. Unless otherwise indicated, the current business addresses for our executive officers and directors is Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France.

Biographies

Executive Officers

Stanislas Veillet is the co-founder of Biophytis. He has served as our President since the Company’s inception and served as Chief Executive Officer (Directeur Général) and chairman of our board since May 2015. He began his career in Brazil as a researcher at the Centre de coopération international en recherche agronomique pour le développement, or CIRAD from 1989 to 1993, before obtaining a Ph.D. in Genetics. From 1994 to 2001, Mr. Veillet managed a biotechnology laboratory for the Cargill Group, then Pharmacia-Monsanto, to develop a high throughput platform for whole genome genotyping. From 2002 to 2006, he managed the Life Sciences Department of the Danone Group, where he developed several products, including Danacol and Danaten for the prevention of cardiovascular diseases. Mr. Veillet has a degree in Engineering and a Ph.D. in Genetics from AgroParisTech. Mr. Veillet is also a member of the board of directors and chairman of the compensation committee of Drone Volt S.A.

Philippe Rousseau has served as Chief Financial Officer since April 4, 2022. Before joining us, he spent 25 years in the biotech industry in C-level positions in Europe and the United States. He was notably Chief Operating Officer of Pherecydes Pharma from 2020 to 2022 (which became public in 2021), CEO of CYTOO Inc from 2013 to 2018, Chief Financial Officer and head of Investor Relations of Vivalis from 2009 to 2013, Chief Financial Officer and then interim CEO of ExonHit Therapeutics from 2003 to 2009 (which became public in 2005). Mr. Rousseau holds a MBA in Finance and Management from HEC in Paris (France).

Benoit Canolle has served as our Chief Business Officer since August 2021. Prior to joining us, he served as Director of the Corporate Medical Portfolio Department at Pierre Fabre from 2020 to 2021. Benoit has spent 16 years in pharmaceutical companies (2004 to 2015 at Sanofi, 2015 at Nestlé Skin Health and 2016 to 2021 at Pierre Fabre, mostly in positions of project direction). Benoit Canolle holds a PhD in Neurosciences and is completing an executive MBA at Kedge Business School.

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

Waly Dioh has served as our Chief Clinical Operating Officer since October 2019 and previously served as Vice President of Clinical Development from October 2015 to October 2019 and as our Director of Research and Development from October 2006 to October 2015. Previously, Mr. Dioh worked at Monsanto Company, initially in France and then in the United States. Mr. Dioh received a DUES in natural sciences from Dakar University in Senegal, a masters in biology/plant pathology from Pierre and Marie Curie University Paris VI in Paris, France, a PhD in plant pathology from his doctorate from the University of Paris XI, Orsay in Paris, France and an MBA from the ESLSCA Business School in Paris, France.

Rob Van Maanen has served as our Chief Medical Officer since September 2021. Prior to joining us, he served as Chief Medical Officer for Khondrion, a dutch clinical-stage company discovering and developing therapies targeting orphan inherited mitochondtrial diseases. Before that he was Senior Medical Director at Astellas in Leiden, the Netherlands. Dr. Van Maanen holds an MBA from University of Amsterdam (NL), as well as medical licences in the UK (as specialist in the Pharmaceutical Medicine) and the Netherlands. He is an expert in global drug development, medical affairs, and pharmacovigilance with more than 20 years of experience in both large pharmaceutical companies and small biotechs.

Non-Employee Directors

Claude Allary has served as a director since July 2021. Mr. Allary has been working in health industries for the past 40 years. He is currently a Senior Advisor for Bionest Partners, which he co-founded in 2002. He is also a co-founder and Director of Institut Colisée, a think tank for the betterment of human relationship in companies and organizations. Mr. Allary graduated from ESSEC, a French Business School and holds a Ph.D. in Management Sciences from Paris II University.

Dimitri Batsis has served as a director since May 2018. Mr. Batsis is the founder, of the web agency Zeni-Corporation, which was acquired by Keyrus group in 2007. Mr. Batsis is the founder of Drone Volt S.A., a company specializing in the design, meeting and commercialization of civilian drones over the world. He also founded and has served as the Chief Executive Officer of Dimitri Batsis Investments since May 2012.

Nadine Coulm has served as a director since May 2015.She has over 30 years of experience in Corporate Finance, with a focus on Investor Relations and Financing. Ms. Coulm served as the Vice President of Investor Relations and Financing for the Korian Group, which provides long-term care to the elderly, from March 2017 to August 2019. Previously, she served as the Vice President Financing and Investor Relations for FNAC Group, a consumer electronics company, from January 2013 to March 2017. From November 2006 to November 2011, she served as Vice President of Fianancial Communication and Investor Relations at Casino Group. From 1988 to 2006, she held various positions at Danone Group.. Ms. Coulm received an MBA in Finance from HEC Paris.

Jean Mariani has served as a director since October 2019. Dr. Mariani was employed by the Company from October 2017 to September 2019. Since October 2019, Dr. Mariani has served as president Successful Life SAS. He has served as a Professor Emeritus at the faculty of Medecine of Sorbonne University since October 2017. He has served as director of the team Brain Development Aging and Repair in the UMR UPMC-CNRS 8256 (Research laboratory) since 2014. He has been director of the UMR UPMC-CNRS 7102 (Research laboratory) from 2001 to 2013. He has been director of the University Hospital Department FAST (Fight Ageing and Stress) from 2013 to 2018 and of the Institute of Longevity Charles Foix since 2008. He has been a professor and hospital practitioner since September 2005. He was member of the Scientific Council of the Faculty of Medicine Pierre et Marie Curie from 2011 to 2015. Dr. Mariani has been a member of the Scientific Council of the Ataxia Telangectasia Fund since 1997 and president of the Society for Research on Cerebellum and Ataxia since 2012. Dr. Mariani holds an MD and a DSc in Biochemistry. Dr. Mariani has been credited with 241 scientific articles and 25 book chapters.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	5

	Female	Male		Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4		—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

B.Compensation

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2021, was €5.0 million. For the year ended December 31, 2021, we allocated €135 thousand to be accrued to provide retirement indemnity to our directors or executive officers, except to the extent required by French law.

We implemented a 401(k) plan for the executive officers of Biophytis, Inc., our U.S. wholly-owned subsidiary, which became effective in January of 2019, through which we will match up to 4% of employee contributions.

There are no agreements or contracts between us (or our subsidiaries) and any of our directors or executive officers that provide for benefits to the directors upon termination of service or to the executive officers upon termination of employment.

Director Compensation

The following table sets forth the total compensation paid to our non-employee directors for service on our board of directors during the year ended December 31, 2021.

Total
Compensation(1)
Name	(€)
Stanislas Veillet (2)	109,200
Claude Allary(3)	0
Dimitri Batsis	31,500
Nadine Coulm	42,000
Jean Franchi(3)	37,060
Jean Mariani	38,500
(1)	Represents meeting attendance fees paid to or earned by directors.
(2)	Mr. Veillet’s Directos compensation paid in 2021 also include his compensation for the years 2018 and 2019 that were not paid to him at that time
(3)	Mr. Allary became a Director in July 2021 and had not received compensation as of December 31, 2021.
(4)	Ms. Franchi has left our Board of Directors since July 2021.

Chief Executive Officer Compensation

The following table sets forth information regarding compensation paid to or earned by our Chief Executive Officer during the year ended December 31, 2021.

Amounts
Paid
or Earned
Nature of Compensation	(€)
Fixed remuneration(1)	250,000
Variable annual remuneration(2)	75,000
Benefits in kind(3)	25,329
Total	350,329
(1)	Mr. Veillet receives a fixed annual remuneration of €250,000 payable over 12 months.
(2)	Mr. Veillet was entitled to receive variable annual remuneration of up to €75,000 for the year ended December 31, 2021, based on satisfaction of the following 2020 annual targets: (i) complete patients recruitment deliver final results for SARA-INT before end of 2020, (ii) first patient in for the MYODA-PK program before end of 2020, (iii) sign a regional license agreement with Asia for a Sarconeos program and/or private placement with an investor from Asia for at EUR 6,000,000 and (iv) secure a minimum capital increase of EUR 12,000,000 for the Company. Based on full satisfaction of these targets, the Compensation and Governance Committee determined that Mr. Veillet was entitled to receive €75,000, which amount was paid to him in March 2021.
(3)	Mr. Veillet benefits from a “GSC” private unemployment insurance policy. In France, directors and officers do not have employee status and are not covered by the legal unemployment regime. “GSC” enables directors and officers to receive income in the event of unemployment.

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

As of February 28, 2022, founders’ share warrants and share warrants granted pursuant to equity incentive awards were outstanding allowing for the purchase of an aggregate of 6,832,358 ordinary shares at a weighted average exercise price of €0.59 per ordinary share.

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

Founder’s share warrants have traditionally been granted to certain of our employees and/or officers who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Since French law n°2019-486 of May 22, 2019 relating to the growth and transformation of companies, we may grant founder’s share warrants to our directors. Similar to options, founder’s share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. Founder’s share warrants may only be exercised if, at the exercise date, the employee is employed by us. The table below summarizes our outstanding founder’s share warrants to employees employed by us as of February 28, 2022.

	Number of
	ordinary
	shares				Purchase				Number	Founders’
	underlying		Date of	Date of	Price			Exercise	of Shares	warrants
	Founders’		General	Board	per share	Start Date	Expiration	Price	subscribed	outstanding as
Name	warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	to date	of 2/28/2022
Stanislas Veillet	940,249	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	313,417	626,832
Pierre Dilda	50,424	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	0	50,424
	100,848	(2)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	100,848
	267,394	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		267,394
Waly Dioh	79,201	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	0	79,201
	158,401	(2)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	158,401
	419,994	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		419,994
Dimitri Batsis	103,946	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	0	103,946
	207,892	(2)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	10//2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		551,218
Nadine Coulm	103,946	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	0	103,946
	207,892	(2)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		551,218
Jean Mariani	103,946	(1)	8/8/2019	3/4/2020	0	8/4/2020	8/4/2026	0.27	0	103,946
	207,892	(2)	5/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		551,218
Claude Allargy	551,218	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		551,218
Benoît Canolle	267,394	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		267,394
Rob Van Maanen	267,394	(3)	10/5/2021	9/15/2021	0	9/15/2021	9/15/2027	0.73		267,394
(1)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(2)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(3)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the first anniversary of the grant date, (ii) for 66.66% between the first anniversary of the grant date and the second anniversary of the grant date and (iii) in full beginning on the second anniversary of the grant date.

Share Warrants (BSA)

Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. The table below summarizes our outstanding share warrants as of February 28, 2022.

	Number of
	ordinary				Purchase			Exercise	Number of	Warrants
	shares		Date of	Date of	Price			Price per	Shares	outstanding
	underlying		General	Board	per share	Start Date	Expiration	share	subscribed to	as of
Name	share warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	date	2/28/2022
Dimitri Batsis	329,218	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	309,218	20,000
Nadine Coulm	27,956	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	535	27,956
Jean Mariani	25,566	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	0	25,566
Stanislas Veillet	2,935,701	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	2,853,201	82,500
Pierre Dilda	20,000	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	2,000	18,000
Waly Dioh	26,428	(2)	8/8/2019	3/4/2020	0.06	4/30/2020	4/30/2025	0.27	0	26,428
(1)	These share warrants are exercisable for (i) 33.33% between the subscription date and the first anniversary of the subscription date, (ii) for 66.66% between the first anniversary of the subscription date and the second anniversary of the subscription date and (iii) in full, beginning on the second anniversary of the subscription date.
(2)	These share warrants are exercisable in full, beginning on the subscription date.

C.Board Practices

Board Composition

We currently have five directors.

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

		Year of	Term
	Current	Initial	Expiration
Name	Position	Appointment	Year
Stanislas Veillet	Chairman	2015	2024
Claude Allary	Director	2021	2023
Dimitri Batsis	Director	2018	2024
Nadine Coulm	Director	2015	2024
Jean Mariani	Director	2019	2023

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

The current members of our Audit Committee are Nadine Coulm (Chairwoman) and Claude Allary, both independent directors. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members, although we may, in the future, look to expand this committee.

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

D.Employees

As of December 31, 2021, we had 26 employees, all of whom are full-time, 20 of whom are engaged in research and development activities and 6 of whom are engaged in general and administrative activities. As of the date of this annual report, 100% of our employees are located in France. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good. France-based employees are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique).

E.Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.  Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 18, 2022 for:

●	each beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2022. The percentage ownership information shown in the table is based upon 140,084,309 ordinary shares outstanding as of February 28, 2022.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Biophytis S.A., Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France.

	Number of Ordinary
Owner	Shares	Percentage
Directors and Executive Officers:
Stanislas Veillet(1)	3,142,534	2.2%
Philippe Rousseau	—	*
Benoît Canolle (2)	89,131	*
Pierre Dilda(3)	174,363	*
Waly Dioh(4)	297,027	*
Rob Van Maanen(5)	89,131	*
Claude Allary (6)	184,139	*
Dimitri Batsis(7)	342,353	*
Nadine Coulm(8)	351,540	*
Jean Mariani(9)	347,930	*
All directors, executive officers and key employees as a group (10 persons)(10)	5,134,152	3.7%
*	Represents beneficial ownership of less than 1%.
(1)	The shares beneficially owned by Mr. Veillet include 395,916 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(2)	The shares beneficially owned by Mr. Canolle include 89,131 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022
(3)	The shares beneficially owned by Mr. Dilda consist of 174,363 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(4)	The shares beneficially owned by Mr. Dioh include 272,027 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(5)	The shares beneficially owned by Mr. Van Maanen include 89,131 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(6)	The shares beneficially owned by Mr. Allary include 183,739 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(7)	The shares beneficially owned by Mr. Batsis include 342,353 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(8)	The shares beneficially owned by Ms. Coulm include 350,290 shares issuable upon the exercise of warrants that are currently exerciable or exercisable within 60 days of February 28, 2022.
(9)	The shares beneficially owned by Mr. Mariani include 347,930 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.
(10)

The shares beneficially owned by our officers and directors as a group include an aggregate of 2,255,918shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2022.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 3% of our outstanding ordinary shares were held in the United States by one registered holder of record, BNY Mellon, our ADS depositary. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.Related Party Transactions

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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

As part of the Intellectual Property agreement signed with our CEO and its amendment, the total patents rights acquired from our CEO amounted to €630 thousand in 2019, €450 thousand and €270 thousand in 2021. Of this amount, €270 thousand, €180 thousand and €270 thousand were paid to the Company’s CEO in 2019, 2020 and 2021, respectively. As part of the subscription and the exercise of the investors warrants by our CEO, the remaining amount of €630 thousand was used to offset the amounts owed pursuant to such subscription and exercise.

Agreements with Biophytis, Inc.

We have entered into a current account advance agreement with Biophytis, Inc., dated November 9, 2015, which provides for certain cash advances to be made to Biophytis, Inc. by us. The amounts advanced to Biophytis, Inc. under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis, Inc. undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set. Since January 1, 2021, the largest amount owed by Biophytis, Inc. to us under this agreement was € 1,466,980. The outstanding amount owed by Biophytis, Inc. to us as of March 15, 2022 is € 1,561,049.

We are also party to a debt compensation agreement with Biophytis, Inc., dated March 14, 2017, with retroactive effect as of January 1, 2017. This agreement provides that in exchange for services rendered to Biophytis, Inc., Biophytis, Inc. will pay us the amounts we invoice to them and that amounts billed to Biophytis, Inc. will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2021, the largest amount owed by Biophytis, Inc. to us was nil. The outstanding amount owed by Biophytis, Inc. to us as of March 15, 2022 is nil.

On March 22, 2019, we also entered into a services agreement with Biophytis, Inc., effective as of January 1, 2019. Pursuant to the terms of the agreement, Biophytis, Inc. has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications) and certain financial and communication services (including financial and accounting support and investor relations services). In consideration for their services, we have agreed to reimburse Biophytis, Inc. for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and may be renewed for subsequent one year periods. On June 7, 2019, this agreement was amended to expand the financial services to be provided to us by Biophytis, Inc. under the agreement. Since January 1, 2021, the largest amount owed by us to Biophytis, Inc. was nil. The outstanding amount owed by us to Biophytis, Inc. as of March 15, 2022 is nil.

Agreements with Biophytis Instituto Do Brasil Serviços, Comércio, Importação E Exportação de Alimentos Ltda.

Since 2009, we have entered into several loan contracts providing for advances to Biophytis Instituto Do Brasil Serviços, Comércio, Importacao E Exportaçao de Alimentos Ltda, or Biophytis Brazil. We own 94.6% of Biophytis Brazil’s share capital and voting rights. Biophytis Brazil’s other shareholder is M. Wayne Clayton Correa, manager of Biophytis Brazil. Since January 1, 2021, the largest aggregate amount outstanding under these loan contracts was € 596,443. The outstanding amount owed by Biophytis Brazil to us as of March 15, 2022 was € 646,443. The terms of these loan contracts do not provide for interest or penalty in the event of default or late repayment. If Biophytis Brazil fails to pay the principal of the loan at the maturity date, we may extend the loan for a new term as agreed with Biophytis Brazil.

We have entered into a current account advance agreement with Biophytis Brazil dated December 28, 2020, with retroactive effect as of January 1, 2020, which provides for certain cash advances to be made to Biophytis Brazil by us. The amounts advanced to Biophytis Brazil under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis Brazil undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set.Since January 1, 2021, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of March 15, 2022 was nil.

We are also party to a debt compensation agreement with Biophytis Brazil, dated December 28, 2020, with retroactive effect as of July 1, 2020. This agreement provides that in exchange for services rendered to Biophytis Brazil, Biophytis Brazil will pay us the amounts we invoice to them, as soon as its financial resources allow it reasonably, and that amounts billed to Biophytis Brazil will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2021, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of March 15, 2022 was nil.

On December 28, 2020, we also entered into a services agreement with Biophytis Brazil, with retroactive effect as of July 1, 2020. Pursuant to the terms of the agreement, Biophytis Brazil has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications). In consideration for their services, we have agreed to reimburse Biophytis Brazil for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and will be renewed by tacit agreement for subsequent one year periods. Since January 1, 2021, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by us to Biophytis Brazil as of March 15, 2022 was nil.

Services Agreement with Successful Life

On October 1, 2019, we entered into a services agreement with Successful Life SAS in which Jean Mariani, its legal representative, has a controlling interest. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable. This agreement has been terminated and a new agreement has been signed for a period of one year tacitly renewable with effect as from January 1, 2021 following the March 9, 2021 Board decision.The contract runs by tacit renewal for one additionnal year in 2022. This services agreement provides for the scientific and strategic advice in relation to the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32,400 per year and reimbursement of costs and expenses upon presentation of supporting documentation. On July 7th, 2021, we signed a second agreement with Successful Life SAS by which Jean Mariani is to serve as interim Chief Medical officer until September 8th, 2021, as approved by the July 7th, 2021 Board decision, for a fixed remuneration of €15,000 per month. This agreement was extended on August 31 until September 30th 2022, and approved by the September 15, 2021 Board decision.

Indemnification Agreement

We have entered into nominative indemnification agreements with our directors and executive officers, pursuant to which we have undertaken to provide, in the event of claims, indemnification against any and all losses of and the advancement of expenses to, our directors and executive officers who become a party to or are threatened to be made a party to any claim.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 14 of our consolidated financial statements for the year ended December 31, 2021 appended to this annual report.

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

On August 19, 2019, the Company, as borrower, entered into an agreement, or the NEGMA Agreement, with NEGMA, as lender, to issue bonds redeemable in cash and/or convertible into new and/or existing shares with attached warrants (ORNANE BSA), the execution of which proved to be conflicting. The Company terminated the NEGMA Agreement on April 6, 2020. Following the termination, NEGMA initiated summary proceedings before the Commercial Court of Paris (Tribunal de commerce de Paris) to obtain the legal escrow of 7,000,000 ordinary shares of the Company and payment of €910,000 as contractual penalties. Pursuant to an order dated May 7, 2020, the President of the Commercial Court of Paris partially granted NEGMA’s claims and ordered the Company to (i) pay NEGMA an amount of €378 thousand as penalty and (ii) deliver 2,050,000 shares, or the May 7th Court Order. The Company complied with the court’s order on June 5, 2020. The Company appealed the May 7th Court Order before the Court of Appeals of Paris. By decision dated November 18, 2020, the Court of Appeals of Paris reversed the May 7th Court Order and ordered NEGMA to pay the costs of the trial and appeal proceedings. As a result, NEGMA was ordered to return 2,050,000 ordinary shares to us and pay us the amount of €378 thousand. NEGMA has satisfied these obligations as of the date of this annual report by paying €419 thousand (including penalty interest and legal cost) and delivering 2,050,000 ordinary shares to us on January 19, 2021. In addition, NEGMA initiated proceedings on the merits in order to obtain what had not been awarded by the May 7th Court Order. Since the decision of the Court of Appeals of Paris dated November 18, 2020, NEGMA has modified its claims on the merits in order to obtain 7,000,000 shares. Pursuant to a judgement dated March 16, 2021, NEGMA obtained an enforceable decision responding to its claims ordering us under penalty to pay to NEGMA in an amount of €910 thousand as a settlement according to the contractual terms of the Negma agreement and to deliver to NEGMA 7,000,000 of our ordinary shares. We appealed this decision to the Court of Appeals of Paris.

In April 2021, we entered into an escrow agreement with the Delubac bank by which we put into escrow 2,050,000 of our ordinary shares.

On June 22, 2021, NEGMA undertook legal actions in order to liquidate the penalty ordered by the March 16, 2021 decision. Pursuant to an execution judgement dated July 16, 2021, NEGMA obtained the liquidation of €1.5 million penalty and added a new penalty to the execution of the March 16, 2021 decision. On July 27, 2021, we paid NEGMA the €1.5 million penalty. On July 30, 2021, we instructed Delubac to release the 2,050,000 shares into escrow to NEGMA and issued 4,950,000 new ordinary shares to NEGMA.

As of the date of this Annual Report, the decision of the Court of Appeals of Paris has not been rendered.

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

B.Significant Changes

Not applicable.

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

E.Taxation

Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses such U.S. federal income tax considerations only for U.S. holders that are initial purchasers of the ADSs and that will hold such ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder, including U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs. This summary also does not address tax considerations applicable to a U.S. holder of ADSs that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	an entity subject to special tax rules prescribed pursuant to Section 7874 of the Code (as defined below);
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	S corporations;
●	certain former citizens or long term residents of the United States;

●	persons subject to Section 451(b) of the Code;
●	persons that received ADSs as compensation for the performance of services;
●	persons acquiring ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment in France;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
●	holders that have a “functional currency” other than the U.S. dollar.

For the purposes of this description, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a domestic corporation; or
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The discussion in this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. holder holding ADSs should be treated as the owner of the ordinary shares represented by the ADSs. Accordingly, no gain or loss should be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

This summary is based on the Code, final, proposed and temporary U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the IRS will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained by a court. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

PERSONS CONSIDERING AN INVESTMENT IN THE ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND OTHER NON-U.S. TAX LAWS.

Distributions.   Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to the ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis generally will be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to “qualified dividend income” (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force (the “U.S.-France Tax Treaty”), although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend income rules and that it includes an exchange-of-information program. The ADSs are listed on the Nasdaq Capital Market, which is an established securities market in the United States. There can, however, be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, dividends on ADSs generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any French withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for French income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its tax advisor regarding the foreign tax credit rules.

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

Sale, Exchange or Other Taxable Disposition of the ADSs.   A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other taxable disposition and the U.S. holder’s tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss generally will be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder generally is eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Medicare Tax.   Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisor regarding the applicability of such tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations.   If we are classified as a PFIC in any taxable year, a U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

PFIC Tests.   We will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (i) at least 75% of our gross income is “passive income” (the “PFIC Income Test”), or (ii) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income” (the “PFIC Asset Test”).

Passive income for purposes of the PFIC Income Test and PFIC Asset Test generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC Income Test and the PFIC Asset Test as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the PFIC Income Test and/or the PFIC Asset Test.

For purposes of the PFIC Asset Test, the market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. In addition, whether we meet PFIC Income Test for any taxable year may depend on whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits constitute gross income for purposes of PFIC Income Test. Because PFIC status under the PFIC Income Test and the PFIC Asset Test is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Based on the composition of our gross income, assets, activities, and market capitalization in 2021, and on reasonable assumptions, we believe that it is more likely than not that we were not a PFIC for our taxable year ending December 31, 2021. However, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2022 or for any prior or future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions regarding our PFIC status.

If we are a PFIC, and you are a U.S. holder that does not make one of the elections described below, a special tax regime will apply to both (a) any gain realized on the sale, exchange, or other taxable disposition of ADSs and (b) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year that are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs), unless you elect to treat us as a “qualified electing fund” (a “QEF”) or make a “mark-to-market” election, each as discussed below. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to “qualified dividend income” discussed above under “—Distributions.”

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

A U.S. holder may make a “mark-to-market” election with respect to its ADSs if the ADSs meet certain minimum trading requirements, as described below. If a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes a mark-to-market election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale, exchange, or other taxable disposition of ADSs in a taxable year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election should be available to a U.S. holder.

As an alternative to making a mark-to-market election, the excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the U.S. holder’s holding period in which we are treated as a PFIC with respect to such U.S. holder. A U.S. holder that makes a QEF election with respect to a PFIC is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) to a timely filed (taking into account any extensions) U.S. federal income tax return for the taxable year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the corporation must annually provide or make available to the U.S. holder certain information.

We do not currently intend to provide the information necessary for U.S. holders to make or maintain QEF elections if we are treated as a PFIC for any taxable year. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

The U.S. federal income tax rules relating to PFICs are complex. U.S. HOLDERS are urged to consult their tax advisers with respect to the consequences of THE acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting.   U.S. holders generally will be subject to information reporting requirements with respect to dividends on the ADSs and on the proceeds from the sale, exchange or other taxable disposition of the ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding should be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. holders are urged to consult their tax advisors regarding the application of the information reporting and backup withholding rules to its particular circumstances.

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

Foreign Asset Reporting.   Certain individual U.S. holders are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. In addition, U.S. holders should consider their possible obligation to file FinCEN Form 114 (Foreign Bank and Financial Accounts Report) with the U.S. Treasury, as a result of holding the ADSs. Moreover, U.S. holders who paid us more than U.S. $100,000 for the ADSs generally may be required to file IRS Form 926 to report such payment and substantial penalties may be imposed upon a U.S. holder that fails to comply. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

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

A list of relevant French companies whose market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467- 29/12/2021 issued on December 29, 2021, we are currently not included in such list. Such list may be updated from time to time, or may not be published anymore in the future.

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

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate (i) of 12.8% for individuals, and (ii) corresponding to the standard corporate income tax set forth in Article 219-I of the FTC legal persons (i.e., 25% for financial years beginning on or after January 1, 2022).

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate (i) aligned on the standard corporate income tax rate set forth in Article 219-I of the FTC for financial years beginning January 1, 2022, for payments benefitting legal persons who are not French tax residents (i.e. 25% for financial years beginning on or after January 1, 2022), and (ii) equal to 12.8% for payments benefitting individuals who are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to the above-mentioned withholding tax rates, but may be subject to the withholding tax at a reduced rate (as described below).

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

Otherwise, dividends paid to a U.S. holder will be subject to French withholding tax at the rate of 12.8%, 25%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and may then be reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

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

THE DISCUSSION ABOVE IS A SUMMARY OF THE MATERIAL U.S. FEDERAL AND FRENCH INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE ADSs OR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs OR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets. For additional information on general risk factors, please see the section of this Annual Report titled “Item 3.D—Risk Factors.”

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

Equity risk

The Company entered into ORNANE agreement with Negma and Atlas, loan agreement and bonds issue agreement with Kreos providing financing through the issuance of multiple tranches of convertible notes eventually with attached warrants. As part of these agreements, the Company is exposed to changes in the market price of its own shares.

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €15,051 thousand, €9,743 and €23,795 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The Company will continue to have major funding requirements in the future to support the development of its drug candidates. The precise extent of funding required is difficult to predict accurately and will depend in part on factors outside the Company’s control. Areas subject to significant uncertainty include, but are not limited to:

●	The Company’s ability to conduct successful clinical trials, including the capacity to recruit patients in a timely-manner for the Company’s clinical trials;
●	the change in the regulatory landscape; and
●	the approval for other drugs on the market that may potentially reduce the attractiveness for the Company’s drug candidates.

Should the Company find itself unable to finance its own growth through partnership agreements, the Company would be dependent on other sources of financing, including equity and/or debt funding or research grants

Item 12. Description of Securities Other than Equity Securities.

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

All of the net proceeds from our U.S. initial public offering have been used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on February 10, 2021. None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures.

A.Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2021.

B.Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our assessment as of December 31, 2021, our management believes that our internal control over financial reporting was not effective due to the aggregation of internal control deficiencies related to our failure to correctly apply IFRS 9 “Financial Instruments” to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment. The deficiencies, which aggregate to a material weakness, were the result of:

●	A lack of sufficient formalized and documented policies and procedures to monitor the accounting treatment of complex financial instruments.
●	A lack of sufficient technical resources and expertise within the Company to evaluate the accounting treatment for complex financial instruments, including ensuring that all provisions of such instruments are incorporated into the accounting analysis and the fair value assessment, to develop the required complex valuation models, and to oversee third party experts engaged to assist with such accounting analysis and creation of valuation models.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2021, provided the Company’s remediation plan as described hereunder, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report as of December 31, 2021 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

In response to the material weakness described above, the Company’s management will implement a remediation plan, which includes the following:

●	Updating our policies and procedures and redesigning controls to include evaluation of existing accounting for financial instruments at each reporting period.
●	Improving documentation of control procedures over review of qualified third-party specialist analyses.
●	Implementing systematic reviews of IFRS accounting treatments proposed by qualified third-party specialists.
●	Providing additional training to staff and management on accounting for complex financial instruments.

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

C.Attestation Report of the Registered Public Accounting Firm

Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.

D.Changes in Internal Control Over Financial Reporting

In order to comply with Section 404(a) of the Sarbanes Oxley Act of 2002, in addition to implementing our remediation plan described above, we have also established a risk matrix for our operations, and implemented internal control procedures to mitigate the risks moving forward, as follows:

We identified and analyzed risks associated with financial and operational processes, and implemented new and/or improved control activities to mitigate these risks. We developed written standard operating procedures for major processes and training programs to inform employees regarding SOX best practices and newly implemented internal controls. We also put into service a new purchasing system that has improved controls over our procurement process, including vendor management, automatic approval workflow for purchase orders and invoices, automatic matching of orders and invoices, and improved financial and supplier reports.

We will continue to put into place additional improvements and/or corrective actions to control activities and procedures, and expanding our corporate training programs going forward, as well as implement a plan to test key controls during 2022 to help ensure the effectiveness of internal controls over financial reporting and processes. Our objective is to fully comply with Section 404 (b) before 2026.

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Nadine Coulm is an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Ms. Coulm is also independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Ethics.

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

Item 16C. Principal Accountant Fees and Services.

Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2020	2021

	(in € thousands)
Audit Fees	428	332
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total	428	332

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our bylaws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-61 of this annual report.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	By-laws (status) of the registrant (English translation) dated April 7, 2022

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.2	Form of American Depositary Receipt (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.3	Description of Ordinary Shares (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.1

Venture Loan Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.2

Bonds Issue Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.3†

Goodwill Pledge Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.4†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A. and L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale (English translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.5†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique (English translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.6†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated April 2, 2019 (English translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.7†

Amendment No. 2 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated November 6, 2020 (English translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.8†

Amendment No. 3 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.9†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.10†

Co-ownership Agreement relating to patents S1 by and between Biophytis S.A., Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated July 10, 2008 with effect as from November 30, 2007 (English translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.11†

Co-ownership Agreement relating to patents S2 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated March 29, 2016 with effect as from November 10, 2011 (English translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.12†

Co-ownership Agreement Considered as Partial Transfer of Share Patent relating to patents S3 by and between Biophytis S.A., L’Institut National de la Recherche Agronomque and Universite Pierre et Marie Curie, dated July 6, 2017 with effect as from December 13, 2011 (English translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.13†

Co-ownership Agreement relating to patents S4 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated November 18, 2016 with effect as from May 20, 2014 (English translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.14

Co-ownership Agreement Constituting Partial Transfer of Shares by and between Biophytis S.A., Sorbonne Universite and Le Centre National de la Recherche Scientifique, dated October 9, 2019 (English translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.15†

Co-ownership Agreement Considered as a Transfer of Sale relating to patents MI by and between the Institut Biophytis and Universite Pierre et Marie Curie, dated November 10, 2014 with effect as from June 25, 2009 (English translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.16†

Co-ownership Agreement a Partial Assignment of Share relating to patents MII by and between the Institut Biophytis, Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated May 11, 2017 with effect as from May 13, 2011 (English translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.17†

Co-ownership Agreement Constituting the Partial Transfer of the Share relating to patents MIII by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated October 16, 2017 with effect as from April 30, 2015 (English translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.18†

Co-ownership Agreement relating to patents MIV by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated December 18, 2017 with effect as from May 27, 2015 (English translation) (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.19†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre de la Recherche Scientifique and Institut National de la Santé et de la Recherche Médicale dated March 2, 2020 (English translation) (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.20†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique dated February 1, 2019 (English translation) (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.21†

Amendment No. 1 to the Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique (English translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.22†

Collaboration Agreement by and between Biophytis S.A., Universite Paris Descartes and SATT Ile de France Innov with effect as from September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.23

Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.24

Amendment 1 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated July 20, 2018 (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.25

Amendment 2 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated October 31, 2019 (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.26†

Amendment 3 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated March 3, 2020 (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.27

Services Agrement regarding SARA DATA/OBS clinical platform between Biophytis S.A. and BlueCompanion Ltd., dated May 16, 2017 (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.28

Amendment 1 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.29

Amendment 2 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 7, 2018 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.30

Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated March 22, 2019 (English translation) (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.31

Amendment No. 1 to the Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated June 7, 2019 (English translation) (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.32

Assignment Agreement between Biophytis S.A. and Stanislas Veillet, dated May 22, 2019 (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.33

Amendment to Assignment Agreement between Biophytis S.A. and Sanislas Veillet, dated April 6, 2020 (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.34†

Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2019 (English translation) (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.35

Amendment No. 1 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2020 (English translation) (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.36

Amendment No. 2 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated March 9, 2020 (English translation) (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.37†

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated April 5, 2020 (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.38†

Amendment Agreement to the Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 18, 2020 (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.39*

Amendment Agreement to the Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated May 26, 2021

4.40*

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 14, 2021

4.41*†	Subscription Agreement for convertible and non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd and Kreos Capital VI (Expert Fund) LP dated November 19, 2021

4.42*	Bonds Issue Agreement for non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

4.43*	Convertible Bonds Issue Agreement for convertible bonds between Biophytis S.A. and Kreos Capital VI (Expert Fund) LP dated November 19, 2021

4.44*	Business Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

4.45*	Bank Account Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19,

4.46*	IP Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

4.47

Services Agreement by and between Biophytis S.A. and Institut Biophytis Do Brasil, dated July 1, 2020 (English translation) (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS XBRL Instance Document*

101.SCH XBRL Taxonomy Extension Schema Document**

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB XBRL Taxonomy Extension Label Linkbase Document**

101.PRE XBRL Taxonomy Presentation Linkbase Document**

104 Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)
†	Confidential portions of the exhibit have been omitted.
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPHYTIS S.A.

By:	/s/ Stanislas Veillet
Stanislas Veillet
Chief Executive Officer and Chairman

Date:  April 21, 2022

BIOPHYTIS S.A.

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Biophytis S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Biophytis S.A. (the Company) as of December 31, 2021 and 2020, the related statements of consolidated operations, comprehensive loss, changes in consolidated shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young et Autres

We have served as the Company’s auditor since 2016.

Paris-La Défense, France

April 21, 2022

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

		AS OF DECEMBER 31,
(amounts in thousands of euros)	Notes	2020	2021
ASSETS
Patents and software	3	2,673	2,757
Property, plant and equipment	4	114	563
Other non-current financial assets	5, 9	413	1,251
Total non-current assets		3,200	4,571

Other receivables and prepaid expenses	7, 9	5,239	6,536
Other current financial assets	6	12,924	1,229
Cash and cash equivalents	8, 9	5,847	23,926
Total current assets		24,010	31,691

TOTAL ASSETS		27,210	36,262

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital	10	20,151	27,191
Premiums related to the share capital	10	22,538	27,781
Treasury shares	10	(42)	(51)
Foreign currency translation adjustment		(72)	(73)
Accumulated deficit - attributable to shareholders of Biophytis		(14,759)	(17,865)
Net loss - attributable to shareholders of Biophytis		(25,517)	(31,246)
Shareholders’ equity - attributable to shareholders of Biophytis		2,299	5,737
Non-controlling interests		(31)	(32)
Total shareholders’ equity		2,268	5,705

Liabilities
Employee benefit obligations	13	188	205
Non-current financial liabilities	9, 12	1,833	6,293
Non-current derivative financial instruments		12	916
Total non-current liabilities		2,021	7,414

Current financial liabilities	9, 12	13,219	12,370
Provisions	14	2	—
Trade payables	9,5.1	7,985	7,606
Tax and social liabilities	15.2	1,446	1,998
Current derivative financial instruments	12	—	788
Other creditors and miscellaneous liabilities	15.3	269	381
Total current liabilities		22,921	23,143

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,210	36,262

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED OPERATIONS

		FOR THE YEARS ENDED DECEMBER 31,
(amounts in thousands of euros, except share and per share data)	Notes	2019	2020	2021
Revenue		—	—
Cost of sales		—	—
Gross margin		—	—

Research and development expenses, net	16.1	(9,089)	(9,921)	(19,665)
General and administrative expenses	16.2	(6,593)	(4,021)	(7,150)
Operating loss		(15,682)	(13,942)	(26,815)

Financial expenses		(1,496)	(1,531)	(2,581)
Financial income		18	34	24
Change in fair value of financial instruments		(1,867)	(10,080)	(1,875)
Net financial expense	17	(3,344)	(11,575)	(4,432)

Loss before taxes		(19,026)	(25,517)	(31,247)

Income taxes benefit		80	—	—
Net loss		(18,946)	(25,517)	(31,247)

Attributable to shareholders of Biophytis		(18,946)	(25,517)	(31,246)
Non-controlling interests		—	—	(1)

Basic and diluted weighted average number of shares outstanding		16,882,661	59,974,486	118,282,679
Basic loss per share (€/share)	19	(1.12)	(0.43)	(0.26)
Diluted loss per share (€/share)	19	(1.12)	(0.43)	(0.26)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

	FOR THE YEARS ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Net loss for the year	(18,946)	(25,517)	(31,247)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	87	(14)	23
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	(18)	10	—
Other comprehensive income (loss)	69	(4)	23

Total comprehensive loss	(18,877)	(25,521)	(31,224)

Attributable to shareholders of Biophytis	(18,877)	(25,521)	(31,223)
Non-controlling interests	—	—	(1)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

								Split
								accounting
								impact
								related to
								convertible
								notes and
								warrants		Shareholders'
		Share		Premiums	Accumulated	Foreign		attached to		equity -
		capital –		related to	deficit	currency	Share	non -		Attributable to	Non-
		number of	Share	the share	and net	translation	based	convertible	Treasury	shareholders	controlling	Shareholders’
(amounts in thousands of euros, except share data)	Notes	shares	capital	capital	loss	adjustment	payment	bonds	Shares	of Biophytis	interests	equity
As of December 31, 2018		13,463,413	2,693	44,263	(45,115)	(64)	4,673	738	(151)	7,037	(31)	7,006
Net loss for the period		—	—	—	(18,946)	—	—	—	—	(18,946)	—	(18,946)
Other comprehensive income (loss)		—	—	—	87	(18)	—	—	—	69	—	69
Total comprehensive income (loss)		—	—	—	(18,860)	(18)	—	—	—	(18,878)	—	(18,878)
Conversion of convertible notes	12	10,499,841	2,100	771	—	—	—	—	—	2,871	—	2,871
Issuance of warrants attached to non-convertible bonds	12	—	—	—	—	—	—	286	—	286	—	286
Deferred tax liabilities on the issuance of warrants		—	—	—	—	—	—	(80)	—	(80)	—	(80)
Treasury shares net movements	10	—	—	—	—	—	—	—	134	134	—	134
Gains and losses, net related to treasury shares		—	—	—	(131)	—	—	—	—	(131)	—	(131)
Equity settled share-based payments	11	—	—	—	—	—	63	—	—	63	—	63
Costs incurred in relation to equity transactions		—	—	445	—	—	—	—	—	445	—	445
As of December 31, 2019		23,963,254	4,793	45,478	(64,105)	(82)	4,736	944	(17)	(8,253)	(31)	(8,284)
Net loss for the period		—	—		(25,517)	—	—	—	—	(25,517)	—	(25,517)
Other comprehensive income (loss)		—	—		(14)	10	—	—	—	(4)	—	(4)
Total comprehensive income (loss)			—		(25,531)	10	—	—	—	(25,521)	—	(25,521)
Conversion of convertible notes	12	22,628,683	4,526	10,186	—	—	—	—	—	14,712	—	14,712
Share capital increase	12	49,295,005	9,858	13,628	—	—	—	—	—	23,486	—	23,486
Exercise of warrants	11	4,870,155	974	341	—	—	—	—	—	1,315	—	1,315
Subscription of warrants	11	—		449	—	—	—	—	—	449	—	449
Allocation of premiums to retained earnings (1)		—		(44,047)	(44,047)	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	—	(25)	(25)	—	(25)
Gains and losses, net related to treasury shares		—	—		61	—	—	—	—	61	—	61
Equity settled share-based payments	11	—	—	—	—		785	—	—	785	—	785
Biophytis shares to be received from Negma (2)	12.2.1				(1,212)					(1,212)		(1,212)
Costs incurred in relation to public offering on the Nasdaq	10		—	(787)	—	—	—	—	—	(787)	—	(787)
Costs incurred in relation to equity transactions (3)	10		—	(2,709)	—	—	—	—	—	(2,709)	—	(2,709)
As of December 31, 2020		100,757,097	20,151	22,538	(46,740)	(72)	5,521	944	(42)	2,299	(31)	2,268
Net loss for the period					(31,246)					(31,246)	(1)	(31,247)
Other comprehensive income (loss)					23					23	—	23
Total comprehensive income (loss)					(31,223)					(31,223)	(1)	(31,224)
Conversion of convertible notes	12	16,379,256	3,276	7,664	—	—	—	—	—	10,940	—	10,940
Share capital increase	10	16,950,000	3,390	16,814	—	—	—	—	—	20,204	—	20,204
Exercise of warrants	11	1,867,304	373	369	—	—	—	—	—	742	—	742
Cancellation of 2018 Kreos warrants	12.2.3	—	—	—	—	—	—	(62)	—	(62)	—	(62)
Biophits shares delivered to Negma	12.2.1	—	—	—	1,521	—	—	—	—	1,521	—	1,521
Allocation of premiums to retained earnings (1)		—	—	(17,505)	17,505	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	—	(9)	(9)	—	(9)
Gains and losses, net related to treasury shares		—	—	—	2	—	—	—	—	2	—	2
Equity settled share-based payments	11	—	—	—	—	—	3,422	—	—	3,422	—	3,422
Costs incurred in relation to equity transactions	10	—	—	(2,099)	—	—	—	—	—	(2,099)	—	(2,099)
As of December 31, 2021		135,953,657	27,191	27,781	(58,935)	(72)	8,943	882	(51)	5,737	(32)	5,705
(1)	The general meetings held on May 28, 2020 and on May 10,2021 decided the allocation of premiums to accumulated deficit.
(2)	The judgment of the Paris Court of Appeal of November 18, 2020 ordered the return by Negma of the 2,050,000 Biophytis shares previously delivered following the judgment of May 7, 2020. As a result, the Company recognized at the date of the judgment of November 18, 2020 the right to receive the 2,050,000 shares to be returned by Negma in equity for € 1,212 thousand and a corresponding increase of the financial liability (see notes 12.2 and 14).
(3)	Costs incurred by the Company in relation to private placements totaling €23.5 million that occurred in February, June, July and October 2020.

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED CASH FLOWS

		FOR THE YEARS ENDED DECEMBER 31,
(amounts in thousands of euros)	Notes	2019	2020	2021
Cash flows from operating activities
Net loss for the period		(18,946)	(25,517)	(31,247)
Adjustments to reconcile net loss to cash flows from operating activities
Amortization and depreciation of intangible and tangible assets	3, 4	262	280	311
Additions of provisions, net of reversals	13, 14	(33)	34	39
Expenses associated with share-based payments	11	63	785	3,422
Change in deferred tax		(80)	—	—
Costs incurred in relation to equity transactions, initially recognized as a reduction from shareholders’ equity		445	—	—
Financial interest		1,080	628	562
Conversion settled with cash payment		301	—	—
Amortization of the day one losses	12.2	—	—	54
Changes in fair value of financial instruments	12.2	1,867	10,080	1,875
Interests on investment accounts		(4)	(1)	(4)
Financial indemnity, net, Negma	12.2	—	(34)	1,675
Unwinding of conditional advances and other financial expenses	12.1	—	452	397
Amortized cost of non-convertible bonds and debt component of the convertible notes	12.2	328	189	132
Operating cash flows before change in working capital requirements		(14,718)	(13,104)	(22,785)
(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)		333	(3,361)	1,010
(Decrease) increase in other non-current financial assets		—	(4)	(2)
(Decrease) increase in other receivables		2,941	(2,654)	1,297
Decrease (increase) in trade payables		(2,641)	(479)	380
Decrease (increase) in tax and social security liabilities		137	(183)	(242)
Decrease (increase) in other creditors and miscellaneous liabilities		(104)	(41)	(113)

Cash flows used in operating activities		(15,051)	(9,743)	(23,795)

Cash flows used in investing activities
Acquisition of intangible and tangible assets	3, 4	(282)	(214)	(344)
Interests on investment accounts		4	1	4
Purchase of term deposits classified as other current financial assets	6	—	(12,500)	—
Sale of term deposits classified as other current financial assets		—	—	12,500
Cash flows used in investing activities		(278)	(12,713)	12,160

Cash flows from financing activities
Proceeds from share capital increase	10	—	23,486	16,584
Costs paid in relation to equity transactions	10	—	(3,496)	(2,099)
Net financial indemnity received from/ (paid to) Negma	12.2	—	34	(1,675)
Subscription of warrants (BSA)	12	—	271	—
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	12	—	862	742
Proceeds from research tax credit prefinancing, net of guarantee deposit	12	4,355	1,964	3,011
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	12	—	(4,589)	(2,252)
Proceeds from conditional advances	12.1	73	—	400
Repayment of conditional advances			(136)	(279)
Financial interest paid		(1,080)	(628)	(562)
Conversion settled with cash payment	12.2	(301)	—	(910)
Proceeds from the issuance of convertible notes and non-convertible bonds	12.2	6,920	8,730	20,484
Repayment non-convertible bonds	12.2	(2,292)	(3,214)	(3,550)
Repayment of convertible notes		—	(863)	—
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	12.2	(350)	(453)	(125)
Repayment of lease obligations		(47)	—	(54)
Change in short-term bank overdrafts		—	(15)	—
Cash flows from financing activities		7,278	21,953	29,715

Net effect of exchange rate changes on cash and cash equivalents		(18)	13	(1)

Increase (decrease) in cash and cash equivalents		(8,069)	(490)	18,079

Cash and cash equivalents at the beginning of the period		14,406	6,337	5,847
Cash and cash equivalents at the end of the period		6,337	5,847	23,926

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

Since April 2020, Sarconeos (BIO101) is also being developed as a treatment for patients with COVID-19 related respiratory failure in a Phase 2/3 clinical study (COVA) in the United States, Europe and Latin America. Enrollment of the study, however, has ended earlier than planned due to the progression of the pandemic and the difficulty in enrolling patients.

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

The following information constitutes the Notes to the consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.

The consolidated financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on April 4, 2022.

Note 2: Accounting principles, rules and methods

2.1 Principles used in preparing the Financial Statements

The Financial Statements are presented in thousands of euros unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the Financial Statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

Statement of compliance

The Company has prepared its Financial Statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards, or IASB. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (IFRS Interpretations Committee, or IFRS IC, and Standing Interpretations Committee, or SIC), whose application is mandatory for the periods presented.

Due to the listing of ordinary shares of the Company on Euronext Growth Paris (formerly known as Alternext Paris) and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Financial Statements of the Company are also prepared in accordance with IFRS as adopted by the European Union, or EU, whose application is mandatory for the periods presented.

As of December 31, 2019, 2020 and 2021, all IFRS that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Financial Statements comply with IFRS as issued by the IASB and as adopted by the EU.

Going concern

The Board of Directors approved the Financial Statements on a going concern basis despite the 2021 loss of €31,247 thousand. This analysis takes into account:

●	Cash and cash equivalents as of December 31, 2021 amounted to €23.9 million;
●	The potential use of a funding line of convertible notes set up with Atlas (or “2021 Atlas Contract”) that could lead up to additional funding of up to €32 million (see Note 12.2.2). The first tranche of €4 million has been issued in April 2022 (see Note 23).

The Company believes that the level of cash and cash equivalents, supplemented by the availability of existing funding lines, is sufficient to cover the Company’s cash requirements for the next 12 months from the date of approval of the Financial Statements.

Accounting methods

The accounting principles adopted for the Financial Statements as of and for the year ended December 31, 2021 are the same for the year ended December 31, 2020 with the exception of the following new standards, amendments and interpretations whose application was mandatory for the Company as of January 1, 2021:

●	Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16 – Benchmark Interest Rates Reform: Phase 2 issued on August 27, 2020; and
●	IFRS IC Decision dated April 20, 2021 Attributing Benefit to Periods of Service.

Adoptions of these standards or IFRS IC decision have not had a material impact on the Financial Statements (see Note 2.2).

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

●	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond June 30, 2021 issued on March 31, 2021 and whose application is for annual reporting periods beginning on or after April 1, 2021;
●	Amendments to IFRS 3 Business combinations, IAS 16 Property, Plant and Equipment and IAS 37 Provisions, Contingent Liabilities and Contingent Assets, Annual improvements 2018-2020, all issued on May 14, 2020 and whose application is for annual reporting periods beginning on or after January 1, 2022;
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued on January 23, 2020 and July 15, 2020 respectively and whose application is for annual reporting periods beginning on or after January 1, 2023; ·
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies issued on February 12, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023; ·
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates issued on February 12, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023; and

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction issued on May 7, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023.

The Company has not early adopted these new accounting standards, amendments and interpretations. It currently does not anticipate any significant impact on its Financial Statements at adoption date.

2.2 Change in accounting methods

For the preparation of its Financial Statements, the Company adopted in 2021 the IFRS IC Decision dated April 20, 2021 Attributing Benefit to Periods of Service (IAS 19 Employee Benefits).

IFRIC decision lead to shorten the period to which benefits are attribued by deferring the date from which an expense is recognised. The difference has been considered as not material as of December 31, 2020 and as of December 31, 2019. The Company recognized the full impact of €30 thousand for the year ended December 31, 2021 in Other Comprehensive Income and Employee benefit obligation.

Adoptions of the other new standards identified in Note 2.1 have not had a material impact on the Financial Statements as of and for the year ended December 31, 2021.

2.3 Use of judgments and estimates

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

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees and board members:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment; and
o	The valuation assumptions adopted are disclosed in Note 11.
●	The fair value measurement of warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9;and

o	The valuation assumptions utilized are disclosed in Note 12.2.
●	The fair value measurement of convertible notes and non-convertible bonds issued to Kreos with attached warrants:
o	The fair value measurement of the derivative related to the conversion option to Kreos and the warrants issued to Kreos is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the convertible notes was determined by discounting cash flows at market rate (unobservable input). The accounting for the day one losses resulting from those valuation are consequently subject to judgement.
o	The valuation assumptions utilized are disclosed in Note 12.2.
●	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with attached warrants issued to Negma and notes convertible into ordinary shares and/or redeemable in cash with Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas is based on the binomial valuation model which makes use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company’s shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of convertible notes in accordance with IFRS 9 and IAS 32; and

o	The valuation assumptions utilized are disclosed in Note 12.2.

●	Non-recognition of deferred tax assets net of deferred tax liabilities:
o	The determination of the amount of deferred tax assets which can be recognized requires that management makes estimates on both the consumption period of tax losses carried forward, and the level of future taxable income, in terms of strategies for fiscal management; and
o	The accounting principles applied by the Company in terms of recognition of deferred tax assets are detailed in Note 2.23.

2.4 Consolidation scope and methods

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

2.5 Foreign currency translation

For each entity, the Company determines the functional currency and items included in the Financial Statements of each entity are measured using that functional currency.

The parent company’s functional currency is the euros (€), which is the reporting currency of the Company and represented in the Financial Statements.

2.5.1 Recognition of transactions in foreign currencies

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

2.5.2 Translation of the financial statements of foreign subsidiaries

The financial statements of entities whose functional currency is not the euro are translated as follows:

●	assets and liabilities are translated using the closing rate of the period;
●	income statement items are translated using the average rate of the period; and
●	equity items are translated using the historical rate.

The exchange differences arising on translation are directly recognized in shareholders’ equity under “Foreign currency translation adjustment.”

The exchange rates used for the preparation of the Financial Statements are as follows:

				Average rate
	Closing rate			FOR THE YEAR ENDED
EXCHANGE RATE	AS OF DECEMBER 31,			DECEMBER 31
	2019	2020	2021	2019	2020	2021
BRL	4.5157	6.3735	6.3101	4.4134	5.8943	6.3779
USD	1.1234	1.2271	1.1326	1.1195	1.1422	1.1827

2.6 Impact of the COVID-19 health crisis on the December 31, 2021 accounts

The Company has, like many other companies, experienced disruptions due to the COVID 19 pandemic. Given the rapid changes associated with COVID 19, we have and are continuing to take the necessary precautions to protect our employees, partners and operations. For example, the Company has encouraged its employees in France and in the United States to work from home and to organize meetings and events in a virtual way whenever possible. The Company has also imposed restrictions on travel, which is now limited to professional imperatives only.

The Company’s ongoing and planned clinical studies have been impacted by COVID 19. The Company’s SARA-INT trial in sarcopenia has been impacted by the emergence of COVID 19 and subsequent lockdowns in Belgium and several American states (California and New York in particular). In light of the various measures adopted by governments and health authorities to restrict movement and protect the safety of patients, the Company had to adapt its SARA-INT protocol in order to ensure the continuity of the trial, in particular by closing all on-site activities, replacing them by phone calls, organizing Investigational Product delivery to patients’ homes, and expanding the treatment from six to nine months for some patients. Despite these interruptions of in-office study visits and other disruptions that were imposed due to the COVID 19 pandemic, the Company was able to retain most of the study participants. The last patient completed his final on-treatment visit in December 2021. Despite the impediments, a total of 203 participants completed the SARA-INT study. However only 106 patients could perform the 400m walk test, which was the primary endpoint of our study.

In addition, our MYODA program in DMD and MACA program for dry AMD, both planned for 2022 and 2023, respectively may be delayed if there is a resurgence of COVID-19 or emergence of new vaccine resistant strains.

Due to the lack of severely ill COVID-19 patients meeting the enrollment criteria, we have decided to stop enrollment in the COVA study with immediate effect and we plan to obtain topline results after the end of the 28-day treatment period during the second quarter of 2022 and complete results in the third quarter of 2022.12.7 Intangible assets.

2.7 Intangible assets

2.7.1 Research and development expenses

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

1 RvM rev.

2.7.2 Patents and software

Patents and software license acquisition costs are recorded as assets based on the costs incurred to acquire the related patents and licenses.

2.7.3 Amortization duration and expense

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

2.8 Property, plant and equipment

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

2.9 Lease agreements

Items held under lease agreements as defined by IFRS 16, Leases, and that do not meet the criteria for accounting exemptions for tenants (low-value asset leases and short-term agreements of less than 12 months) are shown as right of use assets in the statements of consolidated financial position. The corresponding liability is reported under “Financial liabilities” as a lease liability.

Leases payments that meet the exemptions criteria are recognized under expenses in the statements of consolidated operations on a straight-line basis over the term of the contract (refer to Note 21.1).

2.10 Recoverable value of non-current assets

Assets with an indefinite useful life are not depreciated and are subjected to an annual impairment test. Definite-lived assets are subject to an impairment test whenever there is any internal or external indicator that their value may be impaired.

Impairment indicators include in particular:

●	mixed or negative results from preclinical and clinical trials;
●	significant delay with the clinical trial development schedule.

2.11 Financial assets

As of December 31, 2020 and 2021, the financial assets of the Company are classified into two categories depending on their nature and objectives for keeping such assets in accordance with IFRS 9:

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

The financial assets related to the guarantee deposits and the related financial liabilities are presented separately in accordance with IAS 32.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss consist of:

●	cash and cash equivalents as of December 31, 2021 and 2020;
●	short-term deposits as of December 31, 2021 presented in other current financial assets;

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

2.12 Cash and cash equivalents

Cash and cash equivalents recognized in the statements of consolidated financial position include bank deposits, cash at hand and short-term deposits with an initial maturity of less than three months.

Cash equivalents are easily convertible into a known amount of cash and are subject to an insignificant risk of changes in value. They are held for the purpose of meeting short term cash commitments They are assessed at fair value and changes in value are recognized under “Financial income (loss)”.

2.13 Fair value of financial instruments

Borrowings and financial debts (excluding derivative financial instruments and convertible notes issued to Atlas and Negma) are initially recognized at fair value and subsequently measured at amortized cost, measured using the effective interest rate (EIR) method.

Convertible notes issued to Negma and Atlas were measured at fair value through profit or loss in accordance with IFRS 9.

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

The Company has distinguished three categories of financial instruments depending on their valuation methods and uses this classification to disclose some of the information required by IFRS 7 Financial Instruments: Disclosures:

●	Level 1: financial instruments listed on an active market;
●	Level 2: financial instruments whose valuation methods rely on observable inputs; and
●	Level 3: financial instruments whose valuation methods rely entirely or partly on unobservable inputs, an unobservable input being defined as one whose measurement relies on assumptions or correlations that are not based on the prices of observable market transactions for a given instrument or on observable market data on the valuation date.

The Company’s financial instruments that are recognized at fair value through profit or loss are:

●	short term deposits which are classified as Level 1; and
●	derivative financial instruments and convertible notes issued to Negma and Atlas (see Note 12.2), which are classified as Level 3.

2.14 Liquidity agreement

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

2.15 Public subsidies

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

2.16 Receivables

Receivables are valued at their nominal value.

Impairment allowances include expected losses as required by IFRS 9, rather than incurred losses. No impairment allowances were determined to be necessary as of December 31, 2021 or 2020.

Other receivables include the nominal value of the CIR research tax credit which is recognized when expenses eligible to the research tax credit are incurred.

2.17 Capital

Classification as equity depends on the specific analysis of the characteristics of each instrument issued. The Company’s ordinary shares are classified as equity instruments.

Costs directly attributable to the issuance of shares are recognized, net of tax, as a reduction from shareholders’ equity.

2.18 Share-based payments

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

2.19 Employment benefit obligations

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

2.20 Provisions

A provision is recognized if, as a result of a past event, a company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date.

2.21 Financial liabilities

Financial liabilities are classified into two categories and include:

●	financial liabilities recognized at amortized cost; and
●	financial liabilities recognized at fair value through profit or loss.

Financial liabilities recognized at amortized cost

Borrowings and other financial liabilities, such as conditional advances, are recognized at amortized cost calculated using the effective interest rate. The portion of financial liabilities due in less than one year is presented under current financial liabilities.

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

The accounting treatment of this compound financial instrument is detailed in Note 12.2.3.

During the year ended December 31, 2021, the Company issued non-convertible bonds and convertible notes to Kreos. Non-convertible bonds and debt component of the convertible notes were initially recorded at fair value and subsequently measured at amortized cost.

Financial liabilities recognized at fair value through profit or loss

During the years ended December 31, 2020 and 2021, the Company issued notes convertible into ordinary shares and/or redeemable in cash, with attached warrants to Negma and Atlas. This financial instrument includes: a hybrid component related to the convertible notes (measured at fair value through profit or loss in accordance with IFRS 9) and an equity instrument related to the warrants (measured at fair value at the issuance date in equity instruments in accordance with IAS 32). Transactions costs are recognized in financial expenses at the issuance date of the convertible notes.

At issuance date, a day one loss has been recognized in financial expense for the difference between the fair value of the convertible notes plus the fair value of the attached warrants (if any) as estimated by the Company on the one hand, and the transaction price (i.e. proceeds received on the other hand).

The accounting treatment of this hybrid financial instrument is detailed in Notes 12.2.1 and 12.2.2.

During the year ended December 31, 2021, the Company issued three tranches of the loan concluded on November 19, 2021 with Kreos consisting of non-convertible bonds and convertible notes with attached warrants.

This financial instrument includes several components measured at fair value through profit or loss in accordance with IFRS 9: a derivative financial instrument related to the conversion option of the convertible notes and a derivative financial instrument related to the warrants.

Day one loss

At issuance date, initial measurement at fair value of the convertible notes and the warrants issued to Kreos resulted in the recognition of day one losses.

As the fair value of these day one losses are based on unobservable inputs (Level 3), these day one losses have been deferred in accordance with IFRS 9 B5.1.2A. The deferred day one losses have been recognized as separate assets under other non-current financial asset and other current financial asset lines items and are amortized over their underlying respective maturity through profit or loss.

The accounting treatment of this hybrid financial instrument is detailed in Note 12.2.3.

2.22 Income tax

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

2.23 Segment information

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

2.24 Earnings per share

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

Note 3: Patents and software

(amounts in thousands of euros)	Patents	Software	Total
GROSS AMOUNT
As of January 1, 2020	2,930	32	2,962
Addition	450	—	450
Disposal	—	—	—
As of December 31, 2020	3,380	32	3,412
Addition	272	—	272
Disposal	—	—	—
As of December 31, 2021	3,652	32	3,684

AMORTIZATION
As of January 1, 2020	547	15	562
Increase	168	9	177
Decrease	—	—	—
As of December 31, 2020	715	24	739
Increase	180	8	188
Decrease	—	—	—
As of December 31, 2021	895	32	927

NET BOOK VALUE
As of January 1, 2020	2,383	17	2,400
As of December 31, 2020	2,665	8	2,673
As of December 31, 2021	2,757	—	2,757

No impairment was recognized on intangible assets of the Company in the years ended December 31, 2020, and 2021, respectively. The Company determined that the COVID-19 pandemic had limited impact on the development of the clinical studies and ultimately on the company’s assets.

The Company co-owns certain patents with state-owned partners.

As part of the Intellectual Property agreement signed with the Company’s CEO (see Note 20.2) and its amendment, the total patents rights acquired from the Company’s CEO as of December 31, 2021 amounted to €1,350 thousand (€1,080 thousand as of December 31, 2020) and are amortized over a 19-year period.

Of this amount, €270 thousand was paid to the Company’s CEO in 2019, €180 thousand in 2020 and €270 thousand in 2021. The remaining amount was applied to the CEO’s subscription and the exercise of Founders warrants in 2020 (see Note 11).

Note 4: Property, plant and equipment

		Equipment	Fixture	Office, IT
	Equipment	and tooling	and	equipment,	Buildings
(Amounts in thousands of euros)	and tooling	(right of use)	fittings	furniture	(right of use)	Total
GROSS AMOUNT
As of January 1, 2020	285	181	90	92	—	648
Addition	30	—	—	5	—	35
Exchange effect	(18)	—	(5)	(3)	—	(26)
As of December 31, 2020	297	181	85	94	—	657
Addition	43	—	29	—	500	572
Exchange effect	—	—	—	2	—	2
As of December 31, 2021	340	181	114	96	500	1,231

DEPRECIATION
As of January 1, 2020	190	143	71	59	—	463
Increase	40	37	18	9	—	104
Exchange effect	(18)	—	(4)	(1)	—	(23)
As of December 31, 2020	212	180	85	67	—	544
Increase	38	1	21	6	56	122
Exchange effect	—	—	—	2	—	2
As of December 31, 2021	250	181	106	75	56	668

NET BOOK VALUE
As of January 1, 2020	95	38	19	33	—	185
As of December 31, 2020	85	1	—	26	—	114
As of December 31, 2021	90	—	8	21	444	563

No impairment was recognized on tangible assets of the Company in the years ended December 31, 2020, and 2021, respectively. The increase in the buildings right of use in 2021 is due to the lease arrangement for the Company’s premises located in France for its headquarter.

As of December 31, 2020, no lease liability nor right of use were recognized, considering that the lease arrangement had a term of less than 12 months.

In late August 2021, the Company initiated a negotiation with Sorbonne University to enter into a new lease arrangement for its headquarter. The terms and conditions of the new lease arrangement were finalized at the end of September 2021 (see Note 21). Given the finalization of the terms and conditions with Sorbonne University in September 2021 and an estimated lease term greater than 12 months, the Company recognized a right-of-use asset and a lease liability as at September 30, 2021 in accordance with IFRS 16.22.

The Company is reasonably certain to exercise the option to extend the lease arrangement by an additional maximum period of 12 months. As a result, in accordance with IFRS 16.18, the lease term has been set on December 14, 2023.

Given the nature of the right of use (premises) and the term (2 years), the Company determined that its incremental borrowing rate at 2%.

Note 5 : Non-current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Cash reserve related to the liquidity agreement	80	72
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	320	—
Guarantee deposit related to the 2021 Kreos loan contract (see note 12.2.3)	—	104
Deferred day one loss related to debt component of the convertible notes and warrants issued to Kreos in 2021	—	1,065
Miscellaneous	13	10
Total non-current financial assets	413	1,251

Deferred day one losses related to the debt component of the convertible notes and to the warrants issued to Kreos in 2021 were recognized at issuance date. The deferred day one losses are amortized over the maturity of the related instruments. See Note 12.2.3.

Note 6: Other current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Guarantee deposit as part of the research tax credit prefinancing from NEFTYS (see note 12)	424	584
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	—	320
Deferred day one loss related to debt component of the convertible notes and warrants issued to Kreos in 2021	—	325
Short term deposits	12,500	—
Total other current financial assets	12,924	1,229

As of December 31, 2020, the Company owned three short-term deposits for a total amount of €12,500 thousand with an initial maturity of 6 months:

●	A short-term deposit of €1,000 thousand with a maturity in March 2021 and an interest rate of 0.05%;
●	A short-term deposit of €3,000 thousand with a maturity in March 2021 and an interest rate of 0.05%; and
●	A short-term deposit of €8,500 thousand with a maturity in April 7, 2021 and an interest rate of 0.02%.

In accordance with IAS 7, these short-term deposits were recorded under current financial assets.

As of December 31, 2021, no short-term deposit has been recorded under financial assets.

Note 7: Other receivables and prepaid expenses

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Research tax credit (1)	3,199	3,941
Value added tax	1,562	1,008
Prepaid expenses(2)	29	1,418
Suppliers – advances payment and debit balance	127	125
Receivable from CACEIS in relation with the exercises of BSA/BSPCE (3)	266	2
Miscellaneous	57	42
Total other receivables and prepaid expenses	5,239	6,536
(1)	Research tax credit (CIR)

Subject to certain conditions (see Note 2.15), CIR is payable by the government in the year following its recognition when there is no taxable net income to be offset. Those conditions are met by Biophytis as of December 31, 2021.

CIR recorded for the years ended December 31, 2020 and December 31, 2021 are:

●	CIR 2020: €3,328 thousand; and
●	CIR 2021: €4,080 thousand.

In December 2020, a portion of the CIR receivables for 2020 was prefinanced with NEFTYS (see note 12).

In December 2021, a portion of the CIR receivables for 2021 was prefinanced with NEFTYS (see note 12).

(2)	Prepaid expenses mainly relate to research services provided by an external provider.
(3)	Receivables from CACEIS, a company providing financial services to institutional investors, were recognized following the exercise of warrants and founders’ warrants for €266 thousand on December 31, 2020 and €2 thousand on December 31, 2021.

Note 8: Cash and cash equivalents

Cash and cash equivalents are broken down as follows:

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Bank accounts	3,347	16,926
Short term deposits	2,500	7,000
Total cash and cash equivalents	5,847	23,926

Cash and cash equivalents are mainly held in euros.

As of December 31, 2020, the Company owned one short-term deposits with a maturity on January 18, 2021 and an interest rate of 0.03%. Its nominal value is €2,500 thousand.

As of December 31, 2021, the Company owned two short-term deposits for a total amount of €7,000 thousand with initial maturity of 1 month:

●	A short-term deposit of €2,000 thousand with a maturity in January 1, 2022 and an interest rate of 0.03%;

●	A short-term deposit of €5,000 thousand with a maturity in January 26, 2022 and an interest rate of 0.03%.

In accordance with IAS 7, these short-term deposits were recorded under cash and cash equivalents as (i) their initial maturity is less than three months, (ii) they are easily convertible into a known amount of cash and (iii) are subject to an insignificant risk of changes in value.

Note 9: Financial assets and liabilities and impacts on statements of consolidated operations

The Company’s financial assets and liabilities are measured as follows as of December 31, 2020 and 2021, respectively:

	AS OF DECEMBER 31, 2020
			Measurement – Statement of financial
			position (IFRS 9)
	Measurement –		Fair value
	Statement of	Fair	through profit
(amounts in thousands of euros)	financial position	value	or loss	Amortized cost
Non-current financial assets	413	413	—	413
Other receivables (excluding prepaid expenses)	5,210	5,210	—	5,210
Other current financial assets	12,924	12,924	—	12,924
Cash and cash equivalents	5,847	5,847	5,847	—
Total assets	24,394	24,394	5,847	18,547
Non-current financial liabilities	1,833	1,833	—	1,833
Current financial liabilities	13,219	13,219	7,357	5,862
Trade payables	7,985	7,985	—	7,985
Total liabilities	23,037	23,037	7,357	15,680

	AS OF DECEMBER 31, 2021
			Measurement – Statement of financial
			position (IFRS 9)
	Measurement –		Fair value
	Statement of		through profit
(amounts in thousands of euros)	financial position	Fair value	or loss	Amortized cost
Non-current financial assets (excluding deferred day one loss)	187	187		187
Other receivables (excluding prepaid expenses)	5,119	5,119	—	5,119
Other current financial assets (excluding deferred day one loss)	905	905	—	905
Cash and cash equivalents	23,926	23,926	23,926	—
Total assets	30,137	30,137	23,926	6,211
Non-current financial liabilities	6,293	6,386	—	6,386
Non-current derivative financial instruments	916	916	916	—
Current financial liabilities	12,370	12,370	6,627	5,743
Current derivative financial instruments	788	788	788	—
Trade payables	7,606	7,606	—	7,606
Tax and social liabilities	1,998	1,998	—	1,998
Other creditors and miscellaneous liabilities	381	381	—	381
Total liabilities	30,352	30,445	8,331	22,114

The impact of the Company’s financial assets and liabilities on the statements of consolidated operations are as follows for the years ended December 31, 2020 and 2021:

	FOR THE YEARS ENDED DECEMBER 31,
	2019		2020		2021
		Change in fair		Change in fair		Change in fair
(amounts in thousands of euros)	Interest	value	Interest	value	Interest	value
Profit or loss impact of liabilities
Liabilities at fair value : derivative financial instruments					—	(174)
Liabilities at fair value : convertible notes	—	(1,867)	—	(10,080)	—	(1,701)
Non-convertible bonds at amortized costs and interest of convertible notesissued to Kreos	(1,125)	—	(817)	—	(565)	—
Liabilities at amortized cost: advances	(33)	—	(24)	—	(33)	—

Note 10: Share capital

	AS OF DECEMBER 31,
	2019	2020	2021
Share capital (in thousands of euros)	4,793	20,151	27,191

Number of outstanding shares	23,963,254	100,757,097	135,953,657

Nominal value per share (in euros)	€0.20	€0.20	€0.20

Share capital and issue premium

As of December 31, 2021, the share capital of the Company was €27,190,731.40 divided into 135,953,657 fully subscribed ordinary shares with a nominal value of €0.20 per share.

Outstanding shares exclude warrants (“BSA”) granted to certain investors, free shares and founders’ warrants (“BSPCE”) granted to certain employees and members of the Board of Directors that have not yet been exercised.

As of December 31, 2021, the premiums of the Company were €27,781 thousand. This included the recognition of costs incurred as part of the Company’s US IPO in the amount of €2,099 thousand.

The general meeting held on May 10, 2021 decided the allocation of premiums to accumulated deficit for amount of €17,505 thousand.

Changes in share capital

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

For the year ended December 31, 2020:

The Company completed several private placements during the period totaling €23,486 thousand (share capital increase of €9,859 thousand and an issue premium of €13,627 thousand), which can be detailed as follows:

●	In February 2020: a private placement amounting to €3.3 million through the issuance of 12,394,071 new shares at a share price of €0.27. This transaction generated a share capital increase of €2,479 thousand and an issue premium of €868 thousand.
●	June 2020:
o	issuance of 2,050,000 new shares at a share price of €0.68, reserved for Negma, pursuant to summary judgement dated May 7, 2020 (see Note 12.2). This transaction generated a capital increase of €410 thousand and an issue premium of €984 thousand.
o	a private placement of €4.0 million by issuing 6,060,606 new shares at a share price of €0.66. This transaction generated a capital increase of €1,212 thousand and an issue premium of €2,788 thousand.

●	In July 2020: a private placement amounting to €6.1 million by issuing 9,563,732 new shares at a share price of €0.642. This transaction generated a capital increase of €1,913 thousand and an issue premium of €4,227 thousand.
●	In October 2020: a private placement amounting to €10 million through the issuance of 21,276,596 new shares at a share price of €0.47. This transaction generated a share capital increase of €4,255 thousand and an issue premium of €5,745 thousand.

The Company converted certain bonds into new shares in the year ended December 31, 2020 which can be detailed as follows:

●	68 bonds held by Negma were converted into new shares generating the issuance of 3,400,000 shares with a share price of €0.20, or a capital increase of €680 thousand, and an issue premium of -€6 thousand (based on the fair value of shares issued at the date of conversion).
●	330 bonds held by Atlas were converted into new shares generating the issuance of 17,178,683 shares with a share price of €0.20, representing a capital increase of €3,436 thousand and an issue premium of €9,208 thousand(based on the fair value of shares issued at the date of conversion).
●	Pursuant to a summary judgement dated May 7, 2020, 41 bonds held by Negma were converted into new shares generating the issuance of 2,050,000 shares with a share price of €0.20, representing a capital increase of €410 thousand and an issue premium of €984 thousand.

The costs incurred by the Company in connection with the 2020 share capital increases and the Initial Public Offering on Nasdaq Capital Market in February 2021 were recognized as a reduction from shareholders’ equity for respectively €2,709 thousand and €787 thousand.

Following the exercise of warrants during the period, the share capital was increased by €1,315 thousand through the issuance of 4,870,155 new shares, with a nominal value of €0.20, or €974 thousand, and an issue premium of €341 thousand.

For the year ended December 31, 2021:

On February 12, 2021, Biophytis announced the closing of the ADS Offering. The gross proceeds from the Offering were $20,100 thousand (€16,584 thousand, using the exchange rate of €1.00 = $1.212 on February 12, 2021, the closing date) and the aggregate net proceeds to Biophytis, after deducting underwriting discounts and commissions, management fee, and other offering expenses payable by the Company, were approximately $16.35 million (€13.49 million, using the exchange rate of €1.00 = $1.212 on February 12, 2021, the closing date). All of the securities sold in the Offering were offered by Biophytis. This transaction generated the issuance of 12,000,000 shares representing a share capital increase of €2,400 thousand and an issue premium of €14,184 thousand.

On July 30, 2021, 4,950,000 new shares were issued to Negma generating a share capital increase of €990 thousand and an issue premium of €2,629 thousand (see Note 12.2.1).

During the year ended December 31, 2021, 376 bonds held by Atlas were converted into new shares generating the issuance of 16,379,256 shares with a share price of €0.20, representing a capital increase of €3,276 thousand and an issue premium of €7,664 thousand (based on the fair value of shares issued at the date of conversion).

The costs incurred during the period by the Company in connection with the Initial Public Offering on Nasdaq Capital Market in February 2021 were recognized as a reduction from shareholders’ equity for €2,099 thousand.

Following the exercise of warrants during the period, the share capital was increased by €373 thousand through the issuance of 1,867,304 new shares, with a premium totaling €369 thousand.

Distribution of dividends

The Company did not distribute any dividends during the years ended December 31, 2020 and 2021, respectively.

Capital management

The Company’s policy is to maintain a solid capital base in order to preserve the confidence of investors and creditors and to support future growth.

In this respect, the Company entered into a liquidity agreement with Banque Parel. In connection with this liquidity agreement:

●	100,793 treasury shares were recognized at cost (€50 thousand) as a reduction from shareholders’ equity as of December 31, 2021, 48,228 treasury shares were recognized at cost (€43 thousand) as a reduction from shareholders’ equity as of December 31, 2020 and 83,479 treasury shares were recognized at cost (€17 thousand) as a reduction from shareholders’ equity as of December 31, 2019; and
●	€72 thousand of cash was included in non-current financial assets as of December 31, 2021, €80 thousand of cash was included in non-current financial assets as of December 31, 2020 and €45 thousand of cash was included in non-current financial assets as of December 31, 2019.

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

On April 3, 2020, the Company decided to launch a public offering of share subscription warrants. The main objective of the transaction was to allow existing shareholders to participate in the new COVA program and the future development of the Company, and eventually to consolidate its equity.

Upon completion of its public offering, the Company issued 7,475,708 share subscription warrants, after full exercise of the extension clause.

The subscription price was €0.06 per warrant. The warrants can be exercised for a period of 5 years from April 30, 2020, at an exercise price of €0.27 per new share.

Each warrant gives its holder the right to subscribe to one new Biophytis share. Total subscriptions amounted to €449 thousand in 2020. During the periods ended December 31, 2020 and 2021, warrants were exercised for €1,042 thousand and €302 thousand respectively.

The Company’s CEO participated in 2020 in the subscription and the exercise of the investors warrants which was settled by the amount of €630 thousand due to the Company’s CEO as part of the Intellectual Property agreement (see Notes 3 and 20.2) (€177 thousand for the subscription of warrants and €453 thousand for the exercise of warrants).

These BSA warrants are considered as equity instruments and are recorded in shareholders’ equity at their subscription price in accordance with IAS 32.

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2020 are summarized in the table below:

Number of
		Number of outstanding warrants					shares which
		As of					can be
Type	Grant date	1/1/2020	Granted	Exercised	Lapsed	As of 12/31/2020	subscribed
Warrants 2020	04/07/2020	—	7,475,708	(3,860,142)	—	3,615,566	3,615,566

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2021 are summarized in the table below:

Number of
		Number of outstanding warrants					shares which
		As of					can be
Type	Grant date	1/1/2021	Granted	Exercised	Lapsed	As of 12/31/2021	subscribed
Warrants 2020	04/07/2020	3,615,566	—	(1,122,695)	—	2,492,871	2,492,871

BSA warrants issued to Bracknor

In 2017, the Company issued warrants for the benefit of Bracknor Fund Ltd with an average exercise price of €3.48 per ordinary share for the purpose of a funding line that was fully repaid in 2017 and is now terminated. The number of shares that can be issued if the warrants are exercised is 442,477 ordinary shares as of December 31, 2021.

BSA warrants issued to Negma Group

See note 12.2.1

BSA warrants issued pursuant to equity-compensation plan

The following table summarizes the data related to the warrants issued pursuant to equity-compensation plans as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics			Assumptions		IFRS2 Initial
		Number of					valuation (Black-
		warrants	Maturity	Exercise			Scholes) in
Type	Grant date	granted	date	price	Volatility	Risk-free rate	thousands of euros
Warrants 2017	07/21/2017	72,000	07/21/2021	€3.30	59.95%	-0.62%	153

All BSA warrants issued pursuant to equity-compensation plans were fully vested on the grant date.

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the year ended December 31, 2020 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which can
Type	Grant date	As of 1/1/2020	Granted	Exercised	Lapsed	As of 12/31/2020	be subscribed
Warrants 2017	07/21/2017	72,000	—	—	—	72,000	72,000

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which can
Type	Grant date	As of 1/1/2021	Granted	Exercised	Lapsed	As of 12/31/2021	be subscribed
Warrants 2017	07/21/2017	72,000	—	—	(72,000)	—	—

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics				Assumptions
								IFRS 2 Initial
		Number of						valuation (Black-
		warrants		Expected	Exercise			Scholes) in
Type	Grant date	granted	Maturity date	term	price	Volatility	Risk-free rate	thousands of euros
Founders’ warrants2017-1	07/21/2017	227,000	07/21/2021	3 years	€3.30	54.07%	-0.53%	347
Founders’ warrants2017-2	07/21/2017	127,000	07/21/2021	3 years	€3.30	57.25%	-0.65%	421
Founders’ warrants2019-1	04/03/2020	1,333,333	04/03/2026	2 years	€0.27	48.36%	-0.62%	674
Founders’ warrants2019-2	04/03/2020	666,667	04/03/2026	4 years	€0.27	53.32%	-0.56%	356
Founders’ warrants2020-1	12/22/2020	999,393	12/22/2026	2 years	€0.47	57.80%	-0.77%	508
Founders’ warrants2020-2	12/22/2020	499,696	12/22/2026	4 years	€0.47	57.91%	-0.77%	284
Founders’ warrants2021-1	09/15/2021	2,919,415	09/15/2027	1 year	€0.73	79.11%	-0.73%	677
Founders’ warrants2021-2	09/15/2021	1,459,707	09/15/2027	2 years	€0.73	106.04%	-0.75%	595

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2020 are summarized in the table below:

							Number of
		Number of outstanding warrants					shares which
							can be
Type	Grant date	At 1/1/2020	Granted	Exercised	Lapsed	At 31/12/2020	subscribed
Founders’ warrants2017-1	07/21/2017	148,000	—	—	—	148,000	148,000
Founders’ warrants2017-2	07/21/2017	74,000	—	(2,152)	(9,000)	62,848	62,848
Founders’ warrants2019-1	04/03/2020	—	1,333,333	(313,417)	(8,607)	1,011,309	1,011,309
Founders’ warrants2019-2	04/03/2020	—	666,667	—	(4,304)	662,363	662,363
Founders’ warrants2020-1	12/22/2020	—	999,393	—	—	999,393	999,393
Founders’ warrants2020-2	12/22/2020	—	499,696	—	—	499,696	499,696
Total		222,000	3,499,089	(315,569)	(21,911)	3,383,609	3,383,609

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which
							can be
Type	Grant date	At 1/1/2021	Granted	Exercised	Lapsed	At 31/12/2021	subscribed
Founders’ warrants2017-1	07/21/2017	148,000	—	—	(148,000)	—	—
Founders’ warrants2017-2	07/21/2017	62,848	—	—	(62,848)	—	—
Founders’ warrants2019-1	04/03/2020	1,011,309	—	(35,739)	(99,897)	875,673	875,673
Founders’ warrants2019-2	04/03/2020	662,363	—	(17,870)	(49,948)	594,545	594,545
Founders’ warrants2020-1	12/22/2020	999,393	—	(74,346)	(199,797)	725,250	725,250
Founders’ warrants2020-2	12/22/2020	499,696	—	(37,173)	(99,898)	362,250	362,250
Founders’ warrants2021-1	09/15/2021	—	2,919,415	—	(45,645)	2,873,769	2,873,769
Founders’ warrants2021-2	09/15/2021	—	1,459,707	—	(22,823)	1,436,885	1,436,885
Total		3,383,609	4,379,122	(165,128)	(728,856)	6,868,747	6,868,747

The vesting period of these BSPCE founder’s warrants are summarized in the table below:

Type	Vesting period
Founders’ warrants2017-1	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2017-2	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2019-1	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2019-2	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2020-1	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2020-2	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2021-1	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023
Founders’ warrants2021-2	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023

Free shares

		Characteristics			Assumptions		IFRS 2 Initial
		Number of					valuation (Black-
		warrants	Maturity				Scholes) in thousands
Type	Grant date	granted	date	Exercise price	Volatility	Risk-free rate	of euros
Free shares 2020	12/22/2020	2,500,911	N/A	N/A	N/A	N/A	2,311
Free shares 2021	09/15/2021	6,631,068	N/A	N/A	N/A	N/A	4,936

Activity for the free shares that were outstanding during the year ended December 31, 2020 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2020	Granted	Exercised	Lapsed	As of 12/31/2020	which can be issued
Free shares 2020	12/22/2020	—	2,500,911	—	—	2,500,911	2,500,911
Total		—	2,500,911	—	—	2,500,911	2,500,911

Activity for the free shares that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2021	Granted	Exercised	Lapsed	As of 12/31/2021	which can be issued
Free shares 2020	12/22/2020	2,500,911	—	—	—	2,500,911	2,500,911
Free shares 2021	09/15/2021	—	6,631,068	—	—	6,631,068	6,631,068
Total		2,500,911	6,631,068	—	—	9,131,979	9,131,979

The vesting period of these free shares are summarized in the table below:

Type	Vesting period
Free shares2020	Vesting period of 2 years followed by a holding period of 2 years
Free shares2021	Vesting period of 1 year followed by a holding period of 1 year

Stock based compensation expense recognized for the years ended December 31, 2020 and 2021.

(amounts in thousands of euros)

	DECEMBER 31, 2020				DECEMBER 31, 2021
		Cumulative				Cumulative
	Probable	expenses -	Expense	Cumulative		expenses -
	cost of	beginning	for the	expense to	Probable cost	beginning of	Expense for	Cumulative
Type	the plan	of period	period	date	of the plan	period	the period	expense to date
Warrants 2017	153	153	—	153	153	153	—	153
Founders’ warrants2017-1	347	347	—	347	347	347	—	347
Founders’ warrants2017-2	369	369	—	369	369	369	—	369
Founders’ warrants2019-1	674	—	447	447	640	447	124	570
Founders’ warrants2019-2	356	—	52	52	320	52	62	113
Founders’ warrants2020-1	508	—	257	257	218	257	84	341
Founders’ warrants2020-2	284	—	1	1	435	1	42	43
Founders’ warrants2021-1	—	—	—	—	838	—	339	339
Founders’ warrants2021-2	—	—	—	—	419	—	169	169
Free shares 2020	2,311	—	28	28	2,311	28	1,155	1,184
Free shares 2021	—	—	—	—	4,936	—	1,447	1,447
Sub-total			785				3,422
Social contribution (1)			2				308
Total			787				3,730

(1) Free shares are subject to social contribution to be paid upon the issuance of the free shares at the term of the vesting period. This social contribution is recognized on a straight-line basis over the vesting period and adjusted at each closing based on the Company’s share price. This social contribution is recorded in social security liabilities (refer to Note 15.2) and amounted to €310 thousand as of December 31, 2021 and €2 thousand as of December 31, 2020 resulting in a change of €308 thousand in 2021.

Note 12: Borrowings and financial liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Conditional advances	893	906
Non-convertible bonds	940	2,945
Convertible bonds	—	2,217
Non-current lease obligations	—	225
Non-current financial liabilities	1,833	6,293
Non-current derivative financial instruments	—	916

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Conditional advances	274	377
Non-convertible bonds	3,454	1,858
Convertible notes	7,357	6,627
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables (1)	2,134	3,287
Current lease obligations	—	221
Current financial liabilities	13,219	12,370
Current derivative financial instruments	—	788
(1)	Financial liabilities related to the prefinancing of a portion of the research tax credit (CIR) receivables

A portion of the 2020 and 2021 CIR receivables was prefinanced by FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 3 with NEFTYS CONSEIL SARL as arranger, or NEFTYS in 2020 and 2021, respectively. Consequently, the Company recorded:

●	a liability for the amount due to NEFTYS at the time of CIR collection;
●	a financial asset for the amounts deducted by NEFTYS on the receivables sold (considered as a guarantee deposit, see Note 6), and
●	a current asset for the CIR research tax credits payable by the French State.

In accordance with IFRS 9, the financial liability due to NEFTYS was determined using the amortized cost method:

●	CIR 2020: €2,134 thousand as of December 31, 2020; and
●	CIR 2021: €3,287 thousand as of December 31, 2021.

Breakdown of financial liabilities by maturity, at value on redemption

The maturity of financial liabilities is broken down as follows:

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2021	< 1 year	1 to 5 years	> 5 years
Conditional advances	1,354	379	815	160
Non-convertible bonds Kreos 2018 contract	944	944	—	—
Non-convertible bonds Kreos 2021 contract	3,926	1,000	2,926
Convertible notes Kreos 2021 contract	2,250	—	2,250	—
Convertible notes Atlas	5,600	5,600	—	—
Lease obligations	446	221	225	—
Derivative financial instruments	1,704	788	916
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	3,450	3,450	—	—
Total financial liabilities	19,674	12,382	7,132	160

12.1 Conditional advances

The table sets out the changes in conditional advances:

(amounts in thousands of euros)	BPI - Sarcob	BPI – BIO101	AFM – Téléthon	BPI – BIO201	Total
As of January 1, 2020	135	774	370	—	1,279
(+) Proceeds from conditional advances	—	—	—	—	—
(-) Repayment	(26)	(110)	—	—	(136)
Subsidies	—	—	—	—	—
Financial expenses	3	13	8	—	24
As of December 31, 2020	112	677	378	—	1,167
(+) Proceeds from conditional advances	—	—	—	400	400
(-) Repayment	(59)	(220)	—	—	(279)
Subsidies	—	—	—	(38)	(38)
Financial expenses	3	18	8	5	33
As of December 31, 2021	56	474	386	367	1,283

Breakdown of conditional advances by maturity, at value on redemption

(amounts in thousands of euros)	BPI -Sarcob	BPI - BIO101	AFM – Téléthon	BPI - BIO201	Total
As of December 31, 2021	59	495	400	400	1,354
Less than one year	59	220	100	—	379
One to five years	—	275	300	240	815
More than five years	—	—	—	160	160

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

Following the COVID-19 health crisis, the Company managed to postpone the repayments of the first and second quarters of 2020 which extended the initial repayment schedule by two more quarters. The repayment schedule after considering these changes is as follows:

●	€13 thousand per quarter from June 30, 2020 to March 31, 2021 (3 repayments);
●	€19.5 thousand per quarter from June 30, 2021 to March 31, 2022 (4 repayments); and
●	€32.5 thousand per quarter from June 30, 2022 to December 31, 2022 (2 repayments).

The commitments provided by the Company pursuant to this agreement can be found in Note 21.2.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates is considered as a public grant.

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

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates is accounted for as a public grant.

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

The repayment is scheduled over a two-year period (constant semi-annual reimbursement) following the approval to launch Phase 3 of the MYODA clinical program.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e. under conditions more favorable than market rates). The difference between the amount of the advance at historical cost and the advance discounted at market rates is accounted for as a public grant.

12.1.4 BPI France conditional advance – “BIO 201” project

On August 23, 2019, the Company entered into an agreement with BPI France for an interest-free conditional advance of €600 thousand payable in milestone installments for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD). The proceeds were subject to financial conditions that have been met in April 2021.

The Company received €400 thousand in April 2021 in connection with this agreement. The balance of €200 thousand will be received once the Company finalizes the program.

The repayment of this conditional advance is subject to the successful completion of the project:

●	In case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received); and
●	In case of successful completion, repayment over a 5-year period will commence in September 2022.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e., under conditions more favorable than market rates).

The difference between the amount of the advance at historical cost and the advance discounted at market rates is accounted for as a public grant.

As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2021, €178 thousand was recorded as deferred income since 53% of the budget of research and development expenses were incurred on that project at the closing date (see Note 15.3).

12.2 Convertible notes and non-convertible bonds

12.2.1 Issuance of convertible notes to NEGMA

(amounts in thousands of euros)	NEGMA ORNANEBSA
As of January 1, 2020	2,909
(+) Change in fair value	5,304
(-) Shares issued pursuant to May 7, 2020 court decision	(1,394)
(-) Conversion settled with cash payment pursuant to May 7, 2020 court decision	(378)
(+) Shares to be returned pursuant November 18, 2020 court decision	1,212
(+) Cash returned pursuant to November 18, 2020 court decision	378
(-) Conversion settled with issuance of shares	(674)
As of December 31, 2020	7,357
(+) Change in fair value	(1,307)
(-) 2,050,000 shares delivered on August 13, 2022 pursuant to July 16,2021 court decision	(1,521)
(-) 4,950,000 shares issued on July 30, 2022 pursuant to July 16, 2021 court decision	(3,619)
(-) Conversion with cash-settlement	(910)
As of December 31, 2021	—

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

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /(CP), where

●	“N” is the number of shares yielded by the conversion,
●	“CA” is the par value of the ORNANEs, i.e., 10,000 euros,
●	“CP” is the conversion price, i.e., 92% of the lowest volume weighted average price over the 15 trading days preceding the date on which conversion is requested.

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

As of December 31, 2020, the Company recognized the right to receive the 2,050,000 shares to be returned by Negma in equity for €1,210 thousand in counterparts of the recognition of a financial liability. As of December 31, 2020, the financial liability due to Negma amounted to €7,357 thousand which represent 7,000,000 shares at fair value (€6,447 thousand) and the contractual penalties alleged by NEGMA (€910 thousand).

During the year 2020, 68 bonds held by Negma were converted into new shares generating the issuance of 3,400,000 shares under the formula mentioned above for tranche 1 and tranche 2.

Negma Group also exercised all BSAT2 during the year ended December 31, 2020 generating the issuance of 694,444 shares at a share price of €0.27.

On March 16, 2021, the Paris Commercial Court rendered a judgement in Negma Group’s favor and ordered Biophytis to:

●	pay Negma Group a principal sum of €910 thousand in contractual penalties with late payment interest calculated at the LIBOR rate + 10%;
●	deliver to Negma Group 7,000,000 shares, subject to a penalty of €50 thousand per day of delay as from the tenth day after the notification of the judgment and for a period of 30 days; and

●	pay Negma Group €100 thousand under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Biophytis filed a petition with the Paris Commercial Court on the ground of failure of the Judgment to rule on certain claims made by the Company in the proceedings and appealed the Judgment to the Paris Court of Appeal.

In addition, as regards to the execution of this Judgement, Biophytis has served Negma Group with a petition filed with the Presiding Judge of the Paris Court of Appeal requesting that immediate enforcement of the Judgment be stayed or, alternatively, that it be modified. Oral argument on this matter occurred on September 6, 2021 and the court is still deliberating.

In the meantime, on June 24, 2021, Negma Group served Biophytis with a petition filed with the judge of the Paris Court of Justice charged with overseeing the execution of judgments requesting (i) the payment of the fine for non-performance imposed by the Judgment in connection with its order to Biophytis to deliver 7,000,000 shares and (ii) that a final fine for non-performance be set.

Pursuant to a judgment rendered on July 16, 2021, the judge of the Paris Court of Justice in charge of overseeing the execution of judgments partially granted Negma Group’s claims:

●	ordered Biophytis to pay the fine for non-performance imposed by the Judgment for €1,500 thousand;
●	imposed a new provisional fine for non-performance of €50 thousand per day of delay in complying with the Judgment’s order against Biophytis, as of the tenth day from service of this judgment, for a period of 30 days;
●	ordered Biophytis to pay Negma Group €8 thousand pursuant to Article 700 of the Code of Civil Procedure; and
●	ordered Biophytis to pay the costs of the proceedings.

Biophytis has fulfilled all of its obligations under the above two judgments.

During the period, the Company has paid the contractual penalties and the fine for non-performance imposed by the Judgment.

With regard in particular to the delivery of 7,000,000 shares to Negma Group, Biophytis has:

●	delivered in August 2021 to Negma Group the 2,050,000 shares created and delivered to Negma Group in June 2020 and returned by Negma Group to Biophytis under the judgment of the Paris Court of Appeal dated November 18, 2020, which Biophytis had kept in self-holding; and
●	issued 4,950,000 new shares to Negma Group in August 2021 as part of a capital increase reserved for it on the basis of the 13th delegation of the general meeting of May 10, 2021.

Biophytis has appealed against this judgment and, more generally, is taking all measures to safeguard its interests.

Negma Group also exercised all BSAT1 during the year ended December 31, 2021 generating the issuance of 585,936 shares at a share price of €0.64.

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

Following the unilateral decision by the Company to terminate the contract with Negma Group on April 6, 2020, given the uncertainties associated with the pending outcome of the ongoing litigation with Negma, the Company has since measured the liability to Negma based on the fair value of the shares to be issued as well as additional contractual cash payments resulting from Negma’s conversion requests.

In June 2020, the delivery of 2,050,000 shares resulting from the May 2020 summary judgement valued at €1,394 thousand was treated as a conversion under the terms of our agreement with Negma.

As of December 31, 2020, the financial liability due to Negma Group amounted to €7,357 thousand which represent 7,000,000 shares at fair value (€6,447 thousand) and the contractual penalties alleged by NEGMA (€910 thousand).

During the year ended December 31, 2021, Biophytis has:

●	paid the contractual penalties alleged by NEGMA (€910 thousand);
●	delivered the 2,050,000 shares already created (fair value of €1,521 thousand);
●	issued 4,950,000 new shares to Negma Group (fair value of €3,619 thousand).

As of December 31, 2021, the financial liability due to Negma Group is nil.

The table below summarizes the accounting treatment of the convertible notes:

Convertible notes	Tranche 1				Tranche 2
	As of the	As of	As of	As of	As of the	As of	As of	As of
	issue date	December 31,	December 31,	December 31,	issue date	December 31,	December 31,	December 31,
Negma	(08/21/2019)	2019	2020	2021	(12/27/2019)	2019	2020	2021
Number of outstanding convertible notes	300	58	—	—	150	150	99	—
Number of shares issuable upon conversion	6,976,744	3,222,222	—	—	7,500,000	7,500,000	7,000,000	—
Conversion price	€0.43	€0.18	—	—	€0.20	€0.20	N/A	—
Expected term	3 months	1 month	—	—	3 months	3 months	N/A	—
Volatility	83.16%	101.29%	—	—	119.15%	119.15%	N/A	—
Risk-free rate	-0.78%	-0.68%	—	—	-0.78%	-0.78%	N/A	—
Value of the convertible notes (in thousands of €)	4,122	753	—	—	2,262	2,156	7,358	—

As of the issue dates, the quoted market price of the Company has been used to determine the value of the convertible notes.

Upon conversion of the notes, the difference between the fair value of the financial liabilities and the valuation of the shares issued at the spot rate (quoted market price) is recorded in financial expense.

Pursuant to this agreement, when the conversion price is less than the nominal value of the share, a conversion penalty applies.

During the year ended December 31, 2019, the company recorded conversion penalties for €301 thousand that were considered as conversion settled with cash payment recorded as financial expense.

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

	Tranche 1	Tranche 2
Warrants	As of the issue date	As of the issue date
NEGMA	(08/21/2019)	(12/27/2019)
Number of outstanding warrants	585,936	694,444
Exercise price per share	€0.64	€0.27
Expected term	3 months	3 months
Volatility	83.16%	119.15%
Risk-free rate	-0.96%	-0.96%
Value of the equity instrument (in thousands of €)	175	111

The Company recognized:

●	A deferred tax liability with respect to the equity instrument for €80 thousand in 2019, as a decrease of equity on initial recognition under IAS 12 Income Taxes; and
●	A deferred tax asset with respect to net operating losses (NOLs) carried forward as a result of the deferred tax liabilities generated, resulting in a deferred tax benefit of €80 thousand in 2019 in the statement of consolidated operations.

12.2.2 Issuance of convertible notes to ATLAS

ATLAS ORNANE - 2020 Atlas
(amounts in thousands of euros)	Contract
As of January 1, 2020	—
(+) Net proceeds (1)	8,730
(+/-) Change in the fair value of financial liabilities	4,776
(-) Repayment	(863)
(-) Conversion	(12,643)
As of December 31, 2020	—
(+) Net proceeds (1)	14,550
(+/-) Change in the fair value of financial liabilities	3,017
(-) Conversion	(10,940)
As of December 31, 2021	6,627

(1) Net proceeds of €8,730 thousand (subscription price of 97% of the nominal value of €9,000 thousand) in 2020 and net proceeds of €14,550 thousand (subscription price of 97% of the nominal value of €15,000 thousand) in 2021.

In April 2020, the Company signed a new convertible bond financing of up to €24 million from ATLAS to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes. This contract replaces the Negma contract.

The Company issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020 and a third tranche of €3 million on August 28, 2020. On May 27, 2021, the Company issued a fourth and fifth tranche of €3 million each. On September 20, 2021, the Company issued a sixth and seventh tranche of €3 million each. On December 20, 2021, the Company issued the last tranche of €3 million.

Those bonds were issued with a discount of 3% of nominal value (i.e., €450 thousand for the fourth tranche, the fifth tranche, the sixth tranche, the seventh tranche and the eighth tranche).

A commitment fee of €375 thousand was withheld from the proceeds of the first tranche. Other issuance costs were incurred by the Company for approximately €66 thousand in 2020 (for the first tranche, the second tranche and the third tranche) and €125 thousand in 2021 (for the fourth tranche, the fifth tranche, the sixth tranche, the seventh tranche and the eighth tranche).

Main characteristics of the ORNANE note warrants

The 960 3-year “note warrants” require their holder to exercise them, at the Company’s request, in tranches of 120 warrants each. Each warrant grants its holder the right to one ORNANE. “Note warrants” may not be transferred and are not subject to a request for admission to trading on the Euronext Growth market.

Main characteristics of the ORNANE

The ORNANE (Bonds) have a par value of €25 thousand and are issued at a subscription price of 97% of the nominal value.

They do not bear interest and have a 24-month maturity from issuance. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, the Company will be able to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them.

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /CP, where

●	“N” is the number of shares yielded by the conversion,
●	“CA” is the par value of the ORNANEs (i.e., €25 thousand),
●	“CP” is the conversion price (i.e., 97% of the lowest volume weighted average price over the 10 trading days preceding the date on which conversion is requested).

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = CA/CP x CPr, where

●	“V” is the amount redeemed to the holder,
●	“CPr” is the lowest price between (i) the weighted average closing price prior to the conversion and (ii) the lowest weighted average prices of the previous 10 trading days x 1.15
●	ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for admission to trading on the Euronext Growth market.

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

The table below summarizes the key inputs to measure the fair value of the convertible notes:

	Tranche 1		Tranche 2		Tranche 3
	As of the issue	As of	As of the issue	As of	As of the issue	As of
	date	December	date	December	date	December
ATLAS	(04/29/2020)	31, 2020	(06/19/2020)	31, 2020,	(08/28/2020)	31, 2020
Number of outstanding convertible notes	120	—	120	—	120	—
Conversion price	€0.94	—	€0.75	—	€0.62	—
Volatility	85.54%	—	68.05%	—	48.60%	—
Risk-free rate	-0.57%	—	-0.55%	—	-0.59%	—
Fair value of the convertible notes (in thousands of €)	4,031	—	4,001	—	3,542	—

	Tranche 4		Tranche 5
	As of the issue	As of	As of the issue	As of
	date	December	date	December
ATLAS	(05/27/2021)	31, 2021	(05/27/2021)	31, 2021
Number of outstanding convertible notes	120	—	120	—
Conversion price	€0.89	—	€0.89	—
Volatility	38.82%	—	38.82%	—
Risk-free rate	-0.63%	—	-0.63%	—
Fair value of the convertible notes (in thousands of €)	3,456	—	3,456	—

	Tranche 6		Tranche 7		Tranche 8
	As of the issue	As of	As of the issue	As of	As of the issue	As of
	date	December	date	December	date	December
ATLAS	(09/20/2021)	31, 2021	(09/20/2021)	31, 2021	(12/19/2021)	31, 2021
Number of outstanding convertible notes	120	—	120	104	120	120
Conversion price	€0.74	—	€0.74	€0.46	€0.44	€0.46
Volatility	46.34%	—	46.34%	49.65%	59.48%	49.65%
Risk-free rate	-0.68%	—	-0.68%	-0.73%	-0.78%	-0.73%
Fair value of the convertible notes (in thousands of €)	3,518	—	3,518	3,077	3,646	3,550

During the year ended as of December 31, 2020, 330 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 17,178,683 new shares pursuant to Tranche 1, 2 and 3.30 notes issued with the third tranche have been repaid in cash for a total amount of €750 thousand.

During the year ended as of December 31, 2021, 376 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 16,379,256 new shares pursuant to Tranche 4, 5, 6 and 7.

During the year ended as of December 31, 2021, 224 convertibles notes issued for the benefit of Atlas have not been converted. Pursuant to the 2020 Atlas contract, all ORNANEs have been issued to ATLAS.

The table below summarizes the sensitivity analysis on the level of the valuation of the convertible notes performed through the change of inputs in the valuation of volatility:

As of December 31, 2021
Sensitivity analysis	Tranche 7		Tranche 8
Volatility	85% over	61% over	85% over	61% over
	12 months	6 months	12 months	6 months
Fair value of the convertible notes (in thousands of €)	3,383	3,173	3,903	3,661

Issuance of convertible notes to ATLAS – 2021 Atlas Contract

In June 2021, the Company signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with Atlas (the “2021 Atlas Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes.

The new financing instrument provides for the issuance of up to 1,280 bonds with an option for exchange in cash and/or conversion into new or existing shares (ORNANE). The €32 million total financing can be drawn by Biophytis over the next three years, without obligation, through eight successive tranches of €4 million each. This facility is intended to secure the Company cash position in order to continue the development of its clinical activities in particular further development of Sarconeos (BIO 101).

The convertible notes agreement with ATLAS imposes certain operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

●	incur additional indebtedness;
●	create or incur liens;
●	sell or transfer assets; and
●	pay dividends and distributions.

This agreements also contains certain customary affirmative covenants and events of default, including a change of control.

In April 2022, the Company issued the first tranche of 160 ORNANEs for a total of €4 million as part of its 2021 bond financing agreement with Atlas.

Main characteristics of the ORNANE

The ORNANE will have a par value of €25 thousand and are issued at a subscription price of 0.96% of the nominal value. They will not bear interest and will have a 24-month maturity from issuance.

The holder of ORNANE may request at any time to convert them into shares during their maturity period, and the Company shall have the right to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 110% of the principal.

At the end of the maturity period, and in the case where the ORNANE would not have been redeemed either in cash or in new or existing shares, the holder will have the obligation to convert the ORNANE.

The holder can ask to convert the ORNANE at any time at the conversion parity determined by the following formula:

N = CA / CP, where

●	“N” is the number of shares yielded by the conversion,
●	“CA” is the par value of the ORNANEs (i.e., €25 thousand each),
●	“CP” is the conversion price (i.e., 100% of the Pricing Period VWAP during the Pricing Period of 10 trading days preceding the reception of the Conversion Notice).

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = (CA/CP) * CPr, where

●	“V” is the amount to be redeemed to the holder.

●	“CPr” is the revised price.

The revised price is the lowest price between (i) the volume weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10.

The ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for trading admission on the Euronext Growth market.

As of December 31, 2021, no tranche of convertible notes related to the 2021 Atlas Contract were issued.

In April 2022, the Company issued the first tranche of 160 ORNANEs for a total of €4 million as part of its 2021 bond financing agreement with Atlas.

12.2.3 Issuance of non-convertible bonds and convertible notes to Kreos

	KREOS	KREOS
	2018 contract	2021 contract	KREOS
	Non-Convertible	Non-Convertible	2021 contract
(amounts in thousands of euros)	bonds	bonds	Convertible notes	Total
As of January 1, 2020	7,417	—	—	7,417
(+/-) Amortized cost	189	—	—	189
(-) Repayment	(3,214)	—	—	(3,214)
As of December 31, 2020	4,392	—	—	4,392
(+) Gross Proceeds received	—	3,822	2,250	6,072
(+) Guarantee Deposit	—	104	—	104
(-) Bifurcation of the conversion option recognized as derivative financial instruments	—	—	(819)	(819)
(+/-) Day one loss	—	—	795	795
(-) Transactions costs	—	(97)	—	(97)
(+/-) Amortized cost	96	35	(10)	121
(-) Repayment	(3,550)	—	—	(3,550)
As of December 31, 2021	938	3,864	2,216	7,018

Issuance of non-convertible bonds to Kreos – 2018 contract

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

Guarantee deposits totaling €320 thousand (€80 thousand per tranche) were withheld by Kreos from the proceeds received by the Company. The amount withheld will be deducted from the last installment to be repaid by the Company. It is presented under “Non-current financial assets” in 2020 and in “Current financial assets” in 2021.

The BSA warrants issued to Kreos as part of the first tranche give the holder the right to subscribe for up to 442,477 ordinary shares at an exercise price of €2.67 per share for a term of 7 years. These warrants were valued at €319 thousand and were recorded in equity and as a reduction of the debt value.

Accounting treatment

In accordance with IFRS 9, the non-convertible debt component was initially recognized at fair value and subsequently measured at amortized cost. The effective interest rate post recognition of warrants as a reduction of the debt was 13.59%.

The non-convertible debt component amounted to €0.9 million as of December 31, 2021 and to €4.4 million as of December 31, 2020.

Issuance of non-convertible bonds and convertible notes to Kreos – 2021 contract

On November 19, 2021, the Company signed a new venture loan agreement and bonds issue agreement which could provide for up to €10 million in financing to the Company through the issuance by the Company to Kreos of non-convertible bonds for €7.75 million (straight bonds) and convertible notes of €2.25 million, plus the issuance of attached warrants to the first tranche.

The loan agreement includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche limited to €677 thousand was drawn up in December 31, 2021 and the last tranche was not drawn by the Company.

Non-convertible bonds bear a 10% annual interest rate and must be repaid in cash in 36 monthly installments commencing on April 1, 2022. Convertible notes bear a 9.5% annual interest rate.

The Company shall repay the convertible bonds at their principal amount at the latest March 31, 2025, unless they are converted before into shares, at the option of Kreos Capital, at a fixed conversion price of €0,648 for one share (unless dividends are paid by the Company).

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the non-convertible bonds and convertible notes, exclusively in full. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 10% per annum.

Pursuant to the terms of the agreements, in the event conversion occurs on the repayment date, Kreos shall repay to Biophytis, upon issuance of the conversion shares, an amount equal to 10% of the total interest paid by Biophytis. In case of a partial conversion upon that date, the amount shall be reduced accordingly.

Kreos can decide to exercise only part of the warrants, in which case it will receive from Biophytis a cash payment determined based on a formula that takes into account the difference between the strike price of the warrants and the market price (VWAP) of Biophytis shares at the exercise date.

Biophytis issued for the benefit of Kreos Capital 2,218,293 warrants giving the right to subscribe to new Biophytis ordinary shares, on the basis of one share for one BSA. The warrants can be exercised over a 7-year period after being issued. The exercise price of the share warrants has been set at €0.56.

By subscribing to the BSAs, Kreos Capital has expressly waived the right to exercise the 2018 BSAs as held following their detachment from the non-convertible bonds subscribed on September 10, 2018 within the framework of the 2018 loan structure.

As required under the terms of the venture loan agreement, the Company pledged a security interest in the Company’s assets for the benefit of Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos.

The venture loan agreement and bonds issue agreement with Kreos imposes certain operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

●	incur additional indebtedness;
●	create or incur liens;
●	sell or transfer assets; and
●	pay dividends and distributions.

This agreement also contains certain customary affirmative covenants and events of default, including a change of control.

Accounting treatment of the non-convertible bonds

In accordance with IFRS 9, the debt components related to non-convertible bonds were initially recognized at fair value and subsequently measured at amortized cost. The effective interest rate of the debt components was 11.68% for the first two tranches and 9.94% for the third tranche.

The non-convertible bonds amounted to €3,865 thousand as of December 31, 2021.

Accounting treatment of the convertible notes

Due to contractual clauses, the Company determined that the conversion option could not be settled in all circumstances by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instrument. As a result, in accordance with IFRS 9, the convertible notes were considered as an hybrid contract with a debt component and a derivative instrument related to the conversion option.

In accordance with IFRS 9, the convertible notes were initially recognized at fair value and subsequently bifurcated in a debt component recorded at amortized cost and a derivative instrument recorded at fair value through profit or loss. The Company determined that the fair value of the convertible notes and warrants on initial recognition differs from the transation price. A day one loss has been recognized at issuance date as a separate asset under other non-current financial asset and other current financial asset lines items and is amortized over the maturity of the instruments.

The exercise of the right for the Company to prepay or purchase the non-convertible bonds and the occurrence of the conversion on the repayment date have been considered as unlikely in the valuation model as of the issue date and as of December 31, 2021.

The table below summarizes the accounting treatment of the convertible notes:

As of the issue date
Fair value of the convertible notes, the debt component and derivative instruments KREOS 2021	(11/19/2021)
Number of outstanding convertible notes	2,250,000
Number of shares issuable upon conversion	2,250,000
Share price	€0.451
Conversion price	€0.648
Volatility over 12 months	85%
Risk-free rate	—
Credit spread	10%
Fair value of the convertible notes (in thousands of €) (A)	3,046
Fair value of the debt component (in thousands of €) (B)	2,227
Fair value of the derivative instruments (in thousands of €) (C = A - B)	819
Change in fair value of the derivative instruments (in thousands of €)

The difference between the fair value of the debt component (€2,227 thousand) and the transaction price after bifurcation of the derivative instrument (€2,250 thousand minus €819 thousand) has been recognized as a “Day one” loss as of the issue date for €795 thousand.

The table below summarizes the valuation of the derivative instrument as of December 31, 2021:

Fair value of the derivative instruments KREOS 2021	As of December 31, 2021
Number of outstanding convertible notes	2,250,000
Number of shares issuable upon conversion	2,250,000
Share price	€0.494
Conversion price	€0.648
Volatility over 12 months	85%
Risk-free rate	—
Credit spread	10%
Fair value of the derivative instruments (in thousands of €)	916
Change in fair value of the derivative instrument in 2021 (in thousands of €)	97

The table below summarizes the sensitivity analysis on the level of the valuation of the convertible notes and the day-one loss performed through the change of inputs in the valuation of volatility and the credit spread:

Sensitivity analysis	As of the issue date (11/19/2021)
Volatility	85% over	85% over	61% over
	12 months	12 months	6 months
Credit spread	10%	13%	9.5%
Fair value of the convertible notes (in thousands of €) (A)	3,045	2,883	2,814
Fair value of the debt component (in thousands of €) (B)	2,227	2,043	2,259
Fair value of the derivative instruments (in thousands of €) (C = A - B)	819	839	555
“Day one” loss	795	633	564

The table below summarizes the sensitivity analysis on the level of the valuation of the convertible notes and the day-one loss performed through the change of inputs in the valuation of volatility and the credit spread:

Sensitivity analysis	As of December 31, 2021
Volatility	85% over	85% over	61% over
	12 months	12 months	6 months
Credit spread	10%	13%	9.5%
Fair value of the derivative instruments (in thousands of €)	915	938	642

Accounting treatment of the warrants

Due to contractual clauses, the Company determined that the warrants could not be settled in all circumstances by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instrument. As a result, the warrants issued to Kreos in November 2021 at the same time as the loan arrangement with Kreos have been considered as derivative instruments recorded at fair value through profit or loss. Subsequent changes in fair value of the warrants are recognized in the statement of consolidated operations in accordance with IFRS 9. Subsequent changes in fair value of the warrants are recognized in the statement of consolidated operations in accordance with IFRS 9.

The warrants issued to Kreos in 2018 were initially recognized as equity instruments. By subscribing to the 2021 warrants, Kreos Capital has expressly waived the right to exercise the 2018 warrants. As a result, the 2018 warrants were measured at fair value (based on the Black-Scholes valuation model) on November 19, 2021. The cancellation of 2018 warrants was recognized as a reduction of equity.

The table below summarizes the accounting treatment of the derivative instruments:

	As of the issue date	As of December 31,
Warrants – KREOS 2021 Derivative instruments	(11/19/2021)	2021
Number of outstanding warrants	2,218,293	2,218,293
Exercise price per share	€0.56	€0.56
Expected term	7 years	6.88 years
Volatility	85.41%	85.41%
Risk-free rate	-0.49%	-0.49%
Fair value of 2021 warrants issued to KREOS (in thousands of €) (1)	711	788
Change in fair value of the derivative instruments (in thousands of €)		77

(1) The Company recognized a day one loss on instruments issued to Kreos at the same time (Convertible bonds and warrants). The initial fair value of the warrants (net of the fair value of the 2018 warrants Kreos cancelled in 2021, see below) was included in the valuation of the day one loss.

The table below summarizes the accounting treatment of the cancellation of the 2018 warrants issued to Kreos:

Warrants 2018
Warrants – KREOS 2018	As of the
Equity instruments	cancellation date (11/19/2021)
Number of outstanding warrants	442,477
Exercise price per share	€2.67
Expected term	3.75 years
Volatility	96.40%
Risk-free rate	-0.70%
Fair value of 2018 warrants issued to KREOS (in thousands of €) recorded as a reduction of equity and as a reduction of the day one loss	62

The table below summarizes the accounting treatment of the day one loss that has been deferred and amortized on a straight-line basis over the maturity of the instruments:

Change in deferred day one loss (in thousands of €)	As of December 31, 2021
Day one loss as of the issue date (11/19/2021 )	1,444
Straight-line amortization of the day one loss through financial expense	(54)
Deferred day one loss recognized as financial asset (see Notes 5 and 6)	1,390

Change in financial liabilities

								Change
								in fair					Transfer
								Value					non
				Effect of			Fair-value at	through		Transaction	Conver—		current
				amortized	New lease		initial	profit or	IAS 20	costs	sion in	Guarantee	to
(amounts in thousands of euros)	12/31/2020	Proceeds	Repayment	costs	obligations	Bifurcation	recognition	loss	Grant	Interest	equity	deposit	current	12/31/2021
Conditional advances	893	400	(279)	33					(38)	—			(103)	906
Non-convertible bonds	940	3,718		35						7		104	(1,859)	2,945
Convertible bonds	—	2,217		(10)		(819)	795	—		34				2,217
Non-current financial lease obligations	—		(54)		500					—			(221)	225
Non-current financial liabilities	1,833	6,334	(333)	58	500	(819)	795	—	(38)	41	—	104	(2,183)	6,293
Non-current financial derivative instrument	—					819		97					—	916
Conditional advances	274	—											103	377
Non-convertible bonds	3,454	—	(3,550)	96									1,859	1,859
Convertible bonds	7,357	14,550	(910)	—				1,710			(16,082)		—	6,626
CIR prefinancing debt	2,134	3,011	(2,252)	43						79		272		3,287
Current financial lease obligations	—												221	221
Current financial liabilities	13,219	17,561	(6,712)	139	—	—		1,710		79	(16,082)	272	2,183	12,370
Current financial derivative instrument	—					—	711	77					—	788

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

This commitment only applies to employees under French law. The main actuarial assumptions used for the valuation of the retirement indemnity are as follows:

	AS OF DECEMBER 31,
	2020	2021

	Voluntary retirement
Retirement age	between 65 and 67 years old
Collective agreement	Pharmaceutical industry	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	0.33%	0.98%
Mortality table	INSEE 2017	INSEE 2017
Salary increases	2.00%	2.00%
Turn-over	Medium	Medium
Social security contributions	43%	43%

The provision for the retirement indemnity has evolved as follows:

(amounts in thousands of euros)	Employee benefit obligation
As of January 1, 2020	142
Service cost	31
Interests cost	1
Actuarial gains and losses	14
As of December 31, 2020	188
Service cost	40
Interests cost	1
Actuarial gains and losses	(23)
As of December 31, 2021	205

Note 14: Provisions

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	01/01/2020	Additions	Reversals	provisions	12/31/2020
Provisions for litigation	—	—	—	—	—
Provisions for risks	—	2	—	—	2
Total provisions	—	2	—	—	2

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	12/31/2020	Additions	Reversals	provisions	12/31/2021
Provisions for litigation (1)	—	1,508	(1,508)	—	—
Provisions for risks	2	—	(2)	—	—
Total provisions	2	1,508	(1,510)	—	—

(1) As of June 30, 2021, the Company recorded a provision of €1,508 thousand for the fine for non-performance and penalties following the judgment rendered on July 16, 2021 by the judge of the Paris Court of Justice in charge of overseeing the execution of judgments related to the Negma litigation (see note 12.2.1). This amount has been paid in 2021.

Note 15: Current liabilities

15.1 Trade payables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Research and development suppliers	5,408	6,669
General and administrative suppliers	2,577	937
Total trade payables	7,985	7,606

The change in trade payables to research and development suppliers is primarily due to the increase in expenses associated with the Company’s ongoing clinical trials and research costs (refer to Note 16.1) and in particular, expenses related to the SARA clinical program and the launch of the COVA program.

The decrease in trade payables to general and administrative suppliers is primarily due to due to the costs incurred by the Company in late 2020 as part of the Nasdaq IPO.

15.2 Tax and social liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Personnel expenses	521	658
Social security expenses (1)	790	1,202
Other taxes	136	138
Total tax and social liabilities	1,446	1,998

Liabilities related to social security expenses include social contribution to be paid upon the issuance of the free shares at the term of the vesting period. This social contribution is recognized on a straight-line basis over the vesting period and amounted to €310 thousand as of December 31, 2021 and €2 thousand as of December 31, 2020.

15.3 Other creditors and miscellaneous liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Attendance fees	242	202
Deferred income (1)	13	175
Other	13	4
Total other creditors and miscellaneous liabilities	268	381
(1)	as part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand (see Note 12.1) which has been recorded as deferred income as of December 31, 2021 for €178 thousand (€202 thousand recognized as a grant).

Note 16: Details of expenses and products by function

16.1 Research and Development expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Personnel expenses	(3,063)	(2,553)	(4,392)
Purchases and external expenses	(8,660)	(10,459)	(19,345)
Other	(214)	(251)	(264)
Research and development expenses	(11,937)	(13,263)	(24,001)
Research tax credit	2,807	3,328	4,080
Subsidies	41	14	256
Research tax credit and subsidies	2,848	3,342	4,336
Research and development expenses, net	(9,089)	(9,921)	(19,665)

Research and development expenses relate to activities in connection with conducting clinical trials, non-clinical studies of the drug candidates for the treatment of age-related diseases and the treatment of severe respiratory failure in patients suffering from COVID-19.

The increase of the purchases and external expenses in 2021 compared to 2020 is primarily related to the progression of our COVA Phase 2-3 study as well as the finalization of our SARA-INT phase 2 study. These expenses consisted primarily of the cost of Contract Research Organization (“CROs”) in conducting clinical trials and non-clinical studies, as well as the costs of CDMOs (Contract Distribution Manufacturing Organizaton) for the manufacturing scaling-up of Sarconeos (BIO101) in preparation of a potential filing with Regulatory Authorities upon positive results from COVA.

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

The increase in personnel expenses in 2021 compared to 2020 is related to the staff reinforcement as part of the COVA clinical study and expenses relating to share-based payment for €2,125 thousand in 2021 compared to €367 thousand in 2020.

As part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand, out of which €202 thousand was recognized as a subsidy in 2021 since 53% of the budget of research and development expenses were incurred at the closing date.

16.2 General and administrative expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Personnel expenses	(1,998)	(1,796)	(3,107)
Purchases and external expenses	(2,393)	(2,188)	(3,991)
Other expenses	(2,203)	(37)	(52)
General and administrative expenses	(6,593)	(4,021)	(7,150)

Between 2020 and 2021, personnel expenses, including share-based payments, for general management and administrative staff increased by €1.0 million mainly due to the costs of being listed on Nasdaq, the reinforcement of the Company’s staff, mostly for business development and legal compliance, as well as to the impact of the stock based compensation expense related to Founders’ warrants and free shares granted in late 2020 and in 2021.

Between 2019 and 2020, personnel expenses, including share-based payments, for general management and administrative staff decreased by €0.2 million in 2020 due to the restructuring of the finance function, and the decrease of 2 employees.

Other purchases and external expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since early 2021, accounting and audit fees, insurance and legal fees.

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

16.3 Personnel expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Wages and salaries	(4,998)	(3,562)	(3,770)
Share-based payments (1)	(63)	(787)	(3,730)
Personnel expenses	(5,061)	(4,349)	(7,499)

(1) the share-based payments expenses include €308 thousand of social contribution recognized on a straight-line basis over the vesting period.

The Company’s average headcount is 27 as of December 31, 2021 compared to 20 as of December 31, 2020 and to 21 as of December 31, 2019.

Note 17: Net financial expense

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Financial interest and amortized cost of the loan agreement with Kreos(1)	(1,125)	(817)	(555)
Changes in fair value of convertible notes and derivative instruments (1) (2)	(1,867)	(10,080)	(1,875)
NEGMA financial indemnities (3)	—	—	(1,695)
Other financial expenses	(51)	(231)	(166)
Transaction costs related to the issuance of convertible notes	(320)	(453)	(125)
Net financial income related to Negma returning to Biophytis damages paid	—	34	20
Other financial income	4	1	4
Amortization of the deferred day one losses	—	—	(54)
Foreign exchange gains (losses)	14	(29)	14
Total net financial expense	(3,344)	(11,575)	(4,432)
(1)	Refer to Note 12.2 Convertible notes and non-convertible bonds
(2)	During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,306 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€3,017) thousand, (iii) the change in fair value of the derivative instruments for (€174) thousand.

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for (€5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€4,776) thousand.

(3)	During the year ended December 31, 2021, the financial indemnities paid to Negma is comprised of the fine for non-performance imposed by the Judgment €1,500 thousand (see Notes 14 and 12.2), (iii) €100 thousand and €8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of €87 Thousand. As a result, the Company recorded financial indemnities of €1,695 thousand during the year ended December 31, 2021.

Note 18: Income taxes

The Company has carried-forward tax losses of €130,378 thousand as of December 31, 2021 comprising:

●	French tax losses which can be carried forward indefinitely for €128,994 thousand;
●	U.S. subsidiary tax losses which can be carried forward were €1,383 thousand (being $1,566 thousand translated using the December 31, 2021 exchange rate), of which:
o	€1,008 thousand indefinitely;
o	€188 thousand expiring in 2037;
o	€144 thousand expiring in 2036; and
o	€43 thousand expiring in 2035.
●	Brazilian subsidiary tax losses for €1 thousand which can be carried forward indefinitely.

The tax rate applicable to:

●	Biophytis, is the current rate in France, i.e. 26.5%. This rate will decrease gradually to reach 25% in 2022.

●	Instituto Biophytis Do Brasil, is the current rate in Brazil, i.e. 34%.
●	Biophytis Inc., is the current rate in the United States, i.e. 21%.

In accordance with the accounting principles described in Note 2.22, no deferred tax asset has been recognized in the Financial Statements apart from those to offset deferred tax liabilities for the same tax juridictions and over the same period of recovery.

Reconciliation between theoretical tax and effective tax

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Net loss	(18,946)	(25,517)	(31,247)
Income taxes	80	—	—
Loss before taxes	(19,026)	(25,517)	(31,247)
Current tax rate in France	28.00%	28.00%	26.50%
Theoretical income tax (expense) benefit	5,327	7,145	8,280
Items not subject to tax deduction	502	788	880
Share based payments	(18)	(220)	(907)
Non recognition of deferred tax assets related to tax losses and temporary differences	(5,779)	(7,711)	(8,253)
Tax rate differences	48	(2)	—
Group income taxes (expense) benefit	80	—	—
Effective tax rate	-0.4%	0.0%	0.0%

The permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Temporary differences	277	1,381	421
Losses carried forward	18,082	23,505	32,539
Total of items with a nature of deferred tax assets	18,359	24,886	32,960

Temporary differences	(605)	(528)	(526)
Total of items with a nature of deferred tax liabilities	(605)	(528)	(526)

Net total of deferred tax assets (liabilities)	17,754	24,358	32,434
Unrecognized deferred tax	(17,754)	(24,358)	(32,434)
Net total of deferred tax	—	—	—

Note 19: Earnings (loss) per share

	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
Weighted average number of outstanding shares	16,966,140	60,022,714	118,332,562
Treasury shares	83,479	48,228	49,882
Weighted average number of outstanding shares (without Treasury shares)	16,882,661	59,974,486	118,282,679

Net loss (in thousands of euros)	(18,946)	(25,517)	(31,247)
Basic loss per share (€/share)	(1.12)	(0.43)	(0.26)
Diluted loss per share (€/share)	(1.12)	(0.43)	(0.26)

As the inclusion of the Company’s awards (warrants, free shares and founders’ warrants) creates an anti-dilutive effect, those instruments were not taken into account for the presented years (see Notes 11 and 12.2).

Note 20: Related Parties

20.1 Compensation due to executive officers and directors

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Fixed compensation	1,405	960	1,125
Variable compensation	286	272	269
Benefits in kind	15	34	25
Directors fees	230	263	301
Share-based payments	53	581	3,294
Consulting fees	—	—	30
Total compensation of executive officers	1,989	2,110	5,044

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

The total patents rights acquired from the Company’s CEO as of December 31, 2021 amounted to €1,350 thousand and are amortized over a 19-year period.

€270 thousand was paid to the Company’s CEO in 2019, €180 thousand in 2020 and €270 thousand in 2021. The remaining amount of €630 thousand was used for the subscription and the exercise of the investors warrants by the Company’s CEO (see Note 11).

20.3 Consultant contract concluded with Successful Life

On October 1, 2019, the Company entered into a services agreement with Successful Life SAS in which Jean Mariani (Non-employee Director of Biophytis since October 2019), its legal representative, has a controlling interest. This services agreement provides for the preparation of meetings of the Scientific Committee, scientific and strategic advice regarding the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32.4 thousand per year and reimbursement of costs and expenses upon presentation of supporting documentation. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable.

On July 7, 2021, the Company entered into a new service agreement with Successful Life for the replacement of the CMO (Chief Medical Officer) position until the arrival of the new CMO. This agreement replaces the previous service agreement until the arrival of the new CMO and provides for a fixed remuneration of €15 thousand per month until September 30, 2021.

20.4 Company’s CEO’s Share loan agreement with Negma

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

20.5 Escrow Agreement

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

Lease arrangement which expired as of December 15, 2021
Surface area:	504 square meters
Period:	December 15, 2020 – December 15, 2021
Annual rent:	€159,278.23
Refurbishment costs:	Sorbonne Université agreed to contribute to the refurbishment costs up to €50 thousand

United States:

The Company does not currently have a lease agreement in this jurisdiction.

Brazil:

The Company does not currently have a lease agreement in this jurisdiction.

21.2 Commitments linked to financial debts

Commitments given

(Amounts in thousands of euros)			Residual
			amount as
		Nominal	of
Borrowing	Commitments given	amount	12/31/2021
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

		260	59
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

		1,100	495

Agreements for the exploitation of
industrial property	Commitments given
SARCOB commercialization agreement - SATT Lutech Agreement dated January 1, 2016, as amended on April 2, 2019, on November 6, 2020 and on December 17, 2020

This agreement covers the S1 through S9 patent families. The contractual structure of the consideration payable by us is as follows: firstly, in the year after the first marketing of a product and in any event at the latest, from 2023 onwards, we will pay a guaranteed annual minimum amount of €40 thousand, which will be deducted from the amount of royalties effectively due annually to SATT Lutech. With regard to the direct exploitation, the agreement provides for an annual royalty for a figure based on the net sales of products, distinguishing between sales of nutraceutical and medicinal products. With regards to indirect exploitation, the agreement provides for annual double-digit royalties based on income received from licensees, distinguishing: (i) between the sales of nutraceutical products (double-digit royalties) and drug products (two or one-digit royalties) and (ii) the product development phase (Phase 1, 2 or 3) at the time of the conclusion of the licensing agreement. The royalty payments will end upon termination of the agreement.

MACULIA commercialization agreement - SATT Lutech Agreement dated January 1, 2016, as amended on December 17, 2020

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

As required under the terms of the venture loan agreements signed with Kreos on September 10, 2018 (see Note 12.2.3) and on November 19, 2021 (see Note 12.2.3), the Company pledged a security interest in the Company’s assets for the benefit of Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos.

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

Equity risk

The Company entered into ORNANE agreement with Atlas and Negma, loan agreement and bonds issue agreement with Kreos providing financing through the issuance of multiple tranches of convertible notes eventually with attached warrants. As part of these agreements, the Company is exposed to changes in the market price of its own shares

Credit risk

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €15,051 thousand, €9,743 thousand and €23,795 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2021. Future events could cause actual payments to differ from these estimates.

	Year ended				Thereafter
	December 31, 2021	2022	2023 / 2024	2025 / 2026	More than 5
Amounts in thousands of euros)	Total	Less than 1 year	1-3 years	3-5 years	years
Non-convertible bonds issued to Kreos (a)	5,548	2,282	3,015	251	—
Conditional advances	1,354	379	620	195	160
Lease liability	446	221	226	—	—
Licence agreements (d)	180	15	110	55	(d)

Convertible notes issued to Kreos(b)	2,945	214	428	2,303	—
Convertible notes ATLAS (c)	5,600	5,600	—	—	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	3,450	3,450	—	—	—
Derivative instruments	1,704	788	916	—	—
Total	21,001	12,799	5,238	2,804	160
(a)The contractual obligations related to non-convertible bonds issued to Kreos include the principal repayments and the 10% annual interest payments for the non-convertible bonds.
(b)On November 19, 2021, we signed a new KREOS venture loan agreement with a €2.25 million convertible bonds issuance. The contractual obligations related to convertible notes issued to Kreos include the principal repayments and the 9.5% annual interest payments for the non-convertible bonds.
(c)In April 2020, we signed a new convertible note financing of €24 million from ATLAS to continue the development of Sarconeos (BIO101) through the issuance of multiple convertible notes. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, we will be able to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them. We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020, a third tranche of €3 million on August 28, 2020, a fourth and fifth tranches of €6 million on May 27, 2021, a sixth and seventh tranches of €6 million on September 20, 2021 and a eight tranche of €3 million on December 20, 2021. As of December 31, 2021, there are 224 outstanding convertible notes issued to ATLAS.
(d)The Company signed several agreements to license industrial property to further our research and developments efforts with royalties due to the counterparties that are variable starting the year after the first marketing of a product and royalty arrangements (see Note 21). However, there are certain guaranteed annual minimum amounts due starting in various future years. These guaranteed annual minimum amounts are shown in the table above. Other than these minimum guaranteed amounts (as further described below), amounts of royalties to be paid after 2024 cannot be determined precisely and therefore, no royalties amounts are included in the table above.

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

The Company will continue to have major funding requirements in the future to support the development of its drug candidates. The precise extent of funding required is difficult to predict accurately and will depend in part on factors outside the Company’s control. Areas subject to significant uncertainty include, but are not limited to:

●	The Company’s ability to conduct successful clinical trials, including the capacity to recruit patients in a timely-manner for the Company’s clinical trials;
●	the change in the regulatory landscape; and
●	the approval for other drugs on the market that may potentially reduce the attractiveness for the Company’s drug candidates.

Should the Company find itself unable to finance its own growth through partnership agreements, the Company would be dependent on other sources of financing, including equity and/or debt funding or research grants.

Note 23: Subsequent events

Approval from ANVISA (Brazil) – February 2022

Biophytis received approval from ANVISA (Brazil) to give access to Sarconeos (BIO101) to hospitalized COVID-19 patients through an Expanded Access Program.

War in Ukraine – February 2022

The war in Ukraine launched by Russia on February 24, 2022 will have significant economic and financial consequences at the global level. Sanctions against Russia are expected to have significant implications for companies with business activities or relationship with Russia.

As of December 31, 2021, the Company has no business activity in Russia. As part of its global intellectual property protection, the Company issued patents and filed patents application in Russia that are currently under examination.

The Company’s activities could be impacted directly or indirectly by the consequences of the conflict, which it is not possible to quantify precisely to date.

In particular, the Company could be exposed to increasing costs of its clinical studies due to rising energy prices and medical supplies. As of the date of publication of these Financial Statements, the Company believes that the consequences on its 2022 accounts will be limited.

Atlas – April 2022

The Company announced the issue of 160 ORNANEs for a total of €4 million as part of its 2021 bond financing agreement with Atlas (first tranche of the eight tranches contract).