Form 20-F/A
period 2021-12-31
Biophytis SA
filed 2023-01-30
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 (“Amendment No. 1”) on Form 20-F/A to the annual report on Form 20-F of Biophytis S.A. for the year ended December 31, 2021 originally filed with the Securities and Exchange Commission on April 21, 2022 (the “Original Form 20-F”), is being filed to restate our consolidated financial statements as of and for the year ended December 31, 2021. See Note 1, Restatement of Previously Issued Consolidated Financial Statements, in Part II, Item 17, Financial Statements, of this Amendment No. 1 for additional information. This Amendment No. 1 also amends certain other items in the Original Form 20-F, as listed in the section titled “Items Amended in this Amendment No. 1” below.

Unless otherwise indicated, “BIOPHYTIS,” “the Company,” “our company,” “we,” “us” and “our” refer to BIOPHYTIS S.A. andits consolidated subsidiaries.

Background of the Restatement

Subsequent to the Company’s filing of its Annual Report on Form 20-F on April 21, 2022, it was determined that the annual consolidated financial statements for the year ended December 31, 2021 required certain corrections to reflect the proper valuation of the Company’s bonds issue agreement and convertible bonds issue agreement signed with Kreos Capital VI (“Kreos”) on November 19, 2021.

The fair values originaly attributed to the straight bonds, convertible bonds, warrants and conversion options were incorrect, and consequently resulted in material errors in certain financial statement line items. As part of the reassessment of the fair values of these instruments, the Company revised the credit spread used to calculate fair values, resulting in elimination of the originally deferred day one loss.

The impact of the restatement is more fully described in Note 1 to our restated consolidated financial statements included in Item 17 of Part III of this Amendment and Item 15: Disclosure Controls and Procedures, both contained herein.

Summary of the Restatement Adjustments

The following tables summarize the impact of the restatement on our financial statements for the year ended December 31, 2021.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
(amounts in thousands of euros)	As filed	Adjustments	As restated

ASSETS
Patents and software	2,757		2,757
Property, plant and equipment	563		563
Other non-current financial assets	1,251	(1,065)	186
Total non-current assets	4,571	(1,065)	3,506
Other receivables	6,536		6,536
Other current financial assets	1,229	(325)	904
Cash and cash equivalents	23,926		23,926
Total current assets	31,691	(325)	31,366

TOTAL ASSETS	36,262	(1,390)	34,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	27,191	—	27,191
Premiums related to the share capital	27,781	—	27,781
Treasury shares	(51)	—	(51)
Foreign currency translation adjustment	(73)	—	(73)
Accumulated deficit - attributable to shareholders of Biophytis	(17,865)	15	(17,850)
Net income (loss) - attributable to shareholders of Biophytis	(31,246)	83	(31,163)
Shareholders’ equity - attribuable to shareholders of Biophytis	5,737	98	5,835
Non-controlling interests	(32)	—	(32)
Total shareholders’ equity	5,705	98	5,803
Employee benefit obligations	205	—	205
Non-current financial liabilities	6,293	(775)	5,518
Derivative liabilities	916	(380)	536
Total non-current liabilities	7,414	(1,155)	6,259

Current financial liabilities	12,370	(333)	12,037
Provisions	—	—	—
Trade payables	7,606	—	7,606
Tax and social liabilities	1,998	—	1,998
Current derivative financial instruments	788	—	788
Other creditors and miscellaneous liabilities	381	—	381
Total current liabilities	23,143	(333)	22,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	36,262	(1,390)	34,872

STATEMENT OF CONSOLIDATED OPERATIONS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
	As
(amounts in thousands of euros)	filed	Restatements	As restated

Gross margin	—	—	—

Research and development expenses, net	(19,665)	—	(19,665)
General and administrative expenses	(7,150)	—	(7,150)
Operating loss	(26,815)	—	(26,815)

Financial expenses	(2,581)	64	(2,517)
Financial income	24	—	24
Change in fair value of convertible notes	(1,875)	19	(1,856)
Net Financial expense	(4,432)	83	(4,349)

Loss before taxes	(31,247)	83	(31,164)

Income taxes benefit	—	—	—
Net loss	(31,247)	83	(31,164)

Attributable to shareholders of Biophytis	(31,247)	83	(31,163)
Non-controlling interests	(1)	—	(1)

Basic and diluted weighted average number of shares outstanding	118,282,679	—	118,282,679
Basic loss per share (€/share)	(0.26)	—	(0.26)
Diluted loss per share (€/share)	(0.26)	—	(0.26)

STATEMENT OF CONSOLIDATED COMPREHENSIVE LOSS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the year	(31,247)	83	(31,164)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	23	—	23
Items that will be reclassified to profit or loss
Foreign currency translation adjustment		—
Other comprehensive income (loss)	23	—	23

Total comprehensive loss	(31,224)	83	(31,141)

Attributable to shareholders of Biophytis	(31,223)	83	(31,140)
Non-controlling interests	(1)	—	(1)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2021
	As filed	Restatements	As restated

	Shareholders’ equity - Attributable to shareholders of
(amounts in thousands of euros)	Biophytis
As of January 1, 2021	2,268		2,268
Net loss for the period	(31,247)	83	(31,164)
Other comprehensive income (loss)	23	—	23
Total comprehensive income (loss)	(31,224)	83	(31,141)
Conversion of convertible notes	10,940	—	10,940
Share capital increase	20,205	—	20,205
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	742	—	742
Subscription of warrants (BSA)	(62)	15	(47)
Allocation of premiums to retained earnings	1,521	—	1,521
Treasury shares movements, net	—	—	—
Gains and losses, net related to treasury shares	(9)	—	(9)
Equity settled share-based payments	2	—	2
Biophytis shares to be received from Negma	3,421	—	3,421
Cost incurred in relation to public offering on the NASDAQ	(2,099)	—	(2,099)
As of December 31, 2021	5,705	98	5,803

STATEMENT OF CONSOLIDATED CASH FLOWS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021

(amounts in thousands of euros)	As filed	Restatements	As restated

Net loss for the period	(31,247)	83	(31,164)
Amortization and depreciation of intangible and tangible assets	311	—	311
Additions of provisions, net of reversals	39	—	39
Expenses associated with share-based payments	3,422	—	3,422
Financial interests and conversion settled with cash payment	562	—	562
Spread of the deferred loss	54	—	54
Changes in fair value of convertible notes	1,875	(19)	1,856
Financial indemnity, net, NEGMA	1,675	—	1,675
Interest on investment accounts	(4)	—	(4)
Unwinding of conditional advances and other financial expenses	397	—	397
Amortized cost of non-convertible bonds	132	(64)	68
Operating cash flows before change in working capital requirements	(22,785)	—	(22,785)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(1,010)	—	(1,010)

Cash flows from operating activities	(23,795)	—	(23,795)

Cash flows used in investing activities	(12,160)	—	(12,160)

Cash flows from financing activities	29,715	—	29,715

Net effect of exchange rate changes on cash and cash equivalents	(1)	—	(1)

Increase (decrease) in cash and cash equivalents	18,079	—	18,079

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	5,847	—	5,847
Cash and cash equivalents at the end of the period (including bank overdrafts)	23,926	—	23,926

Internal Control Considerations

As part of the restatement, our management, including our principal executive officer and principal financial officer, re-evaluated our internal control over financial reporting and concluded that the failure to correctly apply IFRS 13, Fair Value Measurement, and its related interpretations and rules with respect to the valuation of the Company’s loan agreement and bonds agreement signed with Kreos on November 19, 2021 constituted a material weakness in the Company's internal control over financial reporting.

The Company has also previously reported a material weakness in its internal controls over financial reporting related to the Company’s failure to correctly apply IFRS 9, Financial Instruments, and its related interpretations and rules with respect to the accounting treatment of its convertible notes as of and for the year ended December 31, 2020. That material weakness remains unremediated at December 31, 2021.

Notwithstanding these material weaknesses, management has concluded that the audited financial statements included in this Amendment No. 1 are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

Items Amended in this Amendment No. 1

The following items have been amended to reflect the restatement in this Amendment No. 1:

●	Part I, Item 3.D., Risk Factors
●	Part I, Item 5, Operating and Financial Review and Prospects
●	Part I, Item 8, Financial Information
●	Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk
●	Part II, Item 15, Disclosure Controls and Procedures
●	Part II, Item 16 C, Principal Accountant Fees and Services.
●	Part III, Item 17, Financial Statements

Except as set forth above, this Amendment No. 1 does not modify or update the disclosures in the Original Form 20-F. This Amendment No. 1 speaks as of the filing date of the Original Form 20-F and does not reflect events occurring after the filing date of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F, as information in such filings may update or supersede certain information contained in this Amendment No. 1.

While we are amending only certain portions of our Original Form 20-F, for convenience and ease of reference, we are filing the entire annual report on Form 20-F/A, except for certain exhibits. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment No. 1 pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

We incurred losses of €18.9 million, €25.5 million and €31.2 million ($35.3 million) (translated solely for convenience into dollars at an exchange rate of €1.00=$1.1318, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021) for the years ended December 31, 2019, 2020 and 2021, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our preclinical and clinical programs and other research and development activities and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our drug candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

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

Our future capital requirements depend on many factors, including:

●	the scope, progress, data and costs of researching and developing our current drug candidates and any other drug candidates we may choose to pursue in the future, and conducting preclinical studies and clinical trials;
●	the timing of, and the costs involved in, obtaining regulatory approvals or authorizations for our current drug candidates or any future drug candidates we may choose to pursue;
●	the number and characteristics of any additional drug candidates we develop or acquire;
●	any costs associated with manufacturing our current drug candidates and any future drug candidates;
●	the cost of sourcing purified extracts and a supply chain in sufficient quantity and quality to meet our needs;
●	the cost of commercialization activities associated with any of our current drug candidates or any future drug candidates that are approved or authorized for sale and that we choose to commercialize ourselves, including marketing, sales and distribution costs;
●	our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	any product liability or other lawsuits related to any current or future drug candidates that are approved or authorized for sale;
●	the expenses needed to attract, hire and retain skiled personnel;
●	the costs associated with being a public company;
●	the costs that become required as a result of modified or revised clinical protocols for our clinical trials;

●	the costs that become required due to necessity of having to perform additional clinical trials;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and
●	the timing, receipt and amount of sales of any future approved or authorized products, if any.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2021 related to our failure to correctly apply IFRS 9, “Financial Instruments”, and IFRS 13, “Fair Value Measurement”, and their related interpretations and rules with respect to the accounting treatment of our convertible and non-convertible notes and the valuation of our loan agreement and bonds agreement signed with Kreos on November 19, 2021. We have implemented control procedures to mitigate this risk, but if we are still unable to establish and maintain an effective system of internal control over financial reporting in this matter, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with our fiscal 2020 and 2021 audits, we identified material weaknesses in our internal controls over financial reporting related to our failure to correctly apply IFRS 9, “Financial Instruments”, to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment and IFRS 13, Fair Value Measurement, to the accounting treament of our convertible and non-convertible notes and the valuation of our loan agreement and bonds agreement signed with Kreos on November 19, 2021.

In response to the material weaknesses described above, our management is implementing a remediation plan, which it believes will remediate the material weaknesses that have been identified. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weaknesses could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

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

It is expected that, with respect to COVID-19-related EUA programs, data collection post-approval will be required, either in the form of a clinical trial, or by other methods (e.g. real-world data). Several anti-viral agents, for example Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have already received emergency use authorizations in the United States for specific indications and patient groups.

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

Restatement of Previously Issued Financial Statements

This Operating and Financial Review and Prospects has been restated to give effect to the restatement of our Original Form 20-F. We are restating our historical financial results to make certain corrections required to reflect the proper valuation of the Company’s loan agreement and bonds agreement signed with Kreos Capital VI on November 19, 2021. Other than as disclosed in the Explanatory Note and with respect to the impact of the restatement, no other information in this Item 5 has been amended and this Item 5 does not reflect any events occurring after the Original Form 20-F. The impact of the restatement is more fully described in Note 1 to our restated consolidated financial statements included in Item 17 of Part III of this Amendment and Item 15: Disclosure Controls and Procedures, both contained herein.

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

Net Financial Income (Expense)

Net financial income (expense) includes amortized cost of the reimbursable advances, amortized cost of non-convertible bonds and of the debt component of the convertible notes issued to Kreos Capital, change in fair value on derivative financial instruments related to the conversion option of the convertible notes issued to Kreos Capital and related to the warrants issued to Kreos Capital, fair value adjustments on convertible notes issued to NEGMA and ATLAS, other financial income and expense, the net financial income related to NEGMA returning to us cash settlement related to contractual terms in relation with the NEGMA litigation (as described in further detail in the paragraph “Results of Operations” below and in Note 13.2.1 to the audited consolidated financial statements), the financial indemnity paid to NEGMA in 2021 (as described in further detail in the paragraph “Results of Operations” below and in Note 13.2.1 to the audited consolidated financial statements) and foreign exchange gains and losses.

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

Critical Accounting Policies and Significant Judgments And Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3.3 to our audited consolidated financial statements as of December 31, 2020 and 2021 and for each of the three years ended December 31, 2019, 2020 and 2021.

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

In accordance with IFRS 9 Financial Instruments, the convertible notes issued to Kreos Capital with warrants were considered as a hybrid contract with a debt component and derivative instruments related to the conversion option and the warrants.

The financial debt components are accounted for according to the principles of amortized cost.Derivative instruments are valued at their Fair Value on the balance sheet, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black Scholes valuation model for BSAs.

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

A.	Operating Results

Comparison for the years ended December 31, 2020 and 2021

		December 31,
	December 31,	2021
(Amounts in thousands of euros)	2020	(As restated)
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development, net	(9,921)	(19,665)
General and administrative expenses	(4,021)	(7,150)
Operating loss	(13,942)	(26,815)
Financial expenses	(1,531)	(2,517)
Financial income	34	24
Change in fair value of convertible notes	(10,080)	(1,856)
Net financial expense	(11,575)	(4,349)
Loss before taxes	(25,517)	(31,164)
Income taxes benefit (expenses)	—	—
Net loss	(25,517)	(31,164)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2020 and 2021.

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Personnel expenses	(2,553)	(4,392)
Purchases and external expenses	(10,459)	(19,345)
Other	(251)	(264)
Research and development expenses	(13,263)	(24,001)
Research tax credit	3,328	4,080
Subsidies	14	256
Research tax credit and Subsidies	3,342	4,336
Research and development, net	(9,921)	(19,665)

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

Personnel costs, including share-based payments, for general management and administrative staff were €1,796 thousand and €2,836 thousand for the years ended December 31, 2020 and 2021, respectively. This increase was mainly due to the reinforcement of the Company’s staff, mostly for Business Development and Sox Compliance, as well as to the impact of the stock-based compensation expense related to Founders’ warrants and free shares granted in late 2020 and in 2021.

Purchases and external expenses were €2,188 thousand and €3,991 thousand for the years ended December 31, 2020 and 2021, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since February 2021, accounting and audit fees, insurance and legal fees.

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2020 and 2021.

		December 31,
	December 31,	2021
(Amounts in thousands of euros)	2020	(As restated)
Financial interest of the non-convertible bonds and convertible notes issued and amortized cost of the non-convertible to Kreos	(817)	(545)
Change in fair value of convertible notes issued to ATLAS, KREOS and NEGMA and derivative instruments	(10,080)	(1,856)
NEGMA financial indemnity		(1,695)
Other financial expenses	(231)	(166)
Transaction costs related to the issuance of convertible notes	(453)	(125)
Net financial income related to NEGMA returning to Biophytis damages paid	34	20
Other financial income	1	4
Foreign exchange gains (losses)	(29)	14
Net financial expense	(11,575)	(4,349)

Net financial expense was €(11,575) thousand and €(4,349)1 thousand for the years ended December 31, 2020 and 2021, respectively.

During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,307 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€3,017) thousand and (iii) the change in fair value of the derivative instruments for (€150)1 thousand.

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for (€5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€4,776) thousand.

1 As restated

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

On November 19, 2021, the Company entered into a “venture loan agreement” with Kreos in lieu of a framework agreement organizing the issuance of a bond loan for an amount of up to €10 million through the issuance of €7.75 million in non-convertible bonds (“Straight bonds”), the issuance of €2.25 million in convertible bonds (“Convertible bonds”), and the issuance of Biophytis share subscription warrants. The issuance of the first tranche is conditioned to the subscription of the warrants previously mentioned.

The loan agreement comprises four tranches of respectively €2.5 million (A), €3.0 million (B), €2.5 million (C) and €2.0 million (D). The first two tranches (A and B) were drawn upon signature of the contract on November 19, 2021, and the third tranche (C) limited to €677 thousand was drawn in December 31, 2021. The first two Tranche (A and B) include straight bonds for a nominal amount of €3,250 thousand, and convertible bonds for €2,250 thousand.

The Company determined that in accordance with IFRS9 and IAS 32, the conversion options from the convertible bonds and the warrants qualify as derivative instruments and are accounted for as financial liabilities.

The amount of cash of €5 million, received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the date the funds were drawn: financial debt for tranches A and B for €(4,3) million (convertible and non-convertible), liability derivatives for premiums received on options sold for €(1,2) million (€464 thousand for conversion options and €710 thousand for BSAs issued), and financial compensation of €48 thousand for the 2018 BSAs bought back by Biophytis from KREOS.

Regarding the third tranche (C) of the straight bond issued in December 2021 for €677 thousand, as the drawdown conditions were fulfilled outside the framework of the contract, the company analyzed the drawdown of the third tranche (C) as a new loan contract, with Kreos Capital VI UK. As such, the third tranche (C) is recognized for its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of the liabilities of the Tranche C leads to the recognition of a day one gain of €98 thousand. Given the unobservable nature of the market rate, the day one gain is deferred on the Company’s balance sheet and recorded as financial liabilities.

The instruments presented as financial debt is accounted for at amortized cost, based on an average effective interest rate of 26.37% for the non-convertible tranches, and 22.85% for the convertible tranches.

The instruments presented as a derivative is accounted for at fair value, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black Scholes valuation model for BSAs.

During the year ended December 31, 2021, the Company recognized €545 thousand1 (€817 thousand in 2020) of interest expense and amortized costs related to Kreos loan agreements.

During the year ended December 31, 2021, the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to (€150)1 thousand.

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

The Company and NEGMA appealed the decision of the Paris Commercial Court (see Note 15).

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

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees and board members:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment.
●	The fair value measurement of warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9.
●	The fair value measurement of convertible notes and non-convertible bonds issued to Kreos with attached warrants:
o	The fair value measurement of the derivative related to the conversion option to Kreos and the warrants issued to Kreos is based on the Black-Scholes option valuation model which makes assumptions about complex and unobservable variables. These variables notably include the Company’s credit spread, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of judgement when using an option valuation model to estimate the fair value of derivative instruments and of the equity instruments in accordance withIFRS 13 Fair Value Measurements (“IFRS 13”). The fair value measurement of the debt component of the convertible notes was determined, at transaction date, by discounting cash flows at market rate (unobservable input).
●	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with attached warrants issued to Negma and notes convertible into ordinary shares and/or redeemable in cash with Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas is based on the binomial valuation model which makes use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company’s shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of convertible notes in accordance with IFRS 9 and IAS 32.

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table presents information about our officers and directors as of the date of this annual report.

NAME	AGE	POSITION
Executive Officers
Stanislas Veillet	56	Chairman of the Board, Chief Executive Officer and Director
Philippe Rousseau	51	Chief Financial Officer
Benoit Canolle	44	Chief Business Officer
Pierre J. Dilda	52	Chief Scientific Officer
Waly Dioh	53	Chief Clinical Operations Officer
Rob Van Maanen	52	Chief Medical Officer

Non-Employee Directors
Claude Allary	67	Director
Dimitri Batsis	56	Director
Nadine Coulm	59	Director
Jean Mariani	72	Director

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 15 of our consolidated financial statements for the year ended December 31, 2021 appended to this annual report.

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

We initially carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021 in connection with the preparation of our Original Form 20-F. We disclosed in the Original Form 20-F that, based upon this evaluation, our chief executive officer and chief financial officer concluded that, as at December 31, 2021, our disclosure controls and procedures were not effective because of the existence of a material weakness in internal control over financial reporting related to our failure to correctly apply IFRS 9, Financial Instruments, and its related interpretations and rules with respect to the accounting treatment of our convertible and non-convertible notes.

In connection with the restatement of our consolidated financial statements, as described in more detail elsewhere in this Amendment No. 1, management of the Company, including our chief executive officer and chief financial officer re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. As a result of that re-evaluation, our chief executive officer and chief financial officer have determined that due to the material weaknesses in our internal controls over financial reporting related to our failure to correctly apply IFRS 13, Fair Value Measurement, and its related interpretations and rules with respect to the valuation of the Company’s loan agreement and bonds agreement signed with Kreos on November 19, 2021 as described elsewhere in this Amendment No. 1, and the previously identified and unremediated material weakness, the Company’s disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2021.

Additional information regarding the restatement of our consolidated financials statements as of and for the year ended December 31, 2021 is contained in Note 1 to the Notes to Consolidated Financial Statements included in this Amendment No. 1.

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

Based on our assessment as of December 31, 2021, our management believes that our internal control over financial reporting was not effective due to the material weaknesses related to our failure to correctly apply IFRS 9 “Financial Instruments”, and their related interpretations and rules, and IFRS 13 “Fair Value Measurement” to the accounting treatment and fair value assessment of our convertible notes, non-convertible notes, and warrants. The deficiencies, which aggregate to a material weakness, were the result of:

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

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2021, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report as of December 31, 2021 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

In response to the material weaknesses described above, the Company’s management will implement a remediation plan, which includes the following:

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

As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weaknesses could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

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

We will continue to put into place additional improvements and/or corrective actions to control activities and procedures, and expanding our corporate training programs going forward, as well as implement a plan to test key controls during 2023 to help ensure the effectiveness of internal controls over financial reporting and processes. Our objective is to fully comply with Section 404 (b) before 2026.

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

Item 16C. Principal Accountant Fees and Services.

Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2020	2021

	(in € thousands)
Audit Fees	428	432
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total	428	432

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-55 of this annual report.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	By-laws (status) of the registrant (English translation) dated April 7, 2022 (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.2	Form of American Depositary Receipt (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A (File No. 333-252225) filed on February 2, 2021)

2.3	Description of Ordinary Shares (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

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

4.40

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 14, 2021

4.41	Subscription Agreement for convertible and non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd and Kreos Capital VI (Expert Fund) LP dated November 19, 2021

4.42	Bonds Issue Agreement for non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

4.43	Convertible Bonds Issue Agreement for convertible bonds between Biophytis S.A. and Kreos Capital VI (Expert Fund) LP dated November 19, 2021

4.44	Business Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

4.45	Bank Account Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19,

4.46	IP Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021

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

104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

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

Date:  January 30, 2023

BIOPHYTIS S.A.

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Biophytis S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Biophytis S.A. (the Company) as of December 31, 2021 and 2020, the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

Restatement of 2021 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.

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

/s/ Ernst & Young et Autres

We have served as the Company’s auditors from 2016 to 2022.

Paris-La Défense, France

April 21, 2022, except for Note 1, as to which the date is January 30, 2023

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

		AS OF DECEMBER 31,
			2021
			(As restated)
(amounts in thousands of euros)	Notes	2020	[Note 1]
ASSETS
Patents and software	4	2,673	2,757
Property, plant and equipment	5	114	563
Other non-current financial assets	6, 10	413	186
Total non-current assets		3,200	3,506

Other receivables and prepaid expenses	8, 10	5,239	6,536
Other current financial assets	7	12,924	904
Cash and cash equivalents	9, 10	5,847	23,926
Total current assets		24,010	31,366

TOTAL ASSETS		27,210	34,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	11	20,151	27,191
Premiums related to the share capital	11	22,538	27,781
Treasury shares	11	(42)	(51)
Foreign currency translation adjustment		(72)	(73)
Accumulated deficit - attributable to shareholders of Biophytis		(14,759)	(17,850)
Net loss - attributable to shareholders of Biophytis		(25,517)	(31,163)
Shareholders’ equity - attributable to shareholders of Biophytis		2,299	5,835
Non-controlling interests		(31)	(32)
Total shareholders’ equity		2,268	5,803

Liabilities
Employee benefit obligations	14	188	205
Non-current financial liabilities	10, 13	1,833	5,518
Non-current derivative financial instruments	13		536
Total non-current liabilities		2,021	6,259

Current financial liabilities	10, 13	13,219	12,037
Provisions	15	2	—
Trade payables	10,6.1	7,985	7,606
Tax and social liabilities	16.2	1,446	1,998
Current derivative financial instruments	13	—	788
Other creditors and miscellaneous liabilities	16.3	269	381
Total current liabilities		22,921	22,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,210	34,872

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED OPERATIONS

		FOR THE YEARS ENDED DECEMBER 31,
				2021
				(As restated)
(amounts in thousands of euros, except share and per share data)	Notes	2019	2020	[Note 1]
Revenue		—	—
Cost of sales		—	—
Gross margin		—	—

Research and development expenses, net	17.1	(9,089)	(9,921)	(19,665)
General and administrative expenses	17.2	(6,593)	(4,021)	(7,150)
Operating loss		(15,682)	(13,942)	(26,815)

Financial expenses		(1,496)	(1,531)	(2,517)
Financial income		18	34	24
Change in fair value of financial instruments		(1,867)	(10,080)	(1,856)
Net financial expense	18	(3,344)	(11,575)	(4,349)

Loss before taxes		(19,026)	(25,517)	(31,164)

Income taxes benefit		80	—	—
Net loss		(18,946)	(25,517)	(31,164)

Attributable to shareholders of Biophytis		(18,946)	(25,517)	(31,163)
4		—	—	(1)

Basic and diluted weighted average number of shares outstanding		16,882,661	59,974,486	118,282,679
Basic loss per share (€/share)	20	(1.12)	(0.43)	(0.26)
Diluted loss per share (€/share)	20	(1.12)	(0.43)	(0.26)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

	FOR THE YEARS ENDED
	DECEMBER 31,
			2021
			(As restated)
(amounts in thousands of euros)	2019	2020	[Note 1]
Net loss for the year	(18,946)	(25,517)	(31,164)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	87	(14)	23
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	(18)	10	—
Other comprehensive income (loss)	69	(4)	23

Total comprehensive loss	(18,877)	(25,521)	(31,141)

Attributable to shareholders of Biophytis	(18,877)	(25,521)	(31,140)
Non-controlling interests	—	—	(1)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

								Split
								accounting
								impact
								related to
								convertible
								notes and
								warrants		Shareholders’
		Share		Premiums	Accumulated	Foreign		attached to		equity -
		capital –		related to	deficit	currency	Share	non -		Attributable to	Non-
		number of	Share	the share	and net	translation	based	convertible	Treasury	shareholders	controlling	Shareholders’
(amounts in thousands of euros, except share data)	Notes	shares	capital	capital	loss	adjustment	payment	bonds	Shares	of Biophytis	interests	equity
As of December 31, 2018		13,463,413	2,693	44,263	(45,115)	(64)	4,673	738	(151)	7,037	(31)	7,006
Net loss for the period		—	—	—	(18,946)	—	—	—	—	(18,946)	—	(18,946)
Other comprehensive income (loss)		—	—	—	87	(18)	—	—	—	69	—	69
Total comprehensive income (loss)		—	—	—	(18,860)	(18)	—	—	—	(18,878)	—	(18,878)
Conversion of convertible notes	13	10,499,841	2,100	771	—	—	—	—	—	2,871	—	2,871
Issuance of warrants attached to non-convertible bonds	13	—	—	—	—	—	—	286	—	286	—	286
Deferred tax liabilities on the issuance of warrants		—	—	—	—	—	—	(80)	—	(80)	—	(80)
Treasury shares net movements	11	—	—	—	—	—	—	—	134	134	—	134
Gains and losses, net related to treasury shares		—	—	—	(131)	—	—	—	—	(131)	—	(131)
Equity settled share-based payments	12	—	—	—	—	—	63	—	—	63	—	63
Costs incurred in relation to equity transactions		—	—	445	—	—	—	—	—	445	—	445
As of December 31, 2019		23,963,254	4,793	45,478	(64,105)	(82)	4,736	944	(17)	(8,253)	(31)	(8,284)
Net loss for the period			—	—	(25,517)	—	—	—	—	(25,517)	—	(25,517)
Other comprehensive income (loss)			—	—	(14)	10	—	—	—	(4)	—	(4)
Total comprehensive income (loss)			—		(25,531)	10	—	—	—	(25,521)	—	(25,521)
Conversion of convertible notes	13	22,628,683	4,526	10,186	—	—	—	—	—	14,712	—	14,712
Share capital increase	13	49,295,005	9,858	13,628	—	—	—	—	—	23,486	—	23,486
Exercise of warrants	12	4,870,155	974	341	—	—	—	—	—	1,315	—	1,315
Subscription of warrants	12		—	449	—	—	—	—	—	449	—	449
Allocation of premiums to retained earnings (1)			—	(44,047)	44,047	—	—	—	—	—	—	—
Treasury shares net movements			—	—	—	—	—	—	(25)	(25)	—	(25)
Gains and losses, net related to treasury shares			—	—	61	—	—	—	—	61	—	61
Equity settled share-based payments	12		—	—	—	—	785	—	—	785	—	785
Biophytis shares to be received from Negma (2)	13.2.1				(1,212)					(1,212)		(1,212)
Costs incurred in relation to public offering on the Nasdaq	11		—	(787)	—	—	—	—	—	(787)	—	(787)
Costs incurred in relation to equity transactions (3)	11		—	(2,709)	—	—	—	—	—	(2,709)	—	(2,709)
As of December 31, 2020		100,757,097	20,151	22,538	(46,740)	(72)	5,521	944	(42)	2,299	(31)	2,268
Net loss for the period (as restated)					(31,164)					(31,164)	(1)	(31,164)
Other comprehensive income (loss)					23	(1)				23	—	23
Total comprehensive income (loss) (as restated)					(31,141)					(31,141)	(1)	(31,141)
Conversion of convertible notes	13	16,379,256	3,276	7,664	—	—	—	—	—	10,940	—	10,940
Share capital increase	11	16,950,000	3,390	16,814	—	—	—	—	—	20,205	—	20,205
Exercise of warrants	12	1,867,304	373	369	—	—	—	—	—	742	—	742
Cancellation of 2018 Kreos warrants (As restated)	13.2.3	—	—	—	—	—	—	(47)	—	(47)	—	(47)
Biophits shares delivered to Negma	13.2.1	—	—	—	1,521	—	—	—	—	1,521	—	1,521
Allocation of premiums to retained earnings (1)		—	—	(17,505)	17,505	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	—	(9)	(9)	—	(9)
Gains and losses, net related to treasury shares		—	—	—	2	—	—	—	—	2	—	2
Equity settled share-based payments	12	—	—	—	—	—	3,421	—	—	3,421	—	3,421
Costs incurred in relation to equity transactions	11	—	—	(2,099)	—	—	—	—	—	(2,099)	—	(2,099)
As of December 31, 2021 (As restated) [Note 1]		135,953,657	27,191	27,781	(58,852)	(73)	8,942	(897)	(51)	5,835	(32)	5,803
(1)	The general meetings held on May 28, 2020 and on May 10,2021 decided the allocation of premiums to accumulated deficit.
(2)	The judgment of the Paris Court of Appeal of November 18, 2020 ordered the return by Negma of the 2,050,000 Biophytis shares previously delivered following the judgment of May 7, 2020. As a result, the Company recognized at the date of the judgment of November 18, 2020 the right to receive the 2,050,000 shares to be returned by Negma in equity for € 1,212 thousand and a corresponding increase of the financial liability (see notes 12.2 and 14).
(3)	Costs incurred by the Company in relation to private placements totaling €23.5 million that occurred in February, June, July and October 2020.

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENTS OF CONSOLIDATED CASH FLOWS

		FOR THE YEARS ENDED DECEMBER 31,
				2021
				(As restated)
(amounts in thousands of euros)	Notes	2019	2020	[Note 1]
Cash flows from operating activities
Net loss for the period		(18,946)	(25,517)	(31,164)
Adjustments to reconcile net loss to cash flows from operating activities
Amortization and depreciation of intangible and tangible assets	4, 54	262	280	311
Additions of provisions, net of reversals	14, 15	(33)	34	39
Expenses associated with share-based payments	12	63	785	3,422
Change in deferred tax		(80)	—	—
Costs incurred in relation to equity transactions, initially recognized as a reduction from shareholders’ equity		445	—	—
Financial interest		1,080	628	562
Conversion settled with cash payment		301	—	—
Amortization of the day one Loss	13.2	—	—	54
Changes in fair value of financial instruments	13.2	1,867	10,080	1,856
Interests on investment accounts		(4)	(1)	(4)
Financial indemnity, net, Negma	13.2	—	(34)	1,675
Unwinding of conditional advances and other financial expenses	13.1	—	452	397
Amortized cost of non-convertible bonds and debt component of the convertible notes	13.2	328	189	68
Operating cash flows before change in working capital requirements		(14,718)	(13,104)	(22,785)
(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)		333	(3,361)	1,010
(Decrease) increase in other non-current financial assets		—	(4)	(2)
(Decrease) increase in other receivables		2,941	(2,654)	1,297
Decrease (increase) in trade payables		(2,641)	(479)	380
Decrease (increase) in tax and social security liabilities		137	(183)	(552)
Decrease (increase) in other creditors and miscellaneous liabilities		(104)	(41)	(113)

Cash flows used in operating activities		(15,051)	(9,743)	(23,795)

Cash flows used in investing activities
Acquisition of intangible and tangible assets	4, 5	(282)	(214)	(344)
Interests on investment accounts		4	1	4
Purchase of term deposits classified as other current financial assets	7	—	(12,500)	—
Sale of term deposits classified as other current financial assets		—	—	12,500
Cash flows used in investing activities		(278)	(12,713)	12,160

Cash flows from financing activities
Proceeds from share capital increase	11	—	23,486	16,584
Costs paid in relation to equity transactions	11	—	(3,496)	(2,099)
Net financial indemnity received from/ (paid to) Negma	13.2	—	34	(1,675)
Subscription of warrants (BSA)	13	—	271	—
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	13	—	862	742
Proceeds from research tax credit prefinancing, net of guarantee deposit	13	4,355	1,964	3,011
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	13	—	(4,589)	(2,252)
Proceeds from conditional advances	13.1	73	—	400
Repayment of conditional advances			(136)	(279)
Financial interest paid		(1,080)	(628)	(562)
Conversion settled with cash payment	13.2	(301)	—	(910)
Proceeds from the issuance of convertible notes and non-convertible bonds	13.2	6,920	8,730	20,484
Repayment non-convertible bonds	13.2	(2,292)	(3,214)	(3,550)
Repayment of convertible notes		—	(863)	—
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	13.2	(350)	(453)	(125)
Repayment of lease obligations		(47)	—	(54)
Change in short-term bank overdrafts		—	(15)	—
Cash flows from financing activities		7,278	21,953	29,715

Net effect of exchange rate changes on cash and cash equivalents		(18)	13	(1)

Increase (decrease) in cash and cash equivalents		(8,069)	(490)	18,079

Cash and cash equivalents at the beginning of the period		14,406	6,337	5,847
Cash and cash equivalents at the end of the period		6,337	5,847	23,926

The accompanying Notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousand euros unless otherwise noted, except for share and per share data)

Note 1: Restatement

Subsequent to the Company’s filing of its Annual Report on Form 20-F on April 21, 2022, it was determined that the annual consolidated financial statements for the year ended December 31, 2021 required certain corrections to reflect the proper valuation of the Company’s bond issue agreement and convertible bonds issue agreement signed with Kreos Capital VI (“Kreos”) on November 19, 2021.

At the initial recognition of this transaction, a “day one loss” of €1,444 million was calculated and reported as a financial asset on the Company’s balance sheet. The day one loss was deferred and amortised over the term of the contract in financial expenses for the difference between the fair value of the convertible bonds plus the fair value of the attached warrants as estimated by the Company on the one hand, and the corresponding transaction prices (i.e., proceeds received) on the other hand, assuming that the contractual interest of the straight bonds was a market rate for Biophytis at the transaction date.

The Company reconsidered all the characteristics listed in the Kreos financing contract, which includes various instruments (straight bonds, convertible bonds, and warrants) in view of the way negotiations conducted with Kreos took place.

Initially the Company considered that the interest rate applied to the straight bonds was a market rate, leading to a day one loss on convertible bonds and warrants which was not offset by a day one gain on straight bonds. Reconsidering this assessment, the Company concluded that all instruments negotiated at the same time with Kreos should have been analysed together and the amount of cash received on November 19, 2021 (before transaction costs) was deemed to correspond to the fair value of all the instruments contracted with Kreos. As a result, the Company revised the credit spread used at issuance date so that day one losses and day one gains identified on each financial instrument that was part of the transaction with Kreos offset each other at the inception of the agreement, except for the third tranche (C) of the straight bonds which was subject to specific negotiation with Kreos and issued in December 2021.

In the course of the restatement, the various instruments (straight bonds, convertible bonds and warrants) were recognized at inception on the balance sheet for the fair value estimated by the Company which corresponds as a whole to the consideration received (before transaction costs). At the level of each instrument, value differences are identified between i) the nominal value of the instruments entered in the contract and ii) their fair value estimated by the Company based on unobservable inputs: these value differences are individually analyzed as day one losses and day one gains, which are required to be deferred under IFRS 9. Since the instruments are linked to each other, traded as a whole, the Company considered that the recognition of all of these gains and losses by the end of the reporting period is a reflection of the economics of the transaction.

The following table summarizes the impact of the restatement on the various instruments of the Kreos financing contract.

	As of November 19, 2021			As of December 31, 2021
(amounts in thousands of euros)	As filed	Restatements	As restated	As filed	Restatements	As restated
Convertible bonds	2,198	(566)	1,632	2,215	(568)	1,647
Straight bonds	3,153	(538)	2,615	3,865	(540)	3,325
Conversion options	819	(355)	464	916	(380)	536
Warrants	708	2	710	788	—	788
Day one loss	(1,444)	1,444	—	(1,390)	1,390	—

The following presents a reconciliation of the impacted financial statement line items as previously filed to the restated amounts as of and for the year ended December 31, 2021. The previously reported amounts reflect those included in the annual report as of and for the year ended December 31, 2021. These amounts are labelled as “As filed” in the tables below. The amounts labelled “As restated” represent the effects of this restatement due to the corrections required to reflect the proper accounting treatment of these agreements.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	AS OF
	DECEMBER 31, 2021
(amounts in thousands of euros)	As filed	Restatements	As restated

ASSETS
Patents and software	2,757		2,757
Property, plant and equipment	563		563
Other non-current financial assets	1,251	(1,065)	186
Total non-current assets	4,571	(1,065)	3,506
Other receivables	6,536		6,536
Other current financial assets	1,229	(325)	904
Cash and cash equivalents	23,926		23,926
Total current assets	31,691	(325)	31,366

TOTAL ASSETS	36,262	(1,390)	34,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	27,191	—	27,191
Premiums related to the share capital	27,781	—	27,781
Treasury shares	(51)	—	(51)
Foreign currency translation adjustment	(73)	—	(73)
Accumulated deficit - attributable to shareholders of Biophytis	(17,865)	15	(17,850)
Net income (loss) - attributable to shareholders of Biophytis	(31,246)	83	(31,163)
Shareholders’ equity - attribuable to shareholders of Biophytis	5,737	98	5,835
Non-controlling interests	(32)	—	(32)
Total shareholders’ equity	5,705	98	5,803
Employee benefit obligations	205	—	205
Non-current financial liabilities	6,293	(775)	5,518
Derivative liabilities	916	(380)	536
Total non-current liabilities	7,414	(1,155)	6,259

Current financial liabilities	12,370	(333)	12,037
Provisions	—	—	—
Trade payables	7,606	—	7,606
Tax and social liabilities	1,998	—	1,998
Current derivative financial instruments	788	—	788
Other creditors and miscellaneous liabilities	381	—	381
Total current liabilities	23,143	(333)	22,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	36,262	(1,390)	34,872

STATEMENT OF CONSOLIDATED OPERATIONS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
	As
(amounts in thousands of euros)	filed	Restatements	As restated

Gross margin	—	—	—

Research and development expenses, net	(19,665)	—	(19,665)
General and administrative expenses	(7,150)	—	(7,150)
Operating loss	(26,815)	—	(26,815)

Financial expenses	(2,581)	64	(2,517)
Financial income	24	—	24
Change in fair value of convertible notes	(1,875)	19	(1,856)
Net Financial expense	(4,432)	83	(4,349)

Loss before taxes	(31,247)	83	(31,164)

Income taxes benefit	—	—	—
Net loss	(31,247)	83	(31,164)

Attributable to shareholders of Biophytis	(31,246)	83	(31,163)
Non-controlling interests	(1)	—	(1)

Basic and diluted weighted average number of shares outstanding	118,282,679	—	118,282,679
Basic loss per share (€/share)	(0.26)	—	(0.26)
Diluted loss per share (€/share)	(0.26)	—	(0.26)

STATEMENT OF CONSOLIDATED COMPREHENSIVE LOSS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the year	(31,247)	83	(31,164)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	23	—	23
Items that will be reclassified to profit or loss
Foreign currency translation adjustment		—
Other comprehensive income (loss)	23	—	23

Total comprehensive loss	(31,224)	83	(31,141)

Attributable to shareholders of Biophytis	(31,223)	83	(31,140)
Non-controlling interests	(1)	—	(1)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2021
	As filed	Restatements	As restated

(amounts in thousands of euros)	Shareholders’ equity - Attributable to shareholders of Biophytis
As of January 1, 2021	2,268		2,268
Net loss for the period	(31,247)	83	(31,164)
Other comprehensive income (loss)	23	—	23
Total comprehensive income (loss)	(31,224)	83	(31,141)
Conversion of convertible notes	10,940	—	10,940
Share capital increase	20,205	—	20,205
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	742	—	742
Subscription of warrants (BSA)	(62)	15	(47)
Allocation of premiums to retained earnings	1,521	—	1,521
Treasury shares movements, net	—	—	—
Gains and losses, net related to treasury shares	(9)	—	(9)
Equity settled share-based payments	2	—	2
Biophytis shares to be received from Negma	3,421	—	3,421
Cost incurred in relation to public offering on the NASDAQ	(2,099)	—	(2,099)
As of December 31, 2021	5,705	98	5,803

STATEMENT OF CONSOLIDATED CASH FLOWS

	FOR THE YEAR ENDED
	DECEMBER 31, 2021
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the period	(31,247)	83	(31,164)
Amortization and depreciation of intangible and tangible assets	311	—	311
Additions of provisions, net of reversals	39	—	39
Expenses associated with share-based payments	3,422	—	3,422
Financial interests and conversion settled with cash payment	562	—	562
Spread of the deferred loss	54	—	54
Changes in fair value of convertible notes	1,875	(19)	1,856
Interest on investment accounts	(4)	—	(4)
Financial indemnity, net, NEGMA	1,675	—	1,675
Unwinding of conditional advances and other financial expenses	397	—	397
Amortized cost of non-convertible bonds	132	(64)	68
Operating cash flows before change in working capital requirements	(22,785)	—	(22,785)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(1,010)	—	(1,010)

Cash flows from operating activities	(23,795)	—	(23,795)

Cash flows used in investing activities	(12,160)	—	(12,160)

Cash flows from financing activities	29,715	—	29,715

Net effect of exchange rate changes on cash and cash equivalents	(1)	—	(1)

Increase (decrease) in cash and cash equivalents	18,079	—	18,079

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	5,847	—	5,847
Cash and cash equivalents at the end of the period (including bank overdrafts)	23,926	—	23,926

In addition, amounts were restated in the following:

●	Note 3.1: Principles used in preparing the Financial Statements - Going concern,
●	Note 3.3: Use of judgments and estimates,
●	Note 3.21: Financial liabilities,
●	Note 6: Non-current financial assets,
●	Note 10: Financial assets and liabilities and impact on statements of consolidated operations,
●	Note 13: Borrowings,
●	Note 13.2: Convertible notes and non-convertible bonds,
●	Note 18: Net financial expense,
●	Note 19: Income taxes,
●	Note 20: Earnings per share

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

The consolidated financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on April 4, 2022, except for Note 1, as to which the date is January 30, 2023.

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

Going concern

The Board of Directors approved the Financial Statements on a going concern basis despite the 2021 loss of €31,164 thousand (as restated). This analysis takes into account:

●	Cash and cash equivalents as of December 31, 2021 amounted to €23.9 million;
●	The potential use of a funding line of convertible notes set up with Atlas (or “2021 Atlas Contract”) that could lead up to additional funding of up to €32 million (see Note 13.2.2). The first tranche of €4 million has been issued in April 2022 (see Note 24).

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

Adoptions of these standards or IFRS IC decision have not had a material impact on the Financial Statements (see Note 3.2).

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

3.2 Change in accounting methods

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

Adoptions of the other new standards identified in Note 3.1 have not had a material impact on the Financial Statements as of and for the year ended December 31, 2021.

3.3 Use of judgments and estimates

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

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees and board members:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment; and

o	The valuation assumptions adopted are disclosed in Note 12.
o	The fair value measurement of warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9;and
o	The valuation assumptions utilized are disclosed in Note 13.2.
●	The fair value measurement of convertible notes and non-convertible bonds issued to Kreos with attached warrants:
o	The fair value measurement of the derivative related to the conversion option to Kreos and the warrants issued to Kreos is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the convertible notes was determined by discounting cash flows at market rate (unobservable input).
o	The valuation assumptions utilized are disclosed in Note 13.2.
o	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with attached warrants issued to Negma and notes convertible into ordinary shares and/or redeemable in cash with Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas is based on the binomial valuation model which makes use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company’s shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of convertible notes in accordance with IFRS 9 and IAS 32; and
o	The valuation assumptions utilized are disclosed in Note 13.2.
●	Non-recognition of deferred tax assets net of deferred tax liabilities:
o	The determination of the amount of deferred tax assets which can be recognized requires that management makes estimates on both the consumption period of tax losses carried forward, and the level of future taxable income, in terms of strategies for fiscal management; and
o	The accounting principles applied by the Company in terms of recognition of deferred tax assets are detailed in Note 3.23.

3.4 Consolidation scope and methods

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

3.5 Foreign currency translation

For each entity, the Company determines the functional currency and items included in the Financial Statements of each entity are measured using that functional currency.

The parent company’s functional currency is the euros (€), which is the reporting currency of the Company and represented in the Financial Statements.

3.5.1 Recognition of transactions in foreign currencies

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

3.5.2 Translation of the financial statements of foreign subsidiaries

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

3.6 Impact of the COVID-19 health crisis on the December 31, 2021 accounts

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

Due to the lack of severely ill COVID-19 patients meeting the enrollment criteria, we have decided to stop enrollment in the COVA study with immediate effect and we plan to obtain topline results after the end of the 28-day treatment period during the second quarter of 2022 and complete results in the third quarter of 2022.2

2 RvM rev.

3.7 Intangible assets

3.7.1 Research and development expenses

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

3.7.2 Patents and software

Patents and software license acquisition costs are recorded as assets based on the costs incurred to acquire the related patents and licenses.

3.7.3 Amortization duration and expense

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

3.8 Property, plant and equipment

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

3.9 Lease agreements

Items held under lease agreements as defined by IFRS 16, Leases, and that do not meet the criteria for accounting exemptions for tenants (low-value asset leases and short-term agreements of less than 12 months) are shown as right of use assets in the statements of consolidated financial position. The corresponding liability is reported under “Financial liabilities” as a lease liability.

Leases payments that meet the exemptions criteria are recognized under expenses in the statements of consolidated operations on a straight-line basis over the term of the contract (refer to Note 22.1).

3.10 Recoverable value of non-current assets

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

3.11 Financial assets

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

3.12 Cash and cash equivalents

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

3.13 Fair value of financial instruments

Borrowings and financial debts (excluding derivative financial instruments and convertible notes issued to Atlas and Negma) are initially recognized at fair value and subsequently measured at amortized cost, measured using the effective interest rate (EIR) method.

Convertible notes issued to Negma, Atlas and Kreos were measured at fair value through profit or loss in accordance with IFRS 9.

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

The Company has distinguished three categories of financial instruments depending on their valuation methods and uses this classification to disclose some of the information required by IFRS 7 Financial Instruments: Disclosures:

●	Level 1: financial instruments listed on an active market;
●	Level 2: financial instruments whose valuation methods rely on observable inputs; and

●	Level 3: financial instruments whose valuation methods rely entirely or partly on unobservable inputs, an unobservable input being defined as one whose measurement relies on assumptions or correlations that are not based on the prices of observable market transactions for a given instrument or on observable market data on the valuation date.

The Company’s financial instruments that are recognized at fair value through profit or loss are:

●	short term deposits which are classified as Level 1; and
●	derivative financial instruments and convertible notes issued to Negma and Atlas (see Note 13.2), which are classified as Level 3.

3.14 Liquidity agreement

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

3.15 Public subsidies

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

3.16 Receivables

Receivables are valued at their nominal value.

Impairment allowances include expected losses as required by IFRS 9, rather than incurred losses. No impairment allowances were determined to be necessary as of December 31, 2021 or 2020.

Other receivables include the nominal value of the CIR research tax credit which is recognized when expenses eligible to the research tax credit are incurred.

3.17 Capital

Classification as equity depends on the specific analysis of the characteristics of each instrument issued. The Company’s ordinary shares are classified as equity instruments.

Costs directly attributable to the issuance of shares are recognized, net of tax, as a reduction from shareholders’ equity.

3.18 Share-based payments

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

3.19 Employment benefit obligations

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

3.20 Provisions

A provision is recognized if, as a result of a past event, a company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date.

3.21 Financial liabilities

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

The accounting treatment of this hybrid financial instrument is detailed in Notes 13.2.1, 13.2.2 and 13.2.3.

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

3.22 Income tax

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

3.23 Segment information

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

3.24 Earnings per share

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

Of this amount, €270 thousand was paid to the Company’s CEO in 2019, €180 thousand in 2020 and €270 thousand in 2021. The remaining amount was applied to the CEO’s subscription and the exercise of Founders warrants in 2020 (see Note 12).

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

In late August 2021, the Company initiated a negotiation with Sorbonne University to enter into a new lease arrangement for its headquarter. The terms and conditions of the new lease arrangement were finalized at the end of September 2021 (see Note 22). Given the finalization of the terms and conditions with Sorbonne University in September 2021 and an estimated lease term greater than 12 months, the Company recognized a right-of-use asset and a lease liability as at September 30, 2021 in accordance with IFRS 16.22.

The Company is reasonably certain to exercise the option to extend the lease arrangement by an additional maximum period of 12 months. As a result, in accordance with IFRS 16.18, the lease term has been set on December 14, 2023.

Given the nature of the right of use (premises) and the term (2 years), the Company determined that its incremental borrowing rate at 2%.

Note 6 : Non-current financial assets

	AS OF DECEMBER 31,
	2020	2021
(amounts in thousands of euros)		(As restated)
Cash reserve related to the liquidity agreement	80	72
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	320	—
Guarantee deposit related to the 2021 Kreos loan contract (see note 13.2.3)	—	104
Miscellaneous	13	10
Total non-current financial assets	413	186

Note 7: Other current financial assets

	AS OF DECEMBER 31,
	2020	2021
(amounts in thousands of euros)		(As restated)
Guarantee deposit as part of the research tax credit prefinancing from NEFTYS (see note 13)	424	584
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	—	320
Short term deposits	12,500	—
Total other current financial assets	12,924	904

As of December 31, 2020, the Company owned three short-term deposits for a total amount of €12,500 thousand with an initial maturity of 6 months:

●	A short-term deposit of €1,000 thousand with a maturity in March 2021 and an interest rate of 0.05%;
●	A short-term deposit of €3,000 thousand with a maturity in March 2021 and an interest rate of 0.05%; and
●	A short-term deposit of €8,500 thousand with a maturity in April 7, 2021 and an interest rate of 0.02%.

In accordance with IAS 7, these short-term deposits were recorded under current financial assets.

As of December 31, 2021, no short-term deposit has been recorded under financial assets.

Note 8: Other receivables and prepaid expenses

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Research tax credit (1)	3,199	3,941
Value added tax	1,562	1,008
Prepaid expenses(2)	29	1,418
Suppliers – advances payment and debit balance	127	125
Receivable from CACEIS in relation with the exercises of BSA/BSPCE (3)	266	2
Miscellaneous	57	42
Total other receivables and prepaid expenses	5,239	6,536
(1)	Research tax credit (CIR)

Subject to certain conditions (see Note 3.15), CIR is payable by the government in the year following its recognition when there is no taxable net income to be offset. Those conditions are met by Biophytis as of December 31, 2021.

CIR recorded for the years ended December 31, 2020 and December 31, 2021 are:

●	CIR 2020: €3,328 thousand; and

●	CIR 2021: €4,080 thousand.

In December 2020, a portion of the CIR receivables for 2020 was prefinanced with NEFTYS (see note 13).

In December 2021, a portion of the CIR receivables for 2021 was prefinanced with NEFTYS (see note 13).

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

	AS OF DECEMBER 31, 2020
			Measurement – Statement of financial
			position (IFRS 9)
	Measurement –		Fair value
	Statement of	Fair	through profit
(amounts in thousands of euros)	financial position	value	or loss	Amortized cost
Non-current financial assets	413	413	—	413
Other receivables (excluding prepaid expenses)	5,210	5,210	—	5,210
Other current financial assets	12,924	12,924	—	12,924
Cash and cash equivalents	5,847	5,847	5,847	—
Total assets	24,394	24,394	5,847	18,547
Non-current financial liabilities	1,833	1,833	—	1,833
Current financial liabilities	13,219	13,219	7,357	5,862
Trade payables	7,985	7,985	—	7,985
Total liabilities	23,037	23,037	7,357	15,680

	AS OF DECEMBER 31, 2021
			Measurement – Statement of financial
			position (IFRS 9)
	Measurement –		Fair value
	Statement of		through profit
	financial position	Fair value	or loss	Amortized cost
(amounts in thousands of euros)	(As restated)	(As restated)	(As restated)	(As restated)
Non-current financial assets	186	186		186
Other receivables (excluding prepaid expenses)	5,119	5,119	—	5,119
Other current financial assets	904	904	—	904
Cash and cash equivalents	23,926	23,926	23,926	—
Total assets	30,135	30,135	23,926	6,209
Non-current financial liabilities	5,518	5,518	—	5,518
Non-current derivative financial instruments	536	536	536	—
Current financial liabilities	12,037	12,037	6,627	5,409
Current derivative financial instruments	788	788	788	—
Trade payables	7,606	7,606	—	7,606
Tax and social liabilities	1,998	1,998	—	1,998
Other creditors and miscellaneous liabilities	381	381	—	381
Total liabilities	28,863	28,863	7,951	20,912

The impact of the Company’s financial assets and liabilities on the statements of consolidated operations are as follows for the years ended December 31, 2020 and 2021:

	FOR THE YEARS ENDED DECEMBER 31,
	2019		2020		2021
						Change in fair
		Change in fair		Change in fair	Interest	value
(amounts in thousands of euros)	Interest	value	Interest	value	(As restated)	(As restated)
Profit or loss impact of liabilities
Liabilities at fair value : derivative financial instruments					—	(150)
Liabilities at fair value : convertible notes	—	(1,867)	—	(10,080)	—	(1,707)
Non-convertible bonds at amortized costs and interest of convertible notes issued to Kreos	(1,125)	—	(817)	—	(545)	—
Liabilities at amortized cost: advances	(33)	—	(24)	—	(33)	—

Note 11: Share capital

	AS OF DECEMBER 31,
	2019	2020	2021
Share capital (in thousands of euros)	4,793	20,151	27,191

Number of outstanding shares	23,963,254	100,757,097	135,953,657

Nominal value per share (in euros)	€0.20	€0.20	€0.20

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

On July 30, 2021, 4,950,000 new shares were issued to Negma generating a share capital increase of €990 thousand and an issue premium of €2,629 thousand (see Note 13.2.1).

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

See note 13.2.1

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

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics				Assumptions
								IFRS 2 Initial
		Number of						valuation (Black-
		warrants		Expected	Exercise			Scholes) in
Type	Grant date	granted	Maturity date	term	price	Volatility	Risk-free rate	thousands of euros
Founders’ warrants2017-1	07/21/2017	227,000	07/21/2021	3 years	€3.30	54.07%	-0.53%	347
Founders’ warrants2017-2	07/21/2017	127,000	07/21/2021	3 years	€3.30	57.25%	-0.65%	421
Founders’ warrants2019-1	04/03/2020	1,333,333	04/03/2026	2 years	€0.27	48.36%	-0.62%	674
Founders’ warrants2019-2	04/03/2020	666,667	04/03/2026	4 years	€0.27	53.32%	-0.56%	356
Founders’ warrants2020-1	12/22/2020	999,393	12/22/2026	2 years	€0.47	57.80%	-0.77%	508
Founders’ warrants2020-2	12/22/2020	499,696	12/22/2026	4 years	€0.47	57.91%	-0.77%	284
Founders’ warrants2021-1	09/15/2021	2,919,415	09/15/2027	1 year	€0.73	79.11%	-0.73%	677
Founders’ warrants2021-2	09/15/2021	1,459,707	09/15/2027	2 years	€0.73	106.04%	-0.75%	595

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2020 are summarized in the table below:

							Number of
		Number of outstanding warrants					shares which
							can be
Type	Grant date	At 1/1/2020	Granted	Exercised	Lapsed	At 31/12/2020	subscribed
Founders’ warrants2017-1	07/21/2017	148,000	—	—	—	148,000	148,000
Founders’ warrants2017-2	07/21/2017	74,000	—	(2,152)	(9,000)	62,848	62,848
Founders’ warrants2019-1	04/03/2020	—	1,333,333	(313,417)	(8,607)	1,011,309	1,011,309
Founders’ warrants2019-2	04/03/2020	—	666,667	—	(4,304)	662,363	662,363
Founders’ warrants2020-1	12/22/2020	—	999,393	—	—	999,393	999,393
Founders’ warrants2020-2	12/22/2020	—	499,696	—	—	499,696	499,696
Total		222,000	3,499,089	(315,569)	(21,911)	3,383,609	3,383,609

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which
							can be
Type	Grant date	At 1/1/2021	Granted	Exercised	Lapsed	At 31/12/2021	subscribed
Founders’ warrants2017-1	07/21/2017	148,000	—	—	(148,000)	—	—
Founders’ warrants2017-2	07/21/2017	62,848	—	—	(62,848)	—	—
Founders’ warrants2019-1	04/03/2020	1,011,309	—	(35,739)	(99,897)	875,673	875,673
Founders’ warrants2019-2	04/03/2020	662,363	—	(17,870)	(49,948)	594,545	594,545
Founders’ warrants2020-1	12/22/2020	999,393	—	(74,346)	(199,797)	725,250	725,250
Founders’ warrants2020-2	12/22/2020	499,696	—	(37,173)	(99,898)	362,250	362,250
Founders’ warrants2021-1	09/15/2021	—	2,919,415	—	(45,645)	2,873,769	2,873,769
Founders’ warrants2021-2	09/15/2021	—	1,459,707	—	(22,823)	1,436,885	1,436,885
Total		3,383,609	4,379,122	(165,128)	(728,856)	6,868,747	6,868,747

The vesting period of these BSPCE founder’s warrants are summarized in the table below:

Type	Vesting period
Founders’ warrants2017-1	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2017-2	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2019-1	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2019-2	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2020-1	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2020-2	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2021-1	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023
Founders’ warrants2021-2	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023

Free shares

		Characteristics			Assumptions		IFRS 2 Initial
		Number of					valuation (Black-
		warrants	Maturity				Scholes) in thousands
Type	Grant date	granted	date	Exercise price	Volatility	Risk-free rate	of euros
Free shares 2020	12/22/2020	2,500,911	N/A	N/A	N/A	N/A	2,311
Free shares 2021	09/15/2021	6,631,068	N/A	N/A	N/A	N/A	4,936

Activity for the free shares that were outstanding during the year ended December 31, 2020 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2020	Granted	Exercised	Lapsed	As of 12/31/2020	which can be issued
Free shares 2020	12/22/2020	—	2,500,911	—	—	2,500,911	2,500,911
Total		—	2,500,911	—	—	2,500,911	2,500,911

Activity for the free shares that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2021	Granted	Exercised	Lapsed	As of 12/31/2021	which can be issued
Free shares 2020	12/22/2020	2,500,911	—	—	—	2,500,911	2,500,911
Free shares 2021	09/15/2021	—	6,631,068	—	—	6,631,068	6,631,068
Total		2,500,911	6,631,068	—	—	9,131,979	9,131,979

The vesting period of these free shares are summarized in the table below:

Type	Vesting period
Free shares2020	Vesting period of 2 years followed by a holding period of 2 years
Free shares2021	Vesting period of 1 year followed by a holding period of 1 year

Stock based compensation expense recognized for the years ended December 31, 2020 and 2021.

(amounts in thousands of euros)

	DECEMBER 31, 2020				DECEMBER 31, 2021
		Cumulative				Cumulative
	Probable	expenses -	Expense	Cumulative		expenses -
	cost of	beginning	for the	expense to	Probable cost	beginning of	Expense for	Cumulative
Type	the plan	of period	period	date	of the plan	period	the period	expense to date
Warrants 2017	153	153	—	153	153	153	—	153
Founders’ warrants2017-1	347	347	—	347	347	347	—	347
Founders’ warrants2017-2	369	369	—	369	369	369	—	369
Founders’ warrants2019-1	674	—	447	447	640	447	124	570
Founders’ warrants2019-2	356	—	52	52	320	52	62	113
Founders’ warrants2020-1	508	—	257	257	218	257	84	341
Founders’ warrants2020-2	284	—	1	1	435	1	42	43
Founders’ warrants2021-1	—	—	—	—	838	—	339	339
Founders’ warrants2021-2	—	—	—	—	419	—	169	169
Free shares 2020	2,311	—	28	28	2,311	28	1,155	1,184
Free shares 2021	—	—	—	—	4,936	—	1,447	1,447
Sub-total			785				3,422
Social contribution (1)			2				308
Total			787				3,730
(1)	Free shares are subject to social contribution to be paid upon the issuance of the free shares at the term of the vesting period. This social contribution is recognized on a straight-line basis over the vesting period and adjusted at each closing based on the Company’s share price. This social contribution is recorded in social security liabilities (refer to Note 16.2) and amounted to €310 thousand as of December 31, 2021 and €2 thousand as of December 31, 2020 resulting in a change of €308 thousand in 2021.

Note 13: Borrowings and financial liabilities

	AS OF DECEMBER 31,
	2020	2021
(amounts in thousands of euros)		(As restated)
Conditional advances	893	906
Non-convertible bonds	940	2,740
Convertible bonds	—	1,647
Non-current lease obligations	—	225
Non-current financial liabilities	1,833	5,518
Non-current derivative financial instruments	—	536

	AS OF DECEMBER 31,
	2020	2021
(amounts in thousands of euros)		(As restated)
Conditional advances	274	377
Non-convertible bonds	3,454	1,524
Convertible notes	7,357	6,627
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables (1)	2,134	3,287
Current lease obligations	—	221
Current financial liabilities	13,219	12,036
Current derivative financial instruments	—	788
(1)	Financial liabilities related to the prefinancing of a portion of the research tax credit (CIR) receivables

A portion of the 2020 and 2021 CIR receivables was prefinanced by FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 3 with NEFTYS CONSEIL SARL as arranger, or NEFTYS in 2020 and 2021, respectively. Consequently, the Company recorded:

●	a liability for the amount due to NEFTYS at the time of CIR collection;
●	a financial asset for the amounts deducted by NEFTYS on the receivables sold (considered as a guarantee deposit, see Note 7), and
●	a current asset for the CIR research tax credits payable by the French State.

In accordance with IFRS 9, the financial liability due to NEFTYS was determined using the amortized cost method:

●	CIR 2020: €2,134 thousand as of December 31, 2020; and
●	CIR 2021: €3,287 thousand as of December 31, 2021.

Breakdown of financial liabilities by maturity, at value on redemption

The maturity of financial liabilities is broken down as follows:

	AS OF
	DECEMBER 31,	Current	Non-current
	2021	< 1 year	1 to 5 years
(amounts in thousands of euros)	(As restated)	(As restated)	(As restated)	> 5 years
Conditional advances	1,284	378	746	160
Non-convertible bonds	4,264	1,524	2,740	—
Convertible notes	8,274	6,627	1,647	—
Lease liabilities	446	221	225	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	3,287	3,287	—	—
Total financial liabilities	17,555	12,037	5,358	160
Derivative financial instruments	1,324	788	536

13.1 Conditional advances

The table sets out the changes in conditional advances:

(amounts in thousands of euros)	BPI - Sarcob	BPI – BIO101	AFM – Téléthon	BPI – BIO201	Total
As of January 1, 2020	135	774	370	—	1,279
(+) Proceeds from conditional advances	—	—	—	—	—
(-) Repayment	(26)	(110)	—	—	(136)
Subsidies	—	—	—	—	—
Financial expenses	3	13	8	—	24
As of December 31, 2020	112	677	378	—	1,167
(+) Proceeds from conditional advances	—	—	—	400	400
(-) Repayment	(59)	(220)	—	—	(279)
Subsidies	—	—	—	(38)	(38)
Financial expenses	3	18	8	5	33
As of December 31, 2021	56	474	386	367	1,283

Breakdown of conditional advances by maturity, at value on redemption

(amounts in thousands of euros)	BPI -Sarcob	BPI - BIO101	AFM – Téléthon	BPI - BIO201	Total
As of December 31, 2021	59	495	400	400	1,354
Less than one year	59	220	100	—	379
One to five years	—	275	300	240	815
More than five years	—	—	—	160	160

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

13.1.4 BPI France conditional advance – “BIO 201” project

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

As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2021, €178 thousand was recorded as deferred income since 53% of the budget of research and development expenses were incurred on that project at the closing date (see Note 16.3).

13.2 Convertible notes and non-convertible bonds

13.2.1 Issuance of convertible notes to NEGMA

(amounts in thousands of euros)	NEGMA ORNANE BSA
As of January 1, 2020	2,909
(+) Change in fair value	5,304
(-) Shares issued pursuant to May 7, 2020 court decision	(1,394)
(-) Conversion settled with cash payment pursuant to May 7, 2020 court decision	(378)
(+) Shares to be returned pursuant November 18, 2020 court decision	1,212
(+) Cash returned pursuant to November 18, 2020 court decision	378
(-) Conversion settled with issuance of shares	(674)
As of December 31, 2020	7,357
(+) Change in fair value	(1,307)
(-) 2,050,000 shares delivered on August 13, 2022 pursuant to July 16,2021 court decision	(1,521)
(-) 4,950,000 shares issued on July 30, 2022 pursuant to July 16, 2021 court decision	(3,619)
(-) Conversion with cash-settlement	(910)
As of December 31, 2021	—

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

As of December 31, 2021, no tranche of convertible notes related to the 2021 Atlas Contract were issued.

In April 2022, the Company issued the first tranche of 160 ORNANEs for a total of €4 million as part of its 2021 bond financing agreement with Atlas.

13.2.3 Issuance of non-convertible bonds and convertible notes to Kreos

	KREOS	KREOS	KREOS
	2018	2021 contract	2021	KREOS	KREOS
	contract	Non-	contract	2021	2021
	Non-	Convertible	Convertible	contract	2018	KREOS
	Convertible	bonds	notes	Bifurcated	warrants	2021 day
(amounts in thousands of euros)	bonds	(As retated)	(As restated))	derivatives	buy-back	one gain	Total
As of January 1, 2020	7,417						7,417
(+/-) Amortized cost	189						189
(-) Repayment	(3,214)						(3,214)
As of December 31, 2020	4,392	0	0	0			4,392
(+) Gross proceed Tr A & B		3,250	2,250				5,500
(+)Gross proceed Tr C		579				98	677
(+/-) Fair value Adjustments		(536)	(590)	1,174	(48)		—
(-) Fees charged on the bond loan		(97)	(28)				(125)
(+/-) Fair value of derivative instruments				150			150
(+/-) Amortized cost	96	33	15				144
(-) Repayment	(3,550)						(3,550)
As of December 31, 2021	938	3,229	1,647	1,324	(48)	98	7,188

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

Accounting treatment of KREOS 2021 hybrid financing

The analysis of the characteristics of the hybrid contract according to the IFRS9 and IAS32 criteria led to the need to recognize the conversion options, as well as the BSAs, as derivative instruments separate from the host contract (no equity component insofar as these options do not in all circumstances lead to the delivery of a fixed number of shares, for a fixed price).

The amount of cash of €5 million, received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the date the funds were drawn: financial debt for tranches A and B for €(4,3) million (convertible and non-convertible), liability derivatives for premiums received on options sold for €(1,2) million (€464 thousand for conversion options and €710 thousand for BSAs issued), and financial compensation of €48 thousand for the 2018 BSAs bought back by Biophytis from KREOS.

On the date of implementation of the contract (November 19, 2021), on the basis of the contractual conditions to be respected to release the drawings, a nil fair value was retained for the drawing rights on tranches C and D.

Regarding the third tranche (C) of the straight bond issued in December 2021 for €677 thousand (excluding transaction costs), as the drawdown conditions were fulfilled outside the framework of the contract, the company analyzed the drawdown of the third tranche (C) as a new loan contract, with Kreos Capital VI UK. As such, the third tranche (C) is recognized for its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of the liabilities of the Tranche C leads to the recognition of a day one Gain of €98 thousand (as restated). Given the unobservable nature of the market rate, the day one gain is deferred on the Company’s balance sheet and recorded as financial liabilities.

In accordance with IAS 32, the redemption value of the 2018 BSAs was recognized for €48 thousand (as restated) as a reduction in equity, consistent with the treatment applied to the BSAs issued in 2018.

The financial debt components are accounted for according to the principles of amortized cost, based on an average effective interest rate of 26.37% for the non-convertible tranches, and 22.85% for the convertible tranches.

Derivative instruments are valued at their Fair Value on the balance sheet, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black & Scholes valuation model for BSAs.

The table below presents the valuations of the conversion options:

	At issuance date	As of December
	(November 19, 2021)	31, 2021
Fair value of bifurcated conversion options of tranches A and B (maturing March 2025)	(As restated)	(As restated)
Number of obligations in circulation	2,250,000	2,250,000
Number of shares that can be subscribed	2,250,000	2,250,000
Share price	€0.451	€0.4949
Exercise price	€0.648	€0.648
Volatility over a 12 months period	85%	85%
Risk-free rate	—%	—%
Credit spread	23.14%	23.14%
Fair value of the derivative instrument (in thousands of euros) (As restated)	(464)	(536)
Change in the fair value of the derivative instrument (in thousands of euros)		(72)

The table below shows the valuations of the BSA 2021 attached to the KREOS contract:

	At issuance date	As of December 31,
	(November 19, 2021)	2021
BSA – KREOS 2021 Derivative instruments	(As restated)	(As restated)
Number of BSAs in circulation	2,218,293	2,218,293
Exercise price per share	€0.56	€0.56
Maturity	7 years	6.88 years
Volatility	85%	85%
Risk-free rate	—	—
Fair value of BSA 2021 issued in favor of KREOS (in K€)	(710)	(788)
Change in the fair value of the derivative instrument (in K€)		(78)

Change in financial liabilities

								Change
								in fair					Transfer
								Value					non
				Effect of		Fair-value at		through		Transaction			current
				amortized		initial		profit or		costs	Conver—		to
		Proceeds		costs	New lease	recognition	Fair value	loss	IAS 20	Interest	sion in	Guarantee	current	12/31/2021
(amounts in thousands of euros)	12/31/2020	(As restated)	Repayment	(As restated)	obligations	As restated)	Adjustments	As restated)	Grant	As restated)	equity	deposit	As restated)	As restated)
Conditional advances	893	400	(279)	33					(38)	—			(103)	906
Non-convertible bonds	940	3,927		33			(537)			(97)			(1,524)	2,740
Convertible bonds	—	2,250		15			(590)			(28)				1,647
Non-current financial lease obligations	—		(54)		500					—			(221)	225
Non-current financial liabilities	1,833	5,677	(333)	75	500		(1,127)	—	(38)	125	—		(1,801)	5,518
Non-current financial derivative instrument	—					464		72					—	536
Conditional advances	274	—											103	377
Non-convertible bonds	3,454	—	(3,550)	96									1,524	1,524
Convertible bonds	7,357	14,550	(910)	—				1,707			(16,082)		—	6,627
CIR prefinancing debt	2,134	3,011	(2,252)	43						79		272		3,287
Current financial lease obligations	—												221	221
Current financial liabilities	13,219	17,561	(6,712)	139	—			1,707		79	(16,082)	272	1,801	12,036
Current financial derivative instrument	—					710		78					—	788

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

This commitment only applies to employees under French law. The main actuarial assumptions used for the valuation of the retirement indemnity are as follows:

	AS OF DECEMBER 31,
	2020	2021

	Voluntary retirement
Retirement age	between 65 and 67 years old
Collective agreement	Pharmaceutical industry	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	0.33%	0.98%
Mortality table	INSEE 2017	INSEE 2017
Salary increases	2.00%	2.00%
Turn-over	Medium	Medium
Social security contributions	43%	43%

The provision for the retirement indemnity has evolved as follows:

(amounts in thousands of euros)	Employee benefit obligation
As of January 1, 2020	142
Service cost	31
Interests cost	1
Actuarial gains and losses	14
As of December 31, 2020	188
Service cost	40
Interests cost	1
Actuarial gains and losses	(23)
As of December 31, 2021	205

Note 15: Provisions

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	01/01/2020	Additions	Reversals	provisions	12/31/2020
Provisions for litigation	—	—	—	—	—
Provisions for risks	—	2	—	—	2
Total provisions	—	2	—	—	2

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	12/31/2020	Additions	Reversals	provisions	12/31/2021
Provisions for litigation (1)	—	1,508	(1,508)	—	—
Provisions for risks	2	—	(2)	—	—
Total provisions	2	1,508	(1,510)	—	—
(1)	As of June 30, 2021, the Company recorded a provision of €1,508 thousand for the fine for non-performance and penalties following the judgment rendered on July 16, 2021 by the judge of the Paris Court of Justice in charge of overseeing the execution of judgments related to the Negma litigation (see note 13.2.1). This amount has been paid in 2021.

Note 16: Current liabilities

16.1 Trade payables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Research and development suppliers	5,408	6,669
General and administrative suppliers	2,577	937
Total trade payables	7,985	7,606

The change in trade payables to research and development suppliers is primarily due to the increase in expenses associated with the Company’s ongoing clinical trials and research costs (refer to Note 17.1) and in particular, expenses related to the SARA clinical program and the launch of the COVA program.

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

16.3 Other creditors and miscellaneous liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021
Attendance fees	242	202
Deferred income (1)	13	175
Other	13	4
Total other creditors and miscellaneous liabilities	268	381
(1)	as part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand (see Note 13.1) which has been recorded as deferred income as of December 31, 2021 for €178 thousand (€202 thousand recognized as a grant).

Note 17: Details of expenses and products by function

17.1 Research and Development expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Personnel expenses	(3,063)	(2,553)	(4,392)
Purchases and external expenses	(8,660)	(10,459)	(19,345)
Other	(214)	(251)	(264)
Research and development expenses	(11,937)	(13,263)	(24,001)
Research tax credit	2,807	3,328	4,080
Subsidies	41	14	256
Research tax credit and subsidies	2,848	3,342	4,336
Research and development expenses, net	(9,089)	(9,921)	(19,665)

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

17.3 Personnel expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Wages and salaries	(4,998)	(3,562)	(3,770)
Share-based payments (1)	(63)	(787)	(3,730)
Personnel expenses	(5,061)	(4,349)	(7,499)
(1)	the share-based payments expenses include €308 thousand of social contribution recognized on a straight-line basis over the vesting period.

The Company’s average headcount is 27 as of December 31, 2021 compared to 20 as of December 31, 2020 and to 21 as of December 31, 2019.

Note 18: Net financial expense

	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
(amounts in thousands of euros)			(As restated)
Financial interest and amortized cost of the loan agreement with Kreos(1)	(1,125)	(817)	(544)
Changes in fair value of convertible notes and derivative instruments (1) (2)	(1,867)	(10,080)	(1,856)
NEGMA financial indemnities (3)	—	—	(1,695)
Other financial expenses	(51)	(231)	(166)
Transaction costs related to the issuance of convertible notes	(320)	(453)	(125)
Net financial income related to Negma returning to Biophytis damages paid	—	34	20
Other financial income	4	1	4
Foreign exchange gains (losses)	14	(29)	14
Total net financial expense	(3,344)	(11,575)	(4,349)
(1)	Refer to Note 13.2 Convertible notes and non-convertible bonds
(2)	During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,306 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€3,017) thousand, (iii) the change in fair value of the derivative instruments for (€150)[1] thousand

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for (€5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€4,776) thousand.

(3)	During the year ended December 31, 2021, the financial indemnities paid to Negma is comprised of the fine for non-performance imposed by the Judgment €1,500 thousand (see Notes 15 and 13.2), (iii) €100 thousand and €8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of €87 Thousand. As a result, the Company recorded financial indemnities of €1,695 thousand during the year ended December 31, 2021.

Note 19: Income taxes

The Company has carried-forward tax losses of €130,378 thousand as of December 31, 2021 comprising:

●	French tax losses which can be carried forward indefinitely for €128,994 thousand;
●	U.S. subsidiary tax losses which can be carried forward were €1,383 thousand (being $1,566 thousand translated using the December 31, 2021 exchange rate), of which:
o	€1 008 thousand indefinitely;
o	€188 thousand expiring in 2037;
o	€144 thousand expiring in 2036; and
o	€43 thousand expiring in 2035.
●	Brazilian subsidiary tax losses for €1 thousand which can be carried forward indefinitely.

The tax rate applicable to:

●	Biophytis, is the current rate in France, i.e. 26.5%. This rate will decrease gradually to reach 25% in 2022.
●	Instituto Biophytis Do Brasil, is the current rate in Brazil, i.e. 34%.
●	Biophytis Inc., is the current rate in the United States, i.e. 21%.

In accordance with the accounting principles described in Note 3.22, no deferred tax asset has been recognized in the Financial Statements apart from those to offset deferred tax liabilities for the same tax juridictions and over the same period of recovery.

Reconciliation between theoretical tax and effective tax

	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
(amounts in thousands of euros)			(As restated)
Net loss	(18,946)	(25,517)	(31,164)
Income taxes	80	—	—
Loss before taxes	(19,026)	(25,517)	(31,164)
Current tax rate in France	28.00%	28.00%	26.50%
Theoretical income tax (expense) benefit	5,327	7,145	8,258
Items not subject to tax deduction	502	788	880
Share based payments	(18)	(220)	(907)
Non recognition of deferred tax assets related to tax losses and temporary differences	(5,779)	(7,711)	(8,231)
Tax rate differences	48	(2)	—
Group income taxes (expense) benefit	80	—	—
Effective tax rate	-0.4%	0.0%	0.0%

The permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2019	2020	2021
Temporary differences	277	1,381	421
Losses carried forward	18,082	23,505	32,539
Total of items with a nature of deferred tax assets	18,359	24,886	32,960

Temporary differences	(605)	(528)	(526)
Total of items with a nature of deferred tax liabilities	(605)	(528)	(526)

Net total of deferred tax assets (liabilities)	17,754	24,358	32,434
Unrecognized deferred tax	(17,754)	(24,358)	(32,434)
Net total of deferred tax	—	—	—

Note 20: Earnings (loss) per share

	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
			(As restated)
Weighted average number of outstanding shares	16,966,140	60,022,714	118,332,562
Treasury shares	83,479	48,228	49,882
Weighted average number of outstanding shares (without Treasury shares)	16,882,661	59,974,486	118,282,679

Net loss (in thousands of euros)	(18,946)	(25,517)	(31,164)
Basic loss per share (€/share)	(1.12)	(0.43)	(0.26)
Diluted loss per share (€/share)	(1.12)	(0.43)	(0.26)

As the inclusion of the Company’s awards (warrants, free shares and founders’ warrants) creates an anti-dilutive effect, those instruments were not taken into account for the presented years (see Notes 12 and 13.2).

Note 21: Related Parties

21.1 Compensation due to executive officers and directors

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

€270 thousand was paid to the Company’s CEO in 2019, €180 thousand in 2020 and €270 thousand in 2021. The remaining amount of €630 thousand was used for the subscription and the exercise of the investors warrants by the Company’s CEO (see Note 12).

21.3 Consultant contract concluded with Successful Life

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

21.4 Company’s CEO’s Share loan agreement with Negma

As part of the implementation of the financing agreement with Negma (see note 13.2), the Company’s CEO has entered into a loan agreement for his shares in the Company for the benefit of Negma in order to facilitate the various issuance and conversion transactions.

Following the delivery of the 2,050,000 shares to Negma (see note 15) and the termination of the agreement, the share loan agreement was terminated.

21.5 Escrow Agreement

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
BPI France conditional advance -“BIO101” project

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

As required under the terms of the venture loan agreements signed with Kreos on September 10, 2018 (see Note 13.2.3) and on November 19, 2021 (see Note 13.2.3), the Company pledged a security interest in the Company’s assets for the benefit of Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos.

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

	Year ended				Thereafter
	December 31, 2021	2022	2023 / 2024	2025 / 2026	More than 5
Amounts in thousands of euros)	Total	Less than 1 year	1-3 years	3-5 years	years
Non-convertible bonds issued to Kreos (a)	5,548	2,282	3,015	251	—
Conditional advances	1,354	379	620	195	160
Lease liability	446	221	226	—	—
Licence agreements (d)	180	15	110	55	—

Convertible notes issued to Kreos(b)	2,945	214	428	2,303	—
Convertible notes ATLAS (c)	5,600	5,600	—	—	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	3,450	3,450	—	—	—
Derivative instruments	1,704	788	916	—	—
Total	21,001	12,949	5,238	2,804	160
(a)	The contractual obligations related to non-convertible bonds issued to Kreos include the principal repayments and the 10% annual interest payments for the non-convertible bonds.
(b)	On November 19, 2021, we signed a new KREOS venture loan agreement with a €2,25 million convertible bonds issuance. The contractual obligations related to convertible notes issued to Kreos include the principal repayments and the 9.5% annual interest payments for the non-convertible bonds.
(c)	In April 2020, we signed a new convertible note financing of €24 million from ATLAS to continue the development of Sarconeos (BIO101) through the issuance of multiple convertible notes. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, we will be able to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them. We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020, a third tranche of €3 million on August 28, 2020, a fourth and fifth tranches of €6 million on May 27, 2021, a sixth and seventh tranches of €6 million on September 20, 2021 and a eight tranche of €3 million on December 20, 2021. As of December 31, 2021, there are 224 outstanding convertible notes issued to ATLAS.
(d)	The Company signed several agreements to license industrial property to further our research and developments efforts with royalties due to the counterparties that are variable starting the year after the first marketing of a product and royalty arrangements (see Note 22). However, there are certain guaranteed annual minimum amounts due starting in various future years. These guaranteed annual minimum amounts are shown in the table above. Other than these minimum guaranteed amounts (as further described below), amounts of royalties to be paid after 2024 cannot be determined precisely and therefore, no royalties amounts are included in the table above.

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