Form 20-F
period 2022-12-31
Biophytis SA
filed 2023-04-19
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Stanislas Veillet

Chief Executive Officer

Biophytis S.A.

Tel: +33 1 44 27 23 00

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 ordinary shares, €0.01 nominal value per share	BPTS	The Nasdaq Capital Market
Ordinary shares, €0.01 nominal value per share*	*	The Nasdaq Capital Market*

*Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary shares: 238,297,642 shares outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “annual report”), contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the timing, progress and results of clinical trials for our drug candidates, including statements regarding the timing of initiation and completion of clinical trials, dosing of subjects and the period during which the results of the clinical trials will become available and publicly released;
●	the timing, scope or likelihood of regulatory filings and approvals for our drug candidates;
●	our ability to successfully commercialize our drug candidates;
●	potential benefits of the clinical development and commercial experience of our management team;
●	our ability to effectively market any drug candidates that receive regulatory approval, emergency use authorization, or conditional marketing authorization on our own or through third parties;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectation regarding the safety and efficacy of our drug candidates;
●	the potential clinical utility and benefits of our drug candidates;
●	our ability to advance our drug candidates through various stages of development, especially through pivotal safety and efficacy trials;
●	the likelihood of success and difficulty in ensuring success of clinical investigations;
●	our estimates regarding the potential market opportunity for our drug candidates;
●	developments and projections relating to our competitors or our industry;
●	our ability to become profitable;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our ability to secure additional financing when needed on acceptable terms;
●	the impact of government laws and regulations in the United States, France and foreign countries;
●	the implementation of our business model, strategic plans for our business, drug candidates and technology;
●	the potential impact of COVID-19 on our clinical trials and our operations generally;
●	our intellectual property position;
●	our ability to rely on orphan drug designation for market exclusivity;

●	our ability to attract or retain key employees, advisors or consultants;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
●	whether we are classified as a passive foreign investment company (a “PFIC”) for current and future periods;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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

PART I

Item 1.  Identity of Director, Senior Management and Advisers.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.	[Reserved].
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business is subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

●	Risks Related to Our Limited Operating History, Financial Condition, and Capital Requirements
o	We are a clinical-stage biotechnology company with no products approved or authorized for sale and a history of losses, and we will need substantial additional financing to achieve our goals.
o	We may become dependent on reimbursable financial advances and non-reimbursable subsidies from the French government.
o	We have limited resources and may face challenges related to prioritizing drug candidate development.
o	Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
o	We have been and may continue to be affected by health pandemics or epidemics, including the current outbreak of COVID-19, or emergence of other infectious diseases.
●	Risks Related to Our Business
o	Clinical development is lengthy and expensive and we may not be able to obtain regulatory approval or emergency use authorization for our drug candidates.
o	We may have difficulty enrolling patients or finding and retaining investigators that are needed to conduct the clinical studies.
o	Our drug candidates could cause undesirable side effects.
o	Our drug candidates may fail to achieve physician acceptance and patient adoption.
o	We rely on third parties for raw materials and to conduct our preclinical studies and clinical trials.

o	We face significant competition.
o	We will face government restrictions on pricing and reimbursement.
o	We will need to establish or secure sales capabilities.
o	We may face challenges attracting and retaining senior management and key scientific personnel.
o	We may face product liability lawsuits.
o	We may not be successful in our existing and future collaborations.
o	We may experience significant disruptions to our information technology systems or breaches of data security and/or misconduct by our employees or independence contractors.
o	Our employees and independent contracts may engage in misconduct or improper activities.
o	Wa may be unable to comply with environmental laws and regulations.
●	Risks Related to Intellectual Property
o	We must protect our intellectual property and proprietary rights.
o	We may be unable to resolve disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others.
●	Risks Related to Government Regulation
o	Even if we obtain regulatory approval or authorization for our products, we will remain subject to ongoing regulatory scrutiny.
o	Eradication or substantial eradication of COVID-19 could reduce or eliminate the demand for our product, Sarconeos (BIO101) in this indication.
o	Regulatory agencies may change the policies and requirements regarding approvals and emergency use authorizations, or revoke emergency use authorizations that the agencies have already issued.
o	We may be unable to obtain orphan drug designation, if we pursue it.
o	Our business will be impacted by healthcare legislation and our relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers.
o	We will be impacted by U.S. and foreign anti-corruption and anti-money laundering laws on our business.
o	We may be unable to maintain certain tax benefits applicable to French technology companies.
o	We will be impacted by U.S. tax laws and regulations on our business.
●	Risks Related to the Ownership of the ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status
o	The requirements of being a U.S. public company may strain our resources.
o	An active trading market for our ADSs may not develop and the market price of our equity securities may be volatile.

o	We may be exposed to foreign exchange risk.
o	Investors may be diluted as a result of a significant number of outstanding warrants and convertible debt instruments and future sales of a substantial number of our securities could adversely affect the price of our securities.
o	U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this annual report and may not be entitled to a jury trial with respect to claims arising under the deposit agreement.
o	Our governing documents and French corporate law may delay or discourage a takeover attempt.
o	The ability of ADS holders to exercise voting rights, participate in any future preferential subscription rights, receive dividends, or transfer their ADSs.
o	Our status as a foreign private issuer and an “emerging growth company” may be unattractive to certain investors.
o	There are risks associated with being characterized a passive foreign investment company.
o	We may be unable to maintain effective internal control over financial reporting.

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

We incurred losses of €25.5 million, €31.2 million and €24.3 million ($24.7 million) (translated solely for convenience into dollars at an exchange rate of €1.00-$1.0666, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2022) for the years ended December 31, 2020, 2021 and 2022, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our preclinical and clinical programs and other research and development activities and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our drug candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

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

As of December 31, 2022, we had capital resources consisting of cash and cash equivalents of €11.1 million ($11.8 million) (translated solely for convenience into dollars at an exchange rate of €1.00-$1.0666, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2022). Since December 31, 2022, we drew down €2 million from our 2021 credit facility with ATLAS Special Opportunities LLC (“ATLAS”).

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

We have benefited from certain reimbursable advances and non-reimbursable subsidies from the French government and intend to continue to seek advances and/or subsidies from these agencies in the future in order to accelerate the development of our drug candidates. There is no assurance that these benefits will continue to be available to us in the future. If such benefits and programs were to be terminated or reduced, it could have an adverse effect on our business, operating results and financial condition and could deprive us of financial resources necessary for research and development of our drug candidates. Furthermore, the advances and subsidies are generally subject to contractual conditions, including our compliance with agreed upon preliminary budgets and scientific programs, informing the lender of any deviations from such agreed upon budgets and programs, and our compliance with certain financial ratios to ensure our solvency. In the event that we do not comply with the contractual conditions of the subsidies, we may be required to reimburse the French government for any outstanding payments (€1.1 as of December 31, 2022) ($1.2 million) (translated solely for convenience into dollars at an exchange rate of 1,0666, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2022) on an accelerated basis and could be liable for any damages incurred by such agencies resulting from the breach of contract.

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

In April 2020, we signed a convertible bond financing of €24 million with ATLAS to continue the development of Sarconeos (BIO101). Pursuant to the terms of the agreement (as amended), ATLAS agreed to subscribe for up to €24 million in convertible bonds, to be issued by us in up to eight tranches of €3 million each. We issued the eighth tranche in December 2021. As of December 31, 2022, all the convertible bonds related to this contract have been converted.

On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. As of December 2022, the Company issued two tranches, in April and June 2022, of 160 ORNANEs each and half of the third tranch, in October 2022, for a total of €10 million and 400 ORNANEs as part of its 2021 bond financing agreement with ATLAS.

On November 19, 2021, we entered into a Subscription Agreement, a Straight Bonds Issue Agreement and a Convertible Bonds Issue Agreement with Kreos Capital VI (UK) Ltd. and Kreos Capital VI (Expert Fund) L.P., which provides for up to €10 million in financing to us. Pursuant to the terms of the agreements, Kreos agreed to subscribe for up to €7.75 million in convertible bonds and for up to €2.25 million in non-convertible bonds, to be issued by us in up to four tranches. The first two tranches were issued on November 22, 2021. Each tranche of non-convertible bonds bears a 10% annual interest rate and must be repaid in 36 monthly installments, with monthly payments commencing in April 2022. Each tranche of convertible bonds bears a 9.5% annual interest rate and must be repaid or converted into shares by 31 March 2025. In connection with the Kreos financing, we issued 2,218,293 warrants giving them the right to purchase 2,218,293 new ordinary shares at an exercise price of €0.56 per share over a seven year period from the issue date. By subscribing to the warrants, Kreos waived its right to exercise the warrants issued to Kreos within the framework of the 2018 loan.

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

Our Venture Loan Agreement and Bonds Issue Agreement with Kreos Capital V (UK) Ltd., our Subscription Agreement, our Straight Bonds Issue Agreement and our Convertible Bonds Issue Agreement with Kreos Capital VI (UK) Ltd. and Kreos Capital VI (Expert Fund) L.P., and our convertible notes agreements with ATLAS impose certain operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

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

Our business has been and could in the future be materially adversely affected by the effects of health pandemics or epidemics, including COVID-19 and its related variants, or emergence of other infectious diseases, and in particular in regions where we or third parties on which we rely have significant manufacturing facilties, concentrations of clinical trial sites or other business operations.

Our business has been and could in the future be materially adversely affected by the effects of health pandemics or epidemics, including COVID-19 and its related variants, or emergence of other infectious diseases. The COVID-19 pandemic prompted severe lifestyle and commercial restrictions aimed at reducing the spread of the disease. Governments imposed quarantines and other restrictions in response to the pandemic. We implemented social distancing and sanitary measures as well as a work-from-home policy for most of our employees during the height of the pandemic. Some of our clinical study sites had to be temporarily closed during the pandemic, and we were forced to revise the protocols and obtain IRB review and approval to continue our SARA INT clinical trial, which has since been completed. Although the COVID-19 pandemic appears to have largely subsided as a result of widespread access to vaccines and other preventative measures, additional variants that are more infectious or deadly may emerge in the future, and any future restrictions implemented in response to COVID-19 or another health pandemic or epidemic, or emergence of other infectious diseases could negatively impact our productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions, among other factors. Although we do not currently anticipate any further impacts to our clinical programs from COVID-19 or any other pandemic or endemic, or the emergence of other infectious diseases, these and similar, and perhaps more severe, disruptions in our operations could negatively impact our business operating results and financial condition in the future.

Quarantines, shutdowns and shelter-in-place and similar government orders related to COVID-19 or other infectious diseases, or the perception that such events, orders or other restrictions on the conduct of business operations could occur, could impact personnel at third-party supplier, manufacturing or packaging facilities in European, China or other countries, or the availability or costs of materials, which could disrupt our supply chain. Although we do not currently anticipate any clinical supply issues or concerns for our planned clinical trials, any future restrictions resulting from the COVID-19 pandemic or other health pandemics or epidemics or emergence of other infectious diseases may disrupt our supply chain in the future and delay or limit our ability to obtain sufficient materials for our drug candidates.

In addition, our current clinical trial and planned clinical trials could be affected by a resurgence of COVID-19 (or emergence of new vaccine resistant strains) or emergence of new pandemics, epidemics or other infectious diseases. For example, site initiation and patient enrollment could be impacted by a resurgence of COVID-19 (or emergence of new vaccine resistant strains), and sites conducting potential patient enrollment may not be able or willing to comply with clinical trial protocols whether due to quarantines impeding patient movement or interrupting healthcare services, or due to potential patient concerns regarding interactions with medical facilities or staff. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or another virus, may be delayed or disrupted, which could adversely impact our clinical trial operations. Furthermore, when the primary endpoint of one of our studies is a site-based assessment, there is a risk that participants will not be able to or want to undergo this required in person assessment for safety reasons, resulting in a delay to our studies and potentially compromising the timing and results of our study. A resurgence of COVID-19 (or emergence of new vaccine resistant strains) or the emergence of a new pandemic, epidemic or other infectious diseases could also lead to increased costs, due to a prolonged study timeframe, resulting in the need to add study staff and the need to utilize additional technological tools, such as remote monitoring, remote source-data verification and remote audits.

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

In addition, the global COVID-19 pandemic has adversely affected, and any future significant outbreak of contagious diseases could similarly adversely affect, the economics and financial markets of many countries, including France and the United States, resulting in an economic downturn that could reduce our ability to access capital, which could negatively affect our liquidity and ability to process our clinical trials and business operations and suppress demand for our future products. Any of these events could have a material adverse effect on our business, financial condition, results of operations or cash flow. In addition, a recession, down-turn or market correction resulting from the COVID-19 pandemic, other pandemic or epidemic, or emergence of other infectious diseases could materially adversely affect the value of our ADSs and ordinary shares.

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

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020. The FDA reported in July 2021 that the agency had largely returned to standard operations for domestic inspections; however, the agency’s foreign inspectional activities, including inspections for drug establishments, were still hampered by the pandemic. The FDA’s delayed inspections caused drug application delays, which meant that the applicants’ schedule for commercializing the drugs were affected negatively. In January 2022, the FDA again put certain inspectional activities on hold because of the spread of the Omicron variant of COVID-19. In February 2022, FDA announced that it would resume its domestic inspectional activities, considering the decline in COVID-19 cases in the United States. In addition, the FDA stated that it will continue with mission-critical foreign inspections, as well as any previously planned foreign surveillance inspctions with country clearance, and which are within the Center for Disease Control and Prevention’s Level 1 or Level 2 COVID-19 travel recommendation. The FDA stated that it expects to resume additional foreign inspectional activities in April. In the future, if global health concerns related to the emergence of new variants or new viruses may prevent the FDA, EMA and other foreign regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, and it could significantly impact the ability of the FDA, EMA or other foreign regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business.

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

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or authorization, or commercialize our drug candidates, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	patient screening, new patient enrollment, monitoring and data collection may be affected or delayed as a result of restrictions imposed by national, federal, state or local governments due to COVID -19, other pandemics or epidemics, or emergence of other infectious diseases;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
●	our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or be unable to source or provide us with sufficient purified extracts for product supply to conduct and complete preclinical studies or clinical trials of our drug candidates in a timely manner, or at all;
●	we or our investigators might have to suspend or terminate clinical trials of our drug candidates for various reasons, including non-compliance with regulatory requirements, inability to comply with applicable study protocol as a result of COVID -19 or other pandemic, epidemic, or other infectious disease, a finding that our drug candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;
●	limitations occurring as a result of public health emergencies, such as COVID-19;
●	the impact, if any on the data from ongoing studies that have been impacted by the initial and subsequent waves of the coronavirus pandemic effect and whether changes to accommodate the pandemic will impact regulatory acceptance of the data or whether it will be sufficient for regulatory review, the effect of which will not be known until we complete ongoing studies, data analysis and submit the data for regulatory review;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the quality of our drug candidates or other materials necessary to conduct preclinical studies or clinical trials of our drug candidates may be insufficient or inadequate;
●	regulators may revise the requirements for approving or authorizing our drug candidates, or such requirements may not be as we anticipate; and
●	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;
●	the size of the patient population required for analysis of the trial’s primary endpoints;
●	the number of eligible patients in the area where clinical investigation sites are located;
●	the proximity of patients to trial sites;
●	the ability of patients to be assessed in study sites, in the event of lock-downs due to the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases;
●	the design of the trial;
●	patient enrollment may be delayed due to quarantines impeding patient movement or patient concerns regarding interaction and monitoring with medical facilities and staff;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved or authorized for the indications we are investigating; and
●	our ability to obtain and maintain patient consents.

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

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates. The combined effects of high vaccination rates with reduction in patient numbers and mutations in the COVID-19 virus that may decrease its virulence and cause less severe disease, may decrease our ability to complete the study and file for approval.A resurgence of COVID-19 (or emergence of new vaccine resistant strains), pandemic, endemic, or emergence of other infectious disease, may limit our ability or the investigators’ ability to find and retain medical staffs that are needed to conduct the clinical studies.The COVID-19 pandemic caused a shortage of labor force, including nurses, clinicians, and other medical staff. This shortage caused medical institutions and other establishments to change their operations to accommodate the shortage, and in many cases, it resulted in increased personnel costs in finding and retaining the staffs that are necessary to conduct the institutions and establishments’ operations. While COVID-19 cases have decreased significantly, due in part to more people being vaccinated, a resurgence of COVID-19 (or emergence of new vaccine resistant strains), or emergence of other pandemic, epidemic, or other infectious diseases, could cause or exacerbate a staffing shortage, our ability to conduct clinical trials may be negatively affected, and we may need to modify, suspend, or stop our clinical trials, or expend greater resource in identifying and retaining the appropriate personnel necessary for the clinical investigations. Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or authorization, limit the commercial profile of an approved or authorized label, or result in significant negative consequences following marketing approval or authorization, if any.

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

We currently do not have the ability to independently conduct preclinical studies that comply with the regulatory requirements known as good laboratory practice (“GLP”) requirements. We also do not currently have the ability to independently conduct any clinical trials. The FDA, EMA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as good clinical practice (“GCP”) requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our drug candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP-compliant preclinical studies and our GCP-compliant clinical studies play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. In addition, third parties may have or adopt their own policies in response to pandemics (such as COVID-19), epidemics, or other infectious diseases that may create delays or service disruptions, including work-from-home policies that lead to reduced workforce productivity. Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

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

For DMD, our current focus on non-ambulatory patients with evidence of respiratory deterioration, puts us in a position to become one of the more advanced companies that develop medications for this population. Santhera Therapeutics, which was developing idebenone for this indication, has recently stopped their Phase 2/3, however their other investigational drug vamorolone is in development and currently awaiting marketing approval from EMA and FDA . For dry AMD, we believe that we will compete with a number of companies that are developing drugs to treat this disease using different technologies (e.g., cellular and gene therapy, integrin regulation, and others), for example, Allegro Ophthalmics, Apellis Pharmaceuticals, Kodiak Sciences, Astellas, Hemera Biosciences, Iveric Bioscience and Roche and Stealth Biotherapeutics.

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

Significant disruptions of information technology systems, breaches of data security or personnal data breaches could materially adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, mishandling, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside and outside our organization.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss or destruction of, or loss of access to, clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval or authorization efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged and we could be subject to regulatory enforcement action undertaken by competent data protection authorities (including financial penalties) and/or claims from private individuals.

In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various national, supranational, federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Clinical Health Act of 2009, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws.

Under the data protection laws in the EU, and notably the General Data Protection Regulation (“GDPR”) No. 2016/679, which entered into force on May 25, 2018 and is applicable personal data that we process in relation to our presence in the EU, the offering of products or services to individuals in the EU or the monitoring of the behavior of individuals in the EU, we have also a legal responsibility to report personal data breaches to the competent supervisory authority. The GDPR includes a broad definition and a short deadline for the notification of personal data breaches, which may be difficult to adhere to in practice and requires that we implement robust internal processes. Under the GDPR, we have to report personal data breaches to the competent supervisory authority within 72 hours of the time we become aware of a breach “unless the personal data breach is unlikely to result in a risk to the right and freedoms of natural persons” (Article 33 of the GDPR). In addition, the GDPR requires that we communicate the breach to the data subject if the breach is “likely to result in a high risk to the rights and freedoms of natural persons” (Article 34 of the GDPR). In order to fulfil these requirements, we have to implement specific internal processes to be followed in case of a personal data breach, which will allow us to (a) contain and recover the breach, (b) assess the risk to the data subjects, (c) notify the competent supervisory authority (if required), and possibly communicate the breach to the data subjects, (d) investigate and respond to the breach. The performance of these processes involve substantial costs in resources and time.

Finally, as a consequence of the decision by the European Court of Justice issued on July 16, 2020 (known as the “Schrems II decision”), which invalidated the privacy shield for data transfers between the EU and the United States, a reassessment of both data transfers to and storage of EU personal data by our U.S. entities or other U.S. companies was required. As a result of assessment, we implemented additional protective measures in order to ensure the compliance of such transfers, all of which require ongoing monitoring. These additional measures may be required by local data protection authorities, especially since health data is considered as sensitive data pursuant to the GDPR and in any case needs additional protection. They may include the implementation of specific internal processes in order to assess the risks of access by U.S. surveillance authorities or agencies to EU health data pursuant to U.S. laws and impede such access requests where possible. These additional measures, including the ongoing montoring of such measures, incurs substantial cost is resources and time.

Moreover, as we may rely on third parties to process as processor the personal data for which we are a controller—for example, in the context of the manufacturing of our drug candidates or for the conduct of clinical trials, we must contractually ensure that such processors implement strict security measures, maintain applicable certifications and are contractually obliged to comply with appropriate obligations including an obligation to report without undue delay any security incident, in order to allow us to fulfill our own regulatory requirements. In addition, as regards the hosting of health data relating to French patients, it may be necessary to use EU certified health data hosting providers, depending on the purposes for which personal health data is stored, and comply with the specific standards implemented by the French data protection authority where applicable, which may also incur cost in resource and time.

We could also be exposed to a risk of loss or litigation and potential liability for any security breach involving personal data for which we are a controller. The costs of above-mentioned processes together with legal penalties, possible compensation for damages and any resulting lawsuits arising from a breach may be extensive and may have a negative impact on reputation and materially adversely affect our business, results of operations and financial condition.

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

In addition, the Leahy-Smith America Invents Act (the “America Invents Act”), which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

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

Eradication or substantial eradication of COVID-19 could reduce or eliminate the demand for our product, Sarconeos (BIO101) in this indication.

We have recently concluded the global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study (COVA) in patients with SARS-CoV-2 pneumonia. A substantial proportion of the population has now been vaccinated or has had COVID-19, which may have provided further immunity and/or lead to a mild clinical course that only very rarely results in hospitalization.

In addition, the spread of new COVID-19 variants do not currently cause as severe respiratory illnesses as the first variant. Together with the imporved knowledge of the disease and better treatment regimen, they are reducing the target population for our product. The demand for our Sarconeos (BIO101) could be significantly reduced.

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

As a French biotechnology company, we have benefited from certain tax advantages, including, for example, the research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €3.3million, €4.1 million and €3.3 million as of December 31, 2020, 2021 and 2022, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Furthermore, if we fail to comply with the Nasdaq continued listing requirements, including their minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

For example, on October 20, 2022, we received written notification from Nasdaq indicationg that, based upon a closing bid price of less than $1.00 per share for our ADSs for the prior 30 consecutive business deay period, we no longer satisfied Nasdaq Listing Rule 5550(a)(2). In addition, on January 4, 2023, we received notice from Nasdaq that we were not in compliance with the Nasdaq requirement to file financial information for the six-month period ended June 30, 2022 on a Form 6-K, which was required to be filed by September 30, 2022. On January 31, 2023, we filed a Form 6-K with the SEC including our interim financial information for the six month period ended June 30, 2022 to regain compliance with this Nasdaq requirement.

On March 17, 2023, we announced our plans to change the ratio of iour ADSs to Biophytis ordinary shares from one ADS representing 10 ordinary shares to one ADS representing 100 ordinary shares. The ADS ratio change became effective on March 30, 2023. On April 14, 2023, we received of a formal notification from the Nasdaq that we have regained compliance with the minimum bid price requirement. The Nasdaq staff made this determination of compliance after the closing bid price of the ADSs was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, Nasdaq considers the prior bid price deficiency matter now closed.

We cannot guarantee that we will continue to comply with the minimum bid price requirement or Nasdaq’s other continued listing requirements. If we fail to satisfy Nasdaq’s conditions for continued listing, our ADSs could be delisted. Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our ADSs. If a delisting of our ADSs were to occur, such securities may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our ADSs as well as significantly impact the price and liquidity of our ADSs. Any such delisting may also severely complicate trading of our ADSs by our shareholders or prevent them from re-selling their ADSs at/or above the price they paid.

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

Prior to our U.S. initial public offering, there was no public market for the ADSs. We cannot predict the extent to which an active trading market for the ADSs will develop or be sustained, or how the development of such a market might affect the market price for the ADSs. Investors may not be able to sell their ADSs at or above the price they paid for them. In addition, investors may not be able to successfully withdraw the underlying ordinary shares of the ADSs for the reasons discussed under the risk factor titled “You may not be able to exercise your right to vote the underlying ordinary shares of the ADSs” described below. In connection with any withdrawal of any of our ordinary shares represented by ADSs, the ADSs will be surrendered to the depositary. Unless additional ADSs are issued, the effect of such transactions will be to reduce the number of outstanding ADSs and, if a significant number of transactions are effected, to reduce the liquidity of the ADSs.

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

As of February 28, 2023, we had 298,475,375 ordinary shares outstanding. In addition, as of that date we had outstanding warrants to acquire up to 6,322,682 ordinary shares and 1,591,334 free ordinary shares of which 1,095,554 were granted to our two founders on April 25, 2022 and will be delivered to them on April 25, 2023 after a one-year vesting period. The issuance of ordinary shares upon the exercise of warrants and convertible debt instruments would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our ordinary shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares.

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

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (“Securities Act”), or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings in France and the United States, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to do follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of Nasdaq.

As a foreign private issuer listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, differ significantly from Nasdaq corporate governance standards. For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find the ADSs less attractive because we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the closing date of our U.S. initial public offering (i.e., December 31, 2026); (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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

Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs, which may be volatile, from time to time. Based on the composition of our gross income, assets, activities, and market capitalization in 2022, and on reasonable assumptions, we believe that we were not a PFIC for our taxable year ending December 31, 2022. However, there can be no assurance that we were not a PFIC for our taxable year ending December 31, 2022, or that the IRS will agree with any position we take regarding our PFIC status for such taxable year. There also can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2023 or for any future taxable year, because our PFIC status is a factual determination made annually after the end of each taxable year. Our U.S. counsel expresses no opinion and prospective investors should consult their own tax advisors regarding our PFIC status.

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

We identified material weaknesses in our internal control over financial reporting as of December 31, 2020 and 2021 related to our internal control over the application of IFRS 9, “Financial Instruments”, and IFRS 13, “Fair Value Measurement”, and their related interpretations and rules with respect to the accounting treatment of our convertible and non-convertible notes and the valuation of our loan agreement and bonds agreement signed with Kreos on November 19, 2021. We are implementing control procedures to mitigate this risk, but if we are still unable to establish and maintain an effective system of internal control over financial reporting in this matter, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

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

We were incorporated as a société anonyme (“SA”), on September 27, 2006. We are registered at the Paris Registre du Commerce et des Sociétés under the number 492 002 225. Our principal executive offices are located at Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France and our telephone number is +33 1 44 27 23 00. Our website address is www.biophytis.com. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this annual report.

Our actual capital expenditures for the years ended December 31, 2020, 2021 and 2022 amounted to €484 thousand, €844 thousand and €412 thousand, respectively. These capital expenditures primarily consisted of patents rights acquired from our CEO (€450 thousand in 2020, €270 thousand in 2021, €90 thousand in 2022) and rights of use for the two scientific equipments (€271 thousand in 2022) recorded in accordance with IFRS 16 Leases. To date, we have expensed all research and development costs as incurred, as we do not currently meet the conditions to capitalize expenditures on drug development activities, as provided in IAS 38 Intangible Assets. Our research and development costs for the years ended December 31, 2020, 2021 and 2022 amounted to €9,921 thousand, €19,665 thousand and €16,059 thousand, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our drug candidates such as personnel-related costs, expenses incurred under our agreements with CROs, clinical sites, contract laboratories and costs of acquiring preclinical study and clinical trial materials. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance the clinical development of Sarconeos (BIO101) and Macuneos (BIO201), in the United States, Europe and elsewhere. We anticipate our capital expenditures and research and development costs in 2023 to be financed from our existing cash and cash equivalents, from the funding line of convertible notes set up with ATLAS. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

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

Overview

We are a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Our goal is to become a leader in the emerging field of aging science by delivering life-changing therapies to the growing number of patients in need. To accomplish this goal, we have assembled an experienced and skilled group of industry professionals, scientists, clinicians and key opinion leaders from leading industry and academic institutions around the world.

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

COVID-19 was recognized as a worldwide pandemic by WHO in March 2020. There have been many clinical studies run to develop medical responses to COVID-19, the majority of which have failed to demonstrate any benefit for the patients. In the United States, a few anti-viral agents, including Paxlovid (nirmatrelvir and ritonavir and molnupiravir), monoclonal antibodies, including Evusheld (tixagevimab co-packaged with cilgavimab and administered together)), and anti-inflammatory / immune-suppressing drugs, including anakinra (Kineret), have already received emergency use authorizations for specific indications and patient groups. Veklury (remdesivir), baricitinib (Olumiant) and tocilizumab (Actemra) have been approved by the FDA. Moreover, a number of vaccines have been authorized around the globe. In the EU, Veklury (remdesivir), RoActemra (tocilizumab), Kineret (anakinra), Paxlovid (PF-07321332 and ritonavir), Lagevrio (molnupiravir), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab), Xevudy (sotrovimab), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab and Evusheld (tixagevimab, cilgavimab) have been approved. Age, co-morbidities, heavy smoking, male gender and several ethnic backgrounds are associated with worse outcomes for COVID-19. Our therapeutic approach is aimed at targeting and activating key biological resilience pathways that can protect against and counteract the effects of the multiple biological and environmental stresses, including inflammatory, oxidative, metabolic and viral stresses that lead to age-related diseases.

Our lead drug candidate, Sarconeos (BIO101), is a plant-derived pharmaceutical-grade purified 20-hydroxyecdysone that is an orally administered small molecule.

The initial indication we were seeking approval for is sarcopenia, an age-related degeneration of skeletal muscle, which is characterized by a loss of muscle mass, strength and function in elderly people (adults 65 years of age and older) leading to reduced mobility, or mobility disability, and increased risk of adverse health events and hospitalization, and potential death resulting from falls, fractures, and physical disability. There is currently no approved medication for sarcopenia, which is present in the elderly (greater than 65 years old) with an estimated prevalence range between six to 22% worldwide.

Sarconeos (BIO101) has also been developed to treat patients with severe respiratory manifestations of COVID-19. We have conducted the COVA study, a global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study, in patients with SARS-CoV-2 pneumonia. Final results of this study were released on February 2, 2023. The study met its pre-defined primary endpoint demonstrating a statistically significant difference between Sarconeos (BIO101) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.043, Cochran-Mantel-Haenszel test). Moreover, the analysis of time to respiratory failure or early death showed significant differences over 28 days in the Kaplan Meier curves for Sarconeos (BIO101) versus placebo (p=0.022). The pre-specified analysis of time to death over the complete follow-up period over 90 days showed that mortality rate with Sarconeos (BIO101) was reduced compared to placebo in the ITT population (p=0.083) and in the PP population (p=0.038).

Most people infected with the COVID-19 virus and its variants experience mild to moderate respiratory illness and recover without requiring special treatment. Older people, and those with underlying medical problems like cardiovascular disease, diabetes, chronic respiratory disease and cancer are more likely to develop serious illness and to be at risk of respiratory failure. Based on the positive data of COVA Phase 2-3 study, we have initiated the Early Access Program (EAP) regulatory path in France in March 2023. We intend to renew the expanded access program to treat hospitalized patients with severe COVID-19 symptoms that are mechanically ventilated with Sarconeos (BIO101) in Brazil as we did initially receive approval for such a program in January 2022. We also continue to prepare conditional marketing authorization applications in Europe and in the United States.

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

Our Strategy

We are focused on the development of therapeutics that improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Our goal is to build Biophytis into a leading biotechnology company focused on targeting biological resilience pathways that slow the degenerative processes associated with age-related disease progression in order to improve the lives of millions of patients that have limited or no treatment options. We currently plan to develop our drug candidates and then seek licensing and/or partnership opportunities for further clinical development through regulatory approval and commercialization. To achieve our goal, we are pursuing the following strategies:

●	Obtain EAPs in France, Brazil and other selected countries as well as EUA (US) and conditional approval (EU) of Sarconeos (BIO101) for COVID-19 patients at risk of respiratory failure. We finalized recruitment of the Phase 2/3 COVA study in hospitalized COVID-19 patients with severe respiratory manifestations in April 2022 and reported final analysis in February 2023. The study met its pre-defined primary endpoint demonstrating a statistically significant difference between Sarconeos (BIO101) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.043, Cochran-Mantel-Haenszel test). Based on these results, we initiated the EAP review process in France in March 2023. We also plan to apply for EAPs in Brazil and other selected countries as well as EUA in the United States and conditional approval in the EU.
●	Demonstrate efficacy of Sarconeos (BIO101) in sarcopenia. Our resources and business efforts have been significantly focused on advancing the clinical development of Sarconeos (BIO101) from the treatment of neuromuscular disorders, with an initial focus on sarcopenia. The topline data for our SARA-INT Phase 2b clinical trial was published in October 2021. Due to the effect of the pandemic on the patient population, only 45 percent of the study subjects were able to complete the study with end-of-treatment efficacy assessments and the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met. We have extensively interacted with the regulatory authorities in Europe (EMA) and the United States (FDA) throughout 2022 to define the design of a Phase 3 clinical trial in this indication while in parallel holding discussions with potential partners to be part of this development process.
●	Initiate clinical development of Sarconeos (BIO101) in DMD. Our efforts are also focused on leveraging our knowledge and the development of Sarconeos (BIO101) in sarcopenia and COVID-19 to commence and advance the clinical development of Sarconeos (BIO101) for the treatment of non-ambulatory DMD patients with signs of respiratory deterioration, independent of genetic mutation and across the disease spectrum. We have already received an IND “may proceed” letter from the FDA in the United States and a CTA approval from FAMHP in Belgium. In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population and primary endpoint. We have incorporated the agency’s recommendations and have revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration and changed the primary endpoint to respiratory function. The new protocol and study design are expected to be filed with the relevant authorities in the first half of 2023. We have delayed this study in order to focus on completing the COVA study. We hope to initiate this study in 2023.
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

In addition, MAS activation could potentially counter the deleterious effects of the SARS-CoV -2 infection. Data from models of ALI suggest a further protective role of Sarconeos (BIO101) on the pulmonary tissue. In light of this, we began investigating Sarconeos (BIO101) in the COVA study in patients with severe respiratory manifestations of COVID-19 as an initial potential indication for Sarconeos (BIO101). The enrollment for this study ended April 7, 2022, earlier than planned, due to the inability to recruit sufficient patients in a suitable timeframe as a result of the evolution of the pandemic. It is now less common for patients with COVID-19 disease to be admitted to hospitals for respiratory failure, due to the combined effect of high vaccination rates, high numbers of patients becoming immune through prior infection and the milder symptoms associated with the predominant Omicron variant.

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

Beneficial effect on mobility in mice. We administered Sarconeos (BIO101) at 50 mg/kg/day or a placebo to “old” mice (22 months old at the beginning of the study) that were fed a high-fat diet over 14 weeks. The mice were exercised on a treadmill and maximum running velocity (Vmax) was recorded after 14 weeks of treatment. Untreated “adult” mice (12 months old at the beginning of the study) were also fed a high-fat diet and exercised similarly to determine a positive control velocity. As shown in the graph below, “old” control mice had a Vmax that was approximately 21% less than “adult” control mice (p<0.001) demonstrating the effects of aging. Further, results showed that “old” mice treated with Sarconeos (BIO101) demonstrated a significant improvement in Vmax as compared to “old” control mice (p<0.01), compensating almost completely for the loss of mobility due to aging. These results were presented in December 2016 at the Society on sarcopenia, Cachexia and Wasting Disorders, or (“SCWD”), conference in Berlin, Germany.

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

A tabular summary of safety data is presented below:

Adverse Events, Serious Adverse Events and Treatment Emergent Adverse Events in the Placebo, 175 mg bid and 350 mg bid groups in the SARA-INT study

Regulatory consultation with FDA and EMA

Upon review of the results, FDA reclassified the scheduled end-of-phase Type B meeting to a Type C meeting. During the meeting, which was held on January 24, 2022, FDA discussed concerns that entering into Phase 3 would be premature, questioning the dose and the sarcopenia condition. We also discussed strategies to further define the proposed population and to refine the proposed indication, and development of other information and data that will assist us in preparing the chemistry, manufacturing, and control information to be submitted to FDA, as well as the regulatory non-clinical plan. Using recent evidence from literature and following discussion with Key External Experts in the sarcopenia indication, we designed a new phase 3 program using Major Mobility Disability (MMD) as the primary endpoint, considered as the earliest occurring of the cascade of hard health-related outcomes of falls, hospitalization, institutionalization and death. MMD is defined as the inability to walk 400 meters within 15 minutes without sitting, help from another person or use of a walker. Individuals who require more than 15 minutes to complete the walk have an extremely slow pace (<0.45 m/sec), which would make their walking capacity of little utility in daily life. This was also the primary endpoint of the two largest recent trials in the field, the SPRINTT and LIFE studies. The primary objective of the Phase 3 trial will be to evaluate the efficacy of BIO101 350mg bid on the hazard of MMD versus placebo. Sarcopenic community-dwelling participants, as defined as having a SPPB score comprised between 3 and 7, a gait speed > 0.8 m/s and an hand grip strength in the dominant hand of > 35.5 kg and >20kg in male and female, will be treated and followed for a minimum of 12 month and up to 36 months. We arranged a scientific advice with EMA and an additional type C meeting with the FDA to discuss the updated design and the planned patient-related outcomes. Overall, EMA agreed with the main parameters of the design of the Phase 3 design: targeted population, primary endpoint, secondary endpoints, dosing duration, whereas the FDA recommended to have a self-reported questionnaire as a co-primary endpoint whilst requiring more pieces of validation on the only available questionnaire specifically developed for the assessment of Quality of Life in sarcopenia. The two competent Authorities commented that the choice of the dose for the Phase 3 program was at our own risk. We plan to submit the Phase 3 protocol to the FDA and in Belgium under the European regulation in 2023.

Design	Endpoints	Patient Population

Global, double-blind, randomized, placebo-controlled trial

Assessment of efficacy and safety of BIO101 350 mg bid administered orally over at least 52 weeks (up to 156 weeks), as compared to placebo

932 randomized patients planned

Primary endpoint: Time to the first occurrence of Major Mobility Disability (MMD) assessed by the inability to complete the 400-meter walk test within 15 minutes, without sitting, help from another person or use of a walker

Secondary endpoints: Handgrip muscle strength, Quality of Life (PRO SarQoL), 4-meter Gait speed from SPPB

Sarcopenic population

Age: 65 years old or over living in the community

Low mobility measured by Short Performance Physical Battery 3≤(SPPB) ≤7 out of 12

4-meter gait speed ≤ 0.8 m/s

Hand grip Strength in the dominant hand <35.5 kg for males, <20 kg for females

Reporting a loss of motor function over the last year

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

Sarconeos (BIO101) for treatment of severe respiratory manifestation of COVID-19

COVID-19 was recognized as a worldwide pandemic by the WHO in March 2020. As of March 1, 2023, approximately 675 million people have been identified as having been infected with the SARS-CoV-2 virus, and more than 6.9 million have died because of COVID-19, as compared to 435 million people infected and 5.9 million deaths as of March 1, 2022. COVID-19 is caused by the SARS-CoV-2 virus. In its severe form, COVID-19 is associated with a plethora of complications, including:

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

Our hypothesis has been that by activation of the MAS-receptor, Sarconeos (BIO101) could mitigate some of the downstream effects of the interaction between SARS-CoV-2 and ACE2. Indeed, studies that were conducted in a model of ALI have shown that 20-hydroxyecdysone can mitigate inflammation and reduce the levels of inflammatory markers. We have performed additional studies in animal models of COVID-19, in parallel with the COVA clinical program with the University of Liège in Belgium and other research institutions.

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

The COVA Study

The COVA study was a global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study, with a targeted recruitment of a total of 310 hospitalized patients in both parts. The final number of patients was recommended by the DMC based on the blinded second interim analyses and to protect the scientific integrity of the study. We decided to stop enrollment in April 2022 after only 237 patients meeting the study criteria have been enrolled in the trial in France, the United States, Belgium and Brazil, in approximately 35 clinical centers. Progression of the pandemic impacted our ability to enroll the targeted 310 patients in a reasonable timeframe and cost.

The objective of the study was to investigate the efficacy and safety of Sarconeos (BIO101), 350 mg BID in hospitalized COVID-19 patients with hypoxemia, at risk of respiratory failure requiring high flow oxygen or mechanical ventilation, and death. The proportion of patients and time to respiratory failure or early death were studied at 28 days in the primary analysis, corresponding to the maximum treatment period, with follow-up of mortality and safety for at least 90 days. Final results of the study were released on February 2, 2023.

The 233 treated patients (Intent To Treat, ITT population) were 63 years old on average, 64% of the patients were male, recruited in 37 centers in Europe, the United States and Brazil between April 2020 and March 2022, infected with the main SARS-Cov-2 variants. The analysis of the study demographics show that the two groups (treated and placebo) have very comparable characteristics with two caveats: The use of immuno-suppressors is higher in the placebo group and the number of men is lower in the placebo group; both of these data are in favor of the placebo group as compared to the treatment arm.

The study met its pre-defined primary endpoint demonstrating a statistically significant difference between Sarconeos (BIO101) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.0426, Cochran-Mantel-Haenszel test).

Moreover, the analysis of time to respiratory failure or early death had shown significant differences over 28 days in the Kaplan Meier curves for Sarconeos (BIO101) versus placebo (p=0.022). The pre-specified analysis of time to death over the complete follow-up period over 90 days showed that mortality rate with Sarconeos (BIO101) was reduced compared to placebo in the ITT population (p=0.083) and in the PP population (p=0.038). Post hoc Kaplan-Meier analysis released on November 3, 2022 confirmed the effect of Sarconeos (BIO101) on the primary endpoint and on mortality at day 90.

In addition, Sarconeos (BIO101) showed a very good safety profile. The results showed a lower proportion of patients with TEAEs in the Sarconeos (BIO101) group (57%) than in the placebo group (64.4%), in particular a lower frequency of serious TEAEs (25% vs 30.8%) and serious respiratory TEAEs (18.8% vs 26.0%). Frequency of orthostatic hypotension was similar between both groups (7.0% vs 7.7%).

Market opportunity

We believe there is a market opportunity for Sarconeos (BIO101) for the treatment of respiratory failure associated with COVID-19, subject to successful clinical trials and the FDA’s approval or authorization of Sarconeos (BIO101) for such indication. The COVID-19 pandemic continues to be a public health issue, in hundreds of countries. As of March 1, 2023, approximately 675 million people have been identified as having been infected with the SARS-CoV-2 virus, and more than 6.9 million have died because of COVID-19.

To our knowledge, although there have been multiple initiatives to develop treatments, treatment regimen has only slightly evolved over the last 18 months. This is summarized in the below scheme:

Finally, no treatment specifically targeting the stimulation of respiratory function in hospitalized COVID-19 patients has been approved or recommended for use in United States or in Europe.

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

In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population, the primary endpoint and the overall design with the removal of the Part 3. We have incorporated the FDA’s recommendations and deeply revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration, changed the primary endpoint to respiratory function and now propose a seamless Phase 1/2 design. We propose a Bayesian approach for the analysis of efficacy at the end of the Part 2 (final analysis). This will allow us to have a Proof of Concept on the efficacy of BIO101 in treatment of the respiratory deterioration of non-ambulant DMD patients, with a limited number of participants (48 randomized participants planned). Based on the results, we will seek for a conditional approval or fine-tune the design of a Phase 3 trial. The new design, including the statistical approach, will be discussed with Competent Authorities in H1 (Type C meeting with the FDA and Scientific Advice with the EMA). We expect the revised protocol will be submitted to FDA and other regulatory agencies before the end of the summer of 2023.

All the study participants will be treated for 48 weeks, followed by an open-label extension. Participants who are recruited during Part 1, to the lower dose cohorts, will be moved to a higher dose, once it is cleared to be used. An independent data safety monitoring committee (IDMC) will oversee the study, will review the safety and pharmacokinetics data and allow moving from one dose cohort to the next and will conduct an IA to assess safety and futility.

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

There are three targeted therapies (i.e., therapies targeting a specific dystrophin mutation by exon skipping or with stop codons) available on the market (two in the United States and one in Europe). As these therapies each target a specific gene mutation, they can only address the approximately 20% of the overall DMD patient population with those genetic mutations. In addition, there are only a few treatments that are in clinical development that target treatment of non- ambulatory children. There are very few early-stage programs that target treatment of non-ambulatory patients with signs of respiratory deterioration.

In addition to these targeted therapies, gene therapies that are under development aim to introduce a gene coding for a truncated dystrophin protein that could limit immune reactions. These therapies typically suffer from low transfection rates resulting in low levels of dystrophin expression and potential severe immune reactions. This leaves room for combinations of genetic treatments with other disease modifying agents, regardless of the mutation potentially including BIO101. Additional approaches in development include: immune modulators, anti-fibrotic agents and agents that enhance muscle mass and function.

We believe that Sarconeos (BIO101) directly targets muscle tissue and cells, may increase key muscle cell functions that are impaired independent of the genetic mutation that causes the disease, and has the potential to be used complementarily with corticosteroids, current targeted therapies and other gene therapies under development. We also believe that because Sarconeos (BIO101) targets various impaired muscle tissues and cells relevant to muscle strength, mobility and respiratory function, it may have the potential to be used in all stages of DMD progression, including both ambulatory and non-ambulatory patients. Due to the high unmet need, specifically in the population of non-ambulatory patients with signs of respiratory deterioration, we decided to focus on this sub-population, at this stage.

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

Clinical Development Plans

We are currently conducting chronic and acute rodent and non-rodent toxicology studies that we believe will be sufficient to support our IND and clinical trial applications for our MACA clinical development program. We plan to commence a Phase 1 clinical trial (MACA-PK) with BIO201 in single and multiple ascending doses in healthy volunteers to assess the safety, PK and PD, drug and food interaction of Macuneos (BIO201) in 2024, subject to regulatory review and approval, any COVID-19-related delays and the impact of the pandemic on our operational capabilities.

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

The main competitors for each target indication of our drug candidates include:

●	Sarcopenia: We are not currently aware of any approved medications for sarcopenia. Pharmaceutical development of myostatin inhibitors and SARM have been halted, due to lack of evidence of benefit in multiple Phase 2 studies. Therapy development focuses mostly on exercise (including devices that can improve physical function), food supplements and dietary measures. Early stage development of cell therapy and agents that aim to improve muscle function has also started.
●	COVID-19: There are many ongoing clinical studies to develop medical responses to COVID-19. To date, Veklury (remdesivir) is the only product that has been approved by FDA for the treatment of COVID-19 requiring hospitalization, for adults and pediatric patients 12 years or older. Therapeutic products authorized by FDA under an EUA are the following: Olumiant (baracitinib), REGEN-COV (casirivimab and imdevimab), bamlanivimab and etesevimab, sotrovimab, Actemra (tocilizumab), Evusheld (tixagevimab co-packaged with cilgavimab), Paxlovid (nirmatrelvir and ritonavir), molnupiravir, and bebtelovimab. Because the anti-SARS-CoV-2 mAbs bamlanivimab-etesevimab and casirivimab-imdevimab combinations have markedly reduced activities against the Omicron variant, and because real-time testing to identify rare, non-Omicron variants is not routinely available, FDA revised the authorization for these anti-SARS-CoV-2 mAbs to limit their use to only when the patient is likely to have been infected with or exposed to a variant that is susceptible to these treatments. In the EU, EMA has granted a marketing approval to the following drugs for the treatment of COVID-19: Kineret (anakinra), Regkirona (regdanvimab), RoActemra (tocilizumab), Ronapreve (casirivimab / imdevimab), and Xevudy (sotrovimab). The following drugs have received a conditonal marketing approval: Paxlovid (PF-07321332 / ritonavir) andVeklury (remdesivir). Marketing Authorisation applications have been submitted for Olumiant (baricitinib), Evusheld (tixagevimab / cilgavimab) and Lagevrio (molnupiravir).
●	Duchenne Muscular Dystrophy: Corticosteroids are the standard drug therapy for DMD patients in many countries throughout the world, this includes Emflaza (deflazacort, by PTC therapeutics), which was approved by the FDA in 2017, however their benefit for non-ambulatory patients with evidence of respiratory deterioration is limited. To our knowledge, three targeted therapies have been approved to date, which all are treatments that target the genetic mutation: Exondys51 (eteplirsen, by Sarepta), Vyondys53 (golodirsen, by Sarepta) and Amondys 45 (casimersen, by Sarepta) in the United States, and Translarna (ataluren, by PTC therapeutics) in Europe. While many new therapies are in development, most focus on ambulatory children. Only very few candidates, and in early stages, are being developed to treat patients who are non-ambulatory and with signs of respiratory deterioration.
●	Dry Age-Related Macular Degeneration: Based on our review of research in this area, currently there are no approved therapeutic treatments for dry AMD. We believe that a number of other companies are developing drugs that may treat or alter the progression of the disease. Such competitors include, but are not limited to Allegro Ophthalmics, Apellis Pharmaceuticals, Astellas, Hemera Biosciences, Ionis Pharmaceuticals, Ophthotech Corporation, Roche and Stealth Biotherapeutics.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for both preclinical studies and all phases of clinical trials, as well as for commercial production should any of our drug candidates receive marketing approval for commercialization. We obtain key raw materials for Sarconeos (BIO101) and Macuneos (BIO201) from third-party suppliers. We are developing at the pilot and industrial scales the manufacturing processes and transfer them through agreements to third party European and American Clinical Development Manufacturing Organizations (“CDMOs”). Non GMP and GMP batches are produced in compliance with regulations for preclinical and clinical studies, including in view of the relevant guidelines adopted by the EMA, FDA, ANVISA and other regulatory authorities regarding the COVID-19 context. These batches allowed us to conduct all of our clinical programs. We plan to sign and signed agreements with the same and/or alternative manufacturers for industrial scale-up to submit the regulatory applications for approval and market access, subject to the global COVID-19 pandemic conditions and the impact of the current pandemic on operational capabilities. The manufacturing capacities allowed us to complete the SARA-INT clinical trial in sarcopenia and to conclude COVA phase 2/3 clinical study with Sarconeos (BIO101) in COVID-19, as well as conduct the first two parts of the planned MYODA clinical trial in DMD.

Sarconeos (BIO101)

BIO101, the API of Sarconeos, is a pharmaceutical grade small molecule, 20-hydroxyecdysone (>97% purity of the active molecule). We have produced the API for preclinical and clinical development by purifying the active molecule from Cyanotis sp or Stemmacantha sp, plants cultivated in China and used for medicinal purposes in Traditional Chinese Medicine. We currently rely on one supplier for the quantities of starting material for all our studies. We have not entered into a long-term supply agreement with this supplier for commercial scale up. However, we currently have a supply agreement allowing enough quantities for our ongoing clinical programs, for the manufacturing of validation and registration batches and to treat tens of thousands of severe COVID-19 patients around the world . BIO101 is purified for pharmaceutical use (>97% purity of the active molecule) using proprietary and patented processes, in compliance with GMP for pharmaceuticals, by Patheon/ThermoFisher Scientific our manufacturing partner located in Germany and Austria. We have not entered into a long-term supply agreement with Patheon/ThermoFisher. We have, by agreement, initiated the scaling-up of the manufacturing process for validation and registration batches. We believe that the supply chain we have developed over the last five years has been sufficiently scaled up, and we have already secured sufficient quantities to conduct the planned clinical trials and early commercial phase

We believe we can secure sufficient quantities for regulatory approval and marketing authorization for Sarconeos BIO101 in COVID-19, using our current supply chain, through scaling up production at the ThermoFisher’s sites of Linz (Austria) and Bourgoin (France) to industrial level capacity and GMP standards, subject to the impact of the current pandemic on operational capabilities. Depending on positive results of the clinical program, we will have to address significant upscaling of sourcing and manufacturing to support any commercial launch.

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

Current Intellectual Property Portfolio

Our patent portfolio covers 16 patent families, which include a total of 49 co-owned issued patents and a total of 48 co-owned patent applications. We have recently filed other patent applications that are currently under examination.

The issued patents in our portfolio consist of nine European patents, five U.S. patents, and 20 patents in other jurisdictions, including Australia, Brazil, China, Japan, South Korea and Russia.

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

Our drug candidates rely upon one or more patent rights protecting various technologies, including rights related to:

●	the use of phytoecdysones in the preparation of a composition to act on metabolic syndrome (Patent family No. S1 “metabolic syndrome”);
●	the use of phytoecdysones in stabilizing weight in overweight or obese subjects after dieting (Patent family No. S2 “weight stabilization”);
●	the use of phytoecdysones to improve muscular quality in obese and/or sarcopenic mammals (Patent family No. S3 “muscular quality”);
●	a process whereby new chemical entities are used in the preparation of medicines (Patent family No. S4 “phytoecdysone analogue”);
●	a process for extracting purified 20-hydroxyecdysone and the therapeutic use of these extracts to improve muscle function or treat cardiovascular disease (Patent family No. S5 “20-hydroxyecdysone; extracts”);
●	the use of 20-hydroxyecdysone components and their derivatives to treat myopathies and other muscular dystrophies (Patent family No. S6 “20-hydroxyecdysone”);
●	the use of phytoecdysones to prevent loss of muscular strength after immobilization (Patent family No. S7 “Loss of muscle strength”);
●	the use of phytoecdysones in a treatment of neuromuscular disease (Patent family No. S8 “Phytoecdysones in neuromuscular diseases”);
●	the use of phytoecdysones in a treatment of impaired respiratory function (Patent family No. S9 “Phytoecdysones in respiratory diseases);
●	the use of phytoecdysones and their derivatives for use in the treatment of impaired respiratory function during a viral infection (Patent family No.10 “Phytoecdysones in COVID-19 respiratory disease”);
●	the use of phytoecdysones and their derivatives for use in the treatment of inflammatory respiratory diseases (such asthma);
●	the use of a composition of bixin and norbixin to protect the skin against sun damage (Patent family No. MI “Photo-protection”);
●	the use of bixin and norbixin compounds to protect the eye against AMD (Patent family No. MII “AMD”);
●	the use of a composition using norbixin in the treatment of AMD (Patent family No. MIII “Composition for protecting retinal epithelial cells”);
●	the use of compounds from the family of flavonoids and anthocyanidins for the treatment, prevention and/or stabilization of AMD and/or Stargardt’s disease, pigmentary retinopathy and/or diabetic retinopathy (Patent family MIV “Use of 3-deoxyanthocyanidins for the treatment of eye diseases”); and

●	The use of compounds targeting the eye and use thereof for treating ocular diseases (Patent family MV “Use of compounds targeting the eye for the treatment of ocular diseases”).

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

In China, Patent No. ZL201280066803.6 from Patent family S3 was subject to a motion for invalidation brought by a third party based on several arguments, including the insufficient description of the animal model used in the patent, the novelty of the patent, the extension beyond the application as filed and the inventive step. Under Chinese patent law, the invalidity of a patent may be sought by any person or entity after the grant of the patent. The patent was invalidated in China following oral proceedings before the Court of Revision of the Chinese Patent Office. The arguments in favor of the invalidation by the Court of Revision of the Chinese Patent Office were not considered as relevant objections in the context of the European examination procedure leading to the grant of a European patent on May 8, 2019 (Patent No EP2790706). However, an opposition procedure to the European patent has been started, supposedly by the same opponent as in China (the latter remaining anonymous), and is currently in progress. The corresponding oral proceedings before the European Opposition Division took place and was won in November in 2021. The patent has thus been granted in Europe.

If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2027 to 2042. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

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

●	Phase 1. The drug is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
●	Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and determine optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.
●	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data at the recommended dose to evaluate safety , to demonstrate clinical effectiveness, to establish the overall benefit-risk relationship of the investigational product and to provide an adequate basis for product approval.
●	Phase 4. In some cases, the sponsor performs clinical trials in the same condition as the approved product information (same recommended dose, same population, same indication). Such post-approval studies are typically referred to as Phase 4 clinical studies.
●	Post marketing clinical studies: in some cases, the FDA may condition approval of an NDA for a drug candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may commit to conducting or voluntarily conduct additional clinical studies after approval to gain more information about the drug.

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

The FDA’s Decision on an NDA

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study(ies), and/or other significant, expensive and time-consuming requirements related to clinical studies, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a REMS to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications or a commitment to conduct one or more post- market studies or clinical studies. Such post-market testing may include post marketing clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. The FDA may have the authority to withdraw its approval if post-market testing fails to verify the approved drug’s clinical benefit, if the applicant does not perform the required testing with due diligence, or if the any other evidence demonstrates the approved drug is not safe or effective, among other reasons. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

With the declaration of COVID-19 as a worldwide pandemic and public health emergency, several programs have been utilized, to expedite review of medications. These include:

●	EUA: Authority allows the FDA to help strengthen the nation’s public health protections against chemical, biological, radiological and nuclear threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under section 564 of the Federal Food, Drug and Cosmetic Act, or FD&C Act, the FDA Commissioner may allow unapproved medical products, or unapproved uses of approved medical products, to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives. The EUA allows temporary use of the medical product, based on efficacy data, which is usually not sufficient on its own for approval. For example, A few anti-viral agents (including Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies REGEN-COV (Casirivimab and Imdevimab), Bebtelovimab, (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have received emergency use authorizations for certain patient populations and indications. An EUA may be revoked at the conclusion of a public health emergency, and there may be certain limitations to its uses, such as label statements specifying that the product only has an EUA, and that it has not received the FDA’s clearance or approval.
●	In Europe, the EMA has put in place a COVID-19 task force, to provide rapid scientific advice and review interim data, on a rolling basis, as a part of a (conditional) marketing authorization or for an extension of indication in case of authorized medicines.

●	In the United Kingdom, the MHRA has put in place a process for a temporary authorization for the supply of an unlicensed medicinal product for use in response to certain specific types of public health threat—under regulation 174.

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

Clinical trials are currently governed by EU Clinical Trials Regulation No 536/2014/EC adopted on 16 April 2014 and repealing Directive 2001/20/EC that set out common rules for the control and authorization of clinical trials in the European Union, as well as by the Good Clinical Practice (GCP) Directive 2005/28/EC and the ICH guidelines on GCP

.. The Clinical Trials Regulation applies as from January 31, 2022. Clinical trials authorized under the Clinical Trials Directive 2001/20/EC can continue to be conducted under the Clinical Trials Directive 2001/20/EC until January 31, 2025. An application to transition ongoing trials from the Clinical Trials Directive 2001/20/EC to the Clinical Trials Regulation will need to be submitted and authorized before the end of the transitional period on January 31, 2025.

Before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one national Ethics Committee, or ECs. All suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred. The Regulation also imposes Drug Safety Update Report (DSUR) to be submitted annually to both the Competent authorities and EC and public transparency rules.

European Union Drug Review and Approval

In the EEA (which is comprised of the 27 (after the Brexit) Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. MAs may be granted either centrally (Community MA) or nationally (National MA).

The Community MA is issued centrally by the European Commission after the CHMP of the EMA issued a positive opinion based on a MA dossier has been evaluated through the Centralized Procedure, The Community MA is valid throughout the entire territory of the EU and will be recognized in the other EEA Member States Norway, Iceland and Liechtenstein which issue their own national MA. The Centralized Procedure is mandatory for certain types of products such as orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of neurodegenerative disorders, of cancers or diabetes. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European UnionThe European Commission may also grant a “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medical products), if:

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

All new application must include a risk management plan, or RMP, to submit to the EMA, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

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

Early Access Program

The Early Access Program (EAP) is governed by the French Public Health Law art. L5121-12 in France. This an exceptional, temporary regulatory disposition which allows to make unapproved drugs or unapproved use of approved drugs available to the patients waiting for the granting of its MA. This regulatory disposition is considered when the following criteria are met:

-	the disease is rare or serious
-	there is an unmet need
-	the treatment could not be deferred
-	the drug is presumed to be an innovative drug

The authorization of an EAP in France is granted by the HAS (Haute Autorité de Santé) taking into account the opinion of the French competent authorities (ANSM) in charge of evaluating the benefit/risk ratio of the concerned drug in the seek EAP indication. The company who is seeking for an EAP should submit a dossier containing quality, non-clinical and clinical data, a commitment to apply for a MA within 2 years of the EAP authorization and a protocol for the collection of patient’s clinical safety and efficacy data. This data collection is maintained until the end of the EAP and periodic reports should be submitted to the competent authorities. When approved, the EAP is valid until the effective marketing of the drug unless the above mentioned eligibility criteria are not met anymore, the company does not comply with its commitment to apply for a MA, in case of public health reasons, non-compliance with the obligation to collect patients clinical data, if the benefit/risk ratio is no more presumed positive or in case the outcome of the MA dossier assessment is negative.

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

We lease approximately 504 square meters of office space at Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu, 75005 Paris, France for research and development and administrative activities. The lease agreement (convention d’occupation du domaine public) provides for a one-year renewable term. We incurred annual lease expense of €183 thousand for the year 2022. We believe that our existing facility is adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Item 4A.  Unresolved Staff Comments.

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in Phase 2 clinical trials in the United States and Europe (SARA-INT). It was also studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the United States. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

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

Net Financial Income (Expense)

Net financial income (expense) includes amortized cost of the reimbursable advances, amortized cost of non-convertible bonds and of the debt component of the convertible notes issued to Kreos Capital, change in fair value on derivative financial instruments related to the conversion option of the convertible notes issued to Kreos Capital and related to the warrants issued to Kreos Capital, fair value adjustments on convertible notes issued to NEGMA and ATLAS, other financial income and expense, the net financial income related to NEGMA returning to us cash settlement related to contractual terms in relation with the NEGMA litigation in 2022 (as described in further detail in the paragraph “Results of Operations” below and in Note 17 to the audited consolidated financial statements), the financial indemnity paid to NEGMA in 2021 (as described in further detail in the paragraph “Results of Operations” below and in Note 17 to the audited consolidated financial statements) and foreign exchange gains and losses.

COVID19 Impact

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

Patient recruitment for our COVA trial to treat COVID19 patients has ended earlier than planned as a result of the evolution of the pandemic. In, April 2022, due to a lack of subjects meeting enrollment criteria, we have decided to stop enrollment in the COVA study with immediate effect. Final results of the study were communicated on February 2, 2023.

The JOBS Act

As an “emerging growth company” under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an “emerging growth company” to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. In addition, subject to certain conditions, as an “emerging growth company”, we intend to rely on certain of these exemptions including, without limitation, the exemptions from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an “emerging growth company” until the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the closing date of our U.S. initial public offering; (3) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

A.	Operating Results

Comparison for the years ended December 31, 2021 and 2022

	December 31,	December 31,
(Amounts in thousands of euros)	2021	2022
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development expenses	(19,665)	(16,034)
General and administrative expenses	(7,150)	(7,237)
Operating loss	(26,815)	(23,272)
Financial expenses	(2,517)	(2,564)
Financial income	24	983
Change in fair value of financial instruments	(1,856)	637
Net financial expense	(4,349)	(944)
Loss before taxes	(31,164)	(24,216)
Income taxes benefit (expenses)	—	—
Net loss	(31,164)	(24,216)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2021 and 2022.

	December 31,	December 31,
(Amounts in thousands of euros)	2021	2022
Personnel expenses	(4,392)	(6,179)
Purchases and external expenses	(19,345)	(12,991)
Other	(264)	(285)
Research and development expenses	(24,001)	(19,455)
Research tax credit	4,080	3,413
Subsidies	256	7
Research tax credit and Subsidies	4,336	3,420
Research and development, net	(19,665)	(16,034)

Personnel costs, including stock-based payments for engineers and research personnel, were €(4,392) thousand and €(6,179) thousand for the years ended December 31, 2021 and 2022, respectively. The increase in personnel expenses in 2022 compared to 2021 was related to the full year compensation expense of recruitments made during 2021, the reinforcement of the regulatory department within the framework of the COVA clinical study and expenses relating to share-based payment of €(3,281) thousand in 2022 compared to €(2,125) thousand in 2021.

Purchases and external expenses related to our research activity were €(19,345) thousand and €(13,016) thousand for the years ended December 31, 2021 and 2022, respectively. The decrease in purchases and external expenses related to our studies and research costs was primarily related to the end of our COVA Phase 2-3 study as well as to the costs of preliminary meetings with public regulatory authorities in the context of the pursuit of our post-phase 2 SARA-INT study. These expenses consisted primarily of the cost of CROs in conducting clinical trials and non-clinical studies, as well as the costs of CDMOs for the manufacturing scaling-up of Sarconeos (BIO101) in preparation of a filing with Regulatory Authorities.

We have benefited from the Research Tax Credit (CIR) since our incorporation. The CIR amounted to €4,080 thousand and €3,274 thousand for the years ended December 31, 2021 and 2022, respectively. In December 2021 and 2022, a portion of the CIR receivable for 2021 and for 2022 were prefinanced by the FONDS COMMUN DE TITRISATION PREDIREC INNOVATION with NEFTYS CONSEIL SARL as arranger, or NEFTYS. The portion of the CIR 2021 and CIR 2022 receivables were prefinanced by NEFTYS for amounts of €3,450 thousand and €2,167 thousand, as of December 31, 2021 and 2022, respectively.

As part of the BPI France conditional advance for the “BIO 201” project, the Company was entitled to receive a grant of €380 thousand, of which €202 thousand was recognized as a subsidy in 2021 since 53% of the budget of research and development expenses were incurred at the closing date. No additional expenses were incurred in 2022.

For the year ended December 31, 2022 no subsidy was granted to the Company.

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2021 and 2022.

	December 31,	December 31,
(Amounts in thousands of euros)	2021	2022
Personnel costs	(3,107)	(4,110)
Purchases and external expenses	(3,991)	(2,928)
Other	(52)	(199)
General and administrative expenses	(7,150)	(7,237)

Personnel costs, including share-based payments, for general management and administrative staff were €(3,107) thousand and €(4,110) thousand for the years ended December 31, 2021 and 2022, respectively. This increase was mainly due to the replacement of the finance staff, as well as to the impact of the stock-based compensation expense related to Founders’ warrants and free shares granted in 2020, in 2021 and in 2022.

Purchases and external expenses were €(3,991) thousand and €(2,945) thousand for the years ended December 31, 2021 and 2022, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since February 2021, accounting and audit fees, insurance and legal fees. The €1,046 thousand decrease is mainly linked to a reduction of legal and financial consulting fees.

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2021 and 2022.

	December 31,	December 31,
(Amounts in thousands of euros)	2021	2022
Financial interest of the non-convertible bonds and convertible notes issued and amortized cost of the non-convertible to Kreos	(545)	(1,597)
Change in fair value of convertible notes issued to ATLAS and KREOS derivative instruments	(1,856)	637
NEGMA financial indemnity	(1,695)	990
Accrual Negma litigation provision	—	(75)
Other financial expenses	(166)	(31)
Transaction costs related to the issuance of convertible notes	(125)	(820)
Net financial income related to NEGMA returning to Biophytis Damages paid	20	—
Other financial income	4	(17)
Foreign exchange gains (losses)	14	(31)
Net financial expense	(4,349)	(944)

Net financial expense was €(4,349) thousand and €(944) thousand for the years ended December 31, 2021 and 2022, respectively.

During the year ended December 31, 2022, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Atlas for €(675) thousand and (ii) the change in fair value of the derivative instruments for €1,312 thousand.

During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,307 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for (€3,017) thousand and (iii) the change in fair value of the derivative instruments for (€150) thousand.

On July 16, 2021, the Paris Court of Justice assigned Biophytis a penalty payment of €1,500 thousand in favor of Negma Group Ltd, following a judgment by the Paris Commercial Court.

On September 8, 2022, the Paris Court of Appeal partially overturned the judgment of the Execution Judge of the Paris Court. Negma Group Ltd was ordered to return to Biophytis the sum of €1,000 thousand. This indemnity was recorded as a financial income.

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

As of December 31, 2022, all of the convertible notes of the 2020 ATLAS Contract had been converted. Pursuant to the 2020 ATLAS Contract, all ORNANEs have been issued to ATLAS.

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes. As of December 31, 2021, no convertible notes have been issued as part of this contract. As of December 31, 2022, we have drawn down €10 million from our 2021 credit facility with ATLAS.

During the years ended December 31, 2022 and December 31, 2021, the Company recorded in the statement of operations changes in fair value of the convertible notes issued to Atlas for €(675) thousand and (€3,017) thousand, respectively.

Kreos agreements

In accordance with IFRS 9, the non-convertible debt component related to the 2018 Kreos venture loan agreement is measured according to the amortized cost method, which is nill as of December 31, 2022, as the financing has been fully repaid, and to €0.9 million as of December 31, 2021.

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

The loan agreement comprises four tranches of respectively €2.5 million (A), €3.0 million (B), €2.5 million (C) and €2.0 million (D). The first two tranches (A and B) were drawn upon signature of the contract on November 19, 2021, and the third tranche (C) limited to €677 thousand was drawn as of December 31, 2021. The first two Tranche (A and B) include straight bonds for a nominal amount of €3,250 thousand, and convertible bonds for €2,250 thousand.

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

During the year ended December 31, 2022, the Company recognized €(1,425) thousand (545) thousand in 2021) of interest expense and amortized costs related to Kreos loan agreements.

During the year ended December 31, 2022, the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to €1,312 thousand compared to €(150) thousand during the year ended December 2021.

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

Personnel costs, including stock-based payments for engineers and research personnel, were €(2,553) thousand and €(4,392) thousand for the years ended December 31, 2020 and 2021, respectively. The increase in personnel expenses in 2021 compared to 2020 was related to the staff reinforcement as part of the COVA clinical study and expenses relating to share-based payment for €(2,125) thousand in 2021 compared to €(367) thousand in 2020.

Purchases and external expenses related to our research activity were €(10,459) thousand and €(19,345) thousand for the years ended December 31, 2020 and 2021, respectively. The increase in purchases and external expenses related to our studies and research costs was primarily related to the progression of our COVA Phase 2-3 study as well as to the finalization for results publication of our SARA-INT phase 2 study. These expenses consisted primarily of the cost of CROs in conducting clinical trials and non-clinical studies, as well as the costs of CDMOs for the manufacturing scaling-up of Sarconeos (BIO101) in preparation of a potential filing with Regulatory Authorities upon positive results from COVA.

We have benefited from the Research Tax Credit (CIR) since our incorporation. The CIR amounted to €3,328 thousand and €4,080 thousand for the years ended December 31, 2020 and 2021, respectively. In December 2020, a portion of the CIR receivable for 2020 was prefinanced by the FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 2020 with NEFTYS CONSEIL SARL as arranger, or NEFTYS. In December 2021, a portion of the CIR 2021receivable (€3,450 thousand) was prefinanced by NEFTYS.

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2020 and 2021.

	December 31,	December 31,
(Amounts in thousands of euros)	2020	2021
Personnel costs	(1,796)	(3,107)
Purchases and external expenses	(2,188)	(3,991)
Other	(37)	(52)
General and administrative expenses	(4,021)	(7,150)

Personnel costs, including share-based payments, for general management and administrative staff were €(1,796) thousand and €(3,107) thousand for the years ended December 31, 2020 and 2021, respectively. This increase was mainly due to the reinforcement of the Company’s staff, mostly for Business Development and Sox Compliance, as well as to the impact of the stock-based compensation expense related to Founders’ warrants and free shares granted in late 2020 and in 2021.

Purchases and external expenses were €(2,188) thousand and €(3,991) thousand for the years ended December 31, 2020 and 2021, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since February 2021, accounting and audit fees, insurance and legal fees.

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

Net financial expense was €(11,575) thousand and €(4,349) thousand for the years ended December 31, 2020 and 2021, respectively.

During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,307 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for €(3,017) thousand and (iii) the change in fair value of the derivative instruments for €(150) thousand.

During the year ended December 31, 2020, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €(5,304) thousand, (ii) the change in fair value of the ORNANE issued to Atlas for €(4,776) thousand.

NEGMA agreement

On August 21, 2019, we signed an agreement with NEGMA providing for up to €24 million in financing to us through the issuance of multiple tranches of convertible notes with attached warrants (ORNANE BSA), at our sole discretion.

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

Changes in fair value of the financial liability due to Negma amounted to €(5,304) thousand during the year ended December 31, 2020.

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

During the years ended December 31, 2021 and December 31, 2020, the Company recorded in the statement of operations changes in fair value of the convertible notes issued to Atlas for €(3,017) thousand and €(4,776) thousand, respectively.

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

The instruments presented as financial debt is accounted for at amortized cost, based on an average effective interest rate of 26.37% for the nonconvertible tranches, and 22.85% for the convertible tranches.

The instruments presented as a derivative is accounted for at fair value, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black Scholes valuation model for BSAs.

During the year ended December 31, 2021, the Company recognized €(545) thousand (€(817) thousand in 2020) of interest expense and amortized costs related to Kreos loan agreements. During the year ended December 31, 2021, the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to €(150) thousand.

B.	Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of € 11,053 thousand.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts and fixed bank deposits primarily in France.

Our operations have been financed primarily by capital contributions from our founders, capital increases carried out between 2006 and 2022, convertible debt instruments with warrants, non-convertible bonds and net proceeds from the initial public offering of our ordinary shares on the Euronext Growth Market in France in 2015 and, into 2021, from the proceeds from our U.S initial public offering. Our primary uses of capital are, and we expect will continue to be, third-party expenses associated with the planning and conduct of preclinical studies and clinical trials, costs of process development services and manufacturing of our drug candidates, and compensation-related expenses.

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

We plan to continue to fund our operations and capital funding needs through a combination of equity offerings, debts and collaborations. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, sell assets where possible or suspend or curtail planned programs. In addition, lack of funding would limit any strategic initiatives to in-license or acquire additional drug candidates or programs.

As of December 31, 2022, we had capital resources consisting of cash, cash equivalents of €11.1 million ($11.8 million, translated solely for convenience into dollars at an exchange rate of €1.00 – $1.0666, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2022).

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes.

We expect that our existing capital resources as adjusted by the effect of those events, and including our ability to draw down on our credit facility with ATLAS (up to €22 million as of December 31, 2022) will be sufficient to fund our current operations at least for the next 12 months. However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval and authorization for, and commercialize our drug candidates.

Cash Flows

	Year Ended
	December 31,
(Amounts in thousands of euros)	2020	2021	2022
Net cash (used in) provided by:
Operating activities	(9,743)	(23,795)	(18,988)
Investing activities	(12,713)	12,160	299
Financing activities	21,953	29,715	8,267
Effect of exchange rate changes on cash and cash equivalents	13	(1)	(20)
Net increase (decrease) in cash and cash equivalents	(490)	18,079	(12,873)

Operating Activities

Net cash provided by (used in) operating activities was €(9,743) thousand, €(23,795) thousand and €(18, 988) for the years ended December 31, 2020, 2021 and 2022, respectively. The increase in net cash used from 2020 to 2021 is mainly related to the research costs incurred as part of the COVA clinical study and SARA-INT. The decrease in net cash used from 2021 to 2022 is mainly related to expenses incurred for the SARA-INT clinical program and the launch of the COVA program in 2021.

Investing Activities

Net cash used in investing activities was €(12,713) thousand and €12,160 thousand for the years ended December 31, 2020 and 2021, respectively. Net cash provided by investing activities was €299 thousand for the year ended December 31, 2022.

As part of the Intellectual Property Agreement signed with our CEO in 2019, we acquired from our CEO the rights to use patents for €1,440 thousand between 2019 and 2022, which are amortized over 19 years, €270 thousand of which was paid in 2019, €180 thousand in 2020, €270 thousand of which was paid in 2021, and €90 thousand of wich was paid in 2022. The remaining amount was applied to the CEO’s subscription and the exercise of Founders’ warrants in 2020.

In 2020, we purchased short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7. In 2021, we sold short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7.

Financing Activities

Net cash provided by financing activities was €21,953 thousand, €29,715 thousand and €8,267 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.

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

We repaid €2,505 thousand of the Kreos non-convertible bonds in 2022 compared to €3,550 thousand in 2021 and €3,214 thousand in 2020.

We received proceeds from subsidies of €204 thousand in 2022 compared to €400 thousand in 2021 and nil in 2020. We repaid €224 thousand of conditional advances in 2022, €279 thousand in 2021 and €136 thousand in 2020

We paid interest for Kreos loan of €962 thousand, €562 thousand and €628 thousand for 2022, 2021 and 2020, respectively.

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

On September 8, 2022, the Paris Court of Appeal partially overturned the judgment of the Execution Judge of the Paris Court. Negma Group Ltd was ordered to return to Biophytis the sum of €1,000 thousand.

In 2021, the Company repaid the financial liabilities related to lease obligation for €54 thousand.

In December 2022, a portion of the CIR 2022 receivable (€2,167 thousand) was prefinanced by NEFTYS.

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

In December 2022, a portion of the CIR receivables for 2022 (€2,167 thousand) was prefinanced with NEFTYS. The CIR for 2022 (€3,364 thousand) is expected to be reimbursed in 2023.

Reimbursable Advances

A reimbursable advance was granted to us by BPI France on February 4, 2015. This was a non-interest-bearing reimbursable advance of €260 thousand for the “in vitro, in vivo, and pharmacokinetic characterization of a candidate drug.” Following the successful completion of the project and the extension of the repayment terms granted by BPI France, this advance is being repaid by means of quarterly payments made between June 30, 2017 and March 31, 2022. The payment schedule has been postponed by six months automatically by BPI France as part of the financial support measures for companies in the management of the COVID19 crisis. As a result, the last payment will occur in June 30, 2024.

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

On August 23, 2019, we entered into an agreement with BPI France for an interest-free conditional advance of €600 thousand payable in milestone installments for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD). The proceeds were subject to financial conditions that have been met in April 2021. The Company received €400 thousand in April 2021 in connection with this agreement. The balance of €200 thousand will be received once the Company finalizes the program. The repayment of this conditional advance is subject to the successful completion of the project: in case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received) and in case of successful completion, repayment over a 5-year period will commence in September 2024. As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2021, we recognized €202 thousand as subsidies since 53% of the budget of research and development expenses was incurred on that project at the closing date. As of December 31, 2022, no research and development expenses has been incurred. Therefore, no additional subsidies has been recognized.

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

As of December 31, 2022, the financing is fully repaid.

Non-convertible bonds and convertible notes issued to Kreos (2021 Kreos contract)

On November 19, 2021, we signed a new venture loan agreement and bonds issue agreement that could provide for up to €10 million in financing to us through the issuance by us to Kreos of non-convertible bonds for €7.75 million (straight bonds) and convertible notes of €2.25 million, plus the issuance of attached warrants to the first tranche. The loan agreement includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche limited to €676 thousand was drawn up before December 31, 2021. The last tranch was not drawn up.

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

As of December 31, 2021, 376 convertible notes had been converted resulting in the issuance of 16,379,256 ordinary shares within the frame of ATLAS 2020 contract.

As of December 31, 2022, the remaining 224 convertible notes had been converted resulting in the issuance of 29,179,474 ordinary shares within the frame of ATLAS 2020 contract.

On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. We issued the first, second and half of the third tranche for €10 million in 2022. As of December 31, 2022, there are 228 outstanding convertible notes issued to ATLAS.

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

Total subscriptions amounted to €449 thousand. In 2020, warrants were exercised for €833 thousand, in 2021 warrants were exercised for €302 thousand, and in 2022, warrants were exercised for €6 thousand.

As of December 2021, the subscription and the exercise of the investors warrants by our CEO was settled by the remaining amount of €630 thousand due our CEO as part of the Intellectual Property agreement (€177 thousand for the subscription of warrants and €453 thousand for the exercise of warrants).

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2022 :

(amounts in thousands of euros)	2023	Thereafter	Total
Conditional advances	575	555	1,130
Convertible and Non-convertible bonds	6,962	4,015	10,977
Lease obligations	280	190	470
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,035	—	2,035
Total	9,852	4,760	14,612

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Future events could cause actual payments to differ from these estimates.

The company benefits from conditional advances (as described in further detail in the Note 17 to the audited consolidated financial statements), with a repayment horizon up to 2027.

Bonds represent a €11 million cash requirement as of December 31, 2022 and are related to the Kreos and Atlas loan agreements. The sum that is due in 2023 is manly related to Atlas loan while the non-current portion is related to Kreos.

Leases represent a €0.5 million cash requirement as of December 31, 2022 with a repayment horizon up to 2027. Most of this cash requirement is linked to the Sorbonne lease agreement accounting for €228 thousand of the total lease obligations amount.

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

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.1—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 2.2 to our audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the three years ended December 31, 2020, 2021 and 2022.

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table presents information about our officers and directors as of the date of this annual report.

NAME	AGE	POSITION
Executive Officers
Stanislas Veillet	57	Chairman of the Board, Chief Executive Officer and Director
Philippe Rousseau	52	Chief Financial Officer
Benoit Canolle	45	Chief Business Officer
Pierre J. Dilda	53	Chief Scientific Officer
Waly Dioh	54	Chief Clinical Operations Officer
Rob Van Maanen	53	Chief Medical Officer

Non-Employee Directors
Claude Allary	68	Director
Dimitri Batsis	57	Director
Nadine Coulm	60	Director
Jean Mariani	73	Director

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

B.Compensation

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2022, was €7.3 million. For the year ended December 31, 2022, we allocated €114 thousand to be accrued to provide retirement indemnity to our directors or executive officers, except to the extent required by French law.

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

Director Compensation

The following table sets forth the total compensation paid to our non-employee directors for service on our board of directors during the year ended December 31, 2022.

Total
Compensation(1)
Name	(K€)
Stanislas Veillet (2)	25
Claude Allary(3)	25
Dimitri Batsis	25
Nadine Coulm	25
Jean Mariani	25
(1)	Represents meeting attendance fees paid to or earned by directors.

Chief Executive Officer Compensation

The following table sets forth information regarding compensation paid to or earned by our Chief Executive Officer during the year ended December 31, 2022.

Amounts
Paid
or Earned
Nature of Compensation	(K€)
Fixed remuneration(1)	250
Variable annual remuneration(2)	128
Benefits in kind(3)	25
Total	403
(1)	Mr. Veillet receives a fixed annual remuneration of €250,000 payable over 12 months.
(2)	Mr. Veillet was entitled to receive variable annual remuneration of up to €37,500 for the year ended December 31, 2022, based on satisfaction of the following 2021 annual targets: (i) complete Cova phase 3 study in covid-19 H1, (ii) get conditional approval and lauch Sarconeos in covid-19 H2, (iii) Start Sara phase 3 study with first patient in H2, (iv) Raise € 40,000,000 on Nasdaq and/or Euronext in 2022. Based on half satisfaction of these targets, the Compensation and Governance Committee determined that Mr. Veillet was entitled to receive €37,500, which amount was paid to him in March 2022.
(3)	Mr. Veillet benefits from a “GSC” private unemployment insurance policy. In France, directors and officers do not have employee status and are not covered by the legal unemployment regime. “GSC” enables directors and officers to receive income in the event of unemployment.

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted three different types of equity incentive instruments to our directors, executive officers, employees and other service providers, including:

●	founders’ share warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise (“BSPCE”)), which are granted to our officers, directors and employees;
●	share warrants (otherwise known as bons de souscription d’actions (“BSA”)), which have historically only been granted to non-employee directors; and
●	free shares (otherwise known as actions gratuities (“AGA”)), which have historically only been granted to our officers and employees.

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can grant share warrants (BSA) or founder’s share warrants (BSPCE) for up to 18 months from the date of the applicable shareholders’ approval or free shares (AGA) for up to 38 months from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by receipt of the requisite shareholder approval at an extraordinary shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

All vested shares underlying warrants must be exercised within exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provide for appropriate adjustments to the numbers of shares issuable and/or the exercise price of the outstanding warrants.

As of February 28, 2023, founders’ share warrants and share warrants granted pursuant to equity incentive awards were outstanding allowing for the issuance or purchase of an aggregate of 6,322,682 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price of €0.59 per ordinary share. As of February 28, 2023, there were 1,591,334 free shares granted pursuant to equity incentive awards outstanding.

Founder’s Share Warrants (BSPCE)

Employee warrants may only be issued by growth companies meeting certain criteria. Most significantly, the issuer must have been registered for less than 15 years and 25% of the issuer’s share capital must have been continuously held since the company’s formation by natural persons or by holding companies, of which 75% of such holding company’s share capital is held by natural persons. The calculation of such threshold does not include venture capital mutual investment funds (fonds commun de placement à risques), specialized professional funds (fonds professionnels spécialisés), private equity funds (fonds professionnels de capital investissement), local investment funds (fonds d’investissement de proximité) and innovation-focused mutual funds (fonds commun de placement dans l’innovation).

As the Company was registered more than 15 years ago, the Company does no longer fulfil the conditions required to issue founders’ share warrants.

Founder’s share warrants have traditionally been granted to certain of our employees and/or officers who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Since French law n°2019-486 of May 22, 2019 relating to the growth and transformation of companies, we may grant founder’s share warrants to our directors. Similar to options, founder’s share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. Founder’s share warrants may only be exercised if, at the exercise date, the employee is employed by us. The table below summarizes our outstanding founder’s share warrants to employees/directors employed by us as of February 28, 2023.

	Number of
	ordinary
	shares				Purchase				Number	Founders’
	underlying		Date of	Date of	Price			Exercise	of Shares	warrants
	Founders’		General	Board	per share	Start Date	Expiration	Price	subscribed	outstanding as
Name	warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	to date	of 2/28/2023
Stanislas Veillet	940,249	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	313,417	626,832
Pierre Dilda	50,424	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	0	50,424
	100,848	(2)	05/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	100,848
	267,394	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	267,394
Waly Dioh	79,201	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	0	79,201
	158,401	(2)	05/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	158,401
	419,994	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	419,994
Dimitri Batsis	103,946	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	0	103,946
	207,892	(2)	05/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	551,218
Nadine Coulm	103,946	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	0	103,946
	207,892	(2)	05/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	551,218
Jean Mariani	103,946	(1)	08/08/2019	04/03/2020	0	04/08/2020	04/08/2026	0.27	0	103,946
	207,892	(2)	05/28/2020	12/22/2020	0	12/22/2020	12/22/2026	0.47	0	207,892
	551,218	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	551,218
Claude Allary	551,218	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	551,218
Benoît Canolle	267,394	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	267,394
Rob Van Maanen	267,394	(3)	05/10/2021	09/15/2021	0	09/15/2021	09/15/2027	0.73	0	267,394
(1)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(2)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.

(3)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the first anniversary of the grant date, (ii) for 66.66% between the first anniversary of the grant date and the second anniversary of the grant date and (iii) in full beginning on the second anniversary of the grant date.

Share Warrants (BSA)

Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. The table below summarizes our outstanding share warrants as of February 28, 2023.

	Number of
	ordinary				Purchase			Exercise	Number of	Warrants
	shares		Date of	Date of	Price			Price per	Shares	outstanding
	underlying		General	Board	per share	Start Date	Expiration	share	subscribed to	as of
Name	share warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	date	2/28/2023
Dimitri Batsis	329,218	(1)	08/8/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	309,218	20,000
Nadine Coulm	27,956	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	535	27,956
Jean Mariani	25,566	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	0	25,566
Stanislas Veillet	2,935,701	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	2,853,201	82,500
Pierre Dilda	20,000	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	2,000	18,000
Waly Dioh	26,428	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	0	26,428
Jean Mariani	99,619	(1)	05/10/2021	02/28/2022	0.0048	06/17/2022	06/17/2026	0.0967	0	99,619
(1)	These share warrants are exercisable in full, beginning on the subscription date.

Free Shares (AGA)

Under our free share plan, adopted by our board of directors on February 15, 2022 we have granted free shares (actions gratuites) to certain of our officers and employees.

Free shares (actions gratuites) may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman and Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. In addition, under French law, the maximum number of shares that may be granted may not exceed 10% of the share capital as of the date of grant of such free shares (30% if the allocation benefits all employees).

The table below summarizes our outstanding free shares as of February 28, 2023.

	Number of
	ordinary shares						Free Sahres
	underlying	Date of General	Date of Board		Date of	Duration of	outstanding as
Name	Free Shares	Meeting	Meeting	Grant Date	acquisition	holding period	of 2/28/2023
Stanislas Veillet	823,775	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	823,775
René Lafont	271,779	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	271,779
Waly Dioh	75,903	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	75,903
Pierre Dilda	48,325	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	48,325
Philippe Rousseau	163,536	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	163,536
Benoît Canolle	48,325	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	48,325
Rob Van Maanen	48,325	05/10/2021	02/15/2022	04/25/2022	04/25/2023	1 year	48,325

None of the free share recipients held more than 10% of our share capital prior to any grant, no allocation of free shares resulted in any of the free share recipients holding more than 10% of the share capital.

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

The Audit Committee is responsible for assisting the board of directors in:

●	ensuring the truthfulness of the financial statements, the quality of internal controls and the quality and relevance of the financial information provided;
●	assessing the existence and relevance of the financial control and internal audit procedures;
●	assessing the relevance of the Company’s accounting policies;
●	examining the accounts of the Company, as well as the information issued before their submission to the board of directors;
●	examining the changes and adaptations of accounting principles and rules used in the context of drawing up of financial statements, as well as their relevance;
●	examining the candidates proposed to the positions of statutory auditor or substitute auditor, or proposing the appointment of the auditors;
●	guaranteeing the independence and competence of auditors and ensuring the proper performance of their duties; and
●	examining the significant risks for the Company and notably the off-balance-sheet risks and commitments.

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

D.Employees

As of December 31, 2022, we had 24 employees, all of whom are full-time, 17 of whom are engaged in research and development activities and 7 of whom are engaged in general and administrative activities. As of the date of this annual report, 100% of our employees are located in France. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good. France-based employees are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique).

E.Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7.  Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 for:

●	each beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2023. The percentage ownership information shown in the table is based upon 298,475,375 ordinary shares outstanding as of February 28, 2023.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Biophytis S.A., Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France.

	Number of Ordinary
Owner	Shares	Percentage
Directors and Executive Officers:
Stanislas Veillet(1)	10,009,106	3.35%
Claude Allary (2)	367,878	*
Dimitri Batsis (3)	595,390	*
Nadine Coulm (4)	604,577	*
Jean Mariani (5)	600,967	*
Bénoît Canolle (6)	178,262	*
Pierre Dilda (7)	297,110	*
Waly Dioh (8)	489,825	*
Philippe Rousseau (9)	—	*
Rob Van Maanen (10)	178,262	*
Chiar Baccelli (11)	—	*
Frederic Lallemand (12)	—	*
All directors, executive officers and key employees as a group (12 persons) (13)	13,321,377	4.46%
*	Represents beneficial ownership of less than 1%.
(1)

The shares beneficially owned by Mr. Veillet include 7 262 488 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2023. Of these shares, 440,000 ordinary shares have been pledged to Neuflize-ABN AMRO Bank as security for a personal loan.

(2)	The shares beneficially owned by Mr. Allay include 367 878 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.

(3)	The shares beneficially owned by Mr. Batsis include 595 390 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(4)	The shares beneficially owned by Mrs. Coulm include 603 327 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(5)	The shares beneficially owned by Mr. Mariani include 600 967 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(6)	The shares beneficially owned by Mr. Canolle include 178 262 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(7)	The shares beneficially owned by Mr. Dilda include 297 110 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(8)	The shares beneficially owned by Mr. Dioh include 464 825 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(9)	The shares beneficially owned by Mr. Rousseau include 0 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(10)	The shares beneficially owned by Mr. Van Maanen include 178 262 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(11)	The shares beneficially owned by Mrs. Baccelli include 0 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(12)	The shares beneficially owned by Mr.Lallemand include 0 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of Fébruary 28, 2023.
(13)

The shares beneficially owned by our officers and directors as a group include an aggregate of 13,321,377 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 2023.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 3% of our outstanding ordinary shares were held in the United States by one registered holder of record, BNY Mellon, our ADS depositary. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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

As part of the Intellectual Property agreement signed with our CEO and its amendment, the total patents rights acquired from our CEO amounted to €630 thousand in 2019, €450 thousand, €270 thousand and €90 thousand in 2022. Of this amount, €270 thousand, €180 thousand, €270 thousand and €90 thousand were paid to the Company’s CEO in 2019, 2020, 2021 and 2022, respectively. As part of the subscription and the exercise of the investors warrants by our CEO, the remaining amount of €630 thousand was used to offset the amounts owed pursuant to such subscription and exercise.

Agreements with Biophytis, Inc.

We have entered into a current account advance agreement with Biophytis, Inc., dated November 9, 2015, which provides for certain cash advances to be made to Biophytis, Inc. by us. The amounts advanced to Biophytis, Inc. under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis, Inc. undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set. Since January 1, 2022, the largest amount owed by Biophytis, Inc. to us under this agreement was € 1,662,063. The outstanding amount owed by Biophytis, Inc. to us as of February 28, 2023 is € 1,681,097.

We are also party to a debt compensation agreement with Biophytis, Inc., dated March 14, 2017, with retroactive effect as of January 1, 2017. This agreement provides that in exchange for services rendered to Biophytis, Inc., Biophytis, Inc. will pay us the amounts we invoice to them and that amounts billed to Biophytis, Inc. will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2022, the largest amount owed by Biophytis, Inc. to us was nil. The outstanding amount owed by Biophytis, Inc. to us as of February 28, 2023 is nil.

On March 22, 2019, we also entered into a services agreement with Biophytis, Inc., effective as of January 1, 2019. Pursuant to the terms of the agreement, Biophytis, Inc. has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications) and certain financial and communication services (including financial and accounting support and investor relations services). In consideration for their services, we have agreed to reimburse Biophytis, Inc. for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and may be renewed for subsequent one year periods. On June 7, 2019, this agreement was amended to expand the financial services to be provided to us by Biophytis, Inc. under the agreement. Since January 1, 2022, the largest amount owed by us to Biophytis, Inc. was nil. The outstanding amount owed by us to Biophytis, Inc. as of February 28, 2023 is nil.

Agreements with Biophytis Instituto Do Brasil Serviços, Comércio, Importação E Exportação de Alimentos Ltda.

Since 2009, we have entered into several loan contracts providing for advances to Biophytis Instituto Do Brasil Serviços, Comércio, Importacao E Exportaçao de Alimentos Ltda, or Biophytis Brazil. We own 94.6% of Biophytis Brazil’s share capital and voting rights. Biophytis Brazil’s other shareholder is M. Wayne Clayton Correa, manager of Biophytis Brazil. Since January 1, 2022, the largest aggregate amount outstanding under these loan contracts was € 661,144. The outstanding amount owed by Biophytis Brazil to us as of February 28, 2023 was € 644,878. The terms of these loan contracts do not provide for interest or penalty in the event of default or late repayment. If Biophytis Brazil fails to pay the principal of the loan at the maturity date, we may extend the loan for a new term as agreed with Biophytis Brazil.

We have entered into a current account advance agreement with Biophytis Brazil dated December 28, 2020, with retroactive effect as of January 1, 2020, which provides for certain cash advances to be made to Biophytis Brazil by us. The amounts advanced to Biophytis Brazil under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis Brazil undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set. Since January 1, 2022, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of February 28, 2023 was nil.

We are also party to a debt compensation agreement with Biophytis Brazil, dated December 28, 2020, with retroactive effect as of July 1, 2020. This agreement provides that in exchange for services rendered to Biophytis Brazil, Biophytis Brazil will pay us the amounts we invoice to them, as soon as its financial resources allow it reasonably, and that amounts billed to Biophytis Brazil will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2022, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of February 28, 2023 was nil.

On December 28, 2020, we also entered into a services agreement with Biophytis Brazil, with retroactive effect as of July 1, 2020. Pursuant to the terms of the agreement, Biophytis Brazil has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications). In consideration for their services, we have agreed to reimburse Biophytis Brazil for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and will be renewed by tacit agreement for subsequent one year periods. Since January 1, 2022, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by us to Biophytis Brazil as of February 28, 2023 was nil.

Services Agreement with Successful Life

On October 1, 2019, we entered into a services agreement with Successful Life SAS in which Jean Mariani, its legal representative, has a controlling interest. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable. This agreement has been terminated and a new agreement has been signed for a period of one year tacitly renewable with effect as from January 1, 2021 following the March 9, 2021 Board decision.The contract runs by tacit renewal for one additionnal year in 2023. This services agreement provides for the scientific and strategic advice in relation to the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32,400 per year and reimbursement of costs and expenses upon presentation of supporting documentation.

In addition, on July 7, 2021, we signed a second agreement with Successful Life SAS by which Jean Mariani is to serve as interim Chief Medical officer until September 8, 2021, as approved by the July 7, 2021 Board decision, for a fixed remuneration of €15,000 per month. This agreement was extended on August 31 until September 30 2022, and approved by the September 15, 2021 Board decision.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 14 of our consolidated financial statements for the year ended December 31, 2022 appended to this annual report.

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

Following the judgment dated 8 September, 2022, the Paris Court of Appeal reversed the judgment and liquidated the penalty imposed by the Paris Commercial Court’s judgment of March 16, 2021 at €500 thousand. Consequently, NEGMA was ordered to reimburse Biophytis the sum of €1.0 million paid by the Company.

On January 17, 2023 the Paris Court of Appeal rendered a decision and confirmed the judgment of the Paris Commercial Court of March 16, 2021 and ordered the Company to pay NEGMA €75 thousand pursuant to Article 700 of the French Code of Civil Procedure as well as costs. The Company has already performed, in 2021, the entirety of the Judgment.

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

B.Memorandum and Articles of Association

The information set forth in Exhibit 2.3 to this annual report is incorporated herein by reference.

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

For purposes of the PFIC Asset Test, the market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. In addition, whether we meet PFIC Income Test for any taxable year may depend on whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits constitute gross income for purposes of PFIC Income Test. Based on the composition of our gross income, assets, activities, and market capitalization in 2022, and on reasonable assumptions, we believe that we were not a PFIC for our taxable year ending December 31, 2022. However, there can be no assurance that we were not a PFIC for our taxable year ending December 31, 2022, or that the IRS will agree with any position we take regarding our PFIC status for such taxable year. There also can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2023 or for any future taxable year, because our PFIC status is a factual determination made annually after the end of each taxable year. Our U.S. counsel expresses no opinion , and prospective investors should consult their own tax advisors,regarding our PFIC status.

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

I.Subsidiary Information

Not required.

J.Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets. For additional information on general risk factors, please see the section of this annual rport titled “Item 3.D—Risk Factors.”

Market risk

Interest rate risk

Interest rate risk reflects the Company’s exposure to fluctuations in interest rates in the market.

Changes in interest rate could affect returns achieved on cash and fixed-term deposits but this risk is not considered material given the current low returns on deposits held by the Company.

Change in interest rate could affect the consolidated statement of profit or loss for financial liabilities but this risk is considered as not significant given the implementation by the Company of debts bearing fixed interest rate.

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €9,743 thousand, €23,795 and €18,988 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Item 12. Description of Securities Other than Equity Securities.

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

The Bank of New York Mellon, as depositary, registers and deliver ADSs. Each ADS represents 100 ordinary shares (or a right to receive 100 ordinary shares) deposited with Societe Generale, as custodian for the depositary in France. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A.Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer. We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022 in connection with the preparation of this annual report. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to material weaknesses in our internal control over financial reporting as described below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our assessment as of December 31, 2022, our management believes that our internal control over financial reporting was not effective due to the continued existence of material weaknesses, previously disclosed in Item 15.B of our annual report on Form 20-F (as amended) for the fiscal year ended December 31, 2021, related to our internal control over the application of IFRS 9 “Financial Instruments”, and their related interpretations and rules, and IFRS 13 “Fair Value Measurement” to the accounting treatment and fair value assessment of our convertible notes, non-convertible notes, and warrants. The deficiencies, which aggregate to material weaknesses, were the result of:

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

Management has concluded the aforementioned material weaknesses have not been remediated as of December 31, 2022.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2022, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this annual report as of December 31, 2022 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

In response to the material weaknesses described above, the Company’s management is implementing a remediation plan, which includes the following:

●	Updating our policies and procedures and redesigning controls to include evaluation of existing accounting for financial instruments at each reporting period.
●	Providing additional training to staff and management on accounting for complex financial instruments.
●	Improving the design of control procedures over review of qualified third-party specialist analyses.
●	Implementing such control procedures.

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

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”), applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.biophytis.com. The board of directors is responsible for administering the Code of Conduct, but has delegated day-to-day responsibility for administering and interpreting the Code of Conduct to our Chief Financial Officer, who has been appointed Compliance Officer under the Code of Conduct. Any waivers of the Code of Conduct for employees, executive officers and directors must be approved by the board of directors and promptly disclosed to our shareholders. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C. Principal Accountant Fees and Services.

Ernst & Young et Autres (“E&Y”), served as our independent registered public accounting firm for 2021. KPMG served as our independent registered public accounting firm for 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2021	2022

	(in € thousands)
Audit Fees	432	341
Audit-Related Fees	—	1
Tax Fees	—	—
Other Fees	—	—
Total	432	342

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services provided by E&Y or KPMG, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by E&Y or KPMG for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by E&Y or KPMG.

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

Item 16F. Change in Registrant’s Certifying Accountant.

The terms of office of Ernst & Young Audit, joint principal Statutory Auditor of the Company since 2016, expired at the end of the Shareholders’ Meeting of June 21, 2022.

The Board of Directors decided not to propose to the Shareholders’ Meeting the renewal of the terms of office of Ernst & Young Audit and to instead propose the appointment of KPMG SA as new joint Principal Statutory Auditor.

The Shareholders’ Meeting of June 21, 2022 resolved to appoint KPMG SA as new joint principal Statutory Auditor to replace Ernst & Young Audit. The selection of the Statutory Auditors to be appointed by the Shareholders’ Meeting was overseen by the Audit Committee which issued a recommendation to the Board of Directors. KPMG S.A. also replaced Ernst & Young Audit as the principal accountant engaged to perform the audit of the Company’s consolidated financial statements in accordance with the standards of Public Company Accounting Oversight Board (United States) (PCAOB) as required by Instruction 2 to Item 8.A.2 of Form 20-F.

The reports of Ernst & Young Audit on the consolidated financial statements for each of the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. As it relates to Company’s 2021 Annual Report on Form 20-F/A and the restatement of the 2021 consolidated financial statements, their audit report was dated April 21, 2022, except for Note 1, as to which the date is January 30, 2023. As it relates to the Company’s 2020 Annual Report on Form 20-F/A (Amendment No.2) and the restatement of the 2020 and 2019 consolidated financial statements, their audit report was dated March 12, 2021, except for Note 1, as to which the date is October 28, 2021. During each of the years ended December 31, 2021 and 2020 and any subsequent interim period prior to the Shareholders’ Meeting of June 21, 2022:

●	there were no “disagreements” (as that term is described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16F) between the Company and Ernst & Young Audit on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young Audit’s satisfaction, would have caused Ernst & Young Audit to make reference to the subject matter of the disagreement(s) in connection with its report; and
●	there were no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F), except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15.B of the Company’s 2021 Annual Report on Form 20-F/A and Item 15.A of the Company’s 2020 Annual Report on Form 20-F/A (Amendment No.2).

During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging KPMG SA, neither the Company, nor anyone on its behalf, has consulted KPMG SA regarding:

●	either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant’s financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that KPMG SA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;

●	or any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

The Company has furnished Ernst & Young Audit with a copy of the statements made in this Item 16F and requested that Ernst & Young Audit furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree.

A copy of Ernst & Young Audit’s letter, dated April 18, 2023, is filed as Exhibit 15.1 to this Form 20-F.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year ended December 31, 2027.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See response to Item 18.

Item 18. Financial Statements.

See pages F-1 through F-61 of this annual report.

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

4.1

Venture Loan Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.2

Bonds Issue Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.3†

Goodwill Pledge Agreement by and between Biophytis S.A. and Kreos Capital V (UK) Ltd., dated September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.4†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A. and L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale (English translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.5†

Accord d’Exploitation (License Agreement), dated January 1, 2016, by and among Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique (English translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.6†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., L’Universite Pierre et Marie Curie, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated April 2, 2019 (English translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.7†

Amendment No. 2 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated November 6, 2020 (English translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.8†

Amendment No. 3 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Recherche Agronomique dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.9†

Amendment No. 1 to the License Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre National de la Recherche Scientifique and L’Institut National de la Sante et de la Recherche Medicale dated December 17, 2020 (English translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.10†

Co-ownership Agreement relating to patents S1 by and between Biophytis S.A., Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated July 10, 2008 with effect as from November 30, 2007 (English translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.11†

Co-ownership Agreement relating to patents S2 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated March 29, 2016 with effect as from November 10, 2011 (English translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.12†

Co-ownership Agreement Considered as Partial Transfer of Share Patent relating to patents S3 by and between Biophytis S.A., L’Institut National de la Recherche Agronomque and Universite Pierre et Marie Curie, dated July 6, 2017 with effect as from December 13, 2011 (English translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.13†

Co-ownership Agreement relating to patents S4 by and between Biophytis S.A. and Universite Pierre et Marie Curie, dated November 18, 2016 with effect as from May 20, 2014 (English translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.14

Co-ownership Agreement Constituting Partial Transfer of Shares by and between Biophytis S.A., Sorbonne Universite and Le Centre National de la Recherche Scientifique, dated October 9, 2019 (English translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.15†

Co-ownership Agreement Considered as a Transfer of Sale relating to patents MI by and between the Institut Biophytis and Universite Pierre et Marie Curie, dated November 10, 2014 with effect as from June 25, 2009 (English translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.16†

Co-ownership Agreement a Partial Assignment of Share relating to patents MII by and between the Institut Biophytis, Universite Pierre et Marie Curie and Le Centre de la Recherche Scientifique, dated May 11, 2017 with effect as from May 13, 2011 (English translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.17†

Co-ownership Agreement Constituting the Partial Transfer of the Share relating to patents MIII by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated October 16, 2017 with effect as from April 30, 2015 (English translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.18†

Co-ownership Agreement relating to patents MIV by and between Biophytis S.A., Universite Pierre et Marie Curie, Le Centre de la Recherche Scientifique and Inserm Transfer SA, dated December 18, 2017 with effect as from May 27, 2015 (English translation) (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.19†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite, Le Centre de la Recherche Scientifique and Institut National de la Santé et de la Recherche Médicale dated March 2, 2020 (English translation) (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.20†

Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique dated February 1, 2019 (English translation) (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.21†

Amendment No. 1 to the Collaboration Agreement by and between Biophytis S.A., Sorbonne Universite and Le Centre de la Recherche Scientifique (English translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.22†

Collaboration Agreement by and between Biophytis S.A., Universite Paris Descartes and SATT Ile de France Innov with effect as from September 10, 2018 (English translation) (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.23

Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.24

Amendment 1 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated July 20, 2018 (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.25

Amendment 2 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated October 31, 2019 (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.26†

Amendment 3 to the Services Agreement relating to the SARA INT clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated March 3, 2020 (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.27

Services Agrement regarding SARA DATA/OBS clinical platform between Biophytis S.A. and BlueCompanion Ltd., dated May 16, 2017 (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.28

Amendment 1 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 22, 2017 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.29

Amendment 2 to the Services Agreement regarding SARA DATA/OBS clinical data platform between Biophytis S.A. and BlueCompanion Ltd., dated December 7, 2018 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.30

Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated March 22, 2019 (English translation) (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.31

Amendment No. 1 to the Services Agreement by and between Biophytis S.A. and Biophytis, Inc., dated June 7, 2019 (English translation) (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.32

Assignment Agreement between Biophytis S.A. and Stanislas Veillet, dated May 22, 2019 (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.33

Amendment to Assignment Agreement between Biophytis S.A. and Sanislas Veillet, dated April 6, 2020 (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.34†

Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2019 (English translation) (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.35

Amendment No. 1 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated October 1, 2020 (English translation) (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.36

Amendment No. 2 to the Consultant Service Agreement between Biophytis S.A. and Successful Life SAS, dated March 9, 2020 (English translation) (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

4.37†

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated April 5, 2020 (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.38†

Amendment Agreement to the Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 18, 2020 (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

4.39

Amendment Agreement to the Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated May 26, 2021 (incorporated by reference to Exhibit 4.39 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.40

Issuance and Subscription Agreement for bonds with an option for exchange in cash and/or conversion into new or existing shares between Biophytis S.A. and Atlas Special Opportunities LLC (in the presence of Atlas Capital Markets), dated June 14, 2021 (incorporated by reference to Exhibit 4.40 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.41

Subscription Agreement for convertible and non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd and Kreos Capital VI (Expert Fund) LP dated November 19, 2021 (incorporated by reference to Exhibit 4.41 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.42

Bonds Issue Agreement for non-convertible bonds between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021 (incorporated by reference to Exhibit 4.42 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.43

Convertible Bonds Issue Agreement for convertible bonds between Biophytis S.A. and Kreos Capital VI (Expert Fund) LP dated November 19, 2021 (incorporated by reference to Exhibit 4.43 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.44

Business Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021 (incorporated by reference to Exhibit 4.44 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.45

Bank Account Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021 (incorporated by reference to Exhibit 4.45 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.46

IP Pledge Agreement between Biophytis S.A. and Kreos Capital VI (UK) Ltd dated November 19, 2021 (incorporated by reference to Exhibit 4.46 to the Form 20-F (File No. 001-38974) filed on April 21, 2022)

4.39

Services Agreement by and between Biophytis S.A. and Institut Biophytis Do Brasil, dated July 1, 2020 (English translation) (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-252225) filed on January 19, 2021)

8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Ernst & Young Et Autres Audit’s letter, dated April 18, 2023

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
Stanislas Veillet
Chief Executive Officer and Chairman

Date:   April 19, 2023

BIOPHYTIS S.A.

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

Auditor Firm Id: 1253	Auditor Name: KPMG SA	Auditor Location: Paris La Défense, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Biophytis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statement of consolidated financial position of Biophytis S.A. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive profit or loss, statement of changes in consolidated shareholders’ equity, and statement of consolidated cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Paris La Défense, France

April 17, 2023

/s/ KPMG S.A.

Cédric Adens

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Biophytis S.A.,

Opinion on the Financial Statements

We have audited the accompanying statement of consolidated financial position of Biophytis S.A. (the Company) as of December 31, 2021, the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive profit or loss, statement of changes in consolidated shareholders’ equity and statement of consolidated cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

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

Paris-La Défense, France

April 21, 2022, except for Note 12.2.4, as to which the date is January 30, 2023

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

		AS OF DECEMBER 31,
(amounts in thousands of euros)	Notes	2021	2022
ASSETS
Patents and software	3	2,757	2,655
Property, plant and equipment	4	563	584
Other non-current financial assets	5, 9	186	173
Total non-current assets		3,506	3,411

Other receivables and prepaid expenses	7, 9	6,536	6,934
Other current financial assets	6	904	590
Cash and cash equivalents	8, 9	23,926	11,053
Total current assets		31,366	18,576

TOTAL ASSETS		34,872	21,987

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity
Share capital	10	27,191	47,660
Premiums related to the share capital	10	27,781	(1,588)
Treasury shares	10	(51)	(21)
Foreign currency translation adjustment		(73)	(25)
Accumulated deficit - attributable to shareholders of Biophytis		(17,850)	(23,689)
Net loss - attributable to shareholders of Biophytis		(31,163)	(24,216)
Shareholders’ equity - attributable to shareholders of Biophytis		5,835	(1,879)
Non-controlling interests		(32)	(32)
Total shareholders’ equity (deficit)		5,803	(1,911)

Liabilities
Employee benefit obligations	13	205	183
Non-current financial liabilities	9, 12	5,518	4,367
Non-current derivative financial instruments	12	536	—
Total non-current liabilities		6,259	4,551

Current financial liabilities	9, 12	12,036	10,213
Provisions	14	—	75
Trade payables	9, 5.1	7,606	6,940
Tax and social liabilities	15.2	1,998	1,780
Current derivative financial instruments	12	788	13
Other creditors and miscellaneous liabilities	15.3	381	328
Total current liabilities		22,810	19,348

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		34,872	21,987

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

		FOR THE YEARS ENDED DECEMBER 31,
(amounts in thousands of euros, except share and per share data)	Notes	2020	2021	2022
Revenue		—	—	—
Cost of sales		—	—	—
Gross margin		—	—

Research and development expenses, net	16.1	(9,921)	(19,665)	(16,034)
General and administrative expenses	16.2	(4,021)	(7,150)	(7,237)
Operating loss		(13,942)	(26,815)	(23,272)

Financial expenses		(1,531)	(2,517)	(2,564)
Financial income		34	24	983
Change in fair value of financial instruments		(10,080)	(1,856)	637
Net financial expense	17	(11,575)	(4,349)	(944)

Loss before taxes		(25,517)	(31,164)	(24,216)

Income taxes benefit		—	—	—
Net loss		(25,517)	(31,164)	(24,216)

Attributable to shareholders of Biophytis		(25,517)	(31,163)	(24,216)
Non-controlling interests		—	(1)	—

Basic and diluted weighted average number of shares outstanding		59,974,486	118,282,679	174,839,276
Basic loss per share (€/share)	19	(0.43)	(0.26)	(0.14)
Diluted loss per share (€/share)	19	(0.43)	(0.26)	(0.14)

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE PROFIT OR LOSS

	FOR THE YEARS ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Net loss for the year	(25,517)	(31,164)	(24,216)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	(14)	23	80
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	10	—	48
Other comprehensive profit or loss	(4)	23	128

Total other comprehensive profit orloss	(25,521)	(31,141)	(24,089)

Attributable to shareholders of Biophytis	(25,521)	(31,140)	(24,089)
Non-controlling interests	—	(1)	—

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

								Split
								accounting
								impact
								related to
								convertible
								notes and
								warrants		Shareholders’
		Share		Premiums	Accumulated	Foreign		attached to		equity -
		capital –		related to	deficit	currency	Share	non -		Attributable to	Non-
		number of	Share	the share	and net	translation	based	convertible	Treasury	shareholders	controlling	Shareholders’
(amounts in thousands of euros, except share data)	Notes	shares	capital	capital	loss	adjustment	payment	bonds	Shares	of Biophytis	interests	equity
As of December 31, 2019		23,963,254	4,793	45,478	(64,105)	(82)	4,736	944	(17)	(8,253)	(31)	(8,284)
Net loss for the period		—	—	—	(25,517)	—	—	—	—	(25,517)	—	(25,517)
Other comprehensive profit or loss		—	—	—	(14)	10	—	—	—	(4)	—	(4)
Total other comprehensive profit or loss		—	—	—	(25,531)	10	—	—	—	(25,521)	—	(25,521)
Conversion of convertible notes	12	22,628,683	4,526	10,186	—	—	—	—	—	14,712	—	14,712
Share capital increase	12	49,295,005	9,858	13,628	—	—	—	—	—	23,486	—	23,486
Exercise of warrants	11	4,870,155	974	341	—	—	—	—	—	1,315	—	1,315
Subscription of warrants	11		—	449	—	—	—	—	—	449	—	449
Allocation of premiums to retained earnings			—	(44,047)	44,047	—	—	—	—	—	—	—
Treasury shares net movements			—	—	—	—	—	—	(25)	(25)	—	(25)
Gains and losses, net related to treasury shares			—	—	61	—	—	—	—	61	—	61
Equity settled share-based payments	11		—	—	—	—	785	—	—	785	—	785
Biophytis shares to be received from Negma	12.2.1				(1,212)					(1,212)		(1,212)
Costs incurred in relation to public offering on the Nasdaq	10		—	(787)	—	—	—	—	—	(787)	—	(787)
Costs incurred in relation to equity transactions	10		—	(2,709)	—	—	—	—	—	(2,709)	—	(2,709)
As of December 31, 2020		100,757,097	20,151	22,538	(46,740)	(72)	5,521	944	(42)	2,299	(31)	2,268
Net loss for the period					(31,163)					(31,163)	(1)	(31,164)
Other comprehensive profit or loss					23					23	—	23
Total other comprehensive profit or loss			—		(31,140)					(31,140)	(1)	(31,141)
Conversion of convertible notes	12	16,379,256	3,276	7,664	—	—	—	—	—	10,940	—	10,940
Share capital increase	10	16,950,000	3,391	16,814	—	—	—	—	—	20,205	—	20,205
Exercise of warrants	11	1,867,304	373	369	—	—	—	—	—	742	—	742
Cancellation of 2018 Kreos warrants	12.2.3	—	—	—	—	—	—	(47)	—	(47)	—	(47)
Biophytis shares delivered to Negma	12.2.1	—	—	—	1,521	—	—	—	—	1,521	—	1,521
Allocation of premiums to retained earnings (1)		—	—	(17,505)	17,505	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	—	(9)	(9)	—	(9)
Gains and losses, net related to treasury shares		—	—	—	2	—	—	—	—	2	—	2
Equity settled share-based payments	11	—	—	—	—	—	3,421	—	—	3,421	—	3,421
Costs incurred in relation to equity transactions (2)	10	—	—	(2,099)	—	—	—	—	—	(2,099)	—	(2,099)
As of December 31, 2021		135,953,657	27,191	27,781	(58,852)	(72)	8,942	897	(51)	5,835	(32)	5,803
Net loss for the period					(24,216)	—				(24,216)	0	(24,216)
Other comprehensive profit or loss					80	48				128	—	128
Total other comprehensive profit or loss		—			(24,136)	48				(24,089)	0	(24,089)
Conversion of convertible notes (3)		93,189,046	18,638	(7,798)	—	—	—	—	—	10,840	—	10,840
Exercise of warrants (BSA), founders’ warrants (BSPCE) and Acquisition of free shares (AGAs)		9,154,939	1,831	(1,823)	—	—	—	—	—	8	—	8
Allocation of retained earnings to premiums (1)		—	—	(19,748)	19,748				—	—	—	—
Treasury shares, net movement		—	—	—	—	—	—	—	30	30	—	30
Gains and losses, net related to treasury shares		—	—	—	(71)	—	—	—	—	—	—	(71)
Equity settled share-based payments		—	—	—	—	—	5,567	—	—	5,567	—	5,567
As of December 31, 2022		—	47,660	(1,588)	(63,312)	(25)	14,510	896	(21)	(1,880)	(32)	(1,911)
(1)	The general meetings held on May 10, 2021 and on April 4,2022 decided the allocation of premiums to accumulated deficit.
(2)	Costs incurred by the Company in relation to private placements totaling €23.5 million that occurred in February, June, July and October 2020
(3)	From April 2023, the nominal value of the share price is above the market price which explains the negative premium on conversion

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CONSOLIDATED CASH FLOWS

		FOR THE YEARS ENDED DECEMBER 31,
(amounts in thousands of euros)	Notes	2020	2021	2022
Cash flows used in operating activities
Net loss for the period		(25,517)	(31,164)	(24,216)
Adjustments to reconcile net loss to cash flows from operating activities
Amortization and depreciation of intangible and tangible assets	3, 4	280	311	484
Additions of provisions, net of reversals	13, 14	34	39	(89)
Expenses associated with share-based payments	11	785	3,422	5,567
Financial interest		628	562	1,853
Amortization of the day one Loss	12.2	—	54	—
Changes in fair value of financial instruments	12.2	10,080	1,856	(637)
Interests on investment accounts		(1)	(4)	—
Financial indemnity, net, Negma	12.2	(34)	1,675	(1,000)
Unwinding of conditional advances and other financial expenses	12.1	452	397	22
Amortized cost of non-convertible bonds and debt component of the convertible notes	12.2	189	68	364
Operating cash flows before change in working capital requirements		(13,104)	(22,785)	(17,652)
(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)		(3,361)	1,010	(1,335)
Decrease (increase) in other non-current financial assets		(4)	(2)	—
Decrease (increase) in other receivables		(2,654)	1,297	(398)
(Decrease) increase in trade payables		(479)	380	(665)
(Decrease) increase in tax and social security liabilities		(183)	(552)	(219)
(Decrease) increase in other creditors and miscellaneous liabilities		(41)	(113)	(53)

Cash flows used in operating activities		(9,743)	(23,795)	(18,988)

Cash flows from (used in) investing activities
Acquisition of intangible and tangible assets	3, 4	(214)	(344)	(141)
Interests on investment accounts		1	4	—
Purchase of term deposits classified as other current financial assets	6	(12,500)	—	—
Decrease (increase) in short term deposits accounts		—	—	110
Sale of term deposits classified as other current financial assets		—	12,500	14
Cash flows from (used in) investing activities		(12,713)	12,160	(17)

Cash flows from financing activities
Proceeds from share capital increase	10	23,486	16,584	—
Costs paid in relation to equity transactions	10	(3,496)	(2,099)	—
Net financial indemnity received from/ (paid to) Negma	17	34	(1,675)	1,000
Subscription of warrants (BSA)	11	271	—	—
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	11	862	742	6
Proceeds from research tax credit prefinancing, net of guarantee deposit	12	1,964	3,011	1,834
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	12	(4,589)	(2,252)	(3,450)
Proceeds from conditional advances	12.1	—	400	4
Repayment of conditional advances		(136)	(279)	(224)
Financial interest paid		(628)	(562)	(662)
Conversion settled with cash payment	12.2	—	(910)	—
Proceeds from subsidies		—	—	204
Proceeds from the issuance of convertible notes and non-convertible bonds	12.2	8,730	20,484	9,510
Repayment non-convertible bonds	12.2	(3,214)	(3,550)	—
Repayment of borrowings		—	—	(1,844)
Repayment of convertible notes		(863)	—	—
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	12.2	(453)	(125)	—
Repayment of lease obligations		—	(54)	(244)
Change in short-term bank overdrafts		(15)	—	—
Cash flows from financing activities		21,953	29,715	6,134

Net effect of exchange rate changes on cash and cash equivalents		13	(1)	(3)

Increase (decrease) in cash and cash equivalents		(490)	18,079	(12,873)

Cash and cash equivalents at the beginning of the period		6,337	5,847	23,926
Cash and cash equivalents at the end of the period		5,847	23,926	11,053

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

The following information constitutes the Notes to the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

The consolidated financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on April 17 2023. The financial statements will also be subject to the approval of the general shareholders’ meeting.

Note 2: Accounting principles, rules and methods

2.1 Principles used in preparing the Financial Statements

The Financial Statements are presented in thousands of euros unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the Financial Statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

Statement of compliance

The Company has prepared its Financial Statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards, or IASB. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (IFRS Interpretations Committee, or IFRS IC, and Standing Interpretations Committee, or SIC), whose application is mandatory for the periods presented.

Due to the listing of ordinary shares of the Company on Euronext Growth Paris (formerly known as Alternext Paris) and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Financial Statements of the Company are also prepared in accordance with IFRS as adopted by the European Union, or EU, whose application is mandatory for the periods presented.

As of December 31, 2020, 2021 and 2022, all IFRS that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Financial Statements comply with IFRS as issued by the IASB and as adopted by the EU.

Going concern

Despite the loss of €24.2 million for the year ended December 31, 2022, the Board of Directors has approved the financial statements on a going concern basis. This analysis takes into account

- The level of cash and cash equivalents amounting to €11 million at December 31, 2022;

- The possible use of the ORNANE financing line put in place with Atlas (or “Atlas 2021 Contract”) which could result in additional financing of €22 million (8 tranches of €4 million nominal value each, of which the first two tranches of €4 million were issued in April and June 2022, respectively, and then part of tranche 3 was issued for €2 million)

The Company believes that the level of cash and cash equivalents, supplemented by the use of existing financing facilities, is sufficient to cover the Company’s cash requirements for the next 12 months from the date of closing of the accounts.

Accounting methods

The accounting principles adopted for the Financial Statements as of and for the year ended December 31, 2022 are the same for the years ended December 31, 2021 and December 31, 2020, except for standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2022.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2022.

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2022 in the European Union primarily concern:

-	Amendment to IFRS 3 related to the conceptual framework;
-	Amendment to IAS 37 related to onerous contracts;
-	Amendment to IAS 16 related to proceed before intended use;
-	Annual improvements to IFRS 2018-2020; and

Those amendments had no material impact on the Company’s consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of December 31, 2022, that may have a material impact on the Company’s financial statements.

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

The situation in Ukraine has not led to the use of any significant new estimates or judgments in fiscal year 2022.

The main judgments and estimates made by management relate to the following in particular:

●	The fair value measurement of founders’ warrants, warrants and free shares granted to employees, board members and advisors:
o	The fair value measurement of share-based payments is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment; and
o	The valuation assumptions adopted are disclosed in Note 11.
●	The fair value measurement of warrants issued to Negma:
o	The fair value measurement of the equity instruments issued to Negma is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9; and
o	The valuation assumptions utilized are disclosed in Note 12.2.
●	The fair value measurement of convertible notes and non-convertible bonds issued to Kreos with attached warrants:
o	The fair value measurement of the derivative related to the conversion option to Kreos and the warrants issued to Kreos is based on the Black-Scholes option valuation model which makes assumptions about complex and subjective variables. These variables notably include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the convertible notes was determined by discounting cash flows at market rate (unobservable input).
o	The valuation assumptions utilized are disclosed in Note 12.2.
●	The fair value measurement of notes convertible into ordinary shares and/or redeemable in cash with Negma and Atlas:
o	The fair value measurement of the convertible notes issued to Negma and Atlas are based on the binomial and the Longstaff Schwartz valuation model respectively which make use of assumptions and unobservable inputs. The inputs used notably include the quoted price of the Company’s shares, the expected volatility of the share price over the expected maturity of the convertible notes, and the present and future behavior of the Company and of the

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

This principle applies to all investees, including structured entities. The subsidiaries are consolidated beginning on the date on which the Company acquires control. They are deconsolidated beginning on the date on which control ceases.

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

2.4.1 Recognition of transactions in foreign currencies

Transactions in foreign currencies are converted into the Entity’s functional currency by applying the exchange rate at the date of the transactions. The monetary assets and liabilities denominated in foreign currencies are converted at the closing date into the functional currency using the rate of exchange on that date.

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

2.4.2 Translation of the financial statements of foreign subsidiaries

The financial statements of entities whose functional currency is not the euro are translated as follows:

●	assets and liabilities are translated using the closing rate of the period;
●	income statement items are translated using the average rate of the period as long as it is not called into question by significant changes in rate; and
●	equity items are translated using the historical rate.

The exchange differences arising on translation are directly recognized in other comprehensive profit or loss and maintained within shareholders’ equity under “Foreign currency translation adjustment.”

The exchange rates used for the preparation of the Financial Statements are as follows:

				Average rate
	Closing rate			FOR THE YEAR ENDED
EXCHANGE RATE	AS OF DECEMBER 31,			DECEMBER 31
	2020	2021	2022	2020	2021	2022
BRL	6.3735	6.3101	5.6386	5.8943	6.3779	5.4399
USD	1.2271	1.1326	1.0666	1.1422	1.1827	1.0530

2.5 Impact of the COVID-19 health crisis and situation in Ukraine on the December 31, 2021 and 2022 accounts

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

Neither the Covid-19 health crisis nor the situation in Ukraine had a significant impact on the Company’s operations for 2022.

2.6 Intangible assets

2.6.1 Research and development expenses

Research costs are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are fulfilled:

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

In the opinion of management, due to uncertainties inherent in the development of the Company’s drug candidates, the criteria for development costs to be recognized as an intangible asset, as prescribed by IAS 38 Intangible Assets, have not been met and all development costs historically have been expensed.

2.6.2 Patents and software

Patents and software license acquisition costs are recorded as assets based on the costs incurred to acquire the related patents and licenses.

2.6.3 Amortization duration and expense

When intangible assets have a finite useful life, amortization is calculated using the straight-line method over this period, specifically:

Items	Amortization period
Development costs	Estimated useful life of the project
Acquired patents	Estimated useful life of the patents
Metabrain	19 years
Iris Pharma	20 years
Stanislas Veillet (BIO101)	19 years
Software	3 to 5 years

The depreciation expenses for intangible assets are recognized in the consolidated statement of profit or loss under:

●	“General and administrative expenses” for depreciation of softwares
●	“Research and development expenses” for patents.

The value of intangible assets that have a finite life is tested when there is any indication that it may be impaired. The quantitative and qualitative factors are reviewed at each reporting date, in particular factors linked to research and development portfolio, pharmacovigilance, patents litigation and new competitors. When a factor indicates that an asset may have lost value, Biophytis estimates its recoverable value. The test consists of comparing the net book value of these assets with their recoverable amount. The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell. When the net book value exceeds the recoverable amount, an impairment loss is recognized for the difference.

2.7 Property, plant and equipment

Property, plant and equipment are initially valued at their cost of acquisition (purchase price and incidental expenses to ready the assets for their intended use) or their cost of production by the Company.

Assets are depreciated on a straight-line basis over their useful life.

They are depreciated using the straight-line method over the following periods:

Items	Depreciation periods
General facilities, fixtures and fittings	3 to 15 years
Technical installations, equipment and tooling	5 to 7 years
Office and IT equipment	3 to 5 years
Furniture	3 to 5 years
Transport equipment	3 to 5 years

The depreciation expenses for property, plant and equipment are recognized in the consolidated statement of profit or loss under:

●	“General and administrative expenses” for depreciation of facilities, fixtures and fittings, office and IT equipment, and furniture; and
●	“Research and development expenses” for depreciation of laboratory equipment.

2.8 Lease agreements

Items held under lease agreements as defined by IFRS 16, Leases, and that do not meet the criteria for accounting exemptions for tenants (low-value asset leases and short-term agreements of less than 12 months) are shown as right of use assets in the statement of consolidated financial position. The corresponding liability is reported under “Financial liabilities” as a lease liability.

Leases payments that meet the exemptions criteria are recognized under expenses in the consolidated statement of profit or loss on a straight-line basis over the term of the contract (refer to Note 21.1).

The right of use assets is amortized on a straight-line basis over the lease term.

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

2.10 Financial assets

As of December 31, 2020, 2021 and 2022, the financial assets of the Company are classified into two categories depending on their nature and objectives for keeping such assets in accordance with IFRS 9:

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss consist of cash and cash equivalents as of December 31, 2022 and 2021.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category as determined at each reporting date are presented in the consolidated statement of profit or loss within “Financial income (loss)” in the period in which they arise.

Other financial assets may also voluntarily be classified in this category if the criterias are met in accordance with IFRS 9.

Financial assets at amortized cost

Financial assets at amortized cost are mainly non-current financial assets, other current financial assets, loans and other receivables measured at amortized cost using the effective interest rate method, adjusted for expected credit losses.

Impairment of financial assets measured at amortized cost

The Company considers that a financial asset is impaired according to the expected loss method in order to take into account any defaults during the asset holding period. The amount of the expected loss is recognized in the statement of financial position. Impairment losses are recognized in the consolidated statement of profit or loss.

2.11 Cash and cash equivalents

Cash and cash equivalents recognized in the statement of consolidated financial position include bank deposits, cash at hand and short-term deposits with an initial maturity of less than three months.

Cash equivalents are easily convertible into a known amount of cash and are subject to an insignificant risk of changes in value. They are held for the purpose of meeting short term cash commitments They are assessed at fair value and changes in value are recognized under “Financial income (loss)”.

2.12 Fair value of financial instruments

Borrowings and financial debts (excluding derivative financial instruments and convertible notes issued to Kreos, Negma and Atlas) are initially recognized at fair value minus transaction costs and subsequently measured at amortized cost, measured using the effective interest rate (EIR) method.

Convertible notes issued to Atlas and Negma, and derivatives related to Kreos financing were measured at fair value through profit or loss in accordance with IFRS 9.

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

The Company’s financial instruments that are recognized at fair value through profit or loss are derivative financial instruments and convertible notes issued to Kreos and Atlas (see Note 12.2), which are classified as Level 3.

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

They are recognized in accordance with IAS 20 Accounting for government’s grants and disclosures of governments assistance. These are financial advances granted at interest rates lower than those of the market and are valued at amortized cost in accordance with IFRS 9, as follows:

●	The rate advantage is determined by using a discount rate corresponding to a market rate at the grant date. The amount resulting from the rate advantage obtained at the grant date of the conditional advance is considered as a subsidy recognized in the consolidated statement of profit or loss; and
●	The financial cost of the conditional advances calculated at market rates is subsequently recognized in financial expenses.

The subsidies related to the rate advantage are presented as a reduction under the “Research and Development” line item.

These advances are recognized in “Non-current financial liabilities” or “Current financial liabilities” depending on their maturities. In the event of failure of the project, the debt is written off and recognized as a subsidy.

Subsidies

Government grants are recognised when there is reasonable assurance that the entity will comply with the relevant conditions and the grant will be received.

Operating subsidies are deducted from research and development expenses.

Research tax credit

The Company benefits from certain incentives of the French General Tax Code relating to research tax credits.

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

The Company considers the research tax credit received from French Tax Authorities as government grants based on the fact that the tax credits are received independently from income tax payments. The Company recognizes these credits as other current receivables given the expected time of collection. These credits are presented in the consolidated statement of profit or loss as credits to research and development expense.

Research tax credits are subject to audit by the French Tax Authorities.

2.15 Other Receivables

Other receivables include the nominal book value of the CIR research tax credit which is recognized when expenses eligible to the research tax credit are incurred.

2.16 Capital

Classification as equity depends on the specific analysis of the characteristics of each instrument issued. The Company’s ordinary shares are classified as equity instruments.

Costs directly attributable to the issuance of shares are recognized, net of tax, as a reduction from shareholders’ equity.

2.17 Share-based payments

Since its incorporation, the Company has implemented several compensation plans settled in equity instruments in the form of warrants (“BSA”), founders’ warrants (“BSPCE”) and free shares (“AGA”) attributed to employees and board members.

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

Retirement plans, related payments and other company benefits which are classified as defined benefit plans (plans in which the Company undertakes to guarantee a defined amount or level of benefit) are recognized in the statement of consolidated financial position on the basis of an actuarial valuation of the commitments at the end of the period, after deduction of the fair value of the related plan assets dedicated to them.

This valuation is based on the projected unit credit method, taking into account staff turnover and mortality rates. Any actuarial variances are recognized in “Other comprehensive profit orloss.”

The payments made by the Company for defined contribution plans are recognized as expense in the consolidated statement of profit and loss for the period to which they relate.

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

During the year ended December 31, 2021, the Company issued non-convertible bonds and convertible notes to Kreos. Non-convertible bonds and debt component of the convertible notes were initially recorded at fair value minus transaction costs and subsequently measured at amortized cost.

The accounting treatment of this compound financial instrument is detailed in Note 12.2.3.

Financial liabilities recognized at fair value through profit or loss

During the years ended December 31, 2020, 2021 and 2022, the Company issued notes convertible into ordinary shares and/or redeemable in cash, with attached warrants to Negma and Atlas. This financial instrument includes: a hybrid component related to the convertible notes (measured at fair value through profit or loss in accordance with IFRS 9) and an equity instrument related to the warrants (measured at fair value at the issuance date in equity instruments in accordance with IAS 32).

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

The accounting treatment of this hybrid financial instrument is detailed in Notes 12.2.1, 12.2.2 and 12.2.3.

2.21 Income tax

The tax assets and liabilities payable for the fiscal year and the previous fiscal year are valued at the amount that the Company expects to recover from or pay to the tax authorities.

The tax rates and the tax regulations used to determine these amounts are those which have been enacted or substantively enacted at the balance sheet date.

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

Note 3: Patents and software

(amounts in thousands of euros)	Patents	Software	Total
GROSS AMOUNT
As of January 1, 2021	3,380	32	3,412
Addition	272	—	272
Disposal	—	—	—
As of December 31, 2021	3,652	32	3,684
Addition	90	—	90
Disposal	(2)	—	(2)
As of December 31, 2022	3,740	32	3,772

AMORTIZATION
As of January 1, 2021	715	24	739
Increase	180	8	188
Decrease	—	—	—
As of December 31, 2021	895	32	927
Increase	190	—	190
Decrease	—	—	—
As of December 31, 2022	1,085	32	1,117

NET BOOK VALUE
As of January 1, 2021	2,665	8	2,673
As of December 31, 2021	2,757	—	2,757
As of December 31, 2022	2,655	—	2,655

No impairment was recognized on intangible assets of the Company in the years ended December 31, 2021, and 2022, respectively.

The Company co-owns certain patents with state-owned partners.

As part of the Intellectual Property agreement signed with the Company’s CEO (see Note 20.2) and its amendment, the total patents rights acquired from the Company’s CEO as of December 31, 2022 amounted to €1,440 thousand (€1,350 thousand as of December 31, 2021) and are amortized over a 19-year period.

Of this amount, €180 thousand, €270 thousand and €90 thousand were paid to the Company’s CEO in 2020, 2021 and 2022, respectively. The remaining amount was applied to the CEO’s subscription and the exercise of Founders warrants in 2020 (see Note 11).

Note 4: Property, plant and equipment

		Equipment	Fixture	Office, IT
	Equipment	and tooling	and	equipment,	Buildings
(Amounts in thousands of euros)	and tooling	(right of use)	fittings	furniture	(right of use)	Total
GROSS AMOUNT
As of January 1, 2021	297	181	85	94	—	657
Addition	43	—	29	—	500	572
Exchange effect	—	—	—	2	—	2
As of December 31, 2021	340	181	114	96	500	1,231
Addition	1	271	20	31		322
Cession	(14)	—				(14)
Exchange effect	—	—	8	1	—	8
As of December 31, 2022	327	452	143	127	500	1,548

DEPRECIATION
As of January 1, 2021	212	180	85	67	—	544
Increase	38	1	21	6	56	122
Exchange effect	—	—	—	2	—	2
As of December 31, 2021	250	181	106	75	56	668
Increase	41	30	5	11	222	309
Decrease	(14)	—	—	—	—	(14)
As of December 31, 2022	278	211	112	85	277	964

NET BOOK VALUE
As of January 1, 2021	85	1	—	26	—	114
As of December 31, 2021	90	—	8	21	444	563
As of December 31, 2022	49	241	31	41	223	584

No impairment was recognized on tangible assets of the Company in the years ended December 31, 2021, and 2022, respectively.

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

The increase in depreciation in 2022 on buildings relate to the full year effect of depreciation of the lease for the Company’s headquarters.

Note 5 : Non-current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Cash reserve related to the liquidity agreement	72	38
Guarantee deposit related to the 2021 Kreos loan contract (see note 12.2.3)	104	126
Miscellaneous	10	9
Total non-current financial assets	186	173

Note 6: Other current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Guarantee deposit as part of the research tax credit prefinancing from NEFTYS (see note 12)	584	590
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	320	—
Short term deposits	—	—
Total other current financial assets	904	590

These short-term deposits were recorded under current financial assets.

As of December 31, 2022 and December 31, 2021, no short-term deposit has been recorded under financial assets.

The guarantee deposit related to the Kreos 2018 non-convertible bonds contract, amounting €320 thousand as of December 31, 2021, has been reimbursed as the contract is terminated in 2022.

Note 7: Other receivables and prepaid expenses

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Research tax credit (1)	3,941	3,904
Value added tax	1,008	956
Prepaid expenses (2)	1,418	1,574
Suppliers – advances payment and debit balance	125	488
Receivable from CACEIS in relation with the exercises of BSA/BSPCE	2	4
Miscellaneous	42	8
Total other receivables and prepaid expenses	6,536	6,934
(1)	Research tax credit (CIR)

Subject to certain conditions (see Note 2.15), CIR is payable by the government in the year following its recognition when there is no taxable net income to be offset. Those conditions are met by Biophytis as of December 31, 2022.

CIR recorded for the years ended December 31, 2021 and December 31, 2022 are:

●	CIR 2021: €4,080 thousand; and
●	CIR 2022: €3,364 thousand.

In December 2021, a portion of the CIR receivables for 2021 was prefinanced with NEFTYS (see note 12).

In December 2022, a portion of the CIR receivables for 2022 was prefinanced with NEFTYS (see note 12).

(2)	Prepaid expenses mainly relate to research services provided by an external provider.

Note 8: Cash and cash equivalents

Cash and cash equivalents are broken down as follows:

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Bank accounts	16,926	6,060
Short term deposits	7,000	4,993
Total cash and cash equivalents	23,926	11,053

Cash and cash equivalents are mainly held in euros.

As of December 31, 2021, the Company owned two short-term deposits for a total amount of €7,000 thousand with initial maturity of 1 month:

●	A short-term deposit of €2,000 thousand with a maturity in January 1, 2022 and an interest rate of 0.03%;

●	A short-term deposit of €5,000 thousand with a maturity in January 26, 2022 and an interest rate of 0.03%.

As of December 31, 2022, the Company owned two short-term deposits for a total amount of € 5,000 thousand with initial maturity of 1 month:

●	A short-term deposit of € 1,000 thousand with a maturity in January 8, 2023 and an interest rate of 0.8%;
●	A short-term deposit of € 4,000 thousand with a maturity in January 29, 2023 and an interest rate of 0.8%.

In accordance with IAS 7, these short-term deposits were recorded under cash and cash equivalents as (i) their initial maturity is less than three months, (ii) they are easily convertible into a known amount of cash and (iii) are subject to an insignificant risk of changes in value.

Note 9: Financial assets and liabilities and impacts on consolidated statement of profit or loss

The Company’s financial assets and liabilities are measured as follows as of December 31, 2021 and 2022, respectively:

	AS OF DECEMBER 31, 2021
			Measurement – Statement of financial
			position (IFRS 9)
	Measurement –		Fair value
	Statement of	Fair	through profit
(amounts in thousands of euros)	financial position	value	or loss	Amortized cost
Non-current financial assets	186	186		186
Other receivables (excluding prepaid expenses)	5,119	5,119	—	5,119
Other current financial assets	904	904	—	904
Cash and cash equivalents	23,926	23,926	23,926	—
Total assets	30,135	30,135	23,926	6,209
Non-current financial liabilities	5,518	5,518	—	5,518
Non-current derivative financial instruments	536	536	536	—
Current financial liabilities	12,037	12,037	6,627	5,409
Current derivative financial instruments	788	788	788	—
Trade payables	7,606	7,606	—	7,606
Tax and social liabilities	1,998	1,998	—	1,998
Other creditors and miscellaneous liabilities	381	381	—	381
Total liabilities	28,863	28,863	7,951	20,913

	AS OF DECEMBER 31, 2022
			Measurement – Statement of financial
			position (IFRS 9)

	Measurement –		Fair value
	Statement of		through profit
(amounts in thousands of euros)	financial position	Fair value	or loss	Amortized cost
Non-current financial assets	173	173	—	173
Other receivables (excluding prepaid expenses)	6,934	6,934	—	6,934
Other current financial assets	590	590	—	590
Cash and cash equivalents	11,053	11,053	11,053	—
Total assets	18,749	18,749	11,053	7,696
Non-current financial liabilities	4,367	4,117	—	4,367
Non-current derivative financial instruments	—	—	—	—
Current financial liabilities	10,213	10,308	6,660	3,552
Current derivative financial instruments	13	13	13	—
Trade payables	6,940	6,940	—	6,940
Tax and social liabilities	1,780	1,780	—	1,780
Other creditors and miscellaneous liabilities	328	328	—	328
Total liabilities	23,640	23,485	6,673	16,967

The impact of the Company’s financial assets and liabilities on the consolidated statement of profit or loss are as follows for the years ended December 31, 2021 and 2022:

	AS OF DECEMBER 31,
	2021		2022
		Change in fair		Change in fair
(amounts in thousands of euros)	Interest	value	Interest	value
Profit or loss impact of liabilities
Liabilities at fair value : derivative financial instruments	—	(150)	—	1,312
Liabilities at fair value : convertible notes	—	(1,707)	—	637
Non-convertible bonds at amortized costs and interest of convertible notes issued to Kreos	(545)	—	(1,597)	—
Liabilities at amortized cost: advances	(33)	—	(29)	—

Note 10: Share capital

	AS OF DECEMBER 31,
	2021	2022
Share capital (in thousands of euros)	27,191	47,660

Number of outstanding shares	135,953,657	238,297,642

Nominal value per share (in euros)	0.20	€0.20	€

Share capital and issue premium

As of December 31, 2022, the share capital of the Company was €47,659,528.60 divided into 238,297,642 fully subscribed ordinary shares with a nominal value of €0.20 per share.

Outstanding shares exclude warrants (“BSA”) granted to certain investors, free shares and founders’ warrants (“BSPCE”) granted to certain employees and members of the Board of Directors that have not yet been exercised.

As of December 31, 2022, the premiums of the Company were €(1,588) thousand. The general meeting held on April 4, 2022 decided the allocation of premiums to accumulated deficit for amount of €19,747 thousand.

Changes in share capital

For the year ended December 31, 2020:

The Company completed several private placements during the period totaling €23,486 thousand (share capital increase of €9,859 thousand and an issue premium of €13,627 thousand), which can be detailed as follows:

●	In February 2020: a private placement amounting to €3.3 million through the issuance of 12,394,071 new shares at a share price of €0.27. This transaction generated a share capital increase of €2,479 thousand and an issue premium of €868 thousand.
●	June 2020:
o	issuance of 2,050,000 new shares at a share price of €0.68, reserved for Negma, pursuant to summary judgement dated May 7, 2020 (see Note 12.2). This transaction generated a capital increase of €410 thousand and an issue premium of €984 thousand.
o	a private placement of €4.0 million by issuing 6,060,606 new shares at a share price of €0.66. This transaction generated a capital increase of €1,212 thousand and an issue premium of €2,788 thousand.

●	In July 2020: a private placement amounting to €6.1 million by issuing 9,563,732 new shares at a share price of €0.642. This transaction generated a capital increase of €1,913 thousand and an issue premium of €4,227 thousand.
●	In October 2020: a private placement amounting to €10 million through the issuance of 21,276,596 new shares at a share price of €0.47. This transaction generated a share capital increase of €4,255 thousand and an issue premium of €5,745 thousand.

The Company converted certain bonds into new shares in the year ended December 31, 2020 which can be detailed as follows:

●	68 bonds held by Negma were converted into new shares generating the issuance of 3,400,000 shares with a share price of €0.20, or a capital increase of €680 thousand, and an issue premium of -€6 thousand (based on the fair value of shares issued at the date of conversion).
●	330 bonds held by Atlas were converted into new shares generating the issuance of 17,178,683 shares with a share price of €0.20, representing a capital increase of €3,436 thousand and an issue premium of €9,208 thousand (based on the fair value of shares issued at the date of conversion).
●	Pursuant to a summary judgement dated May 7, 2020, 41 bonds held by Negma were converted into new shares generating the issuance of 2,050,000 shares with a share price of €0.20, representing a capital increase of €410 thousand and an issue premium of €984 thousand.

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

For the year ended December 31, 2022:

During the year ended December 31, 2022, 396 bonds held by Atlas were converted into new shares generating the issuance of 93,189,046 shares with a share price of €0.20, representing a capital increase of €18,638 thousand and an issue premium of €(7,798) thousand (based on the fair value of shares issued at the date of conversion).

Following the exercise of warrants and acquisition of free shares during the period, the share capital was increased by €1,831 thousand through the issuance of 9,154,939 new shares (22,960 related to the warrants and 9,131,979 related to free shares), with a premium totaling €(1,823) thousand.

In total, the share capital was increased by €20,469 thousand through the issue of 102,343,985 new shares, with an issue premium of a total amount of €(9,621) thousand.

Distribution of dividends

The Company did not distribute any dividends during the years ended December 31, 2021 and 2022, respectively.

Capital management

The Company’s policy is to maintain a solid capital base in order to preserve the confidence of investors and creditors and to support future growth.

In this respect, the Company entered into a liquidity agreement with Banque Parel. In connection with this liquidity agreement:

●	240,026 treasury shares were recognized at cost (€21 thousand) as a reduction from shareholders’ equity as of December 31, 2022, 100,793 treasury shares were recognized at cost (€50 thousand) as a reduction from shareholders’ equity as of December 31, 2021 and 48,228 treasury shares were recognized at cost (€43 thousand) as a reduction from shareholders’ equity as of December 31,2020; and
●	€38 thousand of cash was included in non-current financial assets as of December 31, 2022, €72 thousand of cash was included in non-current financial assets as of December 31, 2021 and €80 thousand of cash was included in non-current financial assets as of December 31, 2020.

Note 11: Warrants, founders’ warrants and free shares

BSA warrants issued to investors

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

Each warrant gives its holder the right to subscribe to one new Biophytis share. Total subscriptions amounted to €449 thousand in 2020. During the periods ended December 31, 2020, 2021 and 2022, warrants were exercised for €1,042 thousand, €302 thousand and €6 thousand respectively.

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

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2021 are summarized in the table below:

Number of
		Number of outstanding warrants					shares which
		As of					can be
Type	Grant date	1/1/2021	Granted	Exercised	Lapsed	As of 12/31/2021	subscribed
Warrants 2020	04/07/2020	3,615,566	—	(1,122,695)	—	2,492,871	2,492,871

Activity for BSA warrants issued to investors that were outstanding during the year ended December 31, 2022 are summarized in the table below:

							Number of
		Number of outstanding warrants					shares which
		As of					can be
Type	Grant date	1/1/2022	Granted	Exercised	Lapsed	As of 12/31/2022	subscribed
Warrants 2020	04/07/2020	2,492,871	—	(22,902)	—	2,469,969	2,469,969
Total		2,492,871		(22,902)		2,469,969	2,469,969

BSA warrants issued to Bracknor

In 2017, the Company issued warrants for the benefit of Bracknor Fund Ltd with an average exercise price of €3.48 per ordinary share for the purpose of a funding line that was fully repaid in 2017 and is now terminated. The number of shares that can be issued if the warrants are exercised is 442,477 ordinary shares as of December 31, 2022.

BSA warrants issued pursuant to equity-compensation plan

The following table summarizes the data related to the warrants issued pursuant to equity-compensation plans as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics			Assumptions		IFRS2 Initial
		Number of					valuation (Black-
		warrants	Maturity	Exercise			Scholes) in
Type	Grant date	granted	date	price	Volatility	Risk-free rate	thousands of euros
Warrants 2017	07/21/2017	72,000	07/21/2021	€3.30	59.95%	-0.62%	153
Warrants 2021	06/17/2022	398,476	06/17/2028	€0.097	63%	0.62%	17

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

On June 17, 2022, the Company allocated 398,476 warrants giving the right to subscribe to one new ordinary share with a nominal value of twenty-euro cents (€0.20). The issue price is €0.0048 and the strike price is €0.0967.

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the year ended December 31, 2022 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which can
Type	Grant date	As of 1/1/2022	Granted	Exercised	Lapsed	As of 12/31/2022	be subscribed
Warrants 2021	06/17/2022	—	398,476	—	—	398,476	398,476

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics				Assumptions
								IFRS 2 Initial
		Number of						valuation (Black-
		warrants		Expected	Exercise			Scholes) in
Type	Grant date	granted	Maturity date	term	price	Volatility	Risk-free rate	thousands of euros
Founders’ warrants2017-1	07/21/2017	227,000	07/21/2021	3 years	€3.30	54.07%	-0.53%	347
Founders’ warrants2017-2	07/21/2017	127,000	07/21/2021	3 years	€3.30	57.25%	-0.65%	421
Founders’ warrants2019-1	04/03/2020	1,333,333	04/03/2026	2 years	€0.27	48.36%	-0.62%	674
Founders’ warrants2019-2	04/03/2020	666,667	04/03/2026	4 years	€0.27	53.32%	-0.56%	356
Founders’ warrants2020-1	12/22/2020	999,393	12/22/2026	2 years	€0.47	57.80%	-0.77%	508
Founders’ warrants2020-2	12/22/2020	499,696	12/22/2026	4 years	€0.47	57.91%	-0.77%	284
Founders’ warrants2021-1	09/15/2021	2,919,415	09/15/2027	1 year	€0.73	79.11%	-0.73%	677
Founders’ warrants2021-2	09/15/2021	1,459,707	09/15/2027	2 years	€0.73	106.04%	-0.75%	595

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2021 are summarized in the table below:

							Number of
		Number of outstanding warrants					shares which
							can be
Type	Grant date	At 1/1/2021	Granted	Exercised	Lapsed	At 31/12/2021	subscribed
Founders’ warrants2017-1	07/21/2017	148,000	—	—	(148,000)	—	—
Founders’ warrants2017-2	07/21/2017	62,848	—	—	(62,848)	—	—
Founders’ warrants2019-1	04/03/2020	1,011,309	—	(35,739)	(99,897)	875,673	875,673
Founders’ warrants2019-2	04/03/2020	662,363	—	(17,870)	(49,948)	594,545	594,545
Founders’ warrants2020-1	12/22/2020	999,393	—	(74,346)	(199,797)	725,250	725,250
Founders’ warrants2020-2	12/22/2020	499,696	—	(37,173)	(99,898)	362,250	362,250
Founders’ warrants2021-1	09/15/2021	—	2,919,415	—	(45,645)	2,873,769	2,873,769
Founders’ warrants2021-2	09/15/2021	—	1,459,707	—	(22,823)	1,436,885	1,436,885
Total		3,383,609	4,379,122	(165,128)	(728,856)	6,868,747	6,868,747

Activity for BSPCE founder’s warrants that were outstanding during the year ended December 31, 2022 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares which
							can be
Type	Grant date	At 1/1/2022	Granted	Exercised	Lapsed	At 31/12/2022	subscribed
Founders’ warrants2017-1	07/21/2017	—	—	—	—	—	—
Founders’ warrants2017-2	07/21/2017	—	—	—	—	—	—
Founders’ warrants2019-1	04/03/2020	875,673	—	(2,152)	(42,223)	831,298	831,297
Founders’ warrants2019-2	04/03/2020	594,545	—	—	(4,303)	590,242	590,241
Founders’ warrants2020-1	12/22/2020	725,250	—	—	(84,447)	640,803	640,802
Founders’ warrants2020-2	12/22/2020	362,250	—	—	(8,607)	353,643	353,643
Founders’ warrants2021-1	09/15/2021	2,873,769	—	—	(292,376)	2,581,393	2,581,394
Founders’ warrants2021-2	09/15/2021	1,436,885	—	—	(146,188)	1,290,697	1,290,696
Total		6,868,747	—	(2,152)	(578,144)	6,288,073	6,288,073

The vesting period of these BSPCE founder’s warrants are summarized in the table below:

Type	Vesting period
Founders’ warrants2017-1	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2017-2	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders’ warrants2019-1	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2019-2	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2020-1	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2020-2	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2021-1	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023
Founders’ warrants2021-2	1/3 as of 09/15/2021 1/3 as of 09/15/2022 1/3 as of 09/15/2023

Free shares

		Characteristics			Assumptions		IFRS 2 Initial
		Number of					valuation (Black-
		warrants	Maturity				Scholes) in thousands
Type	Grant date	granted	date	Exercise price	Volatility	Risk-free rate	of euros
Free shares 2020	12/22/2020	2,500,911	N/A	N/A	N/A	N/A	2,311
Free shares 2021-1	09/15/2021	6,631,068	N/A	N/A	N/A	N/A	4,936
Free shares 2021-2	04/25/2022	1,591,334	N/A	N/A	N/A	N/A	271
Total		10,723,313					7,518

Activity for the free shares that were outstanding during the year ended December 31, 2021 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2021	Granted	Acquired	Lapsed	As of 12/31/2021	which can be issued
Free shares 2020	12/22/2020	2,500,911	—	—	—	2,500,911	2,500,911
Free shares 2021	09/15/2021	—	6,631,068	—	—	6,631,068	6,631,068
Total		2,500,911	6,631,068	—	—	9,131,979	9,131,979

Activity for the free shares that were outstanding during the year ended December 31, 2022 are summarized in the table below:

		Number of outstanding free shares					Number of shares
Type	Grant date	As of 1/1/2022	Granted	Acquired	Lapsed	As of 12/31/2022	which can be issued
Free shares 2020	12/22/2020	2,500,911	—	(2,500,911)	—	—	—
Free shares 2021-1	09/15/2021	6,631,068	—	(6,631,068)	—	—	—
Free shares 2021-2	04/25/2022	—	1,591,334	—	—	1,591,334	1,591,334
Total		9,131,979	1,591,334	(9,131,979)	—	1,591,334	1,591,334

The vesting period of these free shares are summarized in the table below:

Type	Vesting period
Free shares2020	Vesting period of 2 years followed by a holding period of 2 years
Free shares2021-1	Vesting period of 1 year followed by a holding period of 1 year
Free shares2021-2	Vesting period of 1 year followed by a holding period of 1 year

Stock based compensation expense recognized for the years ended December 31, 2021 and 2022.

(amounts in thousands of euros)

	DECEMBER 31, 2021				DECEMBER 31, 2022
		Cumulative				Cumulative
	Probable	expenses -	Expense	Cumulative		expenses -
	cost of	beginning	for the	expense to	Probable cost	beginning of	Expense for	Cumulative
Type	the plan	of period	period	date	of the plan	period	the period	expense to date
Warrants 2021	153	153	—	153	17	—	17	17
Founders’ warrants2017-1	347	347	—	347	347	347	—	347
Founders’ warrants2017-2	369	369	—	369	369	369	—	369
Founders’ warrants2019-1	640	447	124	570	640	570	74	644
Founders’ warrants2019-2	320	52	62	113	320	113	98	207
Founders’ warrants2020-1	218	257	84	341	218	341	97	433
Founders’ warrants2020-2	435	1	42	43	435	43	58	100
Founders’ warrants2021-1	838	—	339	339	838	339	209	547
Founders’ warrants2021-2	419	—	169	169	419	169	251	417
Free shares 2020	2,311	28	1,155	1,184	2,311	1,184	1,117	2,311
Free shares 2021-1	4,936	—	1,447	1,447	4,936	1,447	3,460	4,936
Free shares 2021-2	—	—	—	—	271	—	186	186
Sub-total			3,422				5,567
Social contribution (1)			308				171
Total			3,730				5,738
(1)	Free shares are subject to social contribution to be paid upon the issuance of the free shares at the term of the vesting period. This social contribution is recognized on a straight-line basis over the vesting period and adjusted at each closing based on the Company’s share price. This social contribution is recorded in social security liabilities (refer to Note 15.2) and amounted to €171 thousand as of December 31, 2022.

Note 12: Borrowings and financial liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Conditional advances	906	664
Non-convertible bonds	2,740	1,721
Convertible bonds	1,647	1,792
Non-current lease obligations	225	190
Non-current financial liabilities	5,518	4,367
Non-current derivative financial instruments	536	—

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Conditional advances	377	418
Non-convertible bonds	1,524	1,017
Convertible notes	6,627	6,462
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables (1)	3,287	2,035
Current lease obligations	221	280
Current financial liabilities	12,036	10,213
Current derivative financial instruments	788	13
(1)	Financial liabilities related to the prefinancing of a portion of the research tax credit (CIR) receivables

A portion of the 2021 and 2022 CIR receivables was prefinanced by FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 3 with NEFTYS CONSEIL SARL as arranger, or NEFTYS in 2021 and 2022, respectively. Consequently, the Company recorded:

●	a liability for the amount due to NEFTYS at the time of CIR collection;
●	a financial asset for the amounts deducted by NEFTYS on the receivables sold (considered as a guarantee deposit, see Note 6), and
●	a current asset for the CIR research tax credits payable by the French State.

In accordance with IFRS 9, the financial liability due to NEFTYS was determined using the amortized cost method:

●	CIR 2021: €3,287thousand as of December 31, 2021; and
●	CIR 2022: €2,035 thousand as of December 31, 2022.

Breakdown of financial liabilities by maturity, at value on redemption

The maturity of financial liabilities is broken down as follows:

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2022	< 1 year	1 to 5 years	> 5 years
Conditional advances	1,083	418	664
Non-convertible bonds	2,685	981	1,704	—
Convertible notes	8,255	6,462	1,792
Lease liabilities	470	280	190	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,035	2,035		—
Total financial liabilities	14,527	10,177	4,350	—
Derivative financial instruments	13	13	—	—

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2021	< 1 year	1 to 5 years	> 5 years
Conditional advances	1,284	378	746	160
Non-convertible bonds	4,264	1,524	2,740	—
Convertible notes	8,274	6,627	1,647	—
Lease liabilities	446	221	225	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	3,287	3,287	—	—
Total financial liabilities	17,555	12,037	5,358	160
Derivative financial instruments	1,324	788	536	—

12.1 Conditional advances

The table sets out the changes in conditional advances:

(amounts in thousands of euros)	BPI - Sarcob	BPI – BIO101	AFM – Téléthon	BPI – BIO201	Total
As of January 1, 2021	112	677	378	—	1,167
(+) Proceeds from conditional advances	-	—	—	400	400
(-) Repayment	(59)	(220)	—	—	(279)
Subsidies	—	—	—	(38)	(38)
Financial expenses	3	18	8	5	33
As of December 31, 2021	56	474	386	367	1,283
(+) Proceeds from conditional advances	—	—	—	—	—
(-) Repayment	(59)	(165)	—	—	(225)
Subsidies	—	—	—	—	—
Financial expenses	1	15	8	7	31
Others	2	—	(9)	—	(7)
As of December 31, 2022	—	324	385	373	1,083

Breakdown of conditional advances by maturity, at value on redemption

(amounts in thousands of euros)	BPI -Sarcob	BPI - BIO101	AFM – Téléthon	BPI - BIO201	Total
As of December 31, 2022	—	324	385	373	1,083
Less than one year	—	269	91	—	360
One to five years	—	55	294	373	722
More than five years	—	—	—	—	—

(amounts in thousands of euros)	BPI -Sarcob	BPI – BIO101	AFM – Téléthon	BPI – BIO201	Total
As of December 31, 2021	59	495	400	400	1,354
Less than one year	59	220	100	—	379
One to five years	—	275	300	240	815
More than five years	—	—	—	160	160

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

The repayment of this conditional advance is subject to the successful completion of the project:

●	In case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received); and
●	In case of successful completion, repayment over a 5-year period will commence in September 2024.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e., under conditions more favorable than market rates).

The difference between the amount of the advance at historical cost and the advance discounted at market rates is accounted for as a public grant.

As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2022, €178 thousand was recorded as deferred income since 53% of the budget of research and development expenses were incurred on that project at the closing date (see Note 15.3).

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

During the year ended December 31, 2021, Biophytis has:

●	paid the contractual penalties alleged by NEGMA (€910 thousand);
●	delivered the 2,050,000 shares already created (fair value of €1,521 thousand);
●	issued 4,950,000 new shares to Negma Group (fair value of €3,619 thousand).

As of December 31, 2021, the financial liability due to Negma Group is nil.

12.2.2 Issuance of convertible notes to ATLAS – 2020 Atlas Contract

ATLAS ORNANE - 2020 Atlas
(amounts in thousands of euros)	Contract
As of January 1, 2021 - Convertible notes - Current	—
(+) Net proceeds (1)	14,550
(+/-) Change in the fair value of financial liabilities	3,017
(-) Conversion	(10,940)
As of December 31, 2021 - Convertible notes - Current	6,627
(+/-) Change in the fair value of financial liabilities	(546)
(-) Conversion	(6,081)
As of December 31, 2022 - Convertible notes - Current	—
(1)	Net proceeds of € 14,550 thousand (subscription price of 97% of the nominal value of €15,000 thousand) in 2021.

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

As of the 31 December 2022, all the convertible bonds related to this contract have been converted.

Main characteristics of the ORNANE note warrants

The 960 “note warrants” for a 3 years period require their holder to exercise them, at the Company’s request, in tranches of 120 warrants each. Each warrant grants its holder the right to one ORNANE. “Note warrants” may not be transferred and are not subject to a request for admission to trading on the Euronext Growth market.

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

The table below summarizes the key inputs to measure the fair value of the convertible notes:

Conversion option	Tranche 7		Tranche 8
	As of the issue	As of	As of the issue	As of
	date	December	date	December
ATLAS 2020	(09/20/2021)	31, 2022	(12/19/2021)	31, 2022
Number of outstanding convertible notes	120	—	120	—
Conversion price	€0.74	—	€0.44	—
Volatility	46%	—	59%	—
Risk-free rate	-0.68%	—	-0.78%	—
Fair value of the convertible notes (in thousands of €)	3,518	—	3,646	—

As of December 31, 2022, all of the convertible bonds issued to Atlas under this contract have been converted.

12.2.3 Issuance of convertible notes to ATLAS – 2021 Atlas Contract

ATLAS ORNANE - 2021 Atlas
(amounts in thousands of euros)	Contract
As of January 1, 2022 - Convertible notes - Current	—
(+) Net proceeds (1)	9,590
(+/-) Change in the fair value of financial liabilities	1,221
(-) Conversion	(4,349)
As of December 31, 2022 - Convertible notes - Current	6,462
(1)	Net proceeds of €9,590 thousand (subscription price of 96 % of the nominal value of €10,000 thousand) in 2022.

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

The bond tranches are issued with a discount of 4% of the nominal. A commitment commission of 500,000 euros will be paid over the various draws, at the rate of 12% per draw.

The convertible notes agreement with ATLAS imposes certain operating and financial restrictions. These covenants may limit the ability of the parent’s company and the ability of its subsidiaries, under certain circumstances, to, among other things:

●	incur additional indebtedness;
●	create or incur liens;
●	sell or transfer assets; and
●	pay dividends and distributions.

As of December 31, 2022, there is no breach to any of these covenants.

This agreement also contains certain customary affirmative covenants and events of default, including a change of control.

As of December 2022, the Company issued two tranches of 160 ORNANEs each and half of the third tranch for a total of €10 million and 400 ORNANEs as part of its 2021 bond financing agreement with Atlas.

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

The fair value is measured using a Longstaff Schwartz valuation model. Given that the maturity of the bonds is expected to be short, the day one loss (including the redemption premium and/or issuance premium) is immediately recognized in profit or loss.

As of December 31, 2021, no tranche of convertible notes related to the 2021 Atlas Contract were issued.

As of December 31, 2022, The Company issued 400 ORNANE bonds (first and second tranches plus half of the third tranch) for a total amount of 10 million euros under the ATLAS 2021 Contract. Issue premiums were paid for 400 thousand euros transaction costs for 90 thousand euros, structuration fees for 45 thousand euros, commission fees for 240 thousand euros and adviser fee for 15 thousand euros.

Conversion option	Tranche 1		Tranche 2		Tranche 3
	As of the	As of	As of the	As of	As of the	As of
	issue date	December	issue date	December 31,	issue date	December 31,
ATLAS 2021	(04/11/2022)	31, 2022	(06/28/2022)	2022	(10/20/2022)	2022
Number of outstanding convertible notes	160	—	160	148	80	80
Conversion price	€0.23	—	€0.10	€0.05	€0.10	€0.05
Volatility	70%	—	70%	65%	70%	65%
Risk-free rate	0.54%	—	1.82%	3.58%	2.81%	3.39%
Fair value of the convertible notes (in thousands of €) (1)	3,840	—	3,840	4,066	1,920	2,396
(1)	The fair value of the Tranche 3 as of December 31, 2022 includes the surplus-value of the second half of the tranche (€148 thousand by sub-tranche amounting to €396 thousand for the whole tranche)

As of December 31, 2022, all of the Tranche 1 ORNANE bonds were converted and 12 ORNANE bonds of the Tranche 2.

The table below summarizes the sensitivity analysis on the valuation level of convertible bonds performed by the change in assumptions at the level of necessity:

	As of December 31, 2022
Sensitivity aanalysis	Tranche 2	Tranche 3
Fair value of the convertible notes (in thousands of €)	4,066	2,396
Increase in volatility by 5%	0	0
Decrease in volatility by 5%	0	0
Increase in credit spread by 5%	0	0
Decrease in credit spread by 5%	0	0
Increase in Risk-free rate by 1%	0	0
Decrease in Risk-free rate by 1%	(1)	(1)
Increase in conversion price by 5%	1	2
Decrease in conversion price by 5%	0	0

12.2.4 Issuance of non-convertible bonds and convertible notes to Kreos

	KREOS
	2018	KREOS	KREOS	KREOS	KREOS
	contract	2021 contract	2021	2021	2021
	Non-	Non-	contract	contract	2018	KREOS
	Convertible	Convertible	Convertible	Bifurcated	warrants	2021 day
(amounts in thousands of euros) (1)	bonds	bonds	notes	derivatives	buy-back	one gain	Total
As of January 1, 2021	4,392	—	—	—	—	—	4,392
(+) Gross proceed Tr A & B	—	3,250	2,250	—	—	—	5,500
(+)Gross proceed Tr C	—	579	—	—	—	98	677
(+/-) Fair value Adjustments	—	(536)	(590)	1,174	(48)	—	—
(-) Fees charged on the bond loan	—	(97)	(28)	—	—	—	(125)
(+/-) Fair value of derivative instruments	—	—	—	150	—	—	150
(+/-) Amortized cost	96	33	15	—	—	—	144
(-) Repayment	(3,550)	—	—	—	—	—	(3,550)
As of December 31, 2021	938	3,229	1,647	1,324	(48)	98	7,188
(+) Gross proceed Tr A & B	—	—	—	—	—	—	—
(+)Gross proceed Tr C	—	—	—	—	—	—	—
(+/-) Fair value Adjustments (2)	—	—	—	(1,311)	—	—	(1,311)
(-) Fees charged on the bond loan	—	—	—	—	—	—	—
(+/-) Fair value of derivative instruments	—	—	—	—	—	—	—
(+/-) Amortized cost	6	358	145	—	—	(45)	464
(-) Repayment	(944)	(900)	—	—	—	—	(1,844)
As of December 31, 2022	—	2,687	1,792	13	(48)	53	4,497
(1)	Financial liabilities for all columns, except for the impact of the buyback of the 2018 BSA for 48 thousand which impacts equity under IAS 32.22
(2)	Decrease in value per option: €0.35559 as of December 31, 2021 compared to €0.00584 as of December 31, 2022

Issuance of non-convertible bonds to Kreos – 2018 contract

On September 10, 2018, the Company signed a venture loan agreement and bonds issue agreement with Kreos, which provide for up to €10 million in financing to the Company through the issuance by the Company to Kreos of non-convertible bonds in four separate tranches of €2.5 million each, plus the issuance of attached warrants in connection with the first tranche. As required under the terms of the venture loan agreement, the Company pledged a security interest in the Company’s assets for the benefit of Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos. Each tranche of non-convertible bonds bore a 10% annual interest rate and had to be repaid in cash in 36 monthly installments commencing in April 2019.

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

Guarantee deposits totaling €320 thousand (€80 thousand per tranche) were withheld by Kreos from the proceeds received by the Company. The amount withheld will be deducted from the last installment to be repaid by the Company. It is presented under “Non-current financial assets” in 2020 and in “Current financial assets” in 2021. It is nil as of 31 december 2022.

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

The non-convertible debt component amounted to €0.9 million as of December 31, 2021. As of December 31, 2022, the financing is fully repaid.

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

Pursuant to the terms of the agreements, in the event conversion occurs on the repayment date, Kreos shall repay to the Company, upon issuance of the conversion shares, an amount equal to 10% of the total interest paid by the Company. In case of a partial conversion upon that date, the amount shall be reduced accordingly.

Biophytis issued for the benefit of Kreos Capital 2,218,293 warrants giving the right to subscribe to new Biophytis ordinary shares, on the basis of one share for one BSA. The warrants can be exercised over a 7-year period after being issued. The exercise price of the share warrants has been set at €0.56.

Kreos can decide to exercise only part of the warrants, in which case it will receive from the Company a cash payment determined based on a formula that takes into account the difference between the strike price of the warrants and the market price (VWAP) of Biophytis shares at the exercise date.

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

The amount of cash of €5.5 million, received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the date the funds were drawn: financial debt for tranches A and B for €(4.3) million (convertible and non-convertible), liability derivatives for premiums received on options sold for €(1.2) million (€464 thousand for conversion options and €710 thousand for BSAs issued), and financial compensation of €48 thousand for the 2018 BSAs bought back by Biophytis from KREOS.

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

In accordance with IAS 32, the redemption value of the 2018 BSAs was recognized for €48 thousand as a reduction in equity, consistent with the treatment applied to the BSAs issued in 2018.

The financial debt components are accounted for according to the principles of amortized cost, based on an average effective interest rate of 26.37% for the non-convertible tranches, and 22.85% for the convertible tranches.

Derivative instruments are valued at their Fair Value on the balance sheet, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial or PDE implemented valuation model for the conversion options, and a Black & Scholes valuation model for BSAs.

The table below presents the valuations of the conversion options:

	At issuance date	As of December	As of December
Fair value of bifurcated conversion options of tranches A and B (maturing March 2025)	(November 19, 2021)	31, 2021	31, 2022
Number of obligations in circulation	2,250,000	2,250,000	2,250,000
Number of shares that can be subscribed	2,250,000	2,250,000	2,250,000
Share price	€0.451	€0.494	€0.046
Conversion ratio	€0.648	€0.648	€0.648
Volatility over a 12 months period	85%	85%	65%
Risk-free rate	—%	—%	3.39%
Credit spread	23.14%	23.14%	23.14%
Fair value of the derivative instrument (in thousands of euros)	(464)	(536)	—
Change in the fair value of the derivative instrument (in thousands of euros)		(72)	536

The table below shows the valuations of the BSA 2021 attached to the KREOS contract:

	At issuance date	As of December 31,	As of December 31,
BSA – KREOS 2021 Derivative instruments	(December 19, 2021)	2021	2022
Number of BSAs in circulation	2,218,293	2,218,293	2,218,293
Exercise price per share	€0.56	€0.56	€0.56
Maturity	7 years	6.88 years	5.88 years
Volatility over a 12 months period	85%	85%	65%
Risk-free rate	—%	—%	3.24%
Fair value of BSA 2021 issued in favor of KREOS (in thousands of euros)	(710)	(788)	(13)
Change in the fair value of the derivative instrument (in thousands of euros)		(78)	775

The table below summarizes the sensitivity analysis on the valuation level of financial instruments performed by the change in assumptions at the level of necessity:

	As of December 31, 2022
	Non convertible	Convertible	Derivative
Sensitivity aanalysis	bonds	Bonds	instruments
Fair value of the convertible notes (in thousands of €)	(2,667)	(1,709)	13
Increase in volatility by 5%	0	0	4
Decrease in volatility by 5%	0	0	(4)
Increase in credit spread by 5%	108	130	0
Decrease in credit spread by 5%	(120)	(148)	0
Increase in Risk-free rate by 1%	27	33	1
Decrease in Risk-free rate by 1%	(28)	(34)	(1)
Increase in conversion price by 5%	0	0	1
Decrease in conversion price by 5%	0	0	0

Change in financial liabilities

								Change
								in fair					Transfer
								Value					non
				Effect of		Fair-value at		through		Transaction			current
				amortized		initial		profit or		costs	Conver—		to
		Proceeds		costs	New lease	recognition	Fair value	loss	IAS 20	Interest	sion in	Guarantee	current	12/31/2021
(amounts in thousands of euros)	12/31/2020	(As restated)	Repayment	(As restated)	obligations	As restated)	Adjustments	As restated)	Grant	As restated)	equity	deposit	As restated)	As restated)
Conditional advances	893	400	(279)	33					(38)	—			(103)	906
Non-convertible bonds	940	3,927		33			(537)			(97)			(1,524)	2,740
Convertible bonds	—	2,250		15			(590)			(28)				1,647
Non-current financial lease obligations	—		(54)		500					—			(221)	225
Non-current financial liabilities	1,833	6,577	(333)	75	500		(1,127)	—	(38)	125	—		(1,848)	5,518
Non-current financial derivative instrument	—					464		72					—	536
Conditional advances	274	—											103	377
Non-convertible bonds	3,454	—	(3,550)	96									1,524	1,524
Convertible bonds	7,357	14,550	(910)	—				1,707			(16,082)		—	6,627
CIR prefinancing debt	2,134	3,011	(2,252)	43						79		272		3,287
Current financial lease obligations	—												221	221
Current financial liabilities	13,219	17,561	(6,712)	139	—			1,707		79	(16,082)	272	1,848	12,036
Current financial derivative instrument	—					710		78					—	788

						Change in
				Effect of		fair Value	Transaction			Transfer non
				amortized	New lease	through	costs	Conversion	Guarantee	current to
(amounts in thousands of euros)	12/31/2021	Proceeds	Repayment	costs	obligations	profit or loss	Interest	in equity	deposit	current	12/31/2022
Conditional advances	906	—	(230)	14	—	—	—	—	—	(26)	664
Non-convertible bonds	2,740	—	—	282	—	—	—	—	—	(1,300)	1,722
Convertible bonds	1,647	—	—	145	—	—	—	—	—	—	1,792
Non-current financial lease obligations	225	—	—	—	216	—	—	—	—	(251)	190
Non-current financial liabilities	5,518	—	(230)	441	216	—	—	—	—	(1,577)	4,368
Non-current financial derivative instrument	536	—	—	—	—	(536)	—	—	—	—	-
Conditional advances	377	—	—	15	—	—	—	—	—	26	418
Non-convertible bonds	1,524	—	(1,844)	37	—	—	—	—	—	1,300	1,016
Convertible bonds	6,627	10,000	—	—	—	675	—	(10,840)	—	—	6,462
CIR prefinancing debt	3,287	1,834	(3,458)	39	—	—	150	—	183	—	2,035
Current financial lease obligations	221	—	(244)	—	52	—	—	—	—	251	280
Current financial liabilities	12,036	11,834	(5,546)	91	52	675	150	(10,840)	183	1,576	10,212
Current financial derivative instrument	788	—	—	—	—	(775)	—	—	—	—	13

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

This commitment only applies to employees under French law. The main actuarial assumptions used for the valuation of the retirement indemnity are as follows:

	AS OF DECEMBER 31,
	2021	2022

	Voluntary retirement
Retirement age	between 65 and 67 years old
Collective agreement	Pharmaceutical industry	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	0.98%	3.77%
Mortality table	INSEE 2017	INSEE: TH/TF 2016 - 2018
Salary increases	2.00%	3.00%
Turn-over	Medium	Medium
Social security contributions	43%	44%

The provision for the retirement indemnity has evolved as follows:

(amounts in thousands of euros)	Employee benefit obligation
As of January 1, 2021	188
Service cost	40
Interests cost	1
Actuarial gains and losses	(23)
As of December 31, 2021	205
Service cost	53
Interests cost	4
Actuarial gains and losses	(80)
As of December 31, 2022	183

Note 14: Provisions

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	01/01/2021	Additions	Reversals	provisions	12/31/2021
Provisions for litigation (1)	—	1,508	(1,508)	—	—
Provisions for risks	2	—	(2)	—	—
Total provisions	2	1,508	(1,510)	—	—

				Release of
	As of			surplus	As of
(amounts in thousands of euros)	12/31/2021	Additions	Reversals	provisions	12/31/2022
Provisions for litigation (2)	—	75		—	75
Provisions for risks	—	—	—	—	—
Total provisions	—	75		—	75
(1)	During the year 2021, the Company recorded a provision of €1,508 thousand for the fine for non-performance and penalties following the judgment rendered on July 16, 2021 by the judge of the Paris Court of Justice in charge of overseeing the execution of judgments related to the Negma litigation. This amount has been paid in 2021.
(2)	As of December 31, 2022, the Company adopted a provision of €75,000 under article 700 of the code of civil procedure in the context of the litigation between it and the company Negma.

Note 15: Current liabilities

15.1 Trade payables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Research and development suppliers	6,669	5,250
General and administrative suppliers	937	1,690
Total trade payables	7,606	6,940

The change in trade payables to research and development suppliers is primarily due to the decrease in the evolution of the debt related to research & development suppliers due to the end of phase 2-3 of the COVA project.

The increase in trade payables to general and administrative suppliers is primarily due to the costs of accounting, auditing and recruitment fees.

15.2 Tax and social liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Personnel expenses	658	855
Social security expenses	1,202	831
Other taxes	138	94
Total tax and social liabilities	1,998	1,780

Liabilities related to social security expenses include social contribution to be paid upon the issuance of the free shares at the term of the vesting period. This social contribution is recognized on a straight-line basis over the vesting period and amounted to €171 thousand as of December 31, 2022 and €310 thousand as of December 31, 2021.

15.3 Other creditors and miscellaneous liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022
Attendance fees	202	146
Deferred income (1)	175	178
Other	4	4
Total other creditors and miscellaneous liabilities	381	328
(1)	As part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand (see Note 12.1) which has been recorded as deferred income as of December 31, 2022 for €178 thousand (€202 thousand recognized as a grant).

Note 16: Details of expenses and products by function

16.1 Research and Development expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Personnel expenses	(2,553)	(4,392)	(6,179)
Purchases and external expenses	(10,459)	(19,345)	(12,991)
Other	(251)	(264)	(285)
Research and development expenses	(13,263)	(24,001)	(19,455)
Research tax credit	3,328	4,080	3,413
Subsidies	14	256	7
Research tax credit and subsidies	3,342	4,336	3,420
Research and development expenses, net	(9,921)	(19,665)	(16,034)

Research and development expenses relate to activities in connection with conducting clinical trials, non-clinical studies of the drug candidates for the treatment of age-related diseases and the treatment of severe respiratory failure in patients suffering from COVID-19.

The increase in personnel costs in 2022 compared to 2021 is due to the full year of recruitment in 2021, to the increase in the number of statutory employees, and to the impact of the share-based compensation expense related to the BSPCEs and bonus shares granted at the end of 2021 and 2022 (€3,281 thousand in 2022 versus €2,125 thousand in 2021).

The decrease in external purchases and expenses in 2022 compared to 2021 is mainly related to the end of our COVA phase 2-3 study as well as the costs of preliminary meetings with public regulatory bodies as part of the continuation of our study. post-phase 2 SARA-INT. These expenses consisted primarily of contract research organization (CRO) costs for conducting clinical trials and non-clinical studies, as well as contract development and manufacturing organization (CDMO) costs for the manufacturing scale of Sarconeos (BIO101) for filing with regulatory authorities.

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

As part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand, out of which €202 thousand was recognized as a subsidy in 2021 since 53% of the budget of research and development expenses were incurred at the closing date. No additional expenses were incurred in 2022.

16.2 General and administrative expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Personnel expenses	(1,796)	(3,107)	(4,110)
Purchases and external expenses	(2,188)	(3,991)	(2,928)
Other expenses	(37)	(52)	(199)
General and administrative expenses	(4,021)	(7,150)	(7,237)

Between 2021 and 2022, personnel expenses, including share-based compensation, for senior management and administrative staff increased by €1,002 thousand, mainly due to the replacement of Finance staff and the impact of the share-based compensation expense related to BSPCEs and bonus shares granted in 2020, 2021 and 2022.

Between 2020 and 2021, personnel expenses, including share-based payments, or general management and administrative staff increased by €1.0 million mainly due to the costs of being listed on Nasdaq, the reinforcement of the Company’s staff, mostly for business development and legal compliance, as well as to the impact of the stock based compensation expense related to Founders’ warrants and free shares granted in late 2020 and in 2021.

Other purchases and external expenses consist mainly of administrative expenses related to being a listed company in France and the United States since February 2021, accounting and auditing fees, insurance and legal fees.

16.3 Personnel expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Wages and salaries	(3,562)	(3,770)	(4,722)
Share-based payments (1)	(787)	(3,730)	(5,567)
Personnel expenses	(4,349)	(7,499)	(10,289)
(1)	The share-based payments expenses include €308 thousand as of December 31, 2021 and €171 thousand as of December 31, 2022 of social contribution recognized on a straight-line basis over the vesting period for the free shares granted during each period.

The Company’s average headcount is 23 as of December 31, 2022 compared to 27 as of December 31, 2021 and to 20 as of December 31, 2020.

Note 17: Net financial expense

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Financial interest and amortized cost of the loan agreement with Kreos(1)	(817)	(544)	(1,597)
Changes in fair value of convertible notes and derivative instruments (1) (2)	(10,080)	(1,856)	637
Negma financial indemnities (3)	—	(1,695)	—
Accrual Negma litigation provision	—	—	(75)
Other financial expenses	(231)	(166)	(31)
Transaction costs related to the issuance of convertible notes	(453)	(125)	(820)
Net financial income related to Negma returning to Biophytis damages paid (4)	34	20	990
Other financial income	1	4	(17)
Foreign exchange gains (losses)	(29)	14	(31)
Total net financial expense	(11,575)	(4,349)	(944)
(1)	Refer to Note 12.2 Convertible notes and non-convertible bonds
(2)	During the year ended December 31, 2022, the change in fair value of convertible notes and derivative instruments was related to (i) The change in fair value of the ORNANE bonds issued to ATLAS for €(675) thousand and (ii) the change in fair value of derivative liabilities for €1,312 thousand.

During the year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,306 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for €(3,017) thousand, (iii) the change in fair value of the derivative instruments for €(150) thousand.

(3)	During the year ended December 31, 2021, the financial indemnities paid to Negma is comprised of the fine for non-performance imposed by the Judgment €1,500 thousand, (iii) €100 thousand and €8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of €87 Thousand. As a result, the Company recorded financial indemnities of €1,695 thousand during the year ended December 31, 2021.
(4)	On September 8, 2022, the Paris Court of Appeal partially overturned the judgment of the Execution Judge of the Paris Court. Negma Group Ltd was ordered to return to Biophytis the sum of €1,000 thousand. This indemnity was recorded as a financial income.

Note 18: Income taxes

The Company has carried-forward tax losses of €152,234 thousand as of December 31, 2022 comprising:

●	French tax losses which can be carried forward indefinitely for €150,967 thousand;
●	U.S. subsidiary tax losses which can be carried forward were €1,338 thousand (being $1,427 thousand translated using the December 31, 2022 exchange rate), of which:
o	€963 thousand indefinitely;
o	€188 thousand expiring in 2037;
o	€144 thousand expiring in 2036; and
o	€43 thousand expiring in 2035.
●	Brazilian subsidiary tax losses for €1 thousand which can be carried forward indefinitely.

The tax rate applicable to:

●	Biophytis, is the current rate in France, i.e. 25%;
●	Biophytis Inc., is the current rate in the United States, i.e. 21%; and
●	Instituto Biophytis Do Brasil, is the current rate in Brazil, i.e. 34%.

In accordance with the accounting principles described in Note 2.22, no deferred tax asset has been recognized in the Financial Statements apart from those to offset deferred tax liabilities for the same tax juridictions and over the same period of recovery.

Reconciliation between theoretical tax and effective tax

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Net loss	(25,517)	(31,164)	(24,216)
Income taxes	—	—	—
Loss before taxes	(25,517)	(31,164)	(24,216)
Current tax rate in France	28.00%	26.50%	25%
Theoretical income tax (expense) benefit	7,145	8,258	6,054
Items not subject to tax deduction	788	880	607
Share based payments	(220)	(907)	(1,392)
Non recognition of deferred tax assets related to tax losses and temporary differences	(7,711)	(8,231)	(5,211)
Tax rate differences	(2)	—	(61)
Group income taxes (expense) benefit	—	—	—
Effective tax rate	0.0%	0.0%	0.0%

The permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Temporary differences	1,381	421	299
Losses carried forward	23,505	32,539	38,007
Total of items with a nature of deferred tax assets	24,886	32,960	38,306
			—
Temporary differences	(528)	(526)	(815)
Total of items with a nature of deferred tax liabilities	(528)	(526)	(815)
			—
Net total of deferred tax assets (liabilities)	24,358	32,434	37,491
Unrecognized deferred tax	(24,358)	(32,434)	(37,491)
Net total of deferred tax	—	—	—

Note 19: Earnings (loss) per share

	FOR THE YEAR ENDED DECEMBER 31,
	2020	2021	2022
Weighted average number of outstanding shares	60,022,714	118,332,562	174,860,545
Treasury shares	48,228	49,882	21,268
Weighted average number of outstanding shares (without Treasury shares)	59,974,486	118,282,679	174,839,276
			—
Net loss (in thousands of euros)	(25,517)	(31,164)	(24,216)
Basic loss per share (€/share)	(0.43)	(0.26)	(0.14)
Diluted loss per share (€/share)	(0.43)	(0.26)	(0.14)

As the inclusion of the Company’s awards (warrants, free shares, founders’ warrants) and convertible bonds giving right to capital on a deferred basis creates an anti-dilutive effect, those instruments were not taken into account for the presented years (see Notes 11 and 12.2).

As of December 31, 2022, there was outstanding warrants to acquire up to 2,868,387 shares, outstanding founders’ warrants to acquire up to 6,288,073 shares and outstanding 1,591,334 free ordinary shares that were granted to the founders on April 25, 2022 and will be delivered to them on April 25, 2023 after a one-year vesting period.

Note 20: Related Parties

20.1 Compensation due to executive officers and directors

	FOR THE YEAR ENDED
	DECEMBER 31,
(amounts in thousands of euros)	2020	2021	2022
Fixed compensation	960	1,125	1,136
Variable compensation	272	269	269
Benefits in kind	34	25	25
Directors fees	263	301	125
Share-based payments	581	3,294	5,567
Consulting fees	—	30	150
Total compensation of executive officers	2,110	5,044	7,272

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

The total patents rights acquired from the Company’s CEO and capitalized as of December 31, 2022 amounted to €1,440 thousand (of which €270 thousand and €90 thousand for the years ended 2021 and 2022, respectively) and are amortized over a 19-year period. The royalty payments are not capitalized.

20.3 Consultant contract concluded with Successful Life

On October 1, 2019, the Company entered into a services agreement with Successful Life SAS in which Jean Mariani, its legal representative, has a controlling interest. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable. This agreement has been terminated and a new agreement has been signed for a period of one year tacitly renewable with effect as from January 1, 2021 following the March 9, 2021 Board decision. The contract runs by tacit renewal for one additionnal year in 2023. This services agreement provides for the scientific and strategic advice in relation to the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32,400 per year and reimbursement of costs and expenses upon presentation of supporting documentation.

In addition, on July 7, 2021, we signed a second agreement with Successful Life SAS by which Jean Mariani is to serve as interim Chief Medical officer until September 8, 2021, as approved by the July 7, 2021 Board decision, for a fixed remuneration of €15,000 per month. This agreement was extended on August 31 until September 30 2022, and approved by the September 15, 2021 Board decision.

Note 21: Off-balance-sheet commitments

21.1 Commitments linked to financial debts

Commitments given

(Amounts in thousands of euros)			Residual
			amount as
		Nominal	of
Borrowing	Commitments given	amount	12/31/2022
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

		1,100	330
Atlas Tranche 3	The Tranche 3 of the Atlas 2021 agreement has been issued in two times: the drawdown notification issued on 10/20/22, provided for a payment of 50% by 10/28/22 and the remainder of 50% on 11/28/2022. Sub-tranche T3.1 was settled by ATLAS on 09/11/22. The second T3.2 sub-tranche could not be settled by ATLAS before the 2022 closing, as initially planned.	2,000	2,000
Kreos 2021

As required under the terms of the venture loan agreements signed with Kreos on September 10, 2018 (see Note 12.2.3) and on November 19, 2021 (see Note 12.2.3), the Company pledged a security interest in the Company’s assets for the benefit of Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos.

		N/A	N/A

21.2 Commitments linked to the exploitation of industrial property

Agreements for the exploitation of
industrial property	Commitments given
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

Change in interest rate could affect the consolidated statement of profit or loss for financial liabilities but this risk is considered as not significant given the implementation by the Company of debts bearing fixed interest rate.

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

Equity risk

The Company entered into ORNANE agreement with Atlas and loan agreement and bonds issue agreement with Kreos providing financing through the issuance of multiple tranches of convertible notes eventually with attached warrants. As part of these agreements, the Company is exposed to changes in the market price of its own shares

Credit risk

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €9,743 thousand, €23,795 thousand and €18,988 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2022. Future events could cause actual payments to differ from these estimates.

	Year ended				Thereafter
	December 31, 2022	2023	2024 / 2025	2026 / 2027	More than 5
Amounts in thousands of euros)	Total	Less than 1 year	1-3 years	3-5 years	years
Non-convertible bonds issued to Kreos (a)	2,685	981	1,704	—	—
Conditional advances	1,083	418	665	—	—
Lease liability	470	280	190	—	—
Convertible notes issued to Kreos(b)	1,792		1,792	—	—
Convertible notes ATLAS (c)	6,462	6,462	—	—	—
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,035	2,035	—	—	—
Derivative instruments	13	13	—	—	—
Total	14,540	10,189	4,351	—	—
(a)	The contractual obligations related to non-convertible bonds issued to Kreos include the principal repayments and the 10% annual interest payments for the non-convertible bonds.
(b)	On November 19, 2021, we signed a new KREOS venture loan agreement with a €2.25 million convertible bonds issuance. The contractual obligations related to convertible notes issued to Kreos include the principal repayments and the 9.5% annual interest payments for the non-convertible bonds.
(c)	In April 2020, we signed a new convertible note financing of €24 million from ATLAS to continue the development of Sarconeos (BIO101) through the issuance of multiple convertible notes. Holders of ORNANE may request at any time to convert them during their maturity period, and at that time, we will be able to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted or redeemed, the holder will have to convert them. We issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020, a third tranche of €3 million on August 28, 2020, a fourth and fifth tranches of €6 million on May 27, 2021, a sixth and seventh tranches of €6 million on September 20, 2021 and a eight tranche of €3 million on December 20, 2021. As of December 31, 2022, there are 228 outstanding convertible notes issued to ATLAS.

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

Note 23: Subsequent events

ORNANEs conversions - ATLAS contracts

		Number of	Number shares
Atlas conversions post December 31, 2022	Date	Bonds	created	Amount (€)

- 4 ORNANEs ATLAS tr 2	01/03/2023	4	2,392,344	100,000
- 4 ORNANEs ATLAS tr 2	01/05/2023	4	2,392,344	100,000
- 4 ORNANEs ATLAS tr 2	01/12/2023	4	2,433,090	100,000
- 4 ORNANEs ATLAS tr 2	01/30/2023	4	2,551,020	100,000
- 6 ORNANEs ATLAS tr 2	02/02/2023	6	4,087,193	150,000
- 6 ORNANEs ATLAS tr 2	02/02/2023	6	4,087,193	150,000
- 6 ORNANEs ATLAS tr 2	02/02/2023	6	4,087,193	150,000
- 40 ORNANEs ATLAS tr 2	02/02/2023	40	27,247,956	1,000,000
- 16 ORNANEs ATLAS tr 2	02/06/2023	16	10,899,182	400,000
- 22 ORNANEs ATLAS tr 2	03/30/2023	22	12,941,176	550,000
Total as of April 17, 2023		112	73,058,691	2,800,000

Since December 31, 2022, the Company has converted 112 convertible bonds under Tranche 2 of the Atlas 2021 Contract for a total amount of €2,800 thousand. The operations gave rise to the creation of 73,058,691 new Company shares.

Negma Group Ltd litigation

The Paris Court of Appeal has:

- confirmed the judgment of the Paris Commercial Court of March 16, 2021 (The Company has already executed in 2021 the entire judment);

- ordered Biophytis to pay Negma 75,000 euros under article 700 of the Code of Procedure civil as well as costs.

A provision for risk of 75,000 euros has been recorded in the statement of financial position as of December 31, 2022.