Form 20-F/A
period 2022-12-31
Biophytis SA
filed 2023-07-03
CIK 1768946

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Biophytis S.A. (the “Company”) for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 19, 2023 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Filing. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

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

We are currently following French law with respect to various shareholder approval requirements in lieu of Nasdaq Rule 5635, which requires a Nasdaq listed compay to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances where the issued shares will equal 20% or more of the number of shares or voting power outstanding before the issuance, except if the issuance is (i) a public offering or (ii) at a price less than the lower of (A) the Nasdaq Official Closing Price immediately preceding the signing of the binding agreement or (B) the average Nasdaq Official Closing Price of the shares for the five trading days immediately preceding the signing of the binding agreement, (b) issuances that would result in a change of control of the issuer; (c) issuances in connection with certain equity compensation arrangements; and (d) issuances in connection with the acquisition of the stock or assets of another company that, on issuance, will equal 20% or more of the number of shares or voting power outstanding before such issuance.

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

PART III

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101.INS XBRL Instance Document (filed as Exhibit 101.INS to Biiophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

101.SCH XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH to Biophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to Biophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

101.DEF XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to Biophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

101.LAB XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to Biophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

101.PRE XBRL Taxonomy Presentation Linkbase Document (filed as Exhibit 101.LAB to Biophytis S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPHYTIS S.A.

By:	/s/ Stanislas Veillet
Stanislas Veillet
Chief Executive Officer and Chairman

Date: July 3, 2023

3