Form 20-F
period 2023-12-31
Biophytis SA
filed 2024-04-08
CIK 1768946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Stanislas Veillet

Chief Executive Officer

Biophytis S.A.

Tel: +33 1 44 27 23 00

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 ordinary shares, €0.002 nominal value per share	BPTS	The Nasdaq Capital Market
Ordinary shares, €0.002 nominal value per share*	*	The Nasdaq Capital Market*

*Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary shares: 1,040,482,402 shares outstanding as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS Accounting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB. Our financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this report, references to ADSs mean American Depositary Shares, or ADSs, or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “annual report”), contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the timing, progress and results of clinical trials for our drug candidates, including statements regarding the timing of initiation and completion of clinical trials, dosing of subjects and the period during which the results of the clinical trials will become available and publicly released;
●	the timing, scope or likelihood of regulatory filings and approvals for our drug candidates;
●	our ability to successfully commercialize our drug candidates;
●	potential benefits of the clinical development and commercial experience of our management team;
●	our ability to effectively market any drug candidates that receive regulatory approval, emergency use authorization, or conditional marketing authorization on our own or through third parties;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectation regarding the safety and efficacy of our drug candidates;
●	the potential clinical utility and benefits of our drug candidates;
●	our ability to advance our drug candidates through various stages of development, especially through pivotal safety and efficacy trials;
●	the likelihood of success and difficulty in ensuring success of clinical investigations;
●	our estimates regarding the potential market opportunity for our drug candidates;
●	developments and projections relating to our competitors or our industry;
●	our ability to become profitable;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our ability to secure additional financing when needed on acceptable terms and to continue as a going concern;
●	the impact of government laws and regulations in the United States, France and foreign countries;
●	the implementation of our business model, strategic plans for our business, drug candidates and technology;
●	our intellectual property position;
●	our ability to rely on orphan drug designation for market exclusivity;
●	our ability to attract or retain key employees, advisors or consultants;

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
●	whether we are classified as a passive foreign investment company (a “PFIC”) for current and future periods;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine or the Hamas - Israel conflict), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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

Our business is subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

●	Risks Related to Our Limited Operating History, Financial Condition, and Capital Requirements
o	We are a clinical-stage biotechnology company with no products approved or authorized for sale and a history of losses, which makes it difficult to assess our future prospects and financial results.
o	We will need substantial additional financing to achieve our goals, and a failure to obtain this capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.
o	We may become dependent on reimbursable financial advances and non-reimbursable subsidies from the French government.
o	We have limited resources and may face challenges related to prioritizing drug candidate development.
o	Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
o	Our business, financial condition and results of operations could be adversely affected by global or regional health events and related government, private sector and individual responsive actions.
●	Risks Related to Our Business
o	Clinical development is lengthy and expensive, and we may not be able to obtain regulatory approval or emergency use authorization for our drug candidates.
o	We may have difficulty enrolling patients or finding and retaining investigators that are needed to conduct the clinical studies.
o	Our drug candidates could cause undesirable side effects.

o	Our drug candidates may fail to achieve physician acceptance and patient adoption.
o	We rely on third parties for raw materials and to conduct our preclinical studies and clinical trials.
o	We face significant competition.
o	We will face government restrictions on pricing and reimbursement.
o	We will need to establish or secure sales capabilities.
o	We may face challenges attracting and retaining senior management and key scientific personnel.
o	We may face product liability lawsuits.
o	We may not be successful in our existing and future collaborations.
o	We may experience significant disruptions to our information technology systems or breaches of data security and/or misconduct by our employees or independent contractors.
o	Our employees and independent contractors may engage in misconduct or improper activities.
o	We may be unable to comply with environmental laws and regulations.
●	Risks Related to Intellectual Property
o	We must protect our intellectual property and proprietary rights.
o	We may be unable to resolve disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others.
●	Risks Related to Government Regulation
o	Even if we obtain regulatory approval or authorization for our products, we will remain subject to ongoing regulatory scrutiny.
o	Eradication or substantial eradication of COVID-19 could reduce or eliminate the demand for our product, BIO101 (20-hydroxyecdysone) in this indication.
o	Regulatory agencies may change the policies and requirements regarding approvals and emergency use authorizations, or revoke emergency use authorizations that the agencies have already issued.
o	Our business will be impacted by healthcare legislation and our relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers.
o	We will be impacted by U.S. and foreign anti-corruption and anti-money laundering laws on our business.
o	We may be unable to maintain certain tax benefits applicable to French technology companies.
o	We will be impacted by U.S. tax laws and regulations on our business.

●	Risks Related to the Ownership of the ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status
o	The requirements of being a U.S. public company may strain our resources. And if we fail to meet the continued listing requirements of Nasdaq, including the minimum shareholders’ equity requirement of $2.5 million, it could result in a delisting of our securities.
o	An active trading market for our ADSs may not continue and the market price of our equity securities may be volatile.
o	We may be exposed to foreign exchange risk.
o	Investors may be diluted as a result of a significant number of outstanding warrants and convertible debt instruments and future sales of a substantial number of our securities could adversely affect the price of our securities.
o	U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this annual report and may not be entitled to a jury trial with respect to claims arising under the deposit agreement.
o	Our governing documents and French corporate law may delay or discourage a takeover attempt.
o	The ability of ADS holders to exercise voting rights, participate in any future preferential subscription rights, receive dividends, or transfer their ADSs.
o	Our status as a foreign private issuer and an “emerging growth company” may be unattractive to certain investors.
o	There are risks associated with being characterized a passive foreign investment company.
o	We may be unable to maintain effective internal control over financial reporting.

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

We incurred losses of €31.2 million, €24.3 million and €17.6 million ($19.5 million) (translated solely for convenience into dollars at an exchange rate of €1.00-$1.1062, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2023) for the years ended December 31, 2021, 2022 and 2023, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our preclinical and clinical programs and other research and development activities and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our drug candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern

Since our inception, we have invested a significant portion of our efforts and financial resources on our preclinical studies and clinical trials and other research and development activities. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the preclinical and clinical development of our current drug candidates and the discovery and development of any other drug candidates we may choose to pursue. These expenditures will include costs associated with conducting preclinical studies and clinical trials and obtaining regulatory approvals, emergency use authorizations, or conditional marketing authorization and any expenses associated with commercializing, marketing and selling products approved or authorized for sale that we elect to commercialize ourselves. In addition, other unanticipated costs may arise. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development of our current drug candidates or any future drug candidates we may choose to pursue.

As of December 31, 2023, we had capital resources consisting of cash and cash equivalents of € 5.6 million ($ 6.2 million) (translated solely for convenience into dollars at an exchange rate of €1.00-$1.1062, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2023). Since December 31, 2023, we drew down €4 million from our 2021 credit facility with ATLAS Special Opportunities LLC (“ATLAS”).

Our existing capital resources, including our ability to draw down on our credit facility with ATLAS (as described in further detail in “Item 5, Operating and Financial Review and Prospects” of this annual report), will be enough to fund our planned operating expenses into the first quarter of 2025. Accordingly, our current and available capital resources are not sufficient to cover our operating needs for at least the next 12 months. In addition, our current operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds even sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. And we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

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

We have benefited from certain reimbursable advances and non-reimbursable subsidies from the French government and intend to continue to seek advances and/or subsidies from these agencies in the future in order to accelerate the development of our drug candidates. There is no assurance that these benefits will continue to be available to us in the future. If such benefits and programs were to be terminated or reduced, it could have an adverse effect on our business, operating results and financial condition and could deprive us of financial resources necessary for research and development of our drug candidates. Furthermore, the advances and subsidies are generally subject to contractual conditions, including our compliance with agreed upon preliminary budgets and scientific programs, informing the lender of any deviations from such agreed upon budgets and programs, and our compliance with certain financial ratios to ensure our solvency. In the event that we do not comply with the contractual conditions of the subsidies, we may be required to reimburse the French government for any outstanding payments (€0.9 million as of December 31, 2022) ($1 million) (translated solely for convenience into dollars at an exchange rate of €1.00-$1.1062, the noon buying rate of the Federal

Reserve Bank of New York on December 31, 2023) on an accelerated basis and could be liable for any damages incurred by such agencies resulting from the breach of contract.

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

Our operating results may fluctuate significantly, which may make it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

●	the timing and cost of, and level of investment in, research, development and, if approved or authorized, any commercialization activities relating to our drug candidates, which may change from time to time;
●	the timing and status of enrollment for our clinical trials, and availability of medical staff to conduct the clinical trials;
●	the effect of pandemics or endemics (including COVID-19), or emergence of other infectious diseases, on our clinical trials, including government-mandated or -recommended shutdowns, or other restrictions or limitations that are caused by the spread of viruses;
●	the further development and widespread adoption of COVID-19 vaccines and treatment options could reduce or eliminate the demand for our products related to treatment of respiratory failure;
●	the regulatory agencies’ revocation of emergency use authorizations, or conclusion of the public health emergency declaration;
●	the cost of manufacturing our drug candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
●	expenditures that we may incur to acquire, develop or commercialize additional drug candidates;
●	the timing and amount of any future milestone, royalty or other payments due under any collaboration or license agreement;
●	future accounting pronouncements or changes in our accounting policies;

●	the timing and success or failure of preclinical studies and clinical trials for our drug candidates and/or redesign, delays and/or change of scope of our preclinical or clinical trials;
●	the timing of receipt of approvals, emergency use authorizations, or conditional marketing authorizations for our drug candidates from regulatory authorities in the United States and internationally;
●	the timing and success of competing drug candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;
●	coverage and reimbursement policies with respect to our drug candidates, if approved or authorized for emergency use; and
●	the level of demand for our products, if approved or authorized for emergency use, which may vary significantly over time.

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

In April 2020, we signed a convertible bond financing of €24 million with ATLAS to continue the development of BIO101 (20-hydroxyecdysone). Pursuant to the terms of the agreement (as amended), ATLAS agreed to subscribe for up to €24 million in convertible bonds, to be issued by us in up to eight tranches of €3 million each. We issued the eighth tranche in December 2021. As of December 31, 2022, all the convertible bonds related to this contract have been converted.

On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. As of December 2023, the Company issued three tranches for a total of €12 million and 480 ORNANEs, and the outstanding debt as of December 31, 2023 amounted to €1.45 million corresponding to 58 ORNANEs. Since December 31, 2023, the Company issued the fourth tranche of €4 million and 160 ORNANEs as part of its 2021 bond financing agreement with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

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

We have no products approved or authorized for sale. Our lead drug candidate, BIO101 (20-hydroxyecdysone), is in clinical development and our second drug candidate, BIO201 is still in the preclinical development phase. Our life-cycle extension drug candidates, BIO103 and BIO203, are still in the preclinical development phase.

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

In the future, we may also become dependent on other drug candidates that we may develop or acquire. The clinical and commercial success of our current drug candidates and any future drug candidates will depend on a number of factors, including the following:

●	our ability to raise any additional required capital on acceptable terms, or at all;
●	our ability to complete Investigational New Drug (“IND”)-enabling studies and successfully submit IND or comparable applications;
●	timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	whether we are required by the FDA, EMA or similar regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval, authorization, and commercialization of our drug candidates or any future drug candidates;
●	acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our drug candidates by the FDA, the EMA and similar regulatory authorities;
●	our ability to demonstrate to the satisfaction of the FDA, EMA and similar regulatory authorities the safety, efficacy and acceptable risk to benefit profile of our drug candidates or any future drug candidates;
●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our drug candidates or future approved products, if any;
●	the timely receipt of necessary marketing approvals or authorizations from the FDA, EMA and similar regulatory authorities;
●	achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with our contractual obligations and with all regulatory requirements applicable to our drug candidates or any future drug candidates or approved products, if any;
●	the ability of any third parties with whom we contract to manufacture adequate clinical trial and commercial supplies, if approved or authorized, of our current drug candidates or any future drug candidates, remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with applicable requirements including current good manufacturing practices, (“cGMP”);
●	with respect to any approved or authorized drug candidates that we elect to commercialize ourselves, our ability to successfully develop a commercial strategy and thereafter commercialize such drug candidates, whether alone or in collaboration with others;
●	the convenience of our treatment or dosing regimen;
●	our sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs for clinical development and commercialization;
●	acceptance by physicians, payors and patients of the benefits, safety and efficacy of our drug candidates or any future drug candidates, if approved or authorized, including relative to alternative and competing treatments;
●	patient demand for our drug candidates, if approved or authorized;
●	our ability to maintain adequate drug diversion controls for BIO101 (20-hydroxyecdysone), which has a potential for misuse/abuse among body builders and other sportsmen as a result of its intended anabolic effect;

●	lifestyle and commercial restrictions as a result of a resurgence of the COVID -19 pandemic or other pandemics or epidemics, or emergence of other infectious diseases;
●	the potential impact of changing government orders in response to upticks in COVID -19 cases or as a result of new pandemics, epidemics, or other infectious diseases, and other limitations on our ability to conduct our business in the ordinary course;
●	prioritization of hospital resources toward any resurgence of the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases, which would otherwise be used for clinical studies;
●	the ability of our participants to safely follow clinical trial protocols because of quarantines impeding patient movement or interrupting healthcare services, or due to potential patient concerns regarding interactions with medical facilities or staff as a result of resurgence of the COVID -19 pandemic, other pandemics or epidemics, or emergence of other infectious diseases;
●	the impact, if any, on the data from ongoing studies that have been impacted by the initial and subsequent waves of the COVID-19 pandemic effect, and whether changes that were made to accommodate the pandemic will allow regulatory acceptance of the resulting data or whether the data will be sufficient for regulatory review—the effect of such changes will not be known until we complete ongoing studies, data analysis, and submit the data for regulatory review;
●	our ability to establish and enforce intellectual property rights in and to our current drug candidates and any future drug candidates we may develop; and
●	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

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

We may not be able to obtain regulatory approval, or emergency use authorization, if applicable, for our drug candidates under applicable regulatory requirements. The denial, delay or imposed limitations of or on any such approval or authorization would preclude, delay or limit the commercialization of our drug candidates and adversely impact our potential to generate revenue and/or raise financing, our business and our results of operations.

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

While the FDA postponed or delayed inspections at certain times since March 10, 2020 as a result of the COVID-19 pandemic, following the latest recommendations from the Centers for Disease Control and Prevention regarding COVID-19, the FDA has resumed normal inspection of domestic and foreign entities and is leveraging technology and resources including remote inspections to facilitate its compliance activities. In the future, global health concerns related to the emergence of new variants or new viruses may prevent the FDA, EMA and other foreign regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, and it could significantly impact the ability of the FDA, EMA or other foreign regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business.

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

We may experience delays in obtaining the necessary regulatory authorization for our various clinical programs and initiating other planned studies and trials. Additionally, we cannot be certain that studies or trials for our drug candidates will begin on time, not require redesign, enroll an adequate number of subjects on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

●	the FDA, EMA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;
●	delays in obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly from one country to another, notably among different CROs and trial sites;
●	institutional review boards, ethics committee or IRB approval at each trial site;
●	recruiting an adequate number of suitable patients to participate in a trial;
●	having subjects complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	inability to access sites for initiation and patient monitoring and enrollment due to travel or quarantine restrictions imposed by national, federal, state or local governance;
●	addressing subject safety concerns that arise during the course of a trial;
●	adding a sufficient number of clinical trial sites;
●	sourcing of purified extracts and a supply chain in sufficient quantity and quality to meet product needs;
●	supply chain and sourcing may be slow or significantly delayed as the result of pandemic or epidemic restrictions on movement, suspensions of service, and temporary global border closings; or
●	obtaining sufficient product supply of drug candidate for use in preclinical studies, clinical trials, or during industrial scale up from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or authorization, or commercialize our drug candidates, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;
●	patient screening, new patient enrollment, monitoring and data collection may be affected or delayed as a result of restrictions imposed by national, federal, state or local governments due to pandemics, epidemics, or emergence of other infectious diseases;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
●	our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or be unable to source or provide us with sufficient purified extracts for product supply to conduct and complete preclinical studies or clinical trials of our drug candidates in a timely manner, or at all;
●	we or our investigators might have to suspend or terminate clinical trials of our drug candidates for various reasons, including non-compliance with regulatory requirements, inability to comply with applicable study protocol as a result of a pandemic, epidemic, or other infectious disease, a finding that our drug candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;
●	limitations occurring as a result of public health emergencies;
●	the impact, if any, on the data from ongoing studies that have been impacted by the initial and subsequent waves of the coronavirus pandemic effect and whether changes to accommodate the pandemic will impact regulatory acceptance of the data or whether it will be sufficient for regulatory review, the effect of which will not be known until we complete ongoing studies, data analysis and submit the data for regulatory review;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the quality of our drug candidates or other materials necessary to conduct preclinical studies or clinical trials of our drug candidates may be insufficient or inadequate;
●	regulators may revise the requirements for approving or authorizing our drug candidates, or such requirements may not be as we anticipate; and
●	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

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

Further, conducting clinical trials in foreign countries presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to the clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries, including foreign countries’ enforcement of COVID-19 or other public health - related restrictions on movement and lifestyle.

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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;
●	the size of the patient population required for analysis of the trial’s primary endpoints;
●	the number of eligible patients in the area where clinical investigation sites are located;
●	the proximity of patients to trial sites;
●	the ability of patients to be assessed in study sites, in the event of lock-downs due to pandemics, epidemics, or emergence of other infectious diseases;
●	the design of the trial;
●	patient enrollment may be delayed due to quarantines impeding patient movement or patient concerns regarding interaction and monitoring with medical facilities and staff;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved or authorized for the indications we are investigating; and
●	our ability to obtain and maintain patient consents.

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

The COVID-19 pandemic caused a shortage of labor force, including nurses, clinicians, and other medical staff. This shortage caused medical institutions and other establishments to change their operations to accommodate the shortage, and in many cases, it resulted in increased personnel costs in finding and retaining the staffs that are necessary to conduct the institutions and establishments’ operations. While COVID-19 cases have decreased significantly, due in part to more people being vaccinated, a resurgence of COVID-19 (or emergence of new vaccine resistant strains), or emergence of other pandemic, epidemic, or other infectious diseases, could cause or exacerbate a staffing shortage, our ability to conduct clinical trials may be negatively affected, and we may need to modify, suspend, or stop our clinical trials, or expend greater resource in identifying and retaining the appropriate personnel necessary for the clinical investigations.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or authorization, limit the commercial profile of an approved or authorized label, or result in significant negative consequences following marketing approval or authorization, if any.

Undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval or authorization by the FDA, EMA or comparable foreign regulatory authorities. For example, one of our drug products, BIO101 (20-hydroxyecdysone), has been identified as having potential for misuse/abuse of the intended anabolic effect by body builders and sportsmen. Participants in clinical studies with BIO101 (20-hydroxyecdysone) are advised not to allow anyone access to the trial medication and the investigators specifically instruct subjects not to share their medicine. This risk is likely to become more significant after marketing authorization is granted, and the label for the drug, if it becomes approved or authorized, may have warnings and restrictions on the use and distribution of the product.

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

Even if we successfully advance any of our drug candidates into and through clinical trials, such trials will likely only include a limited number of subjects and limited duration of exposure to our drug candidates. As a result, we cannot be assured that adverse effects of our drug candidates will not be uncovered when a significantly larger number of patients are exposed to the drug candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of taking our drug candidates over a multi-year period. Certain clinical trial protocols that are revised because of public health emergencies may also make it more difficult to identify potential safety concerns early on.

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

Even if one or more of our drug candidates receives the necessary regulatory approvals or authorizations, the commercial success of any of our current or future drug candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved or authorized indications. Our drug candidates may not be commercially successful. For a variety of reasons, including among other things, competitive factors, pricing or physician preference, reimbursement by insurers, the degree and rate of physician and patient adoption of our current or future drug candidates, if approved or authorized, will depend on a number of factors, including:

●	the clinical indications for which the product is approved or authorized and patient demand for approved or authorized products that treat those indications;
●	the safety and efficacy of our product as compared to other available therapies;
●	the feasibility of adhering to heightened drug diversion protocols for drug product BIO101 (20-hydroxyecdysone), which has the potential for misuse/abuse by body builders and other athletes;
●	the availability of coverage and adequate reimbursement from managed care plans, insurers and other healthcare payors for any of our drug candidates that may be approved or authorized;

●	acceptance by physicians, operators of clinics and patients of the product as a safe and effective treatment;
●	overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved or authorized indications;
●	public misperception regarding the use of our therapies, or public bias against “anti-aging” companies;
●	any FDA regulatory actions regarding anti-aging claims made in relation to our drugs, if those claims are determined to be unsupported by our approved indications.
●	patient satisfaction with the administration and effectiveness of our drug candidates and overall treatment experience, including, for example, the convenience of any dosing regimen and storage method;
●	the cost of treatment with our drug candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved or authorized, on the part of insurance companies and other third-party payers, physicians and patients;
●	the timing of market introduction of the drug candidate as well as competitive products;
●	the revenue and profitability that our products may offer a physician as compared to alternative therapies;
●	the prevalence and severity of side effects;
●	limitations or warnings contained in the approved or authorized labeling for our products;
●	any regulatory agency’s requirement to undertake a REMS;
●	the effectiveness of our sales, marketing and distribution efforts;
●	COVID-19 may be substantially eradicated prior to our development of a successful therapy in the COVA clinical program by one or more of the vaccines that have been or may in the future be authorized for use, or the therapy produced by the COVA clinical program may not be effective against other or future coronavirus variants, reducing or eliminating the need for this therapy to treat the disease;
●	the SARS-CoV-2 virus could develop resistance to our treatment developed in the COVA clinical program (which is concluding early due to the lack of enrollment), which could affect any long-term demand or sales potential for our potential therapies;
●	adverse publicity about our products, status of ongoing trials, or favorable publicity about competitive products; and
●	potential product liability claims.

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

BIO101 (20-hydroxyecdysone) is a pharmaceutical-grade purification of 20-hydroxyecdysone, which is derived from the Cyamnotis sp or Stemmacantha sp, a plant cultivated in China and used for medicinal purposes in traditional Chinese medicine. There are a limited number of growers of this plant and suppliers of the plant material and we must account for the lead time required to grow sufficient quantities of the plant to meet our needs. At this time, we rely on one supplier for the plant quantities we require for our clinical trials. We have not entered into a long-term supply agreement with this supplier. We have already obtained good manufacturing practices (“GMP”) batches/GMP-compliant batches/batches produced in compliance with GMP of BIO101 (20-hydroxyecdysone) for our clinical trials and we believe we can secure sufficient quantities for our future clinical programs through our current supply chain up to regulatory approval and/or marketing authorization. If our current supplier is unable to provide sufficient quantities of the plant to produce BIO101 (20-hydroxyecdysone) for future clinical trials, our ability to obtain regulatory approval or authorization for BIO101 (20-hydroxyecdysone) would be affected. If we receive regulatory approval or authorization, we will likely need substantial quantities of plants to produce BIO101 (20-hydroxyecdysone) for commercial development. If our current supplier is unable to provide sufficient quantities of the plant to produce BIO101 (20-hydroxyecdysone) and if we are unable to find an alternative source, our ability to commercialize BIO101 (20-hydroxyecdysone) would be impaired. In order to address this issue, we are evaluating alternative methods for producing 20-hydroxyecdysone in order to optimize the supply chain to support our projected commercial needs.

BIO201 is a pharmaceutical-grade purification of norbixin, which is derived from seeds of Bixa orellana L., a plant traditionally used for medicinal purposes in the Amazon and currently used for producing a food color in many countries. Although this plant is more widely available, there are a limited number of suppliers of the plant material that could meet our requirement for quality. At this time, we rely on one supplier for the plant quantities we will require for our MACA clinical program. We have not entered into a long-term supply agreement with this supplier. If our current supplier is unable to provide sufficient supply to produce BIO201 for future clinical trials, our ability to obtain regulatory approval or authorization for BIO201 would be affected. If we receive regulatory approval or authorization, we will likely need substantial quantities of plants to produce BIO201 for commercial development. If our current supplier is unable to provide sufficient quantities of the plant to produce BIO201 and if we are unable to find an alternative source, our ability to commercialize BIO201 would be impaired. In order to address this issue, we are evaluating alternative methods for producing norbixin in order to optimize the supply chain to support our projected commercial needs.

Our contract manufacturing partners are Seqens, an integrated global player in solutions and ingredients for the pharmaceutical and specialty markets headquartered in France, and Eurofins Amatsi Group, an international CMO and Skyepharma, a French pharmaceutical company specializing in the formulation, development and production of pharmaceutical products . We have not entered into a long-term manufacturing agreement with these manufacturers.

The facilities used by our contract manufacturers to manufacture our drug candidates are subject to various regulatory requirements and may be subject to the inspection of the FDA, EMA or other regulatory authorities. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or comparable regulatory authorities in foreign jurisdictions, we may not be able to rely on their manufacturing facilities for the manufacture of our drug candidates. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority finds these facilities inadequate for the manufacture of our drug candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval or authorization for or market our drug candidates. Any significant delay in, or quality control problems with respect to, the supply of a drug candidate, or the raw material components thereof, for an ongoing study or trial could considerably delay completion of our preclinical studies or future clinical trials, product testing and potential regulatory approval or authorization of our drug candidates.

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

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If the third parties conducting our preclinical studies or our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result, we may not be able to obtain regulatory approval or authorization in a timely fashion, or at all, for the applicable drug candidate, our financial results and the commercial prospects for our drug candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

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

For COVID-19, many clinical studies have been run to develop medical responses to the virus, but the majority of them have failed to demonstrate any benefit for the patients. In the United States, several products have received emergency use authorizations for specific indications and patient groups such as anti-viral agents, including Paxlovid (nirmatrelvir and ritonavir and molnupiravir), monoclonal antibodies, including Evusheld (tixagevimab co-packaged with cilgavimab and administered together), and anti-inflammatory / immune-suppressing drugs, including anakinra (Kineret). Veklury (remdesivir), baricitinib (Olumiant) and tocilizumab (Actemra) have been approved by the FDA. Moreover, a number of vaccines have been authorized around the globe. In the EU, Veklury (remdesivir), RoActemra (tocilizumab), Kineret (anakinra), Paxlovid (PF-07321332 and ritonavir), Lagevrio (molnupiravir), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab), Xevudy (sotrovimab), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab and Evusheld (tixagevimab, cilgavimab) have been approved. Age, co-morbidities, heavy smoking, male gender and several ethnic backgrounds are associated with worse outcomes for COVID-19. Our therapeutic approach is aimed at targeting and activating key biological resilience pathways that can protect against and counteract the effects of the multiple biological and environmental stresses, including inflammatory, oxidative, metabolic and viral stresses that lead to age-related diseases.

For DMD, our current focus on non-ambulatory patients with evidence of respiratory deterioration, puts us in a position to become one of the more advanced companies that develop medications for this population. Santhera Therapeutics, has developped Agamree® (vamorolone) targeting all DMD patients from the age of 4. Agamree received marketing authorizations in the US, the UK and Europe in late 2023 and has been launched in Germany in January 2024.

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

As of the date of this annual report, we have 24 full-time employees, 18 of whom are engaged in research and development activities and five of whom are engaged in general and administrative activities. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our drug candidates or any future drug candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

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

The patent positions of biotechnology companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biotechnology compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (“USPTO”) are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. This may also result in having the same invention covering differing claims in different countries and provide a different scope of protection in foreign countries.

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

If our drug candidates are approved or authorized, they may be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

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

In addition, certain policies of the Biden administration in the United States, or the future administration of whichever candidate wins the upcoming 2024 Presidential election, may impact our business and industry. Previously, the Trump administration enacted several executive actions, including the issuance of a number of Executive Orders that restricted the FDA’s ability to engage in routine oversight activities such as implementing rules through rulemaking. The Biden administration rescinded some of the Executive Orders, and has not implemented new Executive Orders that meaningfully restrict the authority of the FDA. However, any presidential administration including the current one may implement new policies and executive actions in the future that could affect the FDA’s ability to exercise its authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Furthermore, new or existing legislation in the United States, and regulations implemented by the FDA, may impact our business and industry. For example, the Consolidated Appropriations Act of 2023 as signed into law by President Biden calls for a number of changes to clinical trial structure and oversight, and calls on the FDA to implement a number of new regulations related to clinical trials that may impact our business or industry. Additionally, FDA regulations and guidance related to advertising of prescription drug products and the modernization and diversification of clinical trial types and data sources may impact our business and industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or authorization that we may have obtained and we may not achieve or sustain profitability.

Eradication or substantial eradication of COVID-19 could reduce or eliminate the demand for our product, BIO101 (20-hydroxyecdysone) in this indication.

Since the outburst of the COVID-19 pandemic in 2020/21, the number of reported cases and hospitalization has decreased significantly. Today, COVID-19 has become a chronic respiratory viral infection, like influenza, and numerous patients still suffer from severe forms and some of them die. With the continued vaccination of elderly people and the lesser activity of new variants, the disease could be largely eradicated or lead to a mild clinical course that only very rarely results in hospitalization, and the demand for our BIO101 (20-hydroxyecdysone) in this indication could be significantly reduced.

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

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Inflation Reduction Act, as passed in 2022, also dramatically revised the Part D benefit for Medicare coverage, eliminating the 5% beneficiary coinsurance requirement above the coverage threshold and capping out-of-pocket costs at $2,000 beginning in 2025. The law also modifies liability for Medicare Part D plans and drug manufacturers, starting in 2025, and reduces Medicare’s liability for spending above the out-of-pocket cap. Medicare’s share of total costs above the spending cap will decrease from 80% to 20% for brand-name drugs and to 40% for generic drugs. Medicare Part D plans’ share of costs will increase from 15% to 60% for both brands and generics above the cap, and drug manufacturers will be required to provide a 20% price discount on brand-name drugs. The legislation also requires manufacturers to provide a 10% discount on brand-name drugs between the deductible and the annual out-of-pocket spending cap, replacing the 70% price discount in the coverage gap phase under the current benefit design.

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

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our drug candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or at the Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers and payors. Generally, pricing negotiations with governmental authorities can take many months after the receipt of regulatory approval and product launch. In some EU Member States, such as in France, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates with available therapies in order to obtain favorable reimbursement for the indications sought or pricing approval. Should reimbursement for our drug candidates be unavailable in any country in which we seek reimbursement, or be limited or subject to additional clinical trials, or should pricing be set at unsatisfactory levels, then this might have an impact on our operating results. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to commercialize our drug candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

As a French biotechnology company, we have benefited from certain tax advantages, including, for example, the research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €4.1 million, €3.3 million and €1.5 million as of December 31, 2021, 2022 and 2023, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Furthermore, if we fail to comply with the Nasdaq continued listing requirements, including their minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital. On April 24, 2023, we received a deficiency letter from Nasdaq stating that we failed to maintain a minimum of $2,500,000 in stockholders’ equity under Listing Rule 5550(b) as evidenced in the Form 20-F for the year ended December 31, 2022. On August 1, 2023, Nasdaq granted us until October 23, 2023 to regain compliance. On October 26, 2023, we received written correspondence from Nasdaq indicating that we still do not comply with the minimum $2,500,000 stockholders’ equity requirement and that our securities would be delisted unless we requested a hearing. The Company has since appealed the determination and a hearing with the Nasdaq Hearings Panel was held on February 1, 2024 to appeal the determination. Based on the remediation plan we presented, the Panel agreed to extend the grace period until April 23, 2024, thus allowing the Company to continue trading on the Nasdaq and take appropriate actions to increase the level of its shareholders’ equity and regain compliance. These actions included conversion of convertible bonds held by ATLAS funds, at their request, as well as an equity financing. As of the date of this report, compliance has not been achieved yet and planned actions are still in progress.

In parallel, on November 15, 2023, we received written notification from Nasdaq indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s American Depositary Shares (“ADSs”) for the prior 30 consecutive business days period, the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2). Pursuant to this Rule, the applicable grace period to regain compliance is 180 days, or until May 13, 2024. The Company intends to monitor the closing bid price of its ADSs during this grace period and will consider its options in order to regain compliance with the minimum bid price requirement. On March 15, 2024, the Company announced the implementation of a reverse stock split of its shares listed on Euronext Growth, which will result in the allocation of 1 new ordinary share to be issued with a par value of 0.80 euros (the “New Shares ) against 400 old ordinary shares with a par value of 0.002 euros each (the “Old Shares”) and by dividing the number of shares making up the share capital of the Company by 400. The 30-day consolidation period will run from April 2, 2024 to May 3, 2024 (inclusive). At the end of this period, i.e. May 3, 2024, the old shares (ISIN FR0012816825) will be delisted on the Euronext Growth market and the listing of the new shares (ISIN FR001400OLP5) will begin. The amount of capital will be unchanged at the end of the operation and this operation will have no impact on the overall value of the Biophytis securities held in the portfolio by the shareholders, except for fractional shares. If we do not voluntarily change our ADS to share ratio, the reverse stock split of our shares listed on Euronext Growth will be replicated on the ADSs, in order to keep the current ADS-to-share ratio of 1 to 100. However, for our ADSs to trade above the minimum bid price of $1.00 during at least 10 days before May 13, 2024, we will need to adjust our ADS-to-share ratio prior to the reverse stock split effective date of May 3, 2024.

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

There was no public market for the ADSs prior to our U.S. initial public offering, and an active market may not continue in which investors can resell their ADSs.

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

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, authorization, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals or authorizations by the EMA, FDA and other regulatory authorities and the timing thereof;
●	other actions, decisions or rules issued by regulatory authorities;
●	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our drug candidates;
●	our ability to license and/or generate revenues other than through independent commercialization of our products;
●	the efforts of our collaborators and/or other partners, including licensees, with respect to the commercialization of, in due course, our products; and
●	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

As of February 29th, 2024, we had 1,146,016,581 ordinary shares outstanding. In addition, as of that date we had outstanding warrants to acquire up to 349,762,674 ordinary shares and 126,984,703 free ordinary shares of which 18,369,912 were granted to our two founders on April 14, 2023 and will be delivered to them on April 14, 2024 after a one-year vesting period, and 71,000,000 were granted to them on February 5, 2024 and will be delivered to them on February 5, 2025 after a one-year vesting period. The issuance of ordinary shares upon the exercise of warrants and convertible debt instruments would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our ordinary shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares.

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

As a foreign private issuer, we are permitted to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of Nasdaq.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs, which may be volatile, from time to time. Based on the composition of our gross income, assets, activities, and market capitalization in 2022, and on reasonable assumptions, we believe that we were not a PFIC for our taxable year ending December 31, 2023. However, there can be no assurance that we were not a PFIC for our taxable year ending December 31, 2023, or that the IRS will agree with any position we take regarding our PFIC status for such taxable year. There also can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2024 or for any future taxable year, because our PFIC status is a factual determination made annually after the end of each taxable year. Our U.S. counsel expresses no opinion and prospective investors should consult their own tax advisors regarding our PFIC status.

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

We had identified material weaknesses in our internal control over financial reporting as of December 31, 2020, 2021 and 2022 that were remediated as of December 31 2023. Nevertherless a new material weakness was identified in connection with preparing our 2023 consolidated financial statements, relating to a lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS Accounting Standards to design and implement formal period-end financial reporting controls and procedures and to address complex IFRS Accounting Standards technical accounting issues. We are implementing control procedures to mitigate this risk, but if we are still unable to establish and maintain an effective system of internal control over financial reporting in this matter, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with our fiscal 2020 and 2021 audits, we identified material weaknesses in our internal control over financial reporting related to our failure to correctly apply IFRS 9, “Financial Instruments”, to the fair value assessment of our convertible notes, and its related interpretations and rules with respect to their accounting treatment and IFRS 13, Fair Value Measurement, to the accounting treament of our convertible and non-convertible notes and the valuation of our loan agreement and bonds agreement signed with Kreos on November 19, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. In response to the material weaknesses described above, our management implemented a remediation plan, which it believes remediates the material weaknesses that had been identified.

In connection with our fiscal 2023 audit, we identified a material weakness in our internal control over financial reporting related to a lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS Accounting Standards to design and implement formal period-end financial reporting controls and procedures and to address complex IFRS Accounting Standards technical accounting issues. In response to the material weaknesses described above, our management is implementing a remediation plan, which it believes will remediate the material weaknesses that have been identified.

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

Our actual capital expenditures for the years ended December 31, 2021, 2022 and 2023 amounted to €844 thousand, €412 thousand and €497 thousand, respectively. These capital expenditures primarily consisted of patents rights acquired from our CEO (€270 thousand in 2021, €90 thousand in 2022, €180 thousand in 2023) and rights of use for two scientific equipments (€271 thousand in 2023) recorded in accordance with IFRS 16 Leases. To date, we have expensed all research and development costs as incurred, as we do not currently meet the conditions to capitalize expenditures on drug development activities, as provided in IAS 38 Intangible Assets. Our research and development costs for the years ended December 31, 2021, 2022 and 2023 amounted to €19,665 thousand, €16,059 thousand and €9,503 thousand, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our drug candidates such as personnel-related costs, expenses incurred under our agreements with CROs, clinical sites, contract laboratories and costs of acquiring preclinical study and clinical trial materials. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance the clinical development of BIO101 (20-hydroxyecdysone) and BIO201, in the United States, Europe and elsewhere. We anticipate our capital expenditures and research and development costs in 2024 to be financed from our existing cash and cash equivalents, as well as from the funding line of convertible notes set up with ATLAS. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

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

Overview

We are a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases. Our goal is to become a leader in the emerging field of aging science by delivering life-changing therapies to the growing number of patients in need. To accomplish this goal, we have assembled an experienced and skilled group of industry professionals, scientists, clinicians and key opinion leaders from leading industry and academic institutions around the world.

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

Our lead drug candidate, BIO101 (20-hydroxyecdysone), formerly known as Sarconeos (BIO101), is a plant-derived pharmaceutical-grade purified 20-hydroxyecdysone that is an orally administered small molecule.

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

An additional indication we are seeking is to reduce muscle strength loss from GLP-1 agonists in combination with dieting, in adult obese or overweight patients who are treated with semaglutide or liraglutide for weight loss. There are currently no approved therapies for this indication, and it is known that GLP-1 agonists cause an important muscle mass loss as component of the weight loss induced by these treatments.

BIO101 (20-hydroxyecdysone) has also been developed to treat patients with severe respiratory manifestations of COVID-19. We have conducted the COVA study, a global, multicenter, double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study, in patients with SARS-CoV-2 pneumonia. Final results of this study were released on February 2, 2023. The study met its pre-defined primary endpoint demonstrating a statistically significant difference between BIO101 (20-hydroxyecdysone) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.043, Cochran-Mantel-Haenszel test). Moreover, the analysis of time to respiratory failure or early death showed significant differences over 28 days in the Kaplan Meier curves for BIO101 (20-hydroxyecdysone) versus placebo (p=0.022). The pre-specified analysis of time to death over the complete follow-up period over 90 days showed that mortality rate with BIO101 (20-hydroxyecdysone) was reduced compared to placebo in the ITT population (p=0.083) and in the PP population (p=0.038).

Most people infected with the COVID-19 virus and its variants experience mild to moderate respiratory illness and recover without requiring special treatment. Older people, and those with underlying medical problems like cardiovascular disease, diabetes, chronic respiratory disease and cancer are more likely to develop serious illness and to be at risk of respiratory failure. Based on the positive data of COVA Phase 2-3 study, we plan to implement Early Access Programs (EAP) in selected countries and notably to reactivate our EAP in Brazil, as we did initially receive approval for such a program in January 2022. We are also discussing with regulatory authorities in the US and Europe to define market access for BIO101 (20-hydroxyecdysone) in COVID-19 and possibly other respiratory viral infections such as influenza.

We are also developing BIO101 (20-hydroxyecdysone) for DMD, a rare genetic neuromuscular disease in male children and young adults, which is characterized by an accelerated degeneration of muscle and is responsible for a loss of mobility, respiratory failure and cardiomyopathy, leading to premature death. There is currently no cure and limited treatment options for DMD, which affects approximately 2.8 out of 100,000 people worldwide (approximately 20,000 new cases annually worldwide), based on our estimates from publicly available information.

Our second drug candidate, BIO201, formerly known as BIO201, is an orally administered small molecule in development for the treatment of retinopathies. It is a plant-derived pharmaceutical-grade purified norbixin. We have completed preclinical cellular and animal studies of BIO201 for the treatment of retinopathies. While we are still in the early stages of development, we believe that the results from our preclinical studies support continued investigation into whether BIO201 may stimulate biological resilience and protect the retina against phototoxic damage that leads to vision loss. The initial indication we plan to seek approval for is dry AMD, a common eye disorder among people over the age of 50 that affects central vision, impairing functions such as reading, driving, and facial recognition, and has a major impact on quality of life and the ability to live independently. There are currently no approved treatments for dry AMD. Based on our estimates from publicly available information, AMD affects approximately 8.5% of the global population (ages 45 to 85) and is expected to increase over time as the population ages.

We are also exploring BIO201 as a potential treatment for Stargardt disease, which shares many of the characteristics of dry AMD. Stargardt disease is the most common form of inherited macular degeneration that typically develops in childhood and leads to vision loss and, in some cases, blindness.

We hold exclusive commercialization rights through licenses for each of our drug candidates. We currently plan to develop our drug candidates through clinical PoC (typically Phase 2), and then seek licensing and/or partnership opportunities for further clinical development through regulatory approval and commercialization.

We have developed our lead clinical drug candidate BIO101 (20-hydroxyecdysone), our preclinical drug candidate BIO201, and a preclinical pipeline of life-cycle extension products, consisting of BIO103 and BIO203, through a drug discovery platform in collaboration with Sorbonne University in Paris, France based on work with medicinal plants. Plants are major sources of small molecules, called secondary metabolites, which they produce as a defense mechanism to various environmental stresses, including attack from predatory and pathogenic species (e.g., insects, bacteria and fungi). Our drug discovery platform is based on a reverse pharmacology approach that tests a collection of bioactive secondary metabolites along with chemical analogs that we have synthesized in phenotypic screens of various age-related diseases. Our long-term goal is to advance the field of aging science with the continued discovery and development of new drug candidates that treat age-related diseases by stimulating biological resilience pathways that are involved in the aging process and/or age-related diseases.

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

Our Strategy

We are focused on the development of therapeutics that improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from respiratory viral infections such as COVID-19 or influenza. Our goal is to build Biophytis into a leading biotechnology company focused on targeting biological resilience pathways that slow the degenerative processes associated with age-related disease progression in order to improve the lives of millions of patients that have limited or no treatment options. We currently plan to develop our drug candidates and then seek licensing and/or partnership opportunities for further clinical development through regulatory approval and commercialization. To achieve our goal, we are pursuing the following strategies:

●	Obtain EAPs in Brazil and other selected countries and optimize market access in the US and Europe for BIO101 (20-hydroxyecdysone) for COVID-19 patients at risk of respiratory failure. We reported final analysis of the Phase 2/3 COVA study in hospitalized COVID-19 patients with severe respiratory manifestations in February 2023. The study met its pre-defined primary endpoint demonstrating a statistically significant difference between BIO101 (20-hydroxyecdysone) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.043, Cochran-Mantel-Haenszel test). Based on these results, we are currently reactivating our EAP in Brazil and plan to apply for EAPs in other selected countries. We are also discussing with regulatory authorities in the US and Europe to define market access for BIO101 (20-hydroxyecdysone) in COVID-19 and possibly other respiratory viral infections such as influenza.
●	Demonstrate efficacy of BIO101 (20-hydroxyecdysone) in sarcopenia. We published the topline data for our SARA-INT Phase 2b clinical trial in October 2021. Due to the effect of the pandemic on the patient population, only 45 percent of the study subjects were able to complete the study with end-of-treatment efficacy assessments and the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met. However, BIO101 (20-hydroxyecdysone) showed cleanically meaningful improvement in gait speed after 6 months of treatment, which is known to be associated with a reduction in mobility disability and mortality in elderly. Following intensive interactions with the regulatory authorities in Europe (EMA) and the United States (FDA), we have obtained the approval from the FDA and the Belgian regulatory authorities in the second half of 2023 to conduct a Phase 3 clinical, which will be the first Phase 3 trial ever launched in this indication. Additional funding or co-development agreements with pharmaceutical partners will be necessary to be able to conduct this study.

●	Initiate clinical development of BIO101 (20-hydroxyecdysone) in obesity. We plan to start a development program with BIO101 (20-hydroxyecdysone) to reduce muscle strength loss from GLP-1 agonists in combination with dieting, in adult obese or overweight patients who are treated with semaglutide or liraglutide for weight loss. We plan to obtain approvals from regulatory authorities and ethics committees / Institutional Review Boards in Europe and the United States to start a proof-of-concept study in the second half of 2024.
●	Initiate clinical development of BIO101 (20-hydroxyecdysone) in DMD. Our efforts are also focused on leveraging our knowledge and the development of BIO101 (20-hydroxyecdysone) in sarcopenia and COVID-19 to commence and advance the clinical development of BIO101 (20-hydroxyecdysone) for the treatment of non-ambulatory DMD patients with signs of respiratory deterioration, independent of genetic mutation and across the disease spectrum. We have already received an IND “may proceed” letter from the FDA in the United States and a CTA approval from FAMHP in Belgium. In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population and primary endpoint. We have incorporated the agency’s recommendations and have revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration and changed the primary endpoint to respiratory function. The new protocol and study design will be discussed with Competent Authorities with the objective to start the study in 2024.
●	Advance the development of our second drug candidate, BIO201. We are working on continuing the preclinical development of our second drug candidate, BIO201, for the treatment of retinopathies, with an initial focus on dry AMD.
●	Maintain our presence in the United States to support co-development in Europe and the United States. Our goal is to continue to conduct our clinical trials in this country and, if successful, apply for regulatory approval in both the United States and Europe. We plan to work with patient associations, key experts, regulatory agencies, government and third-party payors and other key constituencies in both regions.
●	Expand our pipeline and explore potential strategic partnerships and alliances to maximize the value of our development programs. We plan to continue to leverage our collaborations with leading scientific and academic institutions in order to pursue new INDs for our existing drug candidates, including BIO101 (20-hydroxyecdysone), BIO103, and BIO201, as well as BIO203. We believe that our drug candidates may be applicable for additional age-related disease research and potential application. We plan to explore the commercial potential of our drug candidates after establishing clinical PoC through Phase 2/3.

Our Drug Candidates

BIO101 (20-hydroxyecdysone)

Our lead drug candidate, BIO101 (20-hydroxyecdysone), is an orally administered small molecule in development for the treatment of neuromuscular diseases. We have completed preclinical studies and are in various stages of further clinical development for the treatment of neuromuscular diseases. While preclinical studies provide limited data, based on results from our cellular and animal studies, we believe BIO101 (20-hydroxyecdysone) stimulates biological resilience through activation of the MAS Receptor, which may preserve muscle strength, mobility and respiratory function in various age-related conditions.

In addition, MAS activation could potentially counter the deleterious effects of the SARS-CoV -2 infection. Data from models of ALI suggest a further protective role of BIO101 (20-hydroxyecdysone) on the pulmonary tissue. In light of this, we began investigating BIO101 (20-hydroxyecdysone) in the COVA study in patients with severe respiratory manifestations of COVID-19 as an initial potential indication for BIO101 (20-hydroxyecdysone). The enrollment for this study ended April 7, 2022, earlier than planned, due to the inability to recruit sufficient patients in a suitable timeframe as a result of the evolution of the pandemic. It is now less common for patients with COVID-19 disease to be admitted to hospitals for respiratory failure, due to the combined effect of high vaccination rates, high numbers of patients becoming immune through prior infection, the use of new antiviral drugs and the milder symptoms associated with the predominant Omicron variant.

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

An additional indication we are seeking is to reduce muscle strength loss from GLP-1 agonists in combination with dieting, in adult obese or overweight patients who are treated with semaglutide or liraglutide for weight loss. There are currently no approved therapies for this indication and it is known that GLP-1 agonists cause an important muscle mass loss as component of the weight loss induced by these treatments.

We are also developing BIO101 (20-hydroxyecdysone) for DMD, the most common form of muscular dystrophy in children leading to early mortality. We are focusing on non-ambulatory patients with signs of respiratory deterioration.

History and Development of BIO101 (20-hydroxyecdysone)

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

Potential Mechanism-of-Action

The MAS Receptor, the protective arm of the Renin-Angiotensin System (RAS)

Our preclinical studies demonstrate that BIO101 (20-hydroxyecdysone) activates the MAS Receptor in muscle cells, a key component of the RAS. The RAS is a fundamental endocrine system that is known to control fluid balance and blood pressure, playing a key role in cardio-vascular function. It is also involved in the regulation of smooth, cardiac and skeletal muscle metabolism, and plays a key role in muscle function and mobility in disease states. It is made up of two different arms that counter-regulate each other: (i) the “classical” arm (or ACE / angiotensin-II (Ang-II) / Ang-II receptor type 1 (AT1R) axis), and (ii) the “protective” arm (or ACE2 / angiotensin 1-7 (Ang-1-7) / MAS Receptor axis). Ang-II blood concentration has been shown to be increased with aging and in various neuromuscular diseases, such as sarcopenia and respiratory diseases that are caused by viruses such as SARS-CoV-2. Ang 1-7, the endogenous ligand of the MAS Receptor, opposes the numerous actions of Ang-II on muscle and cardio respiratory functions.

We believe BIO101 (20-hydroxyecdysone), through the activation of the MAS Receptor, triggers two key downstream signaling-pathways: (i) the P13K/AKT/mTOR pathway, or the AKT pathway, which is known to be responsible for increasing protein synthesis, (ii) the AMPK/ACC pathway, or the AMPK pathway, which is known to be involved in stimulating energy production. We have demonstrated that BIO101 (20-hydroxyecdysone) activates major signaling pathways such as the AKT pathway and potentially the AMPK pathway in C2C12 myotubes and human muscle cells through western blot analysis. The AKT pathway and AMPK pathway have all been shown to be impaired in muscle wasting conditions.

The potential mechanism-of-action through activation of the MAS Receptor is illustrated in the diagram below:

We believe that the AKT and AMPK pathway are potentially the key factors for (i) preserving muscle mass and increasing muscle strength under muscle wasting conditions and (ii) increasing muscle strength and improved endurance, respectively. We have also observed in preclinical studies that activation of the MAS Receptor by BIO101 (20-hydroxyecdysone) shares many common properties with Ang-1-7 at the cellular level. However, BIO101 (20-hydroxyecdysone) did not show an effect on blood pressure or heart rate when compared to enalapril, an angiotensin-converting enzyme, or ACE, inhibitor.

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

Preclinical proofs of concept

Effect on myocyte differentiation into myotubes (in vitro)

Our preclinical data in C2C12 cell lines and human cell models suggest that BIO101 (20-hydroxyecdysone) enlarges myotubes, the main structural units of muscle, warranting continued research. We believe that this is important for limiting muscle mass loss and increasing muscle strength under muscle wasting conditions. As depicted below, results from an in vitro study demonstrate that human myotubes are larger in muscle cells treated with BIO101 (20-hydroxyecdysone) as compared to untreated control cells.

Effect of BIO101 (20-hydroxyecdysone) on mean myotube diameter

We believe BIO101 (20-hydroxyecdysone) directly targets muscle tissue and cells, and improves several key muscle cell functions, including protein synthesis, regeneration and energy production through key signaling pathways that are impaired in muscle wasting conditions, regardless of the disease stage, state of disease progression or severity, and may have the potential to improve muscle function and preserve strength, mobility and respiratory capacity in various neuromuscular diseases, independent of cause (i.e., age-related or genetic) and pathophysiology.

Preclinical Development of BIO101 (20-hydroxyecdysone) in Sarcopenia.

We conducted numerous in vivo experiments in C57Bl/6J mouse models to assess the activity of BIO101 (20-hydroxyecdysone) within the context of aging, specifically studying a high fat diet and immobilization. Key in vivo results are summarized below.

Beneficial effect on mobility in mice. We administered BIO101 (20-hydroxyecdysone) at 50 mg/kg/day or a placebo to “old” mice (22 months old at the beginning of the study) that were fed a high-fat diet over 14 weeks. The mice were exercised on a treadmill and maximum running velocity (Vmax) was recorded after 14 weeks of treatment. Untreated “adult” mice (12 months old at the beginning of the study) were also fed a high-fat diet and exercised similarly to determine a positive control velocity. As shown in the graph below, “old” control mice had a Vmax that was approximately 21% less than “adult” control mice (p<0.001) demonstrating the effects of aging. Further, results showed that “old” mice treated with BIO101 (20-hydroxyecdysone) demonstrated a significant improvement in Vmax as compared to “old” control mice (p<0.01), compensating almost completely for the loss of mobility due to aging. These results were presented in December 2016 at the Society on sarcopenia, Cachexia and Wasting Disorders, or (“SCWD”), conference in Berlin, Germany.

Effect of chronic BIO101 (20-hydroxyecdysone) treatment over
14 weeks on maximum running velocity in old mice

Preservation of muscle strength after immobilization in mice. To model muscle wasting associated with impaired mobility, we immobilized young mice (13 weeks old) and began administering either BIO101 (20-hydroxyecdysone) at 50 mg/kg/day or a placebo control (vehicle). After 14 days, we removed the immobilization and continued administration of BIO101 (20-hydroxyecdysone) for an additional 14 days. The absolute strength of hind limb muscle was recorded at various times over the 28-day period. As shown in the graph below, mice treated with BIO101 (20-hydroxyecdysone) demonstrated a preservation of muscle strength while immobilized compared to vehicle control. We believe these results support continued research to investigate whether BIO101 (20-hydroxyecdysone) could be an effective treatment to preserve muscle function under conditions of disuse or immobility.

Effect of chronic BIO101 (20-hydroxyecdysone) treatment over 28 days on maximal absolute strength in hind limb-immobilized mice

Preclinical Development of BIO101 (20-hydroxyecdysone) in Obesity.

RAS and Obesity

The renin angiotensin system plays a critical role in the pathogenesis of obesity, notably, the harmful arm of the RAS. Ang II is intimately linked to obesity and its pro-inflammatory effects are involved in obesity-associated co-morbidities. Indeed, Ang II is one of the major pro-inflammatory adipokines produced in obese adipose tissue that may be critical in linking obesity, insulin resistance, and inflammation (Kalupahana et al., 2012; Yvan-Charvet & Quignard-Boulangé, 2011). In humans, plasma Ang II level is correlated with body weight, decreases during weight loss, and is associated with markers of insulin resistance in obese subjects. Conversely, the beneficial effect on obesity and adipose function of Ang-(1–7), which functionally antagonizes angiotensin II through its Mas receptor, has been well elucidated using various rodent models (Santos et al., 2012; Santos et al., 2014). Recent evidence suggests that increasing the activity of the ACE2/Ang-(1-7)/MasR axis in obese animal models leads to significant reductions in body weight (Bruce et al., 2018). Altogether, these results demonstrate that therapeutic strategies/interventions decreasing the production and action of Ang II and/or increasing the protective arm of RAS could be of interest and may improve the clinical conditions in individuals with obesity as described below with BIO101 (20-hydroxyecdysone).

BIO101 (20-hydroxyecdysone) beneficial effects on muscle and on lipid metabolism

BIO101 (20-hydroxyecdysone) activates MasR on the protective arm of renin angiotensin system (Lafont et al. 2021). A clear dose-dependent target engagement was demonstrated on protein synthesis, differentiation in skeletal muscle cells because of the activation of MasR and downstream signaling pathways such as PI3/Akt/mTOR and AMPK (Serova et al. 2023). Biophytis studies demonstrate hypolipidemic effects, showing the protective effect of BIO101 (20-hydroxyecdysone) in mice fed an obesity-inducing high-fat diet (Foucault et al., 2012). BIO101 (20-hydroxyecdysone) food supplementation in these mice prevents the development of adipose tissue by limiting the size of adipocytes and reducing the expression of genes involved in lipid storage, such as lipoprotein lipase and phosphoenolpyruvate carboxykinase (Foucault et al., 2012). Subsequently, this anti-obesity effect of BIO101 (20-hydroxyecdysone) was associated with an overall increase in energy expenditure in these mice, with preferential use of carbohydrate metabolism over oxidation to the detriment of lipogenesis, and a decrease in intestinal absorption of dietary lipids leading to a reduction in their storage in adipose tissue (Foucault et al., 2014).

Cross talk between BIO101 (20-hydroxyecdysone) and GLP-1 receptor agonists mechanisms of action: rationale of potential synergism. GLP-1 receptor agonists (GLP-1RA) protect skeletal muscle against obesity-induced muscle atrophy via the SIRT1 pathway (Xiang et al., 2023). In addition, GLP-1RA were shown to have a potent regulatory effect in the RAS biological actions (Mastoor et al. 2022; Seghieri et al. 2018). They display an antagonistic effect on the ACE/AngII/AT1R axis and a positive impact on the ACE2/Ang(1-7)/MasR axis (Yang et al. 2020), indicating that they could play a dual regulatory role on the two arms of the RAS. More specifically, liraglutide activates the ACE2/Ang1-7/Mas axis by upregulating ACE2 and MasR expression. Intracellular transduction of these effects through the PI3K/AKT pathway (Yang et al. 2020) result in increased fatty acid oxidation gene expression, suppression of gluconeogenesis, and inflammation in the liver. This demonstrates that the activation of the RAS protective arm is an attractive target to improve glucose homeostasis, lipid metabolism and energy balance (White et al. 2019). Most interestingly, a SIRT1 activation has been described following MasR activation using Ang1-7 (Olivera Andrade et al. 2014), demonstrating that a cross talk exists between the ACE2/Ang1-7/Mas axis and sirtuins. GLP-1RA’ and BIO101 (20-hydroxyecdysone)’s modes of action as well as the cross talk between the ACE2/Ang1-7/Mas axis and sirtuins are described in the figure below. Because of this cross talk and knowing that both SIRT1 and Akt pathways are promoting muscle cells differentiation and insulin sensitivity while they decrease muscle atrophy, we believe at Biophytis that the combination of the GLP-1RA and BIO101 (20-hydroxyecdysone) could result in synergistic beneficial effects on muscle function and body weight loss in obese patients.

Cross talk between BIO101 (20-hydroxyecdysone) and GLP-1RA mechanisms of action

Preclinical Development of BIO101 (20-hydroxyecdysone) in COVID-19

ALI is acute lung injury caused by non-cardiogenic pathogenic factors and may develop to acute respiratory distress syndrome (“ARDS”) in severe cases. One of the important causes of ALI is virus infection that in some cases (including SARS-CoV-2) can deregulate the expression of RAS components by accelerating the imbalance of RAS and the occurrence and development of ALI/ARDS. Of particular interest, BIO101 (20-hydroxyecdysone)’s active principle ingredient (“API”) has shown lung anti-inflammatory and lung protective effects in various in vivo models of ALI known for being associated with severe RAS imbalance. A

2021 preclinical study revealed that BIO101 (20-hydroxyecdysone) daily treatment prevents respiratory function deterioration in SARS-CoV-2-infected mammals and provided a preclinical proof of concept for the concluding phase 2/3 COVA clinical study.

Effect of BIO101 (20-hydroxyecdysone) on SARS-CoV-2 infected hamsters

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

Preclinical Development of BIO101 (20-hydroxyecdysone) in DMD

We conducted various in vivo experiments in mdx mice, a commonly used model of DMD. The results from these mdx mice studies were consistent with the results on cellular activity and functional outcomes from both in vitro and in vivo studies of BIO101 (20-hydroxyecdysone) in sarcopenia. We believe these results provide additional support for our belief that BIO101 (20-hydroxyecdysone) has the potential for improving mobility and muscle strength. In addition, we believe these results suggest that BIO101 (20-hydroxyecdysone) may increase respiratory function and decrease fibrosis. Key in vivo results in DMD are summarized below.

Improved respiratory function in mice. The loss of respiratory function is a major health issue for later-stage, non-ambulatory patients with DMD. Results have shown that chronic (eight weeks) daily administration of 50/mg/kg of BIO101 (20-hydroxyecdysone) ameliorates the time-dependent degradation of respiratory function observed in C57BL10-mdx mice as compared to C57BL10 control mice. This protective effect on respiratory function is not only associated with breathing parameters as suggested by enhanced pause, or PenH, measurements, but also by an improvement of deep airway structure of the respiratory system shown by FlexiVent experiments, which are a common measurement for in vivo lung function. PenH is calculated as follows: (PIP/PEP) x Pause, where PIP is the maximum change in chamber pressure during inspiration, PEP is the maximum change in chamber pressure during expiration, and Pause equals (TE-TR)/TE, where TE is expiratory time and TR is relaxation time. As shown in the three graphs below, C57BL10-mdx mice treated with BIO101 (20-hydroxyecdysone) exhibited improved respiratory function as measured by resistance, elastance and PenH of the lung. These results were presented in March 2019 at the annual international congress of Myology in Bordeaux, France.

Effect of chronic BIO101 (20-hydroxyecdysone) treatment on resistance, elastance and airway reactivity (PenH).

Improved mobility and muscle strength in mice. We studied the effect of chronic oral administration of 50 mg/kg/day of BIO101 (20-hydroxyecdysone) on mobility and strength over eight weeks in C57BL10-mdx mice. Mobility was measured by running distance and strength was measured by maximum absolute strength (force) in the four-limb grip-test test. Results show that BIO101 (20-hydroxyecdysone) treatment improved mobility in certain animal models, as C57BL10-mdx mice treated with BIO101 (20-hydroxyecdysone) ran 2.4x farther than untreated control C57BL10-mdx mice. Results show that BIO101 (20-hydroxyecdysone) treatment improved muscle strength in animal models, as C57BL10-mdx mice treated with BIO101 (20-hydroxyecdysone) showed an approximate 14% improvement in strength as compared to untreated control C57BL10-mdx mice.

Effect of BIO101 (20-hydroxyecdysone) on mobility (running distance) and muscle strength (four-limb grip-test force).

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

Improved lesion profile in mice. We have observed that BIO101 (20-hydroxyecdysone) treatment may improve the histological (muscular lesion) profile of muscle in mice, consistent with the improvements in physical performance and muscle function (mobility and strength), as mentioned above. We performed histopathological analysis of muscle from C57BL10-control mice, C57BL10-mdx mice and C57BL10-mdx mice treated with BIO101 (20-hydroxyecdysone). Muscles from C57BL10-mdx mice exhibited anisocytosis (atrophy of muscle fibers), as well as chronic inflammation associated with fibrosis as compared to healthy muscles from control mice. Observations of muscle from C57BL10-mdx treated mice showed that chronic administration of BIO101 (20-hydroxyecdysone) decreased anisocytosis and inflammation as compared to muscles from C57BL10-mdx mice. These results were presented in October 2017 at the WMS conference held in Saint Malo, France.

BIO101 (20-hydroxyecdysone) for the treatment of age-related Sarcopenia (the SARA program)

Biophytis is developing BIO101 (20-hydroxyecdysone) to treat age-related degeneration of skeletal muscle. It is a major cause of mobility disability in the elderly, characterized by a loss of muscle mass, strength, balance and the ability to stand and/or walk, resulting in a loss of independence, increased risk of adverse health events and hospitalization, and potential death resulting from falls, fractures, and physical disability.

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

Phase 1 Clinical Trial (SARA-PK)

We conducted a dose-escalating Phase 1 clinical trial (SARA-PK) to evaluate the safety, PK and PD effects of BIO101 (20-hydroxyecdysone) in 54 healthy adult and elderly subjects. Based on the results of the SARA-PK Phase 1 clinical trial, we chose 175 and 350 mg b.i.d. (twice daily) as the safe, active dosing levels for the SARA-INT Phase 2b clinical trial.

Single Ascending Dose. In the single ascending dose(“SAD”) phase, subjects were dosed once with BIO101 (20-hydroxyecdysone) at a range between 100 to 1,400 mg or placebo. No abnormal clinical vital signs and/or serious adverse events were reported as treatment emergent adverse events, or TEAE. All TEAEs were mild in severity and were resolved by the end of the study. No serious adverse events, or SAEs, were reported in the SAD phase.

Multiple Ascending Dose. The multiple ascending dose(“MAD”) phase was conducted with three selected doses of BIO101 (20-hydroxyecdysone) that were orally administered to 30 patients in total broken into three groups of older adults between 65 and 85 years over 14 days. Each group consisted of eight active and two placebo per dose.

No abnormal clinical vital signs and/or adverse events were reported. Study results indicated that several patients experienced TEAEs, the most common were headache and nausea, with one participant reporting an event of food poisoning at the follow-up visit and dizziness postural (vertigo) and are described in the table below. All TEAEs were indicated as mild or moderate and were resolved by the end of the study. No SAEs associated with BIO101 (20-hydroxyecdysone) were reported in the MAD phase.

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

The pharmacokinetic analysis showed a short half-life between 3 to 4 hours and that the steady state was reached from the second day of administration in the MAD phase. No accumulation of BIO101 (20-hydroxyecdysone) was observed at 350 mg q.d. in the MAD phase (accumulation ratio of 1.14); however, a small accumulation was observed at 350 and 450 mg b.i.d. in the MAD phase (accumulation ratio of 1.31). We determined the optimal dosing of 175 and 350 mg b.i.d. from a PK modeling study.

We also evaluated the effects of BIO101 (20-hydroxyecdysone) on PD markers. Results showed a tendency towards a decreased plasma level in muscle catabolism markers (myoglobin, creatine kinase) and in markers of the RAS (aldosterone and renin). This is consistent with the proposed mechanism-of-action of BIO101 (20-hydroxyecdysone) and is coherent with the activity of BIO101 (20-hydroxyecdysone) on the RAS.

As shown in the graphs below, BIO101 (20-hydroxyecdysone) treatment over 14 days showed (i) a dose-dependent effect on muscle growth and repair, as measured by plasma Procollagen type III N-terminal peptide (PIIINP), a common marker of muscle growth, repair and fibrosis, and (ii) a dose-dependent negative correlation of muscle wasting, as measured by plasma myoglobin, a common marker of muscle catabolism.

Effect of BIO101 (20-hydroxyecdysone) treatment for 14 days on the evolution of PD markers related to muscle anabolism (PIIINP) and to muscle catabolism (myoglobin)

Results from the SARA-PK Phase 1 clinical trial were released in April 2017 in an oral presentation at the International Conference on Frailty & Sarcopenia Research, in Barcelona, Spain. The results were used to establish the dosing levels for the recently completed SARA-INT Phase 2b clinical trial. Additional dosing studies are recommended by FDA to proceed.

Phase 2 Clinical Trial (SARA-OBS and SARA-INT)

●	SARA-OBS was an observational study that recruited 218 participants, of whom 185 completed a 6-months follow-up, between April 2017 and April 2019. This study was designed to characterize the target population of elderly patients (65 years old and above), who are at risk for mobility disability. This study was executed in 11 sites in the United States, France, Italy and Belgium. The study was finalized and a preliminary analysis of the SARA-OBS study was presented at the 12th Annual Congress of SCWD in Berlin, Germany in December 2019. The first presentation of the final results was given at the virtual 13th annual congress of SCWD on December 12, 2020.
●	SARA-INT was a global, double-blind, placebo-controlled study, with 233 participants, who received BIO101 (20-hydroxyecdysone) at doses of 175 or 350 mg b.i.d. or placebo for 6 to 9 months. The study was executed in 22 centers in the United States and Belgium. Recruitment was completed in March 2020 with the last patient completing his final on-treatment visit in December 2020. Because of impediments posed by the COVID -19 pandemic, such as the interruption of in-office study visits and other disruptions, only 45 percent of the study subjects were able to complete the study with end-of-treatment efficacy assessments and the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met.

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

Objectives and Endpoints. The objectives and endpoints of the study are summarized below:

Objectives:

•     Evaluate the safety and effectiveness of two doses, 175 and 350 mg b.i.d. (twice daily) of BIO101 (20-hydroxyecdysone) administered orally with a meal for 26 weeks against a placebo in participants over 65 at risk of impaired mobility; and

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

The effect of two doses of BIO101 (20-hydroxyecdysone), 175 mg bid and 350 mg bid, were compared to placebo in the Full Analysis Dataset (FAS) and in the Per-Protocol population (PP, subset of participants that complied to the clinical protocol), as well as in sub-populations of patients.

Results. BIO101 (20-hydroxyecdysone) at the highest dose of 350 mg bid showed an increase of 0.09 m/s in the FAS population and of 0.10 meters per second (m/s) in the PP population compared to placebo in observed data, for the 400-meter walking test (400MWT) in gait speed after 6 months of treatment in observed data. Statistical analyses based on Multiple and Bayesian imputation showed a LS Mean difference at Month 6 of 0.07 m/s in the FAS population (p=0.085) versus Placebo. Minimal Clinically Important Difference (MCID) for the 400MWT in sarcopenia is 0.1 m/s per the study protocol.

However, the increase was not statistically significant, and none of the primary or secondary efficacy endpoints reached statistical significance.

Several results from the SARA-INT Phase 2b trial of BIO101 (20-hydroxyecdysone) in sarcopenia were presented at the ICFSR on September 30, 2021. ICFSR is the key international scientific event on frailty and sarcopenia, and is attended by leading researchers, physicians, and personnel from the biotechnology and pharmaceutical companies. The results are provided in graphs.

Effect of BIO101 (20-hydroxyecdysone) on the 400 MWT gait speed in the FAS population at Month 6 based on multiple imputation for subjects without data on On-Site Visit

BIO101 (20-hydroxyecdysone) at 350mg bid showed an increase on the 400MWT gait speed in sub-population at higher risk of mobility disability such as slow walkers (LS mean difference of 0.07 m/s versus placebo), obese subgroup (LS mean difference of 0.09 m/s versus Placebo), chair stand sub-score ≤2 of the SPPB (LS mean difference of 0.09 m/s versus placebo, p= 0.004) in the PP population at Month 6.

Effect of BIO101 (20-hydroxyecdysone) on the 400MWT gait speed in sub-population with higher risk of mobility disability (chair stand subscore ≤2) at Month 6

The COVID-19 pandemic and its related restrictions had a significant impact on the conduct of the study, with 55% of total participants not allowed to perform their on-site End of Study visit, despite the extension of their treatment period. Only 45 percent of the study subjects were able to complete the end of study assessments at the clinic and thus the study was underpowered to observe the hypothesized effect size, and the primary and secondary endpoints were not met.

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

A tabular summary of safety data is presented below:

Adverse Events, Serious Adverse Events and Treatment Emergent Adverse Events in the Placebo, 175 mg bid and 350 mg bid groups in the SARA-INT study

Regulatory consultation with FDA and EMA

Upon review of the results, FDA reclassified the scheduled end-of-phase Type B meeting to a Type C meeting. During the meeting, which was held on January 24, 2022, FDA discussed concerns that entering into Phase 3 would be premature, questioning the dose and the sarcopenia condition. We also discussed strategies to further define the proposed population and to refine the proposed indication, and development of other information and data that will assist us in preparing the chemistry, manufacturing, and control information to be submitted to FDA, as well as the regulatory non-clinical plan. Using recent evidence from literature and following discussion with Key External Experts in the sarcopenia indication, we designed a new phase 3 program using Major Mobility Disability (MMD) as the primary endpoint, considered as the earliest occurring of the cascade of hard health-related outcomes of falls, hospitalization, institutionalization and death. MMD is defined as the inability to walk 400 meters within 15 minutes without sitting, help from another person or use of a walker. Individuals who require more than 15 minutes to complete the walk have an extremely slow pace (<0.45 m/sec), which would make their walking capacity of little utility in daily life. This was also the primary endpoint of the two largest recent trials in the field, the SPRINTT and LIFE studies. The primary objective of the Phase 3 trial will be to evaluate the efficacy of BIO101 350mg bid on the hazard of MMD versus placebo. Sarcopenic community-dwelling participants, as defined as having a SPPB score comprised between 3 and 7, a gait speed > 0.8 m/s and an hand grip strength in the dominant hand of > 35.5 kg and >20kg in male and female, will be treated and followed for a minimum of 12 month and up to 36 months. We arranged a scientific advice with EMA and an additional type C meeting with the FDA to discuss the updated design and the planned patient-related outcomes. Overall, EMA agreed with the main parameters of the design of the Phase 3 design: targeted population, primary endpoint, secondary endpoints, dosing duration, whereas the FDA recommended to have a self-reported questionnaire as a co-primary endpoint whilst requiring more pieces of validation on the only available questionnaire specifically developed for the assessment of Quality of Life in sarcopenia. The two competent Authorities commented that the choice of the dose for the Phase 3 program was at our own risk. In 2023, we submitted the Phase 3 protocol to the FDA and in Belgium under the European regulation and both agencies gave the authorization to initiate the study.

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

Low mobility measured by Short Performance Physical Battery 3≤(SPPB) ≤7 out of 12

4-meter gait speed ≤ 0.8 m/s

Hand grip Strength in the dominant hand <35.5 kg for males, <20 kg for females

Reporting a loss of motor function over the last year

Market Opportunity

Sarcopenia (or age-related muscular dystrophy) is a syndrome defined consensually by the European group EWGSOP (The European Working Group on Sarcopenia in Older People), characterized by progressive and generalized loss of skeletal muscle mass and strength associated with an increased risk of adverse events such as disability, poor quality of life and death. Sarcopenia is highly prevalent in adults greater than 60 years of age with an estimated prevalence between 10 to 16% worldwide. It poses a major public health issue and is steadily increasing as the global population ages. The severe sarcopenia of patients aged 65+ that we are targeting represents almost 900,000 US citizens, more than 550,000 in Brazil, 260,000 in France and 1,350,000 in Japan. To date, no pharmacological treatment has yet been approved for either frailty or sarcopenia. Recommendations for the prevention and treatment of frailty and sarcopenia are thus still mainly based on lifestyle interventions, such as nutrition and physical exercise.

If approved by regulatory authorities for commercial use, we believe there is a huge market potential for BIO101 (20-hydroxyecdysone) in severe sarcopenia.

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

Based on our review of publicly available information, currently, neither myostatin inhibitors nor SARMs are being tested in late-stage clinical trials for sarcopenia. Based on our review of research in this area, we believe BIO101 (20-hydroxyecdysone) is currently the most advanced drug candidate being tested in a clinical program for the treatment of sarcopenia and has the potential to improve the vital functional outcomes of mobility disability necessary for regulatory approval. To our knowledge, there is currently no widely accepted standard of care for sarcopenia. Current non-medicinal treatment recommendations primarily focus on moderate physical activity, such as 30 minutes of walking per day or resistance-based (strength) training, as they exert effects on both the nervous and muscular systems that are critical to positive physiological and functional adaptations in older adults, and nutritional intervention. Other potential drug modalities that have been tested in the clinic for sarcopenia have yet to demonstrate effectiveness on clinically meaningful outcomes (strength and mobility) and/or safety in larger clinical trials and/or have not progressed through the clinic. Based on our understanding and discussions with regulatory agencies, including the FDA and EMA, functional mobility endpoints must be achieved in order to obtain marketing approval for sarcopenia.

BIO101 (20-hydroxyecdysone) for the treatment of muscle weakness associated with obesity (the OBA program)

Obesity treatment can lead to loss of muscle mass and function, notably as a consequence of dieting when combined with the recently introduced GLP-1 receptor agonists. Glucagon-like peptide-1 receptor agonist (GLP-1 RA) drugs are very effective drugs that lead to significant weight loss. Up to 40% of the total weight loss comes from muscle, which is a problem as muscle tissue's role is central in controlling metabolism, on top of its motor function, We are seeking to reduce muscle strength loss from GLP-1 agonists (GLP-1As) in combination with dieting, in adult obese or overweight patients who are treated with semaglutide or liraglutide for weight loss. There are currently no approved therapies for this indication and it is known that GLP-1 agonists, in combination with calorie-restricted diet, cause an important lean body mass loss as component of the weight loss induced by these treatments, where muscle mass is a main part of lean body mass. Recently introduced GLP-1 agonists launched for weight loss include semaglutide, tirzepatide and liraglutide. Important declines in lean body mass were reported for semaglutide (5.4 kg compared to placebo, Wilding 2021) and tirzepatide (8.3% of body weight compared to placebo, Jastreboff, 2022). This reduction is deemed to be of clinical relevance especially in patients who have an already compromised muscle strength due to obesity, age or other diseases.

Clinical development

Results obtained from the obese subpopulation in the SARA-INT study in sarcopenic patients support the potential that 20E may be effective in this indication. For example, the gaitspeed from the 400MWT improved nominally statistically significantly in the sarcopenic obesity subgroup in the Per Protocol analysis (see figure below).

Effect of BIO101 (20-hydroxyecdysone) on the 400MWT gait speed in sub-population with sarcopenic obesity at Month 6

Furthermore, a clear trend towards a dose-response relationship was observed on the change from baseline in handgrip strength in the overall population, although due to the variability these differences were not statistically significant.

Further support comes from a clinical study using Quinolia, a quinoa extract enriched in 20-hydroxyecdysone administered in 58 overweight or obese participants (27 kg/m² ≤ BMI ≤ 38 kg/m²) at a daily consumption corresponding to 37.5 mg of 20-hydroxyecdysone or placebo. Patients followed a weight loss dietary program consisting of a 6-week weight loss (WL) dietary intervention phase followed by a 6-week weight loss maintenance (WLM) phase. Differences in mean hand grip strength between Quinolia® and placebo showed a trend towards an effect when considering the subpopulation of subjects who lost more than 5% of their initial weight during the weight loss phase (p=0.0974). As compared to placebo, Quinolia® induced a statistically significant difference in the android fat mass (p=0.0386) and HOMA-IR index, an index reflecting insulin sensitivity, (p=0.0058) (see figures below; the first timepoint reflects the difference between week 6 and baseline (“S6-S0"); the second timepoint reflects the difference between week 12 and week 6 assessment (“S12-S6”)).

Effect of BIO101 (20-hydroxyecdysone) on the Handgrip strength in patients who lost >5% of weight.

Effect of BIO101 (20-hydroxyecdysone) on the android fat mass.

Effect of BIO101 (20-hydroxyecdysone) on the HOMA IR S index.

We are currently designing a Phase 2 study in obese and overweight adult patients who are taking either semaglutide or liraglutide for weight loss and who have a low or poor muscle strength at baseline (ie at the start of the GLP-1A). We are designing our OBA clinical program to specifically to address the following challenges for obese patients:

o	Muscle weakness and its sequalae due to obesity
o	Avoidance of, or decrease in loss of muscle strength in at-risk patients treated with GLP-1A weight-loss drugs plus diet
o	Increasing loss of fat mass and/or body weight above that achievable by GLP-1A plus diet
o	Improvement of glucose metabolism, insulin sensitivity and/or hypertension

We propose a Phase 2 placebo-controlled study to obtain pharmacokinetic information on 20-hydroxyecdysone and its main metabolites in this differing patient population which is treated with potentially interacting GLP-1 agonists, and obtain Proof of Concept for 20-hydroxyecdysone efficacy to treat muscle weakness induced by GLP-1As, with the objective to start the study in 2024. This will be a randomized double-blind placebo-controlled study with a 6 month double-blind treatment period in approximately 200-250 subjects. Based on the results of this study we will design a phase 3 program after conducting regulatory consultations (type B meeting with the FDA and Scientific Advice with the EMA).

Market Opportunity

Obesity is a serious chronic disease. Nowadays, it’s getting more and more attractions because of new drugs available. 988 million of adults and children are currently living with obesity globally. The global prevalence of obesity has more than tripled since 1975 and the global cost of treating obesity-related complications is expected to rise by over $4 trillion by 2035.

More than 15 million adults only in the US will be treated with an anti-obesity medication at the horizon of 2030, representing 13% penetration into the US adult population. With an estimated market size of $6 billion in 2023 and an estimated average annual growth rate expected around 42%, the addressable market for the treatment of obesity is set to reach $100 billion by 2030.

But obesity treatment can lead to loss of muscle mass and function, notably as a consequence of dieting when combined with the recently introduced GLP-1 receptor agonists. These drugs are very effective drugs that lead to significant weight loss. Up to 40% of the total weight loss comes from muscle, which is a problem as, on top of its motor function, muscle tissue's role is central in controlling metabolism.

BIO101 (20-hydroxyecdysone) is the first oral daily MAS receptor activator and has demonstrated metabolic effects on muscle and fat issues in preclinical studies in obesity. These benefical effects of translate into improved mobility and muscle strength in obese sarcopenic patients, as shown in the SARA-INT phase 2 study. Furthermore, the 20-hydroxyecdysone molecule was already tested in obese patients during hypocaloric dieting in the Quinolia study, showing promising effects on muscle strength and fat mass loss. BIO101 (20-hydroxyecdysone) potential in the treatment of obesity in combination with GLP-1RAs to counteract the undesirable effects on muscle wasting associated with drastic weight-loss was highlighted in Nature Biotechnology (“After obesity drugs’ success, companies rush to preserve skeletal muscle”) on March 05, 2024.

BIO101 (20-hydroxyecdysone) for treatment of severe respiratory manifestation of COVID-19 (the COVA program)

COVID-19 was recognized as a worldwide pandemic by the WHO in March 2020. As of March 2, 2024, approximately 704 million people have been identified as having been infected with the SARS-CoV 2 virus, and more than 7.0 million have died because of COVID 19, as compared to 680 million people infected and 6.8 million deaths as of March 3, 2023. COVID-19 is caused by the SARS-CoV-2 virus. In its severe form, COVID-19 is associated with a plethora of complications, including:

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

Our hypothesis has been that by activation of the MAS-receptor, BIO101 (20-hydroxyecdysone) could mitigate some of the downstream effects of the interaction between SARS-CoV-2 and ACE2. Indeed, studies that were conducted in a model of ALI have shown that 20-hydroxyecdysone can mitigate inflammation and reduce the levels of inflammatory markers. We have performed additional studies in animal models of COVID-19, in parallel with the COVA clinical program with the University of Liège in Belgium and other research institutions.

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

The objective of the study was to investigate the efficacy and safety of BIO101 (20-hydroxyecdysone), 350 mg BID in hospitalized COVID-19 patients with hypoxemia, at risk of respiratory failure requiring high flow oxygen or mechanical ventilation, and death. The proportion of patients and time to respiratory failure or early death were studied at 28 days in the primary analysis, corresponding to the maximum treatment period, with follow-up of mortality and safety for at least 90 days. Final results of the study were released on February 2, 2023.

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

The study met its pre-defined primary endpoint demonstrating a statistically significant difference between BIO101 (20-hydroxyecdysone) and placebo in the proportion of patients with respiratory failure or early death at day 28, representing a relative reduction of risk of 44% (p=0.0426, Cochran-Mantel-Haenszel test).

Moreover, the analysis of time to respiratory failure or early death had shown significant differences over 28 days in the Kaplan Meier curves for BIO101 (20-hydroxyecdysone) versus placebo (p=0.022). The pre-specified analysis of time to death over the complete follow-up period over 90 days showed that mortality rate with BIO101 (20-hydroxyecdysone) was reduced compared to placebo in the ITT population (p=0.083) and in the PP population (p=0.038). Post hoc Kaplan-Meier analysis released on November 3, 2022 confirmed the effect of BIO101 (20-hydroxyecdysone) on the primary endpoint and on mortality at day 90.

In addition, BIO101 (20-hydroxyecdysone) showed a very good safety profile. The results showed a lower proportion of patients with TEAEs in the BIO101 (20-hydroxyecdysone) group (57%) than in the placebo group (64.4%), in particular a lower frequency of serious TEAEs (25% vs 30.8%) and serious respiratory TEAEs (18.8% vs 26.0%). Frequency of orthostatic hypotension was similar between both groups (7.0% vs 7.7%).

Market opportunity

We believe there is a market opportunity for BIO101 (20-hydroxyecdysone) for the treatment of severe acute respiratory infections associated with COVID-19, subject to successful clinical trials and the FDA’s approval or authorization of BIO101 (20-hydroxyecdysone) for such indication. The viral infections pandemics continue to be a public health issue, in hundreds of countries. As of March 2, 2024, approximately 704 million people have been identified as having been infected with the SARS-CoV 2 virus, and more than 7.0 million have died because of COVID 19.

The Severe Acute Respiratory infection market is driven by 3 main macro-environment factors:

The expanding global population, coupled with factors such as urbanization and international travel, has contributed to the rapid spread of respiratory viruses, creating a substantial patient pool in need of therapeutic interventions.

Governments around the world are implementing strategic initiatives to curb the spread of viral respiratory infections by recognizing the significant impact of these diseases on public health. One of the most effective measures has been the promotion and widespread implementation of vaccination programs aimed at preventing key viral respiratory infections such as influenza, pneumonia, and COVID-19.

The relentless pursuit of innovative solutions has led to the development of novel antiviral treatments, diagnostic tools, and therapeutic approaches, reshaping the landscape of viral respiratory infection management. In recent years, the integration of cutting-edge technologies such as genomics and proteomics has empowered researchers to gain a deeper understanding of viral respiratory pathogens. To our knowledge, although there have been multiple initiatives to develop treatments, treatment regimen has only slightly evolved over the last 18 months. This is summarized in the below scheme:

BIO101 (20-hydroxyecdysone) is targeting the hospitalized patients suffering from severe respiratory symptoms, representing a large majority (80%) of in-patients covid19 positive. No treatment specifically targeting the stimulation of respiratory function in hospitalized COVID-19 patients has been approved or recommended for use in United States or in Europe.

BIO101 (20-hydroxyecdysone) for Duchenne Muscular Dystrophy (DMD)

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

Our Clinical Development Plans of BIO101 (20-hydroxyecdysone) in DMD (the MYODA program)

We have developed a formulation that is suitable to treat children, especially with swallowing difficulties. We have weight-adjusted the dose range of BIO101 (20-hydroxyecdysone) that we aim to test in the pediatric patient population based on modeling of data from animal studies and the SARA-PK Phase 1 trial in healthy adult and elderly participants. The low end of the dose range is driven by efficacy studies and the upper end of the dose range is driven by safety margins (toxicology and Phase 1). At the low end of the dose range, differences caused by the variance in animal models (i.e., species, age and size) could affect efficacy between animals and humans (both adults and children). At the high end of the dose range, differences in body composition, absorption and metabolism between the age and patient segments could affect safety margins and tolerability. We do not have actual experimental safety PK, PD or efficacy data from clinical testing in a pediatric patient population comprised of developing children (2-12 years), adolescents (12-16 years) or young adults. However, the MYODA clinical study is designed to fill this gap, by testing a range of doses in a dose escalating manner to address these potential differences in safety and efficacy.

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

In June 2018, we received orphan drug designation from the FDA and EMA for BIO101 (20-hydroxyecdysone) in DMD. In December 2019, we received an IND “may proceed” letter from the FDA (USA) and we received a CTA approval from the FAMHP (Belgium) to start the MYODA study, and to investigate BIO101 (20-hydroxyecdysone) in non-ambulatory patients with signs of respiratory deterioration. In the “may proceed” letter from the FDA, the FDA noted that it had significant concerns with the design of the study, and that the results of the study, as originally designed to enroll ambulatory and non-ambulatory patients and measure muscle function deterioration through a composite score, would not be capable of providing interpretable data sufficient to support a marketing application. In its letter, the FDA recommended that we revise the study population, the primary endpoint and the overall design with the removal of the Part 3. We have incorporated the FDA’s recommendations and deeply revised the protocol to focus on non-ambulatory patients with signs of respiratory deterioration, changed the primary endpoint to respiratory function and now propose a seamless Phase 1/2 design. We propose a Bayesian approach for the analysis of efficacy at the end of the Part 2 (final analysis). This will allow us to have a Proof of Concept on the efficacy of BIO101 in treatment of the respiratory deterioration of non-ambulant DMD patients, with a limited number of participants (48 randomized participants planned). Based on the results, we will seek for a conditional approval or fine-tune the design of a Phase 3 trial. The new design, including the statistical approach, will be discussed with Competent Authorities (Type C meeting with the FDA and Scientific Advice with the EMA) with the objective to start the study in 2024.

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

Market Opportunity

We believe that there is market potential for BIO101 (20-hydroxyecdysone) in DMD, if approved by regulatory authorities for commercial use. DMD is the most common form of genetic muscular dystrophy in children, affecting approximately 2.8 out of 100,000 people worldwide (approximately 20,000 new cases annually worldwide), based on our estimates from publicly available information, resulting in premature death. There is currently no cure for DMD and there are only limited treatment options that aim to control the symptoms and slow the disease progression. In many countries, corticosteroids are the standard drug therapy. However, corticosteroids typically only slow the progression of muscle weakness and delay the loss of ambulation by up to two years, and their benefit for non-ambulatory boys with signs of respiratory deterioration, is not clear. They have also been associated with adverse side effects and are generally not suitable for long-term administration.

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

We believe that BIO101 (20-hydroxyecdysone) directly targets muscle tissue and cells, may increase key muscle cell functions that are impaired independent of the genetic mutation that causes the disease, and has the potential to be used complementarily with corticosteroids, current targeted therapies and other gene therapies under development. We also believe that because BIO101 (20-hydroxyecdysone) targets various impaired muscle tissues and cells relevant to muscle strength, mobility and respiratory function, it may have the potential to be used in all stages of DMD progression, including both ambulatory and non-ambulatory patients. Due to the high unmet need, specifically in the population of non-ambulatory patients with signs of respiratory deterioration, we decided to focus on this sub-population, at this stage.

BIO201

Our second drug candidate, BIO201, is an orally administered small molecule in development for the treatment of retinopathies. The initial indication we plan to seek approval for is dry AMD, followed by Stargardt disease.

History and Development of BIO201

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

Potential mechanism-of-action

Inhibition of PPARs

Results from our preclinical studies support continued research to investigate whether BIO201 may protect RPE cells against the photo-oxidative stress induced by blue light in the presence of A2E through transrepression of peroxisome proliferator-activated receptors (“PPARs”). PPARs are nuclear receptors that primarily regulates carbohydrate and lipid metabolism in regenerative tissues only, and inflammatory processes in neuronal tissues, such as the brain or retina. Based on the result from our preclinical studies, we believe that BIO201 potentially counteracts the phototoxic effects of A2E by inhibition of PPARa and PPARg responsible for the anti-oxidative, anti-inflammatory and anti-apoptotic activity observed in the retina. We believe that the mode of action (“MOA”) of BIO201 differs from the MOA of most PPAR activators that are typically associated with known side effects.

The potential mechanism-of-action of BIO201 is illustrated in the diagram on the below:

BIO201 is an antagonist of PPAR, involved in protecting retinal cells

Preclinical Development

Proof of concept in cellular models

In collaboration with the Institute of Vision, we used models of primary porcine RPE cell cultures to test the effect of BIO201. We believe this model best preserves functional defense mechanisms against photo-oxidative stress and better represents functioning human RPE cells as compared to existing stable cell lines. We exposed these RPE cells to blue light in the presence of A2E in order to explore the protective effect of BIO201 on RPE cell death.

Increased cell survival. Our preclinical data indicate that BIO201 may protect RPE cells from cell death, in a dose-dependent manner, against the photo-oxidative stress induced by blue light in the presence of A2E. These results were presented in 2016 at the annual meeting of the Association for Research in Vision and Ophthalmology, or ARVO, in Seattle, Washington, and published in PLoSONE (Fontaine et al; 2016).

Effect of BIO201 on survival of RPE cells.

Proof of concept in animal models

We have observed that BIO201 protects the retina after both oral and intra-vitreal administration in various animal models of AMD and Stargardt disease. The results from the studies, which are summarized below, were presented in 2016 at the annual meeting of the ARVO in Seattle, Washington.

Preservation of visual function in mice. We studied mice in which two genes encoding the proteins involved in the visual pigment cycle (the Abca4 transporter and the retinol dehydrogenase Rdh8) were absent. These animals, called Abca4-/- Rdh8-/-mice, accumulated A2E in their eyes and showed an early loss of electroretinogram amplitude. Our preclinical data suggest that chronic oral administration of BIO201 for three and six months may be effective in protecting the retina, as measured by electroretinography. This is a commonly used way to measure retinal function by looking at the electric signal transport from the retina to the brain. As shown in the figure below, BIO201 treated mice showed a less degraded electroretinogram as compared to the untreated control mice, meaning the treated mice have slower visual function loss. The six-month results were presented in 2018 at the annual meeting of the ARVO in Honolulu, Hawaii and recently published (Fontaine et al. Aging, 2020).

Effects of chronic oral administration of BIO201 on ERG Amplitude in Abca4[ib]-/[ib]- Rdh8[ib]-/[ib]-mice.

Reduced A2E Accumulation in mice. We studied the effect of BIO201 treatment on the accumulation of A2E in the retina of Abca4-/- Rdh8-/- mice. We began a three-month dosing regimen starting on mice that were 2 months of age. We observed that there was significant accumulation of A2E in vehicle Abca4-/- Rdh8-/-mice treated with placebo over three months as compared to control wild type mice at the beginning of the study, confirming a dysfunction of the visual cycle. Results demonstrated that chronic oral administration of BIO201 reduced A2E accumulation in the retina in treated Abca4-/- Rdh8-/-mice by approximately 45% as compared to vehicle control mice, which we believe is a key factor for maintaining visual function (Fontaine et al. PloSOne 2016).

Effects of chronic oral administration of BIO201 on A2E accumulation in Abca4-/—Rdh8-/—mice.

Dose-dependent protection of retina integrity in rats. In the classical blue light damage (BLD) rat model using normal albino rats, we observed that intra-peritoneal administration of BIO201 protected the retina in a dose-dependent manner, as measured by the number of remaining layers of photoreceptors. We demonstrated that there was an approximate 90% increase in the number of photoreceptors layers following the maximum dose of 100 µM of BIO201 as compared to the vehicle control. The results were published in PLoSONE (Fontaine et al. 2016).

Number of layers of photoreceptors in the blue light damage rat model after intraperitoneal injection of BIO201.

Based on this body of work, we believe that BIO201 may have significant clinical potential for the treatment of retinopathies, including dry AMD and Stargardt disease, and warrants continued investigation.

BIO201 for AMD

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

Clinical Development Plans

We have conducted chronic and acute rodent and non-rodent toxicology studies with BIO201 that we believe will be sufficient to support our IND and clinical trial applications for our MACA clinical development program.

We are currently assessing the relative interest of BIO203 compared to BIO201, before completing the preclinical development and advancing to clinical stage (phase 1 study in healthy volunteers).

Market Opportunity

We believe that there is market potential for BIO201 in dry AMD, if approved by regulatory authorities for commercial use. AMD is one of the leading causes of irreversible vision loss and blindness in people over the age of 50 worldwide, and its prevalence increases with advancing age. Based on our review of publicly available data and to our knowledge, there is currently no approved medication for dry AMD, which represents between 85 to 90% of all AMD cases according to the American Macular Degeneration Foundation, and, based on our estimates from publicly available information, affects approximately 170 million people worldwide, and is expected to increase over time as the population ages.

There are a number of companies currently developing treatments, including anti-complement or neuroprotective agents administered by intraocular injections that may treat or alter the progression of dry AMD. We believe the market for AMD will remain fragmented and will include stand-alone and combination treatments for all stages of the disease and that a large market exists for a drug that could be administered orally rather than by monthly intraocular injections. We will continue to study BIO201 to determine its clinical safety and effectiveness, and to explore the feasibility of oral administration, and to further explain its mode of action.

Preclinical and Discovery Pipeline

Our preclinical pipeline currently consists of BIO201, as well as BIO103 and BIO203, which are chemically synthesized life-cycle extension products for BIO101 (20-hydroxyecdysone) and BIO201, respectively, potentially with better pharmacological properties. We are testing these preclinical drug candidates in preclinical models for multiple age-related diseases. We plan to continue to identify new drug candidates through our drug discovery platform based on our functional assays and reverse pharmacology approach.

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

The main competitors for each target indication of our drug candidates include:

●	Sarcopenia: We are not currently aware of any approved medications for sarcopenia. Pharmaceutical development of myostatin inhibitors and SARM have been halted, due to lack of evidence of benefit in multiple Phase 2 studies. Therapy development focuses mostly on exercise (including devices that can improve physical function), food supplements and dietary measures. Early stage development of cell therapy and agents that aim to improve muscle function has also started.
●	Obesity: no drugs are approved to alleviate the muscle mass loss caused by GLP-1As in combination with dieting. Several companies have announced they have or will start development drugs which will be added to GLP-1As to either increase weight loss further and/or preserve muscle mass. These include myostatin inhibitors, some of which were previously investigated for sarcopenia but were discontinued for this indication (Regeneron, Roche, Versanis/Lilly), selective androgen receptor modulator (Veru), apelin receptor agonist (BioAge) and mixed activity drugs (ScolaRock).
●	COVID-19: Many clinical studies have been run to develop medical responses to the COVID-19 virus, but the majority of them have failed to demonstrate any benefit for the patients. In the United States, several products have received emergency use authorizations for specific indications and patient groups such as anti-viral agents, including Paxlovid (nirmatrelvir and ritonavir and molnupiravir), monoclonal antibodies, including Evusheld (tixagevimab co-packaged with cilgavimab and administered together), and anti-inflammatory / immune-suppressing drugs, including anakinra (Kineret). Veklury (remdesivir), baricitinib (Olumiant) and tocilizumab (Actemra) have been approved by the FDA. Moreover, a number of vaccines have been authorized around the globe. In the EU, Veklury (remdesivir), RoActemra (tocilizumab), Kineret (anakinra), Paxlovid (PF-07321332 and ritonavir), Lagevrio (molnupiravir), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab), Xevudy (sotrovimab), Regkirona (regdanvimab), Ronapreve (casirivimab/imdevimab and Evusheld (tixagevimab, cilgavimab) have been approved.
●	Duchenne Muscular Dystrophy: Corticosteroids are the standard drug therapy for DMD patients in many countries throughout the world, this includes Emflaza (deflazacort, by PTC therapeutics), which was approved by the FDA in 2017, however their benefit for non-ambulatory patients with evidence of respiratory deterioration is limited. To our knowledge, several targeted therapies have been approved to date, which all are treatments that target the genetic mutation: Exondys51 (eteplirsen, by Sarepta), Vyondys53 (golodirsen, by Sarepta) and Amondys 45 (casimersen, by Sarepta) in the United States, and Translarna (ataluren, by PTC therapeutics) in Europe. Several steroid drugs may be prescribed from childhood to slow the progression of the disease, including prednisone, prednisolone or deflazacort. In this category, Santhera Therapeutics, has developped Agamree® (vamorolone) targeting all DMD patients from the age of 4. Agamree® received marketing authorizations in the US, the UK and Europe in late 2023 and has been launched in Germany in January 2024. While many new therapies are in development, most focus on ambulatory children. Only very few candidates, and in early stages, are being developed to treat patients who are non-ambulatory and with signs of respiratory deterioration.
●	Dry Age-Related Macular Degeneration: Based on our review of research in this area, currently there are no approved therapeutic treatments for dry AMD. We believe that a number of other companies are developing drugs that may treat or alter the progression of the disease. Such competitors include, but are not limited to Allegro Ophthalmics, Apellis Pharmaceuticals, Astellas, Hemera Biosciences, Ionis Pharmaceuticals, Ophthotech Corporation, Roche and Stealth Biotherapeutics.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for both preclinical studies and all phases of clinical trials, as well as for commercial production should any of our drug candidates receive marketing approval for commercialization. We obtain key raw materials for BIO101 (20-hydroxyecdysone) and BIO201 from third-party suppliers. We are developing at the pilot and industrial scales the manufacturing processes and transfer them through agreements to third party European and American Clinical Development Manufacturing Organizations (“CDMOs”). Non GMP and GMP batches are produced in compliance with regulations for preclinical and clinical studies, including in view of the relevant guidelines adopted by the EMA, FDA, ANVISA and other regulatory authorities regarding the COVID-19 context. These batches allowed us to conduct all of our clinical programs. We plan to sign and signed agreements with the same and/or alternative manufacturers for industrial scale-up to submit the regulatory applications for approval and market access, subject to the global COVID-19 pandemic conditions and the impact of the current pandemic on operational capabilities. The manufacturing capacities allowed us to complete the SARA-INT clinical trial in sarcopenia and to conclude COVA phase 2/3 clinical study with BIO101 (20-hydroxyecdysone) in COVID-19, as well as conduct the first two parts of the planned MYODA clinical trial in DMD.

BIO101 (20-hydroxyecdysone)

The API of BIO101 (20-hydroxyecdysone), is a pharmaceutical grade small molecule, 20-hydroxyecdysone (>97% purity of the active molecule). We have produced the API for preclinical and clinical development by purifying the active molecule from Cyanotis sp or Stemmacantha sp, plants cultivated in China and used for medicinal purposes in Traditional Chinese Medicine. We currently rely on one supplier for the quantities of starting material for all our studies. We have not entered into a long-term supply agreement with this supplier for commercial scale up. However, we currently have a supply agreement allowing enough quantities for our ongoing clinical programs, for the manufacturing of validation and registration batches and to treat severe COVID-19 patients around the world, notably in the context of planned EAPs . BIO101 is purified for pharmaceutical use (>97% purity of the active molecule) using proprietary and patented processes, in compliance with GMP for pharmaceuticals, by Seqens our manufacturing partner located in France. We have not entered into a long-term supply agreement with Seqens. The partnership with Seqens has been put in place in July 2023 and manufacturing activities have started based on the robust process developed with our former partner Patheon/Thermofisher. Besides, we have initiated in September 2023 a partnership with Skypharma, based in France, to produce BIO101 (20-hydroxyecdysone) in its final capsule form. We therefore believe that we can secure sufficient quantities to conduct our future clinical trials and early commercial phases. Depending on positive positive outcome of our discussions with regulatory authorities regarding our COVA program, we will have to address significant upscaling of sourcing and manufacturing to support any commercial launch.

We are also evaluating alternative methods for producing BIO101 (20-hydroxyecdysone), such as new chemical synthesis or fermentation, and potential alternative plant sources, to optimize the supply chain.

BIO201

The API of BIO201 is a pharmaceutical grade small molecule norbixin (>97% purity of the active molecule). We have produced the API for preclinical development by chemical conversion into norbixin of the natural molecule bixin, which has been previously purified from seeds of Bixa orellana L., a plant traditionally used for medicinal purposes in the Amazon. At this time, we rely on one supplier of starting material (bixin) and we have not entered yet into a long-term supply agreement with this supplier, as the Company is looking for alternative sources of higher quality. The development of the manufacturing process will start as soon as comparative preclinical studies of BIO203 and BIO201 will indicate the most appropriate API for the development.

Research and Collaboration Agreements with Sorbonne University and Other Academic Research Institutions

Since the inception of the Company, we have entered into several research and collaboration agreements with Sorbonne University and other academic research institutions (i.e., the Centre National de la Recherche Scientifique (CNRS), the Institut National de la Recherche Agronomique, or INRA, Institut National de la Santé et de la Recherche Médicale, or INSERM, and Université Paris Cité) in order to further strengthen our research and development strategies. These agreements are implemented according to the needs of our programs and their objective is to define the terms and conditions of our research (including its financing) and the results of such research.

The research and collaboration agreements are generally entered into for an initial fixed term (six to 12 months), and are extended by amendments as long as research is ongoing. The agreements may be terminated by any party to the agreement in the event of a breach by another party that has not been remedied within one month of a notice of the breach.

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

As of the date of this annual report, our historical research and collaboration agreements with Sorbonne University, CNRS and INSERM have expired, but they still produce scientific publications at the international level.

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

Our industrial property protection policy covers our two key fields of innovation: (i) BIO101 (20-hydroxyecdysone) and our life-cycle extension drug candidate, BIO103, for the treatment of neuromuscular disorders, including sarcopenia spinal muscular atrophy (SMA) and DMD, respiratory function impairment resulting from a viral infection and (ii) BIO201 and our life-cycle extension drug candidate, BIO203, for the treatment of retinopathies, including dry AMD.

Current Intellectual Property Portfolio

Our patent portfolio covers 16 patent families, which include a total of 66 co-owned issued patents and a total of 47 co-owned patent applications. We have recently filed other patent applications fully owned by Biophytis that are currently under examination.

The issued patents in our portfolio consist of 13 European patents, 6 U.S. patents, and 32 patents in other jurisdictions, including Australia, Brazil, China, Japan, South Korea and Russia.

The pending patent applications in our portfolio consist of 2 European patent applications, 6 U.S. patent applications, and 42 patent applications pending in other jurisdictions, including notably Australia, Brazil, Canada, China, India, Japan, Mexico, Russia and South Korea.

Most of our patents and patent applications are jointly owned by us and Sorbonne, and in some cases together with other academic research institutions (i.e., CNRS, INRA and INSERM). We hold exclusive commercial rights through licenses of each of our drug candidates.

Our drug candidates rely upon one or more patent rights protecting various technologies, including rights related to:

●	the use of phytoecdysones in the preparation of a composition to act on metabolic syndrome (Patent family No. S1 “metabolic syndrome”);
●	the use of phytoecdysones in stabilizing weight in overweight or obese subjects after dieting (Patent family No. S2 “weight stabilization”);
●	the use of phytoecdysones to improve muscular quality in obese and/or sarcopenic mammals (Patent family No. S3 “muscular quality”);
●	a process whereby new chemical entities are used in the preparation of medicines (Patent family No. S4 “phytoecdysone analogue”);
●	a process for extracting purified 20-hydroxyecdysone and the therapeutic use of these extracts to improve muscle function or treat cardiovascular disease (Patent family No. S5 “20-hydroxyecdysone; extracts”);
●	the use of 20-hydroxyecdysone components and their derivatives to treat myopathies and other muscular dystrophies (Patent family No. S6 “20-hydroxyecdysone for DMD”);
●	the use of phytoecdysones to prevent loss of muscular strength after immobilization (Patent family No. S7 “Loss of muscle strength”);
●	the use of phytoecdysones in a treatment of neuromuscular disease (Patent family No. S8 “Phytoecdysones in neuromuscular diseases”);
●	the use of phytoecdysones in a treatment of impaired respiratory function (Patent family No. S9 “Phytoecdysones in respiratory diseases);
●	the use of phytoecdysones and their derivatives for use in the treatment of impaired respiratory function during a viral infection (Patent family No.10 “Phytoecdysones in COVID-19 respiratory disease”);
●	the use of phytoecdysones and their derivatives for use in the treatment of inflammatory respiratory diseases (such as asthma) (Patent family No. S11);
●	the use of a composition of bixin and norbixin to protect the skin against sun damage (Patent family No. MI “Photo-protection”);
●	the use of bixin and norbixin compounds to protect the eye against AMD (Patent family No. MII “AMD”);
●	the use of a composition using norbixin in the treatment of AMD (Patent family No. MIII “Composition for protecting retinal epithelial cells”);
●	the use of compounds from the family of flavonoids and anthocyanidins for the treatment, prevention and/or stabilization of AMD and/or Stargardt’s disease, pigmentary retinopathy and/or diabetic retinopathy (Patent family MIV “Use of 3-deoxyanthocyanidins for the treatment of eye diseases”); and
●	The use of compounds targeting the eye and use thereof for treating ocular diseases (Patent family MV “Use of compounds targeting the eye for the treatment of ocular diseases”).

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

Our issued patents and patent applications (if issued) will expire as follows (unless extended):

Patent family No. S1:

●	Patent No. FR2924346 expires November 30, 2027.
●	Patent Nos. AU2008332981, CN102231986, BRPI0820455-1, EP2217255, RU2010126625 and US8236359 expire November 19, 2028.

Patent family No. S2:

●	Patent No. FR2982489 expires November 10, 2031.
●	Patent Nos. CN103957727, EP2775859, JP6346094 and JP6462918 expire November 12, 2032.

Patent family No. S3:

●	Patent No. FR2983733 expires December 13, 2031.
●	Patent No. EP2790706 expires December 13, 2032.

Patent family No. S4:

●	Patent No. FR3021318 expires May 20, 2034.
●	Patent Nos. AU2015263121, CN106536539, EP3145942, JP6621217, RU2724329, US9938315 and US10316056 expire May 20, 2035.

Patent family No. S5:

●	Patent No. FR3065644 expires April 28, 2037.

Patent family No. S6:

●	Patent No. FR3065642 expires August 31, 2037.

Patent family No. S7:

●	Patent No. FR3078252 expires February 28, 2038.

Patent family No. S8:

●	Patent No. FR3093640 expires March 15, 2039.

Patent family No. S9:

●	Patent No. FR3093641 expires March 15, 2039.

Patent family No. S10

●	Patent No. FR3108504 expires March 30, 2040.

Patent family No. S11

●	Patent No. FR2111920 expires November 10, 2041.

Patent family No. MI

●	Patent Nos. FR2947173 and FR2955767 expire June 25, 2029
●	Patent Nos. BR1010113-6, EP2445476 and US9173823 expire June 25, 2030

Patent family No. MII

●	Patent Nos. FR2975008 and FR2996773 expire May 13, 2031.
●	Patent Nos. EP2717891, JP6421306, and JP6432913 expire May 14, 2032.

Patent family No. MIII

●	Patent No. FR3035589 expires April 30, 2035.
●	Patent Nos. EP3288551, JP6660401, MX/a/2017/013918, RU2715889 and US10314804 expire April 28, 2036.

Patent family No. MIV

●	Patent No. FR1554761 expires May 27, 2035.
●	Patent Nos. EP33302463, JP6738412, RU2730854, BR112017025270 and US10513503 expire May 27, 2036.

Patent family No. MV

●	Patent No. FR3105790 expires December 26, 2039
●	Patent Nos. EP4081507, JP6738412, RU2730854 and US10513503 expire December 26, 2040

In China, Patent No. ZL201280066803.6 from Patent family S3 was subject to a motion for invalidation brought by a third party based on several arguments, including the insufficient description of the animal model used in the patent, the novelty of the patent, the extension beyond the application as filed and the inventive step. Under Chinese patent law, the invalidity of a patent may be sought by any person or entity after the grant of the patent. The patent was invalidated in China following oral proceedings before the Court of Revision of the Chinese Patent Office. The arguments in favor of the invalidation by the Court of Revision of the Chinese Patent Office were not considered as relevant objections in the context of the European examination procedure leading to the grant of a European patent on May 8, 2019 (Patent No EP2790706). However, an opposition procedure to the European patent has been started, supposedly by the same opponent as in China (the latter remaining anonymous). The corresponding oral proceedings before the European Opposition Division took place and was won in November in 2021. The patent has thus been granted in Europe.

If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2027 to 2044. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

Commercialization/License Agreements

As contemplated by the various research and collaboration agreements, we have entered into two commercialization/license agreements with respect to our patents which are co-owned with Sorbonne University and/or academic research institutions : (i) a commercialization/license agreement, dated January 1, 2016 by and between us and SATT Lutech (acting as agent for CNRS, INRA and Sorbonne University) and CNRS, INRA and Sorbonne University, as amended on April 2, 2019, November 6, 2020 and December 17, 2020, relating to patent families S1 through S10, or the S-Commercialization Agreement, and (ii) a commercialization/license agreement, dated January 1, 2016, by and between us and SATT Lutech (acting as agent for CNRS, INSERM and Sorbonne University) and CNRS, INSERM and Sorbonne University, as amended on December 17, 2020 relating to patent families MI through MV, or the M-Commercialization Agreement.

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

Co-Ownership Agreements

As contemplated by the various research and collaboration agreements, we have entered into 10 co-ownership agreements with Sorbonne University and/or academic research institutions, covering all of our 16 patent families described above (S1, S2, S3, S4, S5, S6, S7, S8, S9, S10, MI, MII, MIII, MIV and MV).

Each of these co-ownership agreements is entered into for a term ending upon expiration or invalidation of the last of the patents covered by such agreement, or, in the case of the co-ownership agreements covering patent families MI, MIII, MIV and MV, until expiration or invalidation of the last of the patents covered by the agreement or as long as the commercialization/license agreement remains in effect. These agreements may be terminated if one of the parties becomes the sole owner of the patents or in the event the parties no longer own the patents. In the event that assignment to a third party is contemplated, the other parties to the agreement will have a preemptive right to acquire such party’s co-ownership share.

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

Trademarks

In addition to patent protection, we have trademark protection in many countries for our name (Biophytis) and our drug candidates (in particular, “Ruvembri”). In total, we hold 43 trademarks or trademark applications. None of our trademarks are subject to a third-party license.

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

U.S. Government Regulation

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs are also subject to other federal, state and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the drug development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions, but are not limited to, could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, untitled letters, product recalls, product seizures, placement on Import Alerts, debarment of personnel, employees or officers, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests, preclinical animal studies, and toxicity data, performed in accordance with the GLP regulations;
●	submission to the FDA of an IND, which must become effective before human clinical studies may begin;
●	approval by an independent IRB or ethics committee representing each clinical site before each clinical study may be initiated;
●	performance of several phases of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug candidate for each proposed indication;
●	preparation of and submission to the FDA of a NDA after completion of all pivotal clinical studies;
●	review of the product application by an FDA advisory committee, where appropriate and if applicable;
●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the drug candidate is produced to assess compliance with cGMP; and
●	FDA review and approval of an NDA or Biologic License Application, or BLA, prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical studies may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to the proposed clinical studies within that 30 day window. If the FDA does raise concerns or questions within the 30 days following submission of the IND, the IND may be placed on clinical hold. During this time, the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical studies to commence.

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

The FDA is required to refer an application for an investigational drug, which has an active ingredient that has not been previously approved, to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the investigational product application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows such recommendations.

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

With the previous declaration of COVID-19 as a worldwide pandemic and public health emergency, several programs have been utilized, to expedite review of medications. These include:

●	EUA: Authority allows the FDA to help strengthen the nation’s public health protections against chemical, biological, radiological and nuclear threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under section 564 of the Federal Food, Drug and Cosmetic Act, or FD&C Act, the FDA Commissioner may allow unapproved medical products, or unapproved uses of approved medical products, to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives. The EUA allows temporary use of the medical product, based on efficacy data, which is usually not sufficient on its own for approval. For example, A few anti-viral agents (including Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies REGEN-COV (Casirivimab and Imdevimab), Bebtelovimab, (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have received emergency use authorizations for certain patient populations and indications. An EUA may be revoked at the conclusion of a public health emergency, and there may be certain limitations to its uses, such as label statements specifying that the product only has an EUA, and that it has not received the FDA’s clearance or approval. While some EUAs available due to COVID-19 remain in place in limited circumstances, these pathways could be terminated at any time by declaration by the Commissioner or the Secretary of the Department of Health and Human Services.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post- market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, but are not limited to:

●	restrictions on the marketing or manufacturing of the product;
●	complete withdrawal of the product from the market or product recalls;
●	fines, Form 483 observations, warning letters, untitle letters, or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products; and/or
●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications, in accordance with the provisions of the approved label, and materials may not be false or misleading. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and false or misleading advertising, and a company that is found to have improperly marketed its products may be subject to significant liability.

It is expected that, with respect to COVID-19-related EUA programs, data collection post-approval will be required, either in the form of a clinical trial, or by other methods (e.g. real-world data). Several anti-viral agents, for example Paxlovid (nirmatrelvir and ritonavir), and molnupiravir) as well as monoclonal antibodies (sotrovimab and Evusheld (tixagevimab co-packaged with cilgavimab and administered together)) have already received emergency use authorizations in the United States for specific indications and patient groups. These products are reporting post-approval data and are undergoing additional clinical study, and other products with EUAs will likely require similar reporting to retain their authorizations under the FDA’s current approach.

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

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

The FDA also cannot approve an ANDA or 505(b)(2) application until all applicable non-patent exclusivities listed in the Orange Book for the branded reference drug have expired. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug containing an active moiety that has not been approved by the FDA in any other NDA. An “active moiety” is defined as the molecule responsible for the drug substance’s physiological or pharmacologic action. During that five-year exclusivity period, the FDA cannot accept for filing (and therefore cannot approve) any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA that relies on the FDA’s approval of the drug, provided that the FDA may accept an ANDA four years into the NCE exclusivity period if the ANDA applicant also files a Paragraph IV certification.

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

Similar to the United States, the various phases of preclinical and clinical development in the European Union should be performed in compliance with the EU regulations and directives, the national regulations and the international standards for GMP, GLP and GCP.

Clinical trials are currently governed by EU Clinical Trials Regulation No 536/2014/EC adopted on 16 April 2014 and repealing Directive 2001/20/EC that set out common rules for the control and authorization of clinical trials in the European Union, as well as by the Good Clinical Practice (GCP) Directive 2005/28/EC and the ICH guidelines on GMP and GCP

Before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one national Ethics Committee, or ECs. All suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred. The Regulation also imposes Drug Safety Update Report (DSUR) to be submitted annually to both the Competent authorities and EC and public transparency rules.

European Union Drug Review and Approval

In the EEA (which is comprised of the 27 (after the Brexit) Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. MAs may be granted either centrally (Community MA) or nationally (National MA).

The Community MA is issued centrally by the European Commission after the CHMP of the EMA issued a positive opinion based on a MA dossier has been evaluated through the Centralized Procedure. This single Community MA is valid throughout the entire territory of the EU and will be recognized in the other EEA Member States Norway, Iceland and Liechtenstein which issue their own national MA. The Centralized Procedure is mandatory for certain types of products such as orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of neurodegenerative disorders, of cancers or diabetes. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European UnionThe European Commission may also grant a “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medical products), if:

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

Pursuant to Regulation (EC) No. 1901/2006, or the “Pediatric Regulation”, all applications for marketing authorization for new medicines, as well as all applications for new indications of approved medicines, must include to be valid, in addition to the particulars and documents referred to in Directive 2001/83/EC, the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan agreed between regulatory authorities and the MA holder, unless the medicine is exempt because of a deferral or waiver of the EMA.

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

Pursuant to abovementioned Regulation (EC) No. 141/2000, If a Community MA in respect of an orphan drug is granted, regulatory authorities will not, for a period of usually ten years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug (Market exclusivity). This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the above-mentioned criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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

Other European Regulatory Matters

French Regulatory Framework for Clinical Development

The EU Regulation No 536/2014/EC adopted on 16 April 2014 requiring prior favorable opinion from an ethics committee before starting any clinical trial applies to all EU Member States including France.

In France, parties to a CTA must use a CTA template (“unique agreement” or convention unique) to organize the conduct of interventional clinical trials with commercial purpose, as well as specific template exhibits to this agreement. The use of the unique agreement template is mandatory if the research takes place in a public health establishment, institution (“maison de sante”), or centre (“centre de sante”) in France. Once concluded, the CTA is communicated for information by the sponsor to the French national board of physicians (Ordre national des médecins) without delay.

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

French Law No. 2011-2012 of December 29, 2011, or Loi Bertrand, aimed at strengthening the health safety of medicinal and health products, as amended (and its implementing decrees), introduced into French law provisions regarding transparency of fees received by some healthcare professionals from health product industries, i.e. companies manufacturing or marketing health products (Article L.1453-1 of the French Public Health Code). The French Decree No. 2016-1939 of December 28, 2016 clarifies that companies manufacturing or marketing health care products (medicinal products, medical devices, etc.) in France shall publicly disclose (mainly on a specific public website available at: https://www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.). Another declaration must also be filed to the competent healthcare professional body. Several decrees have further extended the scope of these declarations. For instance, under Decree No. 2019-1530 of December 30, 2019, companies will also have to disclose agreements concluded with persons who present one or more health products in the media or social networks in such a way as to influence the public.

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

Early Access Program

The Early Access Program (EAP) is governed by the French Public Health Law art. L5121-12 in France. This an exceptional, temporary regulatory disposition which allows to make unapproved drugs or unapproved use of approved drugs available to the patients waiting for the granting of its MA. This regulatory disposition is considered when the following criteria are met:

-	the disease is rare or serious
-	there is an unmet need
-	the treatment could not be deferred
-	the benefit/risk ratio of the drug is presumed positive in the sought indication
-	the drug is presumed to be an innovative drug

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

French Pharmaceutical Company Status

In France, there is a regulated status of pharmaceutical establishment and operating company, which allows us to manufacture, store, import, distribute and market drugs. Obtaining a pharmaceutical establishment license, either as a distributor or as a manufacturer requires the submission of an application file to the ANSM. The application package will vary depending on the type of application (distribution license or manufacturing license). The ANSM grants such license after verifying that the company has adequate premises, the necessary personnel and adequate procedures to carry out the proposed pharmaceutical activities.

C.Organizational Structure

D.	Property, Plants and Equipment

We lease approximately 504 square meters of office space at Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu, 75005 Paris, France for research and development and administrative activities. The lease agreement (convention d’occupation du domaine public) provides for a one-year renewable term. We incurred annual lease expense of €200 thousand for the year 2023. We believe that our existing facility is adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Item 4A.  Unresolved Staff Comments.

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. BIO101 (20-hydroxyecdysone), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia (Phase 2 clinical trial SARA-INT completed in the United States and Europe), as well as for severe respiratory manifestations of COVID-19 (Phase 2-3 study COVA completed in Europe, Latin America, and the United States). A pediatric formulation of BIO101 (20-hydroxyecdysone) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

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

We expect our research and development expenses to increase for the foreseeable future as we progress our drug candidates into and through clinical trials. Furthermore, to the extent we undertake to commercialize any drug candidates approved or authorized for any indication for sale, our expenses will likely increase even more. The process of conducting the necessary clinical research to obtain regulatory approval or authorization of a drug candidate is costly and time consuming, and we will require additional funding to fund our continuing operations. The probability that any of our drug candidates receives regulatory approval or authorization and eventually is able to generate revenue depends on a variety of factors, including the quality of our drug candidates, early clinical data, investment in our clinical program and further clinical validation, competition, manufacturing capability and commercial viability. We may never succeed in obtaining regulatory approval or authorization for any of our drug candidates. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our drug candidates, if approved or authorized.

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

Net Financial Income (Expense)

Net financial income (expense) includes amortized cost of the reimbursable advances, amortized cost of non-convertible bonds and of the debt component of the convertible notes issued to Kreos Capital, change in fair value on derivative financial instruments related to the conversion option of the convertible notes issued to Kreos Capital and related to the bonds issued to Kreos Capital, fair value adjustments on convertible notes issued to ATLAS, other financial income and expense, the net financial income related to NEGMA returning to us cash settlement related to contractual terms in relation with the NEGMA litigation in 2022 (as described in further detail in the paragraph “Results of Operations” below and in Note 17 to the audited consolidated financial statements), and foreign exchange gains and losses.

COVID19 Impact

Our clinical studies have been impacted by the COVID-19 pandemic. Our SARA-INT trial in sarcopenia was impacted by the emergence of COVID-19 and lockdowns in Belgium and several American states (California and New York in particular), and we had to adapt our SARA-INT protocol in order to ensure the continuity of the trial, in particular by closing all on-site activities, replacing them by phone calls, organizing Investigational Product delivery to patients’ homes, and expanding the treatment from six to nine months for some patients. Despite these interruptions of in-office study visits and other disruptions, we were able to retain most of the study participants, and a total of 203 participants completed the SARA-INT study. The last patient completed his final on-treatment visit in December 2020. However only 106 patients could perform the 400m walk test, which was the primary endpoint of our study.

Patient recruitment for our COVA trial to treat COVID19 patients has ended earlier than planned as a result of the evolution of the pandemic. In, April 2022, due to a lack of subjects meeting enrollment criteria, we have decided to stop enrollment in the COVA study with immediate effect. Final results of the study were communicated on February 2, 2023

The JOBS Act

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

A.	Operating Results

Comparison for the years ended December 31, 2022 and 2023

	December 31,	December 31,
(Amounts in thousands of euros)	2022	2023
Revenue	—	—
Costs of sales	—	—
Gross margin	—	—
Research and development expenses	(16,034)	(8,845)
General and administrative expenses	(7,237)	(5,488)
Operating loss	(23,272)	(14,333)
Financial expenses	(2,564)	(1,633)
Financial income	983	269
Change in fair value of financial instruments	637	(1,330)
Net financial expense	(944)	(2,694)
Loss before taxes	(24,216)	(17,026)
Income taxes benefit (expenses)	—	—
Net loss	(24,216)	(17,026)

Research and Development Expenses

Research and development expenses may be summarized as follows for the years ended December 31, 2022 and 2023.

	December 31,	December 31,
(Amounts in thousands of euros)	2022	2023
Personnel expenses	(6,179)	(3,993)
Purchases and external expenses	(12,991)	(6,378)
Other	(285)	(35)
Research and development expenses	(19,455)	(10,406)
Research tax credit	3,413	1,561
Subsidies	7
Research tax credit and Subsidies	3,420	1,561
Research and development, net	(16,034)	(8,845)

Personnel costs, including stock-based payments for engineers and research personnel, were €(6,179) thousand and €(3,993) thousand for the years ended December 31, 2022 and 2023, respectively. The decrease in personnel expenses in 2023 compared to 2022 was related to share-based payment of €560 thousand in 2023 compared to €3,281 thousand in 2022.

Purchases and external expenses related to our research activity were €(12,991) thousand and €(6,378) thousand for the years ended December 31, 2022 and 2023, respectively. The decrease in purchases and external expenses related to our studies and research costs is essentially linked to the finalization of clinical trials of the COVA and SARA programs in the second half of 2022. Residual costs linked to clinical development were recognized in 2023, however the majority of R&D expenses over the year concerned various preclinical work on the various programs of the Company and operations relating to the production of BIO101 (20-hydroxyecdysone).

We have benefited from the Research Tax Credit (CIR) since our incorporation. The CIR amounted to €3,274 thousand and €1,561 thousand for the years ended December 31, 2022 and 2023, respectively. In December 2022 and 2023, a portion of the CIR receivables for 2022 and for 2023 were prefinanced by the fonds commun de titrisation Predirec Innovation with Neftys Conseil Sarl, or Neftys, as arranger, in an amount of € 2,167 thousand and €1,098 thousand, respectively.

For the year ended December 31, 2023 no subsidy was granted to the Company.

General and Administrative Expenses

General and Administrative expenses may be summarized as follows for the years ended December 31, 2022 and 2023.

	December 31,	December 31,
(Amounts in thousands of euros)	2022	2023
Personnel costs	(4,110)	(1,570)
Purchases and external expenses	(2,928)	(3,427)
Other	(199)	(491)
General and administrative expenses	(7,237)	(5,488)

Personnel costs, including share-based payments, for general management and administrative staff were €(4,110) thousand and €(1,570) thousand for the years ended December 31, 2022 and 2023, respectively. The decrease in personnel expenses in 2023 compared to 2022 was related to share-based payment of €251 thousand in 2023 compared to €2,285 thousand in 2022.

Purchases and external expenses were €(2,928) thousand and €(3,427) thousand for the years ended December 31, 2022 and 2023, respectively. These expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States since February 2021, accounting and audit fees, insurance and legal fees. The €499 thousand increase is mainly linked to legal and financial consulting fees.

Net Financial Expense

Net financial expense may be summarized as follows for the years ended December 31, 2022 and 2023.

	December 31,	December 31,
(Amounts in thousands of euros)	2022	2023
Interest and amortized cost on Kreos financing contract	(1,597)	(1,094)
Change in fair value of convertible bonds and derivative liabilities	637	(1,330)
Provision for Negma litigation risks	(75)	—
Other financial expenses	(31)	(157)
Expenses relating to the issue of convertible bonds	(820)	(330)
Net financial income related to the repayment of penalties by Negma	990	—
Other financial income	(17)	174
Foreign exchange gains (losses)	(31)	43
Total financial income and expense	(944)	(2,694)

On September 8, 2022, as part of the Negma litigation, the Paris Court of Appeal partially overturned the 2021 judgment of the Execution Judge of the Paris Court. Negma Group Ltd was ordered to return to Biophytis the sum of €1,000 thousand. This indemnity was recorded as a financial income.

ATLAS contracts

In April 2020, we signed a new convertible bond financing of €24 million with ATLAS (the “2020 ATLAS Contract”) to continue the development of BIO101 (20-hydroxyecdysone). We issued three tranches of €3 million in 2020, and five additional tranches of €3 million in 2021. As of December 31, 2022, all of the convertible notes of the 2020 ATLAS Contract had been converted.

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of BIO101 (20-hydroxyecdysone) through the issuance of multiple convertible notes. As of December 31, 2022 and 2023, we have drawn down respectively €10 million and €12 million from our 2021 credit facility with ATLAS, corresponding to the first three tranches. Since December 31, 2023, the Company issued the fourth tranche of €4 million and 160 ORNANEs as part of its 2021 bond financing agreement with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

During the years ended December 31, 2023 and December 31, 2022, the Company recorded in the statement of operations changes in fair value of the convertible notes issued to Atlas for €(1,342) thousand and €(675) thousand, respectively.

Kreos agreements

On September 10, 2018, the Company entered into a “venture loan agreement” with Kreos serving as a framework agreement organizing the issuance of a bond loan of an amount of up to €10 million for through the issue of four tranches of 2.5 million euros each, the first tranche being accompanied by share subscription warrants. All tranches were issued over the 2018 and 2019 financial years, for a total amount of 10 million euros. Each tranche bore interest at 10% per year. All non-convertible loan tranches issued were repayable in 36 monthly installments from April 2019. As of December 31, 2022, the financing was fully repaid. In accordance with IFRS 9, the non-convertible debt component related to the 2018 Kreos venture loan agreement was measured according to the amortized cost method, which is nil as of December 31, 2022, as the financing has been fully repaid.

On November 19, 2021, the Company entered into a new “venture loan agreement” with Kreos serving as a framework agreement organizing the issuance of a bond loan for an amount of up to €10 million through the issuance of €7.75 million in non-convertible bonds (“Straight bonds”), the issuance of €2.25 million in convertible bonds (“Convertible bonds”), and the issuance of Biophytis share subscription warrants. The issuance of the first tranche is conditioned to the subscription of the warrants previously mentioned. The loan contract comprising four tranches was partially drawn down by the Company during the 2021 financial year for a total amount of 6.2 million euros.

The Company determined that in accordance with IFRS9 and IAS 32, the conversion options from the convertible bonds and the warrants qualify as derivative instruments and are accounted for as financial liabilities, at amortized cost, based on an average effective interest rate of 26.37% for the non-convertible tranches, and 22.85% for the convertible tranches.

The instruments presented as a derivative are accounted for at fair value, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black Scholes valuation model for warrants.

During the year ended December 31, 2022, the Company recognized €(1,425) thousand of interest expense and amortized costs related to Kreos loan agreements, and the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to €1,312 thousand.

During the year ended December 31, 2023, the Company recognized €(1,094) thousand of interest expense and amortized costs related to Kreos loan agreements, and the change in fair value of the derivative instruments related to the conversion option and the warrants amounted to €12 thousand.

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

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes. As of December 31, 2021, no convertible notes have been issued as part of this contract. As of December 31, 2022, we have drawn down €10 million from our 2021 credit facility with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

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

B.	Liquidity and Capital Resources

Our operations have been financed primarily by capital contributions from our founders, capital increases carried out between 2006 and 2023, convertible debt instruments with warrants, non-convertible bonds and net proceeds from the initial public offering of our ordinary shares on the Euronext Growth Market in France in 2015 and, into 2021, from the proceeds from our U.S initial public offering. Our primary uses of capital are, and we expect will continue to be, third-party expenses associated with the planning and conduct of preclinical studies and clinical trials, costs of process development services and manufacturing of our drug candidates, and compensation-related expenses.

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

As of December 31, 2023, we had capital resources consisting of cash, cash equivalents of €5.6 million ($6.2 million, translated solely for convenience into dollars at an exchange rate of €1.00 – $1.1062, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2023). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts and fixed bank deposits primarily in France.

In June 2021, we signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with ATLAS (the “2021 ATLAS Contract”) to continue the development of BIO101 (20-hydroxyecdysone) through the issuance of multiple convertible notes. As of December 31, 2023, we have drawn down €12 million from our 2021 credit facility with ATLAS, corresponding to the first three tranches. Since December 31, 2023, the Company issued the fourth tranche of €4 million and 160 ORNANEs as part of its 2021 bond financing agreement with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

We expect that our existing capital resources as adjusted by the effect of those events, and including our ability to draw down on our credit facility with ATLAS will be sufficient to fund our current operations into the first quarter of 2025. However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. As of the date of the filing, our available cash is not projected to be sufficient to support our operating plan for at least the next 12 months. As such, there is substantial doubt regarding our ability to continue as a going concern. We intend to seek additional capital to pursue preclinical and clinical activities, obtain regulatory approval and authorization for, and commercialize our drug candidates. Notably during 2024, we may conduct equity financing transactions on Euronext Growth or Nasdaq, enter into new debt financing agreements or enter into partnership or licensing agreements for our R&D programs that could provide additional non-dilutive financial resources or reduce our costs.

We cannot guarantee that we will be able to obtain the necessary financing to meet our needs or to obtain funds at attractive terms and conditions, including as a result of disruptions to the global financial markets resulting from geopolitical instability, macroeconomic conditions, global health crises, or other factors.

If we are not successful in our financing objectives, we could have to scale back our operations, notably by delaying or reducing the scope of our research and development efforts or obtain financing through arrangements with collaborators or others that may require us to relinquish rights to our product candidates that we might otherwise seek to develop or commercialize independently.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Cash Flows

	Year Ended
	December 31,
(Amounts in thousands of euros)	2021	2022	2023
Net cash (used in) provided by:
Operating activities	(23,795)	(18,988)	(12,873)
Investing activities	12,160	(17)	(662)
Financing activities	29,715	6,134	7,027
Effect of exchange rate changes on cash and cash equivalents	(1)	(3)	(9)
Net increase (decrease) in cash and cash equivalents	18,079	(12,873)	(5,485)

Operating Activities

Net cash used in operating activities was €(23,795) thousand, €(18,988) thousand and €(12,873) for the years ended December 31, 2021, 2022 and 2023, respectively. The decrease in net cash used from 2021 to 2022 is mainly related to expenses incurred for the SARA-INT clinical program and the launch of the COVA program in 2021. The decrease in net cash used from 2022 to 2023 is mainly related to the end of the COVA and SARA-INT studies.

Investing Activities

Net cash provided by (used in) investing activities was €12,160 thousand, €(17) thousand and €370 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

Investing activities include to the purchase of office and laboratory equipment, generally of low value.

In 2020, we purchased short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7. In 2021, we sold short-term deposits for €12,500 thousand, classified as other current financial assets in accordance with IAS 7.

Financing Activities

Net cash provided by financing activities was €29,715 thousand, €8,267 thousand and €7,027 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

Net proceeds from capital increases linked with equity financing amounted to €14,485 thousand in 2021, nil in 2022 and €5,073 thousand in 2023.

Proceeds from the subscription of warrants and Founders’ warrants amounted to €742 thousand in 2021 and were non-significant in 2022 and 2023.

In 2021, we issued five tranches of convertible notes to ATLAS for a total of €15 million. In 2022, we issued the first, second and a half of the third tranche of convertible notes to ATLAS for a total of €10 million, corresponding to a net cash receipt of €9.6 million. In 2023, we issued half a tranche of convertible notes to ATLAS for €2 million, corresponding to a net cash receipt of €1.9 million.

We repaid the Kreos non-convertible bonds in an amount of €1,722, thousand, €2,505 thousand and €3,550 thousand for 2023, 2022 and 2021, respectively. These amounts include interests of €450 thousand, €662 thousand and €562 thousand for 2023, 2022 and 2021, respectively.

We received proceeds from subsidies of €204 thousand in 2022 compared to €400 thousand in 2021. We repaid €220 thousand, €224 thousand and €279 thousand of conditional advances, for 2023, 2022 and 2021, respectively.

We received payment of a portion of our research tax credit (CIR) receivable for 2021, 2022 and 2023, either by way of prefinancing by Neftys or directly from the French State, in an amount of €3,011 thousand, €1,834 thousand and €3,138 thousand respectively. We repaid the prefinanced portion of our CIR for an amount of €2,252 thousand in 2021, €3,450 thousand in 2022 and Nil in 2023.

On September 8, 2022, the Paris Court of Appeal partially overturned the 2021 judgment of the Execution Judge of the Paris Court in the Negma litigation. Negma Group Ltd was ordered to return to Biophytis the sum of €1,000 thousand, previously paid as part of the total €1,675 thousand paid to Negma in 2021.

Cash and Funding Sources

Research Tax Credit (CIR)

We have benefited from the CIR since our incorporation. The CIR is usually payable by the French government in the year following its recognition when there is no taxable net income to be offset if certain business size criteria are met.

The CIR for the years 2023, 2022 and 2021 amounted to €1,561 thousand, €3,364 thousand and €4,080 thousand, respectively. The CIR for 2021 has been repaid in 2022 and the CIR 2022 has been repaid in 2023. The CIR for 2023 has been partly prefinanced by Neftys and is expected to be repaid end 2024.

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

A reimbursable advance was granted to us by BPI France on November 28, 2016. This is a non-interest-bearing reimbursable advance of €1,100 thousand for the production of clinical batches, in the preclinical regulatory phase and clinical Phase 1 of BIO101 (20-hydroxyecdysone), for the treatment of sarcopenic obesity. The agreement with BPI France provides that the advance would be paid to us in two tranches, with the first of €600 thousand paid at the signing date of the agreement, and the second €500 thousand to be paid at the end of the program. We received €500 thousand during the year ended December 31, 2018 related to the second tranche. Following the successful completion of the project, this advance is being repaid by means of quarterly payments made between December 31, 2018 and September 30, 2023. The payment schedule has been postponed by six months automatically by BPI France as part of the financial support measures for companies in the management of the COVID-19 crisis. As a result, the last payment will occur in March 31, 2024.

On June 3, 2019, we entered into a collaboration agreement with the French Muscular Dystrophy Association (AFM-Telethon), pursuant to which AFM-Telethon has provided funding of €400,000 to us. This is a non-interest-bearing reimbursable advance of €400,000 for certain preclinical studies and preparations for our MYODA program. Under the terms of the agreement, subject to regulatory approval to conduct the MYODA clinical trial in Europe and conclusive results from the collaboration, we will submit to AFM-Telethon a new research project for further collaboration on the clinical development of BIO101 (20-hydroxyecdysone) in DMD. If funding for the new research project is approved by AFM-Telethon, we will negotiate in good faith the terms of a new collaboration agreement with AFM-Telethon. If entered into, the new collaboration agreement will grant certain rights to AFM-Telethon that may, in the event we later decide to abandon or not pursue the development of BIO101 (20-hydroxyecdysone), entitle AFM-Telethon to continue the development and/or commercialization of BIO101 (20-hydroxyecdysone) and/or any pharmaceutical product derived from BIO101 (20-hydroxyecdysone) for the purpose of guaranteeing the access of such products to DMD patients. The advance will be repaid upon our obtaining authorization to commence a Phase 3 clinical trial of BIO101 (20-hydroxyecdysone) for the treatment of DMD. In addition, we will be required to repay the advance if we are unable to come to an agreement with AFM-Telethon on further funding of our MYODA clinical program or we materially breach the agreement and AFM-Telethon requests reimbursement.

On August 23, 2019, we entered into an agreement with BPI France for an interest-free conditional advance of €600 thousand payable in milestone installments for its MACA program of BIO201 in dry Age-Related Macular Degeneration (AMD). The proceeds were subject to financial conditions that have been met in April 2021. The Company received €400 thousand in April 2021 in connection with this agreement. The balance of €200 thousand will be received once the Company finalizes the program. The repayment of this conditional advance is subject to the successful completion of the project: in case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received) and in case of successful completion, repayment over a 5-year period will commence in September 2022. As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of December 31, 2021, we recognized €202 thousand as subsidies since 53% of the budget of research and development expenses was incurred on that project at the closing date. As of December 31, 2022 and 2023, no research and development expenses has been incurred. Therefore, no additional subsidies has been recognized.

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

As of December 31, 2022, the financing was fully repaid.

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

Convertible notes issued to ATLAS

In April 2020, we signed a convertible note financing of €24 million from ATLAS to continue the development of BIO101 (20-hydroxyecdysone).

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

On June 14, 2021, we signed a new convertible bond financing of €32 million with ATLAS. Pursuant to the terms of the agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued by us in up to eight tranches of €4 million each. We issued the first, second and half of the third tranche for €10 million in 2022 correponding to a net amount of €9.6 million. As of December 31, 2022, there were 228 outstanding convertible notes issued to ATLAS, amounting to €5.7 million. We issued the second half of the third tranche for €2 million in 2023. As of December 31, 2023, there are 58 outstanding convertible notes issued to ATLAS, amounting to €1.45 million, subsequent to the conversion of 250 notes during the year 2023 for a total amount of €6.3 million. Since December 31, 2023, the Company issued the fourth tranche of €4 million and 160 ORNANEs as part of its 2021 bond financing agreement with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

Public Offering of Share Subscription Warrants

On April 3, 2020, we decided to launch a public offering of share subscription warrants. Upon completion of the public offering, we issued 7,475,708 share subscription warrants, after full exercise of the extension clause. The subscription price was €0.06 per warrant. The warrants can be exercised for a period of 5 years from April 30, 2020, at an exercise price of €0.27 per new share. Each warrant gives its holder the right to subscribe to one new Biophytis share. In 2021, 2022 and 2023 warrants were exercised for €302 thousand, €6 thousand and €3 thousand, respectively.

As of December 2021, the subscription and the exercise of the investors warrants by our CEO was settled by the remaining amount of €630 thousand due our CEO as part of the Intellectual Property agreement (€177 thousand for the subscription of warrants and €453 thousand for the exercise of warrants).

Capital increase in the form of a private placement on Euronext

On May 11, 2023, the Company announced a new financing in the form of a private placement with professional investors combined with a public offering to individual investors, for a gross amount of 2.3 million euros. The operation was implemented and carried out pursuant to the 2nd and 4th resolution of the combined general meeting of shareholders of the Company dated April 17, 2023. A total of 103,717,811 new ordinary shares, representing 32% of the capital share of the Company before the operation were issued at a price of 0.0222 euros per share, showing a discount of 25% compared to the average price weighted by the volumes of the Biophytis share of the 5 trading sessions preceding the operation and representing a nominal amount of 1,037 thousand euros and a total issue premium of 1,265 thousand euros. The admission of the new shares to Euronext Growth Paris under the ISIN code FR0012816825 ALBPS took place on May 15, 2023 at the opening of the market and these shares are assimilated to existing shares and carry immediate dividend rights.

Capital increase in the form of a registered direct offering on the Nasdaq Capital Market

On July 19, 2023, the Company announced a registered direct offering for a gross amount of $3.8 million, equivalent to €3.4 million. This transaction, closed on July 21, consisted of the purchase and sale of 1,333,334 units, each consisting of one (1) American Depositary Share (“ADS”) or one (1) pre-funded warrant entitling itself to one (1) ADS (the “Pre-Funded Warrants”), and one (1) warrant (the “Ordinary Warrant”) entitling the holder to one (1) ADS, at a purchase price of $2.85 per unit with an ADS and $2.84 per unit with a pre-funded warrant. Each ADS represents the right to receive one hundred new ordinary shares of the Company, with a par value of €0.01 per share.

The ADSs and Pre-Funded Warrants were offered and sold in a direct offering registered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-271385) filed with the Securities and Exchange Commission United States Exchange Commission (the “SEC”) on April 21, 2023 and declared effective by the SEC on May 1, 2023. The ordinary warrants were issued in a concurrent private placement.

The issue price of the ordinary shares underlying the ADSs represented a premium of 2% compared to the volume-weighted average price (VWAP) of the Company’s ordinary shares on the Euronext Growth Paris market during the 15 trading sessions preceding the determination of the issue price on July 18, 2023 and a discount of 21% compared to the VWAP including 23% of the theoretical value of a subscription warrant, the value of which per warrant was €0.013.

The issue of the 50,500,000 new ordinary shares underlying the ADSs resulted in an immediate capital increase of 1,278 thousand euros, share premium included.

Each pre-funded warrant, giving right to one (1) ADS, was subscribed for at a price of $2.84 and their exercise price amounted to $0.01 per ADS, i.e. a total amount received by the Company of 2,090 thousand euros. All of the pre-funded warrants, representing 82,833,400 new ordinary shares, were exercised during the financial year. The ordinary warrants, representing an additional 133,333,400 potential new ordinary shares, have an exercise price of $3 per ADS and are exercisable upon issuance and will expire three years after issuance. As of December 31, 2023, no ordinary warrants have yet been exercised.

Capital increase with maintenance of preferential subscription rights on Euronext

On November 20, 2023, the Company issued 210,733,954 Shares with Redeemable Share Subscription Warrants (ABSAR), of which the amount, share premium included, amounts to approximately €1.96 million. The issue price of the ABSARs was 0.0093 euros. The BSARs may be exercised at any time until December 31, 2026, one (1) BSAR giving the right to subscribe to one (1) new ordinary share upon payment of an exercise price of 0.012 euros. As of December 31, 2023, 2,477,006 BSARs were exercised.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2023 :

(amounts in thousands of euros)	2024	Thereafter	Total
Conditional advances	196	686	882
Convertible and Non-convertible bonds	3,560	2,425	5,985
Lease obligations	54	136	190
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	1,213		1,213
Total	5,023	3,247	8,270

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

The company benefits from conditional advances (as described in further detail in the Note 13.1 to the audited consolidated financial statements), with a repayment horizon up to 2029.

Bonds represent a €5.9 million cash requirement as of December 31, 2023 and are related to the Kreos and Atlas loan agreements. The sum that is due in 2024 is related to the Kreos non-convertible loan that is repaid on a monthly basis. The sum in subsequent years is related to the Kreos convertible loan, repayable in April 2025 if not converted beforehand as well as to the Atlas convertible loan that may be repaid in cash at the Company’s choice, the maturity date of each bon being two years after issuance).

Leases represent a €0.2 million cash requirements as of December 31, 2023 with a repayment horizon up to 2027. Most of this cash requirement is linked to the Sorbonne lease agreement accounting for €56 thousand of the total lease obligations amount.

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

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.1—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS Accounting Standards are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3.1 to our audited consolidated financial statements.

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table presents information about our officers and directors as of the date of this annual report.

NAME	AGE	POSITION
Executive Officers
Stanislas Veillet	58	Chairman of the Board, Chief Executive Officer and Director
Nicolas Fellmann	55	Chief Financial Officer
Chiara Baccelli	48	Chief Pharmaceutical Operations Officer & Quality Assurance Director
Edouard Bieth	44	Chief Business Officer
Pierre J. Dilda	54	Chief Scientific Officer
Waly Dioh	55	Chief Clinical Operations Officer
Rob Van Maanen	54	Chief Medical Officer

Non-Employee Directors
Claude Allary	69	Director
Nadine Coulm	61	Director
Jean Mariani	74	Director

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

Nicolas Fellmann joined Biophytis in May 2023 as Chief Financial Officer. From 2014 to 2023, Mr. Fellmann served as Chief Financial Officer of Onxeo (today renamed Valerio Therapeutics), a French biotechnology company developing drugs in oncology and listed both on Euronext and the Nasdaq Copenhagen. From 2006 to 2014, he was Chief Financial Officer of BioAlliance Pharma, a French specialty pharmaceutical company developing and selling supportive care products in oncology. In these two companies, Mr. Fellmann raised more than €170 million, managed two M&A transactions and several out-licensing deals in Europe, the United States and Asia. From 1995 to 2006, Mr. Fellmann worked at Pfizer France in positions with increasing responsibilities, notably as Director Treasury Tax and Audit, responsible for the management of financial risks for the French affiliates. Prior experiences include Ernst & Young and Total. Mr. Fellmann received an MBA from EM Lyon business school (1990).

Chiara Baccelli has served as our Chief Pharmaceutical Operations Officer & Quality Assurance Director since January 2023. She holds more than 20 years of experience in the development and production of pharmaceutical products. Prior to joining us, she held different roles around the development of innovative products, from CMC to Quality Assurance and Control, Industrialization and Regulatory Affairs and worked for UCB in Belgium, for the French group Delpharm, the company Bioprojet and also for the consulting firm IDD in France in collaboration with large pharmaceutical groups such as Boehringer Ingelheim, Ipsen, Sanofi, Nemera, Harmony Bioscience. Ms. Baccelli holds a PharmD from the University of Pisa in Italy, a PhD in Pharmaceutical and Biomedical Sciences from the Catholic University of Leuven in Belgium and a MBA in Innovation and Strategy from IRIIG in Lyon.

Edouard Bieth has served as our Chief Business Officer since September 2023. Prior to joining us, Mr. Bieth was General Manager France & BeNeLux of Tillotts Pharma’s commercial subsidiary. During his career, he has also worked for various industry players, including AstraZeneca, Servier and Menarini, where he held senior management positions. With over 18 years’ experience in the pharmaceutical industry, Mr. Bieth has developed strong expertise in market access and sales and marketing strategy, both globally and locally. He has a Master’s degree in biology and pharmacology of ageing and trained in sales and marketing strategy at HEC Paris and in finance at the London Business School.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix 2023
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	4

	Female	Male		Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3		—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

Board Diversity Matrix 2022
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

B.Compensation

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2023, was €2,811 thousand. For the year ended December 31, 2023, we allocated €237 thousand to be accrued to provide retirement indemnity to our directors or executive officers, except to the extent required by French law.

There are no agreements or contracts between us (or our subsidiaries) and any of our directors or executive officers that provide for benefits to the directors upon termination of service or to the executive officers upon termination of employment.

In application of the Exchange Act Rule 10D-1 and amendments to existing rules and forms, and in response to the requirements of the final clawback rules adopted by the SEC on June 9, 2023, the Company adopted a Clawback Policy applicable to any incentive-based compensation that is granted, earned or vested based wholly or in part on the attainment of any financial reporting measure on or after the effective date of October 2, 2023. This Clawback Policy is attached as Exhibit 97.1.

Director Compensation

The following table sets forth the total compensation paid to our non-employee directors for service on our board of directors during the year ended December 31, 2023.

Total
Compensation(1)
Name	(K€)
Stanislas Veillet	25
Claude Allary	25
Nadine Coulm	25
Jean Mariani	25
(1)	Represents meeting attendance fees paid to or earned by directors.

Chief Executive Officer Compensation

The following table sets forth information regarding compensation paid to or earned by our Chief Executive Officer during the year ended December 31, 2023.

Amounts
Paid
or Earned
Nature of Compensation	(K€)
Fixed remuneration(1)	250
Variable annual remuneration(2)	45
Benefits in kind(3)	29
Total	324
(1)	Mr. Veillet receives a fixed annual remuneration of €250,000 payable over 12 months.
(2)	Mr. Veillet was entitled to receive variable annual remuneration of up to €75,000 for the year ended December 31, 2023, based on satisfaction of the following 2021 annual targets: (i) Get approval to start and partner SARA phase 3 study H1, (ii) Raise €16 million on Nasdaq and/or Euronext in 2023, (iii) Get COVA EAP approval in Brazil and France H1, (iv) File for conditional marketing authorization in COVID-19 and generate revenues of €10 million H2. Based on an overall achievement of 60%, the Compensation and Governance Committee determined that Mr. Veillet was entitled to receive €45,000, which amount was paid to him in March 2024.
(3)	Mr. Veillet benefits from a “GSC” private unemployment insurance policy. In France, directors and officers do not have employee status and are not covered by the legal unemployment regime. “GSC” enables directors and officers to receive income in the event of unemployment.

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

As of February 29, 2024, founders’ share warrants and share warrants granted pursuant to equity incentive awards were outstanding allowing for the issuance or purchase of an aggregate of 5,276,436 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price of €0.45 per ordinary share. As of February 29, 2024, there were 126,964,703 free shares granted pursuant to equity incentive awards outstanding.

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

Founder’s share warrants have traditionally been granted to certain of our employees and/or officers who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Since French law n°2019-486 of May 22, 2019 relating to the growth and transformation of companies, we may grant founder’s share warrants to our directors. Similar to options, founder’s share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. Founder’s share warrants may only be exercised if, at the exercise date, the employee is employed by us. The table below summarizes our outstanding founder’s share warrants to employees/directors employed by us as of February 29, 2024.

	Number of
	ordinary
	shares				Purchase				Number	Founders’
	underlying		Date of	Date of	Price			Exercise	of Shares	Warrants
	Founders’		General	Board	per share	Start Date	Expiration	Price	subscribed	outstanding as
Name	warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	to date	of 2/29/2024
Stanislas Veillet	940,249	(1)	08/08/2019	04/03/2020	—	04/08/2020	04/08/2026	0.27	313,417	626,832
Pierre Dilda	50,424	(1)	08/08/2019	04/03/2020	—	04/08/2020	04/08/2026	0.27	—	50,424
	100,848	(2)	05/28/2020	12/22/2020	—	12/22/2020	12/22/2026	0.47	—	100,848
	267,394	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	267,394
Waly Dioh	79,201	(1)	08/08/2019	04/03/2020	—	04/08/2020	04/08/2026	0.27	—	79,201
	158,401	(2)	05/28/2020	12/22/2020	—	12/22/2020	12/22/2026	0.47	—	158,401
	419,994	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	419,994
Nadine Coulm	103,946	(1)	08/08/2019	04/03/2020	—	04/08/2020	04/08/2026	0.27	—	103,946
	207,892	(2)	05/28/2020	12/22/2020	—	12/22/2020	12/22/2026	0.47	—	207,892
	551,218	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	551,218
Jean Mariani	103,946	(1)	08/08/2019	04/03/2020	—	04/08/2020	04/08/2026	0.27	—	103,946
	207,892	(2)	05/28/2020	12/22/2020	—	12/22/2020	12/22/2026	0.47	—	207,892
	551,218	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	551,218
Claude Allary	551,218	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	551,218
Rob Van Maanen	267,394	(3)	05/10/2021	09/15/2021	—	09/15/2021	09/15/2027	0.73	—	267,394
(1)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(2)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the second anniversary of the grant date, (ii) for 66.66% between the second anniversary of the grant date and the fourth anniversary of the grant date and (iii) in full beginning on the fourth anniversary of the grant date.
(3)	These founder’s share warrants are exercisable for (i) 33.33% between the grant date and the first anniversary of the grant date, (ii) for 66.66% between the first anniversary of the grant date and the second anniversary of the grant date and (iii) in full beginning on the second anniversary of the grant date.

Share Warrants (BSA)

Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants. The table below summarizes our outstanding share warrants as of February 29, 2024.

	Number of
	ordinary				Purchase			Exercise	Number of	Warrants
	shares		Date of	Date of	Price			Price per	Shares	outstanding
	underlying		General	Board	per share	Start Date	Expiration	share	subscribed to	as of
Name	share warrants		Meeting	Meeting	(€)	for Exercise	Date	(€)	date	2/29/2024
Nadine Coulm	27,956	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	535	27,956
	99,619	(1)	05/10/2021	02/28/2022	0.0048	06/17/2022	06/17/2026	0.0967	—	99,619
	251,543	(2)	06/21/2022	02/15/2023	0.0027	04/14/2023	04/14/2027	0.0544	—	251,543
Jean Mariani	25,566	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	—	25,566
	99,619	(1)	05/10/2021	02/28/2022	0.0048	06/17/2022	06/17/2026	0.0967	—	99,619
	172,594	(2)	06/21/2022	02/15/2023	0.0027	04/14/2023	04/14/2027	0.0544	—	172,594
Claude Allari	99,619	(1)	05/10/2021	02/28/2022	0.0048	06/17/2022	06/17/2026	0.0967	—	99,619
	251,543	(2)	06/21/2022	02/15/2023	0.0027	04/14/2023	04/14/2027	0.0544	—	251,543
Stanislas Veillet	2,935,701	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	2,853,201	82,500
Pierre Dilda	20,000	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	2,000	18,000
Waly Dioh	26,428	(1)	08/08/2019	03/04/2020	0.06	04/30/2020	04/30/2025	0.27	—	26,428
(1)	These share warrants are exercisable in full, beginning on the subscription date.
(2)	These warrants are exercisable as follows: 33.33% beginning on the subscription date, 66.66% beginning one year after the subscription date and 100% beginning two years after the subscription date.

Free Shares (AGA)

Under our free share plan, adopted by our board of directors on February 15, 2023 we have granted free shares (actions gratuites) to certain of our officers and employees.

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

The table below summarizes our outstanding free shares as of February 29/2024.

	Number of
	ordinary shares						Free Shares
	underlying	Date of General	Date of Board		Date of	Duration of	outstanding as
Name	Free Shares	Meeting	Meeting	Grant Date	acquisition	holding period	of 2/29/2024
Stanislas Veillet	13,812,813	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	13,812,813
	54,000,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	54,000,000
René Lafont	4,557,099	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	4,557,099
	17,000,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	17,000,000
Nicolas Fellmann	10,000,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	10,000,000
Edouard Bieth	6,000,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	6,000,000
Waly Dioh	119,345	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	119,345
	3,500,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	3,500,000
Pierre Dilda	75,983	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	75,983
	3,500,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	3,500,000
Chiara Baccelli	75,983	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	75,983
	3,500,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	3,500,000
Rob Van Maanen	75,983	06/21/2022	02/15/2023	04/14/2023	04/14/2024	1 year	75,983
	3,500,000	04/17/2023	01/23/2024	02/05/2024	02/05/2025	1 year	3,500,000

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

		Year of	Term
	Current	Initial	Expiration
Name	Position	Appointment	Year
Stanislas Veillet	Chairman	2015	2024
Claude Allary	Director	2021	2026
Nadine Coulm	Director	2015	2024
Jean Mariani	Director	2019	2023

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

The Audit Committee meets as often as it considers necessary, but at least twice a year before the meeting of the board of directors at which the annual and interim financial statements of the Company are reviewed.

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

D.Employees

As of December 31, 2023, we had 22 employees, all of whom are full-time, 17 of whom are engaged in research and development activities and 5 of whom are engaged in general and administrative activities. As of the date of this annual report, 100% of our employees are located in France. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good. France-based employees are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique).

E.Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7.  Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 for:

●	each beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 29, 2024. The percentage ownership information shown in the table is based upon 1,146,016,582 ordinary shares outstanding as of February 29, 2024.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 29, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Biophytis S.A., Sorbonne University—BC 9, Bâtiment A 4ème étage, 4 place Jussieu 75005 Paris, France.

	Number of Ordinary
Owner	Shares	Percentage
Directors and Executive Officers:
Stanislas Veillet(1)	33,484,803	2.86%
Claude Allary (2)	902,380	*
Nadine Coulm (3)	1,243,034	*
Jean Mariani (4)	1,162,835	*
Pierre Dilda (5)	560,974	*
Waly Dioh (6)	904,272	*
Rob Van Maanen (7)	343,917	*
Chiara Baccelli (8)	75,983	*
Nicolas Fellmann	—	*
Edouard Bieth	—	*
All directors, executive officers and key employees as a group (15 persons) (9)	4,703,019	*
*	Represents beneficial ownership of less than 1%.
(1)

The shares beneficially owned by Mr. Veillet include 709,332 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 and 13,812,813 free shares that will be definitely acquired within 60 days of February 29, 2024.

(2)	The shares beneficially owned by Mr. Allary include 902,380 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 .
(3)	The shares beneficially owned by Mrs. Coulm include 1,241,784 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 .
(4)	The shares beneficially owned by Mr. Mariani include 1,162,835 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 .
(5)

The shares beneficially owned by Mr. Dilda include 418,666 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 and 75,983 free shares that will be definitely acquired within 60 days of February 29, 2024.

(6)

The shares beneficially owned by Mr. Dioh include 657,956 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 and 119,345 free shares that will be definitely acquired within 60 days of February 29, 2024.

(7)

The shares beneficially owned by Mr. Van Maanen include 267,934 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 and 75,983 free shares that will be definitely acquired within 60 days of February 29, 2024.

(8)

The shares beneficially owned by Mrs. Baccelli include 0 shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days of February 29, 2024 and 75,983 free shares that will be definitely acquired within 60 days of February 29, 2024.

(9)	The shares beneficially owned by our officers and directors as a group include an aggregate of 4,703,019 shares issuable upon acquisition of free shares within 60 days of February 29, 2024.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 29, 2024, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 9% of our outstanding ordinary shares were held in the United States by one registered holder of record, BNY Mellon, our ADS depositary. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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

As part of the Intellectual Property agreement signed with our CEO and its amendment, the total patents rights acquired from our CEO amounted to €1530 thousand. Of this amount, €270 thousand, €90 thousand and €90 thousand were paid to the Company’s CEO in 2021, 2022 and 2023, respectively.

Agreements with Biophytis, Inc.

We have entered into a current account advance agreement with Biophytis, Inc., dated November 9, 2015, which provides for certain cash advances to be made to Biophytis, Inc. by us. The amounts advanced to Biophytis, Inc. under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis, Inc. undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set. Since January 1, 2023, the largest amount owed by Biophytis, Inc. to us under this agreement was € 1,388 thousand. The outstanding amount owed by Biophytis, Inc. to us as of February 29, 2024 is € 1,388 thousand.

We are also party to a debt compensation agreement with Biophytis, Inc., dated March 14, 2017, with retroactive effect as of January 1, 2017. This agreement provides that in exchange for services rendered to Biophytis, Inc., Biophytis, Inc. will pay us the amounts we invoice to them and that amounts billed to Biophytis, Inc. will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2023, the largest amount owed by us to Biophytis, Inc. was nil. The outstanding amount owed by us to Biophytis, Inc. as of February 29, 2024 is nil.

On March 22, 2019, we also entered into a services agreement with Biophytis, Inc., effective as of January 1, 2019. Pursuant to the terms of the agreement, Biophytis, Inc. has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications) and certain financial and communication services (including financial and accounting support and investor relations services). In consideration for their services, we have agreed to reimburse Biophytis, Inc. for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and may be renewed for subsequent one year periods. On June 7, 2019, this agreement was amended to expand the financial services to be provided to us by Biophytis, Inc. under the agreement. Since January 1, 2023, the largest amount owed by us to Biophytis, Inc. was nil. The outstanding amount owed by us to Biophytis, Inc. as of February 29, 2024 is nil.

Agreements with Biophytis Instituto Do Brasil Serviços, Comércio, Importação E Exportação de Alimentos Ltda.

Since 2009, we have entered into several loan contracts providing for advances to Biophytis Instituto Do Brasil Serviços, Comércio, Importacao E Exportaçao de Alimentos Ltda, or Biophytis Brazil. We own 94.6% of Biophytis Brazil’s share capital and voting rights. Biophytis Brazil’s other shareholder is M. Wayne Clayton Correa, manager of Biophytis Brazil. Since January 1, 2023, the largest aggregate amount outstanding under these loan contracts was € 609 thousand. The outstanding amount owed by Biophytis Brazil to us as of February 29, 2024 was € 609 thousand. The terms of these loan contracts do not provide for interest or penalty in the event of default or late repayment. If Biophytis Brazil fails to pay the principal of the loan at the maturity date, we may extend the loan for a new term as agreed with Biophytis Brazil.

We have entered into a current account advance agreement with Biophytis Brazil dated December 28, 2020, with retroactive effect as of January 1, 2020, which provides for certain cash advances to be made to Biophytis Brazil by us. The amounts advanced to Biophytis Brazil under this agreement bear interest from the date such advances are made at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Banque de France. Biophytis Brazil undertakes to reimburse us for the sums borrowed at any time, subject to budget constraints and immediately upon ceasing to be under our direct or indirect control. However, no repayment schedule has been set. Since January 1, 2023, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of February 29, 2024 was nil.

We are also party to a debt compensation agreement with Biophytis Brazil, dated December 28, 2020, with retroactive effect as of July 1, 2020. This agreement provides that in exchange for services rendered to Biophytis Brazil, Biophytis Brazil will pay us the amounts we invoice to them, as soon as its financial resources allow it reasonably, and that amounts billed to Biophytis Brazil will bear interest at the quarterly average effective rate of floating-rate loans with an initial maturity of more than two years, as used by credit institutions and published by the Bank of France. Since January 1, 2023, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by Biophytis Brazil to us as of February 29, 2024 was nil.

On December 28, 2020, we also entered into a services agreement with Biophytis Brazil, with retroactive effect as of July 1, 2020. Pursuant to the terms of the agreement, Biophytis Brazil has agreed to provide certain clinical and regulatory assistance to us (including supporting our clinical development efforts, assisting with the preparation and submission of regulatory and clinical documents to the various regulatory agencies and interacting with those agencies, and assisting with the preparation of other scientific communications). In consideration for their services, we have agreed to reimburse Biophytis Brazil for all of their direct and indirect costs and expenses in providing the services plus a 5% margin. The agreement is effective for one year and will be renewed by tacit agreement for subsequent one year periods. Since January 1, 2023, the largest aggregate amount outstanding under this agreement was nil. The outstanding amount owed by us to Biophytis Brazil as of February 29, 2024 was nil.

Services Agreement with Successful Life

On October 1, 2019, we entered into a services agreement with Successful Life SAS in which Jean Mariani, its legal representative, has a controlling interest. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable. This agreement has been terminated and a new agreement has been signed for a period of one year tacitly renewable with effect as from January 1, 2021 following the March 9, 2021 Board decision.The contract runs by tacit renewal for one additional year in 2023. This services agreement provides for the scientific and strategic advice in relation to the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32,400 per year and reimbursement of costs and expenses upon presentation of supporting documentation.

In addition, on July 7, 2021, we signed a second agreement with Successful Life SAS by which Jean Mariani is to serve as interim Chief Medical officer until September 8, 2021, as approved by the July 7, 2021 Board decision, for a fixed remuneration of €15,000 per month. This agreement was extended on August 31 until September 30 2022 and was terminated on that date.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 14 of our consolidated financial statements for the year ended December 31, 2023 appended to this annual report.

On August 21, 2019, the Company signed an agreement with Negma Group Limited (Negma Group) providing for up to €24 million in financing of the Company through the issuance of several tranches of convertible bonds with warrants (ORNANEBSA).

In accordance with this agreement, the Board of Directors decided to issue the following convertible bonds and warrants during the financial year ended December 31, 2019:

●	a first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 ORNANE, generating gross proceeds for the Company of 3 million euros, accompanied by share subscription warrants giving right to 585,936 shares (BSAT1);
●	a second tranche on December 27, 2019 of 300 ORNANE, 50% of which were paid by Negma Group as of December 31, 2019, generating gross proceeds for the Company of €1.5 million, accompanied by BSAs giving right to 694,444 shares ( BSAT2).

On April 6, 2020, the Company unilaterally terminated the contract with Negma Group. Following this termination, Negma Group took various litigation steps, both in summary proceedings and on the merits. On the summary aspect, ruling on an order of May 7, 2020, the Paris Court of Appeal, by a judgment of November 18, 2020, overturned the said order, which had partially granted the requests of Negma Group, and condemned this last to return to Biophytis the €378k and the 2,050,000 shares that Biophytis had been forced to deliver to it. It also ordered Negma Group to pay additional penalties to Biophytis for an amount of €41,000 (recognized in financial income for the 2020 financial year).

On June 16, 2020, Negma Group summoned Biophytis before the Paris Commercial Court in order to obtain on the merits what the order of May 7, 2020 refused it. Following a judgment of March 16, 2021, the Paris Commercial Court ordered Biophytis to pay Negma Group a principal amount of €910 thousand in contractual penalties and to deliver €7,000 thousand to Negma Group. Biophytis has appealed to the Paris Court of Appeal against the judgment of the Paris Commercial Court of March 16, 2021. Under the terms of a judgment of July 16, 2021, the execution judge of the Paris Judicial Court partially granted Negam Group and sentenced Biophytis to a penalty of €1,500 thousand for non-execution of the judgment of the Paris Commercial Court of March 16, 2021, which was reduced to €500 thousand by a judgment of the Paris Court of Appeal of September 8, 2022. Biophytis has fulfilled all of the obligations imposed on it under the above-mentioned judgments and delivered to Negma Group 2,050,000 shares held in treasury in July 2021 and 4,950,000 new shares in August 2021. Following a judgment of January 17, 2023, the Paris Court of Appeal confirmed the judgment of the Paris Commercial Court of March 16, 2021. The Paris Court of Appeal adopted a reasoning similar to that of the Paris Commercial Court, contenting itself with a analysis of the Contract at the stage of its conclusion and did not take into account the execution of the said Contract by Negma Group.

On the criminal aspect, an investigating judge was appointed on March 6, 2023.

Biophytis filed a cassation appeal against the judgment of January 17, 2023 on May 10, 2023.

At the same time, on March 29, 2023, Negma Group sued Biophytis before the Paris Commercial Court. Based on the judgment of the Paris Court of Appeal of January 17, 2023, Negma Group requested that Biophytis be ordered to compensate it for the alleged material and image damage resulting from the termination of the ORNANEBSA contract. On September 6, 2023, Biophytis requested that the stay of proceedings be pronounced pending the outcome of the cassation appeal against the judgment of the Paris Court of Appeal of January 17, 2023. By a judgment of February 9, 2024, the Paris Commercial Court granted Biophytis’ requests and suspended the proceedings.

On March 6, 2024, Negma Group summoned Biophytis before the First President of the Paris Court of Appeal for the purpose of being authorized to appeal against the decision to stay proceedings rendered on February 9, 2024 by the Court of commerce of Paris.

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

B.Memorandum and Articles of Association

The information set forth in Exhibit [2.3] to this annual report is incorporated herein by reference.

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

For purposes of the PFIC Asset Test, the market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. In addition, whether we meet PFIC Income Test for any taxable year may depend on whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits constitute gross income for purposes of PFIC Income Test. Based on the composition of our gross income, assets, activities, and market capitalization in 2023, and on reasonable assumptions, we believe that we were not a PFIC for our taxable year ending December 31, 2023. However, there can be no assurance that we were not a PFIC for our taxable year ending December 31, 2023, or that the IRS will agree with any position we take regarding our PFIC status for such taxable year. There also can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2024 or for any future taxable year, because our PFIC status is a factual determination made annually after the end of each taxable year. Our U.S. counsel expresses no opinion , and prospective investors should consult their own tax advisors,regarding our PFIC status.

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

Significant research and development expenses have been incurred since inception generating negative cash flows from operating activities of €23,795 thousand, €18,988 and €12,873 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

The Financial Statements have been approved on a going concern basis by the Board of Directors. As of the date of authorization of these financial statements, our available cash and our ORNANE financing line are not projected to be sufficient to support our operating plan for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business (refer to Item 18 note 3.1).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A.Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer. We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 in connection with the preparation of this annual report. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to a material weakness in our internal control over financial reporting as described below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with preparing our 2023 consolidated financial statements, a material weakness in our internal control over financial reporting was identified relating to a lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS Accounting Standards to design and implement formal period-end financial reporting controls and procedures and to address complex IFRS Accounting Standards technical accounting issues. This material weakness resulted in significant misstatements in aggregate, identified by our external auditors in connection with their audit of the 2023 consolidated financial statements.

Based on our assessment as of December 31, 2023, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that our internal control over financial reporting was not effective as of December 31, 2023, because of the material weakness described above.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2023, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this annual report as of December 31, 2023 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards.

Management’s Plan for Remediation

We are in the process of remediating this identified material weakness and we have taken and will continue to take actions to eventually eliminate it. We have strengthened our financial control and our accounting team by hiring a new financial controller with knowledge in both French GAAP and IFRS Accounting Standards, who joined the Company mid-February. We are also working with financial experts knowledgeable in IFRS Accounting Standards to secure the application of appropriate accounting treatments in our consolidated accounts. Besides, we will strengthen our closing control checklist with reinforced controls of data provided by external providers, such as our accounting advisors or our consultant in charge of preparing our research tax credit calculation.

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

D.Changes in Internal Control Over Financial Reporting

In our annual report on Form 20-F (as amended) for the fiscal year ended December 31, 2022, we reported the continued existence of material weaknesses, previously disclosed in Item 15.B of our annual report on Form 20-F (as amended) for the fiscal year ended December 31, 2021, related to our internal control over the application of IFRS 9 “Financial Instruments”, and their related interpretations and rules, and IFRS 13 “Fair Value Measurement” to the accounting treatment and fair value assessment of our convertible notes, non-convertible notes, and warrants. The deficiencies, which aggregate to material weaknesses, were the result of:

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

These material weaknesses were remediated during the year 2023, which included:

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

We identified and analyzed risks associated with financial and operational processes and implemented new and/or improved control activities to mitigate these risks. We developed written standard operating procedures for major processes and training programs to inform employees regarding SOX best practices and newly implemented internal controls. We also

●	put into service a new purchasing system that has improved controls over our procurement process, including vendor management, automatic approval workflow for purchase orders and invoices, automatic matching of orders and invoices, and improved financial and supplier reports;
●	Supported the team by external advisors with subject matter expertise to provide assistance with all elements related to complex financial reporting elements.

We will continue to put into place additional improvements and/or corrective actions to control activities and procedures, and expanding our corporate training programs going forward, as well as implement a plan to test key controls during 2024 to help ensure the effectiveness of internal controls over financial reporting and processes.

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

Item 16C. Principal Accountant Fees and Services.

KPMG served as our independent registered public accounting firm for 2022 and 2023, and they billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2022	2023

	(in € thousands)
Audit Fees	341	303
Audit-Related Fees	1	—
Tax Fees	—	—
Other Fees	—	—
Total	342	303

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services provided by KPMG, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by KPMG for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by KPMG.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16K. Cybersecurity

[We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. Our IT operations are managed by a specialized third-party company, which provides a dedicated team with multiple competencies in charge of ensuring that our systems and software are efficient and up to date, including notably our firewall and IT access management system. This team also manages the backup of our files outside of the Company premises and recovery tests are regularly performed to ensure quick availability of data in case of an incident on our servers. The IT team maintains awareness about security risks throughout the Company by sending messages to all employees about current threats and good cybersecutity practices.

As we do not have a dedicated board committee solely focused on cybersecurity, our management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated appropriate resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. ]

PART III

Item 17. Financial Statements.

See response to Item 18.

Item 18. Financial Statements.

See pages F-1 through F-[53] of this annual report.

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

8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-38974) filed on March 12, 2021)

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1*	Consent of KPMG S.A,, the independent registered public accounting firm.

15.2*	Consent from Ernst & Young et Autres, the independent registered public accounting firm

97.1*	Clawback Policy

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
Stanislas Veillet
Chief Executive Officer and Chairman

Date:  April 8, 2024

BIOPHYTIS S.A.

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Paris-La Défense, France

Auditor Firm Id: 1253	Auditor Name: KPMG SA	Auditor Location: Paris La Défense, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Biophytis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Biophytis S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, consolidated statements of profit or loss and other comprehensive profit or loss, statements of changes in consolidated shareholders’ equity, and statements of consolidated cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and current cash and cash equivalents, complemented with the ORNANE financing line, are not sufficient for at least the next twelve months. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 8, 2024

/s/ KPMG S.A.

Cédric Adens

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Biophytis S.A.,

Opinion on the Financial Statements

We have audited the accompanying statement of consolidated financial position of Biophytis S.A. (the Company) as of December 31, 2021, the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive profit or loss, statement of changes in consolidated shareholders’ equity and statement of consolidated cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Paris-La Défense, France

April 21, 2022, except for Note 13.2.3, as to which the date is January 30, 2023

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31 2023

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		AS OF DECEMBER 31,
(amounts in thousands of euros)	NOTES	2021	2022	2023
ASSETS
Patents and software	4	2,757	2,655	2,637
Property, plant and equipment	5	563	584	315
Other non-current financial assets	6, 10	186	173	158
Total non-current assets		3,506	3,411	3,110

Other receivables and prepaid expenses	8, 10	6,536	6,934	2,916
Other current financial assets	7	904	590	368
Cash and cash equivalents	9, 10	23,926	11,053	5,567
Total current assets		31,366	18,576	8,850

TOTAL ASSETS		34,872	21,987	11,960

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholder’ equity
Share capital	11	27,191	47,660	2,081
Premiums related to the share capital	11	27,781	(1,588)	13,483
Treasury shares	11	(51)	(21)	(12)
Foreign currency translation adjustment		(73)	(25)	(25)
Reserves - attributable to the owners of the parent		(17,850)	(23,689)	(2,357)
Net loss - attributable to the owners of the parent		(31,163)	(24,216)	(17,026)
Shareholder equity - attributable to the owners of the parent		5,835	(1,879)	(3,857)
Non-controlling interests		(32)	(32)	(32)
Total shareholder equity (deficit)		5,803	(1,911)	(3,889)

Liabilities
Employee benefit obligations	14	205	183	237
Non-current financial liabilities	10, 13	5,518	4,367	3,247
Non-current derivative financial instruments	13	536	—	—
Total non-current liabilities		6,259	4,551	3,484

Current financial liabilities	10, 13	12,037	10,213	5,023
Provisions	15	—	75	223
Trade payable	10, 16.1	7,606	6,940	5,392
Tax and social liabilities	16.2	1,998	1,780	1,348
Current derivative financial liabilities	13	788	13	1
Other creditors and miscellaneous liabilities	16.3	381	328	378
Total current liabilities		22,810	19,348	12,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		34,872	21,987	11,960

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

		FOR THE YEARS ENDED DECEMBER 31,
		2021	2022	2023
(Amounts in thousands of euros, except share and per share data)	NOTES	12 months	12 months	12 months
Revenues		—	—	—
Cost of sales		—	—	—
Gross margin		—	—	—

Research and development expenses, net	17.1	(19,665)	(16,034)	(8,845)
General and administrative expenses	17.2	(7,150)	(7,237)	(5,488)
Operating loss		(26,815)	(23,272)	(14,333)

Financial expenses		(2,517)	(2,564)	(1,633)
Financial income		24	983	269
Change in fair value of derivative liabilities and convertible bonds		(1,856)	637	(1,330)
Net financial expense	18	(4,349)	(944)	(2,694)

Loss before taxes		(31,164)	(24,216)	(17,026)

Income taxes benefit		—	—	—
Net loss		(31,164)	(24,216)	(17,026)

Attributable to the owners of the parent		(31,163)	(24,216)	(17,026)
Non-controlling interests		(1)	—	—

Basic and diluted weighted average number of shares outstanding		118,282,679	174,839,276	543,074,353
Basic loss per share (€/share)	20	(0.26)	(0.14)	(0.03)
Diluted loss per share (€/share)	20	(0.26)	(0.14)	(0.03)

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE PROFIT OR LOSS

	FOR THE YEARS ENDED DECEMBER 31,
	2021	2022	2023
(amounts in thousands of euros)	12 months	12 months	12 months
Net loss for the year	(31,164)	(24,216)	(17,026)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	23	80	1
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	—	48	(1)
Other comprehensive income items	23	128	1

Total other comprehensive profit or loss	(31,141)	(24,089)	(17,026)
			(17,026)
Attributable to the owners of the parent	(31,140)	(24,089)	(17,026)
Non-controlling interests	(1)	—	—

The accompanying Notes form an integral part of these consolidated financial statements

Statement of changes in consolidated shareholders’ equity

							Impact of
							separate		Shareholder
							accounting for		equity -
			Additional	Reserves		Share-	convertible and		attributable	Non-
			paid-in	and	Conversion	based	non-convertible	Own	to Biophytis	controlling	Shareholder
(amounts in thousands of euros, except share data)	NOTES	Capital	capital	income	reserve	payment	bonds	shares	shareholders	interests	equity
As of December 31, 2020		20,151	22,538	(46,740)	(72)	5,521	944	(42)	2,299	(31)	2,268
Net loss for the period		—	—	(31,163)	—	—	—	—	(31,163)	(1)	(31,164)
Other comprehensive profit or loss		—	—	23)	—	—	—	—	23)	—	23)
Total other comprehensive profit or loss		—	—	(31,140)	—	—	—	—	(31,140)	(1)	(31,141)
Conversion of convertible notes		3,276	7,664	—	—	—	—	—	10,940	—	10,940
Share capital increase		3,390	16,814	—	—	—	—	—	20,205	—	20,205
Exercise of warrants		373	369	—	—	—	—	—	742	—	742
Cancellation of 2018 Kreos warrants		—	—	—	—	—	(47)	—	(47)	—	(47)
Biophytis shares delivered to Negma		—	—	1,521	—	—	—	—	1,521	—	1,521
Allocation of premiums to retained earnings		—	(17,505)	17,505	—	—	—	—	—	—	—
Treasury shares net movements		—	—	—	—	—	—	(9)	(9)	—	(9)
Gains and losses, net related to treasury shares		—	—	2	—	—	—	—	2	—	2
Equity settled share-based payments		—	—	—	—	3,421	—	—	3,421	—	3,421
Costs incurred in relation to equity transactions		—	(2,099)	—	—	—	—	—	(2,099)	—	(2,099)
On December 31, 2021		27,191	27,781	(58,852)	(72)	8,942	897	(51)	5,835	(32)	5,803
Net loss for the period		—	—	(24,216)	—	—	—	—	(24,216)	—	(24,216)
Other comprehensive profit or loss		—	—	80	48	—	—	—	128	—	128
Total other comprehensive profit or loss		—	—	(24,136)	48	—	—	—	(24,089)	—	(24,089)
Bond conversions		18,638	(7,798)	—	—	—	—	—	10,840	—	10,840
Exercise of ‘BSA’ warrants, ‘BSPCE’ warrants and AGAs		1,831	(1,823)	—	—	—	—	—	8	—	8
Net own share transactions		—	—	—	—	—	—	30	30	—	30
Allocation of retained earnings to premium		—	(19,748)	19,748	—	—	—	—	—	—	—
Gains and losses, net related to treasury shares		—	—	(71)	—	—	—	—	(71)	—	(71)
Equity settled share-based payments		—	—	—	—	5,567	—	—	5,567	—	5,567
On December 31, 2022		47,660	(1,588)	(63,312)	(25)	14,510	896	(21)	(1,880)	(32)	(1,911)
Net loss for the period		—	—	(17,026)	—	—	—	—	(17,026)	—	(17,026)
Other comprehensive profit or loss		—	—	1	(1)	—	—	—	1	—	1
Total other comprehensive profit or loss		—	—	(17,025)	(1)	—	—	—	(17,026)	—	(17,026)
Bond conversions	11	16,772	(8,929)	—	—	—	—	—	7,843	—	7,843
Capital increase	11	1,963	3,577	—	—	—	—	—	5,541	—	5,541
Exercise of ‘BSA’ warrants and ‘BSPCE’ warrants	11	849	1,297	—	—	—	—	—	2,146	—	2,146
Capital reduction	11	(65,163)	—	65,163	—	—	—	—	—	—	—
Net own share transactions		—	—	—	—	—	—	10	10	—	10
Net gains and losses on own shares		—	—	(17)	—	—	—	—	(17)	—	(17)
Allocation of retained earnings to premiums	11	—	20,428	(20,428)	—	—	—	—	—	—	—
Share-based payments	12.4	—	—	—	—	812	—	—	812	—	812
Other changes affecting shareholder equity		—	—	25	—	—	—	—	25	—	17
Expenses related to capital increases	11	—	(1,303)	—	—	—	—	—	(1,303)	—	(1,303)
On December 31, 2023		2,081	13,483	(35,602)	(25)	15,322	896	(12)	(3,857)	(32)	(3,889)

The accompanying Notes form an integral part of these consolidated financial statements

STATEMENT OF CONSOLIDATED CASH FLOWS

		FOR THE YEARS ENDED DECEMBER 31,
		2021	2022	2023
(amounts in thousands of euros)	NOTES	12 months	12 months	12 months
Cash flow used in operating activities
Net loss		(31,164)	(24,216)	(17,026)
Amortization and depreciation of intangible and tangible assets	4, 5	311	484	803
Additions of provisions, net of reversals	14, 15	39	(89)	(72)
Expenses associated with share-based payments	12.4	3,422	5,567	812
Financial interest		562	1,853	1,022
Amortization of the day one Loss	13.2	54	—	—
Change in fair value of financial instruments	13.2	1,856	(637)	1,330
Interests on investment accounts		(4)	(4)	—
Net financial indemnities Negma	13.2	1,675	(1,000)	—
Unwinding of conditional advances and other financial expenses	13.1	397	22	12
Amortized cost of non-convertible bonds and debt component of the convertible notes	13.2	68	364	272
Cash flow used in operating activities before changes in working capital		(22,785)	(17,652)	(12,847)
(-) Change in working capital (net of depreciation of trade receivables and inventories)		1,010	(1,335)	(26)
(Increase) decrease in Other non-current financial assets		(2)	—	14
(Increase) decrease in other receivables		1,297	(398)	1,670
Increase (decrease) in trade accounts payable		380	(665)	(1,328)
Increase (decrease) in tax and social security liabilities		(552)	(219)	(432)
Increase (decrease) in other creditors and accrued liabilities		(113)	(53)	50

Cash flow used in operating activities		(23,795)	(18,988)	(12,873)

Cash flow used in investment operations
Acquisition of intangible and tangible assets	4, 5	(344)	(141)	(220)
Interest on investment account		4	—	—
Purchase of term deposits classified as other current financial assets	7	—	110	—
Decrease (increase) in short term deposits accounts		12,500	14	590
Cash flow used in investment operations		12,160	(17)	370

Cash flow from/used in to financing operations
Proceeds from share capital increase	11	16,584	—	5,541
Costs paid in relation to equity transactions	11	(2,099)	—	(1,303)
Net financial indemnity received from/ (paid to) Negma	12.2	(1,675)	1,000	—
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	12	742	6	2,146
Proceeds from research tax credit prefinancing, net of guarantee deposit	13.3	3,011	1,834	1,098
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	12	(2,252)	(3,450)	—
Proceeds from conditional advances	13.1	400	4	—
Repayment of conditional advances		(279)	(224)	(220)
Proceeds from subsidies		—	204	—
Financial interest paid		(562)	(662)	(460)
Conversion settled with cash payment	13.2	(910)	—	—
Proceeds from the issuance of convertible notes and non-convertible bonds	13.2	20,484	9,510	1,890
Repayment non-convertible bonds	13.2	(3,550)	(1,844)	(1,262)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	13.2	(125)	—	(121)
Repayment of lease obligations	13.3	(54)	(244)	(283)
Cash flow used in financing operations		29,715	6,134	7,027

Net effect of exchange rate changes on cash and cash equivalents		(1)	(3)	(9)

Increase (decrease) in cash and cash equivalents		18,079	(12,873)	(5,485)

Cash and cash equivalents at the beginning of the period		5,847	23,926	11,053
Cash and cash equivalents at the end of the period		23,926	11,053	5,568

The accompanying Notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements

(Unless otherwise indicated, the consolidated financial statements are presented in thousands of euros. Certain amounts may be rounded up for the purpose of calculating the financial information contained in the consolidated financial statements. As a result, the totals in some tables may differ slightly to the sum of the preceding figures).

Note 1: General information about the Company

Founded in September 2006, Biophytis SA is a clinical-stage biotechnology company specializing in the development of treatments aimed at slowing down the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases.

Biophytis is a limited company (société anonyme) subject to French law, with its registered office at 14, avenue de l’Opéra, 75001 Paris, France (Company registration number: 492 002 225 RCS PARIS).

The Company’s standard shares are listed on Euronext Growth Paris (Mnemo: ALBPS-ISIN: FR0012816825). The ADSs (American Depositary Shares) have been listed on the Nasdaq Capital Market since February 10, 2021 under the symbol “BPTS”.

Biophytis and its subsidiaries are hereinafter referred to as “Biophytis” or the “Company”.

The consolidated financial statements of Biophytis for the year ended December 31, 2023, or the “Financial Statements”, were prepared under the responsibility of the Company’s management and were approved and authorized for issue by the Company’s Board of Directors on April 8, 2024. The accounts will also be submitted to the Annual General Meeting for approval.

Note 2: Notable events

2.1.Research and development activity

During the 2023 financial year, the Company continued the development of its main clinical and preclinical programs involving BIO101 (20-hydroxyecdysone), formerly known as Sarconeos (BIO101).

2.1.1.COVA program for severe forms of COVID-19

In early February 2023, Biophytis announced the final results of its COVA phase 2-3 clinical trial, including the data from the 54 patients, out of the 233 treated, who were enrolled for the first part of the study but were missing from the preliminary analysis published on September 7, 2022. The final analysis shows that the COVA study achieved its primary objective, with a significant 44% (p =0.043) reduction in the risk of respiratory failure or early death in patients hospitalized with severe COVID-19. In addition, BIO101 (20-hydroxyecdysone) has a good safety profile, with a lower proportion of patients experiencing adverse events when compared to the placebo (57% vs. 64%), in particular a lower frequency of serious adverse events, mainly respiratory (25% vs. 31%). Detailed study results were presented at the European Respiratory Society’s Pulmonology Conference in Estoril, Portugal, in March 2023, and at the American Thoracic Society’s Conference in Washington DC, USA, in May 2023.

On the strength of these results, the Company has begun the regulatory formalities that will allow BIO101 (20-hydroxyecdysone) to be deployed as quickly as possible for hospitalized patients with severe COVID-19 at risk of respiratory failure and death. The Company has pursued a multi-pronged strategy for this:

Application for Conditional Marketing Authorization (cMA) for Europe and Emergency Use Authorization (EUA) in the United States. The Company has requested a pre-submission meeting with a view to applying for conditional marketing authorization in Europe from the EMA, and in the USA from the FDA in view of the health emergency. The company announced on August 16, 2023 that it had received responses from the European Medicines Agency (EMA) and the Food and Drug Administration (FDA) with the recommendation to seek Scientific Opinions from the relevant agencies on the proposed clinical and regulatory development plan of BIO101 (20-hydroxyecdysone) for severe forms of COVID-19 up to full MA. Responses are expected for the first half of 2024.

Applications for early access programs in key countries. In France, this application was made in May. The early access program in France will be run in partnership with Intsel Chimos, a pharmaceutical company based in Saint-Cloud, France, which specializes in importing, distributing and exploiting innovative drugs to treat patients with rare and/or serious diseases that have reached a treatment impasse.  On September 19, Biophytis announced that it had received a reply from the French National Health Authority (HAS) asking it to complete the application file by providing certain results from pharmaceutical studies underway with its industrial partner Sequens, as well as additional data and scientific arguments relating to the phase 2-3 COVA clinical trial. The HAS application will be re-submitted including these different elements in 2024, depending on the EMA’s responses concerning the possibility of applying for conditional marketing authorization. In Brazil, an early access program has already  been approved in 2022 to treat critically ill COVID-19 patients in intensive care units (ICUs), but was suspended pending the results of the COVA study. This program is currently being reactivated in response to the positive results obtained.

On the preclinical front, the Company entered into a partnership with the University of Liège at the end of 2023 to carry out a number of research projects, notably concerning the treatment of respiratory failure caused by the Influenza virus. Given its original operational mode on the renin-angiotensin system, BIO101 (20-hydroxyecdysone) could be used to treat severe forms of the main viral respiratory diseases. These pathologies, where medical needs remain unsatisfied, represent a significant potential for Biophytis.

2.1.2.SARA program for sarcopenia

In May 2023, the Company submitted an authorization application via the EMA (European Medicines Agency) European portal to launch SARA-31, the first Phase 3 study ever launched for sarcopenia. A similar application was submitted to the FDA (Food and Drug Administration) at the beginning of July to launch the same study in the United States.

The launch of the Phase 3 program follows encouraging results from the SARA-INT Phase 2b study and interactions with health authorities in 2022. On August 8, 2023, Biophytis announced that it had received a positive response from the Belgian authorities to carry out its SARA-31 program. A positive response from the FDA to conduct the study in the United States was also received and announced by the Company on September 11, 2023. The actual start of the study is scheduled for 2024, and will depend on the conclusion of partnership agreements and the Company’s financial resources.

2.1.3.MYODA program for Duchenne muscular dystrophy

At the Clinical and Scientific Conference organized by the Muscular Dystrophy Association (MDA) between March 19 to 22, 2023 in Dallas, Texas, the Company shared new information concerning its MYODA program  for Duchenne Muscular Dystrophy (DMD) in the form of posters, for which a clinical development plan is in preparation, and the therapeutic potential of BIO101 (20-hydroxyecdysone) in rare neuromuscular diseases such as Spinal Muscular Atrophy (SMA), for which promising preclinical results have been obtained, particularly in combination with gene therapy. In Duchenne Muscular Dystrophy, the Company has reviewed its clinical development protocol after interactions with the FDA and plans to start a phase 1/2 clinical study in 2024.

2.2.Financing

During the financial year, the Company carried out several financing transactions for a total gross amount of approximately 8 million euros, including several capital increase operations, on Euronext and the Nasdaq, and a limited use of the convertible bond financing line set up with Atlas in 2021. Indeed, drawdowns reached 2 million euros in 2023, to which was added a new drawing of 4 million euros carried out at the beginning of 2024.

2.2.1.Capital increase through private placement on Euronext

On May 11, 2023, the Company announced a new financing operation in the form of a private placements by professional investors combined with a public proposal to private individuals, for a gross amount of 2.3 million euros. The transaction was carried out pursuant to the 2nd and 4th resolutions of the Company shareholders meeting held on April 17, 2023. A total of 103,717,811 new standard shares, representing 32% of the Company’s share capital prior to the transaction, were issued at a price of 0.0222 euros per share, representing a 25% discount to the volume-weighted average price of Biophytis shares over the 5 trading days prior to the transaction, and representing a nominal amount of 1,037 thousand euros and a total issue premium of 1,265 thousand euros. The new shares were listed on Euronext Growth Paris under the ISIN code FR0012816825 ALBPS for the opening of trading on May 15, 2023, and are assimilated to existing shares with immediate dividend rights.

2.2.2.Registered direct offering on the Nasdaq Capital Market

On July 19, 2023, the Company announced a registered direct offering for a gross amount of $3.8 million equivalent to €3.4 million. This transaction, which closed on July 21, involved the purchase and sale of 1,333,334 units, each consisting of one (1) American Depositary Share (“ADS”) or one (1) pre-funded warrant entitling the holder to one (1) ADS (the “Pre-Funded Warrants”), and one (1) warrant (the “Ordinary Warrant”) entitling the holder to one (1) ADS, at a purchase price of $2.85 per unit with an ADS and $2.84 per unit with a Pre-Funded Warrant. Each ADS represents the right to receive one hundred new ordinary shares in the Company, with a par value of €0.01 per share.

The ADSs and pre-funded warrants were offered and sold in a registered direct offering pursuant to a shelf registration statement on Form F-3 (File No. 333-271385) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2023 and declared effective by the SEC on May 1st, 2023. The ordinary warrants were issued within the framework of a concurrent private placement.

The issue price of the ordinary shares underlying the ADSs represented a 2% premium to the volume-weighted average price (VWAP) of the Company’s ordinary shares on the Euronext Growth Paris market over the 15 trading sessions preceding the definition of the issue price on July 18, 2023, and a 21% discount to the VWAP including 23% of the theoretical value of a warrant, whose value per warrant was €0.013.

The issue of the 50,500,000 new ordinary shares underlying the ADSs resulted in an immediate capital increase of 1,278 thousand euros, share premium included, corresponding to a nominal amount of 505 thousand euros and an issue premium of 773 thousand euros.

Each pre-funded warrant, giving entitlement to one (1) ADS, was subscribed at a price of $2.84, and the exercise price was €0.01 per ADS, representing a total amount received by the Company of 2,090 thousand euros, recognized in equity. All pre-funded warrants, representing 82,833,400 new ordinary shares, were exercised during the year. The ordinary warrants, representing 133,333,400 additional potential new ordinary shares and with an exercise price of £2.67 per ADS.They are exercisable on issue and will expire three years after issue. By December 31, 2023, no warrants had yet been exercised.

The accounting impacts of this transaction are presented in note 11.

2.2.3.Capital increase with preferential subscription rights on Euronext

On November 20, 2023, the Company announced the successful completion of its capital increase with shareholders’ preferential subscription rights (DPS), through the issue of 210,733,954 shares with redeemable share subscription warrants (ABSAR), for a total amount, including issue premium, of €1.96 million. The issue price of the ABSARs was €0.0093.

The BSARs attached to each new share were listed on a separate pricing line under the ISIN code: FR001400LN79. They may be exercised at any time up to December 31, 2026, with one (1) BSAR entitling its holder to subscribe for one (1) new ordinary share at an exercise price of 0.012 euro. By December 31, 2023, 2,477,006 BSARs were exercised, leading to a capital increase of 30 thousand euros.

The accounting impacts of this transaction are presented in note 11.

2.2.4.Convertible bond issues

The financing transactions described above enabled Biophytis to limit its need for bond financing via the convertible bond issue agreement with Atlas. This contract covers the issue of a maximum of 1,280 bonds with the option of exchange for cash and/or conversion into new or existing shares (ORNANE) in eight successive tranches of 4 million euros each.

In the first half of 2023, the Company issued 80 ORNANE bonds (second half of the third tranches) for a total net amount of 1.9 million euros, and on December 31, 2023, bond debt stood at 1.45 million euros, representing 58 ORNANE bonds.

At the end of 2023, the Company also announced the issue of the fourth tranche of 160 ORNANE bonds, of which the first half was effectively cashed in early January 2024 and the second half was issued in February 2024. The net amount received was 3.8 million euros. As of the date of authorization of these financial statements  and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

2.2.5. Prefinancing of the French research tax credit (CIR)

During December 2023, the company pre-financed part of its CIR for the year 2023 for an amount of 1,098 thousand euros. This advance will be repaid when the State repays the CIR 2023 receivable for a total amount of 1,618 thousand euros. The interest and costs linked to the pre-financing represented a total amount of 127 thousand euros. It is recalled that the 2022 CIR, also pre-financed, was fully reimbursed for the 2023 financial year.

2.3.Post-balance sheet events

2.3.1.Issue and conversion of convertible bonds

In two installments in January and February 2024, the Company issued the fourth tranche of convertible bonds within the framework of the contract signed with ATLAS, thus receiving a net amount of €3.8 million.

Since December 31, 2023, the company has carried out, upon ATLAS’ request, the conversion of 50 convertible bonds as part of tranche 3 of the ATLAS 2021 contract for a total amount of 1,250 thousand euros. The operations gave rise to the creation of 363,588,122 new shares of the company. Following these conversions and taking into account the drawdown of tranche 4 of the Atlas 2021 Contract, the residual bond debt vis-à-vis Atlas amounts to 4.200 thousand euros.

2.3.2.Reverse stock split of Biophytis shares listed on Euronext Growth

On March 15, 2024, the Company announced the implementation of a reverse stock split of its shares listed on Euronext Growth, which will result in the allocation of 1 new ordinary share to be issued with a par value of 0.80 euros (the “New Shares ) against 400 old ordinary shares with a par value of 0.002 euros each (the “Old Shares”) and by dividing the number of shares making up the share capital of the Company by 400. The 30-day consolidation period will run from April 2, 2024 to May 3, 2024 (inclusive). At the end of this period, i.e. May 3, 2024, the old shares (ISIN FR0012816825) will be delisted on the Euronext Growth market and the listing of the new shares (ISIN FR001400OLP5) will begin. The amount of capital will be unchanged at the end of the operation and this operation will have no impact on the overall value of the Biophytis securities held in the portfolio by the shareholders, with the exception of fractional shares.

2.3.3.New OBA program in obesity

On April 8, 2024, the Company announced the launch of a new clinical development program named OBA, with BIO101 (20-hydroxyecdysone) as a potential treatment for obesity in combination with GLP-1 receptor agonists. Treatment of obesity may result in loss of muscle mass and function, particularly following a diet combined with recently introduced GLP-1 receptor agonists. BIO101 (20-hydroxyecdysone) is the first MAS receptor activator, administered daily orally, that has demonstrated metabolic effects on muscle and fat mass in preclinical obesity studies. These beneficial effects of BIO101 (20-hydroxyecdysone) translate into improved mobility and muscle strength in sarcopenic obese patients, as shown in the SARA-INT phase 2 study. In addition, the molecule 20-hydroxyecdysone has already been tested in obese patients during a low-calorie diet in the Quinolia study, showing promising effects on muscle strength and fat loss. The Company plans to start the phase 2 OBA clinical study in mid-2024, after obtaining regulatory authorizations, and the first patients are expected to be treated during the second half of 2024. BIO101 (20-hydroxyecdysone) will be evaluated in obese patients treated by GLP-1 RA and following a hypocaloric diet. The first efficacy results should be available in 2025.

Note 3: Accounting principles, rules and methods

3.1.Principles used in preparing the Financial Statements

Unless otherwise indicated, the consolidated financial statements are presented in thousands of euros. Certain amounts may be rounded up for the purpose of calculating the financial information contained in the consolidated financial statements. As a result, the totals in some tables may not correspond exactly to the sum of the preceding figures.

Statement of compliance

The consolidated financial statements for the year ended December 31, 2023 have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (IASB), in compliance with the international standards as published by the IASB on December 31, 2023, and with the international standards as adopted by the European Union on December 31, 2023.

The reference system adopted by the European Commission can be consulted on the following website: https://eur-lex.europa.eu/legal-content/FR/TXT/?uri=LEGISSUM%3Al26040

The accounting principles and methods applied for the consolidated financial statements for the year ended December 31, 2023 are identical to those used in the consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, and comply with the IFRS Accounting Standards, amendments and interpretations as adopted by the European Union and the IASB, mandatory for financial years beginning on or after January 1, 2023 (and which had not been applied early by the Group), namely:

Standard	Name
IFRS 17 and amendments to IFRS 17	Insurance contract including amendments published on 06/25/20. First adoption of IFRS 17 and IFRS 9 - Comparative information
Amendments to IAS 8	Definition of accounting estimates
Amendments to IAS 1 and Statement Practice 2	Disclosure of accounting policies
Amendments to IAS 12	Deferred taxes on assets and liabilities arising from the same transaction
Amendments to IAS 12	International tax reform - Pillar 2 rule model

The application of these standards, amendments and interpretations has no material impact on the Group’s consolidated financial statements. It is specified that the Company is not affected by the amendments to IAS 12 presented above.

In addition, the other standards, amendments or interpretations published respectively by the IASB and the IFRIC (International Financial Reporting Interpretations Committee) and adopted by the European Union on December 31, 2023 but whose mandatory application is subsequent to the financial year beginning January 1, 2023 have not been applied early by the Group: amendments to IFRS 16 (lease liabilities relating to a sale and leaseback), amendments to IAS 1 (classification of liabilities as current and non-current), and amendments to IAS 21 (absence of exchangeability).

Going concern

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning multiple years. The Company does not expect to generate revenue from product sales in the near future.

We estimate our existing capital resources consisting of cash and cash equivalents €5.6 million euros on December 31, 2023 complemented with the possible use of the ORNANE financing line set up with Atlas (or “Atlas 2021 Contract”), which could give rise to additional financing of €8 million (i.e. 2  installments of 4 million euros), in addition to the €4 million drawing made early 2024, to be sufficient to fund our current operations into the first quarter of 2025. However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. As of the date of authorization of these financial statements, our available cash and our ORNANE financing line are not projected to be sufficient to support our operating plan for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

We intend to seek additional capital to pursue preclinical and clinical activities, obtain regulatory approval and authorization for, and commercialize our drug candidates. Notably during 2024, we may conduct equity financing transactions on Euronext Growth or Nasdaq, enter into new debt financing agreements or enter into partnership or licensing agreements for our R&D programs that could provide additional non-dilutive financial resources or reduce our costs.

We cannot guarantee that we will be able to obtain the necessary financing to meet our needs or to obtain funds at attractive terms and conditions, including as a result of disruptions to the global financial markets resulting from geopolitical instability, macroeconomic conditions, global health crises, or other factors.

If we are not successful in our financing objectives, we could have to scale back our operations, notably by delaying or reducing the scope of our research and development efforts or obtain financing through arrangements with collaborators or others that may require us to relinquish rights to our product candidates that we might otherwise seek to develop or commercialize independently.

Use of judgments and estimates

The preparation of financial statements requires that the management makes reasonable estimates and assumptions based on the information available at the date that the financial statements are finalized. These estimates and assumptions may affect the values of assets, liabilities and expenses given in the financial statements, and the disclosure of contingent assets and liabilities when the financial statements are reviewed.

These estimates are based on the going concern assumption and are prepared using the information available at the time of preparation. They are continuously assessed on the basis of past experience and various other factors deemed reasonable and form the basis for assessments of the accountable values of assets and liabilities. Estimates may be revised if the circumstances on which they were based change or if new information becomes available. Actual results could differ materially from these estimates depending on different assumptions or conditions.

The main judgments and estimates made by the Company’s management relate in particular to:

●	The definition of the fair value of share-based payments, including stock subscription warrants (“BSA”), warrants to purchase shares in business creators (“BSPCE”) and bonus shares (“AGA”) granted to employees, directors and external service providers. This is based on the Black & Scholes option pricing model, which takes into account assumptions on complex and subjective variables. These variables include the value of the shares, the expected volatility of the share value over the life of the instrument, and the current and future behavior of the holders of these instruments. There is a high inherent risk of subjectivity when using an option pricing model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment standard. The valuation assumptions used are presented in Note 12.
●	The definition of the fair value of convertible bonds and non-convertible bonds issued to Kreos with attached stock warrants. The determination of the fair value of stock warrants for the benefit of Kreos is based on the Black & Scholes model. This model takes as input observable variables such as the value of the company's shares and the risk-free interest rate, but also unobservable variables such as the volatility of the share price. There is a high inherent risk of subjectivity arising from the use of an option pricing model to define the fair value of derivative liabilities and equity instruments in accordance with IAS 32 Financial Instruments - Presentation ("IAS 32") and IFRS 9. The convertible bond is valued using the “One-factor equity convertible model”. This model takes as input observable variables such as the value of the company's shares and the risk-free interest rate, but also unobservable variables such as the volatility of the share price and the credit spread of the company. business. The fair value of the debt component of convertible bonds was determined by discounting future cash flows at a market rate (unobservable data). The valuation assumptions used are presented in Note 13.2. The fair value of the conversion option is deducted by subtracting the fair value of the convertible bond from the fair value of the debt component. The credit spread was determined by equalizing the sum of the fair value of the instruments (Warrants and Convertible Bond) on the issue date to the amount of cash received.
●	The definition of the fair value of Negma and Atlas bonds convertible into ordinary shares and/or redeemable in cash. This is based on the binomial option pricing model and the Longstaff Schwartz model, respectively, which take into account unobservable assumptions and variables , such as stock volatility and issuer credit spread. These variables include the value of the Company’s securities, the expected volatility of the share price over the expected life of the instrument, and the present and future behavior of the Company and the holders of these instruments. There is an inherent high risk of subjectivity arising from the use of an option pricing model to define the fair value of convertible bonds in accordance with IFRS 9 and IAS 32. The valuation assumptions used are presented in Note 13.2.
●	The determination of the amount of deferred tax assets that can be recognized in the financial statements. This requires management to make estimates both of the period over which losses carried forward will be used up, and of the level of future taxable profits, in the light of tax management strategies. The accounting principles applied by the Company regarding the recognition of deferred tax assets are specified in Note 3.19.

3.2.Consolidation scope and method

The scope of consolidation included the following companies on December 31, 2023:

Biophytis,

●	Instituto Biophytis Do Brasil, a 94.6%-owned Brazilian company registered in the state of Sao Paulo; and
●	Biophytis Inc., a 100%-owned US company registered in Delaware.

As the Company controls its two subsidiaries, they are fully consolidated.

Group companies close their accounts on December 31 of each year. Intra-group transactions and balances are eliminated. Subsidiary financial statements are prepared for the same reference period as those of the parent company, using consistent accounting policies.

3.3.Foreign currency translation

For each entity, Group entities determine a functional currency, and items included in the financial statements of each entity will be measured using that functional currency.

The Company’s financial statements are drawn up in euros (€), which is its presentation currency.

3.3.1.Accounting for foreign currency transactions

Transactions in foreign currencies are translated into the company’s functional currency of each entity at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the functional currency using the exchange rate for that date.

Gains and losses arising from the translation of monetary items correspond to the difference between the amortized cost denominated in the functional currency at the start of the period, adjusted for the impact of the effective interest rate and payments over the period, and the amortized cost denominated in the foreign currency translated at the exchange rate on the balance sheet date.

3.3.2.Translation of foreign subsidiary financial statements

The financial statements of entities whose functional currency is not the euro are translated as follows:

●	Assets and liabilities are translated at the year-end rate;

●	income statement items are translated using the average exchange rate for the period, as long as this rate is not altered by significant changes in exchange rates; and
●	Equity items are translated at the historical rate.

Exchange differences arising on translation for consolidation purposes are recognized in other elements of comprehensive income and stored in shareholder equity under “Translation reserve”.

The exchange rates used to prepare the consolidated financial statements are as follows:

	Closing rate			Average rate
EXCHANGE RATES	AS OF DECEMBER 31,			DECEMBER 31
(currency for €1)	2021	2022	2023	2021	2022	2023
BRL	6.3101	5.6386	5.36	6.3779	5.4399	5.40
USD	1.1326	1.0666	1.11	1.1827	1.0530	1.08

3.4.Intangible assets

3.4.1.Research and development costs

Research costs are accounted for as incurred. Costs incurred on development projects are included as intangible assets when the following criteria are met, in application of IAS 38:

●	It is technically possible to complete the intangible asset such that it can be available for use or sale;
●	Management plans to complete, use or sell the intangible asset;
●	The intangible asset can be used or sold;
●	It can be demonstrated that the intangible asset is likely to generate future economic benefits;
●	Adequate technical, financial and other resources are available for the full development, use or sale of the intangible asset;
●	The expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of the Company’s management, and due to the uncertainties inherent in the development of the Company’s drug candidates, the criteria required for development costs to be recognized as an asset, as defined by IAS 38, “Intangible Assets”, are not met.

3.4.2.Patents and software

Costs relating to the acquisition of patents and software are capitalized on the basis of the costs incurred to acquire the patents and software concerned.

3.4.3.Amortization period and expense

Where intangible assets have a finite useful life, amortization is calculated on a straight-line basis over this period, i.e.:

Items	Amortization period
Development costs	Estimated useful life of the project
Purchased patents	Estimated useful life of patents
Metabrain	19 years
Iris Pharma	20 years
Stanislas Veillet (BIO101)	19 years

Software	3 to 5 years

Amortization of intangible assets is accounted for in the consolidated income statement under:

●	“General and administrative expenses” for amortization of software; and
●	“Research and development costs” for amortization of patents

The value of intangible assets is tested whenever there is an impairment indicator. Quantitative and qualitative indicators are reviewed at each balance sheet date, the main ones being those relating to the development of the R&D portfolio, pharmacovigilance, patent disputes and the arrival of competing products. If there is any internal or external indication of impairment, Biophytis assesses the asset’s recoverable value. The test consists of comparing the net book value of these assets with their recoverable value. When the book value of an asset exceeds its recoverable value, an impairment loss is included to account for the difference.

3.5.Property, plant and equipment

Property, plant and equipment are valued at acquisition cost (purchase price plus incidental expenses) or at the Company’s production cost.

Assets are depreciated on a straight-line basis over their estimated useful lives:

Items	Amortization period
General fixtures and fittings	3 to 15 years
Plant, machinery and equipment	5 to 7 years
Office and computer equipment	3 to 5 years
Furniture	3 to 5 years
Transport equipment	3 to 5 years

Amortization of property, plant and equipment is accounted for in the consolidated income statement under :

●	“General and administrative expenses” for the amortization of fixtures and fittings, office and computer equipment and furniture; and
●	“Research and development costs” for the amortization of laboratory equipment.

3.6.Lease contracts

Items financed by leases as defined by the IFRS 16 standard concerning leases that do not meet the accounting exemption criteria for the lessees (leases of “low-value” assets and short-term leases of less than 12 months) are accounted for as assets in the financial position statement. The corresponding debt is recorded under “Liabilities”.

Payments made for leases that meet the exemption criteria are accounted for as expenses in the income statement on a straight-line basis over the term of the contract,.

Rights of use are amortized on a straight-line basis over the lease term.

3.7.Recoverable value of non-current assets

Amortized assets are tested for impairment whenever there is an internal or external indication that an asset may be impaired. Impairment indicators include the following:

●	Mixed or negative results from preclinical and clinical trials;

●	Significant delays or non-compliance with clinical trial development schedules.

3.8.Financial assets

In accordance with IFRS 9, the Company’s financial assets are classified in two categories based on their nature and holding intention:

●	Financial assets at fair value through profit or loss; and
●	Financial assets at amortized cost.

All financial assets are initially accounted for at fair value plus acquisition costs. All purchases and sales of financial assets are accounted for on the settlement date.

Financial assets are removed from the accounts when the rights to receive cash flows from them expire, or when they have been sold and the Company has transferred the majority of the risks and benefits of ownership.

Financial assets linked to guarantee deposits and the corresponding financial liabilities are presented separately in accordance with IAS 32.

3.8.1.Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are made up of cash and cash equivalents.

Gains or losses arising from changes in the value of “financial assets at fair value through profit or loss” are presented under “financial income” in the income statement for the period in which they occur.

Other assets may also be voluntarily classified in this category if the criteria are met, in accordance with IFRS 9.

3.8.2.Financial assets at amortized cost

Financial assets at amortized cost are largely made up of non-current financial assets and other loans and receivables. They are valued at their amortized cost using the effective interest rate method, adjusted for expected credit losses.

3.8.3.Impairment of financial assets at amortized cost

A financial asset is impaired using the expected loss method, taking into account any default during the asset’s holding period. Expected losses are accounted for in the financial position statement. Impairment is accounted for in the consolidated income statement.

3.9.Cash and cash equivalents

Cash and cash equivalents accounted for in the statement of financial position are made up of available cash at bank and in hand as well as short-term deposits with initial maturities of less than three months.

Cash equivalents are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. They are held for the purpose of meeting short-term cash commitments. They are valued at fair value, with changes in value accounted for as “financial income”.

3.10.Fair value of financial instruments

Borrowings (excluding derivatives and convertible bonds) are initially accounted for at fair value less any transaction costs, and subsequently valued at their amortized cost using the effective interest method.

The convertible bonds issued have been valued at fair value through profit or loss in accordance with IFRS 9 and the related costs, if applicable, are directly recorded as financial expenses.

The fair value of trade receivables and payables is equivalent to their balance sheet value, given the very short payment terms of these receivables. The same applies to other current receivables and payables.

The Company has defined three categories of financial instruments based on their valuation methods, and uses this classification to present some of the disclosures required by IFRS 7 Financial instruments - disclosures:

●	Level 1: financial instruments listed on an active market;
●	Level 2: financial instruments whose valuation methods are based on observable data;
●	Level 3: financial instruments whose valuation methods are based in whole or in part on unobservable data. Unobservable data is defined as data the value of which is based on assumptions or correlations that are neither based on observable market transaction prices for the same instrument, nor on observable market data at the valuation date.

Financial instruments held by the Company and accounted for at fair value through profit or loss are the derivatives and convertible bonds issued to Kreos and Atlas (see Note 12.2), which are classified as level 3.

3.11.Liquidity contract

As part of its listing on the Euronext Growth Paris market, the Company has signed a liquidity contract with a specialist institution to limit the intra-day volatility of Biophytis shares by taking buy and sell positions on the Company’s shares. Shares acquired under this contract are accounted for as treasury shares at their acquisition cost. Gains and losses on the sale of treasury shares are accounted for in shareholder equity. The cash reserve related to the liquidity contract is shown under “Other non-current financial assets”.

The accounting treatment relating to the liquidity contract is presented in note 11.

3.12.Public subsidies

3.12.1.Repayable advances

The Company benefits from repayable advances. Details of these aids are provided in Note 13.1.

They are accounted for in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Financial advances granted at below-market interest rates are valued at amortized cost in accordance with IFRS 9 :

●	The interest rate benefit is determined using a discount rate corresponding to a market rate on the grant award date. The amount resulting from the rate advantage obtained on the award of repayable advances is treated as a subsidy recorded as income in the comprehensive income statement; and
●	The financial cost of repayable advances, calculated at the market rate, is then recorded as a financial expense.

Subsidies corresponding to the rate advantage are shown as a reduction in the “Research and development” category.

These advances are recorded under “Non-current borrowings” or “Current borrowings”, depending on their maturity. If the project fails, the waiver is recorded as a grant.

3.12.2.Grants

Government grants are accounted for when there is reasonable assurance that the entity will comply with the applicable conditions and that the grant will be received.

Operating subsidies are deducted from research and development expenses.

3.12.3.Research tax credit

The Company benefits from certain provisions of the French General Tax Code relating to research tax credits.

The Company benefits from research tax credits for specific projects (“crédit d’impôt recherche”, or “CIR”), granted to companies based in France to encourage scientific and technical research. Companies whose expenses meet the required criteria receive a tax credit which (i) may be deducted from the income tax due for the year in which it was granted, as well as for the three following years, or (ii) in certain circumstances, may also be refunded to the Company for its excess share.

If a company meets certain criteria in terms of sales, staff or assets that enable it to be considered a small or medium-sized enterprise as defined by the European Union, it can apply for immediate repayment of the research tax credit. Biophytis meets these criteria.

The Company considers the research tax credit granted by the French government to be a public subsidy, since it is received independently of the Company’s tax payments. The Company accounts for this receivable in other current receivables, given the expected repayment period. Research tax credits are deducted from research and development expenses in the consolidated income statement.

The research tax credit is subject to audit by the French tax authorities.

3.13.Other receivables

Other receivables include the nominal value of the research tax credit, which is recorded when the eligible expenses giving rise to the research tax credit have been incurred.

3.14.Capital

Classification as equity depends on a specific analysis of the characteristics of each instrument issued. The Company’s standard shares are classified as equity.

Incidental costs directly attributable to the share issue are deducted from shareholder equity, net of tax.

3.15.Share-based payments

Since its creation, the Company has set up several equity-based compensation plans in the form of “stock subscription warrants” (“BSA”), “business creator share subscription warrants” (“BSPCE”) or “bonus shares” (“AGA”) awarded to employees and Board members.

In application of IFRS 2 Share-based payment, the cost of equity-based transactions is accounted for over the period in which the rights to benefit from the equity instruments are attributed to the recipient.

The fair value of warrants granted to employees is determined by applying the Black-Scholes option pricing model. The same applies to options granted to other individuals providing similar services, as their market value cannot be defined.

All the assumptions used to determine the fair value of the programs are described in Note 11.

3.16.Employment benefit obligations

The Company’s French employees are entitled to the pension benefits set out by French law, including:

●	A retirement indemnity paid by the Company on retirement (defined benefit plan); and

●	The payment of retirement pensions by Social Security organizations, which are financed by contributions from companies and employees (defined-contribution plans).

Pension plans, similar benefits and other employee benefits that are analyzed as defined benefit plans (plans under which the Company undertakes to guarantee a defined amount or level of benefits) are accounted for in the consolidated statement of financial position on the basis of an actuarial valuation of the obligations at the accounts closing date, less the fair value of the related program assets dedicated to them.

This valuation is based on the projected unit credit method, taking into account staff turnover and mortality estimations. Actuarial gains and losses, if any, are accounted for in “Other comprehensive income”.

Company payments for defined contribution plans are accounted for in the income statement for the period to which they relate.

3.17.Provisions

A provision is constituted if, as a result of past events, the Company has a present legal or implicit obligation, the value of which can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recorded as a provision corresponds to the best estimate of the expenditure required to settle the present obligation on the balance sheet date.

3.18.Financial liabilities

Financial liabilities are classified in two categories and include:

●	Financial liabilities accounted for at amortized cost and,
●	Financial liabilities accounted for at fair value through profit or loss.

3.18.1.Financial liabilities accounted for at amortized cost

Borrowings and other financial liabilities, such as repayable advances, are accounted for at amortized cost, calculated using the effective interest rate. The current portion of borrowings is shown under “Current borrowings”.

The accounting treatment of non-convertible bonds and convertible bonds issued by the Company is detailed in Note 13.2.

3.18.2.Financial liabilities at fair value through profit or loss

The Company issued Kreos with non-convertible bonds and convertible bonds. This financial instrument is made up of several components valued at their fair value through profit or loss in accordance with IFRS 9: a derivative liability linked to the convertible bond conversion option and a derivative liability linked to the warrants. It also includes a component relating to non-convertible bonds valued at amortized cost

The Company also issued Atlas with bonds that were convertible into ordinary shares, with warrants attached. This financial instrument is made up of: a hybrid component linked to convertible bonds (valued at their fair value through profit or loss in accordance with IFRS 9) and an equity instrument linked to warrants (valued at their fair value on the issue date in equity instruments in accordance with IAS 32).

Transaction costs are accounted for in financial expenses at the date of issue of the convertible bonds.

The accounting treatment of these compound financial instruments is detailed in Note 13.2.

3.19.Corporate income tax

The taxable assets and liabilities for the current and previous years are valued at the amount expected to be recovered from or paid to the tax authorities.

The tax rates and regulations used to determine these amounts are those that are fully or at least substantially legally valid on the financial year end date.

Deferred taxes are recorded, using the liability method, on all temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements at the financial year end date, as well as on any deficits to be carried forwards.

Deferred tax assets are recorded as tax losses to be carried forwards when it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Determining the amount of deferred tax assets to be recorded requires management to make estimates both of the period over which losses carried forward will be used, and of the level of future taxable profits, in the light of tax management strategies.

3.20.Segment information

The Company operates in a single business sector: the development of drug candidates for the treatment of degenerative diseases and the improvement of muscular and visual functions for patients suffering from age-related diseases.

The assets, liabilities and operating loss presented in the financial statements relate to the parent company’s activities in France. Most research and development and administrative costs are incurred in France and, since 2018, in the United States.

3.21.Earnings per share

Basic earnings per share are calculated by dividing profit or loss attributable to Biophytis equity holders by the weighted average number of ordinary shares outstanding for the period.

Diluted earnings per share are determined by adjusting the earnings attributable to Biophytis shareholders and the weighted average number of ordinary shares outstanding to allow for the effects of all dilutive potential ordinary shares.

If the inclusion of instruments giving deferred rights to the capital (BSA, BSPCE, AGA and convertible bonds) generates an anti-dilutive effect, these instruments are not taken into account.

Note 4: Intangible assets

(amounts in thousands of euros)	Patents	Software	Total
GROSS VALUES
Statement of financial position for December 31, 2021	3,652	32	3,684
Acquisition	90	—	90
Transfer	(2)	—	(2)
Statement of financial position for December 31, 2022	3,740	32	3,772
Acquisition	180	—	—
Transfer	—	—	—
Statement of financial position for Sunday, December 31, 2023	3,920	32	3,952

AMORTIZATION
Statement of financial position for December 31, 2021	895	32	927
Increase	190	—	190
Decrease	—	—	—
Statement of financial position for December 31, 2022	1,085	32	1,117
Increase	198	—	198
Decrease	—	—	—
Statement of financial position for December 31, 2023	1,283	32	1,315

NET BOOK VALUES
On December 31, 2021	2,757	—	2,757
On December 31, 2022	2,655	—	2,655
On December 31, 2023	2,637	—	2,637

The Company has not identified any indicators of loss of value leading it to carry out impairment tests as of December 31, 2023 in accordance with IAS 36

The Company holds patent co-ownership shares with public-sector partners.

As part of the intellectual property agreement signed with the Company’s Chief Executive Officer (see Note 21.2), the total patent rights acquired from the Company’s Chief Executive Officer on December 31, 2023 amounted to 1,530 thousand euros (1,620 thousand euros on December 31, 2022) and are being amortized over 19 years. Of this amount, 270 thousand euros in 2021, 90 thousand euros in 2022, and 180 thousand euros in 2023, were paid out in cash as remuneration.

Note 5: Property, plant and equipment

				Office
		Equipment	Fixtures	equipment,
	Equipment	and tools	and	computers,	Buildings
(amounts in thousands of euros)	and tools	(rights of use)	fittings	furniture	(rights of use)	Total
GROSS VALUES
Statement of financial position for December 31, 2021	340	181	114	96	500	1,231
Acquisition	1	271	20	31	—	322
Transfer	(14)	—	—	—	—	(14)
Exchange Rate impact	—	—	8	1	—	8
Statement of financial position for December 31, 2022	327	452	143	127	500	1,548
Acquisition	104	—	2	9	—	115
Disposal	—	(181)	—	—	(500)	(681)
Exchange Rate impact	—	—	2	1	—	3
Statement of financial position for December 31, 2023	431	271	147	137	—	985

AMORTIZATION
Statement of financial position for December 31, 2021	250	181	106	75	56	668
Increase	41	30	5	11	222	309
Decrease	(14)	—	—	—	—	(14)
Exchange Rate impact	—	—	—	—	—	—
Statement of financial position for December 31, 2022	278	211	112	85	277	964
Increase	77	51	12	21	223	384
Decrease	—	(177)	—	—	(500)	(677)
Exchange Rate impact	—	—	—	—	—	—
Statement of financial position for December 31, 2023	354	85	124	107	—	671

NET BOOK VALUES
On December 31, 2021	90	—	8	21	444	563
On December 31, 2022	49	241	31	41	223	585
On December 31, 2023	76	186	23	30	—	315

No impairment losses were recognized in accordance with IAS 36 for the years 2021, 2022 and 2023.

Building lease payments correspond to the rent paid to the Sorbonne Université for the Company’s Paris premises. The contract is concluded on an annual basis and has been renewed in December 2023 for one year. As this contract is less than one year, the right of use has not been recognized in the consolidated accounts, in accordance with IFRS 16.18.

Note 6: Other non-current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Liquidity contract - cash balance	72	38	25
Security deposit for non-convertible bonds (“Kreos contract 2018”)	104	126	134
Security deposit for the “Kreos contract 2021” loan agreement (see Note 12.2.3)	—	—	—
Other security deposits	10	9	—
Total other non-current financial assets	186	173	158

Note 7: Other current financial assets

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Deductions in connection with the pre-financing of the CIR (Research Tax Credit) by Neftys (cf. Note 13.3).	584	590	368
Guarantee deposit related to the non-convertible bonds (Kreos 2018 contract)	320	—	—
Total other current financial assets	904	590	368

In accordance with IAS 7, term deposits have been classed as current financial assets.

Note 8: Other receivables and prepaid expenses

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Research tax credit (CIR)	3,941	3,904	1,555
Value added tax	1,008	956	886
Prepaid expenses	1,418	1,574	133
Trade payables - prepayments and trade debtors	125	488	297
Miscellaneous	44	12	—
Total other receivables and prepaid expenses	6,536	6,934	2,916

The “research tax credit (CIR)” item corresponds to  the French CIR receivable for the 2023 financial year (vs 3,364 thousand euros in 2022 and 4,080 thousand euros in 2021), which has been assigned to Neftys, as part of the CIR pre-financing (see Note 13.3). In accordance with IAS 20, the CIR for the 2023 financial year has been deducted from research and development costs. The CIR receivable is recoverable in advance during the year following the year in which it was recorded, in the absence of taxable income.

Note 9: Cash and cash equivalents

Cash and cash equivalents break down:

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Cash	16,926	6,060	2,857
Cash equivalents	7,000	4,993	2,710
Total cash and cash equivalents	23,926	11,053	5,567

Cash equivalents correspond to term deposits complying with the provisions of IAS 7.6 and IAS 7.7, i.e. short-term, liquid investments that can be drawn down rapidly.

Note 10: Financial assets and liabilities and their impact on income

The Company’s assets and liabilities are valued as follows for the years ending December 31, 2022 and December 31, 2023, respectively:

			Value - IFRS 9 statement of
	AS OF DECEMBER 31, 2022		financial position
	Statement of		Fair value
	financial	Fair	through profit
(amounts in thousands of euros)	position value	value	or loss	Amortized cost
Non-current financial assets (excluding deferred losses)	173	173		173
Other receivables (excluding prepaid expenses)	6,934	6,934	—	6,934
Current financial assets (excluding deferred losses)	590	590	—	590
Cash and cash equivalents	11,053	11,053	11,053	—
Total assets	18,749	18,749	11,053	7,696
Non-current borrowing	4,367	4,117	—	4,367
Non-current derivative liabilities	—	—	—	—
Current borrowings	10,177	10,308	6,660	3,517
Current derivative liabilities	13	13	13	—
Trade accounts payable	6,940	6,940	—	6,940
Tax and social security liabilities	1,780	1,780	—	1,780
Other creditors and accrued liabilities	328	328	—	328
Total liabilities	23,640	23,485	6,673	16,967

			Value - IFRS 9 statement of
	AS OF DECEMBER 31, 2023		financial position
	Statement of		Fair value
	financial		through profit
(amounts in thousands of euros)	position value	Fair value	or loss	Amortized cost
Non-current financial assets (excluding deferred losses)	158	158	—	158
Other receivables (excluding prepaid expenses)	—	—	—	—
Current financial assets (excluding deferred losses)	—	—	—	—
Cash and cash equivalents	5,567	5,567	5,567	—
Total assets	5,725	5,725	5,567	158
Non-current borrowing	(3,247)	(3,266)	—	(3,247)
Non-current derivative liabilities	—	—	—	—
Current borrowings	(5,023)	(4,117)	(2,207)	(2,816)
Current derivative liabilities	(1)	(1)	(1)	—
Trade accounts payable	(5,392)	(5,392)	—	(5,392)
Tax and social security liabilities	(1,348)	(1,348)	—	(1,348)
Other creditors and accrued liabilities	(838)	(838)	—	(838)
Total liabilities	(15,849)	(14,961)	(2,207)	(12,754)

The impact of the Company’s financial assets and liabilities on the consolidated income statement for the years ended December 31, 2022 and December 31, 2023:

	AS OF DECEMBER 31,
	2021		2022		2023
		Change in fair		Change in fair		Change in fair
(amounts in thousands of euros)	Interest	value	Interests	value	Interests	value
Liabilities
Derivative liabilities	—	(150)	—	1,312	—	12
Liabilities valued at fair value: bonds	—	(1,707)	—	637	—	(1,330)
Liabilities valued at amortized cost: non-convertible bonds and debt component of convertible bonds	(545)	—	(1,597)	—	1,364	—
Liabilities valued at amortized cost: advances	(33)	—	(29)	—	29	—

Note 11: Capital and premiums

	December 31,
	2021	2022	2023
Share capital (in thousand of euros)	27,191	47,660	2,081
Number of outstanding shares	135,953,657	238,297,642	1,040,482,402
Nominal value per share (in euros)	€0.20	€0.20	€0.002

On December 31, 2023, the Company’s share capital stood at 2,080,964.81 euros, in the form of 1,040,482,402 fully paid-up shares with a par value of 0.002 euros each.

On April 17, 2023, the Board of Directors decided on an initial capital reduction motivated by losses, for a total amount of €59.2 million, by reducing the par value per share from €0.20 to €0.01, by deduction from retained earnings. On October 19, 2023, the Chief Executive Officer, acting on a delegation of authority from the Board of Directors on September 27, 2023, decided on a second capital reduction motivated by losses, for a total of €6 million, by reducing the par value of each share from €0.01 to €0.002, by deduction from retained earnings.

Capital movements for the 2023 financial year were as follows:

		Nominal amount
	Number of shares	(in thousands of euros)
Capital on December 31, 2022	238,297,642	47,660
May 11, 2023 private placement (1)	103,717,811	1,037
July 18, 2023 private placement (2)	50,500,000	505
Exercise of pre-funded share subscription warrants (2)	82,833,400	828
November 20, 2023 capital increase (3)	210,733,955	421
Conversion of convertible bonds (4)	350,334,130	16,772
Exercise of share warrants (5)	2,486,504	5
Definitive acquisition of bonus shares (6)	1,578,960	16
Total impact of nominal reduction	—	65,163
Capital on December 31, 2023	1,040,482,402	2,081
(1)	Capital increase by private placement combined with a public proposal, for a net amount of 1,963 thousand euros, (including 339 thousand euros in capital increase costs) through the issue of 103,717,811 new ordinary shares with a par value of 0.01 euro. This operation represents a capital increase of 1,037 thousand euros and additional paid-in capital of 926 thousand euros.

(2)	Capital increase by registered direct placement for a gross amount of $3.8 million, equivalent to €3.4 million. This transaction involved the purchase and sale of 1,333,334 units, each consisting of one (1) American Depositary Share (“ADS”) or one (1) pre-funded warrant entitling the holder to one (1) ADS (the “Pre-Funded Warrants”), and one (1) warrant (the “Ordinary Warrant”) entitling the holder to one (1) ADS, at a purchase price of $2.85 per unit with an ADS and $2.84 per unit with a Pre-Funded Warrant. Each ADS represented the right to receive one hundred new ordinary shares in the Company, with a par value of €0.01 per share. The issue of the 50,500,000 new ordinary shares underlying the ADSs resulted in a capital increase of 505 thousand euros and a share premium of 773 thousand euros. All pre-funded warrants, representing 82,833,400 new ordinary shares, were exercised during the year, resulting in a capital increase of a nominal amount of 828 thousand euros. The costs related to the transaction were charged to equity (deduction from the share premium).
(3)	Capital increase with shareholders’ pre-emptive rights maintained, through the issue of 210,733,954 shares with redeemable share subscription warrants (ABSARs), for a total amount (including share premium) of approximately 1.96 million euros, representing a cash capital increase of 421 thousand euros and a share premium of 1,538 thousand euros.
(4)	250 bonds held by Atlas Capital were converted into new shares, resulting in the issue of 350,334,130 shares, representing a capital increase of 16,772 thousand euros and share premium of (10,522) thousand euros (based on the fair value of the shares issued at the conversion date).
(5)	Following the exercise of warrants during the period, share capital was increased by 5 thousand euros through the issue of 2,486,504 new shares, with a total share premium of 26 thousand euros.
(6)	1,578,960 bonus shares were definitively acquired during the year, resulting in a capital increase of 16 thousand euros.

Changes in capital for the year ended December 31, 2022:

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

Changes in capital for the year ended December 31, 2021:

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

Own shares

Under the liquidity contract signed with Invest Securities, the Company held 1,674,279 treasury shares on December 31, 2023, valued at 9 thousand euros and deducted from shareholder equity. The unused portion of the liquidity contract is recorded under Cash and marketable securities for a total amount of 26 thousand euros on December 31, 2023, compared with 38 thousand euros on December 31, 2022.

Share premium

The Annual General Meeting of April 17, 2023 decided to increase the “share premium” account by 20,428 thousand euros, with a corresponding adjustment to the “Retained earnings” account.

Distribution of dividends

The Company did not distribute any dividends during the years ended December 31, 2021, 2022 and 2023, respectively.

Note 12: Share subscription warrants (BSA), Founders share subscription warrants (BSPCE) and Free shares (AGA)

12.1 Share subscription warrants

Changes in the number of warrants outstanding over the 2022 and 2023 financial years are analyzed as follows:

							Maximum
							number of
		Number of warrants outstanding					shares that
	Allocation						may be
Type	date	12/31/2021	Allocated	Exercised	Expired	12/31/2022	subscribed
BSA2018	9/10/2018	442,477	—	—	—	442,477	442,477
BSA2020	4/7/2020	2,492,871	—	(22,902)	—	2,469,969	2,469,969
BSA2021	6/17/2022	—	398,476	—	—	398,476	398,476
Total		2,935,348	398,476	(22,902)	—	3,310,922	3,310,922

							Maximum
							number of
		Number of warrants outstanding					shares that
	Allocation						may be
Type	date	12/31/2022	Allocated	Exercised	Expired	12/31/2023	subscribed
BSA2018	9/10/2018	442,477	—	—	—	442,477	442,477
BSA2020	4/7/2020	2,469,969	—	(9,556)	—	2,460,413	2,460,413
BSA2021	6/17/2022	398,476	—	—	—	398,476	398,476
BSA2022	4/14/2023	—	927,223	—	—	927,233	927,223
Pre-funded warrants2023-07	7/18/2023	—	828,334	(828,334)	—	—	—
BSA2023-07	7/18/2023	—	1,333,334	—	—	1,333,334	133,333,400
BSAR2023-11	11/17/2023	—	210,733,954	(2,477,006)	—	208,256,948	208,256,948
Total		3,310,922	213,822,845	(3,314,896)	—	213,818,871	345,818,937

On June 17, 2022, the Company allocated 398,476 BSA2021 to its directors, each one entitling them to subscribe for one new ordinary share with a par value of one euro cent (0.01 euro). The issue price is 0.0048 euro and the exercise price is 0.0967 euro. The BSA2021 exercise period is divided into 3 segments: 1/3 of the warrants are exercisable immediately, 1/3 of the warrants are exercisable 1 year after the allocation date and 1/3 of the warrants are exercisable 2 years after the award date. No condition of presence is attached to the BSA2021 warrants.

On April 14, 2023, the Company allocated 927,333 BSA2022 to its directors, each one entitling them to subscribe for one new ordinary share with a par value of one euro cent (0.01 euro). The issue price is 0.0027 euro and the exercise price is 0.0544 euro. The BSA2022 exercise period is divided into 3 segments: 1/3 of the warrants are exercisable immediately, 1/3 of the warrants are exercisable 1 year after the allocation date and 1/3 of the warrants are exercisable 2 years after the award date. No condition of presence is attached to the BSA2022 warrants.

As part of the July 2023 registered direct proposal, the Company issued 828,334 pre-funded warrants representing 82,833,400 new ordinary shares, which were exercised during the year. The Company also issued 1,333,334 ordinary warrants (the “BSA2023-07 “), entitling their holders to subscribe to American Depositary Shares (ADSs) at an exercise price of €2.67 per ADS, representing 133,333,400 additional potential new ordinary shares. These warrants could be exercised immediately and will expire three years after issue, i.e. on July 21, 2026. By December 31, 2023, no warrants had yet been exercised.

The Company issued 210,733,954 redeemable share subscription warrants (the “BSAR2023”) as part of the capital increase with shareholder preferential subscription rights operation. Each BSAR may be exercised at any time up to December 31, 2026, and will entitle the holder to subscribe for one new ordinary share in return for payment of an exercise price of 0.012 euros. By December 31, 2023, 2,477,006 BSARs had been exercised.

12.2. Business creator share subscription warrants (“BSPCE”)

		Plan features				Assumptions
								Initial IFRS2 total
								valuation
	Allocation	Total number of					Risk-	(Black& Scholes) (in
Type	date	warrants allocated	Maturity date	Expected term	Exercise price	Volatility	free rate	thousands of euros)
BSPCE2019-1	4/3/2020	1,333,333	4/3/2026	2 years	€0.27	48.36%	(0.62)%	674
BSPCE2019-2	4/3/2020	666,667	4/3/2026	4 years	€0.27	53.32%	(0.56)%	356
BSPCE2020-1	12/22/2020	999,393	12/22/2026	2 years	€0.47	57.80%	(0.77)%	508
BSPCE2020-2	12/22/2020	499,696	12/22/2026	4 years	€0.47	57.91%	(0.77)%	284
BSPCE2021-1	9/15/2021	2,919,415	9/15/2027	1 year	€0.73	79.11%	(0.73)%	677
BSPCE2021-2	9/15/2021	1,459,707	9/15/2027	2 years	€0.73	106.04%	(0.75)%	595

The change in the number of BSPCEs outstanding over the 2022 and 2023 financial years can be analyzed as follows:

		Number of warrants outstanding					Maximum
							number of
	Allocation						shares that may
Type	date	12/31/2021	Allocated	Exercised	Expired	12/31/2022	be subscribed
BSPCE2019-1	04/03/2020	875,673	—	(2,152)	(42,223)	831,298	831,298
BSPCE2020-2	04/03/2020v	594,545	—		(4,303)	590,542	590,542
BSPCE2021-1	12/22/2020	725,250	—		(84,447)	640,803	640,803
BSPCE2021-2	12/22/2020	362,625	—		(8,607)	354,018	354,018
BSPCE2019-1	9/15/2021	2,873,769	—		(292,376)	2,581,393	2,581,393
BSPCE2019-2	9/15/2021	1,436,885	—		(146,188)	1,290,697	1,290,697
Total		6,868,747	—	(2,152)	(578,144)	6,288,451	6,288,451

		Number of warrants outstanding					Maximum
							number of
	Allocation						shares that may
Type	date	12/31/2022	Allocated	Exercised	Expired	12/31/2023	be subscribed
BSPCE2019-1	04/03/2020	831,298	—	—	(76,470)	754,828	754,828
BSPCE2020-2	04/03/2020v	590,542	—	—	(38,235)	552,307	552,307
BSPCE2021-1	12/22/2020	640,803	—	—	(155,810)	484,993	484,993
BSPCE2021-2	12/22/2020	354,018	—	—	(78,280)	275,738	275,738
BSPCE2019-1	9/15/2021	2,581,393	—	—	(591,386)	1,990,007	1,990,007
BSPCE2019-2	9/15/2021	1,290,697	—	—	(295,693)	995,004	995,004
Total		6,288,451	—	—	(1,235,874)	5,052,877	5,052,877

The vesting period for the BSPCE plans is as follows:

Type	Vesting period
BSPCE2017-1	1/3 to 07/21/2017 1/3 to 07/21/2018 1/3 to 07/21/2019
BSPCE2017-2	1/3 to 07/21/2017 1/3 to 07/21/2018 1/3 to 07/21/2019
BSPCE2019-1	1/3 to 4/10/2020 1/3 to 4/10/2022 1/3 to 4/10/2024
BSPCE2019-2	1/3 to 4/10/2020 1/3 to 4/10/2022 1/3 to 4/10/2024
BSPCE2020-1	1/3 to 12/22/2020 1/3 to 12/22/2022 1/3 to 12/22/2024
BSPCE2020-2	1/3 to 12/22/2020 1/3 to 12/22/2022 1/3 to 12/22/2024
BSPCE2021-1	1/3 to 9/15/2021 1/3 to 9/15/2022 1/3 to 9/15/2023
BSPCE2021-2	1/3 to 9/15/2021 1/3 to 9/15/2022 1/3 to 9/15/2023

The parameters used to value the BSPCEs issued in 2022 and 2023 are as follows:

		Plan features				Assumptions
		Total						Initial IFRS2 total
		number of						valuation (Black &
	Allocation	warrants		Expected	Exercise			Scholes) (in
Type	date	allocated	Maturity date	term	price	Volatility	Risk-free rate	thousands of euros)
BSPCE2019-1	4/3/2020	1,333,333	4/3/2026	2 years	€0.27	48.36%	(0.62)%	674
BSPCE2019-2	4/3/2020	666,667	4/3/2026	4 years	€0.27	53.32%	(0.56)%	356
BSPCE2020-1	12/22/2020	999,393	12/22/2026	2 years	€0.47	57.80%	(0.77)%	508
BSPCE2020-2	12/22/2020	499,696	12/22/2026	4 years	€0.47	57.91%	(0.77)%	284
BSPCE2021-1	9/15/2021	2,919,415	9/15/2027	1 year	€0.73	79.11%	(0.73)%	677
BSPCE2021-2	9/15/2021	1,459,707	9/15/2027	2 years	€0.73	106.04%	(0.75)%	595

12.3. Allocation of bonus shares (“AGA”)

		Plan features			Assumptions
							Total initial
		Total number					IFRS2 valuation
		of bonus					(Black & Scholes)
	Allocation	shares	Maturity	Exercise			(in thousands
Type	date	allocated	date	price	Volatility	Risk-free rate	of euros)
AGA2021-2	4/25/2021	1,591,334	N/A	N/A	N/A	N/A	271
AGA2022	4/14/2023	18,904,158	N/A	N/A	N/A	N/A	775
Total		20,495,492					1,046

The change in the number of AGAs under acquisition over the 2022 and 2023 financial years can be analyzed as follows:

		Number of bonus shares under acquisition					Maximum
							number of
	Allocation						shares that may
Type	date	12/31/2021	Allocated	Acquired	Expired	12/31/2022	be subscribed
AGA2020	12/22/2020	2,500,911	—	(2,500,911)	—	—	—
AGA2021-1	9/15/2021	6,631,068	—	(6,631,068)	—	—	—
AGA2021-2	4/25/2023	—	1,591,334	—	—	1,591,334	1,591,334
Total		9,131,979	(1,591,334)	(9,131,979)	—	1,591,334	1,591,334

		Number of bonus shares under acquisition					Maximum
							number of
	Allocation						shares that may be
Type	date	December 12, 2021	Allocated	Acquired	Expired	December 31, 2023	acquired
AGA2021-2	4/25/2021	1,591,334	—	(1,578,960)	(12,374)	—	—
AGA2022	4/14/2023	—	18,904,158	—	(19,455)	18,884,703	18,884,703
Total		1,591,334	18,904,158	(1,578,960)	(12,374)	18,884,703	18,884,703

On April 14, 2023, the Company allocated 18,904,158 AGA2022 entitling beneficiaries to receive one free ordinary share in the Company. As the AGAs2022 are subject to a one-year presence condition followed by a one-year holding period, 19,455 AGAs2022 were cancelled during the year due to the departure of employees.

12.4. Share-based payment expenses as accounted for on December 31, 2022 and December 31, 2023

	DECEMBER 31, 2022				DECEMBER 31, 2023
		Cumulative				Cumulative
	Probabilized	expense at	Expense	Accumulated		expense at	Expense	Accumulated
in thousands	cost of plan	beginning of	for the	cost of plan	Probablilized cost	beginning of	for the	expense to
of euros	to date	financial year	period	to date	of the date	financial year	period	date
BSA2021	17	—	17	17	17	17	—	17
BSA2022	—	—	—	—	12	—	12	12
BSPCE2019--1	640	570	74	644	640	644	—	644
BSPCE2019-2	320	113	98	212	320	212	65	277
BSPCE2020-1	218	341	97	437	437	437	—	437
BSPCE2020-2	435	43	58	101	435	101	23	124
BSPCE2021-1	838	339	209	548	838	548	—	548
BSPCE2021-2	419	169	251	420	419	420	73	493
AGA2020-1	2,311	1,184	1,117	2,301	2,301	2,301	—	2,301
AGA2021-1	4,936	1,447	3,460	4,907	4,907	4,907	—	4,907
AGA2021-2	271	—	186	186	271	186	86	271
AGA2022	—	—	—	—	775	—	553	553
Sub-total			5,667				812
Social contribution (1)			171				14
Total			5,738				826

	DECEMBER 31, 2021
		Cumulative
	Probable	expenses -	Expense
	cost of	beginning	for the	Cumulative expense
Type	the plan	of period	period	to date
Warrants 2021	153	153	—	153
Founders’ warrants2017-1	347	347	—	347
Founders’ warrants2017-2	369	369	—	369
Founders’ warrants2019-1	640	447	124	570
Founders’ warrants2019-2	320	52	62	113
Founders’ warrants2020-1	218	257	84	341
Founders’ warrants2020-2	435	1	42	43
Founders' warrants2021-1	838	—	339	339
Founders' warrants2021-2	419	—	169	169
Free shares 2020	2,311	28	1,155	1,184
Free shares 2021-1	4,936	—	1,447	1,447
Free shares 2021-2	—	—	—	—
Sub-total			3,422
Social contribution (1)			308
Total			3,730

Bonus shares are subject to an additional social security contribution payable on allocation of the bonus shares at the end of the vesting period. It is accounted for on a straight-line basis over the vesting period and revalued in line with the Company’s share price at the end of each financial year. This social security contribution, recorded under social security and other social bodies liabilities (see Note 15.2), amounted to 14 thousand euros on December 31, 2023.

Note 13: Borrowings and financial liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Repayable advances	906	664	686
Non-convertible bonds	2,740	1,721	454
Convertible bonds	1,647	1,792	1,971
Non-current lease obligations	225	190	136
Non-current borrowing	5,518	4,367	3,247
Non-current derivative liabilities	536	—	—

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Repayable advances	377	418	196
Non-convertible bonds	1,524	1,017	1,259
Convertible bonds	6,627	6,462	2,207
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	3,287	2,035	1,213
Payables on current rental obligations	221	280	54
Accrued interest payable	—	—	94
Current borrowings	12,036	10,213	5,023
Current derivative liabilities	788	13	1

Breakdown of borrowings by maturity, at repayment value

Borrowing maturities break down:

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2023	< 1 year	1 to 5 years	> 5 years
Repayable advances	882	196	686	—
Non-convertible bonds	1,714	1,259	454	—
Convertible bonds	4,178	2,207	1,971	—
Debts on leasing obligations	190	54	136	—
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,213	1,213	—	—
Accrued interest payable	94	94	—	—
Total borrowings	8,270	5,023	3,247	—
Derivative liabilities	1	—	—	—

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2022	< 1 year	1 to 5 years	> 5 years
Repayable advances	1,083	418	664	—
Non-convertible bonds	2,685	981	1,704	—
Convertible bonds	8,255	6,462	1,792	—
Debts on leasing obligations	470	280	190	—
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	2,035	2,035	—	—
Total borrowings	14,527	10,177	4,350	—
Derivative liabilities	13	13	—	—

	AS OF
	DECEMBER 31,	Current	Non-current
(amounts in thousands of euros)	2021	< 1 year	1 to 5 years	> 5 years
Repayable advances	1,284	378	746	160
Non-convertible bonds	4,264	1,524	2,740	—
Convertible bonds	8,274	6,627	1,647	—
Debts on leasing obligations	446	221	225	—
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	3,287	3,287		—
Total borrowings	17,555	12,037	5,358	160
Derivative liabilities	1,324	788	536	—

13.1. Repayable advances

The table below shows changes in repayable advances:

(in thousands of euros)	BPI - Sarcob	BPI – BIO 101	AFM – Telethon	BPI – BIO 201	Total
December 31, 2021	56	474	386	367	1,284
(+) Cash inflow	—	—	—	—	—
(-) Repayment	(59)	(165)	—	—	(225)
Grants	—	—	—	—	—
Financial expenses	1	15	8	7	31
Other	2	—	(9)	—	(7)
On December 31, 2022	—	324	385	373	1,083
(+) Cash inflow	—	—	—	—	—
(-) Repayment	—	(220)	—	—	(220)
Grants	—	—	—	—	—
Financial expenses	—	6	6	7	19
Others	—	—	—	—	—
On December 31, 2023	—	110	391	381	882

Breakdown of repayable advances by maturity at repayment value

(in thousands of euros)	BPI -Sarcob	BPI - BIO 101	AFM – Telethon	BPI - BIO 201	Total
On December 31, 2022	—	324	385	373	1,083
Current portion	—	269	91	—	360
One to 5 years	—	55	294	373	722
Over 5 years	—	—	—	—	—

(in thousands of euros)	BPI -Sarcob	BPI – BIO 101	AFM – Telethon	BPI – BIO 201	Total
On December 31, 2023	—	110	391	381	882
Current portion	—	110	48	38	196
One to 5 years	—	—	343	343	686
Over 5 years	—	—	—	—	—

●	BPI France repayable advance - “BIO 101” project

Under a contract signed with BPI France on November 28, 2016, the Company received a non-interest-bearing recoverable advance of €1,100,000, paid in several installments, for the “production of clinical batches, regulatory preclinical phase and phase 1 clinical phase of BIO101 (20-hydroxyecdysone) for the treatment of sarcopenic obesity”. As a result of the project’s success, the Company is repaying this advance in installments of 55 thousand euros per quarter until June 30, 2024.

●	Collaboration agreement with AFM-Téléthon - “BIO 101” project

Biophytis signed a collaboration agreement with AFM-Téléthon on June 3, 2019 for the development of BIO101 (20-hydroxyecdysone) for the treatment of Duchenne Muscular Dystrophy (DMD) as part of the MYODA program. The Company received 400 thousand euros to finance certain additional preclinical trials and the preparation of the MYODA clinical trial, which may be repaid under certain conditions. Repayment of the advance will be spread over a two-year period, starting from the authorization to launch phase 3 of the MYODA clinical program, with constant half-yearly installment repayments.

●	BPI France repayable advance - “BIO 201” project

On August 23, 2019, the Company entered into an agreement with BPI France for a conditional interest-free advance of 600 thousand euros payable in installments for its MACA program with BIO201 developed in dry age-related macular degeneration (AMD). The Company received 400 thousand euros in April 2021, with the remainder of the advance to be received on completion of the program.

Repayment of this advance depends on the successful completion of the project:

-	in the event of technical and economic failure, a minimum repayment of €240,000 will be due by the Company at the end of the program, postponed by amendment to the end of April 2024; and
-	in the event of technical and economic success, reimbursement is scheduled over a 5-year period starting in September 2024.

Under this agreement, the Company was entitled to receive a grant of €380,000, of which €260,000 was received in April 2021. On December 31, 2021, this grant was recorded as deferred income for a total of €178,000. On December 31, 2023, the company had incurred expenditure representing 53% of the research and development program budget (see Note 15.3).

This project was suspended in 2023 due to limited financial resources which require establishing priorities for financing R&D programs. Although this temporary shutdown can be considered a failure, the Company intends to negotiate a postponement of the end date of the program.

In accordance with IFRS, the fact that the repayable advances received by the Company do not bear annual interest means that the Company has benefited from interest-free loans, i.e. financing conditions that are more favorable than market conditions. The difference between the amount of the advance at historical cost and the amount of the advance discounted at a market rate has been accounted for as a subsidy received from the State.

13.2 Convertible and non-convertible bonds

13.2.1 ATLAS convertible bond issue - Atlas 2020 contract

(amounts in thousands of euros)	2020 ORNANE ATLAS
On December 31, 2021 - Convertible bonds - Current	6,627
(+) Net cash inflow	—
(+) Change in fair value of debt	(546)
(-) Conversion	(6,081)
On December 31, 2022 - Convertible bonds - Current	—

On April 2020, the Company signed a convertible bond financing program with Atlas for up to €24 million to continue the development of BIO101 (20-hydroxyecdysone), this involved issuing multiple convertible bonds over a 3-year period. Eight installments of convertible bonds, each for €3 million, have been issued during the 2020 and 2021 financial years for a total of €24 million.

On December 31, 2022, all the convertible bonds associated with this contract had been converted.

Accounting treatment

The Company determined that it could not reliably estimate the fair value of the conversion option embedded in the convertible bonds separately, and therefore concluded that the entire hybrid contract should be valued at fair value through profit or loss until settlement. Fair value was evaluated using a binomial valuation model. As the expected maturity of the bonds is short, the “Day one loss” (including repayment premium and/or issue premium) was immediately accounted for in the income statement.

13.2.2 ATLAS convertible bond issue - Atlas 2021 contract

2021 ORNANE
(amounts in thousands of euros)	ATLAS
On December 31, 2021 - Convertible bonds - Current	—
(+) Net cash inflow (1)	9,590
(+) Change in fair value of debt	1,221
(-) Conversion	(4,349)
On December 31, 2022 - Convertible bonds - Current	6,462
(+) Net cash inflow (2)	1,920
(+) Change in fair value of debt	1,330
(-) Conversion	(7,897)
On December 31, 2023 - Convertible bonds - Current	2,207

In June 2021, the Company arranged up to €32 million in convertible bond financing with Atlas Special Opportunities LLC (the “Atlas 2021 Contract”). The three-year contract covers the issue of a maximum of 1,280 bonds with the option of exchange for cash and or conversion into new or existing shares (ORNANE) in eight successive installments of 4 million euros each. This facility is intended to secure the Company’s cash position in order to pursue the development of its clinical activities, in particular the ongoing development of BIO101 (20-hydroxyecdysone). As of December 31, 2023, we have drawn down €12 million from our 2021 credit facility with ATLAS, corresponding to the first three tranches. Since December 31, 2023, the Company issued the fourth tranche of €4 million and 160 ORNANEs as part of its 2021 bond financing agreement with ATLAS. As of the date of this filing and considering the terms and expiration date of the ATLAS agreement as of June 14, 2024, the Company has the capacity to issue no more than two additional tranches for a total amount of €8 million.

The contract imposes certain operational and financial restrictions. These covenants may limit the ability of the parent company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, create or incur privileges, sell or transfer assets and pay out dividends. On December 31, 2023, these covenants have been met. The contract also contains certain customary covenants and default situations, including changes to the company’s controlling interests.

The ORNANE bonds have a par value of 25 thousand euros and are issued at a subscription price of 96% of their par value. They bear no interest and have a maturity of 24 months from issue. The holder may request conversion of the ORNANE bonds at any time during the maturity period, at which time the Company may redeem the ORNANE bonds in cash. In the event of cash redemption, the amount redeemed will be limited to 110% of the principal. At the end of the maturity period, and in the event that the ORNANE bonds have not been converted or redeemed, the holder will be obliged to convert the ORNANE bonds.

The holder will be able to request the conversion of the ORNANE bonds at any time in accordance with the conversion parity determined by the following formula: N = CA / CP, where

●	“N” is the number of shares resulting from the conversion,
●	“CA” is the nominal value of the ORNANE bonds (i.e. 25 thousand euros),
●	“CP” is the conversion price (i.e. 100% of the VWAP Pricing Period during the Pricing Period of 10 trading days prior to receipt of the Conversion Notice).

On the date of the conversion request, the Company will have the option of redeeming the ORNANE in cash in accordance with the following formula: V = CA / CP x CPr, where

●	“V” is the amount to be reimbursed to the bearer.
●	“CPr” is the revised price, corresponding to the lower of (i) the volume-weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10.

Accounting treatment

The Company determined that it could not reliably estimate the fair value of the conversion option embedded in the convertible bonds separately, and therefore concluded that the entire hybrid contract should be valued at fair value through profit or loss until settlement. Fair value is evaluated using a Longstaff Schwartz valuation model. As the expected maturity of the bonds is short, the “Day one loss” (including repayment premium and/or issue premium) will be immediately accounted for in the income statement.

During the 2022 financial year, the Company issued 400 ORNANE bonds (first and second installments plus half of the third installments) for a total amount of 10 million euros. Issue premiums were paid for 400 thousand euros, and transaction and structuring costs as well as commissions and advisory fees totaled 390 thousand euros. In addition, all of Installment 1, i.e. 160 ORNANE bonds, and 12 ORNANE bonds from Installment 2 were converted.

During the 2023 financial year, the Company issued 80 ORNANE bonds (second half of the third installment) for a total amount of 2 million euros. Issue premiums were paid for 80 thousand euros and transaction costs for 30 thousand euros. In addition, 148 Installment 2 ORNANE and 102 Installment 3 ORNANE were converted.

In addition, during the month of December 2023, the company decided to draw the 4th tranche for an amount of 4 million euros (corresponding to 160 ORNANE), this sum to be paid in 2 installments: 2 million euros at the beginning of January 2024 and 2 million euros in mid-February 2024. The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds and therefore concluded that the entire hybrid contract should be measured at fair value through the income statement until settlement. Fair value is assessed using a binomial valuation model. As the expected maturity of the bonds is short, the loss on the issue date (“Day one loss”) (including the redemption premium and/or the issue premium) is immediately recognized in profit or loss.

The table below summarizes the main data used to evaluate the fair value of the convertible bonds:

Conversion option	Tranche 2		Tranche 3		Tranche 4
	On issue		On issue
ATLAS 2021	(21/06/2022)	12/31/2023	(28/10/2022)	12/31/2023	12/31/2023
Number of bonds outstanding	160	0	80	29	0
Share price	0.10	€0.005	€0.06	€0.005	€0.005 €
Volatility	70.00%	95.00%	65.00%	95.00%	95.00%
Risk-free rate	1.82%	NA	3.37%	3.60%	2.80%
Value of bond issue (in K€)	3,840	—	3,840	1,585	614

The sensitivity analysis of the degree of valuation of convertible bonds as impacted by the change in assumptions has not been presented because the impacts are negligible.

13.2.3 KREOS convertible and non-convertible bonds

	KREOS
	contract	KREOS	KREOS		KREOS
	2018	contract 2021	contract	KREOS	2021
	Non-	Non-	2021	loan	security	KREOS
	convertible	convertible	Convertible	Derivative	buyback	2021 day
(amounts in thousands of euros)	bonds	bonds	bonds	contract	2018	one gain	Total
On December 31, 2021	938	3,229	1,647	1,324	(48)	98	7,188
(+) Gross cash inflow	—	—	—	—	—	—	—
(+) Security deposit	—	—	—	—	—	—	—
(-) Expenses charged to bond issue	—	—	—	—	—	—	—
(+) Change in fair value of debt (1)	—	—	—	(1,311)	—	—	(1,311)
(-) Bifurcation of the conversion option recognized as a derivative liability	—	—	—	—	—	—	—
(+/-) Impact of amortized cost	6	358	145	—	—	(45)	464
(-) Repayment	(944)	(900)	—	—	—	—	(1,844)
On December 31, 2022	—	2,687	1,792	13	(48)	53	4,497
(+) Change in fair value of debt	—	—	—	12	—	—	12
(+/-) Impact of amortized cost	—	272	178	—	—	—	450
(-) Repayment	—	(1,262)	—	—	—	(34)	(1,296)
On December 31, 2023	—	1,695	1,971	1	(48)	19	3,637
(1)	Decrease in value per option: €0.00584 as of December 31, 2022 versus €0.35559 as of December 31, 2021
●	Issue of non-convertible bonds to Kreos - 2018 Contract

On September 10, 2018, the Company entered into a venture loan agreement with Kreos in the form of a framework agreement organizing the issue of a bond loan of up to €10 million through the issue of four €2.5 million installments, with the first installment accompanied by share warrants. All installments were issued over the 2018 and 2019 financial years, for a total amount of 10 million euros. Each installment bore interest at 10% per annum. All non-convertible installments issued were repayable in 36 monthly installments from April 2019. On December 31, 2022, the financing was fully repaid.

A security deposit totaling €320,000 (€80,000 per tranche) has been withheld by Kreos from the payments made. It will be deducted from the last monthly payment. It was presented under “Other current financial assets” on December 31, 2021 and the amount here was zero on December 31, 2022.

The warrants issued to Kreos under the first installment give the right to subscribe for 442,477 ordinary shares in the Company at an exercise price of €2.67 per share over a 7-year period. These warrants were valued at €319,000 and were recorded as equity instruments and as a reduction in the value of debt.

In accordance with IFRS 9, the non-convertible debt component was initially accounted for at fair value and subsequently evaluated at amortized cost. The effective interest rate after recording the warrants as a reduction in debt was 13.59%.

●	Issue of non-convertible bonds and convertible bonds to Kreos - 2021 Contract

On November 19, 2021, the Company signed a new venture loan agreement and a bond issue agreement that could provide up to 10 million euros of financing for the Company through the issue to Kreos of non-convertible bonds for 7.75 million euros (ordinary bonds) and convertible bonds for 2.25 million euros, plus the issue of warrants attached to the first installment.

The four-installment loan agreement was partially drawn down by the Company during the 2021 financial year for a total amount of 6.2 million euros.

The non-convertible bonds bear interest at an annual rate of 10% and have been repaid in cash in 36 monthly installments since April 1, 2022.

Convertible bonds bear interest at an annual rate of 9.5%. The Company will repay them for their principal amount no later than March 31, 2025, unless they are previously converted into shares, at the discretion of Kreos Capital, at a fixed conversion price of €0.648.

The Company has also issued 2,218,293 BSA warrants to Kreos Capital, giving the right to subscribe to new ordinary shares in the Company on the basis of one share per BSA warrant. The BSA warrants may be exercised for a period of 7 years after their issue. The exercise price of the BSA warrants was set at €0.56. If, upon exercise of the BSA warrants, the market price (VWAP) of Biophytis shares on the exercise date is lower than the exercise price, Kreos will receive a cash payment from the Company based on a formula taking into account the difference between these two prices.

The loan agreement provides for the pledge to Kreos of the Company’s goodwill, bank account balances and intellectual property rights. It also imposes certain operational and financial restrictions. These covenants may limit the ability of the company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, sell or transfer assets and pay out dividends. This contract also contains certain customary covenants and default situations, including changes to the company’s controlling interests. As of December 31, 2023, these covenants are respected.

Accounting treatment for hybrid financing

Analysis of the specifications of the hybrid contract with reference to IFRS9 and IAS32 criteria led to the need to account for the conversion options and BSA warrants as derivative instruments separate from the host contract (no equity component insofar as these options do not in all circumstances result in the delivery of a fixed number of shares at a fixed price).

The cash amount of 5.5 million euros received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the drawdown date: financial debt components in respect of installments A and B for 4.3 million euros (convertible and non-convertible), derivative liabilities in respect of premiums received on options sold for 1.2 million euros (464 thousand euros in respect of conversion options and 710 thousand euros in respect of BSA warrants issued), and financial compensation of 48 thousand euros in respect of 2018 warrants bought back by the Company from KREOS.

With regard to installment (C) of the ordinary bond issued in December 2021 for 677 thousand euros (excluding transaction costs), as the drawdown conditions were met outside the framework of the contract, the company analyzed the drawdown of installment (C) within the framework of a new loan agreement, with Kreos Capital VI UK. As such, installment (C) is accounted for at its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of Installment C liabilities led to the recording of a “day one gain” of 98 thousand euros. Given the unobservable nature of the market rate, the “day one gain” is deferred on the Company’s balance sheet and accounted for as financial liabilities.

In accordance with IAS 32, the redemption value of the 2018 BSA warrants has been accounted for as a total of 48 thousand euros and as a deduction from equity, in line with the treatment applied to BSA warrants issued in 2018. Borrowings are accounted for at amortized cost, based on an average effective interest rate of 26.37% for non-convertible installments and 22.85% for convertible installments. Derivative instruments are measured at fair value on the balance sheet, with a corresponding entry on the income statement: binomial or EDP valuation model for convertible bonds, and Black & Scholes valuation model for BSA warrants.

The table below summarizes the valuation of this derivative on December 31, 2023:

	As of December 31,
Fair value of derivative liabilities KREOS 2021	2021	2022	2023
Number of bonds outstanding	2,250,000	2,250,000	2,250,000
Number of shares available for subscription	2,250,000	2,250,000	2,250,000
Share price	€0.494	€0.46	€0.005
Exercise price	€0.648	€0.648	€0.648
Volatility over 12 months	85%	65%	95%
Risk-free rate	—%	3.39%	2.51%
Credit spread	23.14%	23.14%	23.14%
Fair value of derivative instrument (in K€)	(536)	—	—
Change in fair value of derivative liability over the period (in K€)	(72)	536	—

The table below summarizes the accounting procedure for derivatives:

	As December 31,
BSA – KREOS 2021 Derivative instruments	2021	2022	2023
Number of BSA warrants outstanding	2,218,293	2,218,293	2,218,293
Exercise price per share	€0.56	€0.56	€0.56
Maturity	6.88 years	5.88 years	4.88 years
Volatility	85%	65%	95%
Risk-free rate	—%	3.24%	2.43%
Fair value of BSA 2021 issued to KREOS (in K€)	(788)	(13)	(1)
Change in fair value of derivative instrument (in K€)	(78)	775	12

The table below summarizes the sensitivity analysis of the valuation of financial instruments impacted by the change in assumptions:

	On December 31, 2023
	Unconverted	Convertible	Bifurcated
Sensitivity analysis	installments	installments	derivatives
Value of instruments (in K€)	1,682	1,937	1
Impact of a 5% increase in volatility	—	—	—
Impact of a 5% drop in volatility	—	—	—
Impact of a 5% increase in the credit spread	(41)	(89)	—
Impact of a 5% drop in the credit spread	44	98	—
Impact of a 1% increase in the risk-free rate	(10)	(23)	—
Impact of a 1% drop in the risk-free rate	10	23	—
Impact of a 5% increase in the share price	—	—	—
Impact of a 5% drop in the share price	—	—	—

13.3 Research Tax Credit (CIR) pre-financing debt

Part of the CIR 2022 and 2023 receivables was pre-financed by the PREDIREC INNOVATION 3 securitization fund, with Neftys Conseil SARL as arranger. As a result, the Company has recorded:

●	a liability for the amount due to NEFTYS on receipt of the CIR;
●	a financial asset for amounts drawn by NEFTYS from assigned receivables (considered as a security deposit, see Note 7), and
●	a current asset in the form of the French government research tax credit (crédit d’impôt recherche - CIR).

In accordance with IFRS 9, the financial debt owed to NEFTYS has been determined using the amortized cost method.

Statement of changes in financial liabilities

											Reclassification
					New	Change in					of the day-
				Impact of	financial debt	fair Value	Loan			Transfer between	one gain as a
				amortized	related to lease	through	charges	Conversion		non-current and	financial
(amounts in thousands of euros)	12/31/2022	Pay-ment	Repay-ment	cost	obligations	profit or loss	and interest	to equity	Holdback	current liabilities	asset	12/31/2023
Repayable advances	664	—	—	29	—	—	—	—	—	—	—	686
Non-convertible bonds	1,722	—	—	127	—	—	—	—	—	—	(1,394)	454
Convertible bonds	1,792	—	—	178	—	—	—	—	—	—	—	1,971
Non-current lease obligations	190	—	—	—	—	—	—	—	—	—	(54)	136
Non-current borrowing	4,367	—	—	334	—	—	—	—	—	—	(1,448)	3,247
Non-current derivative liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Repayable advances	418	—	(222)	—	—	—	—	—	—	—	—	196
Non-convertible bonds	1,016	—	(1,262)	111	—	—	—	—	—	—	1,394	1,259
Convertible bonds	6,462	1,920	—	—	—	1,562	—	(7,737)	—	—	—	2,207
Accrual Interests to pay	—	—	—	—	—	—	94	—	—	—	—	94
CIR pre-financing debt	2,035	1,098	(2,146)	—	—	—	123	—	—	103	—	1,213
Payables on current rental obligations	280	—	(280)	—	—	—	—	—	—	—	54	54
Current borrowings	10,213	3,018	(3,910)	111	—	1,562	217	(7,737)	—	103	1,448	5,023
Current derivative liabilities	13	—	—	—	—	(12)	—	—	—	—	—	1

										Transfer
					New	Change				between
					Financial	in fair				non-
					debt	value	Loan			current
				Impact of	related to	through	changes			and
				amortized	lease	profit	and	Conversion		current
(amounts in thousands of euros)	12/31/2021	Payment	Repayment	cost	obligations	or loss	interest	Conversion to equity	Holdback	liabilities	12/31/2022
Repayable advances	906	—	—	(230)	14	—	—	—	—	(26)	664
Non-convertible bonds	2,740	—	—	—	282	—	—	—	—	(1,300)	1,722
Convertible bonds	1,647	—	—	—	145	—	—	—	—	—	1,792
Non-current lease obligations	225	—	—	—	—	216	—	—	—	(251)	190
Non-current borrowing	5,518	—	—	(220)	441	216	—	—	—	(1,577)	4,368
Non-current derivative liabilities	536	—	—	—	—	(536)	—	—	—	—	—
Repayable advances	377	—	—	15	—	—	—	—	—	26	418
Non-convertible bonds	1,524	—	(1,844)	37	—	—	—	—	—	1,300	1,016
Convertible bonds	6,627	10,000	—	—	—	675	—	(10,840)	—	—	6,462
CIR pre-financing debt	3,287	1,834	(3,458)	39	—	—	150	—	183	—	2,035
Payables on current rental obligations	221	—	(244)	—	52	—	—	—	—	251	280
Current borrowings	12,036	11,834	(5,546)	91	52	675	150	(10,840)	183	1,577	10,211
Current derivative liabilities	788	—	—	—	—	(775)	—	—	—	—	13

Note 14: Employee benefit obligation

Employee benefit obligation correspond to retirement indemnities, valued on the basis of the clauses set out in the applicable collective bargaining agreement. This commitment concerns only employees subject to French law.

The amended social security financing law 2023-270 for 2023, promulgated on April 14, 2023, modified the general pension system in France. Its main measures concern the gradual increase in the legal retirement age from 62 to 64 years and the increase in the contribution period required to benefit from a full pension. In accordance with the principles of IAS 19, all impacts linked to the reform are qualified as regime modifications, the impact of this reform has therefore been recognized in profit or loss.

The main actuarial assumptions are as follows:

	AS OF DECEMBER 31,
ACTUARIAL ASSUMPTIONS	2021	2022	2023

	Voluntary retirement
Retirement age	between the ages of 65 and 67
Collective bargaining agreements	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	0.98%	3.77%	3.17%
Mortality table	INSEE 2017	INSEE: TH/TF 2016-2018	INSEE 2018
Salary increase rate	2.00%	3.00%	3.50%
Turnover rate	Medium	Medium	Medium
Social security contribution rates for Executives	43%	44%	47%

Movements in the provision for retirement commitments were as follows:

(amounts in thousands of euros)	Retirement benefits
On December 31, 2021	205
Past service cost	53
Financial costs	4
Actuarial gains and losses	(80)
On December 31, 2022	183
Past service cost	48
Financial costs	7
Actuarial gains and losses	(1)
On December 31, 2023	237

Note 15: Provisions

			Reversals	Reversals
(amounts in thousands of euros)	12/31/2021	Endowments	(used)	(unused)	12/31/2022
Provision for litigation	—	75	—	—	75
Provision for contingencies	—	—	—	—	—
Total provisions	—	75	—	—	75

In the financial year ended December 31, 2022, the Company set aside a provision of 75 thousand euros under article 700 of the French Code of Civil Procedure in connection with its dispute with Negma.

			Reversals	Reversals
(amounts in thousands of euros)	12/31/2022	Endowments	(used)	(unused)	12/31/2023
Provision for litigation	75	223		(75)	223
Provision for contingencies	—	—	—	—	—
Total provisions	75	223		(75)	223

As part of the dispute with Negma Group, the Company is the subject of various requests for compensation but has not concluded that it is necessary to recognize provisions for risks due to the stay of ruling pronounced by the Commercial Court on February 9, 2024 and the existence of criminal proceedings against Negma

Note 16: Other current liabilities

16.1 Trade payables

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Suppliers - research and development	6,669	5,250	4,050
Suppliers - general and administrative expenses	937	1,690	1,342
Total trade payables	7,606	6,940	5,392

The decrease in debt to research and development suppliers between December 31, 2022 and December 31, 2023 is mainly due to the end of the COVA phase 2/3 and SARA-INT phase 2 clinical trials, this impact being partially offset by industrialization costs for BIO101 (20-hydroxyecdysone) as well as preclinical studies initiated in 2023.

16.2 Tax and social security liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Personnel and related accounts	658	855	671
Social security and other social organizations	1,202	831	720
Other taxes and levies	138	94	(44)
Total tax and social security liabilities	1,998	1,780	1,348

16.3 Other creditors and accrued liabilities

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Directors’ salaries	202	146	196
Deferred income	175	178	178
Other	4	4	4
Total other creditors and accrued liabilities	381	328	378

As part of the “BIO 201” repayable advance project from BPI France, the Company has also received a grant of €380,000 (see note 13.1), of which €178,000 was accounted for as deferred income on December 31, 2023 (€202,000 recognized as a grant in the financial year ended December 31, 2021).

Note 17: Operating expenses by function

17.1 Research and development costs

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Personnel expenses	(4,392)	(6,179)	(3,993)
Other purchases and external charges	(19,345)	(12,991)	(6,378)
Miscellaneous	(264)	(285)	(35)
Research and development costs	(24,001)	(19,455)	(10,406)
Research tax credit (CIR)	4,080	3,413	1,561
Grants	256	7
Subsidies and CIR	4,336	3,420	1,561
Research and development costs, net	(19,665)	(16,034)	(8,845)

The decrease in research personnel expenses in 2023 compared to 2022 stems mainly from the impact of share-based payments, which accounted for 560 thousand euros on December 31, 2023, compared with 3,281 thousand euros on December 31, 2022.

The increase in personnel costs in 2022 compared to 2021 is due to the full year of recruitment in 2021, to the increase in the number of statutory employees, and to the impact of the share-based compensation expense related to the BSPCEs and bonus shares granted at the end of 2021 and 2022 (€3,281 thousand in 2022 versus €2,125 thousand in 2021).

The decrease in R&D purchases and external expenses in 2023 compared to 2022 is mainly due to the completion of clinical trials for the COVA and SARA programs in the second half of 2022. Residual costs relating to clinical development were recognized in 2023, but the bulk of R&D expenditure over the year concerned various preclinical work on the Company’s different programs and operations relating to the production of BIO101 (20-hydroxyecdysone).

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

As part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of € 380 thousand, out of which € 202 thousand was recognized as a subsidy in 2021 since 53 % of the budget of research and development expenses were incurred at the closing date. No additional expenses were incurred in 2022 and 2023.

17.2 General and administrative expenses

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Personnel expenses	(3,107)	(4,110)	(1,570)
Other purchases and external charges	(3,991)	(2,928)	(3,427)
Miscellaneous	(52)	(199)	(491)
General and administrative expenses	(7,150)	(7,237)	(5,488)

The drop in personnel expenses for general management and administrative staff in 2023 compared to 2022 stems mainly from the impact of share-based compensation, which accounted for 604 thousand euros on December 31, 2023, compared with 2,467 thousand euros on December 31, 2022.

Between 2021 and 2022, personnel expenses, including share-based compensation, for senior management and administrative staff increased by €1,002 thousand, mainly due to the replacement of Finance staff and the impact of the share-based compensation expense related to BSPCEs and bonus shares granted in 2021 and 2022.

Other external purchases and expenses mainly comprise administrative expenses related to the French and United States stock market listing operations, accounting and auditing fees, insurance and legal fees.

Note 18: Net financial income and expense

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Interest and amortized cost on Kreos financing contract (1)	(544)	(1,597)	(1,094)
Change in fair value of convertible bonds and derivative liabilities (2)	(1,856)	637	(1,330)
Negma financial indemnities (3)	(1,695)	—	—
Provision for Negma litigation risks	—	(75)	—
Other financial expenses	(166)	(31)	(157)
Expenses relating to the issue of convertible bonds	(125)	(820)	(330)
Net financial income related to the repayment of penalties by Negma (4)	20	990	—
Other financial income	4	(17)	174
Foreign exchange gains (losses)	14	(31)	43
Total financial income and expense	(4,349)	(944)	(2,694)
(1)	See Note 13.2 Convertible and non-convertible bonds
(2)	In the financial year ended December 31, 2023, the change in fair value of convertible bonds and derivative liabilities was essentially related to the change in fair value of the ORNANE bonds issued to ATLAS for (1,342) K€. In the financial year ended December 31, 2022, the change in fair value of convertible bonds and derivative liabilities was related to (i) the change in fair value of the ORNANE bonds issued to ATLAS for (675) K€ and (ii) the change in fair value of derivative liabilities for 1,312 K€. In the financial year ended December 31, 2021, the change in fair value of convertible notes and derivative instruments was related to (i) the change in fair value of the ORNANE issued to Negma for €1,306 thousand, (ii) the change in fair value of the ORNANE issued to Atlas for €(3,017) thousand, (iii) the change in fair value of the derivative instruments for €(150) thousand.
(3)	In the financial year ended December 31, 2021, the financial indemnities paid to Negma is comprised of the fine for non-performance imposed by the Judgment € 1,500 thousand, (iii) € 100 thousand and € 8 thousand pursuant to Article 700 of the Code of Civil Procedure and (iv) late payment interest of € 87 Thousand. As a result, the Company recorded financial indemnities of € 1,695 thousand during the year ended December 31, 2021.
(4)	On September 8, 2022, the Paris Court of Appeal partially overturned the decision of the Paris tribunal enforcement judge in the Negma litigation. Negma Group Ltd was ordered to repay the Company the sum of €1 million. This indemnity has been recorded as financial income for the 2022 financial year. This sum had been paid by Biophytis in 2021 as part of of €1,695 thousand indemnities to Negma, recorded as financial expense for the 2021 financial year

Note 19: Income tax

The total amount of tax losses on December 31, 2023 is estimated at €168,858 thousand, comprising:

●	French tax losses carried forward indefinitely for a total of €167,759 thousand;
●	Tax losses of the US subsidiary for a total of €613 thousand ($678 thousand converted at the closing rate on December 31, 2023), including:
o	€239 thousand indefinitely carried forward;
o	€188 thousand expiring in 2037;
o	€144 thousand expiring in 2036;
o	€43 thousand expiring in 2035.
●	Tax losses of the Brazilian subsidiary for a total of €264 thousand.

The tax rate applicable to:

●	Biophytis: the current French rate of 25%;
●	Biophytis Inc.: the current U.S. rate of 21%; and
●	Instituto Biophytis Do Brasil: the current Brazil rate of 34%.

No deferred tax assets have been accounted for in the Company’s financial statements in excess of the deferred tax liabilities for the same tax jurisdiction and recovery schedule.

Reconciliation of theoretical and effective taxes

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Net loss	(31,164)	(24,216)	(17,026)
Consolidated tax	—	—	—
Loss before tax	(31,164)	(24,216)	(17,026)
Current tax rate in France	26.50%	25%	25%
Theoretical tax at current rate in France	8,258	6,055	4,257
Permanent differences	880	3,607	291
Share - based payments	(907)	(1,392)	(203)
Unused tax losses adjusted for deferred taxes	(8,231)	(5,211)	(4,344)
Tax rate differences	—	(61)	—
Group income tax (expense)/ income	—	—	—
Effective tax rate	0.0%	0.0%	0.0%

Permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

	AS OF DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Temporary shifts	421	299	257
Tax loss carry-forwards	32,539	38,007	42,200
Total deferred tax assets	32,960	38,007	42,457
	—	—	-
Temporary shifts	(526)	(815)	(704)
Total deferred tax liabilities	(526)	(815)	(704)
	—	—	-
Total net deferred tax items	32,434	37,491	41,753
Unrecognized deferred taxes	(32,434)	(37,491)	(41,753)
Total net of deferred taxes	—	—	—

Note 20: Loss per share

	FOR THE YEAR ENDED DECEMBER 31,
(amounts in thousands of euros)	2021	2022	2023
Weighted average number of shares outstanding	118,332,562	174,860,545	543,086,157
Own shares	49,882	21,268	11,804
Weighted average number of shares outstanding (excluding treasury shares)	118,282,679	174,839,276	543,074,353

Net loss for the fiscal year	(31,164)	(24,216)	(17,026)
Basic loss per share (€/share)	(0.26)	(0.14)	(0.03)
Diluted loss per share (€/share)	(0.26)	(0.14)	(0.03)

The accounting of instruments giving deferred rights to the capital (BSA, BSPCE, AGA, convertible bonds) has an anti-dilutive effect for the years presented. They are therefore not taken into account when calculating diluted earnings (see notes 11 and 12.1).

On December 31, 2023, there were outstanding BSAs entitling their holders to acquire up to 345,818,937 shares, outstanding BSPCEs entitling their holders to acquire up to 5,052,877 shares and 18,884,703 outstanding free shares which were awarded to the CEO and employees on April 14, 2023 and will be delivered to them on April 14, 2024 after a one-year vesting period.

As of December 31, 2022, there was outstanding warrants to acquire up to 2,868,387 shares, outstanding CEO and employees warrants to acquire up to 6,288,073 shares and outstanding 1,591,334 free ordinary shares that were granted to the CEO and employees on April 25, 2022 out of which 1,578,960 have be delivered to them on April 25, 2023 after a one-year vesting period after cancellation of free shares granted to employees who left the company prior to this date.

Note 21: Related parties

21.1 Compensation paid to corporate officers and management

(amounts in thousands of euros)	2021	2022	2023
Fixed compensation payable	1,125	1,136	1,063
Variable compensation payable	269	269	173
Benefits in kind	25	25	29
Directors’ fees	301	125	180
Share-based payments	3,294	5,567	1,325
Consulting fees	30	150	42
Total executive compensation	5,044	7,272	2,811

No post-employment benefits have been granted to the Chief Executive Officer or other corporate officers.

21.2 Intellectual property agreement signed with the Company’s Chief Executive Officer

The Company’s Chief Executive Officer, who is not an employee, is involved in the Company’s research and development activities. In collaboration with the Company, he has developed inventions for which the Company has submitted patent applications in which he is listed as co-inventor, and other inventions which may give rise to new patent applications in the future and for which he will be listed as co-inventor.

As an inventor, the Chief Executive Officer has certain rights under French intellectual property law. These rights are distinct from the legal rights that usually apply to salaried inventors under French law.

In order to define a framework under which any intellectual property rights arising from the CEO’s research and development activities would be assigned to the Company, the Company and the CEO entered into an agreement in May 2019, approved by the Board of Directors on May 13, 2019, under which the CEO will be entitled to the following payments for his contributions:

a)	a first lump-sum cash payment of 90,000 euros, to be paid within 30 days of the filing of a patent application based on the assigned rights; and
b)	a second lump-sum cash payment of 90,000 euros, to be paid within 30 days of publication of a patent application based on the assigned rights; and
c)	a royalty of 6.5% in respect of any Company licensing income and/or net sales of products manufactured using patents registered on the basis of the assigned rights.

The total amount resulting from the combination of the three methods of payment will be capped at €2.1 million per scientific platform.

In the event of a third-party pharmaceutical and/or biotechnology company acquiring 100% of the capital and voting rights, payments would be accelerated, so that the cap, less any amounts previously paid under a platform, would become immediately due and payable.

Following signature of the Transfer Agreement, an amount of €450,000 was due to the Managing Director, as certain patent applications covered by the Transfer Agreement had already been filed, triggering payment of the first lump sum.

In April 2020, the company amended the intellectual property agreement signed with the company’s CEO to take into account two patent publication requests that were not taken into account in the existing contract. This amendment was approved by the Board of Directors on April 3, 2020, under which the Company’s Chief Executive Officer was entitled to a lump-sum cash payment amounting to €180,000.

Since the inception of this agreement, the Company has acquired rights to use patents from the Company’s Chief Executive Officer for a total of €1,620 thousand (of which €90 thousand and €180 thousand are for the years 2022 and 2023, respectively) and are being amortized over a period of 19 years.

21.3 Consulting contract with Successful Life

On January 1, 2021, we entered into a service agreement with Successful Life SAS, owned by Jean Mariani, a director of the Company. This agreement, for an initial term of one year, tacitly renewable, was approved by the Board on March 9, 2021. This service agreement provides for scientific and strategic consultancy in relation to the biology of ageing. The agreement provides for a fixed remuneration of €450 per day, up to a maximum of €32.4 thousand per year, and reimbursement of out-of-pocket expenses on presentation of receipts.

In addition, on July 7, 2021, we signed a second agreement with Successful Life SAS by which Jean Mariani is to serve as interim Chief Medical officer until September 8, 2021, as approved by the July 7, 2021 Board decision, for a fixed remuneration of €15,000 per month. This agreement was extended on August 31 and expired on September 30 2022.

21.4 Indemnification agreements with the directors of the Company

During the 2021 financial year, following approval of the combined general meeting of May 10, 2021, the Company signed compensation agreements with its directors, ensuring the latter are covered by an insurance policy and compensation in cases of personal liability actions against them in relation to the exercise of their corporate mandate.

Note 22: Off-balance sheet commitments

22.1 Financial debt commitments

			Residual
			amount on
Borrowing	Commitments given	Nominal	12/31/2023
BPI France repayable advance - “BIO 101” project

The agreement provides for an annual repayment starting on January 1, 2018 and no later than March 31 of each year until September 30, 2023 corresponding to : 35.81% of the pre-tax proceeds from the assignment or concession of patent licenses or know-how received during the previous calendar year, where said assignment or concession relates to all or part of the results of the assisted program, and 35.81% of the pre-tax proceeds generated by the commercialization, and in particular the sale to a third party or the use by the beneficiary for its own needs, of the pre-series mock-up prototypes produced as part of the assisted program. The sums due will be deducted as a priority and up to the amount of the final installment due to BPI. The application of this mechanism will not result in the company paying more than the amount received.

		1,100	110
Kreos 2021

In accordance with the terms of the subprime loan agreements signed with Kreos on September 10, 2018 (see note 12.2.3) and November 19, 2021 (see note 12.2.3), the Company has pledged a security interest in the Company's assets for the benefit of Kreos. The Company has also granted a security interest in the operating business, including part of the Company's patents, to Kreos.

		N/A	N/A

22.2 Commitments given in respect of the use of industrial property

Agreements on the use of
industrial property	Commitments given
MACULIA commercialization contract - SATT Lutech Agreements of January 1, 2016 modified by the amendment of December 17, 2020.

This contract covers patent families from M1 to M4. The consideration payable by the Company is as follows: firstly, in the year following the first product launch, and in any event no later than 2020, the Company will pay a minimum guaranteed amount of €15,000. Similarly, the company will pay a guaranteed minimum royalty of €50 thousand once a drug is marketed, and in any case no later than 2026. These amounts will be deducted from the royalties due annually to SATT Lutech. On this point, for direct operations, the agreement provides for a single figure annual royalty based on net sales, distinguishing between sales of nutraceutical and medicinal products. For indirect operation, the agreement provides for a double-digit annual royalty, calculated on license revenues by distinguishing (i) between sales of nutraceutical products (double-digit royalty rate) and medicinal products (single or double-digit royalty rate) and (ii) the development phase (phase 1, 2 and 3) at the time the license agreement is signed. Royalty payments will cease at the end of the contract.

Note 23: Financial risk management and assessment

Biophytis may be exposed to various types of financial risk, including market risk, liquidity risk and credit risk. Biophytis implements simple measures proportionate to its size to minimize the potentially adverse effects of these risks on financial performance.

Biophytis’ policy is not to underwrite financial instruments for speculative purposes.

23.1 Market risk

Interest rate risk

Interest rate risk represents the Company’s exposure to variations in market interest rates.

Changes in interest rates could affect returns on cash and term deposits. Nevertheless, this risk is considered insignificant given the current low yields on term deposits held by the Company.

Foreign exchange risk

The main risks relating to foreign exchange impacts are considered insignificant due to the low level of activity of our foreign subsidiaries.

At the present stage of its development, the Company has not taken any hedging measures to protect its business against exchange rate fluctuations. On the other hand, the Company cannot rule out the possibility that a significant increase in its business may result in greater exposure to foreign exchange risk. The Company will then consider the use of an appropriate hedging policy to cover these risks.

Equity risk

The Company has signed agreements with Atlas and Kreos, providing for financing through the issue of several installments of convertible bonds, with warrants where applicable. Under these agreements, the Company is exposed to variations in the market price of its own shares.

23.2 Credit risk

Credit risk is associated with deposits with banks and financial institutions.

The Company seeks to minimize its exposure to banks and financial institutions by placing term deposits with first-class financial institutions. The maximum level of credit risk corresponds to the carrying amount of financial assets. As outstanding receivables mainly comprise research tax credits granted by the French government, the Company is not exposed to any significant credit risk.

23.3 Liquidity risk

Since its creation, the Company has financed its business and growth by strengthening its equity through successive capital increases (including its initial public flotation in July 2015), bank loans and bonds, public grants for innovation and pre-financing of CIR receivables.

Significant research and development expenditure has been incurred since the start of the Company’s operations, generating negative cash flow from operating activities to date of €12,873 thousand, €18,988 thousand and €23,795 thousand in the year ended December 31, 2023, 2022 and 2021 respectively.

In addition, the Company has contracted debts, notably in connection with convertible or non-convertible bond financing, presented in note 13.2 and summarized in the table below:

	Year ended
	December 31, 2023	2024	2025 / 2026	2027 / 2028	More than 5
Amounts in K€	Total	Less than 1 year	between 1 and 3 years	between 3 and 5 years	years
Non-convertible bonds issued to Kreos	1,714	1,259	454	—	—
Repayable advances	882	196	686	—	—
Leasing obligations	190	54	136	—	—
Convertible bonds issued to Kreos	1,971	—	1,971	—	—
Convertible bonds issued to ATLAS	2,207	2,207	—	—	—
Financial debts related to CIR pre-financing	1,213	1,213	—	—	—
Accrual interests to pay	94	94	—	—	—
Derivative liabilities	1	1	—	—	—
Total	8,270	5,024	3,247	—	—

The going concern assumption has been adopted by the Board of Directors As of the date of authorization of these financial statements, our available cash and our ORNANE financing line are not projected to be sufficient to support our operating plan for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business (see note 3.1).

The Company will continue to have significant financing needs in the future to support the development of its drug candidates. The precise extent of financing required is difficult to estimate accurately, and will depend in part on factors beyond the Company’s control. Areas of significant uncertainty include, but are not limited to:

●	Its ability to conduct successful clinical trials, including the ability to recruit patients for our clinical trials in a timely manner;
●	Changes in the regulatory environment; and
●	Approval of other drugs on the market that could potentially reduce the attractiveness of its drug candidates.

If the Company were unable to finance its own growth through partnership agreements, it would be dependent on other sources of financing, including raising capital or seeking grants.